

05005732

244

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Fullcast Co., Ltd.**
***CURRENT ADDRESS**	**Shibuya Mark City West 13F**
	1-12-1 Dougenzaka, Shibuya-ku,
	Tokyo, Japan 150-0043
****FORMER NAME**	
****NEW ADDRESS**	

FILE NO. 82- 34859 **FISCAL YEAR 2004**

PROCESSED
FEB 11 2005
THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE:2/9/05

【表紙】



2005 FEB -4 P
SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH. D.C.
185
SECTION

【提出書類】	有価証券届出書
【提出先】	関東財務局長
【提出日】	平成16年４月19日
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6200
【事務連絡者氏名】	執行役員　財務・経理担当　　岩　田　剛　司
【最寄りの連絡場所】	東京都渋谷区道玄坂１丁目12番１号
【電話番号】	03-3780-6200
【事務連絡者氏名】	執行役員　財務・経理担当　　岩　田　剛　司
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　0円 発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額　521,113,452円

（注）１　本募集は、平成15年12月19日開催の当社定時株主総会の決議及び、平成16年４月19日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。

２　発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の時価を基礎として算出した見込額であります。

３　新株予約権の権利行使期間内に行使が行われない場合、新株予約権者がその権利を喪失した場合及び当社が新株予約権を消却した場合には、募集金額は減少します。

【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第１【募集要項】

１【新規発行新株予約権証券】

(1)【募集の条件】

発行数	2,229個
発行価額の総額	０円
発行価格	０円
申込手数料	該当事項はありません。
申込単位	１個
申込期間	平成16年４月27日
申込証拠金	０円
申込取扱場所	株式会社フルキャスト　総務部
払込期日	該当事項はありません。
払込取扱場所	該当事項はありません。

(注) 1　本新株予約権証券の発行については、平成15年12月19日開催の当社第11期定時株主総会決議及び平成16年４月19日開催の取締役会においてその発行の決議をしております。

2　申込みの方法
申込方法は、申込期間内に申込取扱場所に申込みをすることとします。

3　本新株予約権の募集はストックオプションの目的をもって行うものであり、当社並びに当社子会社の取締役、監査役及び使用人に対して行うものであります。

4　本新株予約権は平成16年４月27日に割当てる予定です。

5　本募集の対象となる者は次のとおりであります。

新株予約権割当先	対象者の人数	割当新株予約権数
当社取締役	4名	92個
当社監査役	3名	26個
当社使用人	138名	1,764個
当社完全子会社取締役	5名	112個
当社完全子会社使用人	35名	165個
当社完全子会社以外の子会社取締役	3名	41個
当社完全子会社以外の子会社監査役	1名	5個
当社完全子会社以外の子会社使用人	3名	24個
合　計	192名	2,229個

(2)【新株予約権の内容等】

新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	2,229株(新株予約権1個当たりの目的となる株式数は1株) (注)1
新株予約権の行使時の払込金額	未定 (注)2
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	521,113,452円 (注)3
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格 未定 (注)2 資本組入額 未定 (注)4
新株予約権の行使期間	自 平成18年1月1日 至 平成20年12月30日
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	受付場所 株式会社フルキャスト本社 払込取扱場所 株式会社横浜銀行 武蔵小杉支店
新株予約権の行使の条件	1 新株予約権者は、新株予約権の行使時において、当社または当社の子会社および関連会社の取締役、監査役または従業員であることを要する。 2 任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は4に規定する新株予約権割当契約に定める条件による。 3 新株予約権者が死亡した場合は、相続人がこれを行使できるものとする。ただし、4に規定する新株予約権割当契約に定める条件による。 4 その他の条件は、本株主総会および取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによる。
新株予約権の消却事由及び消却の条件	1 当社は、新株予約権者が新株予約権の行使の条件に該当しなくなった場合は当該新株予約権を無償で消却することができる。 2 当社は、当社が消滅会社となる合併契約書承認の議案、または当社が分割会社となる会社分割計画書・分割契約書承認の議案ならびに当社が完全子会社となる株式交換契約書承認の議案もしくは株式移転の議案が当社株主総会で承認された場合は、新株予約権を無償で消却することができる。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する

(注) 1 新株予約権発行後、当社が株式分割または株式併合を行う場合、次の算式により調整するものとします。ただし、かかる調整は、新株予約権のうち、その時点で対象者が新株予約権を行使していない新株予約権の目的たる株式の数についてのみ行われ、調整の結果生じる1株未満の株式については、これを切り捨てるものとします。

調整後株式数 = 調整前株式数×分割・併合の比率

また、当社が他社と吸収合併もしくは新設合併を行い本件新株予約権が承継される場合、または、当社が会社分割を行う場合、ならびに、当社が完全親会社となる株式交換または株式移転を行う場合、当社は必要と認める株式の数の調整を行います。

2 1株当たりの払込金額は、新株予約権発行の日の属する月の前月の各日(取引が成立しない日を除く)の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額(1円未満の端数は切り上げ)とします。ただし当該金額が新株予約権発行日の終値(当日に終値がない場合は、それに先立つ直近日の終値)を下回る場合は、新株予約権発行日の終値とします。

本金額は平成16年4月27日に決定する予定です。

なお、新株予約権予約権発行後に当社が時価を下回る払込金額で新株を発行する場合(新株予約権の行使の場合を除く。)は、次の算式により1株当たりの払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合は、次の算式により払込金額を調整し、調整により生ずる1円未満の端数は切り上げるものとします。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{分割・併合の比率}$$

さらに、発行日後に当社が他社と吸収合併もしくは新設合併を行い新株予約権が承継される場合、または当社が会社分割を行う場合、ならびに、当社が他社と株式交換または株式移転を行い、完全親会社となる場合、当社は必要と認められる払込金額の調整を行います。

3　発行価額の総額は本有価証券届出書提出時の時価を基礎として算出した見込額を記載しております。

4　新株予約権の行使により株式が発行される場合の新株式の発行価額のうち、資本に組み入れる額は発行価額に0.5を乗じた金額とし、計算の結果1円未満の端数を生じる場合は、その端数を切り上げるものとします。

5　新株予約権の行使により株式が発行される場合の利益配当の起算日

新株予約権の行使により発行された当社普通株式に対する最初の利益配当金又は中間配当金は、新株予約権の行使に際して払い込むべき金額の全額の払込がなされ、新株予約権行使の効力が発生した日の属する配当計算期間の期首に新株式の発行があったものとみなし、これを支払うものとします。

(3)【新株予約権証券の引受け】

該当事項はありません。

2【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

該当事項はありません。

(2)【手取金の使途】

今回の募集は、当社並びに当社子会社の取締役、監査役及び使用人の業績向上に対する意欲や士気を一層高めることを目的に実施するものであり、資金調達を主たる目的とはしておりません。従って、本新株予約権は無償で発行されるものであり、新規発行による手取金は発生いたしません。

また、新株予約権の行使による資金の払込は、新株予約権を付与されたものの判断によるため、現時点でその金額及び時期を資金計画に織り込むことは困難であります。従って、権利行使による手取金は、運転資金あるいは設備資金に充当する予定ではありますが、具体的な金額については、払込のなされた時点の資金繰り状況に応じて決定いたします。

第2 【売出要項】

該当事項はありません。

第3 【その他の記載事項】

該当事項はありません。

第二部 【参照情報】

第１ 【参照書類】

会社の概況及び事業の概況等法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照してください。なお、下記書類については、証券取引法第27条の30の２に規定する開示用電子情報処理組織（ＥＤＩＮＥＴ）を使用して提出しております。

１【有価証券報告書及びその添付書類】

事業年度 第11期（自平成14年10月１日 至平成15年９月30日） 平成15年12月22日関東財務局長に提出

第２ 【参照書類を縦覧に供している場所】

株式会社フルキャスト本店
（東京都渋谷区桜丘町２番６号）

株式会社東京証券取引所
（東京都中央区日本橋兜町２番１号）

第三部 【提出会社の保証会社等の情報】

該当事項はありません。

第四部 【特別情報】

第１ 【保証会社及び連動子会社の最近の財務諸表又は財務書類】

該当事項はありません。

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成16年4月27日
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町2番6号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　財務・経理担当　岩　田　剛　司
【最寄りの連絡場所】	東京都渋谷区道玄坂1丁目12番1号
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　財務・経理担当　岩　田　剛　司
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　0円 発行価額の総額に新株予約権の行使に際して払込むべき金額の合計額を合算した金額　642,843,600円



（注）1　本募集は、平成15年12月19日開催の当社定時株主総会の決議及び、平成16年4月19日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。

2　新株予約権の権利行使期間内に行使が行われない場合、新株予約権者がその権利を喪失した場合及び当社が新株予約権を消却した場合には、募集金額は減少します。

【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

【有価証券届出書の訂正届出書の提出理由】

平成16年４月19日付をもって提出した有価証券届出書の記載事項のうち、「新株予約権の行使時の払込金額」、「新株予約権の行使により株式を発行する場合の株式の発行価額の総額」及び「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」が平成16年４月27日に確定し、これらに関連する事項を訂正するために有価証券届出書の訂正届出書を提出するものであります。

【訂正事項】

第一部　証券情報

第１　募集要項

１　新規発行新株予約権証券

(1) 募集の条件

欄外注記

(2) 新株予約権の内容等

新株予約権の行使時の払込金額の欄

新株予約権の行使により株式を発行する場合の株式の発行価額の総額の欄

新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額の欄

欄外注記

【訂正箇所】

訂正箇所は＿＿＿線で示しております。

RECEIVED
2005 FEB -4 P 12: 2
OFFICE OF ...
CORPORATE ...


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH. D.C.
185
SECTION

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成14年10月１日
(第11期)　　至　平成15年９月30日

株式会社フルキャスト

(941466)

第11期（自平成14年10月１日　至平成15年９月30日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成15年12月22日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社フルキャスト

目　　次

頁

【表紙】

【提出書類】　有価証券報告書

【根拠条文】　証券取引法第24条第１項

【提出先】　関東財務局長

【提出日】　平成15年12月22日

【事業年度】　第11期(自　平成14年10月１日　至　平成15年９月30日)

【会社名】　株式会社フルキャスト

【英訳名】　FULLCAST CO., LTD.

【代表者の役職氏名】　代表取締役社長　　平　野　岳　史

【本店の所在の場所】　東京都渋谷区桜丘町２番６号
（同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）

【電話番号】　03-3780-6200

【事務連絡者氏名】　執行役員　財務・経理担当　　岩　田　剛　司

【最寄りの連絡場所】　東京都渋谷区道玄坂１丁目12番１号

【電話番号】　03-3780-6200

【事務連絡者氏名】　執行役員　財務・経理担当　　岩　田　剛　司

【縦覧に供する場所】　株式会社東京証券取引所
（東京都中央区日本橋兜町２番１号）

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

回次		第７期	第８期	第９期	第10期	第11期
決算年月		平成11年９月平成	12年９月平成	13年９月平成	14年９月	平成15年９月
(1) 連結経営指標等						
売上高	(千円)	10, 275, 4416, 934, 30823, 925, 51826, 319, 869 37, 945, 412				
経常利益	(千円)	21, 8111, 524, 5611, 764, 3691, 484, 506 2, 558, 658				
当期純利益又は当期純損失(△)	(千円)	△409, 11541, 406941, 15446, 840 1, 196, 680				
純資産額	(千円)	822, 7603, 558, 3047, 725, 9047, 443, 487 8, 719, 291				
総資産額	(千円)	4, 596, 0051, 704, 45513, 906, 65313, 928, 132 15, 493, 565				
１株当たり純資産額	(円)	587, 685. 981, 078, 274. 01173, 226, 55171, 327. 33 198, 486. 00				
１株当たり当期純利益又は当期純損失(△)	(円)	△596, 378. 4474, 045. 3522, 910. 837, 902. 31 27, 373. 46				
潜在株式調整後１株当たり当期純利益	(円)	—		22, 609. 227, 813. 83 27, 118. 49		
自己資本比率（	%)	17. 930. 455. 553. 4 56. 3				
自己資本利益率（	%)	—	33. 816. 74. 6 14. 8			
株価収益率（	倍)	—		17. 536. 7 10. 9		
営業活動によるキャッシュ・フロー	(千円)	△562, 2491, 255, 964812, 261			△27, 378	1, 545, 830
投資活動によるキャッシュ・フロー	(千円)	△102, 813	△2, 920, 614	△824, 478	△318, 113	1, 604, 324
財務活動によるキャッシュ・フロー	(千円)	1, 237, 8754, 519, 8271, 439, 979			△853, 217	△1, 741, 123
現金及び現金同等物の期末残高	(千円)	977, 7363, 522, 2194, 940, 5733, 741, 864 5, 150, 894				
従業員数 (ほか、平均臨時雇用者数)	(名) (名)	402 (178)	705 (255)	943 (405)	994 (476)	1, 118 (773)
(2) 提出会社の経営指標等						
売上高（	千円)	6, 212, 52913, 567, 35115, 077, 58514, 814, 890 22, 302, 927				
経常利益（	千円)	185, 6051, 467, 4531, 239, 9721, 149, 408 1, 783, 256				
当期純利益（	千円)	3, 671748, 121482, 453246, 029 914, 891				
資本金（	千円)	461, 1501, 262, 9503, 255, 0003, 261, 900 3, 289, 350				
発行済株式総数（	株)	1, 4003, 30044, 60044, 646 44, 829				
純資産額（	千円)	1, 382, 6803, 739, 9387, 451, 1177, 064, 420 8, 325, 001				
総資産額（	千円)	4, 832, 11410, 927, 19911, 885, 96211, 743, 771 12, 368, 989				
１株当たり純資産額（	円)	987, 629. 241, 133, 314. 80167, 065, 41162, 602. 32 189, 510				. 38
１株当たり配当額 (内１株当たり中間配当額)	(円) (円)	— (—)	旧株 10, 000 第1新株5, 000 第2新株 137 (—)	2, 000 (—)	2, 500 (1, 000)	5, 000 (1, 000)
１株当たり当期純利益	(円)	5, 351. 74478, 338, 8111, 744. 535, 605. 47 20, 928. 55				
潜在株式調整後１株当たり当期純利益	(円)	—		11, 589. 925, 542. 71 20, 733. 62		
自己資本比率（	%)	28. 634. 262. 760. 2 67. 3				
自己資本利益率（	%)	0. 529. 28. 63. 4 11. 9				
株価収益率（	倍)	—		34. 251. 7 14. 2		
配当性向（	%)	—	2. 118. 544. 2 23. 9			
従業員数 (ほか、平均臨時雇用者数)	(名) (名)	185 (165)	258 (233)	254 (345)	242 (390)	317 (666)

(注) 1　売上高には、消費税等は含まれておりません。

2　第７期の連結財務諸表においては当期純損失を計上しているため、自己資本利益率の算定は行っておりません。

3　潜在株式調整後１株当たり当期純利益は、第７期においては新株引受権の残高はあるが当社が非上場であり、期中平均株価が把握できないこと、また連結上１株当たり当期純損失が計上されているため、第８期においては新株引受権の期末残高がないため記載しておりません。

4　第８期までの株価収益率については、当社が非上場であるため記載しておりません。

5　第９期における資本金並びに発行済株式総数は、平成12年12月18日開催の取締役会決議により、平成13年１月12日をもって額面株式１株を４株に分割し、平成13年１月13日開催の取締役会決議により、同日付で資本準備金717,050千円を資本金に組み入れるとともに、平成 13年２月１日をもって額面株式１株を３株に分割した結果、平成　13年２月１日現在において資本金は　1,980,000千円、発行済株式数は39,600株となっております。

なお、第９期における１株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

また、１株当たり当期純利益は期中平均株式数により、１株当たり純資産につきましては期末発行済株式総数より算出しております。

6　第10期から自己株式を資本に対する控除項目としており、また、１株当たりの各数値(配当額は除く)の計算については発行済株式数から自己株式数を控除して算出しております。

7　第10期から連結財務諸表並びに財務諸表につきましては、「１株当たり当期純利益に関する会計基準」(企業会計基準委員会　平成14年９月25日　企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会　平成14年９月25日　企業会計基準適用指針第４号)を適用しております。

なお、同基準及び適用指針の適用に伴う影響については、第 5　経理の状況　1　連結財務諸表等並びに 2　財務諸表等の(１株当たり情報)注記事項における(追加情報)をご参照ください。

8　第11期の一株当たり配当額5,000円には、東京証券取引所上場記念配当2,500円を含んでおります。

2 【沿革】

平成２年９月	東京都港区に㈱リゾートワールドを設立。
平成４年９月	商号を㈱フルキャストとする。
平成４年10月	短期業務請負業を開始。
平成６年10月	東京都渋谷区に本社を移転。
平成７年１月	大阪市中央区の㈱フルキャスト大阪とフランチャイズ契約を締結。
平成７年９月	東京都新宿区に㈱成和サービスを設立。
平成８年１月	東京都小平市に㈱エントリーを設立。
平成９年10月	㈲フルキャストレディ（現社名㈱フルキャストオフィスサポート（現・連結子会社）、平成11年10月に株式会社に改組）を設立。
平成10年５月	㈱神奈川進学研究会（平成元年７月設立）を㈱フルキャストウィズ（現社名㈱フルキャストテクノロジー（現・連結子会社））に改称。
平成10年10月	㈱フルキャストウィズ一般労働者派遣業　許可取得。
平成11年１月	ファクトリー事業部を新設、工場ライン請負事業を開始。 ㈲フルキャストレディ一般労働者派遣業　許可取得。
平成11年４月	㈱フルキャストウィズ職業紹介事業　許可取得。
平成11年５月	㈱フルキャストウィズ特定労働者派遣業　届出。
平成11年６月	㈱フルキャスト大阪、㈱エントリー、㈱デュアル・サポート　（旧㈱成和サービス）を吸収合併。
平成11年11月	㈱フルキャストシステムコンサルティングを設立。
平成12年２月	㈱パソナとの業務提携により、同社の顧客が依頼する業務請負を当社に紹介し、当社の顧客が依頼する一般労働者派遣を同社に紹介する相互斡旋を開始。
平成12年３月	フルキャスト人事コンサルティング㈱（現・連結子会社）を設立、同年４月に㈱フルキャストウィズの人事コンサルティング事業部を譲り受け、事業を開始。
平成12年６月	㈱フルキャストスポーツ（現・連結子会社）を設立、スポーツエージェント事業を開始。
平成12年９月	㈱フルキャストファクトリー（現・連結子会社）を設立、同年10月にファクトリー事業部を譲り受け、事業を開始。
平成13年６月	株式を店頭市場（JASDAQ市場）に上場。
平成14年４月	セントラル自動車㈱、大昌工業㈱との合弁により㈱フルキャストセントラルを設立し、自動車部門に特化した工場ライン請負事業を開始。
平成14年10月	㈱フルキャストウィズと㈱フルキャストシステムコンサルティングが合併し、㈱フルキャストテクノロジーに改称。 ㈱フルキャストレディの営業の一部を吸収分割により承継。㈱フルキャストレディはオフィス系短期業務請負・派遣に特化し、㈱フルキャストオフィスサポートに改称。
平成15年１月	㈱フルキャスオフィスサポート職業紹介事業　許可取得。 フルキャスト人事コンサルティング㈱が㈱フルキャスオフィスサポートと合併。
平成15年５月	㈱フルキャストセントラル一般労働者派遣業　許可取得。
平成15年９月	当社及び子会社の本社事務所を渋谷マークシティに統合。 株式を東京証券取引所市場第二部に上場。

3 【事業の内容】

当社グループ（当社及びその関係会社をいいます。以下 同じ。）は、物流・イベント関連、事務関連など、繁忙期や業務量の増減に合わせて必要な場合 に短期的に業務を請け負う短期業務請負業を中心として、製造業などの工場内業務の請負や、技術 系人材サービスなど、総合的に人材のアウトソーシングを支援する事業を展開しております。

当連結会計年度において、当社グループのシナジー効果 の最大化を図るため、事業区分を見直し、以下のとおり変更いたしました。

①「テクニカル事業」（技術系人材サービス業）の領域を拡大し、従来「その他事業」に含めていた㈱フルキャストシステムコンサルティング（平成14年10月1日付けで㈱フルキャストウィズと合併）の情報通信事業を合体。これに伴い、セグメント の名称を「テクノロジー事業」に変更。

②従来「テクニカル事業」に含めていたフルキャスト人事コンサルティング㈱（平成15年1月1日付けで㈱フルキャストオフィスサポートと合併）の人材紹介事業を「その他事業」に移行。

変更後の当社グループの事業の位置付け及び事業 の種類別セグメントとの関連は、次のとおりであります。

A　スポット事業（短期業務請負業）

当社の中核事業は、ブルーカラー職種と呼ばれる 業務を中心に、顧客企業の繁忙期や業務量の増減に合わせて「必要な場合に短期的に業 務を請け負う」短期業務請負業です。

対象業務は下記のように大別できますが、実際の業務 領域はさらに広範囲にわたっております。

・物流系 ………………………… 引越の梱包・開梱、事務所移転業務、資材搬入搬出など
・倉庫内作業系 ……………… 仕分け梱包・検品、精密機械組み立てなど
・清掃系 ………………………… 養生、清掃、ビルクリーニング、ハウスクリーニングなど
・イベント系 ………………… 企画運営、ブース設営撤去など
・飲食店舗関連………………… フロント・バックヤード業務など

また、連結子会社である㈱フルキャストオフィス サポートにおいては、オフィス系業務、コールセンター業務やセールスプロモーション業務といった事務系の分野における業務請負を行っております。同社と当社は相互に請負業務の発注も行っております。

B　ファクトリー事業（工場ライン業務請負業）

当社は、メーカーなどの顧客企業における業務の アウトソーシング化の傾向が高まるなか、一定期間に及ぶ請負業務の受注確保を目的として、平成 11年1月から工場ライン業務請負業を開始いたしました。さらに、平成12年10月には、スタッフ管理の明確化などを目的として当該業務を連結子会社である㈱フルキャストファクトリーに営業譲渡いたしました。

対象業種は水産・食品、機械、電気機器、精密機 器、化学・ゴム、繊維・パルプ、輸送用機器、鉄鋼・金属など製造業が中心で、製造現場の一部または全てのライン業務を原則として一括して請け負います。

また、平成14年4月1日にトヨタ系列でありますセントラル自動車㈱、大昌工業㈱及び当社の出資による合弁会社㈱フルキャストセントラルを設立し、自動車事業に特化した工場ライン業務請負を行っております。

C　テクノロジー事業(技術系人材サービス業)

連結子会社である㈱フルキャストウィズは、平成10年10月に技術系業務請負業・人材派遣事業を開始いたしました。また、連結子会社である㈱フルキャストシステムコンサルティングは、平成11年11月に、物流システムなどの業務の効率化に関わる開発及びコンサルティングを開始いたしました。

両社は平成14年10月1日付けにて合併し、商号を㈱フルキャステクノロジーに変更いたしました。業務領域としては半導体関連分野を中心としたハード系の開発・製造工程やソフト系の開発工程を主な対象としております。

D　その他事業

渋谷のドトールコーヒーショップの他、平成14年12月より㈱タスコシステムとの提携に基づき、同社のフランチャイジーとして東京都内に「高田屋」、「とり鉄」をオープンし、計3か店の飲食店を経営しております。これらの店舗はスポット事業における飲食店舗関連の業務請負に必要な人材を育成する役割も担っております。

連結子会社である㈱フルキャストオフィスサポートにおいて、有料職業紹介事業であるアルパーム事業を展開しております。これは「アルバイト to パーマネント」(アルバイトから正社員へ)を意味した当社グループ独自の造語で、アルバイトとしての体験入社期間を求職者と求人企業の双方にとってのトライアル期間に見立て、その後双方が合意すれば正社員契約するというものであります。

連結子会社である㈱フルキャストスポーツは、欧米では一般的となっているスポーツ選手の代理人業務を中心に事業展開を進めております。

事業の系統図は、次のとおりであります。



短期就業希望者
スポット事業
登録・就業希望
㈱フルキャストオフィスサポート
事務系業務請負
請負業務の外注
登録・就業希望
㈱フルキャスト
短期業務請負
請負業務の外注
ファクトリー事業
定期就業希望者
登録・就業希望
㈱フルキャストファクトリー
工場ライン業務請負
登録・就業希望
㈱フルキャストセントラル
工場ライン業務請負
(自動車向け)
システム開発・保守
テクノロジー事業
就業希望者
技術社員として雇用
㈱フルキャストテクノロジー
技術系請負・人材派遣
その他事業
㈱フルキャスト
フランチャイズ・
キャスティング
㈱フルキャスト
オフィスサポート
人材紹介
㈱フルキャストスポーツ
スポーツエージェント業務
特定人材
顧客企業
㈱ネオキャリア
求人広告・マーケティング
顧客企業

(注) 1 図の内容は、平成15年9月30日の状況であります。
2 ──→ はグループ外との取引、- - - -→ はグループ内の取引であり、グループ内の取引には金銭の貸借取引は含まれておりません。
3 [実線枠] は、連結子会社、[破線枠] は、持分法適用会社であります。

4 【関係会社の状況】

名称	住所	資本金又は出資金(千円)	主要な事業の内容	議決権の所有割合(%)	関係内容
(連結子会社) ㈱フルキャストオフォスサポート (注3)	東京都渋谷区	40,000	スポット事業及びその他事業	100.0	・当社と相互に請負業務の発注を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・借入保証 ・役員の兼任等・・・3名
㈱フルキャストファクトリー	東京都渋谷区	100,000	ファクトリー事業	100.0	・当社と相互に請負業務の発注を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・3名
㈱フルキャストセントラル	東京都渋谷区	90,000	ファクトリー事業	55.6	・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・1名
㈱フルキャストテクノロジー (注4)	東京都渋谷区	339,000	テクノロジー事業	87.5	・当社と相互に請負業務の発注を行っております。 ・当社の基幹システムの開発及び保守管理を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付及び借入保証 ・役員の兼任等・・・2名
㈱フルキャストスポーツ	東京都渋谷区	40,000	その他事業	100.0	・当社の宣伝活動の一部を担っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・役員の兼任等・・・2名
(持分法適用関連会社) ㈱ネオキャリア	東京都渋谷区	37,000	その他事業	33.8	—

(注) 1　主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。

2　役員の兼任等は当社の執行役員を含んでおります。

3　平成14年10月1日に㈱フルキャストレディにおける物流系、倉庫内作業系、清掃系、イベント系の短期業務請負事業を会社分割により㈱フルキャストが承継し、㈱フルキャストレディは、同日付けにて㈱フルキャストオフィスサポートに商号変更いたしました。

4　㈱フルキャストウィズは㈱フルキャストシステムコンサルティングを平成14年10月1日付けにて吸収合併し、商号を㈱フルキャストテクノロジーに変更いたしました。

5　フルキャスト人事コンサルティング㈱は、平成15年1月1日付けで㈱フルキャストオフィスサポートと合併し解散いたしました。

6　㈱アドグラムスは、平成15年9月24日付けで、株式の一部売却により、持分法適用関連会社から除外されました。

7　㈱フルキャストファクトリーについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等 (1)　売上高 6,604,884　千円
(2)　経常利益 252,176　千円
(3)　当期純利益　133,904千円
(4)　純資産額 332,160　千円
(5)　総資産額 1,493,650　千円

8　㈱フルキャストセントラルについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等 (1)　売上高 4,168,235　千円
(2)　経常利益 325,246　千円
(3)　当期純利益　168,052千円
(4)　純資産額 265,425　千円
(5)　総資産額 1,035,184　千円

9　㈱フルキャストテクノロジーについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等			
(1)	売上高	4,802,345	千円
(2)	経常利益	223,732	千円
(3)	当期純利益	75,397	千円
(4)	純資産額	375,013	千円
(5)	総資産額	1,609,436	千円

5 【従業員の状況】

(1) 連結会社の状況

平成15年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
スポット事業	311 〔634〕
ファクトリー事業 154	〔 65〕
テクノロジー事業 623	〔 29〕
その他事業	9 〔 36〕
全社(共通)	21 〔 9〕
合計 1,118	〔773〕

(注) 1 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。

2 全社(共通)として記載されている従業員数は、特定のセグメントに区分できない管理部門に所属しているものであります。

3 事業区分の見直しにより、従来「その他事業」に 属していた情報通信関連事業を、「テクノロジー事業」に組み入れました。これに伴い、期初において、従来の「その他事業」の従業員64名が「テクノロジー事業」に移行しております。

4 当社グループの事業拡大に伴い、最近１年間において従業員が 124名増加しております。このうち72名はテクノロジー事業における技術社員の採用による増加(セグメントの変更に伴う異動を除く)であります。

(2) 提出会社の状況

平成15年９月30日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
317 〔666〕	30.72	.84,693	

(注) 1 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。

2 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

労働組合は結成されておりませんが、労 使関係は円滑に推移しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度における我が国経済は、第３四半期までは、国際情勢の不安や米国景気の失速懸念などから輸出や生産が停滞し、４月には日経平均がバブル後最安値を更新するなど先行き不透明感を抱えたまま低調に推移しました。期末近くになり景気底離れの兆しが表れてきたものの、本格的なデフレ脱却の道筋が見えるには至っておらず、深刻な雇用情勢等、総じて厳しい状況が続いております。

引き続きリストラを推し進めている企業部門においては、限られた経営資源の選択と集中を図るため、外部資源の有効活用を積極的に進めており、補助的な業務から専門的な業務に至るまで幅広い分野で人材アウトソーシングの需要が拡大しております。一方、その要求水準は、単なる労働力の補充から、合理化、効率化に結びつくサービスの提供へと高まってきており、また、大手企業においては取引効率化の観点からアウトソーシング先を絞り込む動きが見られるなど、従来以上に総合的な対応力が必要とされるようになってきました。

このような状況にあって当社グループは、スポット、ファクトリー、テクノロジーの各事業で培ったノウハウを相互に有効活用し、請負業務の質を高めるとともに、トータルなソリューションの提供に努めてまいりました。平成15年９月１日には、分散していた当社及び子会社の本社機能を渋谷マークシティに統合し、グループ一体となった経営体制を整えました。また、これに先立ち、４月には本社、子会社の事務所に使用していた公園通りビルを売却しております。

これらの結果、売上高は37,945百万円（前年同期比44.2％増）、営業利益は2,455百万円（同62.5％増）、経常利益は2,558百万円（同72.4％増）、当期純利益については、特別損益において本社移転費用81百万円等があったものの、固定資産売却益109百万円を計上したことなどにより1,196百万円（同245.0％増）と大幅な増収増益となりました。

なお、グループの中核企業である㈱フルキャストは平成15年９月３日をもって株式を東京証券取引所市場第二部に上場いたしました。

事業の種類別セグメントの業績は次のとおりであります。

①スポット事業

スポット事業においては、ハイクオリティ・ソリューションにより請負業務の付加価値向上に努めてまいりました。また、利用者層が大企業に広がってきており、請負業務の一件あたりの規模が大型化する傾向にありますが、従来から培ってきた信用力、全国規模での動員力等、総合的な対応力が活かされ、一括受注あるいは大型案件の獲得が増加いたしました。

営業拠点については受注案件に対応した展開を進め、期末の拠点数は、㈱フルキャストの76拠点、㈱フルキャストオフィスサポートの４拠点を合わせ全国80拠点となりました。

この結果、売上高は22,205百万円（前年同期比35.5％増）、営業利益2,269百万円（同29.8％増）となりました。

②ファクトリー事業

ファクトリー事業においては、スポット事業で培った スタッフ管理のノウハウや営業力を活かし、拡大するアウトソーシング需要に対応いたしました。 自動車業界に特化している㈱フルキャストセントラルは２期目となり、人材の採用、研修の体制整備 が一層進み、業績が大きく伸張いたしました。自動車業界以外の工場ライン請負業を行っている㈱フ ルキャストファクトリーにおいてもデジタル機器関連をはじめ幅広い業種で受注が拡大いたしました。

期末拠点数は、㈱フルキャストファクトリー 20拠点、㈱フルキャストセントラル 13拠点を合わせて全国33拠点となりました。

この結果、売上高は 10,713百万円（前年同期比 84.0％増）、営業利益 594百万円（同 291.0％増）となりました。

③テクノロジー事業

技術者派遣事業については、主たる顧客である半導体 ・エレクトロニクス業界において、カメラ付き高機能型を中心とした携帯電話やＤＶＤ等のデジタル家電開発が活況となったことから、受注単価、稼働率とも高い水準で推移いたしました。受託開発業務につきましては、不採算事業を整理する一方、営業活動の強化により業績の回復を図りました。

この結果、売上高は 4,313百万円（前年同期比 28.3％増）、営業利益 201百万円（前年同期は営業損失22百万円）となりました。

④その他事業

その他事業において外部顧客に対する売上高の主なも のとしては、株式会社タスコシステムのフランチャイジー等の飲食店において 411百万円、㈱フルキャストスポーツにおいてスポーツ選手のエージェント業務等による242百万円などがありました。

この結果、売上高は 712百万円（前年同期比 4.1％減）、営業利益は 24百万円（前年同期は営業損失２百万円）となりました。

(注) 当社グループの事業再編に伴い、平成14年９月期に「テクニカル事業」に区分しておりました（技術系業務請負・技術者派遣）と「その他事業」に含めており ました（情報通信）につきましては、「テクノロジー事業」に計上しております。また、平成14年９月期に「テクニカル事業」に区分しておりました（人材紹介）につきましては「その他事業」に計上しておりま す。このため「テクノロジー事業」及び「その他事業」の対前年同期比は、当期の事業区分によって行っております。

(2) キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物（以下「資金」という。）は、前連結会計年度末に比べ1,409百万円増加し、当連結会計年度末には5,150百万円となりました。

（営業活動によるキャッシュ・フロー）

営業活動の結果得られた資金は、1,545百万円(前年同期は使用した資金27百万円)となりました。

これは主に、売上債権の増加が1,089百万円(仕入債務の増加は286百万円)、法人税等の支払が785百万円であったのに対し、税金等調整前当期純利益が2,552百万円であったこと等によるものであります。

（投資活動によるキャッシュ・フロー）

投資活動の結果得られた資金は、1,604百万円(前年同期は使用した資金318百万円)となりました。

これは主に、事業提携による投資有価証券の取得による支出が323百万円、ソフトウェアなどの無形固定資産の取得による支出が294百万円であったのに対し、土地・建物等の有形固定資産の売却による収入が1,959百万円、貸付金の回収による収入が504百万円であったこと等によるものであります。

（財務活動によるキャッシュ・フロー）

財務活動の結果使用した資金は、1,741百万円(前年同期は使用した資金853百万円)となりました。

これは主に、有形固定資産の売却による収入を長期借入金返済1,486百万円に充当したこと等によるものであります。

2 【生産、受注及び販売の状況】

(1) 生産及び受注実績

当社グループは生産活動を行っておらず、また受注の 状況については下記の理由により受注規模を金額で示すことはしておりません。

① スポット事業の場合は、作業日の前日ない し前々日に受注することが多く、受注から売上計上までの期間が極めて短いこと。

② ファクトリー事業及びテクノロジー事業の 請負業務においては、受注時の業務量がその後の顧客の要望に合わせて変更することが多いこと。

(2) 販売実績

事業の種類別セグメントの名称	当連結会計年度 (自 平成14年10月1日 至 平成15年9月30日) (千円)	前年同期比(%)
スポット事業 22,205,911 35.5		
ファクトリー事業 10,713,647		84.0
テクノロジー事業 4,313,317 28.3		
その他事業 712,535		△4.1
合計 37,945,412 44.2		

(注) 1 上記の金額には、消費税等は含まれておりません。

2 当連結会計年度から、事業の種類別セグメントの区分を変更しており、本表における前連結会計年度との比較は変更後の区分に基づいて行っております。

3 【対処すべき課題】

今後の人材ビジネスを取り巻く環境は、市場規模 の量的増加にとどまらず、変革が著しい情報通信技術なども巻き込みながら、多様化、高度化、専門 化といった質的変化を伴って推移していくものと考えられます。

当社グループといたしましては、こうした市場の 変化に柔軟に対応しながら、かつニーズを先取りした戦略を進めていく必要性を認識しております。 そのために、既存の事業の拡大を図りながら、新しいビジネスチャンスを常に模索し続けております。

具体的には、短期業務請負業を中核事業として位 置づけた上で、子会社が行っている技術系人材サービスや工場ライン請負、事務系短期請負・派遣と いった事業を拡充していくとともに、新規事業を含めたグループ全体の有機的な結合を図っていきます。

また、今後はM&A戦略も進めていくことによっ て、グループ全体としての企業価値を高めていく所存であります。

4 【経営上の重要な契約等】

該当事項はありません。

5 【研究開発活動】

該当事項はありません。

第３　【設備の状況】

１　【設備投資等の概要】

(1) 重要な設備の新設

当連結会計年度において、重要な設備投資としては、　スポット事業におけるスタッフのコーディネートや取引先への請求業務等を行う基幹システム「ＦＡＳＥ３」の開発がありました。

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	投資額		資金調達方法	着手年月	完了年月	完成後の増加能力
				総額(千円)	既支払額(千円)				
提出会社	本　社(東京都渋谷区)	スポット事業	ソフトウェア開発及び工具器具備品の購入等	445,309	345,309	自己資金	平成13年8月	平成15年9月	－

(注)　上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の売却

当連結会計年度において下記の土地建物を売却いたしました。当該土地建物は当社営業部及び当社関連会社の事務所として使用するとともに、一部を第三者に賃貸しておりましたが、当社グループの事業拡大に伴い手狭になったため売却したものであります。

会社名	名称(所在地)	事業の種類別セグメントの名称	売却時帳簿価格(千円)			売却の時期
			建物及び構築物	土地(面積㎡)	計	
提出会社	フルキャスト公園通りビル(東京都渋谷区)	スポット事業	112,860	1,736,942(448.99)	1,849,803	平成15年４月

(注)　上記の金額には、消費税等は含まれておりません。

2 【主要な設備の状況】

(1) 提出会社

(平成15年９月30日現在)

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(千円)					従業員数 (名)
			建物及び構築物	工具器具備品	土地 (面積㎡)	その他	合計	
本社 (東京都渋谷区)	スポット事業 全社(共通)	事務所 営業設備	276, 142	88, 988	443, 481 (131. 10)	862, 550	1, 671, 162	86 〔 73〕
各支店・営業所	スポット事業	事務所 営業設備	4, 7255	4, 791	—	1, 952	61, 469	231 〔565〕
店舗	その他事業	店舗	88, 62146	4	—	7, 151	96, 237	— 〔 28〕
従業員社宅他	スポット事業 全社(共通)	従業員社宅 59,	478	—	162, 988 (591. 46)	—	222, 466	—
合計			428, 9671	44, 244	606, 469 (722. 56)	871, 654	2, 051, 335	317 〔666〕

(2) 国内子会社

(平成15年９月30日現在)

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(千円)					従業員数 (名)
				建物	工具器具備品	土地 (面積㎡)	その他	合計	
㈱フルキャストオフィスサポート	本社 (東京都渋谷区)	スポット事業	事務所 営業設備	4182	319	—	1, 686	4, 424	20 〔 12〕
㈱フルキャストファクトリー	本社 (東京都渋谷区)	ファクトリー事業	事務所 営業設備	2645	949	—	922	7, 136	94 〔 35〕
㈱フルキャストセントラル	本社 (東京都渋谷区)	ファクトリー事業	事務所 営業設備	1, 6411	5, 459	—	13, 776	31, 877	60 〔 30〕
㈱フルキャストテクノロジー	本社 (東京都渋谷区)	テクノロジー事業	事務所 営業設備	1, 0551	1, 751	—	41, 354	54, 161	623 〔 29〕
㈱フルキャストスポーツ	本社 (東京都渋谷区)	その他事業	事務所 営業設備	1451	977	—	—	2, 123	4 〔 1〕
合計 3, 52538, 458						—	57, 739	99, 723	801 〔107〕

(注) 1 帳簿価額のうち「その他」は、機械装置、車輌運搬具、建設仮勘定及びソフトウェアであります。
なお、金額には消費税等を含めておりません。
2 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。

3　上記の他、連結会社以外の者から賃借している資産としては以下のものがあります（金額は年間賃借料で、駐車場を除く）。

(1) 提出会社

（平成15年９月30日現在）

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	年間賃借料（千円）
本社（東京都渋谷区）	スポット事業 全社(共通)	賃借建物 64,621	
各支店・営業所	スポット事業	賃借建物 303,293	
店舗	その他事業	賃借建物 15,592	
従業員社宅	スポット事業 全社(共通)	借地 賃借建物	23,730
合計	―	― 407,238	

(2) 国内子会社

（平成15年９月30日現在）

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	年間賃借料（千円）
㈱フルキャストオフィスサポート	本社・各支店（東京都新宿区 他）	スポット事業 その他事業	賃借建物 30,425	
	従業員社宅		賃借建物 378	
㈱フルキャストファクトリー	本社・各支店（東京都渋谷区 他）	ファクトリー事業	賃借建物 57,498	
	従業員社宅		賃借建物 46,335	
㈱フルキャストセントラル	本社・各支店（東京都渋谷区 他）	ファクトリー事業	賃借建物 34,088	
	従業員社宅		賃借建物 165,313	
㈱フルキャストテクノロジー	本社・各支店（東京都渋谷区 他）	テクノロジー事業	賃借建物 45,754	
	従業員社宅		賃借建物 177,001	
㈱フルキャストスポーツ	本社（東京都渋谷区）	その他事業	賃借建物 2,371	
合計	―	―	― 559,167	

4　上記の他、リース設備としては以下のものがあります(金額は年間リース料)。

(1) 提出会社

機械装置及び車両運搬具　1,458 千円

電子計算機及び周辺機器 82,540 千円

(2) 国内子会社

機械装置及び車両運搬具 14,099 千円

電子計算機及び周辺機器 22,130 千円

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

重要な設備投資として、基幹システム「ＦＡＳ Ｅ３」の機能増強を進めてまいります。

当連結会計年度末において計画中の設備 投資は以下のとおりであります。

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月	完成後の増加能力
				総額(千円)	既支払額(千円)				
提出会社	本　社(東京都渋谷区)	スポット事業	ソフトウェア開発及び工具器具備品の購入等	200,000	－	自己資金	平成15年10月	平成16年8月	－

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

基幹システム「ＦＡＳＥ３」の本格稼動に伴い、 旧システム「ＦＡＳＥ２」は除却する計画であります。

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	期末帳簿価額(千円)	除却等の予定年月	除却等による減少能力
提出会社	本　社(東京都渋谷区)	スポット事業	ソフトウェアの除却	147,554	平成16年８月	－

(注) 上記の金額には、消費税等は含まれておりません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	178,400
計	178,400

（注）平成15年12月19日開催の定時株主総会において定款の一部変更が行われ、同日をもって会社が発行する株式の総数は359,500株増加し、537,900株となっております。

②　【発行済株式】

種類	事業年度末現在 発行数(株) (平成15年９月30日)	提出日現在 発行数(株) (平成15年12月22日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	44,829	135,867	東京証券取引所 (市場第二部)	―
計	44,829	135,867	―	―

（注）１　平成15年11月20日付で、１株につき３株の割合をもって株式分割いたしました。
　　２　提出日現在の発行数には、平成15年12月１日からこの有価証券報告書提出日までの新株引受権付社債の新株引受権の行使により発行された株式数は含まれておりません。

(2)　【新株予約権等の状況】

商法等改正整備法第19条第２項の規定により新株予約権付社債とみなされる新株引受権付社債の残高等は次のとおりであります。

第２回無担保新株引受権付社債（平成13年４月３日発行）

	事業年度末現在 (平成15年９月30日)	提出日の前月末現在 (平成15年11月30日)
新株引受権の残高(千円)	351,000	213,000
新株引受権の権利行使により発行する株式の発行価格(円)	300,000	100,000
資本組入額(円)	150,000	50,000

（注）平成15年９月８日開催の取締役会において、平成15年９月30日最終の株主名簿及び実質株主名簿に記載または記録された株主に対し、所有株式数１株につき３株の割合をもって株式分割する決議を行いました。これに伴い、平成15年10月１日より発行価格及び資本組入額を調整しております。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成11年5月29日 (注)1	50	6508,65038,6508,650 8,650				
平成11年6月1日 (注)2	200	85010,00048,650			—	8,650
平成11年9月29日 (注)3	550	1,400412,500461,150412,500		421,150		
平成12年4月15日 (注)4	300	1,700525,000986,150525,000		946,150		
平成12年9月25日 (注)5	1,600	3,300276,8001,262,950282,336 1,228,486				
平成13年1月12日 (注)6	9,900	13,200	—	1,262,950	—	1,228,486
平成13年1月13日 (注)7	—	13,200717,0501,980,000			△717,050	511,436
平成13年2月1日 (注)8	26,400	39,600	—	1,980,000	—	511,436
平成13年6月15日 (注)9	5,000	44,6001,275,0003,255,0001,968,000 2,479,436				
平成13年10月1日～平成14年9月30日 (注)10	46	44,6466,9003,261,9007,038 2,486,474				
平成14年10月1日～平成15年9月30日 (注)11	183	44,82927,4503,289,35027,999 2,514,473				

(注) 1 平成11年5月29日
有償第三者割当
発行価格 346,000 円
資本組入額 173,000 円
割当先 横浜キャピタル㈱

2 平成11年6月1日
合併による新株発行
被合併会社 ㈱エントリー、㈱デュアル・サポート、㈱フルキャスト大阪
合併比率 ㈱フルキャスト大阪の株式1株に対して提出会社の株式1株を割当

3 平成11年9月29日
有償第三者割当
発行価格 1,500,000 円
資本組入額 750,000 円
割当先 主な割当先は、三井海上火災保険㈱、ジャフコ・アール3号投資事業組合、ミレニア一号投資事業組合、第一生命保険相互会社、日本生命保険相互会社、安田生命保険相互会社、他41名

4 平成12年4月15日
有償第三者割当
発行価格 3,500,000 円
資本組入額 1,750,000 円
割当先 主な割当先は、フルキャスト従業員持株会、トランス・コスモス㈱、電通ドットコム第一号投資事業有限責任組合、㈱ネットワーク技術研究所、㈱光通信、他21名

5 平成12年9月25日
新株引受権付社債の新株引受権の権利行使(平成12年9月25日に全ての権利行使が完了いたしました。)
発行価格 346,000円、資本組入額 173,000円

6 平成13年1月12日
株式分割(無償交付)
1株を4株に分割

7　平成13年１月13日
資本準備金の資本組入

8　平成13年２月１日
株式分割(無償交付)
１株を３株に分割

9　平成13年６月15日
有償公募増資(ブックビルディングによる募集)
発行株数　5,000　株
発行価格　690,000　円
引受価額　648,600　円
発行価額　510,000　円
資本組入額　255,000　円

10　平成13年10月１日～平成14年９月30日
新株引受権付社債の新株引受権の行使による増加

11　平成14年10月１日～平成15年９月30日
新株引受権付社債の新株引受権の行使による増加

12　平成15年９月８日開催の取締役会決議により、平成15年11月20日付で１株を３株に株式分割いたしました。これにより株式数は、89,658株増加し、また、平成15年11月末日までの新株引受権の行使によって、株式数は、1,380株増加し、発行済株式数は135,867株となっております。

(4) 【所有者別状況】

平成15年９月30日現在

区分	株式の状況									端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	自己名義株式	計	
株主数(人)	—	20	3	63	37	—	2,086	1	2,210	—
所有株式数(株)	—	8,394	478	5,206	6,043	—	23,808	900	44,829	—
所有株式数の割合(%)	—	18.72	1.07	11.61	13.48	—	53.12	2.00	100.00	—

(5) 【大株主の状況】

平成15年９月30日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
平野　岳史	東京都世田谷区成城６－31－８	18,450	41.15
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３	1,853	4.13
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11	1,825	4.07
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人みずほコーポレート銀行兜町証券決済業務室）	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD , ENGLAND（東京都中央区日本橋兜町６－７）	1,766	3.93
有限会社アナン・アソシエイツ	東京都世田谷区成城６－31－８	1,000	2.23
有限会社ダイキ・アソシエイツ	東京都世田谷区成城６－31－８	1,000	2.23
有限会社ディーティーエー	東京都渋谷区桜丘町２－６	1,000	2.23
有限会社テン・アソシエイツ	東京都世田谷区成城６－31－８	1,000	2.23
ビービーエイチフォーフィデリティースモールキャップストックファンド（常任代理人株式会社東京三菱銀行）	40 WATER STREET. BOSTON MA 02109 U.S.A（東京都千代田区丸の内２－７－１）	605	1.34
日興シティ信託銀行株式会社（投信口）	東京都品川区東品川２－３－14	600	1.33
計	—	29,099	64.91

（注）１　上記のほか当社所有の自己株式900株（2.00%）があります。

２　上記の所有株式数につき、信託業務に係る株式数は次のとおりであります。

日本マスタートラスト信託銀行株式会社　1,853株

日本トラスティ・サービス信託銀行株式会社　1,825株

３　主要株主である平野岳史氏は、平成14年11月20日及び11月21日に株式のクロス取引を行い、一時的に主要株主ではなくなり、この間、大和證券株式会社が主要株主となりました。

なお、クロス取引の後において、平野岳史氏の所有株式数は4,000株減少しております。この主要株主の異動に際し、平成14年11月26日付で臨時報告書を提出しております。

(6) 【議決権の状況】

① 【発行済株式】

平成15年9月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 900	—	—
完全議決権株式(その他)	普通株式 43,929	43,929	—
端　株	—	—	—
発行済株式総数 44,829		—	—
総株主の議決権	— 43,929		—

② 【自己株式等】

平成15年9月30日現在

所有者の氏名 又は名称	所有者の住所	自己名義 所有株式数 (株)	他人名義 所有株式数 (株)	所有株式数 の合計 (株)	発行済株式総数 に対する所有 株式数の割合(%)
(自己保有株式) 株式会社フルキャスト	東京都渋谷区桜丘町2-6 900		—	900	2.00
計	— 900		—	900	2.00

(7) 【ストックオプション制度の内容】

決議年月日	平成15年12月19日
付与対象者の区分及び人数	当社並びに当社子会社の取締役、監査役及び従業員（注）1
新株予約権の目的となる株式の種類	普通株式
株式の数	上限2,000株（注）2
新株予約権の行使時の払込金額（	注）3
新株予約権の行使期間	新株予約権発行日から5年を経過する日までの範囲内で、当社取締役会において決定する。
新株予約権の行使の条件	①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監 査役または従業員であることを要する。 ②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④ に規定する新株予約権割当契約に定める条件による。 ③新株予約権者が死亡した場合は、相続人がこれを行使できるものとする。ただし、④に規定する新株予　約権割当契約に定める条件による。 ④その他の条件は、第11期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株 予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

（注）1　付与対象者の区分及び人数の詳細は当定時株主総会後の取締役会で決議する。

2　当社が株式分割または株式併合を行う場合、次の算式により調整するものとする。ただし、かかる調整は、新株予約権のうち、その時点で対象者が新株予約権を行使していない新株予約権の目的たる株式の数についてのみ行われ、調整の結果生じる1株未満の株式については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

また、当社が他社と吸収合併もしくは新設合併を行い本件新株予約権が承継される場合、または、当社が会社分割を行う場合、ならびに、当社が完全親会社となる株式交換または株式移転を行う場合、当社は必要と認める株式の数の調整を行う。

3　新株予約権1個当たりの払込金額は、次により決定される1株当たりの払込金額に 2,000株を上限として定める新株予約権1個の株式数を乗じた金額とする。なお、新株予約権1個当たりの目的となる株式数は1株とし、(注) 2の調整を行った場合は、同様の調整を行う。

1株当たりの払込金額は、新株予約権発行の日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（1円未満の端数は切り上げ）とする。ただし当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値とする。

なお、時価を下回る払込金額で新株を発行する場合（新株予約権の行使及び、平成14年4月1日改正前商法第341条ノ8の規定に基づき発行された新株引受　権付社債にかかる新株引受権の行使の場合を除く。）は、次の算式により1株当たりの払込金額を調整し、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{新規発行前の}1\text{株当たり株価}}}{\text{既発行株式数} + \text{新規発行による増加株式数}}$$

また、当社が株式分割または株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとする。

調整後払込金額＝調整前払込金額×(1÷(分割・併合の比率))

さらに、発行日後に当社が他社と吸収合併もしくは新設合併を行い新株予約権が承継される場合、または当社が会社分割を行う場合、ならびに、当社が他社と株式交換または株式移転を行い、完全親会社となる場合、当社は必要と認められる払込金額の調整を行う。

4 ①当社は、新株予約権者が新株予約権の行使の条件に該当しなくなった場合は当該新株予約権を無償で消却することができる。
②当社は、当社が消滅会社となる合併契約 書承認の議案、または当社が分割会社となる会社分割計画書・分割契約書承認の議案ならびに当社が完全子会社となる株式交換契約書承認の議案もしくは株式移転の議案が当社株主総会で承認された場合は、新株予約権を無償で消却することができる。

2 【自己株式の取得等の状況】

(1) 【定時総会決議式又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(注) 当定時株主総会において、定款の変更を決議し、商法第211条ノ３第１項第２号の定めにより取締役会決議をもって自己株式を取得することができることといたしました。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は、総合人材アウトソーシンググループの中核企業として、財務体質の強化と内部留保の蓄積を図るとともに、株主に対する利益還元を経営の重要な課題のひとつとして位置づけ、利益状況を勘案して安定的な配当を継続することを基本的な方針としております。

当期におきましては、上記の方針および当期の業績を勘案し、さらには東京証券取引所市場第二部に上場したことを記念し、1株あたり 5,000円の利益配当(内中間配当1,000円、記念配当2,500円)を実施いたしました。その結果、当期の配当性向は23.9%、株主資本配当率は2.6%となりました。

また、内部留保金につきましては、業務の一層の効率化を進めるためのシステム開発や、人材採用・社員教育といった社内体制の充実などに充当することにより、経営基盤の確立を進める予定であります。

なお、第11期の中間配当についての取締役会決議は平成15年5月12日に行っております。

4 【株価の推移】

(1) 【最近5年間の事業年度別最高・最低株価】

回次	第7期	第8期	第9期	第10期	第11期
決算年月	平成11年9月	平成12年9月	平成13年9月	平成14年9月	平成15年9月
最高(円)	―	―	1,650,000	720,000	919,000 ※ 306,000
最低(円)	―	―	398,000	246,000	□ 245,000 ※ 233,000

(注) 1 最高・最低株価は、平成15年9月3日より東京証券取引所市場第二部におけるものであり、それ以前は日本証券業協会におけるものであります。なお、当社株式は、平成13年6月15日をもって日本証券業協会に登録いたしましたので、それ以前については該当事項はありません。
2 第11期の□印は日本証券業協会によるものであります。
3 ※印は、株式分割による権利落後の株価であります。

(2) 【最近6月間の月別最高・最低株価】

月別	平成15年4月	平成15年5月	平成15年6月	平成15年7月	平成15年8月	平成15年9月
最高(円)	499,000	525,000	570,000	624,000	790,000	919,000 ※ 306,000
最低(円)	399,000	460,000	475,000	560,000	570,000	□ 730,000 ※ 233,000

(注) 1 最高・最低株価は、平成15年9月3日より東京証券取引所市場第二部におけるものであり、それ以前は日本証券業協会におけるものであります。
2 第11期の□印は日本証券業協会によるものであります。
3 ※印は、株式分割による権利落後の株価であります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(株)
代表取締役	社長	平 野 岳 史	昭和36年8月25日生	昭和59年4月 ㈱ハーベストフューチャーズ入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)設立 代表取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト) 設立と同時に代表取締役就任 (現任) 平成9年10月 ㈲フルキャストレディ (現 ㈱フルキャストオフィスサポート)取締役(現任) 平成11年8月 ㈲岳仁 設立 取締役(現任) 平成12年9月 ㈱フルキャストファクトリー 取締役(現任) 平成13年10月 ㈱フルキャストウィズ (現 ㈱フルキャストテクノロジー) 取締役	49,150
取締役		石 川 敬 啓	昭和42年7月22日生	昭和61年7月 ㈱早稲田進学ゼミナール入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト)専務取締役 平成9年10月 ㈲フルキャストレディ (現 ㈱フルキャストオフィスサポート)取締役 平成11年10月 ㈱フルキャスト 専務取締役運営統括本部長 平成12年9月 ㈱フルキャストファクトリー代表取締役(現任) 平成14年10月 ㈱フルキャスト 取締役(現任)	1,038
取締役		貝 塚 志 朗	昭和36年10月3日生	昭和59年4月 ブリストルマイヤーズ㈱入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト)専務取締役 平成9年10月 ㈲フルキャストレディ (現 ㈱フルキャストオフィスサポート)監査役 平成10年5月 ㈲ピークス 設立 取締役(現任) 平成11年10月 ㈱フルキャスト 専務取締役事業開発本部長 平成12年9月 ㈱フルキャストファクトリー 取締役 平成12年10月 ㈱フルキャスト 専務取締役事業戦略本部長 平成13年10月 ㈱フルキャストウィズ (現 ㈱フルキャストテクノロジー) 代表取締役 (現任) 平成14年10月 ㈱フルキャスト 取締役(現任)	951

役名	職名	氏名	生年月日	略歴	所有株式数（株）
取締役		丹 澤 昭 二	昭和26年３月22日生	昭和46年４月 ㈱レーシング・クオータリー入社 平成２年９月 ㈱リゾートワールド （現 ㈱フルキャスト）常務取締役 平成９年10月 ㈲フルキャストレディ （現 ㈱フルキャストオフィスサポート）取締役 平成11年１月 ㈱フルキャストウィズ（現 ㈱フルキャストテクノロジー）監査役 平成11年６月 ㈱フルキャストウィズ 取締役 平成11年10月 ㈱フルキャスト 常務取締役管理本部長 平成12年９月 ㈱フルキャストファクトリー 取締役 平成12年12月 ㈱フルキャストウィズ 監査役 平成14年４月 ㈱フルキャストセントラル代表取締役（現任） 平成14年10月 ㈱フルキャスト 取締役（現任）	804
取締役		佐 野 角 夫	昭和12年12月１日生	昭和36年４月 ソニー商事㈱入社 昭和40年10月 ソニー㈱入社 昭和54年４月 同社社長室長 平成２年４月 同社総務グループ本部長 平成２年６月 同社取締役 平成７年４月 同社常務取締役 平成９年６月 ソニー・プレシジョン・テクノロジー㈱ 代表取締役 平成10年５月 ソニー㈱グループ役員 平成12年６月 同社執行役員上席常務 平成13年６月 同社顧問 （現任） 平成14年12月 ㈱フルキャスト 取締役（現任）	30
取締役	営業本部長	岡 田 努	昭和43年９月３日生	平成６年10月 当社入社 平成９年８月 当社東日本本部人事部長兼企画部長 平成11年10月 当社事業戦略部長 平成14年４月 当社執行役員営業本部長 平成15年12月 ㈱フルキャスト 取締役執行役員営業本部長（現任）	3

役名	職名	氏名	生年月日	略歴	所有株式数(株)
監査役	常勤	佐々木　孝　二	昭和20年８月２日生	昭和41年４月 東京国税局　入局　総務部総務課勤務 以後各税務署にて勤務 昭和59年12月 税理士試験合格 平成７年６月 中野税務署特別国税調査官で退官 平成７年９月 税理士事務所　開設 平成11年12月 ㈱フルキャスト　監査役(現任) 平成12年９月 ㈱フルキャストファクトリー　監査役(現任)	48
監査役		恩　田　饒	昭和9年9月17日生	昭和37年４月 大和證券株式会社入社 昭和52年８月 ロンドン駐在 昭和60年１月 ニューヨーク駐在 (米国大和證券社長) 平成１年６月 大和證券株式会社取締役 平成２年６月 同社常務取締役 平成９年７月 ＫＯＢＥ証券株式会社代表取締役社長 平成10年10月 ファンドコンサルティング株式会社代表取締役社長 平成13年６月 ㈱フルキャスト非常勤顧問 平成13年12月 ㈱フルキャスト監査役　(現任)	15
監査役		東　郷　光　穂	昭和13年11月25日生	昭和33年４月 東京国税局　入局　総務部総務課勤務 以後東京国税局各部署にて勤務 平成４年５月 税理士資格取得 平成８年７月 渋谷税務署　署長 平成９年７月 退官 平成10年１月 税理士事務所　開設 平成12年12月 ㈱フルキャスト　監査役(現任)	18
計					52,057

(注) 1　取締役 佐野角夫は、商法第188条第２項第７号ノ２に定める社外取締役であります。

2　監査役 佐々木孝二、恩田饒及び東郷光穂は株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

3　当社では、執行役員制度を導入し、業務執行状況の監督並びに経営上の重要事項についての意思決定を取締役が、事業執行を執行役員がそれぞれ行うことを明確にしております。
執行役員は７名で、営業本部長 岡田努(取締役兼務)、財務・経理担当兼財務部長 岩田剛司、経営戦略担当兼経営企画部長 久保裕、人事総務担当 上口康、ＣＳ推進部長 石橋俊宏、東日本ブロック長 五木田裕之、西日本ブロック長 菅野剛で構成されております。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成13年10月１日から平成14年９月30日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成14年10月１日から平成15年９月30日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成13年10月１日から平成14年９月30日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成14年10月１日から平成15年９月30日まで）は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成13年10月１日から平成14年９月30日まで)及び第10期(平成13年10月１日から平成14年９月30日まで)並びに当連結会計年度（平成14年10月１日から平成15年９月30日まで)及び第11期(平成14年10月１日から平成15年９月30日まで)の連結財務諸表及び財務諸表について、朝日監査法人により監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成14年9月30日)			当連結会計年度 (平成15年9月30日)		
・区分	注記 番号	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金 3,241,871 4,650,781							
2 受取手形及び売掛金 3,945,798 5,018,484							
3 有価証券 598,833 801,233							
4 たな卸資産 41,644 70,665							
5 繰延税金資産 140,964 284,097							
6 その他 698,290 292,041							
貸倒引当金			△57,542			△56,894	
流動資産合計 8,609,86061.8 11,060,40871.4							
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※1	594,549557,871					
減価償却累計額 131,4664			63,082125,378 432,493				
(2) 機械装置及び運搬具 22,42525,900							
減価償却累計額 11,0751			1,34912,791 13,108				
(3) 工具器具備品 288,311370,929							
減価償却累計額 128,1371			60,174195,676 175,253				
(4) 土地	※1	2,343,411 606,469					
(5) 建設仮勘定			—			9,720	
有形固定資産合計 2,978,01821.4 1,237,0448.0							
2 無形固定資産							
(1) ソフトウェア 353,542 644,336							
(2) その他 173,329 58,262							
無形固定資産合計 526,8713.8 702,5984.5							
3 投資その他の資産							
(1) 投資有価証券	※2	422,235 601,649					
(2) 長期貸付金 5,204 3,358							
(3) 保険積立金			—			309,927	
(4) 繰延税金資産 133,150 178,270							
(5) その他 1,272,252 936,648							
貸倒引当金			△19,510			△36,355	
投資その他の資産合計 1,813,33213.0 2,493,49716.1							
固定資産合計 5,318,22238.2 4,433,13928.6							
Ⅲ 繰延資産							
1 社債発行差金 49 16							
繰延資産合計 490.0 160.0							
資産合計 13,928,132100.				0	15,493,565100.0		

		前連結会計年度 (平成14年９月30日)			当連結会計年度 (平成15年９月30日)		
区分	注記 番号	金額(千円)		構成比 (%)	金額(千円)		構成比 (%)
(負債の部)							
Ⅰ　流動負債							
1　支払手形及び買掛金　55,973 64,155							
2　短期借入金	※1	1,329,100 900,000					
3　１年以内返済予定 長期借入金	※1	584,252 247,314					
4　未払金　1,222,124 2,059,843							
5　未払費用			—		310,182		
6　未払法人税等　508,159 1,162,544							
7　繰延税金負債　3						—	
8　賞与引当金　313,466 449,017							
9　その他　517,611 240,291							
流動負債合計　4,530,69032.5 5,933,34838.3							
Ⅱ　固定負債							
1　社債　9,900						—	
2　長期借入金	※1	1,322,904 373,386					
3　退職給付引当金　228,571 257,081							
4　役員退職慰労引当金　2,402 1,739							
5　その他　312,224 70,189							
固定負債合計　1,876,00313.5 702,3954.5							
負債合計　6,406,69346.0 6,635,74442.8							
(少数株主持分)							
少数株主持分　77,9500.6 138,5290.9							
(資本の部)							
Ⅰ　資本金	※3	3,261,90023.4 3,289,35021.3					
Ⅱ　資本剰余金　2,486,47417.8 2,514,47316.2							
Ⅲ　利益剰余金　2,199,48015.8 3,264,99421.1							
Ⅳ　その他有価証券評価差額金　3,5870.0 31,4400.2							
Ⅴ　自己株式	※4		△507,955	△3.6		△380,966	△2.5
資本合計　7,443,48753.4 8,719,29156.3							
負債、少数株主持分 及び資本合計		13,928,132100.0			15,493,565100.0		

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成13年10月１日 至 平成14年９月30日）金額（千円）		百分比（%）	当連結会計年度（自 平成14年10月１日 至 平成15年９月30日）金額（千円）		百分比（%）
Ⅰ 売上高			26,319,869	100.0		37,945,412	100.0
Ⅱ 売上原価			18,285,196	69.5		26,946,684	71.0
売上総利益			8,034,672	30.5		10,998,727	29.0
Ⅲ 販売費及び一般管理費	※1		6,523,635	24.8		8,543,412	22.5
営業利益			1,511,037	5.7		2,455,315	6.5
Ⅳ 営業外収益							
1 受取利息		28,273			42,831		
2 家賃収入		125,221			77,268		
3 匿名組合投資利益		45,095			57,746		
4 持分法による投資利益		—			6,721		
5 商標権使用料		—			30,000		
6 その他		63,621	262,212	1.0	49,208	263,775	0.7
Ⅴ 営業外費用							
1 支払利息		81,156			53,003		
2 上場関連費用		—			31,542		
3 ソフトウェア償却費		60,000			10,000		
4 臨時募集費		84,199			—		
5 持分法による投資損失		6,592			—		
6 その他		56,794	288,743	1.1	65,886	160,432	0.4
経常利益			1,484,506	5.6		2,558,658	6.8
Ⅵ 特別利益							
1 固定資産売却益	※2	605			109,486		
2 投資有価証券売却益		—			30,685		
3 貸倒引当金戻入益		27,841			6,424		
4 退職給付引当金戻入益		—			14,906		
5 役員退職慰労引当金戻入益		41,363			648		
6 保険解約返戻金		—			4,806		
7 関係会社株式売却益		30,926			—		
8 持分変動益		867	101,604	0.4	—	166,958	0.4
Ⅶ 特別損失							
1 前期損益修正損	※3	4,686			—		
2 固定資産売却損	※4	—			341		
3 固定資産除却損	※5	6,613			28,081		
4 投資有価証券売却損		—			3,318		
5 投資有価証券評価損		360,251			43,567		
6 本社移転費用	※6	—			81,955		
7 解約違約金	※7	—			16,001		
8 退職給付費用	※8	129,013			—		
9 貸倒引当金繰入額	※9	2,150			—		
10 保険解約損		6,945	509,660	1.9	—	173,266	0.5
税金等調整前当期純利益			1,076,451	4.1		2,552,349	6.7
法人税、住民税及び事業税		790,356			1,479,602		
法人税等調整額		△59,239	731,117	2.8	△207,058	1,272,543	3.4
少数株主利益（△損失）			△1,506	△0.0		83,175	0.2
当期純利益			346,840	1.3		1,196,630	3.1

③ 【連結剰余金計算書】

		前連結会計年度 (自 平成13年10月1日 至 平成14年9月30日)		当連結会計年度 (自 平成14年10月1日 至 平成15年9月30日)	
区分	注記番号	金額(千円)		金額(千円)	
(資本剰余金の部)					
I 資本剰余金期首残高 2, 479, 4362			, 479, 4362	486, 474 2, 486, 474	
II 資本剰余金増加高					
1 増資による新株式の発行 7, 0	387, 03	827, 999 27, 999			
III 資本剰余金期末残高 2, 486, 474	2, 514	473			
(利益剰余金の部)					
I 利益剰余金期首残高					
1 連結剰余金期首残高 1, 990, 0	23			—	
2 利益剰余金期首残高		—	1, 990, 0232	199, 480 2, 199, 480	
II 利益剰余金増加高					
1 当期純利益 346, 8401, 196, 63	0				
2 連結子会社間の合併に伴う利益剰余金増加高		—		24, 763	
3 持分法除外による利益剰余金増加高		—	346, 8400	1, 221, 395	
III 利益剰余金減少高					
1 配当金 132, 726108, 943					
2 連結除外に伴う利益剰余金減少高	4,	657		—	
3 自己株式処分差損		—	137, 3834	6, 938 155, 881	
IV 利益剰余金期末残高 2, 199, 480	3, 264	994			

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成13年10月1日 至 平成14年9月30日) 金額(千円)	当連結会計年度 (自 平成14年10月1日 至 平成15年9月30日) 金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益		1,076,451	2,552,349
2 減価償却費		238,197	237,265
3 貸倒引当金の増減額		△47,159	16,196
4 賞与引当金の増減額		△48,446	135,550
5 退職給付引当金の増加額		194,130	28,509
6 役員退職慰労引当金の減少額		△39,942	△663
7 受取利息及び受取配当金		△30,835	△42,976
8 支払利息		81,156	53,003
9 固定資産売却益		△605	△109,486
10 固定資産売却損		—	341
11 固定資産除却損		6,613	49,292
12 新株発行費・社債発行差金償却		789	753
13 匿名組合投資利益		△45,095	△57,746
14 貸倒損失		217	294
15 投資有価証券売却益		—	△30,685
16 投資有価証券評価損		360,251	43,567
17 関係会社株式売却益		△30,926	—
18 営業権償却		1,317	8,717
19 連結調整勘定償却額		—	29,166
20 持分法による投資損益		6,592	△6,721
21 持分変動益		△867	—
22 売上債権の増加額		△1,125,308	△1,089,832
23 たな卸資産の増加額		△19,661	△29,020
24 仕入債務の増加額		350,078	286,790
25 保険積立金の増加額		△250,093	△158,977
26 その他		△150,580	428,531
小計		526,273	2,344,220
27 利息及び配当金の受取額		33,487	37,838
28 利息の支払額		△81,758	△50,733
29 法人税等の支払額		△505,380	△785,495
営業活動によるキャッシュ・フロー		△27,378	1,545,830

		前連結会計年度 (自　平成13年10月1日 至　平成14年9月30日)	当連結会計年度 (自　平成14年10月1日 至　平成15年9月30日)
区分	注記番号	金額(千円)	金額(千円)
Ⅱ　投資活動によるキャッシュ・フロー			
1　定期預金の払戻による収入		194,512	—
2　有価証券の取得による支出		△98,700	△299,700
3　有価証券の売却による収入		500,000	200,000
4　有形固定資産の取得による支出		△126,747	△188,696
5　有形固定資産の売却による収入		17,703	1,959,759
6　無形固定資産の取得による支出		△248,007	△294,696
7　投資有価証券の取得による支出		△118,000	△323,934
8　投資有価証券の売却による収入		131,549	80,577
9　子会社株式取得に伴う支出		△50,000	△27,000
10　貸付けによる支出		△502,337	△6,630
11　貸付金の回収による収入		2,731	504,973
12　連結の範囲の変更を伴う子会社株式売却による支出	※2	△20,816	—
13　その他		—	△329
投資活動によるキャッシュ・フロー		△318,113	1,604,324
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増減額		332,284	△429,100
2　長期借入れによる収入		70,000	200,000
3　長期借入金の返済による支出		△611,228	△1,486,456
4　株式の発行による収入		13,755	54,900
5　少数株主からの払込みによる収入		40,000	—
6　自己株式の取得による支出		△507,955	—
7　自己株式の売却による収入		—	80,050
8　配当金の支払による支出		△132,726	△107,156
9　その他		△57,347	△53,361
財務活動によるキャッシュ・フロー		△853,217	△1,741,123
Ⅳ　現金及び現金同等物の増減額		△1,198,709	1,409,030
Ⅴ　現金及び現金同等物の期首残高		4,940,573	3,741,864
Ⅵ　現金及び現金同等物の期末残高	※1	3,741,864	5,150,894

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
1　連結の範囲に関する事項	連結子会社の数７社 (子会社は全て連結されております。) ㈱フルキャストレディ、㈱フルキャストウィズ、㈱フルキャストシステムコンサルティング、フルキャスト人事コンサルティング㈱、㈱フルキャストスポーツ、㈱フルキャストファクトリー、㈱フルキャストセントラル なお、当連結会計年度において、㈱フルキャストセントラルを平成14年４月１日に設立し、新たに連結の範囲に含めております。 ㈱フルキャストエンタテインメントは、平成13年９月30日の臨時株主総会で解散を決議し、平成14年１月31日に清算を結了したため、当該日を基準日とし、連結から除外しております。 ㈱フルキャストハウジングにおいては、平成14年３月31日に株式をすべて第三者に売却するに至り、当該日を基準日とし、連結から除外しております。 ㈱フルキャストインキュベーションは、平成14年４月15日に当社に合併しております。	連結子会社の数５社 (子会社は全て連結されております。) ㈱フルキャストオフィスサポート、㈱フルキャストテクノロジー、㈱フルキャストスポーツ、㈱フルキャストファクトリー、㈱フルキャストセントラル なお、当連結会計年度において、㈱フルキャストウィズ及び㈱フルキャストシステムコンサルティングは、平成14年10月１日をもって合併しております。 合併後の存続会社の商号は㈱フルキャストテクノロジーに変更いたしました。 ㈱フルキャストレディは、会社分割を行い営業の一部を平成14年10月１日に当社が承継しております。 分割後の商号は㈱フルキャストオフィスサポートに変更いたしました。 フルキャスト人事コンサルティング㈱は、平成15年１月１日に㈱フルキャストオフィスサポートに合併しております。
2　持分法の適用に関する事項 (2)	(1) 持分法を適用した関連会社数 2社 ㈱アドグラムス ㈱ネオキャリア なお、㈱ネオキャリアは株式の追加取得により議決権の100分の20以上を所有することとなったため、当連結会計年度から持分法適用会社に含めております。 持分法適用会社のうち、決算日が異なる会社については、連結決算日現在で本決算に準じた仮決算を行った財務諸表を基礎としております。	(1) 持分法を適用した関連会社数 １社 ㈱ネオキャリア なお、㈱アドグラムスは、平成15年９月24日に株式の一部売却により持株比率が低下したため、当該日を基準日とし、持分法適用から除外しております。
3　連結子会社の事業年度等に関する事項	連結子会社の決算日は、連結決算日と一致しております。	同左

項目	前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結会計年度末の市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 ②　デリバティブ 時価法 ③　たな卸資産 原材料・貯蔵品 先入先出法に基づく原価法 仕掛品 個別法に基づく原価法	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結会計年度末の市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) なお、複合金融商品については、組込みデリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 原材料・貯蔵品 同左 仕掛品 同左
(2)	重要な減価償却資産の減価償却の方法 ①　有形固定資産 定率法 ただし、平成10年４月１日以降に取得した建物(附属設備を除く)については、定額法 なお、主な耐用年数は以下のとおりであります。 建物及び構築物　３～56年 機械装置及び運搬具　２～７年 工具器具備品　２～19年 ②　無形固定資産 定額法 なお、ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年) に基づく定額法	(2) 重要な減価償却資産の減価償却の方法 ①　有形固定資産 同左 なお、主な耐用年数は以下のとおりであります。 建物及び構築物　２～56年 機械装置及び運搬具　２～10年 工具器具備品　２～19年 ②　無形固定資産 定額法 なお、ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年)に基づく定額法 また、ソフトウェア(販売目的分)については、見込有効期間(３年)における見込販売数量に基づく償却額と販売可能な残存有効期間に基づく均等償却額を比較し、いずれか大きい金額を計上しております。

項目	前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
	③　繰延資産の処理方法 新株発行費 支出時に全額費用として処理 社債発行差金 商法の規定に基づく償却期間で均等償却 創立費 支出時に全額費用として処理	③　繰延資産の処理方法 新株発行費 同左 社債発行差金 同左
(3)	重要な引当金の計上基準 ①　貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ②　賞与引当金 従業員の賞与支給に備えるため、その支給見込額のうち当連結会計年度の負担額を計上しております。	(3) 重要な引当金の計上基準 ①　貸倒引当金 同左 ②　賞与引当金 同左

項目	前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
	③　退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、主として発生時の連結会計年度に一括して処理しております。 （会計処理の変更） 当社及び連結子会社の退職給付債務は、従来「退職給付会計に関する実務指針」に定める簡便法により算定しておりましたが、当連結会計年度から原則法に変更いたしました。 この変更は、当連結会計年度より、各年齢層にわたる従業員採用の増加等にともない、従業員の年齢や勤務時間の偏りが解消され、退職給付債務の数理計算に用いられる基礎率の推定について一定の有効性が確保された結果、原則法による計算の結果に一定の高い水準の信頼性が得られるものと判断されたことによります。 これに伴い、従来の方法によった場合に比し営業利益、経常利益はそれぞれ62,916千円減少し、税金等調整前当期純利益は191,049千円減少しております。 なお、セグメント情報に与える影響は、当該箇所に記載されております。	③　退職給付引当金 当社及び一部の連結子会社については、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、主として発生時の連結会計年度に一括して処理しております。 （追加情報） 連結子会社１社については、従来、従業員の退職給付に備えるため、連結会計年度末における退職給付債務及び年金資産の見込額に基づき、連結会計年度末において発生していると認められる額を計上しておりましたが、平成15年９月17日の取締役会において、退職金制度の廃止を決定いたしました。この退職金制度の廃止に伴い、当連結会計年度末の退職給付引当金残高の当期末使用残高14,906千円を取崩し、特別利益に計上しております。

項目	前連結会計年度 (自　平成13年10月1日 至　平成14年9月30日)	当連結会計年度 (自　平成14年10月1日 至　平成15年9月30日)
	④　役員退職慰労引当金 一部の連結子会社については、役員の退職により支給する退職慰労金に充てるため、内規に基づく期末要支給額相当額を計上しております。 (追加情報) 当社及び連結子会社（上記の子会社を除く）については、従来、役員に対する退職慰労金の支出に備えるため、内規に基づく期末要支給額相当額を計上しておりましたが、当連結会計年度の取締役会において、役員退職慰労金制度の廃止を決定いたしました。この役員退職慰労金制度の廃止に伴い、前連結会計年度末の役員退職慰労引当金残高の当期未使用残高41,363千円を取崩し、特別利益に計上しております。	④　役員退職慰労引当金 同左 ―――――――
(4)	重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5)	重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左

項目	前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
(6)	重要なヘッジ会計の方法 ①　ヘッジ会計の方法 繰延ヘッジ処理によっております。 また、金利スワップ取引のうち、「金利スワップの特例処理」（金融商品に係る会計基準注解（注14））の対象となる取引については、当該特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段…金利スワップ ヘッジ対象…変動金利による借入金の利息 ③　ヘッジ方針 金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。 同取引は、社内規程に基づき、所轄担当部署が行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。 ④　ヘッジ有効性評価の方法 金利スワップ取引 ヘッジ対象及びヘッジ手段について、毎連結会計年度末(中間連結会計期間末を含む)に個別取引毎のヘッジ効果を検討しておりますが、ヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。	(6) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方針 同左 ④　ヘッジ有効性評価の方法 金利スワップ取引 同左
(7)	その他連結財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっております。	(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左

項目	前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
6　連結調整勘定の償却に関する事項	連結調整勘定の償却については、発生時において一括償却を行っております。	同左
7　利益処分項目等の取扱いに関する事項	連結会計年度中に確定した利益処分又は損失処理に基づいております。	同左
8　連結キャッシュ・フロー計算書における資金の範囲	手許現金、要求払預金及び取得日から３ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。	同左

（表示方法の変更）

項目	前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
保険積立金	――――――	前連結会計年度において投資その他の資産の「その他」に含めておりました「保険積立金」は、総資産額の100分の５を超えたため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における投資その他の資産の「保険積立金」は、650,949千円であります。
未払費用	――――――	前連結会計年度において流動負債の「その他」に含めておりました「未払費用」は、負債、少数株主持分及び資本の合計の100分の５を超えたため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における流動負債の「未払費用」は、379,379千円であります。
匿名組合投資利益	前連結会計年度まで営業外収益の「その他」に含めて表示しておりました「匿名組合投資利益」は、営業外収益の100分の10を超えたため、当連結会計年度より区分掲記して表示することに変更いたしました。 なお、前連結会計年度の「匿名組合投資利益」は、24,913千円であります。	――――――
保険積立金の増加額	前連結会計年度において営業活動によるキャッシュ・フローの「その他」に含めておりました「保険積立金の増加額」は、重要性が増したため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における営業活動によるキャッシュ・フローの「保険積立金の増加額」は、165,720千円であります。	――――――

項目	前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
定期預金の払戻による収入	前連結会計年度において投資活動によるキャッシュ・フローの「その他」に含めておりました「定期預金の払戻による収入」は、重要性が増したため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における投資活動によるキャッシュ・フローの「定期預金の払戻による収入」は、34,444千円であります。	――――――
配当金の支払による支出	前連結会計年度において財務活動によるキャッシュ・フローの「その他」に含めておりました「配当金の支払による支出」は、重要性が増したため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における財務活動によるキャッシュ・フローの「配当金の支払による支出」は、15,719千円であります。	――――――

（追加情報）

前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
（自己株式及び法定準備金取崩等会計） 当連結会計年度から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日　企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響は軽微であります。 （連結貸借対照表） 当連結会計年度から連結財務諸表規則の改正により、「資本準備金」は「資本剰余金」として、「連結剰余金」は「利益剰余金」としてそれぞれ表示しております。 （連結剰余金計算書） 当連結会計年度から連結財務諸表規則の改正により、連結剰余金計算書は「資本剰余金の部」と「利益剰余金の部」に区分して表示しており、「連結剰余金期首残高」は「利益剰余金期首残高」として、「連結剰余金増加高」は「利益剰余金増加高」として、「連結剰余金減少高」は「利益剰余金減少高」として、「連結剰余金期末残高」は「利益剰余金期末残高」としてそれぞれ表示しております。 また、前連結会計年度において独立掲記しておりました当期純利益については、「利益剰余金増加高」の内訳として表示しております。	――――――

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成14年９月30日）	当連結会計年度 （平成15年９月30日）
※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物及び構築物 359,585 千円 土地 2,343,411 合計 2,702,997 千円 担保付債務は次のとおりであります。 短期借入金 1,234,000 千円 長期借入金 1,674,442 （うち１年以内返済予定長期借入金 460,584） 合計 2,908,442 千円	※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物及び構築物 243,091 千円 土地 606,469 合計 849,560 千円 担保付債務は次のとおりであります。 短期借入金 500,000 千円 長期借入金 408,894 （うち１年以内返済予定長期借入金 85,558） 合計 908,894 千円
※２　非連結子会社及び関連会社に対するものは、次のとおりであります。 投資有価証券（株式） 3,070 千円	※２　非連結子会社及び関連会社に対するものは、次のとおりであります。 投資有価証券（株式） 9,791 千円
※３　当社の発行済株式総数 普通株式 44,646 株	※３　当社の発行済株式総数 普通株式 44,829 株
※４　当社が保有する自己株式 普通株式 1,200 株	※４　当社が保有する自己株式 普通株式 900 株
５　――――――	５　当社及び連結子会社３社においては、運転資金の効率的な調達を行うため取引銀行７行と当座貸越契約を締結しております。 当連結会計年度末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 3,700,000 千円 借入実行額 800,000 差引額 2,900,000 千円

（連結損益計算書関係）

前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 2,117,679 千円 雑給 820,846 法定福利費 278,554 賞与引当金繰入額 170,771 退職給付費用 148,068 役員退職慰労引当金繰入額 1,921 通信費 322,381 広告宣伝費 126,926 旅費交通費 301,164 地代家賃 537,281 減価償却費 168,686 求人費 374,316 貸倒引当金繰入額 18,898	※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 2,466,512 千円 雑給 1,335,796 法定福利費 399,544 賞与引当金繰入額 277,718 退職給付費用 171,175 役員退職慰労引当金繰入額 1,195 通信費 374,057 広告宣伝費 158,702 旅費交通費 421,603 地代家賃 644,452 減価償却費 219,535 求人費 529,884 貸倒引当金繰入額 40,694
※２　固定資産売却益の内容は、次のとおりであります。 機械装置及び運搬具 605 千円	※２　固定資産売却益の内容は、次のとおりであります。 機械装置及び運搬具 666 千円 工具器具備品 3,033 土地 105,786 合計 109,486 千円
※３　前期損益修正損の内容は、次のとおりであります。 過年度保険料 4,686 千円	※３　――――――
※４　――――――	※４　固定資産売却損の内容は、次のとおりであります。 機械装置及び運搬具 341 千円
※５　固定資産除却損の内容は、次のとおりであります。 建物及び構築物 2,461 千円 機械装置及び運搬具 290 工具器具備品 3,861 合計 6,613 千円	※５　固定資産除却損の内容は、次のとおりであります。 建物及び構築物 370 千円 機械装置及び運搬具 5,164 工具器具備品 4,718 ソフトウェア 17,828 合計 28,081 千円
※６　――――――	※６　本社移転費用については、現状回復費用、移転作業費用および固定資産除却損等であります。 なお、本社移転費用に含めて表示しております固定資産除却損の内容は、次のとおりであります。 建物及び構築物 20,543 千円 工具器具備品 667 合計 21,210 千円

前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
※７　　―――――――	※７　解約違約金は借入契約期間満了前に一括返済をしたことによる違約金であります。
※８　期首において、退職給付債務につき、簡便法から原則法に変更したことにより生じた差異であります。	※８　　―――――――
※９　ゴルフ会員権の評価損であります。	※９　　―――――――

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金 3,241,871 千円 取得日から３か月以内に償還期限の到来する短期投資（有価証券） 299,993 フリーファイナンシャルファンド 200,000 現金及び現金同等物 3,741,864 千円 ※２　株式の売却により連結子会社でなくなった会社の資産及び負債の主な内訳 ㈱フルキャストハウジング （平成14年３月31日現在） 流動資産 62,441 千円 固定資産 3,209 資産合計 65,651 千円 流動負債 24,720 千円 固定負債 － 負債合計 24,720 千円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金 4,650,781 千円 マネーマネジメントファンド 300,104 フリーファイナンシャルファンド 200,008 現金及び現金同等物 5,150,894 千円 ※２　――――――

（リース取引関係）

前連結会計年度
（自　平成13年10月１日　至　平成14年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	31,305千円	869千円	30,435千円
工具器具備品	435,950千円	179,527千円	256,423千円
ソフトウェア	846千円	470千円	375千円
合計	468,102千円	180,867千円	287,234千円

（注）　取得価額相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法により算定しております

2　未経過リース料期末残高相当額

1年内	99,349千円
1年超	187,885
合計	287,234千円

（注）　未経過リース料期末残高相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法により算定しております。

当連結会計年度
（自　平成14年10月１日　至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	44,761千円	14,503千円	30,258千円
工具器具備品	479,870千円	204,410千円	275,460千円
ソフトウェア	17,240千円	4,145千円	13,094千円
合計	541,872千円	223,058千円	318,814千円

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法による表示に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	60,651千円	18,852千円	41,798千円
工具器具備品	518,773千円	227,231千円	291,542千円
ソフトウェア	17,742千円	4,300千円	13,441千円
合計	597,167千円	250,384千円	346,783千円

2　未経過リース料期末残高相当額

1年内	110,315千円
1年超	216,733
合計	327,049千円

（注）　未経過リース料期末残高相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

1年内	120,078千円
1年超	226,704
合計	346,783千円

前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
3　支払リース料及び減価償却費相当額 支払リース料 97,511　千円 減価償却費相当額 97,511　千円 4　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております	3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 120,228　千円 減価償却費相当額 110,483　千円 支払利息相当額 12,753　千円 4　減価償却費相当額及び利息相当額の算定方法 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

（有価証券関係）

前連結会計年度

1　その他有価証券で時価のあるもの（平成14年9月30日現在）

区分	取得原価 （千円）	連結貸借対照表計上額 （千円）	差額 （千円）
連結貸借対照表計上額が取得原価を超えるもの			
①株式 23,32140,272 16,951			
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計 23,32140,272 16,951			
連結貸借対照表計上額が取得原価を超えないもの			
①株式（注） 56,11045,345			△10,765
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計 56,11045,345			△10,765
合計 79,43185,617 6,186			

（注）株式の取得原価には、減損処理後の金額を記載しております。
なお、減損金額は、18,500千円であります。

2　当連結会計年度中に売却したその他有価証券（自 平成13年10月1日　至平成14年9月30日）

売却額（千円）	売却益の合計額（千円）	売却損の合計額（千円）
11,549	1,665460	

3　時価のない主な有価証券の内容（平成14年9月30日現在）

	連結貸借対照表計上額（千円）
子会社株式及び関連会社株式	
関連会社株式	3,070
その他有価証券	
非上場株式（店頭売買株式を除く） 233,548	
非公募の内国債券	299,993
非上場外国債券	198,840
フリーファイナンシャルファンド 200,000	

4　その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

（平成14年９月30日現在）

種類	１年以内（千円）	１年超５年以内（千円）	５年超10年以内（千円）	10年超（千円）
債券				
国債・地方債等	299,993	—		—
社債	—			—
その他	98,840	100,000	—	—
その他	—			—
合計	398,833	100,000	—	—

当連結会計年度

1　その他有価証券で時価のあるもの（平成15年9月30日現在）

区分	取得原価（千円）	連結貸借対照表計上額（千円）	差額（千円）
連結貸借対照表計上額が取得原価を超えるもの			
①株式	335,505	392,444	56,938
②債券			
国債・地方債等	—		—
社債	—		—
その他（注）	300,000	301,120	1,120
③その他	—		—
小計	635,505	693,564	58,058
連結貸借対照表計上額が取得原価を超えないもの			
①株式	16,650	11,433	△5,217
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計	16,650	11,433	△5,217
合計	652,155	704,997	52,841

（注）当連結会計年度において、債券の「その他」に含まれる複合金融商品（契約額200,000千円）の時価評価を行い、評価差額を損益に計上しております。当該複合 金融商品の取得原価は、評価損益計上後の価額によっております。

2　当連結会計年度中に売却したその他有価証券（自 平成14年10月1日　至平成15年9月30日）

売却額（千円）	売却益の合計額（千円）	売却損の合計額（千円）
80,577	30,685	3,318

3　時価のない主な有価証券の内容（平成15年9月30日現在）

	連結貸借対照表計上額（千円）
子会社株式及び関連会社株式	
関連会社株式	9,791
その他有価証券	
非上場株式（店頭売買株式を除く）	187,980
フリーファイナンシャルファンド	200,008
マネーマネジメントファンド	300,104

（注）株式の連結貸借対照表計上額には、減損処理後の金額を記載しております。
なお、減損金額は、43,567千円であります。

4　その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

（平成15年９月30日現在）

種類	１年以内（千円）	１年超５年以内（千円）	５年超10年以内（千円）	10年超（千円）
債券				
国債・地方債等	—			—
社債	—			—
その他 100,000		—		—
その他	—			—
合計 100,000		—		—

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
(1) 取引の内容、取組方針、利用目的 当社及び連結子会社１社は、金利変動リスクを回避し、借入金に係る調達コストを一定水準以下に維持する目的で、金利キャップ取引及び金利スワップ取引を行っております。 当該会社の行う金利キャップ取引は、契約時において一定のプレミアムを相手方に支払うことにより、一定期間中における市場金利(円短期金利)が当初定めた上限金利を上回った場合に、その超過した金利差額を受け取ることで金利の上昇リスクを回避することができます。 また、当該会社の行う金利スワップ取引は、想定元本に対して一定の基準で定めた変動金利を交換し、当該法人は差額金利を受け取ることで金利の上昇リスクを回避することができます。 いずれの取引においても、当該会社は、借入金の範囲内で想定元本を設定し、投機を目的としたデリバティブ取引は行わない方針であります。	(1) 取引の内容、取組方針、利用目的 当社及び連結子会社１社は、金利変動リスクを回避し、借入金に係る調達コストを一定水準以下に維持する目的で、金利スワップ取引を行っております。 当該会社の行う金利スワップ取引は、想定元本に対して一定の基準で定めた変動金利を交換し、当該法人は差額金利を受け取ることで金利の上昇リスクを回避することができます。 当該会社は、借入金の範囲内で想定元本を設定し、投機を目的としたデリバティブ取引は行わない方針であります。
(2) 取引に係るリスク内容 当該会社の行うデリバティブ取引は、いずれも市場金利の上昇リスクを一定の水準以下に保つことができます。 また、当該会社は、デリバティブ取引を行うに当たって、信用度の高い金融機関を契約相手としているため、相手方が債務不履行に陥ることにより、取引が継続していれば将来得られるはずであった効果を享受できなくなるような信用リスクの発生は予想しておりません。	(2) 取引に係るリスク内容 当該会社の行うデリバティブ取引は、いずれも市場金利の上昇リスクを一定の水準以下に保つことができます。 また、当該会社は、デリバティブ取引を行うに当たって、信用度の高い金融機関を契約相手としているため、相手方が債務不履行に陥ることにより、取引が継続していれば将来得られるはずであった効果を享受できなくなるような信用リスクの発生は予想しておりません。
(3) 取引に係るリスク管理体制 借入金に係る金利キャップ取引及び金利スワップ取引は、当該会社における社内規程に基づき、所轄担当部署が行っております。また、個々の契約について内部監査担当者が手続き及び取引の妥当性を検証しております。	(3) 取引に係るリスク管理体制 借入金に係る金利スワップ取引は、当該会社における社内規程に基づき、所轄担当部署が行っております。また、個々の契約について内部監査担当者が手続き及び取引の妥当性を検証しております。
(4) 「取引の時価等に関する事項」に係る補足説明等 当該会社が行うデリバティブ取引は、いずれも金融機関との相対取引によっており、市場における取引相場は形成されておりません。 従いまして、時価の算定においては、決算日現在において同一の相手方と、同一条件によって契約を行った場合の取引コストまたは決算日現在において取引を解消した場合に想定されるコストを見積もっております。	(4) 「取引の時価等に関する事項」に係る補足説明等 当該会社が行うデリバティブ取引は、いずれも金融機関との相対取引によっており、市場における取引相場は形成されておりません。 従いまして、時価の算定においては、決算日現在において同一の相手方と、同一条件によって契約を行った場合の取引コストまたは決算日現在において取引を解消した場合に想定されるコストを見積もっております。

2　取引の時価等に関する事項

（前連結会計年度）

前連結会計年度（平成14年９月30日現在）

デリバティブ取引の契約額等、時価及び評価損益

金利関連

区分	種類	前連結会計年度 （平成14年９月30日現在）			
		契約額等(千円)	契約額等のうち １年超(千円)	時価(千円)	評価損益(千円)
市場取引以外の取引	金利キャップ取引	100,000 (512)	－ (－)	－	△512

（注）１　契約額等は、計算上の想定元本であり、当該金額自体がそのままデリバティブ取引に係る市場リスクや信用リスクを表すものではありません。

２　「契約額等」欄の（　）内は、オプション料であります。

３　時価の算定方法は、金利キャップ契約を締結している金融機関から提示された価格によっております。

４　ヘッジ会計が適用されているものについては、記載対象から除いております。

（当連結会計年度）

当連結会計年度（平成15年９月30日現在）

複合金融商品の組込みデリバティブの契約額等及び評価損益は、「(有価証券関係) 1　その他有価証券で時価のあるもの」注書きに開示しております。なお、金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

（退職給付関係）

前連結会計年度
（自　平成13年10月１日
至　平成14年９月30日）

1　採用している退職給付制度の概要

当社及び連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。

当連結会計年度末現在、当社及び連結子会社全体で退職一時金制度については８社が有しており、適格退職年金制度については３社が「税制適格企業年金」を有しております。また、厚生年金基金については３社が「屋外広告ディスプレイ厚生年金基金　（総合設立型）」に加入しております。

2　退職給付債務に関する事項(平成14年９月30日現在)

イ	退職給付債務	△245,112千円
ロ	年金資産	39,002
ハ	未積立退職給付債務（イ＋ロ）	△206,109
ニ	未認識数理計算上の差異	△22,462
ホ	退職給付引当金（ハ＋ニ）	△228,571千円

上記の他、厚生年金保険の代行部分を含む総合型の厚生年金基金に係る年金資産があり、平成14年９月30日の制度加入者の給与総額割合で計算した年金資産額は、747,117千円となっております。

3　退職給付費用に関する事項

イ	勤務費用	82,870千円
ロ	利息費用	4,653
ハ	期待運用収益	△386
ニ	数理計算上の差異の費用処理額	1,506
ホ	会計方針変更による差異の費用処理額	129,013
ヘ	厚生年金基金への拠出額	89,065
ト	退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋ヘ）	306,724千円

4　退職給付債務等の計算の基礎に関する事項

	項目	内容
イ	退職給付見込額の期間配分方法	期間定額基準
ロ	割引率	2.5%
ハ	期待運用収益率	1.5%
ニ	数理計算上の差異の処理年数	主として１年

当連結会計年度
（自　平成14年10月１日
至　平成15年９月30日）

1　採用している退職給付制度の概要

当社及び一部の連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。

当連結会計年度末現在、当社及び連結子会社全体で退職一時金制度については５社が有しており、適格退職年金制度については２社が「税制適格企業年金」を有しております。また、厚生年金基金については３社が「屋外広告ディスプレイ厚生年金基金　（総合設立型）」に加入しております。

なお、連結子会社１社については、平成15年９月17日の取締役会において、退職金制度の廃止を決定いたしました。この退職金制度の廃止に伴い、当連結会計年度末の退職給付引当金残高の当期未使用残高14,906千円を取崩し、特別利益に計上しております。

2　退職給付債務に関する事項(平成15年９月30日現在)

イ	退職給付債務	△261,312千円
ロ	年金資産	46,472
ハ	未積立退職給付債務（イ＋ロ）	△214,840
ニ	未認識数理計算上の差異	△42,241
ホ	退職給付引当金（ハ＋ニ）	△257,081千円

上記の他、厚生年金保険の代行部分を含む総合型の厚生年金基金に係る年金資産があり、平成15年９月30日の制度加入者の給与総額割合で計算した年金資産額は、1,306,962千円となっております。

3　退職給付費用に関する事項

イ	勤務費用	86,155千円
ロ	利息費用	6,132
ハ	期待運用収益	△585
ニ	数理計算上の差異の費用処理額	△22,182
ホ	厚生年金基金への拠出額	125,776
ヘ	退職給付費用（イ＋ロ＋ハ＋ニ＋ホ）	195,297千円

4　退職給付債務等の計算の基礎に関する事項

	項目	内容
イ	退職給付見込額の期間配分方法	期間定額基準
ロ	割引率	2.5%
ハ	期待運用収益率	1.5%
ニ	数理計算上の差異の処理年数	主として１年

（税効果会計関係）

前連結会計年度 （平成14年９月30日）	当連結会計年度 （平成15年９月30日）
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 4,798 千円 役員退職慰労引当金 1,008 退職給付引当金 90,883 賞与引当金 76,816 減価償却費超過額 5,087 固定資産未実現利益 3,158 投資有価証券評価損 155,191 繰越欠損金 25,952 未払事業税 40,635 その他 26,361 繰延税金資産小計 429,891 評価性引当額 △145,388 繰延税金資産合計 284,503 繰延税金負債 債権債務消去に伴う貸倒引当金 △4,530 その他有価証券評価差額金 △2,598 未収事業税 △3,262 繰延税金負債小計 △10,391 繰延税金資産の純額 274,112 千円	１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 18,539 千円 役員退職慰労引当金 704 退職給付引当金 100,816 賞与引当金 156,386 減価償却費超過額 4,584 固定資産未実現利益 59,492 投資有価証券評価損 153,540 未払事業税 93,567 その他 50,679 繰延税金資産小計 638,310 評価性引当額 △152,290 繰延税金資産合計 486,020 繰延税金負債 債権債務消去に伴う貸倒引当金 △2,251 その他有価証券評価差額金 △21,400 繰延税金負債小計 △23,652 繰延税金資産の純額 462,368 千円
２　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 ％ （調整） 留保金課税 5.2 損益不算入による費用項目 1.5 住民税均等割 3.8 繰越欠損金当期発生額 3.0 繰越欠損金の課税所得への充当 △3.0 税効果適用対象外の未実現利益消去 3.1 評価性引当額 13.0 その他 △0.7 税効果適用後の法人税等の負担率 67.9 ％	２　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 ％ （調整） 留保金課税 4.5 損益不算入による費用項目 0.7 住民税均等割 2.1 その他 0.6 税効果適用後の法人税等の負担率 49.9 ％
３　――――――	３　繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成15年法律第９号により、平成16年４月１日以降開始する事業年度より法人事業税に外形標準課税を導入）に伴い、当連結会計年度における一時差異のうち、平成16年９月末までに解消が予定されるものは改正前の税率（42.0％）、平成16年10月以降に解消が予定されるものは改正後の税率（40.5％）となっております。この税率の変更により、当連結会計年度末の繰延税金資産の金額（繰延税金負債の金額を控除した金額）が　4,397千円減少し、法人税等調整額が5,190千円、その他有価証券評価差額金が792千円、それぞれ増加しております。

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成13年10月１日　至　平成14年９月30日）

	スポット事業（千円）	ファクトリー事業（千円）	テクニカル事業（千円）	その他事業（千円）	計（千円）	消去又は全社（千円）	連結（千円）
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	16, 391, 568	5, 824, 2133, 284	, 728819, 35926	319, 869		—	26, 319, 869
(2) セグメント間の内部売上高又は振替高	389, 366	48, 11121, 4743	82, 276841, 228	(841, 228)			—
計 16, 780, 935 5, 8	72, 3243, 306, 2	021, 201, 63527,	161, 097 (841, 2	28) 26,			319, 869
営業費用 15, 032, 438 5, 720,	4083, 330, 0541,	202, 65125, 285	552 (476, 721)				24, 808, 831
営業利益又は営業損失（△）	1, 748, 497	151, 915	△23, 852	△1, 0151	, 875, 544 (364,	507) 1, 511, 03	7
Ⅱ　資産、減価償却費及び資本的支出							
資産 7, 908, 610 1, 739, 1601,	063, 232603, 404	11, 314, 409 2,	613, 723 13, 92				8, 132
減価償却費 232, 501 7, 7418,	7118, 070257, 02	5 (17, 509) 23	9, 515				
資本的支出 448, 877 27, 4319	8357, 516493, 6	59 (118, 904)	874, 755				

（注）１　事業区分は、内部管理上採用している区分によっております。

２　各事業の主なサービス

(1) スポット事業…………短期業務請負、短期人材派遣

(2) ファクトリー事業……工場ライン請負

(3) テクニカル事業………技術系業務請負、技術者派遣

(4) その他事業……………情報通信等

３　当連結会計年度における営業費用のうち、消 去又は全社の項目に含めた配賦不能営業費用の 金額は、346, 751千円であり、その主なものは親会社本社の経理部 門等管理部門に係る費用であります。

４　当連結会計年度における資産のうち、消去又 は全社の項目に含めた全社資産の金額は、 4, 482, 311千円であり、その主なものは親会社での長期投資資産（投資有価証券）及び管理部門に係る資産等であります。

５　「連結財務諸表作成のための基本となる重要な事項」の「４　会計処理基準に関する事項」に記 載のとおり、当連結会計年度より当社及び主要な連結子会社におい て、退職給付引当金の計上基準を簡便法 から原則法に変更しております。この変更に伴い、前連結会計年度と同一の方法に よった場合に比し、スポット事業 、ファクトリー事業及びテクニカル事業において営業利益は、それぞれ19, 532千円、17, 270千円及び26, 113千円減少しております。

当連結会計年度(自　平成14年10月１日　至　平成15年９月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	22, 205, 911	10, 713, 6474, 31	3, 317712, 5353	7, 945, 412		—	37, 945, 412
(2) セグメント間の内部売上高又は振替高	382, 414	39, 293489, 0275	3, 246963, 982	(963, 982)			—
計 22, 588, 326 10,	752, 9404, 802, 3	45765, 78238, 9	09, 394 (963, 9	82) 37, 9			45, 412
営業費用 20, 318, 356 10, 158	9324, 600, 921	741, 11835, 819,	828 (329, 231)	3			5, 490, 096
営業利益 2, 269, 970 594, 007	201, 42424, 663	3, 090, 065 (634	750) 2, 455, 3	15			
Ⅱ　資産、減価償却費及び資本的支出							
資産 9, 338, 834 2, 513, 3631,	605, 306245, 848	13, 703, 353 1,	790, 211 15, 49				3, 565
減価償却費 225, 555 21, 6391	1, 55510, 990269	, 740 (23, 756)	245, 983				
資本的支出 309, 035 67, 7524	1, 72987, 423505	, 940 (22, 548)	483, 392				

(注) 1　事業区分は、内部管理上採用している区分によっております。

2　事業の種類別セグメントについて

(1) スポット事業…………短期業務請負、短期人材派遣

(2) ファクトリー事業……工場ライン請負

(3) テクノロジー事業……技術系 業務請負、技術者派遣、情報通信

(4) その他事業……………人材紹介、スポーツ エージェント、外食チェーンのフランチャイジー等

3　当連結会計年度における営業費用のうち、消 去又は全社の項目に含めた配賦不能営業費用の 金額は、581, 355千円であり、その主なものは親会社本社の経理部 門等管理部門に係る費用であります。

4　当連結会計年度における資産のうち、消去又 は全社の項目に含めた全社資産の金額は、 3, 222, 035千円であり、その主なものは親会社での長期投資資産(投資有価証券)及び管理部門に係る資産等であります。

5　事業区分の変更

当社グループの事業再編に伴 い、当連結会計年度より(注)2の「事業の 種類別セグメントについて」により、開示することに致しました。平成 14年９月期に「テクニカル事業」と区分しておりま した(技術系業務請負・技術者派遣)と「その他事業」に含めておりました(情報通信)につきましては、「テクノロ ジー事業」に計上しております。

前連結会計年度を当連結会計年度の事業区分によった場 合の事業の種類別セグメント情報 は下記の通りになります。

前連結会計年度(自　平成13年10月１日　至　平成14年９月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	16, 391, 568	5, 824, 2133, 361	, 450742, 63726	319, 869		—	26, 319, 869
(2) セグメント間の内部売上高又は振替高	389, 366	48, 111356, 4783	1, 591825, 547	(825, 547)			—
計 16, 780, 935 5, 8	72, 3243, 717, 9	28774, 22827, 14	5, 417 (825, 547	) 26, 31			9, 869
営業費用 15, 032, 438 5, 720,	4083, 740, 1947	76, 72025, 269, 7	62 (460, 930) 2	4			, 808, 831
営業利益又は営業損失(△)	1, 748, 497	151, 915	△22, 266	△2, 4911	, 875, 654 (364,	617) 1, 511, 03	7
Ⅱ　資産、減価償却費及び資本的支出							
資産 7, 908, 610 1, 739, 1601,	428, 591237, 387	11, 313, 750 2,	614, 381 13, 92				8, 132
減価償却費 232, 501 7, 74112,	4664, 315257, 0	25 (17, 509) 2	89, 515				
資本的支出 448, 877 27, 4311	5, 2032, 147493,	659 (118, 904)	374, 755				

【所在地別セグメント情報】

前連結会計年度及び当連結会計年度において、本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、該当事項はありません。

【海外売上高】

前連結会計年度において、海外売上高が ないため、該当事項はありません。

当連結会計年度においては、海外売上高は連結売上高の 10%未満であるため、海外売上高の記載を省略しております。

【関連当事者との取引】

前連結会計年度(自　平成13年10月１日　至　平成14年９月30日)

該当事項はありません。

当連結会計年度(自　平成14年10月１日　至　平成15年９月30日)

役員及び個人主要株主等

属性	氏名及び会社等の名称	住所	資本金又は出資金(千円)	事業の内容又は職業	議決権等の所有(被所有)割合(%)	関係内容		取引の内容	取引金額(千円)	科目	期末残高(千円)
						役員の兼任等	事業上の関係				
役員及びその近親者	貝塚志朗	―	―	当社取締役	(被所有)直接 0.59%	―	―	㈱フルキャストテクノロジー株式の購入(注)2	5,000	―	―

(注) 1　上記の取引金額には、消費税等は含まれておりません。

2　取引条件及び取引条件の決定方針

直近の第三者との取引事例に基づいて決定しております。

（１株当たり情報）

前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）		当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	
１株当たりの純資産額 171,327	円33銭	１株当たりの純資産額 198,486	円00銭
１株当たり当期純利益 7,902	円31銭	１株当たり当期純利益 27,373	円46銭
潜在株式調整後 １株当たり当期純利益	7,813円83銭	潜在株式調整後 １株当たり当期純利益	27,118円49銭

（追加情報）

前連結会計年度より「１株当たり当期純利益に関する会 計基準」（企業会計基準委員会平成14年９月25日　企業会計基準第２号）及び「１株当たり当期純利益に 関する会計基準の適用指針」（企業会計基準委員会平成14年９月25日　企業会計基準適用指針第４号）を適用しております。なお、従来の方法によった場合、前連結会計年度の１株当たり純資産額は171,327円33銭、１株当たり当期純利益は7,902円31銭、潜在株式調整後１株当たり当期純利益は7,816円12銭であります。

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

項目	前連結会計年度 （自　平成13年10月１日 至　平成14年９月30日）	当連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
連結損益計算書上の当期純利益（千円） 346,8401,196,630		
普通株式に係る当期純利益（千円） 346,8401,196,630		
普通株主に帰属しない金額（千円）	―	
普通株式の期中平均株式数（株） 43,89143,715		
当期純利益調整額（千円）	―	
潜在株式調整後１株当たり当期純利益の算定に用いられた普通株式増加数の主要な内訳（株） 新株引受権 497411		
普通株式増加数 497411		
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要	―	

(重要な後発事象)

前連結会計年度
(自　平成13年10月１日
至　平成14年９月30日)

1　子会社の合併

当社の連結子会社であります㈱フルキャストウィズ及び㈱フルキャストシステムコンサルティングは、平成14年７月15日開催の各社取締役会において合併を決議し、平成14年10月１日をもって合併いたしました。

(1) 合併の目的

グループのテクニカル部門の中核として、より高いグループ間のシナジー効果を発揮し、経営基盤のさらなる強化を図るためであります。

(2) 合併期日

平成14年10月１日

(3) 合併の方法及び合併後の会社の名称

①㈱フルキャストウィズを存続会社とする吸収合併方式で、㈱フルキャストシステムコンサルティングは解散いたしました。

②存続会社の商号は「㈱フルキャストテクノロジー」となりました。

(4) 合併による新株の割当

合併に当たり、㈱フルキャストシステムコンサルティングの発行株式2,000株に対し㈱フルキャストウィズの株式1,140株を割当いたしました。

(5) 合併による増加資本金等

合併により㈱フルキャストウィズの資本金は100,000千円増加し、利益剰余金は2,468千円増加しております。

(6) 合併による引継財産

㈱フルキャストウィズが㈱フルキャストシステムコンサルティングから引き継いだ資産・負債は以下のとおりであります。

(単位：千円)

科　目	金額	科　目	金額
流動資産	386,843	流動負債	329,036
有形固定資産	6,625	固定負債	4,535
無形固定資産	9,748	負債合計	333,572
投資その他の資産	32,824		
資産合計	436,040	差引正味資産	102,468

当連結会計年度
(自　平成14年10月１日
至　平成15年９月30日)

1　株式分割

平成15年９月８日開催の当社取締役会の決議に基づき、次のように株式分割による新株式を発行いたしました。

(1) 株式分割の目的

当社株式の流動性向上を図るとともに、１株当たりの投資金額を引下げ、個人投資家層の拡大を目的とするものであります。

(2) 株式分割の概要

平成15年11月20日付をもって普通株式１株を３株に分割する。

①分割により増加する株式数

普通株式 89,658 株

②分割方法

平成15年９月30日最終の株主名簿および実質株主名簿に記載または記録された株主の所有株式数を、１株につき３株の割合をもって分割する。

③配当起算日

平成15年10月１日

当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における１株当たり情報及び当期首に行われたと仮定した場合の当連結会計年度における１株当たり情報は、それぞれ以下のとおりとなります。

前連結会計年度		当連結会計年度	
１株当たり純資産額	57,109円11銭	１株当たり純資産額	66,162円00銭
１株当たり当期純利益	2,634円10銭	１株当たり当期純利益	9,124円48銭
潜在株式調整後１株当たり当期純利益	2,604円61銭	潜在株式調整後１株当たり当期純利益	9,039円49銭

前連結会計年度 (自　平成13年10月１日 至　平成14年９月30日)	当連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)

前連結会計年度（自　平成13年10月１日　至　平成14年９月30日）

２　会社分割による子会社の営業の一部承継

当社は、平成14年７月15日開催の取締役会において、連結子会社の営業の一部を承継することを決議し、平成14年10月１日に当社の連結子会社であります㈱フルキャストレディの営業の一部を会社分割により承継いたしました。

(1) 会社分割の目的

類似事業を集約し、経営効率化を図るとともに、短期業務請負事業の基盤をより強固にし、当該事業の拡大を図るためであります。

(2) 分割期日

平成14年10月１日

(3) 分割方式

当社を承継会社とし、㈱フルキャストレディを分割会社とする分割型分割方式であります。

(4) 承継する事業部門の内容

承継される事業部門は、物流系、倉庫内作業系、清掃系、イベント系を対象に顧客企業の繁忙期や業務量の増減に合わせて「必要な場合に短期的に業務を請け負う」短期業務請負業であります。

(5) 分割による新株の割当

当社は、㈱フルキャストレディの発行済株式の全部を所有しているため、分割に際して新株の発行は行いません。

(6) 分割による増加資本等

分割により資本金及び資本剰余金の額は増加いたしません。

(7) 分割による承継財産

当社が、㈱フルキャストレディから承継した資産・負債は以下のとおりであります。

(単位：千円)

科　目	金額	科　目	金額
流動資産	442,105	流動負債	169,999
有形固定資産	11,269	固定負債	7,556
無形固定資産	2,487	負債合計	177,556
投資その他の資産	34,966		
資産合計	490,828	差引正味資産	313,272

(8) 会社分割後の㈱フルキャストレディの状況

平成14年10月１日に商号は㈱フルキャストオフィスサポートに変更になりました。なお、事業内容、本店所在地、代表者、資本金及び決算期は変更ありません。

当連結会計年度（自　平成14年10月１日　至　平成15年９月30日）

２　新株予約権について

当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成15年11月20日開催の取締役会において決議いたしました。

また、当社は、平成15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成15年12月19日開催の定時株主総会において、承認されております。

(新株予約権の内容)

(1) 株式の種類　普通株式

(2) 株式の数 2,000　株(上限)

(3) 新株予約権の総数 2,000　個

(4) 新株予約権の発行価格　無償

(5) １株当たりの払込金額

新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。

(6) 新株予約権の行使期間

新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。

(7) 新株予約権の行使の条件

①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。

②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。

③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。

④その他の条件は、第11期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。

<table>
<tr><th>前連結会計年度
(自　平成13年10月１日
至　平成14年９月30日)</th><th>当連結会計年度
(自　平成14年10月１日
至　平成15年９月30日)</th></tr>
<tr><td>(8)

3　新株予約権について
当社は、平成14年11月18日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成14年12月20日開催の定時株主総会において、承認されております。
(新株予約権の内容)
(1) 株式の種類　普通株式
(2) 株式の数 1,200　株(上限)
(3) 新株予約権の総数 1,200　個
(4) 新株予約権の発行価格　無償
(5) １株当たりの払込金額
新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）のＪＡＳＤＡＱ市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。
(6) 新株予約権の行使期間
新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。
(7) 新株予約権の行使の条件
①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。
②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。
③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。
④その他の条件は、第10期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。
(8) 新株予約権の譲渡制限
新株予約権の譲渡については、取締役会の承認を要することといたします。</td><td>新株予約権の譲渡制限
新株予約権の譲渡については、取締役会の承認を要することといたします。</td></tr>
</table>

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高 (千円)	当期末残高 (千円)	利率	担保	償還期限
㈱フルキャスト	第2回 新株引受権付社債	平成13年 4月3日	9,900	9,900 (9,900)	各利払期間の 初日における 長期プライム レートに 0.5%加算	無担保	平成16年 3月31日
合計	—	—	9,900	9,900 (9,900)	—	—	—

(注) 1 「当期末残高」欄の(内書)は、1年内償還予定の金額であります。

2 新株引受権付社債は、連結貸借対照表では流動負債「その他」に含まれております。

3 新株引受権付社債に関する記載は次のとおりであります。

	第2回新株引受権付社債
① 発行すべき株式の内容	普通株式
② 株式発行価格	1株につき 300,000 円
③ 発行価格の総額 444,900	千円
④ 新株引受権の行使により発行した株式の発行価額の総額	68,700千円
⑤ 新株引受権の付与割合 100	%
⑥ 新株引受権の行使期間	平成13年5月1日から平成16年3月30日まで
⑦ 新株引受権の譲渡に関する事項	新株引受権は社債と分離して譲渡することができる。

4 連結決算後5年間の償還予定額は次のとおりであります。

平成16年度(自 平成15年10月1日 至 平成16年9月30日)償還予定額 9,900 千円

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金 1,329,100900,0000.80				—
1年以内返済予定長期借入金 584,	252247,3142.01			—
長期借入金(1年以内に返済予定のものを除く)	1,322,904	373,3863.24		平成16年10月1日～ 平成21年3月23日
その他の有利子負債 リース未払金(1年以内) リース未払金(1年超)	 45,639 62,507	 44,274 11,437	 5.28 5.28	 平成15年10月1日～ 平成16年12月31日
合計 3,344,4021,57	6,412		—	—

(注) 1　平均利率については、期末借入残高に対する加重平均利率を記載しております。

2　その他の有利子負債「リース未払金(1年以内)」及び「リース未払金(1年超)」は、連結貸借対照表ではそれぞれ流動負債「未払金」及び固定負債「その他」に含まれております。

3　長期借入金(1年以内に返済予定のものを除く。)のうち、連結決算日後5年内における返済予定額は次のとおりであります。

平成17年度(自　平成16年10月1日　至　平成17年9月30日)返済予定額　114,578　千円
平成18年度(自　平成17年10月1日　至　平成18年9月30日)返済予定額　86,608　千円
平成19年度(自　平成18年10月1日　至　平成19年9月30日)返済予定額　75,568　千円
平成20年度(自　平成19年10月1日　至　平成20年9月30日)返済予定額　69,232　千円

4　その他の有利子負債(1年以内に返済予定のものを除く。)のうち、連結決算日後5年内における返済予定額は次のとおりであります。

平成17年度(自　平成16年10月1日　至　平成17年9月30日)返済予定額　11,437　千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	第10期（平成14年９月30日）金額(千円)		構成比(%)	第11期（平成15年９月30日）金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金 1,860,572 3,264,966							
2 受取手形 3,358 9,489							
3 売掛金	※2	2,053,404 2,828,503					
4 有価証券 598,833 801,233							
5 原材料 441						—	
6 仕掛品 1,862						—	
7 貯蔵品 23,690 23,765							
8 前払費用 51,689 115,084							
9 繰延税金資産 51,475 134,406							
10 株主、役員又は従業員に対する短期債権	974 4,532						
11 関係会社短期貸付金 785,000 450,000							
12 短期貸付金 500,000						—	
13 未収入金 27,489 7,201							
14 その他 12,501 31,968							
貸倒引当金			△56,865			△51,222	
流動資産合計 5,914,42950.4 7,619,92661.6							
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物	※1	574,958552,195					
減価償却累計額 119,8534			55,105123,227 428,967				
(2) 車両運搬具 3,92716,563							
減価償却累計額 3,2766507,368 9,195							
(3) 工具器具備品 251,139325,031							
減価償却累計額 116,5461			34,593180,786 144,244				
(4) 土地	※1	2,343,411 606,469					
(5) 建設仮勘定			—			9,720	
有形固定資産合計 2,933,76025.0 1,198,5979.7							
2 無形固定資産							
(1) 電話加入権 22,321 24,808							
(2) ソフトウェア 503,324 852,738							
(3) ソフトウェア仮勘定 254,915						—	
無形固定資産合計 780,5616.6 877,5477.1							
3 投資その他の資産							
(1) 投資有価証券 429,665 595,694							
(2) 関係会社株式 523,200 528,206							
(3) 出資金 190,409 190,409							
(4) 破産更生債権等 12,018 28,719							
(5) 株主、役員又は従業員に対する長期貸付金	3,422 2,354						
(6) 長期前払費用 28,220 57,308							
(7) 繰延税金資産 83,097 65,463							
(8) 差入保証金 215,561 442,176							
(9) 保険積立金 636,382 787,939							
(10) 会員権 5,500 5,500							
(11) その他 1,660						—	
貸倒引当金			△14,168			△30,869	
投資その他の資産合計 2,114,97018.0 2,672,90221.6							
固定資産合計 5,829,29349.6 4,749,04638.4							
Ⅲ 繰延資産							
1 社債発行差金 49 16							
繰延資産合計 490.0 160.0							
資産合計 11,743,771100.				0	12,368,989100.0		

区分	注記番号	第10期（平成14年9月30日）金額（千円）		構成比（%）	第11期（平成15年9月30日）金額（千円）		構成比（%）
（負債の部）							
I 流動負債							
1 買掛金	※2	129,996 34,924					
2 短期借入金	※1	1,284,000 900,000					
3 1年以内返済予定長期借入金	※1	460,584 85,558					
4 未払金 316,213 649,670							
5 未払費用 158,459 258,030							
6 未払法人税等 386,000 674,052							
7 未払消費税等 107,438 481,199							
8 前受金 3,033 3,729							
9 預り金 58,136 151,815							
10 前受収益 24,850 12,869							
11 賞与引当金 68,566 161,123							
12 新株引受権 4,266 3,510							
13 その他 1,896 14,856							
流動負債合計 3,003,44025.5 3,431,34027.7							
II 固定負債							
1 社債 9,900						—	
2 長期借入金	※1	1,213,858 323,336					
3 長期未払金 176,442 27,482							
4 長期預り保証金 125,234 91,360							
5 退職給付引当金 117,565 144,217							
6 その他 32,910 26,250							
固定負債合計 1,675,91014.3 612,6465.0							
負債合計 4,679,35139.8 4,043,98732.7							
（資本の部）							
I 資本金	※3	3,261,90027.8 3,289,35026.6					
II 資本剰余金							
1 資本準備金 2,486,4742,514,473							
資本剰余金合計 2,486,47421.2 2,514,47320.3							
III 利益剰余金							
1 利益準備金 13,02013,020							
2 任意積立金							
(1) 別途積立金 500,000500,000							
任意積立金合計 500,000500,000							
3 当期未処分利益 1,307,3932,357,684							
利益剰余金合計 1,820,41315.5 2,870,70423.2							
IV その他有価証券評価差額金 3,5870.0 31,4400.3							
V 自己株式	※4		△507,955	△4.3		△380,966	△3.1
資本合計 7,064,42060.2 8,325,00167.3							
負債・資本合計 11,743,771				00.0	12,368,989100.0		

② 【損益計算書】

区分	注記番号	第10期 (自 平成13年10月1日 至 平成14年9月30日) 金額(千円)		百分比(%)	第11期 (自 平成14年10月1日 至 平成15年9月30日) 金額(千円)		百分比(%)
I 売上高 14, 814, 8901				00. 0	22, 302, 927100. 0		
II 売上原価 9, 857, 29066. 5 15, 031, 61367. 4							
売上総利益 4, 957, 60033. 5 7, 271, 31432. 6							
III 販売費及び一般管理費	※1	3, 917, 79426. 4	5, 663, 29425. 4				
営業利益 1, 039, 8057. 1 1, 608, 0197. 2							
IV 営業外収益							
1 受取利息 34, 04751, 209							
2 有価証券利息 8461, 459							
3 受取配当金 2, 562145							
4 匿名組合投資利益 45, 09557, 746							
5 家賃収入	※2	171, 273127, 083					
6 商標権使用料		—			30, 000		
7 その他 47, 141300, 9682. 043, 218 310, 8611. 4							
V 営業外費用							
1 支払利息 75, 82348, 089							
2 ソフトウェア償却費 60, 00010, 000							
3 上場関連費用		—			31, 542		
4 貸倒引当金繰入額 14, 309					—		
5 その他 41, 232191, 3641. 345, 992 135, 6250. 6							
経常利益 1, 149, 4087. 8 1, 783, 2568. 0							
VI 特別利益							
1 固定資産売却益	※3	605109, 486					
2 投資有価証券売却益 25, 00030, 686							
3 貸倒引当金戻入益 25, 60910, 645							
4 保険解約返戻金		—			5, 794		
5 役員退職慰労引当金戻入益 37, 16888, 3830. 6					—	156, 6130. 7	
VII 特別損失							
1 固定資産除却損	※4	6, 1723, 761					
2 投資有価証券売却損		—			3, 318		
3 投資有価証券評価損 360, 25150, 230							
4 本社移転費用	※5	—			57, 957		
5 解約違約金	※6	—			16, 001		
6 退職給付費用	※7	80, 330			—		
7 貸倒引当金繰入額	※8	2, 150			—		
8 保険解約損 6, 945455, 8503. 1					—	131, 2680. 6	
税引前当期純利益 781, 9425. 3 1, 808, 6008. 1							
法人税、住民税及び事業税	577, 160969, 303						
法人税等調整額		△41, 248	585, 9123. 6		△75, 595	893, 7084. 0	
当期純利益 246, 0291. 7 914, 8914. 1							
前期繰越利益 1, 113, 017 1, 242, 224							
自己株式処分差損			—			46, 938	
分割による未処分利益受入額			—			291, 280	
合併による未処理損失受入額	8, 127					—	
中間配当額 43, 526 43, 774							
当期未処分利益 1, 307, 393 2, 357, 684							

売上原価明細書

		第10期 (自　平成13年10月１日 至　平成14年９月30日)			第11期 (自　平成14年10月１日 至　平成15年９月30日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ　材料費							
期首材料棚卸高		479			441		
当期材料仕入高		36,981			66,908		
計		37,461			67,350		
期末材料棚卸高		441			—		
当期材料費			37,019	0.4		67,350	0.4
Ⅱ　労務費			8,615,376	87.4		14,192,345	94.4
Ⅲ　外注費			1,056,808	10.7		429,912	2.9
Ⅳ　経費	※1		149,948	1.5		340,143	2.3
当期総費用			9,859,152	100.0		15,029,751	100.0
Ⅴ　期首仕掛品棚卸高			—			1,862	
合計			9,859,152			15,031,613	
Ⅵ　期末仕掛品棚卸高			1,862			—	
差引			9,857,290			15,031,613	

※1　経費の主な内訳は次のとおりであります。

第10期 (自　平成13年10月１日 至　平成14年９月30日)	第11期 (自　平成14年10月１日 至　平成15年９月30日)
旅費交通費 60,563千円	旅費交通費 120,819千円
被服費 33,882千円	消耗品費 106,712千円
支払手数料 19,619千円	被服費 39,281千円
	支払手数料 34,865千円

2　原価計算の方法は、実際原価に基づく個別原価計算を採用しております。

③ 【利益処分計算書】

	第10期 株主総会承認日 (平成14年12月20日)		第11期 株主総会承認日 (平成15年12月19日)	
区分	金額(千円)		金額(千円)	
Ⅰ 当期未処分利益 1,307,393 2,357,684				
Ⅱ 利益処分額				
1 配当金 65,16965,169175,716 175,716				
Ⅲ 次期繰越利益 1,242,224 2,181,968				

重要な会計方針

項目	第10期 (自　平成13年10月１日 至　平成14年９月30日)	第11期 (自　平成14年10月１日 至　平成15年９月30日)
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） なお、複合金融商品については、組込みデリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 同左
2　デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	デリバティブ 同左
3　たな卸資産の評価基準及び評価方法	(1) 原材料・貯蔵品 先入先出法に基づく原価法 (2) 仕掛品 個別法に基づく原価法	(1) 貯蔵品 同左
4　固定資産の減価償却の方法	(1) 有形固定資産 定率法 ただし、平成 10年４月１日以降に取得した建物（附属設備を除く）については、定額法 なお、主な耐用年数は以下のとおりであります。 建物　3～56年 車両運搬具　2～6年 工具器具備品　3～19年 (2) 無形固定資産 ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年)に基づく定額法	(1) 有形固定資産 同左 なお、主な耐用年数は以下のとおりであります。 建物　2～56年 車両運搬具　2～6年 工具器具備品　3～19年 (2) 無形固定資産 同左
5　繰延資産の処理方法	(1) 新株発行費 支出時に全額費用として処理 (2) 社債発行差金 商法の規定に基づく償還期間で均等償却	(1) 新株発行費 同左 (2) 社債発行差金 同左
6　引当金の計上基準	(1) 貸倒引当金 売上債権、貸付金等の貸倒に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。	(1) 貸倒引当金 同左

項目	第10期 (自　平成13年10月１日 至　平成14年９月30日)	第11期 (自　平成14年10月１日 至　平成15年９月30日)
(2)	賞与引当金 従業員の賞与支給に備えるため、将来の支給見込額のうち当期の負担額を計上しております。	(2) 賞与引当金 同左
(3)	退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、発生時の会計年度に一括して処理しております。 (会計処理の変更) 退職給付債務は、従来「退職給付会計に関する実務指針」に定める簡便法により算定しておりましたが、当期から原則法に変更いたしました。 この変更は、当期より、各年齢層にわたる従業員採用の増加等にともない、従業員の年齢や勤務時間の偏りが解消され、退職給付債務の数理計算に用いられる基礎率の推定について一定の有効性が確保された結果、原則法による計算の結果に一定の高い水準の信頼性が得られたものと判断されたことによります。 これに伴い、従来の方法によった場合に比し、営業利益、経常利益はそれぞれ14,491千円減少し、税引前当期純利益は94,822千円減少しております。	(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、発生時の会計年度に一括して処理しております。 ――――――
(4)	役員退職慰労引当金 ―――――― (追加情報) 従来、役員に対する退職慰労金の支出に備えるため、内規に基づく期末要支給額相当額を計上しておりましたが、平成14年９月24日の取締役会において、役員退職慰労金制度の廃止を決定いたしました。この役員退職慰労金制度の廃止に伴い、前期末の役員退職慰労引当金残高の当期未使用残高37,168千円を取崩し、特別利益に計上しております。	(4) 役員退職慰労引当金 ――――――

項目	第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 通常の賃貸借取引に係る方法に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 同左
8　ヘッジ会計の方法	①　ヘッジ会計の方法 繰延ヘッジ処理によっております。 また、金利スワップ取引のうち、「金利スワップの特例処理」（金融商品に係る会計基準注解（注14））の対象となる取引については、当該特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段…金利スワップ ヘッジ対象…変動金利による借入金の利息 ③　ヘッジ方針 金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。 同取引は、社内規程に基づき、所轄担当部署が行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。 ④　ヘッジ有効性評価の方法 金利スワップ取引 ヘッジ対象及びヘッジ手段について、毎決算期末（中間期末を含む）に個別取引毎のヘッジ効果を検討しておりますが、ヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。	①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方針 同左 ④　ヘッジ有効性評価の方法 金利スワップ取引 同左
9　その他財務諸表作成のための重要な事項	消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税等の会計処理 同左

（表示方法の変更）

項目	第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
匿名組合投資利益	前期まで営業外収益の「その他」に含めて表示しておりました「匿名組合投資利益」は、営業外収益の 100分の10を超えたため、当期より区分掲記して表示することに変更いたしました。 なお、前期の「匿名組合投資利益」は、24,913千円であります。	――――――

（追加情報）

第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
（自己株式及び法定準備金取崩等会計） 当期から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日　企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響は軽微であります。 （貸借対照表） 前期まで独立項目として記載しておりました「資本準備金」は、財務諸表等規則の改正により、当期より「資本剰余金」の内訳科目として表示しております。 前期まで独立項目として記載しておりました「利益準備金」は、財務諸表等規則の改正により、当期より「利益剰余金」の内訳科目として表示しております。 前期まで「その他の剰余金」の内訳科目として表示しておりました「任意積立金」は、財務諸表等規則の改正により、当期より「利益剰余金」の内訳科目として表示しております。 前期まで「その他の剰余金」の内訳科目として表示しておりました「当期未処分利益」は、財務諸表等規則の改正により、当期より「利益剰余金」の内訳科目として表示しております。	――――――

注記事項

（貸借対照表関係）

第10期 （平成14年９月30日）	第11期 （平成15年９月30日）
※１　担保資産及び担保付債務 担保に供している資産は、次のとおりであります。 建物 359,585 千円 土地 2,343,411 合計 2,702,997 千円 担保付債務は次のとおりであります。 短期借入金 1,234,000 千円 長期借入金 1,674,442 （うち１年以内返済予定長期借入金） (460,584) 合計 2,908,442 千円	※１　担保資産及び担保付債務 担保に供している資産は、次のとおりであります。 建物 243,091 千円 土地 606,469 合計 849,560 千円 担保付債務は次のとおりであります。 短期借入金 500,000 千円 長期借入金 408,894 （うち１年以内返済予定長期借入金） (85,558) 合計 908,894 千円
※２　関係会社に対する事項は、次のとおりであります。 売掛金 120,247千円 買掛金 84,449	※２　関係会社に対する事項は、次のとおりであります。 売掛金 67,816千円 買掛金 19,081
※３　授権株数 普通株式 178,400 株 発行済株式総数 普通株式 44,646 株	※３授権株数 普通株式 178,400 株 発行済株式総数 普通株式 44,829 株
※４　当社が保有する自己株式 普通株式 1,200 株	※４当社が保有する自己株式 普通株式 900 株
５　配当制限 商法290条第１項第６号に規定する資産に時価を付したことにより増加した貸借対照表上の純資産額は3,587千円であります。	５　配当制限 商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した貸借対照表上の純資産額は31,440千円であります。
６　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャストレディ 49,996 千円 ㈱フルキャストウィズ 155,368	６　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャストオフィスサポート 16,660千円 ㈱フルキャストテクノロジー 63,336
７　――――――――	７　運転資金の効率的な調達を行うため取引銀行７行と当座貸越契約を締結しております。 当期末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 3,250,000 千円 借入実行額 800,000 差引額 2,450,000 千円

（損益計算書関係）

第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 1,048,674 千円 雑給 701,631 法定福利費 139,038 賞与引当金繰入額 68,566 退職給付費用 94,317 通信費 220,994 広告宣伝費 118,520 旅費交通費 86,271 地代家賃 301,957 減価償却費 179,560 求人費 174,473 貸倒引当金繰入額 11,036	※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 1,285,167 千円 雑給 1,288,803 法定福利費 228,667 賞与引当金繰入額 161,123 退職給付費用 127,674 通信費 291,223 広告宣伝費 190,946 旅費交通費 131,805 地代家賃 419,544 減価償却費 245,955 求人費 242,368 貸倒引当金繰入額 30,204
※２　関係会社に対する事項は、次のとおりであります。 家賃収入 61,135 千円	※２　関係会社に対する事項は、次のとおりであります。 家賃収入 60,015 千円
※３　固定資産売却益の内容は、次のとおりであります。 車両運搬具 605 千円	※３　固定資産売却益の内容は、次のとおりであります。 車両運搬具 666 千円 工具器具備品 3,033 土地 105,786 合計 109,486 千円
※４　固定資産除却損の内容は、次のとおりであります。 建物 2,461 千円 車両運搬具 35 工具器具備品 3,282 ソフトウェア 393 合計 6,172 千円	※４　固定資産除却損の内容は、次のとおりであります。 工具器具備品 3,761 千円
※５　――――――	※５　本社移転費用については、現状回復費用、移転作業費用及び固定資産除却損等であります。 なお、本社移転費用に含めて表示しております固定資産除却損の内容は、次のとおりであります。 建物 18,303 千円
※６　――――――	※６　解約違約金は借入契約期間満了前に一括返済しことによる違約金であります。
※７　期首において、退職給付債務につき、簡便法から原則法に変更したことにより生じた差異であります。	※７　――――――
※８　ゴルフ会員権の評価損であります。	※８　――――――

（リース取引関係）

第10期
（自　平成13年10月１日
至　平成14年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
車両運搬具	4,376千円	121千円	4,255千円
工具器具備品	282,312千円	123,693千円	158,618千円
ソフトウェア	756千円	408千円	347千円
合計	287,445千円	124,223千円	163,221千円

（注）　取得価額相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子見込み法により算定しております。

2　未経過リース料期末残高相当額

１年内	60,177千円
１年超	103,044
合計	163,221千円

（注）　未経過リース料期末残高相当額は、未経過リース料期末残高が有形固定資産の期末残高等に占める割合が低いため、支払利子込み法により算定しております。

第11期
（自　平成14年10月１日
至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
車両運搬具	3,507千円	1,267千円	2,240千円
工具器具備品	386,728千円	158,249千円	228,479千円
ソフトウェア	17,160千円	4,074千円	13,085千円
合計	407,395千円	163,591千円	243,804千円

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法による表示に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	4,376千円	2,431千円	1,945千円
工具器具備品	416,493千円	175,967千円	240,525千円
ソフトウェア	17,652千円	4,220千円	13,431千円
合計	438,521千円	182,620千円	255,901千円

2　未経過リース料期末残高相当額

１年内	79,855千円
１年超	168,523
合計	248,378千円

（注）　未経過リース料期末残高相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

１年内	83,860千円
１年超	172,041
合計	255,901千円

第10期 (自　平成13年10月１日 至　平成14年９月30日)	第11期 (自　平成14年10月１日 至　平成15年９月30日)
3　支払リース料及び減価償却費相当額 支払リース料 65,048　千円 減価償却費相当額 65,048　千円 4　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 83,999　千円 減価償却費相当額 78,711　千円 支払利息相当額 6,195　千円 4　減価償却費相当額及び利息相当額の算定方法 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

（税効果会計関係）

	第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		
繰延税金資産		
貸倒引当金及び貸倒損失	2,939 千円	16,067 千円
退職給付引当金	45,887	55,959
賞与引当金	14,807	57,824
減価償却費超過額	5,087	4,584
投資有価証券評価損	155,191	156,239
未払事業税	30,796	54,600
その他	25,999	30,985
繰延税金資産小計	280,707	376,259
評価性引当額	△143,536	△154,989
繰延税金資産合計	137,171	221,270
繰延税金負債		
その他有価証券評価差額金	△2,598千円	△21,400千円
繰延税金負債小計	△2,598	△21,400
繰延税金資産の純額	134,572 千円	199,869 千円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳		
法定実効税率	42.0 %	42.0 %
（調整）		
留保金課税	5.2	3.7
損金不算入となる費用項目	0.5	0.3
住民税均等割	4.1	2.5
法人税額の特別控除額		△0.4
評価性引当額	18.4	1.0
その他	△1.7	0.3
税効果適用後の法人税等の負担率	68.5%	49.4%
3	──────	繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成15年法律第９号により、平成16年４月１日以降開始する事業年度より法人事業税に外形標準課税を導入）に伴い、当期における一時差異のうち、平成16年９月末までに解消が予定されるものは改正前の税率（42.0%）、平成16年10月以降に解消が予定されるものは改正後の税率（40.5%）となっております。この税率の変更により、当期末の繰延税金資産の金額（繰延税金負債の金額を控除した金額）が2,423千円減少し、法人税等調整額が3,216千円、その他有価証券評価差額金が792千円、それぞれ増加しております。

（１株当たり情報）

第10期 （自　平成13年10月１日 至　平成14年９月30日）		第11期 （自　平成14年10月１日 至　平成15年９月30日）	
１株当たり純資産額 162,602	円32銭	１株当たり純資産額 189,510	円38銭
１株当たり当期純利益 5,605	円47銭	１株当たり当期純利益 20,928	円55銭
潜在株式調整後 １株当たり当期純利益	5,542円71銭	潜在株式調整後 １株当たり当期純利益	20,733円62銭

（追加情報）

前期より、「１株当たり当期純利益に関する会計基準」（企業会計基準委員会　平成14年９月25日　企業会計基準第２号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準委員会　平成14年９月25日　企業会計基準適用指針第４号）を適用しております。なお、従来の方法によった場合、前期の１株当たり純資産額は162,602円32銭、１株当たり当期純利益は5,605円47銭、潜在株式調整後１株当たり当期純利益は5,544円33銭であります。

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

項目	第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
損益計算書上の当期純利益（千円） 246,029914,891		
普通株式に係る当期純利益（千円） 246,029914,891		
普通株主に帰属しない金額（千円）	—	
普通株式の期中平均株式数（株） 43,89143,715		
当期純利益調整額（千円）	—	
潜在株式調整後１株当たり当期純利益の算定に用いられた普通株式増加数の主要な内訳（株） 新株引受権 497411		
普通株式増加数 497411		
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要	—	

(重要な後発事象)

第10期（自　平成13年10月１日　至　平成14年９月30日）

1　会社分割による子会社の営業の一部承継

当社は、平成14年７月15日開催の取締役会において、連結子会社の営業の一部を承継することを決議し、平成14年10月１日に当社の連結子会社であります㈱フルキャストレディの営業の一部を会社分割により承継いたしました。

(1) 会社分割の目的

類似事業を集約し、経営効率化を図るとともに、短期業務請負事業の基盤をより強固にし、当該事業の拡大を図るためであります。

(2) 分割期日

平成14年10月１日

(3) 分割方式

当社を承継会社とし、㈱フルキャストレディを分割会社とする分割型分割方式であります。

(4) 承継する事業部門の内容

承継される事業部門は、物流系、倉庫内作業系、清掃系、イベント系を対象に顧客企業の繁忙期や業務量の増減に合わせて「必要な場合に短期的に業務を請け負う」短期業務請負業であります。

(5) 分割による新株の割当

当社は、㈱フルキャストレディの発行済株式の全部を所有しているため、分割に際して新株の発行は行いません。

(6) 分割による増加資本等

分割により資本金及び資本剰余金の額は増加いたしません。

(7) 分割による承継財産

当社が、㈱フルキャストレディから承継した資産・負債は以下のとおりであります。

(単位：千円)

科　目	金額	科　目	金額
流動資産	442,105	流動負債	169,999
有形固定資産	11,269	固定負債	7,556
無形固定資産	2,487	負債合計	177,556
投資その他の資産	34,966		
資産合計	490,828	差引正味資産	313,272

(8) 会社分割後の㈱フルキャストレディの状況

平成14年10月１日に商号は㈱フルキャストオフィスサポートに変更になりました。なお、事業内容、本店所在地、代表者、資本金及び決算期は変更ありません。

第11期（自　平成14年10月１日　至　平成15年９月30日）

1　株式の分割

平成15年９月８日開催の当社取締役会の決議に基づき、次のように株式分割による新株式を発行いたしました。

(1) 株式分割の目的

当社株式の流動性向上を図るとともに、１株当たりの投資金額を引下げ、個人投資家層の拡大を目的とするものであります。

(2) 株式分割の概要

平成15年11月20日付をもって普通株式１株を３株に分割する。

①分割により増加する株式数

普通株式 89,658 株

②分割方法

平成15年９月30日最終の株主名簿および実質株主名簿に記載または記録された株主の所有株式数を、１株につき３株の割合をもって分割する。

③配当起算日

平成15年10月１日

当該株式分割が前期首に行われたと仮定した場合の前期における１株当たり情報及び当期首に行われたと仮定した場合の当期における１株当たり情報は、それぞれ以下のとおりとなります。

第10期		第11期	
１株当たり純資産額	54,200円77銭	１株当たり純資産額	63,170円12銭
１株当たり当期純利益	1,868円49銭	１株当たり当期純利益	6,976円18銭
潜在株式調整後１株当たり当期純利益	1,847円57銭	潜在株式調整後１株当たり当期純利益	6,911円20銭

第10期 (自　平成13年10月１日 至　平成14年９月30日)	第11期 (自　平成14年10月１日 至　平成15年９月30日)
2　新株予約権について 　当社は、平成14年11月18日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成14年12月20日開催の定時株主総会において、承認されております。 (新株予約権の内容) (1) 株式の種類　普通株式 (2) 株式の数 1,200　株(上限) (3) 新株予約権の総数 1,200　個 (4) 新株予約権の発行価格　無償 (5) １株当たりの払込金額 新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）のＪＡＳＤＡＱ市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。 (6) 新株予約権の行使期間 新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。 (7) 新株予約権の行使の条件 ①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。 ②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。 ③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。 ④その他の条件は、第10期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。 (8) 新株予約権の譲渡制限 新株予約権の譲渡については、取締役会の承認を要することといたします。	2　新株予約権について 　当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成15年11月20日開催の取締役会において決議いたしました。 　また、当社は、平成15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成15年12月19日開催の定時株主総会において、承認されております。 (新株予約権の内容) (1) 株式の種類　普通株式 (2) 株式の数 2,000　株(上限) (3) 新株予約権の総数 2,000　個 (4) 新株予約権の発行価格　無償 (5) １株当たりの払込金額 新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。 (6) 新株予約権の行使期間 新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。 (7) 新株予約権の行使の条件 ①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。 ②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。 ③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。 ④その他の条件は、第11期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。

第10期 （自　平成13年10月１日 至　平成14年９月30日）	第11期 （自　平成14年10月１日 至　平成15年９月30日）
(8)	新株予約権の譲渡制限 新株予約権の譲渡については、取締役会の承認を要することといたします。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
(その他有価証券)		
㈱セントラルサービスシステム	1,600	372,800
スリープロ㈱	150,000	90,000
㈱バリュークリエーション	140	20,497
㈱日本ビジネスタンク	150	17,575
㈱ジャパンケアサービス	37,000	11,433
㈱あんじょうインターナショナル	600	10,872
㈱大昇産業	50	10,000
㈱サイバード	30	9,030
㈱ナレッジパーク	160	8,000
エッジ㈱	100	6,780
その他（13銘柄）	11,296	38,707
計	201,126	595,694

【債券】

銘柄	券面総額(千円)	貸借対照表計上額(千円)
(有価証券)		
(その他有価証券)		
クレジットリンク債	200,000	200,600
ドイツテレコムアーゲー	100,000	100,520
計	300,000	301,120

【その他】

種類及び銘柄	投資口数等(千口)	貸借対照表計上額(千円)
(有価証券)		
(その他有価証券)		
(投資信託の受益証券)		
フリーファイナンシャルファンド	200,000	200,008
マネーマネージメントファンド	300,000	300,104
計	500,000	500,113

【有形固定資産等明細表】

資産の種類	前期末残高（千円）	当期増加額（千円）	当期減少額（千円）	当期末残高（千円）	当期末減価償却累計額又は償却累計額（千円）	当期償却額（千円）	差引当期末残高（千円）
有形固定資産							
建物 574, 958 144, 493167, 255552, 195123, 22733, 817 428, 967							
車両運搬具 3, 927 13, 13649916, 5637, 3684, 457 9, 195							
工具器具備品 251, 139 91, 16017, 268325, 031180, 78672, 270 144, 244							
土地 2, 343, 411		—	1, 736, 942606, 469		—		606, 469
建設仮勘定	—	9, 720	—	9, 720	—		9, 720
計 3, 173, 437 258, 5091, 921, 9661, 509, 979311, 382110, 545 1, 198, 597							
無形固定資産							
電話加入権 22, 321 2, 487			—	24, 808	—		24, 808
ソフトウェア 857, 632 499, 858			—	1, 357, 490504, 752150, 444 852, 738			
ソフトウェア仮勘定 254, 915 225, 997480, 912				—			—
計 1, 134, 868 728, 342480, 9121, 382, 299504, 752150, 444 877, 547							
長期前払費用 28, 220 35, 4416, 35457, 308					—		57, 308
繰延資産							
社債発行差金 824		—		82480833 16			
計 824		—		82480833 16			

（注） 当期増加額のうち主なものは、次のとおりであります。

建物 50, 449 千円本社移転に伴う設備の取得
建物 75, 140 千円フランチャイズ店舗運営に伴う設備の取得
ソフトウェア仮勘定 225, 997 千円自社利用目的のソフトウェア開発

当期減少額のうち主なものは、次のとおりであります。

建物 112, 860 千円公園通りビル売却
土地 1, 736, 942 千円公園通りビル売却
ソフトウェア仮勘定 480, 912 千円自社利用目的のソフトウェア開発の完成品振替

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円) 3,261,900 27,450				—	3,289,350
資本金のうち既発行株式	普通株式 (株)	(44,646 株)	※2 (183 株)	(—株)	※3 (44,829 株)
	普通株式 (千円)	3,261,900	※1 27,450	—	3,289,350
	計 (株)	(44,646 株)	(183 株)	(—株)	(44,829 株)
	計 (千円)	3,261,90027,450		—	3,289,350
資本準備金及びその他資本剰余金	資本準備金 (千円) 株式払込剰余金 (千円)	2,486,474	※4 27,999	—	2,514,473
	計 (千円)	2,486,47427,999		—	2,514,473
利益準備金及び任意積立金	利益準備金 (千円)	13,020	—		13,020
	任意積立金 別途積立金 (千円)	500,000	—		500,000
	計 (千円)	513,020	—		513,020

(注) ※1 資本金の増加の原因は、次のとおりであります。
新株引受権の行使による資本金組入額 27,450 千円
※2 資本金のうち既発行株式の増加の原因は、次のとおりであります。
新株引受権の行使による増加 183 株
※3 当期末における自己株式数は900株であります。
※4 資本準備金の増加の原因は、次のとおりであります。
新株引受権の行使による資本準備金繰入額 27,999 千円

【引当金明細表】

区分	前期末残高 (千円)	当期増加額 (千円)	当期減少額 (目的使用) (千円)	当期減少額 (その他) (千円)	当期末残高 (千円)
貸倒引当金 (流動資産)	56,865	51,22223856,627	51,222		
貸倒引当金 (投資その他の資産)	14,168	30,8697,6216,547	30,869		
賞与引当金 68,566 161,1	2368,566			—	161,123

(注) 1 貸倒引当金(流動資産)の当期減少額(その他)の欄の金額は洗替額であります。
2 貸倒引当金(投資その他の資産)の当期減少額(その他)の欄の金額は、破産更生債権等の回収金額であります。

(2) 【主な資産及び負債の内容】

a　資産の部

イ　現金及び預金

区分	金額(千円)
現金	62,752
預金の種類	
当座預金	25
普通預金	3,200,401
別段預金	1,786
計	3,202,213
合計	3,264,966

ロ　受取手形

(イ)相手先別内訳

相手先	金額(千円)
㈱アイイークリニック	7,803
㈱向島鍍金工業所	900
ユニショウ㈱	785
合計	9,489

(ロ)決済期日別内訳

期日	平成15年10月	合計
金額(千円) 9	489 9,489	

ハ　売掛金

(イ)相手先別内訳

相手先	金額(千円)
ＺＯプラスチックス㈱	50,714
山陽プレス工業㈱　茨木工場	47,743
㈱フルキャストスポーツ	38,686
日本通運㈱	36,732
㈱東通メディア	34,454
その他	2,620,172
合計	2,828,503

(ロ)売掛金の発生及び回収並びに滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)}{(A)+(B)}\times 100$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
2, 053, 404	23, 116, 551 22, 341	, 4522, 828, 50388. 8	38. 5		

(注) 消費税等の会計処理は、税抜方式を採用しておりますが、上記金額には消費税等が含まれております。

ニ 貯蔵品

区分	金額(千円)
求人チケット	17, 862
印刷物	4, 934
その他	967
合計	23, 765

ホ 保険積立金

相手先	金額(千円)
三井住友海上きらめき生命保険㈱ 354, 174	
三井住友海上火災保険㈱	271, 279
ソニー生命保険㈱	43, 917
クレディ・スイス生命保険㈱	26, 112
東京海上あんしん生命保険㈱	24, 344
その他	68, 110
合計	787, 939

b　負債の部

イ　買掛金

相手先	金額(千円)
㈱フルキャストオフィスサポート	15,051
㈱フルキャストファクトリー	4,029
日本アウトソーシング㈱	2,934
㈱ドトールコーヒーショップ	2,772
㈱ハンデックス	1,708
その他	8,426
合計	34,924

ロ　短期借入金

借入先	金額(千円)
㈱みずほ銀行	300,000
㈱UFJ銀行	250,000
㈱横浜銀行	250,000
日本生命保険相互会社	100,000
合計	900,000

ハ　未払金

相手先	金額(千円)
㈱フルキャストテクノロジー	105,000
オリックス㈱	72,238
コクヨオフィスシステム㈱	41,360
㈱リクルート	29,440
東急建設㈱	26,029
その他	375,602
合計	649,670

ニ　未払法人税等

区分	金額(千円)
未払法人税	427,052
未払事業税	130,000
未払住民税	117,000
合計	674,052

(3)　【その他】

特記事項はありません。

第６ 【提出会社の株式事務の概要】

決算期	９月30日
定時株主総会 12	月中
株主名簿閉鎖の期間	―
基準日	９月30日
株券の種類	１株券、10株券、100株券
中間配当基準日	３月31日
１単元の株式数	―
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社 証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社
取次所 UFJ	信託銀行株式会社 全国各支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社 証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社
取次所 UFJ	信託銀行株式会社 全国各支店
買取手数料	「株式の売買の委託に係る手数料として別途定める金額」
公告掲載新聞名	日本経済新聞（ 注）2
株主に対する特典	該当事項はありません。

（注）1 当社は、端株制度の適用を受けておりますが、現在端株は生じておりません。また、当社定款の定めにより、端株主は利益配当金及び中間配当金を受ける権利、並びに新株・転換社債及び新株引受権付社債の引受権を有しております。なお、端株主の利益配当金及び中間配当金に関する基準日は上記のとおりであります。

2 決算公告に代えて、貸借対照表および損益計算書を当社ホームページにて提供しております。
(URL ; http://www.fullcast.co.jp/ir/ir_soukai.html)

第７ 【提出会社の参考情報】

第11期事業年度の開始日から本有価証券報告書 提出日までの間に次の書類を提出しております。

	書類	内容		提出日
(1)	自己株券買付状況報告書	報告期間	自 平成14年９月１日 至 平成14年９月30日	平成14年10月11日 関東財務局長に提出
(2)	自己株券買付状況報告書	報告期間	自 平成14年10月１日 至 平成14年10月31日	平成14年11月11日 関東財務局長に提出
(3)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第４号（主要株主の異動）の規定に基づく臨時報告書であります。		平成14年11月26日 関東財務局長に提出
(4)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第４号（主要株主の異動）の規定に基づく臨時報告書であります。		平成14年11月26日 関東財務局長に提出
(5)	自己株券買付状況報告書	報告期間	自 平成14年11月１日 至 平成14年11月30日	平成14年12月２日 関東財務局長に提出
(6)	有価証券報告書及びその添付書類	事業年度（第10期）	自 平成13年10月１日 至 平成14年９月30日	平成14年12月24日 関東財務局長に提出
(7)	自己株券買付状況報告書	報告期間	自 平成14年12月１日 至 平成14年12月31日	平成15年１月６日 関東財務局長に提出
(8)	有価証券届出書の訂正届出書	平成13年３月16日提出の有価証券届出書にかかる訂正届出書であります。		平成15年３月27日 関東財務局長に提出
(9)	有価証券届出書の訂正届出書	平成13年５月15日提出の有価証券届出書にかかる訂正届出書であります。		平成15年３月27日 関東財務局長に提出
(10)	有価証券報告書の訂正報告書	事業年度（第９期）	自 平成12年10月１日 至 平成13年９月30日	平成15年３月27日 関東財務局長に提出
(11)	(6) の訂正報告書	事業年度（第10期）	自 平成13年10月１日 至 平成14年９月30日	平成15年３月27日 関東財務局長に提出
(12)	半期報告書（	第11期中）	自 平成14年10月１日 至 平成15年３月31日	平成15年６月25日 関東財務局長に提出
(13)	(6) の訂正報告書	事業年度（第10期）	自 平成13年10月１日 至 平成14年９月30日	平成15年12月１日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

監　査　報　告　書

平成14年12月21日

株式会社フルキャスト
　代表取締役社長　平　野　岳　史　殿

朝日監査法人

代表社員 関与社員	公認会計士	宮　　　直　仁	㊞
関与社員	公認会計士	弁　川　博　昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成13年10月１日から平成14年９月30日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

記

「連結財務諸表作成のための基本となる重要な事項４．会計処理基準に関する事項(３)」に記載のとおり、会社は、当連結会計年度より退職給付引当金の計上基準を「退職給付会計に関する実務指針」に定める簡便法から原則法に変更した。

この変更は、原則法による退職給付債務の数理計算の結果に一定の高い水準の信頼性が得られるものと判断されたことから、期間損益の適正化及び財務内容の健全化を図るために行ったものであり、正当な理由に基づく変更と認められた。

この変更により従来と同一の基準によった場合に比し、営業利益、経常利益はそれぞれ62,916千円減少し、税金等調整前当期純利益は191,049千円減少している。

よって、当監査法人は、上記の連結財務諸表が株式会社フルキャスト及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成15年12月19日

株式会社フルキャスト
　取締役会　御中

朝日監査法人

代表社員 関与社員	公認会計士	宮　　直仁	㊞
関与社員	公認会計士	舛川博昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月１日から平成15年９月30日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャスト及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

監　査　報　告　書

平成14年12月21日

株式会社フルキャスト
　代表取締役社長　平　野　岳　史　殿

朝日監査法人

代表社員 関与社員	公認会計士	宮　　　直　仁	㊞
関与社員	公認会計士	舛　川　博　昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成13年10月１日から平成14年９月30日までの第10期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号)の定めるところに準拠しているものと認められた。

記

「重要な会計方針６. 引当金の計上基準」に記載のとおり、会社は、当期より退職給付引当金の計上基準を「退職給付会計に関する実務指針」に定める簡便法から原則法に変更した。

この変更は、原則法による退職給付債務の数理計算の結果に一定の高い水準の信頼性が得られるものと判断されたことから、期間損益の適正化及び財務内容の健全化を図るために行ったものであり、正当な理由に基づく変更と認められた。

この変更により従来と同一の基準によった場合に比し、営業利益、経常利益は14, 491千円減少し、税引前当期純利益は94, 822千円減少している。

よって、当監査法人は、上記の財務諸表が株式会社フルキャストの平成4年９月30日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成15年12月19日

株式会社フルキャスト
　取締役会　御中

朝日監査法人

代表社員 関与社員	公認会計士	宮		直	仁	㊞
関与社員	公認会計士	舛	川	博	昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月1日から平成15年9月30日までの第11期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャストの平成15年9月30日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。


70
古紙配合率70%再生紙を使用しています

宝印刷株式会社印刷

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度　　自　平成15年10月１日
（第12期）　至　平成16年９月30日

株式会社フルキャスト

(941466)

第12期（自平成15年10月１日　至平成16年９月30日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成16年12月24日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社フルキャスト

目　　次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成16年12月24日
【事業年度】	第12期(自　平成15年10月１日　至　平成16年９月30日)
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	取締役　グループ戦略本部長　　久　保　　裕
【最寄りの連絡場所】	東京都渋谷区道玄坂１丁目12番１号
【電話番号】	03-3780-6010
【事務連絡者氏名】	取締役　グループ戦略本部長　　久　保　　裕
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

回次		第８期	第９期	第10期	第11期	第12期
決算年月		平成12年９月	平成　13年９月	平成　14年９月	平成　15年９月	平成16年９月
(1) 連結経営指標等						
売上高	(千円)	16,934,30823,925,51826,319,86937,945,412 49,688,065				
経常利益	(千円)	1,524,5611,764,3691,484,5062,558,658 3,292,866				
当期純利益	(千円)	741,40641,154346,8401,196,630 1,511,906				
純資産額	(千円)	3,558,3047,725,9047,443,4878,719,291 10,977,589				
総資産額	(千円)	11,704,45513,906,65313,928,13215,493,565 19,461,520				
１株当たり純資産額	(円)	1,078,274.01173,226.55171,327,33198,486.00 40,165.04				
１株当たり当期純利益	(円)	474,045.3522,910.837,902.3127,373.46 5,603.88				
潜在株式調整後 １株当たり当期純利益	(円)	—	22,609.227,813.8327,118.49 5,578.67			
自己資本比率（	%)	30.455.553.456.3 56.4				
自己資本利益率（	%)	33.816.74.614.8 15.4				
株価収益率（	倍)	—	17.536.710.9 40.0			
営業活動による キャッシュ・フロー	(千円)	1,255,964812,261		△27,3781,545,830		△5,012
投資活動による キャッシュ・フロー	(千円)	△2,920,614	△824,478	△318,1131,604,324		△73,835
財務活動による キャッシュ・フロー	(千円)	4,519,8271,439,979		△853,217	△1,741,123	1,016,923
現金及び現金同等物 の期末残高	(千円)	3,522,2194,940,5733,741,8645,150,894 6,088,994				
従業員数 (ほか、平均臨時 雇用者数)	(名) (名)	705 (255)	943 (405)	994 (476)	1,118 (773)	1,671 (　1,079)
(2) 提出会社の経営指標等						
売上高（	千円)	13,567,35115,077,58514,814,89022,302,927 28,672,262				
経常利益（	千円)	1,467,4531,239,9721,149,4081,783,256 2,241,287				
当期純利益（	千円)	748,121482,453246,029914,891 1,309,725				
資本金（	千円)	1,262,9503,255,0003,261,9003,289,350 3,464,100				
発行済株式総数（	株)	3,30044,60044,64644,829 275,964				
純資産額（	千円)	3,739,9387,451,1177,064,4208,325,001 10,067,545				
総資産額（	千円)	10,927,19911,885,96211,743,77112,368,989 15,024,485				
１株当たり純資産額（	円)	1,133,314.80167,065.41162,602,32189,510.38 36,835.				35
１株当たり配当額 (内１株当たり 中間配当額)	(円) (円)	旧株 10,000 第1新株5,000 第2新株 137 (—)	2,000 (—)	2,500 (1,000)	5,000 (1,000)	2,000 (1,000)
１株当たり当期純利益	(円)	478,338.8111,744.535,605.4720,928.55 4,854.49				
潜在株式調整後 １株当たり当期純利益	(円)	—	11,589.925,542.7120,733.62 4,832.66			
自己資本比率（	%)	34.262.760.267.3 67.0				
自己資本利益率（	%)	29.28.63.411.9 14.2				
株価収益率（	倍)	—	34.251.714.2 46.1			
配当性向（	%)	2.118.544.223.9 41.2				
従業員数 (ほか、平均臨時 雇用者数)	(名) (名)	258 (233)	254 (345)	242 (390)	317 (666)	416 (　829)

(注) 1　売上高には、消費税等は含まれておりません。

2　第８期の潜在株式調整後１株当たり当期純利益は、新株引受権の期末残高がないため記載しておりません。

3　第８期の株価収益率については、当社が非上場であるため記載しておりません。

4　平成13年１月12日付で額面株式１株につき４株の割合をもって株式分割を行い、また平成13年１月13日付で資本準備金717,050千円を資本金に組み入れるとともに、平成13年２月１日付で額面株式１株につき３株の割合をもって株式分割を行っております。
なお、第９期における１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

5　第10期から自己株式を資本に対する控除項目としており、また、１株当たりの各数値(配当額は除く)の計算については発行済株式数から自己株式数を控除して算出しております。

6　第10期から連結財務諸表並びに財務諸表につきましては、「１株当たり当期純利益に関する会計基準」(企業会計基準委員会　平成14年９月25日　企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準委員会　平成14年９月25日　企業会計基準適用指針第４号)を適用しております。

7　第11期の一株当たり配当額 5,000円には、東京証券取引所市場第二部への上場を記念した、記念配当2,500円を含んでおります。

8　平成15年11月20日付で１株につき３株の割合をもって、また平成16年５月20日付で１株につき２株の割合をもって株式分割を行っております。
なお、第12期における１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益は、期首に株式分割が行われたものとして算出しております。

9　第12期の一株当たり配当額2,000円には、東京証券取引所市場第一部への上場を記念した、記念配当500円を含んでおります。

2 【沿革】

平成２年９月	東京都港区に㈱リゾートワールドを設立。
平成４年９月	商号を㈱フルキャストとする。
平成４年10月	短期業務請負業を開始。
平成６年10月	東京都渋谷区に本社を移転。
平成７年１月	大阪市中央区の㈱フルキャスト大阪とフランチャイズ契約を締結。
平成７年９月	東京都新宿区に㈱成和サービスを設立。
平成８年１月	東京都小平市に㈱エントリーを設立。
平成９年10月	㈲フルキャストレディ(現社名㈱フルキャストオフィスサポート(現・連結子会社)、平成11年10月に株式会社に改組)を設立。
平成10年５月	㈱神奈川進学研究会(平成元年７月設立)を㈱フルキャストウィズ(現社名㈱フルキャストテクノロジー(現・連結子会社))に改称。
平成10年10月	㈱フルキャストウィズ一般労働者派遣業 許可取得。
平成11年１月	ファクトリー事業部を新設、工場ライン請負事業を開始。
	㈲フルキャストレディ一般労働者派遣業 許可取得。
平成11年４月	㈱フルキャストウィズ職業紹介事業 許可取得。
平成11年５月	㈱フルキャストウィズ特定労働者派遣業 届出。
平成11年６月	㈱フルキャスト大阪、㈱エントリー、㈱デュアル・サポート(旧㈱成和サービス)を吸収合併。
平成11年11月	㈱フルキャストシステムコンサルティングを設立。
平成12年３月	フルキャスト人事コンサルティング㈱を設立、同年４月に㈱フルキャストウィズの人事コンサルティング事業部を譲り受け、事業を開始。
平成12年６月	㈱フルキャストスポーツ(現・連結子会社)を設立、スポーツエージェント事業を開始。
平成12年９月	㈱フルキャストファクトリー(現・連結子会社)を設立、同年10月にファクトリー事業部を譲り受け、事業を開始。
平成13年６月	株式を店頭市場 (JASDAQ市場) に上場。
平成14年４月	セントラル自動車㈱、大昌工業㈱との合弁により㈱フルキャストセントラル(現・連結子会社)を設立し、自動車部門に特化した工場ライン請負事業を開始。
平成14年10月	㈱フルキャストウィズと㈱フルキャストシステムコンサルティングが合併し、㈱フルキャストテクノロジーに改称。
	㈱フルキャストレディの営業の一部を吸収分割により承継。㈱フルキャストレディはオフィス系短期業務請負・派遣に特化し、㈱フルキャストオフィスサポートに改称。
平成15年１月	㈱フルキャストオフィスサポート職業紹介事業 許可取得。
	フルキャスト人事コンサルティング㈱が㈱フルキャストオフィスサポートと合併。
平成15年５月	㈱フルキャストセントラル一般労働者派遣業 許可取得。
平成15年９月	当社及び子会社の本社事務所を渋谷マークシティに統合。
	株式を東京証券取引所市場第二部に上場。
平成16年１月	㈱フルキャストファクトリー一般労働者派遣業 許可取得。
平成16年７月	㈱フルキャストテクノロジー一般労働者派遣業 許可取得。
平成16年６月	㈱アパユアーズ(現・連結子会社)を株式交換により完全子会社化。
平成16年９月	東京証券取引所市場第一部銘柄に指定を受ける。
平成16年９月	㈱フルキャストテレマーケティング(現・連結子会社)を設立。

3 【事業の内容】

当社グループ（当社およびその関係会社をいいます。 以下同じ。）は、物流・イベント関連、事務関連など、繁忙期や業務量の増減に合わせて必 要な場合に短期的に業務を請け負う短期系人材サービスを中心として、製造業などの工場ライン系 人材サービスや、技術系人材サービスなど、総合的に人材のアウトソーシングを支援する事業を展開しております。

なお、次の事業区分は「第５ 経理の状況 １（１）連結財務諸表 注記」に掲げる事業の種類別セグメント情報の区分と同一であります。

A スポット事業(短期系人材サービス業)

当社の中核事業は、ブルーカラー職種と呼ばれる業務 を中心に、顧客企業の繁忙期や業務量の増減に合わせて「必要な場合に短期的に業務 を請け負う」短期系人材サービス業です。

対象業務は下記のように大別できますが、実際の 業務領域はさらに広範囲にわたっております。

・物流系 ………………………… 梱包・開梱、事務所移転業務、資材搬入搬出など
・倉庫内作業系 ……………… 仕分け梱包・検品、精密機械組み立てなど
・清掃系 ………………………… 養生、清掃、ビルクリーニング、ハウスクリーニングなど
・イベント系 ………………… 企画運営、ブース設営撤去など
・飲食店舗関連………………… フロント・バックヤード業務など

連結子会社である㈱フルキャストオフィスサポートに おいては、オフィス系業務、コールセンター業務やセールスプロモーション業務といった事務系の分野における人材サービスを行っております。同社の有料職業紹介事業は、事業部廃止にともない「スポット事業」の付随業務として発生が見込まれるため、「その他事業」より「スポット事業」へ移行いたしました。

平成16年６月１日に株式会社アパユアーズを株 式交換により完全子会社とし、パーラー事業（パチンコ店舗）を中心に、イベント、セールス・プロモーションにおける短期系人材サービス業を行っております。両社と当社は相互に人材サ ービスの発注も行っております。

B ファクトリー事業(工場ライン系人材サービス業)

当社は、メーカーなどの顧客企業における業務のアウ トソーシング化の傾向が高まるなか、一定期間に及ぶ請負業務の受注確保を目的として、平成 11年1月から工場ライン業務請負業を開始いたしました。さらに、平成12年10月には、スタッフ管理の明確化などを目的として当該業務を連結子会社である㈱フルキャストファクトリーに営業譲渡いたしました。

対象業種は水産・食品、機械、電気機器、精密機器、 化学・ゴム、繊維・パルプ、輸送用機器、鉄鋼・金属など製造業が中心で、製造現場の一部 または全てのライン業務を受注いたします。

平成14年４月１日にトヨタ系列でありますセン トラル自動車㈱、大昌工業㈱及び当社の出資による合弁会社㈱フルキャストセントラルを設立し、自動車事業に特化した工場ライン系人材サービス業を行っております。

平成16年３月１日に労働者派遣法が改正となり 、製造業務に対する人材派遣が解禁されました。それに先立ち、㈱フルキャストファクトリー、㈱フルキャストセントラルとも一般労働者派遣事業の許可を取得し、従来の請負に加え、派遣でも対応できる体制を整えました。

C　テクノロジー事業（技術系人材サービス業）

連結子会社である㈱フルキャストウィズは、平成10年10月に技術系業務請負業・人材派遣事業を開始いたしました。また、連結子会社である㈱フルキャストシステムコンサルティングは、平成11年11月に、物流システムなどの業務の効率化に関わる開発及びコンサルティングを開始いたしました。

両社は平成14年10月１日付けにて合併し、商号を㈱フルキャストテクノロジーに変更いたしました。業務領域としては半導体関連分野を中心としたハード系の開発・製造工程やソフト系の開発工程を主な対象としております。

D　その他事業

連結子会社である㈱フルキャストオフィスサポートの有料職業紹介事業は、「スポット事業」に記載のとおりであります。

渋谷のドトールコーヒーショップにおいて、飲食店舗の経営を行っております。

平成16年９月15日に、テレマーケティングシステムを用いたコールセンター運営ノウハウを持つ株式会社光通信のグループ企業との合弁により、㈱フルキャストテレマーケティングを設立いたしました。同社は、当社の人材コーディネートノウハウと株式会社光通信が保有するテレマーケティングシステムを利用することによってコールセンター運営を行っております。

連結子会社である㈱フルキャストスポーツは、欧米では一般的となっているスポーツ選手の代理人業務を中心に事業展開を進めております。

事業の系統図は、次のとおりであります。



短期就業希望者
スポット事業
登録・就業希望
㈱フルキャストオフィスサポート
事務系人材サービス
業務の外注
登録・就業希望
㈱フルキャスト
短期系人材サービス
業務の外注
登録・就業希望
㈱アパユアーズ
短期系人材サービス
業務の外注
顧客企業
定期就業希望者
ファクトリー事業
登録・就業希望
㈱フルキャストファクトリー
工場ライン系人材サービス
登録・就業希望
㈱フルキャストセントラル
工場ライン系人材サービス
(自動車向け)
システム開発・保守
就業希望者
テクノロジー事業
技術社員として雇用
㈱フルキャストテクノロジー
技術系人材サービス
技術社員として雇用
㈱フルキャストセントラル
技術系人材サービス
(自動車向け)
その他事業
㈱フルキャスト
飲食店舗の経営
一般顧客
就業希望者
㈱フルキャストテレマーケティング
テレマーケティングサービス
顧客企業
㈱フルキャストスポーツ
スポーツエージェント業務
特定人材
㈱ネオキャリア
求人広告・マーケティング
顧客企業

(注) 1 図の内容は、平成16年9月30日の状況であります。

2 ───▶ はグループ外との取引、┈┈┈▶ はグループ内の取引であり、グループ内の取引には金銭の貸借取引は含まれておりません。

3 [実線枠] は、連結子会社、[点線枠] は、持分法適用会社であります。

4 【関係会社の状況】

名称	住所	資本金又は出資金(千円)	主要な事業の内容	議決権の所有割合(%)	関係内容
(連結子会社)					
㈱フルキャストオフォスサポート	東京都渋谷区	40,000	スポット事業	100.0	・当社と相互に請負業務の発注を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・役員の兼任等・・・3名
㈱アバユアーズ	大分県大分市	220,500	スポット事業	100.0	・当社と相互に請負業務の発注を行っております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・4名
㈱フルキャストファクトリー	東京都渋谷区	100,000	ファクトリー事業	100.0	・当社と相互に請負業務の発注を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・3名
㈱フルキャストセントラル	東京都渋谷区	90,000	ファクトリー事業およびテクノロジー事業	55.6	・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・1名
㈱フルキャストテクノロジー (注3)	東京都渋谷区	499,950	テクノロジー事業	85.6	・当社と相互に請負業務の発注を行っております。 ・当社の基幹システムの開発及び保守管理を行っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・役員の兼任等・・・1名
㈱フルキャストテレマーケティング	東京都新宿区	90,000	その他事業	51.0	・役員の兼任等・・・3名
㈱フルキャストスポーツ	東京都渋谷区	40,000	その他事業	100.0	・当社の宣伝活動の一部を担っております。 ・当社の賃借建物の一部を事務所用として転借しております。 ・資金援助等・・・運転資金の貸付 ・役員の兼任等・・・2名
(持分法適用関連会社)					
㈱ネオキャリア	東京都渋谷区	37,000	その他事業	33.8	—

(注) 1 主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。

2 役員の兼任等は当社の執行役員を含んでおります。

3 特定子会社であります。

4 ㈱フルキャストファクトリーについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等 (1) 売上高 6,961,009 千円
(2) 経常利益 170,490 千円
(3) 当期純利益 101,198千円
(4) 純資産額 433,358 千円
(5) 総資産額 1,922,382 千円

5 ㈱フルキャストセントラルについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等 (1) 売上高 5,582,228 千円
(2) 経常利益 307,434 千円
(3) 当期純利益 184,556千円
(4) 純資産額 431,981 千円
(5) 総資産額 1,502,659 千円

6　㈱フルキャストテクノロジーについては、売上高(連結会社相互間の内部売上高を除く。)の連結売上高に占める割合が10%を超えております。

主要な損益情報等　(1)　売上高 5,913,985　千円

(2)　経常利益 351,702　千円

(3)　当期純利益　193,137千円

(4)　純資産額 890,050　千円

(5)　総資産額 2,308,174　千円

5 【従業員の状況】

(1) 連結会社の状況

平成16年9月30日現在

事業の種類別セグメントの名称	従業員数(名)
スポット事業 526	〔 933 〕
ファクトリー事業 206	〔 107 〕
テクノロジー事業 905	〔 36 〕
その他事業	11 〔 2 〕
全社(共通)	23 〔 1 〕
合計 1, 671	〔 1, 079〕

(注) 1 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。
2 全社(共通)として記載されている従業員数は、特定のセグメントに区分できない管理部門に所属しているものであります。
3 当社グループの事業拡大に伴い、最近1年間において従業員が553名増加しております。増加の主な要因は、スポット事業における114名が、㈱アパユアーズの完全子会社化によるもの、テクノロジー事業の282名は、技術社員の採用によるものであります。

(2) 提出会社の状況

平成16年9月30日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(千円)
416 〔 829 〕	30. 42	. 84, 358	

(注) 1 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。
2 平均年間給与は、賞与及び基準外賃金を含んでおります。
3 当社の事業拡大に伴い、最近1年間において従業員が99名増加しております。

(3) 労働組合の状況

労働組合は結成されておりませんが、労使 関係は円満に推移しております。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度における我が国経済は、輸出の増加、設備投資の増加が、企業収益の改善を下支えし、年度末にかけては、企業のリストラが一段落し雇用不安の薄れから個人消費の持ち直しも見られ、景気は回復基調が続いております。

このような状況にあって当社グループは、企業活動における開発、設計、生産、物流の活発化を受けアウトソーシング需要が拡大したことや、積極的な拠点展開により全国でのサービス体制を急速に整えたこと、またサービスの優位性と対応力で需要の取り込みを行ったことにより、既存顧客の受注増加のみならず新規顧客からの受注も獲得し、業績を伸長させることができました。

地域別では、経済の回復が著しい東海・中国地域をはじめとして全般的に受注拡大が続いており、セグメント別売上高では、スポット事業、ファクトリー事業、テクノロジー事業の主要事業すべてにおいて伸長いたしました。

販売費及び一般管理費につきましては、積極的な拠点展開によって見込まれる人件費を中心とした経費の効率的配分を徹底し抑制に努めた結果、売上高販管比率は、21.9％（前年同期比0.6％低下）となりました。

また、特別損失において、平成16年６月１日の株式交換による㈱アパユアーズの完全子会社化により一括処理した連結調整勘定償却額317百万円等を計上いたしました。

これらの結果、当連結会計年度の売上高は　49,688百万円（前年同期比 30.9％増）、営業利益は3,255百万円（同 32.6％増）、経常利益は 3,292百万円（同 28.7％増）、当期純利益は 1,511百万円（同26.3％増）となりました。

なお、グループの中核企業である㈱フルキャストは、平成 16年９月１日をもって東京証券取引所市場第一部銘柄に指定を受けました。

事業別の状況

事業別の状況において、各セグメントの売上高は、「外部顧客に対する売上高」と「セグメント内売上高」の合計にて記載しております。

①スポット事業

アウトソーシング市場におけるスポット事業の分野では、景気の着実な回復に加え、すべての業務を正社員が行うのではなくアウトソーシング企業を有効に利用するという企業の収益構造・雇用形態の変化を受け、全国各地において需要が拡大しております。

このような環境のもと、顧客企業のニーズへの対応力強化のため、上期に引き続き全国拠点網の充実を図り142拠点を新設いたしました。これにより当連結会計年度末のスポット事業の拠点数は、㈱フルキャストの 215拠点、㈱フルキャストオフィスサポートの７拠点を合わせ全国　222拠点（前年同期比142拠点増）となりました。さらに完全子会社化した㈱アパユアーズの 24拠点とその後新規に５拠点展開したことで 29拠点増加し、全国 251拠点（前年同期比 171拠点増）となりました。積極的な拠点配置によって、家電、飲料等を扱う物流・倉庫関連を中心とした既存顧客企業からの受注が拡

大するとともに、全国規模のイベント・セールスプロモーションを扱う新規の顧客企業からの受注も増加し、業績が伸長いたしました。地域別では、東海地域を中心に全国において受注が拡大しております。

販売費及び一般管理費につきましては、拠点開設費用および人員の積極的な採用に伴う人件費関連の増加が利益減少に繋がらないよう経費コントロールの徹底化を図るとともに、ＩＴを有効に活用することで効率的な採用を行い、登録スタッフの 採用単価の抑制に努めるなどいたしました。

これらの結果、売上高は31,134百万円（前年同期比37.8%増）、営業利益2,863百万円（同26.1%増）となりました。

②ファクトリー事業

ファクトリー事業におきましては、平成16年３月１日に施行された改正労働者派遣法による製造業務への派遣解禁をうけ、㈱フルキャストファクトリーならびに㈱フルキャストセントラルでは、派遣、請負の両方を顧客企業が選択可能な体制を整 え顧客企業のニーズに対応いたしました。

自動車業界以外の工場ライン系人材サービスを行っている㈱フルキャストファクトリーにおきましては、カメラ付き高機能型携帯電話、ＨＤＤ付きＤＶＤレコーダーや薄型テレビといったデジタル家電製品の製造ラインの受注が上期に引き続き好調に推移するとともに、食品・飲料業界からの受注が拡大いたしました。

自動車業界向け工場ライン系人材サービスに特化した㈱フルキャストセントラルにおきましては、主要顧客からの受注の増加に加え、新規の企業か ら受注したことから業績を伸長いたしました。

販売費及び一般管理費につきましては、今後の業容拡大を睨み積極的に人員を配置したことにより人件費等が増加したこと、採用活動に厳しさが増 してきたことから求人費が増加いたしました。

これらの結果、売上高は12,269百万円（前年同期比14.1%増）、営業利益564百万円（同4.9%減）となりました。当連結会計年度の拠点数は、㈱フルキャストファクトリーの 24拠点（前年同期比５拠点増）、㈱フルキャストセントラル19拠点（同６拠点増）を合わせ全国43拠点となりました。

③テクノロジー事業

ＩＴ・エレクトロニクス業界は、半導体、パソコン、液晶のデジタル関連製品の需要拡大を背景に研究開発投資と設備投資を積極的に進めているため、技 術者の需要が増大しております。

このような環境下、新卒技術者 152人を早期に配属できたことから、当連結会計年度の技術者稼働率は、95.5%となりました。受注単価につきましては、上昇傾向で推移いたしました。

これらの結果、売上高は6,264百万円（前年同期比30.4%増）、営業利益324百万円（同60.9%増）となりました。

④その他事業

その他事業における売上高の主なものとしては、渋谷ドトールコーヒーショップ等による 212百万円、㈱フルキャストスポーツにおいてスポーツ選手のエージェント業務による 224百万円などがありました。なお、平成16年５月１日をもって、株式会社タスコシステムのフランチャイジーとして運営していた「高田屋」、「とり鉄」の店舗を株式 会社タスコシステムへ売却いたしました。

これらの結果、売上高は447百万円（前年同期比41.5%減）、営業損失は37万円（前年同期は営業利益24百万円）となりました。

(2) キャッシュ・フローの状況

当連結会計期間における連結ベースの現金及び現金同 等物（以下「資金」という）は、前年同期に比べ938百万円増加し、当連結会計期間 末において6,088百万円になりました。

（営業活動によるキャッシュ・フロー）

営業活動の結果使用した資金は、５百万円（前年同期は 得られた資金1,545百万円）となりました。
これは主に、税金等調整前当期純利益が 2,966百万円であったのに対し、売上債権の増加が 1,540百万円（仕入債務の減少は73百万円）、法人税等の支払が1,875百万円であったこと等によるものです。

（投資活動によるキャッシュ・フロー）

投資活動の結果使用した資金は、 73百万円(前年同期は得られた資金1,604百万円)となりました。
これは主に、連結の範囲の変更を伴う子会社株式取得 による収入が221百万円であったのに対し、拠点出店等の有形固定資産の取得による支出が 398百万円、ソフトウェアなどの無形固定資産の取得による支出が298百万円であったこと等によるものです。

（財務活動によるキャッシュ・フロー）

財務活動の結果得られた資金は、 1,016百万円（前年同期は使用した資金 1,741百万円）となりました。
これは主に、長期借入金の返済による支出が 270百万円であったのに対し、短期借入金の純増減額が1,200百万円、成功報酬型ワラントの権利行使に伴う株式の発行による収入が 349百万円であったこと等によるものです。

2 【生産、受注及び販売の状況】

(1) 生産及び受注実績

当社グループは生産活動を行っておらず、また受注の状況については下記の理由により受注規模を金額で示すことはしておりません。

① スポット事業の場合は、作業日の前日ないし前々日に受注することが多く、受注から売上計上までの期間が極めて短いこと。

② ファクトリー事業およびテクノロジー事業の請負・人材派遣業務においては、受注時の業務量がその後の顧客の要望に合わせて変更することが多いこと。

(2) 販売実績

事業の種類別セグメントの名称	当連結会計年度 (自 平成15年10月1日 至 平成16年9月30日) (千円)	前年同期比(%)
スポット事業 30,814,275 38.8		
ファクトリー事業 12,234,864 14.2		
テクノロジー事業 6,212,128 44.0		
その他事業 426,796		△40.1
合計 49,688,065 30.9		

(注) 上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

今後の人材ビジネスを取り巻く環境は、市場規模の量的増加にとどまらず、変革が著しい情報通信技術なども巻き込みながら、多様化、高度化、専門化といった質的変化を伴って推移していくものと考えられます。

平成16年3月1日施行の「改正労働者派遣法」による製造業務への派遣解禁は、ブルーカラー職種におけるアウトソーシング需要を拡大させるとともに市場の一層の成長を加速させると考えております。

当社グループといたしましては、こうした市場の変化に柔軟に対応しながら、かつニーズを先取りした戦略を進めていく必要性を認識しております。そのために、既存の事業の拡大を図りながら、新しいビジネスチャンスを常に模索し続けております。

具体的には、短期系人材サービス業を中核事業として位置づけた上で、子会社が行っている技術系人材サービスや工場ライン系人材サービス、事務系人材サービスといった事業を拡充していくとともに、新規事業を含めたグループ全体の有機的な結合を図っていきます。

また、今後はM＆A戦略や新規事業を進めていくことによって、事業分野の拡充およびグループ全体としての企業価値を高めていく所存であります。

4 【事業等のリスク】

当社グループにとり事業展開上のリスク要因となる可　能性があると考えられる主な事項をここに記載しております。なお、投資者に対する積極的情報開示の観点から、事業上のリスクに必ずしも該当しないと考えられる事項であっても、投資者が投資判断をする上で、あるいは当社グループの事業活動を理解する上で重要であると考えられる事項を含めて記載しております。当社グループはリスク発生の可能性の認識、発生の回避及び発生した場合の対応に最大限の努力を行う所存です。下記事項には、将来に係るリスク要因が含まれておりますが、これらの事項は本決算発表日現在における判断を基にしており、事業等のリス クはこれらにかぎられるものではありません。

(1) スタッフの確保について

我が国の若年人口は、出生率の低下及び少子化に伴い昭和　60年代から減少し続けており、この傾向は今後も続くものと厚生労働省人口問題研究所などによって予測されております。当社グループの中核事業でありますスポット事業においては、そのスタッフの大半を　10代後半から20代にかけての若年層が占めており、若年人口の減少は当社グループが必要とする人材の確保を困難にし、その結果、当社グループの業績に悪影響を及ぼす可能性があります。当社グループは、若年人口の減少に対する対策として、インターネットやモバイルによる求人募集を推進し、スタッフ確保の効率化を図っておりますが、スタッフ獲得を促進するためのスタッフ給与の増額や求人広告費などの増大が当社グループの業績に悪影響を与える可能性があります。

また、当社グループが所属する業界特有の比較的低い参入障壁や他社との競争激化により、スタッフ獲得競争が今後激化する可能性があるため、当社　の必要とするスタッフ数を十分に確保できず、当社グループの事業計画達成に支障をきたす可能性があります。

さらに、当社グループのスタッフ構成の主力を成す　10代後半から20代にかけての若年層は企業イメージに敏感な世代であるため、当社ではこれらの世代に支持される企業ブランドを確立することにより、優秀なスタッフの囲い込みを図っていくことが重要であると考えております。当社グループは、㈱フルキャストスポーツなどの事業を通してイメージアップ戦略を展開しておりますが、この戦略が効果的に働くか否かは不透明であるため、当社グループの必要とするスタッフが十分に確保できない可能性があります。

なお、当社は平成16年10月１日付けの組織変更において、営業本部長直轄のスタッフ採用戦略室を設け、若年層に対する訴求効果の高い採用活動を実　施し、スタッフ採用の強化を進めております。

(2) 従業員の確保と定着について

スタッフを除く当社の従業員の平均勤続年数は平成　16年９月末現在で２年９か月となっております。これは、急速な事業拡大にともない新規採用を増やしてきた一方、退職者数も高水準に推移しているなどの理由によるものです。規制緩和とそれにともなう競争激化という当社グループを取り巻く外的環境の変化に適切に対応していくためには、スタッフ以外の従業員についても人材の充実を図っていくことが重要となります。

当社では、競争優位な地位を維持していくうえで拠点密着型の採用戦略を進める必要があるとの考えのもとで、短期間に多数の営業拠点を設置してきましたが、各拠点の支店長及び支店員の質を

いかに維持していくかが重要な課題です。当社は、優秀な人材を積極的に採用し各拠点の支店長及び支店員として任命していく予定ですが、当社の求める人材が十分に確保できない場合、または現在在職している人材が流出するような場合は、拠点密着型の事業戦略に支障が出る可能性があるとともに、当社グループの業績に悪影響をもたらす可能性があります。また、拠点密着型の採用戦略は、予定どおり売上及び利益計画が達成されなかった場合、売上高販売管理費率を増加させ、当グループの業績に悪影響を及ぼす可能性があります。

人材サービス業の運営は、高度基幹情報システムの構築などにより大幅な効率化が図られますが、人的ノウハウを完全に代替するものではありませんので、各拠点における優秀な支店長及び支店員の確保と定着が今後事業拡大を図る上で不可欠となります。

(3) 顧客企業及びスタッフのデータベース管理について

当社グループは、顧客企業のニーズにあった最適任者を迅速にコーディネートし、スタッフ配置の効率化を図るため、業務管理情報システム「 FASE」を用いて、スタッフの勤務態度や職種ごとの経験並びに顧客企業に関する情報などをデータベース化し管理しております。また、顧客企業に対する請負代金の請求や売掛債権の確認などの業務も「 FASE」で行っているため、当社グループの業務効率は「FASE」に大きく依存しております。当 社グループは、「FASE」が稼働するサーバーの故障などに備えるため同一の機能を有するサーバーを２台配備しておりますが、地震などの災害やその他の原因により２台のサーバーが同時に停止するなどのトラブルが万一発生し「 FASE」が停止する事態に陥った場合、当社グループの業務に支障を来たす結果となり、当社グループの業績に重大な影響を与える可能性があります。

今後とも必要に応じて「 FASE」のバージョンアッ プなどの情報化投資を進め、コストやサービス面での差別化を図っていく計画でありますが、これらの投資が必ずしも今後の売上増加に結びつくとは限らず、投資に見合ったリターンが十分に得られない場合、投資資金を回収できなくなる可能性があります。

なお、「FASE」に格納された個人情報を含むデー タの管理につきましては、明確な取扱基準を定めるとともに、システムに対するアクセス権限の厳格化や内部監査の強化などをとおして、個人情報への不正アクセス、または個人情報の紛失、破損、改ざん、漏洩等の予防に努めておりますが、何らかの原因により情報が漏洩する事態が発生した場合、当社グループに対する社会的信用が失墜し、売上の減少や損害賠償の請求などを招来する結果となり、当社グループの業績に悪影響を及ぼす可能性があります。

(4) スタッフに係る業務上の災害および取引上のトラブルについて

スタッフが、業務遂行に際して又は業務に起因して、死亡、負傷または疾病した場合には、労働基準法及び労働者災害補償保険法その他の関係法令上、使用者である当社に災害補償義務が課されます。

当社は、スタッフに対する初級安全衛生教育を徹底するとともに、けがや病気を未然に防ぐ見地から、安全装備品などの貸与、作業に関する注意事項の掲示及び配布を実施することで、安全に対するスタッフの意識向上を促しております。また、労働者保護の観点から、労災上積保険として、

任意傷害保険及び賠償責任保険などに加入しておりますが、これらの保険がカバーする範囲を越える災害が万一発生した場合、労働契約上の安全配慮義務違反（民法 415条など）や不法行為責任（民法709条）などを理由に、当社が損害賠償 義務を負う可能性があります。

また、スタッフによる業務遂行に際して、スタッフの過誤による事故や顧客企業との契約違反またはスタッフの不法行為により訴訟の提起またはその 他の請求を受ける可能性があります。当社は、法務担当者を配して法的危機管理に対処する体制を整えておりますが、訴訟の内容及び金額によっては当社の業績に重大な影響を及ぼす可能性があります。

(5) 法的規制の変更について

当社グループが行う事業に適用のある労働基準法、労 働者派遣法、労働者災害補償保険法、健康保険法及び厚生年金保険法その他の関係法令が、労働市場をとりまく社会情勢の変化などに伴って、改正ないし解釈の変更などが実施される場合、その内容によっては、当社グループが行う事業に重大な影響を与える可能性があります。

社会保険の加入に関しては、２ヶ月までの契約期間の労働者、通常の労働者の４分の３以下の労働時間の労働者などについては、健康保険法の適用から除外されております。厚生年金保険法についても健康保険法とほぼ同様の規定になっております。当社は、原則としてスタッフを短期間で雇用するため、現在は社会保険適用除外者と してこれらの費用を負担しておりません。

なお、社会保険制度の改正は、適用範囲の拡大などの 内容によって、当社グループの業績に影響を及ぼす可能性があります。

(6) 当社の経営について

① 特定人物への依存について

経営方針や戦略の決定をはじめ、営業や財務の各方面にわたる事業運営において当社の創業者であり代表取締役社長でもある平野岳史が重要な役割を果たしております。現時点で同氏が離職するような事態となった場合、当社の事業戦略及び経営成績その他の面で重大な影響が生じる可能性があります。

②ストックオプション制度について

当社では、業績向上に対する役職員の意欲又は士気を高める目的で、平成 18年１月１日から平成20年12月30日までを行使期間とする新株予約権を付与しております。平成 16年９月末現在の新株予約権に係る潜在株式数は 2,229株であり、これは当社の発行済株式総数 275,964（自己株含む）株の0.8%にあたります。

当社では、業績拡大に大きな貢献を果たすと見込まれる役員及び社員には、今後とも新株予約権を付与していく方針でありますが、これら新株予約権の行使に伴い新株が発行された場合、当社の株式価値が希薄化する可能性があります。

③企業買収・提携および新規事業に関する戦略について

平成16年６月に当社は、慎重な事前調査を踏まえて㈱アパユアーズを株式交換により完全子会社化しましたが、同社の事業再編・強化に予想外の経費が伴ったり、収益への貢献が計画どおりに進まなかった場合、グループ業績に悪影響を及ぼす可能性があります。

当社グループは、今後とも企業買収や業務提携をとおして既存事業の拡大を図りつつ、新しいビジネスチャンスを模索し事業分野の拡充およびグループ全体としての企業価値を高めていく方針でありますが、買収等による事業拡大戦略が当初の見込みどおり収益に貢献しない可能性や、多額の資金投入を負担する必要がある可能性のほか、連結調整勘定の償却等により当社グループの損益が一時的に悪化する可能性があります。

5 【経営上の重要な契約等】

該当事項はありません。

6 【研究開発活動】

該当事項はありません。

7 【財政状態及び経営成績の分析】

(1) 財政状態について

①キャッシュ・フロー

当連結会計年度における現金及び現金同等物（以下「資金という」）は前年同期に比べて938百万円増加し、当連結会計年度末の残高は6,088百万円となりました。

当連結会計年度において営業活動の結果使用した資金は５百万円（前年同期は得られた資金1,545百万円）となりました。これは主に、税金等調整前当期純利益が2,966百万円あったのに対し、売上高の大幅な増加などにより、売上債権の増加額が1,540百万円、法人税等の支払額が1,875百万円発生したことによるものであります。

当連結会計年度において投資活動の結果使用した資金は73百万円（前年同期は得られた資金1,604百万円）となりました。これは主に、㈱アパユアーズの完全子会社化に起因した連結の範囲の変更を伴う子会社株式取得による収入が221百万円、有価証券の取得・売却による収入（純額）が301百万円あったのに対し、拠点出店に伴う備品、パソコンなどの有形固定資産の取得による支出が398百万円、基幹情報システムのバージョンアップ等に係るソフトウェアなど無形固定資産の取得による支出が298百万円あったことによるものであります。

当連結会計年度において財務活動の結果得られた資金は1,016百万円（前年同期は使用した資金1,741百万円）となりました。これは主に、長期借入金の返済による支出が270百万円あったのに対し、短期借入金の純増額が1,200百万円、成功報酬型ワラントの権利行使に伴う株式の発行による収入が349百万円あったことによるものであります。

②運転資金

当連結会計年度末の流動資産は前年同期に比べて 2,992百万円増加いたしました。これは主に、現金及び預金の増加が 952百万円、受取手形及び売掛金の増加が 1,950百万円あったことに よるものであります。なお、受取手形及び売掛金の増加は業容の拡大によるものであります。

当連結会計年度末の流動負債は前年同期に比べて 1,578百万円増加いたしました。これは主に、未払法人税等の減少が 474百万円ありましたが、短期借入金の増加が 1,345百万円あったことによるものであります。

その結果、当連結会計年度末の運転資金は前年同期比 1,414百万円増加の6,541百万円、流動比率は前年同期の186.4%から187.1%となりました。

当社および連結子会社１社においては、運転資金 の効率的な調達を行うために、取引銀行９行と当座貸越契約を締結しております。当連結会計年度末にお ける当座貸越極度額の総額は7,600百万円、借入実行額は2,100百万円、借入金未実行残高は5,499百万円となっています。

③資本的支出

当連結会計年度における資本的支出は、上述の投 資キャッシュ・フローの中で述べたソフトウェアと設備の取得を含め総額 696百万円（前年同期は 483百万円）となりました。平成 17年９月期においても、これらの設備投資を中心に総額429百万円の支出を予定しております（平成16年12月現在）。

④有利子負債

当連結会計年度末の有利子負債の総額は前年同期に比べて 1,070百万円増加し2,656百万円となりました。その内訳の主な内容は、短期借入金が前年同期比 1,345百万円増加の2,245百万円、長期借入金が前年同期比224百万円減少の396百万円、長期・短期のリース未払金が前年同期比 40百万円減少の14百万円となりました。

詳しくは「連結附属明細表」の「借入金等明細表」を参照ください。

⑤純資産

当連結会計年度末の資本は前年同期に比べて 2,258百万円増加し10,977百万円となりました。これは主に、ワラント行使による資本増加額 352百万円に加え、当期純利益が 1,511百万円であったことなどにより利益剰余金が1,200百万円増加したことによるものであります。その結果、株主資本当期純利益率は前年同期の14.8%から15.4%に向上いたしました。

当期の１株当たりの配当金は、東京証券取引所市場第一部上場に係る記念配当 500円を含め2,000円（前期は記念配当を含め5,000円）となりました。なお、当期の配当額を当期に実施した株式分割直前の発行済株式数に置き換えた場合には9,000円となります。

当連結会計年度において、当社及び当社の子会社 の取締役、監査役および従業員を対象にした新株予約権2,229株を平成16年４月27日に発行しております（権利行使期間は、平成 18年1月1日から平成20年12月30日）。なお、新株予約権発行については、平成 15年12月19日開催の定時株主総会において承認されております。

(2) 経営成績について

①売上高

当連結会計年度における当社グループの連結売上高は、前年同期比　30.9％増（11,742百万円増）の49,688百万円となりました。国内景気の本格的な回復に伴い人材アウトソーシング需要の拡大が全国に波及する中で、当社グループは、拠点展開を加速し全国規模のサービス体制の整備を進めるとともに、顧客ニーズの多様化と高度化に応えるサービスの提供と人材の育成に取り組んだ結果、既存顧客からの受注拡大に加え、これまでになかった業種や地域からの新規受注を獲得することができました。他方、当社グループの当連結会計年度末の拠点数は前年同期に比べて184拠点（うち、当期に完全子会社化した㈱アパユアーズに係る増加分は29拠点）増えて309拠点となりました。

短期系人材サービスを主な事業とするスポット事業は、前年同期比　37.8％増（8,545百万円増）の31,134百万円と大幅に売上を伸ばし、当連結会計年度の増収に最も大きく貢献いたしました。この増収は主に、積極的な拠点展開により全国でのサービス体制を急速に整えたことに伴い、家電、飲食などを扱う物流・倉庫関連を中心とした既存顧客企業からの受注が拡大したのに加え、飲食や全国規模のイベント・セールスプロモーションを手掛ける新規の顧客企業からの受注が加わったことによるものであります。なお、平成16年６月１日に完全子会社化した㈱アパユアーズの当連結会計年度における売上高（平成16年６月～９月の４か月分を計上）は1,333百万円、その連結売上高に占める比率は2.7％となりました。

工場ライン系人材サービスを主な事業とするファクトリー事業の売上高は、前年同期比　14.1％増（1,516百万円増）の12,269百万円となりました。この増収は主に、海外需要の拡大に合わせ増産体制を敷く既存顧客からの受注が増加するとともに、新規顧客からの受注があったこと、加えて、デジタル家電業界や食品・飲料業界からの受注が当連結会計年度を通して好調に推移したことによるものであります。

技術系人材サービスを推進するテクノロジー事業の売上高は、前年同期比 30.4％増（1,462百万円増）の6,264百万円となりました。この増収は主に、半導体・パソコン・液晶などデジタル関連製品の需要拡大を背景に研究開発投資と設備投資を積極化しているＩＴ・エレクトロニクス業界への技術者派遣が好調に推移したことによるものであります。　旺盛な技術者派遣需要に支えられ、当連結会計年度における派遣技術正社員の稼働率は95.5％となり、受注単価も強含みで推移いたしました。

②その他の損益

売上原価の主なものは、登録スタッフの賃金手当とテクノロジー事業における技術社員の人件費です。当連結会計年度の売上原価は、前年同期に比べて　32.0％上昇し、売上原価率は前年同期の71.0％から71.6％となりました。拡大を続ける人材アウトソーシング需要に対応して積極的な拠点新設と人員の増強を図った結果、賃金手当を中心とする人件費が各事業において増加いたしました。

販売費及び一般管理費の主なものは、人件費、地代家賃、求人費です。販売費及び一般管理費は業容の拡大により前年同期に比べて 27.2％上昇いたしました。しかし、積極的な拠点展開で膨らみがちな人件費を中心に効率的配分を徹底し、経費の抑制に努めたことにより、売上高に対する販売費及び

一般管理費の比率は前年同期の 22.5%から21.9%に低下いたしました。その結果、営業利益は前年同期比32.6%増（800百万円増）の3,255百万円、売上高営業利益率は前年同期と同水準の 6.5%となりました。

経常利益は、営業外損益に大きく変動した項目が 無かったため、営業利益とほぼ同じ水準の前年同期比28.7%増（734百万円増）の3,292百万円となりました。

税金等調整前当期純利益は前年同期比 16.2%増（413百万円増）の2,966百万円となりました。これは主に、㈱アパユアーズを完全子会社化したことに伴い 発生した連結調整勘定317百万円を一括償却し、これを特別損失として計上したことによるものであります。

当期純利益は前年同期比 26.3%増の（315百万円増）の1,511百万円となりました。これは、税効果会計適用後の法人税等が前年同期比 5.7%増の（72百万円）の1,345百万円となったものの、税金等調整前当期純利益に対する負担率が前年同期の 49.9%から45.4%となっているためであります。

１株当たり当期純利益は前年同期の 27,373円46銭から5,603円88銭となりました。これは、平成 15年11月20日をもって普通株式１株を３株に、平成 16年５月20日をもって普通株式１株を２株にそれぞれ株式分割したことに伴い、合計227,640株の新株を発行したためであります。

第３ 【設備の状況】

１ 【設備投資等の概要】

(1) 重要な設備の新設

当連結会計年度において、重要な設備投資としては、 拠点拡充による有形固定資産の取得、スポット事業におけるスタッフコーディネートや取引 先への請求業務等を行う基幹システム「ＦＡＳＥ３」の追加開発等がありました。

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	投資額		資金調達方法
				総額 (千円)	既支払額 (千円)	
提出会社	本社 (東京都渋谷区)	スポット事業	有形固定資産の取得	324,858	257,553	自己資金
提出会社	本社 (東京都渋谷区)	スポット事業	ソフトウェアの追加開発	177,877	176,833	自己資金

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の売却

会社名	名称 (所在地)	事業の種類別セグメントの名称	売却時帳簿価格(千円)			売却の時期
			建物及び構築物	工具器具備品	計	
提出会社	フランチャイズ店舗設備の売却 (東京都中央区)	その他事業	64,691	222	64,913	平成16年５月

(注) 上記の金額には、消費税等は含まれておりません。

2 【主要な設備の状況】

(1) 提出会社

(平成16年９月30日現在)

事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の内容	帳簿価額(千円)					従業員数 (名)
			建物 及び構築物	工具器具 備品	土地 (面積㎡)	その他	合計	
本社 (東京都渋谷区)	スポット事業 全社(共通)	事務所 営業設備	242,770	121,573	443,481 (131.10)	964,389	1,772,213	85 〔 50〕
各支店・営業所	スポット事業	事務所 営業設備	9,2232	4,966	―	16,502	240,692	331 〔 779〕
店舗	その他事業	店舗	18,7081	979	―		20,687	― 〔 ―〕
従業員社宅他	スポット事業 全社(共通)	従業員社宅 75,	407	―	162,988 (591.46)	―	238,395	―
合計			346,1093	8,518	606,469 (722.56)	980,891	2,271,989	416 〔 829〕

(2) 国内子会社

(平成16年９月30日現在)

会社名	事業所名 (所在地)	事業の種類 別セグメン トの名称	設備の内容	帳簿価額(千円)					従業員数 (名)
				建物 及び構築物	工具器具 備品	土地 (面積㎡)	その他	合計	
㈱フルキャストオフィスサポート	本社 (東京都渋谷区)	スポット事業	事務所 営業設備	1,0224	374	―	1,268	6,665	19 〔 12〕
㈱アバユアーズ	本社 (大分県大分市)	スポット事業	事務所 営業設備	6,7621	1,093	―	5,442	23,298	114 〔 93〕
㈱フルキャストファクトリー	本社 (東京都渋谷区)	ファクトリー事業	事務所 営業設備	1,2371	2,878	―	4,779	18,895	149 〔 41〕
㈱フルキャストセントラル	本社 (東京都渋谷区)	ファクトリー事業 テクノロジー事業	事務所 営業設備	1,4862	2,024	―	15,706	39,217	121 〔 81〕
㈱フルキャストテクノロジー	本社 (東京都渋谷区)	テクノロジー事業	事務所 営業設備	1,5202	2,033	―	57,172	80,726	847 〔 21〕
㈱フルキャストテレマーケティング	本社 (東京都新宿区)	その他事業	事務所 営業設備	―	―		―	―	―
㈱フルキャストスポーツ	本社 (東京都渋谷区)	その他事業	事務所 営業設備	―	1,431	―		1,431	5 〔 2〕
合計 12,02973,835						―	84,369	170,234	1,255 〔 250〕

(注) 1 帳簿価額のうち「その他」は、機械装置、車輌運搬具およびソフトウェアであります。
なお、金額には消費税等を含めておりません。
2 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。

3　上記の他、連結会社以外の者から賃借している資産としては以下のものがあります（金額は年間賃借料で、駐車場を除く）。

(1) 提出会社

（平成16年９月30日現在）

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	年間賃借料 (千円)
本社 (東京都渋谷区)	スポット事業 全社(共通)	賃借建物	110,389
各支店・営業所	スポット事業	賃借建物	414,485
店舗・倉庫	スポット事業	賃借建物	6,307
従業員社宅	スポット事業 全社(共通)	借地 賃借建物	36,623
合計	―	―	567,805

(2) 国内子会社

（平成16年９月30日現在）

会社名	事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	年間賃借料 (千円)
㈱フルキャストオフィスサポート	本社・各支店 (東京都新宿区 他)	スポット事業	賃借建物	35,072
	従業員社宅		賃借建物	53
㈱アパユアーズ	本社・各支店 (大分県大分市　他)		賃借建物	20,552
	従業員社宅		賃借建物	8,393
㈱フルキャストファクトリー	本社・各支店 (東京都渋谷区 他)	ファクトリー事業	賃借建物	74,386
	従業員社宅		賃借建物	83,907
㈱フルキャストセントラル	本社・各支店 (東京都渋谷区 他)	ファクトリー事業 テクノロジー事業	賃借建物	50,488
	従業員社宅		賃借建物	54,304
㈱フルキャストテクノロジー	本社・各支店 (東京都渋谷区 他)	テクノロジー事業	賃借建物	92,965
	従業員社宅		賃借建物	168,056
㈱フルキャストテレマーケティング	本社 (東京都新宿区)	その他事業	賃借建物	721
㈱フルキャストスポーツ	本社 (東京都渋谷区)		賃借建物	5,336
合計	―	―	―	594,239

4　上記の他、リース設備としては以下のものがあります(金額は年間リース料)。

(1) 提出会社

機械装置及び車両運搬具　1,458　千円

電子計算機及び周辺機器　77,080　千円

(2) 国内子会社

機械装置及び車両運搬具　23,933　千円

電子計算機及び周辺機器　20,054　千円

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

重要な設備投資として、拠点拡充のため有 形固定資産の取得を行ってまいります。

当連結会計年度末において計画中の設備投資は以下のとおりです。

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月	完成後の増加能力
				総額（千円）	既支払額（千円）				
提出会社	本社（東京都渋谷区）	スポット事業	ソフトウェア開発及び工具器具備品の購入等	286,500	―	自己資金	平成16年10月	平成17年9月	―

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却等

平成16年8月に除却予定でありました基幹 システム「ＦＡＳＥ２」は、拠点の急速な拡充にともない、新基幹システム「ＦＡＳＥ３」の本格稼動を延期 したため、平成17年5月に除却する計画であります。

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	期末帳簿価額（千円）	除却等の予定年月	除却等による減少能力
提出会社	本社（東京都渋谷区）	スポット事業	ソフトウェアの除却	83,696千円	平成　17年5月	―

(注) 上記の金額には、消費税等は含まれておりません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	537,900
計	537,900

（注）平成16年12月22日開催の定時株主総会において定款の一部変更が行われ、同日をもって会社が発行する株式の総数は562,100株増加し、1,100,000株となっております。

②　【発行済株式】

種類	事業年度末現在 発行数(株) (平成16年９月30日)	提出日現在 発行数(株) (平成16年12月24日)	上場証券取引所名又は登録証券業協会名	内容
普通株式 275,964	275,964		東京証券取引所 (市場第一部)	―
計 275,964	275,964		―	―

(2)　【新株予約権等の状況】

商法280条ノ20および第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

平成15年12月19日定時株主総会決議

	事業年度末現在 (平成16年９月30日)	提出日の前月末現在 (平成16年11月30日)
新株予約権の数 2,229	個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数 2,229	株（注）1	同左
新株予約権の行使時の払込金額	１株につき288,400円（注）2	同左
新株予約権の行使期間	自　平成18年１月１日 至　平成20年12月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　288,400　円 資本組入額　144,200　円	同左
新株予約権の行使の条件 (1	)新株予約権者は、新株予約権の行使時において、当社または当社の子会社および関連会社の取締役、監査役または従業員であることを要する。 (2)ただし、任期満了による退任、定年退職その他正当な理由による場合はこの限りでないことと	同左

	事業年度末現在 (平成16年９月30日)	提出日の前月末現在 (平成16年11月30日)
	し、その詳細は(4)に規定する新株予約権割当契約に定める条件による。 (3)新株予約権者が死亡した場合は、相続人がこれを行使できるものとする。ただし、(4)に規定する新株予約権割当契約に定める条件による。 (4)その他の条件は、本株主総会および取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによる。	
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注) 1　新株予約権発行後、当社が株式分割または株式併合を行う場合、次の算式により調整するものとします。ただし、かかる調整は、新株予約権のうち、その時点で対象者が新株予約権を行使していない新株予約権の目的たる株式の数についてのみ行われ、調整の結果生じる１株未満の株式については、これを切り捨てるものとします。

調整後株式数　＝　調整前株式数×分割・併合の比率

また、当社が他社と吸収合併もしくは新設合併を行い本件新株予約権が承継される場合、または、当社が会社分割を行う場合、ならびに、当社が完全親会社となる株式交換または株式移転を行う場合、当社は必要と認める株式の数の調整を行います。

2　新株予約権発行後に当社が時価を下回る払込金額で新株を発行する場合（新株予約権の行使の場合を除く。）は、次の算式により１株当たりの払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{分割・併合の比率}}$$

さらに、発行日後に当社が他社と吸収合併もしくは新設合併を行い新株予約権が承継される場合、または当社が会社分割を行う場合、ならびに、当社が他社と株式交換または株式移転を行い、完全親会社となる場合、当社は必要と認められる払込金額の調整を行います。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成12年4月15日 (注) 1	300	1, 700525, 0009	86, 150525, 000	946, 150		
平成12年9月25日 (注) 2	1, 600	3, 300276, 8001	, 262, 950282, 3	36 1, 228, 486		
平成13年1月12日 (注) 3	9, 900	13, 200	—	1, 262, 950	—	1, 228, 486
平成13年1月13日 (注) 4	—	13, 200717, 050	1, 980, 000		△717, 050	511, 436
平成13年2月1日 (注) 5	26, 400	39, 600	—	1, 980, 000	—	511, 436
平成13年6月15日 (注) 6	5, 000	44, 6001, 275, 0	003, 255, 0001,	968, 000 2, 479,	436	
平成13年10月1日～平成14年9月30日 (注) 7	46	44, 6466, 9003,	261, 9007, 038	2, 486, 474		
平成14年10月1日～平成15年9月30日 (注) 8	183	44, 82927, 4503	, 289, 35027, 999	2, 514, 473		
平成15年10月1日～平成16年9月30日 (注) 9・10・11	231, 135	275, 964174, 75	03, 464, 100190,	292 2, 704, 765		

(注) 1 平成12年4月15日
有償第三者割当
発行価格　3, 500, 000　円
資本組入額　1, 750, 000　円
割当先　主な割当先は、フルキャスト従業員持株会、トランス・コスモス㈱、電通ドットコム第一号投資事業有限責任組合、㈱ネットワーク技術研究所、㈱光通信、他21名

2 平成12年9月25日
新株引受権付社債の新株引受権の権利行使(平成12年9月25日に全ての権利行使が完了いたしました。)
発行価格 346, 000円、資本組入額 173, 000円

3 平成13年1月12日
株式分割(無償交付)
1株を4株に分割

4 平成13年1月13日
資本準備金の資本組入

5 平成13年2月1日
株式分割(無償交付)
1株を3株に分割

6 平成13年6月15日
有償公募増資(ブックビルディングによる募集)
発行株数　5, 000　株
発行価格　690, 000　円
引受価額　648, 600　円
発行価額　510, 000　円
資本組入額　255, 000　円

7 平成13年10月1日～平成14年9月30日
新株引受権付社債の新株引受権の行使による増加

8 平成14年10月1日～平成15年9月30日
新株引受権付社債の新株引受権の行使による増加

9 平成15年10月1日～平成16年3月30日
新株引受権付社債の新株引受権の行使による増加

10 平成15年9月8日開催の取締役会決議により、平成15年11月20日付で1株を3株に株式分割いたしました。これにより株式数は、89, 658株増加しております。

11 平成16年3月8日開催の取締役会決議により、平成16年5月20日付で1株を2株に株式分割いたしました。これにより株式数は137, 982株増加し、発行済株式数は275, 964株となっております。

(4) 【所有者別状況】

平成16年９月30日現在

区分	株式の状況									端株の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	自己名義株式	計	
株主数(人)	— 41	24 8690				1	5,630	1	5,872	—
所有株式数(株)	— 51,	657 3,440	25,6845	6,348		3	136,183	2,652 275,	964	—
所有株式数の割合(%)	— 18.	72 1.25 9	.3120.42	0.0049.34	0.96 100.	00				—

(注) 「その他の法人」の欄には、証券保管振替機構名義の株式が10株含まれております。

(5) 【大株主の状況】

平成16年９月30日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
平野　岳史	東京都世田谷区成城６－31－８ 96	,113	34.82
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３ 11,2	28 4.06	
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11 7,95	7 2.88	
有限会社アナン・アソシエイツ	東京都世田谷区成城６－31－８ 6,	000 2.17	
有限会社ダイキ・アソシエイツ	東京都世田谷区成城６－31－８ 6,	000 2.17	
有限会社テン・アソシエイツ	東京都世田谷区成城６－31－８ 6,	000 2.17	
ビービーエイチフォーバリアブルインシュランスプロダクツエフディースリーエムアイディーキャップポート（常任代理人 株式会社東京三菱銀行）	82 DEVONSHIRE STREET BOSTON MA 02019 U.S.A.（東京都千代田区丸の内２－７－１）	3,640	1.31
ステートストリートバンクアンドトラストカンパニー（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	AIB INTERNATIONAL CENTRE P.O. BOX 518 IFSC DUBLIN,STATE STREET BANK AND TRUST COMPANY（東京都中央区日本橋兜町６－７）	3,633	1.31
日興シティ信託銀行株式会社（投信口）	東京都品川区東品川２－３－14 3,	205 1.16	
野村信託銀行株式会社（投信口）	東京都千代田区大手町２－２－２	2,837	1.02
計	— 146,613 53.13		

(注) 上記の所有株式数につき、信託業務に係る株式数は次のとおりであります。

日本マスタートラスト信託銀行株式会社　　11,228株

日本トラスティ・サービス信託銀行株式会社　　7,957株

(6) 【議決権の状況】

① 【発行済株式】

平成16年９月30日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 2,652	—	—
完全議決権株式(その他)	普通株式 273,312	273,312	—
端　株	—	—	—
発行済株式総数 275,964		—	—
総株主の議決権	— 273,312		—

（注）上記「完全議決権株式（その他）」には証券保管振替機構名義の株式が 10株（議決権10個）含まれております。

② 【自己株式等】

平成16年９月30日現在

所有者の氏名 又は名称	所有者の住所	自己名義 所有株式数 (株)	他人名義 所有株式数 (株)	所有株式数 の合計 (株)	発行済株式総数 に対する所有 株式数の割合(%)
(自己保有株式) 株式会社フルキャスト	東京都渋谷区桜丘町2-6 2	652	—	2,652	0.96
計	— 2,652		—	2,652	0.96

(7) 【ストックオプション制度の内容】

平成15年12月19日開催の定時株主総会決議において、商法第 280条ノ20および第280条ノ21の規定に基づく新株予約権方式により、当社ならびに当社子会社の取締役、監査役および従業員に対して新株予約権の付与を決議いたしました。

当該制度の内容は次のとおりであります。

決議年月日	平成15年12月19日
付与対象者の区分及び人数	当社取締役４名、当社監査役３名、当社使用人138名、 子会社取締役８名、子会社監査役１名、子会社使用人38名
新株予約権の目的となる株式の種類	「(2)新株予約権の状況」に記載しております。
新株予約権の目的となる株式の数	同上
新株予約権の行使時の払込金額	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は、当社グループの中核事業として財務体質 の強化と内部留保の蓄積を図るとともに、中長期に株式を保有していただけるよう株主に対する利益 還元を経営の重要な課題のひとつとして位置づけております。

配当につきましては、安定的に配当を行うことを 念頭に置きつつも、業績を勘案したうえで、配当性向20%を基準とし配当金額を決定することを基本方針としております。

内部留保金につきましては、業務の一層の効率化 を進めるためのシステム開発、営業拠点と採用拠点の新設、人材採用・社員教育といった社内体制の 充実などコアビジネスの強化に充当することにより、経営基盤の確立を進める予定であります。

なお、当期の１株あたり配当金につきましては、中間配当金　1,000円（平成16年５月10日取締役会決議）、期末配当金における普通配当金 500円と東京証券取引所市場第一部に上場したことを記念した記念配当金500円をあわせ年間配当金2,000円を実施いたしました。

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第８期	第９期	第10期	第11期	第12期
決算年月	平成12年９月	平成13年９月	平成14年９月	平成15年９月	平成16年９月
最高(円)	―	1,650,000	720,000	919,000 ※　306,000	503,000 ※　334,000
最低(円)	―	398,000	246,000	□ 245,000 ※　233,000	245,000 ※　190,000

（注）　1　最高・最低株価は、平成15年９月３日より平成16年８月31日までが東京証券取引所市場第二部におけるもの、平成16年９月１日以降は東京証券取引所市場第一部におけるものであり、それ以前は日本証券業協会におけるものであります。なお、当社株式は、平成13年６月15日をもって日本証券業協会に登録いたしましたので、それ以前については該当事項はありません。

2　第11期の□印は日本証券業協会によるものであります。

3　※印は、株式分割による権利落後の株価であります。

(2) 【最近６月間の月別最高・最低株価】

月別	平成16年４月	平成16年５月	平成16年６月	平成16年７月	平成16年８月	平成16年９月
最高(円)	317,000	329,000	307,000	334,000	279,000	283,000
最低(円)	265,000	190,000	232,000	231,000	221,000	211,000

（注）　最高・最低株価は、平成16年９月１日より東京証券取引所市場第一部におけるものであり、それ以前は東京証券取引所市場第二部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(株)
代表取締役	社長	平野岳史	昭和36年8月25日生	昭和59年4月 ㈱ハーベストフューチャーズ入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)設立 代表取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト) 設立と同時に代表取締役就任 (現任) 平成9年10月 ㈲フルキャストレディ (現 ㈱フルキャストオフィスサポート)取締役(現任) 平成12年9月 ㈱フルキャストファクトリー 取締役(現任) 平成16年9月 ㈱フルキャストテレマーケティング取締役 (現任) 平成16年9月 ㈱アバユアーズ代表取締役 (現任) 平成16年10月 ㈱フルキャストファイナンス代表取締役 (現任)	96,113
取締役		石川敬啓	昭和42年7月22日生	昭和61年7月 ㈱早稲田進学ゼミナール入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト)専務取締役 平成11年10月 当社専務取締役運営統括本部長 平成12年9月 ㈱フルキャストファクトリー代表取締役(現任) 平成14年10月 当社取締役 (現任)	2,076
取締役		貝塚志朗	昭和36年10月3日生	昭和59年4月 ブリストルマイヤーズ㈱入社 平成元年7月 ㈱神奈川進学研究会 (現 ㈱フルキャストテクノロジー)取締役 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト)専務取締役 平成10年5月 ㈲ビークス 設立 取締役(現任) 平成11年10月 当社専務取締役 事業開発本部長 平成12年10月 当社専務取締役 事業戦略本部長 平成13年10月 ㈱フルキャストウィズ (現 ㈱フルキャストテクノロジー) 代表取締役 (現任) 平成14年10月 当社取締役 (現任)	1,902

役名	職名	氏名	生年月日	略歴	所有株式数(株)
取締役		丹澤昭二	昭和26年3月22日生	昭和46年4月 ㈱レーシング・クオータリー入社 平成2年9月 ㈱リゾートワールド (現 ㈱フルキャスト)常務取締役 平成11年10月 当社常務取締役 管理本部長 平成14年4月 ㈱フルキャストセントラル代表取締役(現任) 平成14年10月 当社取締役 (現任)	1,608
取締役	営業本部長	岡田努	昭和43年9月3日生	平成6年10月 当社入社 平成9年8月 当社東日本本部人事部長兼企画部長 平成11年10月 当社事業戦略部長 平成14年4月 当社執行役員営業本部長 平成15年12月 当社取締役執行役員営業本部長 (現任) 平成16年9月 ㈱アバユアーズ取締役(現任)	73
取締役	グループ戦略本部長	久保裕	昭和42年1月7日生	平成5年4月 ㈱三菱総合研究所入社 平成12年8月 ㈱イーサムスン入社 インターネット事業部長 平成13年4月 ㈱ゲームオン代表取締役 平成14年4月 当社入社 経営企画部長 平成14年10月 当社執行役員経営企画部長 平成14年11月 ㈱フルキャストオフィスサポート取締役(現任) 平成14年11月 ㈱フルキャストスポーツ取締役(現任) 平成15年5月 スリープロ㈱取締役(現任) 平成15年10月 当社執行役員経営戦略担当 平成16年9月 ㈱フルキャストテレマーケティング取締役(現任) 平成16年9月 ㈱アバユアーズ取締役(現任) 平成16年10月 当社執行役員グループ戦略本部長 平成16年10月 ㈱フルキャストファクトリー取締役(現任) 平成16年10月 ㈱アミューズキャスト代表取締役(現任) 平成16年12月 当社取締役執行役員グループ戦略本部長(現任)	—
取締役	管理本部長	上口康	昭和25年5月14日生	昭和48年4月 伊藤忠商事㈱入社 昭和60年4月 伊藤忠豪州会社駐在(シドニー) 平成9年4月 伊藤忠商事㈱ 人事部人事企画室長 平成11年4月 同社 人事部長代行 平成13年4月 伊藤忠人事サービス㈱ 取締役 平成15年4月 当社入社 社長室長 平成15年10月 当社執行役員 人事、総務、総務担当 平成16年10月 当社執行役員 管理本部長 平成16年10月 ㈱アミューズキャスト監査役(現任) 平成16年11月 ㈱フルキャストオフィスサポート監査役(現任) 平成16年11月 ㈱フルキャストスポーツ監査役(現任) 平成16年11月 ㈱アバユアーズ監査役(現任) 平成16年11月 ㈱フルキャストテレマーケティング監査役(現任) 平成16年12月 当社取締役執行役員管理本部長(現任)	—

役名	職名	氏名	生年月日	略歴	所有株式数(株)
取締役		佐野角夫	昭和12年12月1日生	昭和36年4月 ソニー商事㈱入社 昭和40年10月 ソニー㈱入社 昭和54年4月 同社社長室長 平成2年4月 同社総務グループ本部長 平成2年6月 同社取締役 平成7年4月 同社常務取締役 平成9年6月 ソニー・プレシジョン・テクノロジー㈱ 代表取締役 平成10年5月 ソニー㈱グループ役員 平成12年6月 同社執行役員上席常務 平成13年6月 同社顧問 (現任) 平成14年12月 当社取締役 (現任)	60
監査役	常勤	佐々木孝二	昭和20年8月2日生	昭和41年4月 東京国税局 入局 総務部総務課勤務 以後各税務署にて勤務 昭和59年12月 税理士試験合格 平成7年6月 中野税務署特別国税調査官で退官 平成7年9月 税理士事務所 開設 平成11年12月 当社監査役 (現任) 平成12年9月 ㈱フルキャストファクトリー 監査役 (現任) 平成16年12月 ㈱フルキャストテクノロジー 監査役 (現任)	96
監査役		恩田饒	昭和9年9月17日生	昭和37年4月 大和證券㈱入社 昭和52年8月 ロンドン駐在 昭和60年1月 ニューヨーク駐在 (米国大和證券社長) 平成元年6月 大和證券㈱取締役 平成2年6月 同社常務取締役 平成9年7月 KOBE証券㈱代表取締役社長 平成10年10月 ファンドコンサルティング㈱代表取締役社長 平成13年6月 当社非常勤顧問 平成13年12月 当社監査役 (現任) 平成14年11月 ㈱テレウェイヴ監査役 (現任) 平成16年2月 ㈱エスグラントコーポレーション監査役	30
監査役		東郷光穂	昭和13年11月25日生	昭和33年4月 東京国税局 入局 総務部総務課勤務 以後東京国税局各部署にて勤務 平成4年5月 税理士資格取得 平成8年7月 渋谷税務署 署長 平成9年7月 退官 平成10年1月 税理士事務所 開設 平成12年12月 当社監査役 (現任)	36
計					101,994

(注) 1 取締役 佐野角夫は、商法第188条第2項第7号ノ2に定める社外取締役であります。

2 監査役 佐々木孝二、恩田饒及び東郷光穂は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

3 当社では、執行役員制度を導入し、業務執行状況の監督並びに経営上の重要事項についての意思決定を取締役が、業務執行を執行役員がそれぞれ行うことを明確にしております。

執行役員は6名で、営業本部長 岡田努(取締役兼務)、グループ戦略本部長 久保裕(取締役兼務)、管理本部長 上口康(取締役兼務)、東日本ブロック長 五木田裕之、西日本ブロック長 菅野剛、経営企画部長 和田徹で構成されております。

6 【コーポレート・ガバナンスの状況】

(1)コーポレート・ガバナンスに関する基本的な考え方

当社では、株主をはじめとする利害関係者の方々に対して経営の透明性並びに経営の効率性を確保することをコーポレート・ガバナンスの基本的な方針・目的と考えております。また、当社は、企業の社会に対する責任（ＣＳＲ）として、前記のコーポレート・ガバナンスの徹底、顧客への誠実な対応、環境への配慮などに積極的に対応してまいります。

コーポレート・ガバナンスの徹底として、具体的には、直面する経営環境の変化に即応するための体制強化として執行役員制度を導入しております。業務執行状況の監督並びに経営上の重要事項についての意思決定を取締役が、業務執行を執行役員がそれぞれ行うことを明確にしております。また、業務執行全般の監督機能強化並びに経営の透明性を確保する観点から社外取締役１名を選任しております。

さらに、経営の透明性を高めるためにＩＲ活動を強化し、四半期毎に報道機関・アナリスト向けの説明会を実施するとともに、開示した情報についてはホームページにおいても随時掲載し、フェアかつタイムリーなディスクロージャーを心がけております。これを担保するため、ＩＳＯ９００１における品質マネジメントシステムに基づき適時開示を行っております。情報伝達の方法を整備して国内のみならず海外の投資家の方々にも迅速かつ正確に情報を開示するよう努めることにより、業界で最もディスクローズされた企業になることを目指しております。

また、代表取締役直轄組織として、2003年度よりＣＳ（顧客満足）対応の専門部署を設置し、顧客、スタッフに対する満足度の向上に努めております。

(2)コーポレート・ガバナンスに関する施策の実施状況

当社では、取締役会を月２回、執行役員会を週１回行い意思決定のスピード化を図り、経営環境の変化に柔軟に対応できる経営を実行しております。また、グループの代表者により構成されるグループ代表者会議を月１回開催し、グループ企業間の情報交換とグループ全体戦略の整合性を図っております。

社外取締役につきましては、ガバナンスの経験が豊富なソニー株式会社の顧問である佐野角夫氏を招聘し、コーポレート・ガバナンスの充実を図っております。

監査機能といたしましては、監査役会が担っております。監査役会の監査役の３人は、いずれも就任前に当社または当社子会社の取締役または支配人その他使用人になったことがない社外監査役であります。

また、監査役制度とは別に、業務執行の健全性を保つため、社長直属の内部監査室を設置し、当社およびグループ会社の監査を実施しております。

なお、社外取締役ならびに社外監査役３名につきましては、当社株式を以下のとおり保有しております。

（平成16年９月30日現在）

会社における地位	氏　名	持　株　数（株）
社外取締役	佐　野　角　夫 60	
常勤監査役	佐々木　孝　二 96	
監査役	恩　田　　饒 30	
監査役	東　郷　光　穂 36	

グループ企業のフルキャストセントラルは、自動車専門の人材アウトソーシング企業としては業界初となる環境マネジメントに関する国際規格ＩＳＯ　１４００１を取得するなど、今後もグループとして継続的な環境対策への取組みを行ってまいります。

(3)役員報酬

当事業年度における当社の取締役、監査役に対す る役員報酬は以下のとおりであります。

区分	支給人員	支給額（千円)
取締役	6名 35,325	
監査役	3名 10,800	
計	9名 46,125	

(注)　使用人兼務取締役の使用人給与相当額は14,000千円であります。

(4)監査報酬

当社と監査人であるあずさ監査法人との間には当　事業年度の財務諸表等にかかる監査契約が締結されております。当該監査契約に基づく監査証明にか　かる報酬、および当事業年度において監査人に支払った監査証明にかかる報酬以外の 報酬は以下のとおりであります。

区分	金額（千円)
監査契約に基づく監査証明にかかる報酬	31,500
上記以外の報酬　3,500	
計 35,000	

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

前連結会計年度（平成14年10月１日から平成15年９月30日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成15年10月１日から平成16年９月30日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

なお、当連結会計年度（平成15年10月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

前事業年度（平成14年10月１日から平成15年９月30日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成15年10月１日から平成16年９月30日まで）は、改正後の財務諸表等規則に基づいて作成しております。

なお、当事業年度（平成15年10月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成14年10月１日から平成15年９月30日まで）及び前事業年度（平成14年10月１日から平成15年９月30日まで）の連結財務諸表及び財務諸表については、朝日監査法人により監査を受け、当連結会計年度（平成15年10月１日から平成16年９月30日まで）及び当事業年度（平成15年10月１日から平成16年９月30日まで）の連結財務諸表及び財務諸表については、あずさ監査法人により監査を受けております。

なお、従来から当社が監査証明を受けている朝日監査法人は、平成16年１月１日に名称を変更し、あずさ監査法人となりました。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成15年9月30日)			当連結会計年度 (平成16年9月30日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金 4, 650, 781 5, 603, 756							
2 受取手形及び売掛金 5, 018, 484 6, 968, 667							
3 有価証券 801, 233 500, 048							
4 たな卸資産 70, 665 74, 585							
5 繰延税金資産 284, 097 308, 960							
6 その他 292, 041 666, 270							
貸倒引当金			△56, 894			△69, 320	
流動資産合計 11, 060, 4087				1. 4	14, 052, 96972. 2		
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物及び構築物	※1	557, 871508, 713					
減価償却累計額 125, 3784			32, 493160, 574 358, 138				
(2) 機械装置及び運搬具 25, 90056, 679							
減価償却累計額 12, 7911			3, 10827, 824 28, 854				
(3) 工具器具備品 370, 929726, 552							
減価償却累計額 195, 6761			75, 25334, 197 412, 354				
(4) 土地	※1	606, 469 606, 469					
(5) 建設仮勘定 9, 720						—	
有形固定資産合計 1, 237, 0448. 0 1, 405, 8167. 2							
2 無形固定資産							
(1) ソフトウェア 644, 336 803, 359							
(2) その他 58, 262 51, 044							
無形固定資産合計 702, 5984. 5 854, 4034. 4							
3 投資その他の資産							
(1) 投資有価証券	※2	601, 649 901, 972					
(2) 長期貸付金 3, 358 4, 363							
(3) 保険積立金 809, 927 1, 088, 686							
(4) 繰延税金資産 178, 270 124, 992							
(5) その他 936, 648 1, 078, 070							
貸倒引当金			△36, 355			△49, 754	
投資その他の資産合計 2, 493, 49716. 1 3, 148, 33016. 2							
固定資産合計 4, 433, 13928. 6 5, 408, 55127. 8							
Ⅲ 繰延資産							
1 社債発行差金 16						—	
繰延資産合計 160. 0						—	
資産合計 15, 493, 565100.				0	19, 461, 520100. 0		

区分	注記番号	前連結会計年度（平成15年９月30日）金額（千円）		構成比（%）	当連結会計年度（平成16年９月30日）金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金		64,155			80,518		
2　短期借入金	※１	900,000			2,245,136		
3　１年以内返済予定長期借入金	※１	247,314			137,878		
4　未払金		2,059,843			2,047,219		
5　未払費用		810,182			1,575,118		
6　未払法人税等		1,162,544			687,710		
7　繰延税金負債		―			128		
8　賞与引当金		449,017			519,872		
9　その他		240,291			218,150		
流動負債合計			5,933,348	38.3		7,511,733	38.6
Ⅱ　固定負債							
1　長期借入金	※１	373,386			258,808		
2　繰延税金負債		―			73,628		
3　退職給付引当金		257,081			271,120		
4　役員退職慰労引当金		1,739			―		
5　その他		70,189			33,185		
固定負債合計			702,395	4.5		636,742	3.3
負債合計			6,635,744	42.8		8,148,475	41.9
（少数株主持分）							
少数株主持分			138,529	0.9		335,455	1.7
（資本の部）							
Ⅰ　資本金	※３		3,289,350	21.3		3,464,100	17.8
Ⅱ　資本剰余金			2,514,473	16.2		3,018,338	15.5
Ⅲ　利益剰余金			3,264,994	21.1		4,465,902	23.0
Ⅳ　その他有価証券評価差額金			31,440	0.2		219,460	1.1
Ⅴ　自己株式	※４		△380,966	△2.5		△190,211	△1.0
資本合計			8,719,291	56.3		10,977,589	56.4
負債、少数株主持分及び資本合計			15,493,565	100.0		19,461,520	100.0

② 【連結損益計算書】

		前連結会計年度 (自 平成14年10月1日 至 平成15年9月30日)			当連結会計年度 (自 平成15年10月1日 至 平成16年9月30日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 売上高 37, 945, 4121				00. 0	49, 688, 065100. 0		
Ⅱ 売上原価 26, 946, 684				71. 0	35, 569, 21171. 6		
売上総利益 10, 998, 7272				9. 0	14, 118, 85428. 4		
Ⅲ 販売費及び一般管理費	※1	8, 543, 41222. 5 1	0, 863, 23521. 9				
営業利益 2, 455, 3156. 5 3, 255, 6186. 5							
Ⅳ 営業外収益							
1 受取利息 42, 8315, 814							
2 家賃収入 77, 26820, 883							
3 匿名組合投資利益 57, 74640, 166							
4 連結調整勘定償却額		—			22, 568		
5 持分法による投資利益 6, 7211, 754							
6 商標権使用料 30, 000					—		
7 その他 49, 208263, 7750. 796, 619 187, 8060. 4							
Ⅴ 営業外費用							
1 支払利息 53, 00332, 293							
2 上場関連費用 31, 54216, 999							
3 ソフトウェア償却費 10, 0002, 510							
4 その他 65, 886160, 4320. 498, 756 150, 5580. 3							
経常利益 2, 558, 6586. 8 3, 292, 8666. 6							
Ⅵ 特別利益							
1 固定資産売却益	※2	109, 48616					
2 投資有価証券売却益 30, 68529, 161							
3 貸倒引当金戻入益 6, 4244, 472							
4 役員退職慰労引当金戻入益 6483, 059							
5 退職給付引当金戻入益 14, 906					—		
6 保険解約返戻金 4, 806166, 9580. 4					—	36, 7090. 1	
Ⅶ 特別損失							
1 固定資産売却損	※3	341			—		
2 固定資産除却損	※4	28, 0819, 080					
3 投資有価証券売却損 3, 318314							
4 投資有価証券評価損 43, 5671, 109							
5 解約違約金	※5	16, 00118, 000					
6 保険解約損		—			7, 188		
7 連結調整勘定償却額		—			317, 708		
8 本社移転費用	※6	81, 955173, 2660. 5			—	363, 4020. 7	
税金等調整前当期純利益	2, 552, 3496. 7 2, 965, 1736. 0						
法人税、住民税及び事業税	1, 479, 6021, 372, 254						
法人税等調整額		△207, 0581	272, 5433	. 4	△27, 051	1, 345, 2032. 7	
少数株主利益 83, 1750. 2 109, 0630. 2							
当期純利益 1, 196, 6303. 1 1, 511, 9063. 1							

③ 【連結剰余金計算書】

		前連結会計年度 (自 平成14年10月1日 至 平成15年9月30日)		当連結会計年度 (自 平成15年10月1日 至 平成16年9月30日)	
区分	注記番号	金額(千円)		金額(千円)	
(資本剰余金の部)					
Ⅰ 資本剰余金期首残高 2,486,474	2		,486,4742	514,473 2,514,473	
Ⅱ 資本剰余金増加高					
1 増資による新株式の発行 27,	999178,	245			
2 自己株式処分差益		—	27,9993	25,620 503,865	
Ⅲ 資本剰余金期末残高 2,514,473	3,018,	338			
(利益剰余金の部)					
Ⅰ 利益剰余金期首残高 2,199,480	2		,199,4803	264,994 3,264,994	
Ⅱ 利益剰余金増加高					
1 当期純利益 1,196,6301,511,	906				
2 連結子会社間の合併に伴う利益剰余金増加高	24,	763		—	
3 持分法除外による利益剰余金増加高	01,	221,395		—	1,511,906
Ⅲ 利益剰余金減少高					
1 配当金 108,943310,998					
2 自己株式処分差損 46,938155,	881			—	310,998
Ⅳ 利益剰余金期末残高 3,264,994	4,465,	902			

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成14年10月1日 至 平成15年9月30日)	当連結会計年度 (自 平成15年10月1日 至 平成16年9月30日)
区分	注記番号	金額(千円)	金額(千円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益 2,552,349 2,966,173			
2 減価償却費 237,265 298,989			
3 貸倒引当金の増減額 16,196			△11,040
4 賞与引当金の増加額 135,550 65,185			
5 退職給付引当金の増加額 28,509 1,765			
6 役員退職慰労引当金の減少額		△663	△1,739
7 受取利息及び受取配当金		△42,976	△10,088
8 支払利息 53,003 32,293			
9 固定資産売却益		△109,486	△16
10 固定資産売却損 341			—
11 固定資産除却損 49,292 9,080			
12 新株発行費・社債発行差金償却 753 8,074			
13 匿名組合投資利益		△57,746	△40,166
14 貸倒損失 294			—
15 投資有価証券売却益		△30,685	△29,161
16 投資有価証券評価損 43,567 11,109			
17 営業権償却額 8,717 8,517			
18 連結調整勘定償却額 29,166 296,471			
19 持分法による投資利益		△6,721	△1,754
20 売上債権の増加額		△1,089,832	△1,540,817
21 たな卸資産の増加額		△29,020	△2,134
22 仕入債務の増減額 286,790			△73,902
23 未払費用の増加額		— 683,	376
24 保険積立金の増加額		△158,977	△277,542
25 その他 428,531			△498,700
小計 2,344,220 1,893,975			
26 利息及び配当金の受取額 37,838 9,020			
27 利息の支払額		△50,733	△32,161
28 法人税等の支払額		△785,495	△1,875,846
営業活動によるキャッシュ・フロー 1,545,830			△5,012

区分	注記番号	前連結会計年度 (自　平成14年10月1日 至　平成15年9月30日) 金額(千円)	当連結会計年度 (自　平成15年10月1日 至　平成16年9月30日) 金額(千円)
Ⅱ　投資活動によるキャッシュ・フロー			
1　定期預金の預入による支出		—	△16,810
2　定期預金の払戻による収入		—	11,000
3　有価証券の取得による支出		△299,700	△298,540
4　有価証券の売却による収入		200,000	600,000
5　有形固定資産の取得による支出		△188,696	△398,404
6　有形固定資産の売却による収入		1,959,759	65,021
7　無形固定資産の取得による支出		△294,696	△298,383
8　無形固定資産の売却による収入		—	6,221
9　投資有価証券の取得による支出		△323,934	△14,550
10　投資有価証券の売却による収入		80,577	52,081
11　子会社株式取得に伴う支出		△27,000	△1,400
12　貸付けによる支出		△6,630	△40,379
13　貸付金の回収による収入		504,973	39,220
14　連結の範囲の変更を伴う子会社株式取得による収入	※2	—	221,098
15　その他		△329	△10
投資活動によるキャッシュ・フロー		1,604,324	△73,835
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純増減額		△429,100	1,200,136
2　長期借入れによる収入		200,000	—
3　長期借入金の返済による支出		△1,486,456	△270,914
4　社債の償還による支出		—	△9,900
5　株式の発行による収入		54,900	349,500
6　少数株主からの払込みによる収入		—	118,500
7　自己株式の売却による収入		80,050	—
8　配当金の支払による支出		△107,156	△309,703
9　少数株主への配当金の支払による支出		—	△8,000
10　その他		△53,361	△52,695
財務活動によるキャッシュ・フロー		△1,741,123	1,016,923
Ⅳ　現金及び現金同等物に係る為替差額		—	24
Ⅴ　現金及び現金同等物の増減額		1,409,030	938,100
Ⅵ　現金及び現金同等物の期首残高		3,741,864	5,150,894
Ⅶ　現金及び現金同等物の期末残高	※1	5,150,894	6,088,994

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)	当連結会計年度 (自　平成15年10月１日 至　平成16年９月30日)
1　連結の範囲に関する事項	連結子会社の数５社 (子会社は全て連結されております。) ㈱フルキャストオフィスサポート、㈱フルキャストテクノロジー、㈱フルキャストスポーツ、㈱フルキャストファクトリー、㈱フルキャストセントラル なお、当連結会計年度において、㈱フルキャストウィズ及び㈱フルキャストシステムコンサルティングは、平成14年10月１日をもって合併しております。 合併後の存続会社の商号は㈱フルキャストテクノロジーに変更いたしました。 ㈱フルキャストレディは、会社分割を行い営業の一部を平成14年10月１日に当社が承継しております。 分割後の商号は㈱フルキャストオフィスサポートに変更いたしました。 フルキャスト人事コンサルティング㈱は、平成15年１月１日に㈱フルキャストオフィスサポートに合併しております。	連結子会社の数７社 (子会社は全て連結されております。) ㈱フルキャストオフィスサポート、㈱フルキャストテクノロジー、㈱フルキャストスポーツ、㈱フルキャストファクトリー、㈱フルキャストセントラル、㈱アパユアーズ、㈱フルキャストテレマーケティング なお、当連結会計年度において、㈱アパユアーズは、平成16年６月１日に株式交換により完全子会社となったため、当該日を基準日とし、連結の範囲に含めております。 ㈱フルキャストテレマーケティングを平成16年９月15日に設立し、新たに連結の範囲に含めております。
2　持分法の適用に関する事項	(1) 持分法を適用した関連会社数 (関連会社は全て持分法を適用しております。) １社　㈱ネオキャリア なお、㈱アドグラムスは、平成15年９月24日に株式の一部売却により持株比率が低下したため、当該日を基準日とし、持分法適用から除外しております。	(1) 持分法を適用した関連会社数 (関連会社は全て持分法を適用しております。) １社　㈱ネオキャリア
3　連結子会社の事業年度等に関する事項	連結子会社の決算日は、連結決算日と一致しております。	同左
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結会計年度末の市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) なお、複合金融商品については、組込みデリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 移動平均法による原価法 ②　デリバティブ 時価法 ③　たな卸資産 原材料・貯蔵品 先入先出法に基づく原価法 仕掛品 個別法に基づく原価法	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結会計年度末の市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 原材料・貯蔵品 同左 仕掛品 同左

項目	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
(2)	重要な減価償却資産の減価償却の方法 ①　有形固定資産 定率法 ただし、平成10年４月１日以降に取得した建物(附属設備を除く)については、定額法 なお、主な耐用年数は以下のとおりであります。 建物及び構築物　２～56年 機械装置及び運搬具　２～10年 工具器具備品　２～19年 ②　無形固定資産 定額法 なお、ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年）に基づく定額法 また、ソフトウェア(販売目的分)については、見込有効期間(３年)における見込販売数量に基づく償却額と販売可能な残存有効期間に基づく均等償却額を比較し、いずれか大きい金額を計上しております。	(2) 重要な減価償却資産の減価償却の方法 ①　有形固定資産 同左 なお、主な耐用年数は以下のとおりであります。 建物及び構築物　３～56年 機械装置及び運搬具　２～10年 工具器具備品　３～15年 ②　無形固定資産 同左
(3)	重要な繰延資産の処理方法 新株発行費 支出時に全額費用として処理 社債発行差金 商法の規定に基づく償却期間で均等償却	(3)　重要な繰延資産の処理方法 新株発行費 同左 社債発行差金 同左
(4)	重要な引当金の計上基準 ①　貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ②　賞与引当金 従業員の賞与支給に備えるため、その支給見込額のうち当連結会計年度の負担額を計上しております。	(4) 重要な引当金の計上基準 ①　貸倒引当金 同左 ②　賞与引当金 同左

項目	前連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)	当連結会計年度 (自　平成15年10月１日 至　平成16年９月30日)
	③　退職給付引当金 当社ならびに一部の連結子会社については、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、主として発生時の連結会計年度に一括して処理しております。 (追加情報) 連結子会社１社については、従来、従業員の退職給付に備えるため、連結会計年度末における退職給付債務及び年金資産の見込額に基づき、連結会計年度末において発生していると認められる額を計上しておりましたが、平成15年９月17日の取締役会において、退職金制度の廃止を決定いたしました。この退職金制度の廃止に伴い、当連結会計年度末の退職給付引当金残高の当期末使用残高14,906千円を取崩し、特別利益に計上しております。 ④　役員退職慰労引当金 一部の連結子会社については、役員の退職により支給する退職慰労金に充てるため、内規に基づく期末要支給額相当額を計上しております。	③　退職給付引当金 同左 ―――――― ④　役員退職慰労引当金 ―――――― (追加情報) 連結子会社１社については、役員の退職により支給する退職慰労金に充てるため、内規に基づく期末要支給額相当額を計上しておりましたが、平成16年９月28日の取締役会において役員退職慰労金制度の廃止を決定いたしました。この役員退職慰労金制度の廃止に伴い、当連結会計年度末の役員退職慰労引当金残高の当期末使用残高　3,059千円を取崩し、特別利益に計上しております。
(5)	重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(6)	重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左

項目	前連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)	当連結会計年度 (自　平成15年10月１日 至　平成16年９月30日)
(7)	重要なヘッジ会計の方法 ①　ヘッジ会計の方法 繰延ヘッジ処理によっております。 また、金利スワップ取引のうち、「金利スワップの特例処理」（金融商品に係る会計基準注解（注14））の対象となる取引については、当該特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段…金利スワップ ヘッジ対象…変動金利による借入金の利息 ③　ヘッジ方針 金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。 同取引は、社内規程に基づき、所轄担当部署が行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。 ④　ヘッジ有効性評価の方法 金利スワップ取引 ヘッジ対象及びヘッジ手段について、毎連結会計年度末(中間連結会計期間末を含む)に個別取引毎のヘッジ効果を検討しておりますが、ヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。	(7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方針 同左 ④　ヘッジ有効性評価の方法 金利スワップ取引 同左
(8)	その他連結財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっております。	(8) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
6　連結調整勘定の償却に関する事項	連結調整勘定の償却については、発生時において一括償却を行っております。	同左
7　利益処分項目等の取扱いに関する事項	連結会計年度中に確定した利益処分又は損失処理に基づいております。	同左
8　連結キャッシュ・フロー計算書における資金の範囲	手許現金、要求払預金及び取得日から３ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなっております。	同左

（表示方法の変更）

項目	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
保険積立金	前連結会計年度において投資その他の資産の「その他」に含めておりました「保険積立金」は、総資産額の100分の５を超えたため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における投資その他の資産の「保険積立金」は、650,949千円であります。	――――――
未払費用	前連結会計年度において流動負債の「その他」に含めておりました「未払費用」は、負債、少数株主持分及び資本の合計の100分の５を超えたため、当連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における流動負債の「未払費用」は、379,379千円であります。	――――――
商標権使用料	――――――	前連結会計年度の営業外収益において区分掲記しておりました「商標権使用料」は営業外収益の 100分の10以下となったため、営業外収益の「その他」に含めて表示することに変更致しました。 なお、当連結会計年度における「商標権使用料」は、 6,628千円であります。
未払費用の増加額	――――――	前連結会計年度において営業活動によるキャッシュ・フローの「その他」に含めておりました「未払費用の増加額」は、重要性が増したため、連結会計年度において区分掲記することに変更いたしました。 なお、前連結会計年度における営業活動によるキャッシュ・フロー「未払費用の増加額」は、430,939千円であります。

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成15年９月30日）	当連結会計年度 （平成16年９月30日）
※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物及び構築物 243,091 千円 土地 606,469 合計 849,560 千円 担保付債務は次のとおりであります。 短期借入金 500,000 千円 長期借入金 408,894 （うち１年以内返済予定長期借入金 85,558） 合計 908,894 千円	※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物及び構築物 232,775 千円 土地 606,469 合計 839,244 千円 担保付債務は次のとおりであります。 短期借入金 1,000,000 千円 長期借入金 323,336 （うち１年以内返済予定長期借入金 75,568） 合計 1,323,336 千円
※２　非連結子会社及び関連会社に対するものは、次のとおりであります。 投資有価証券（株式） 9,791 千円	※２　非連結子会社及び関連会社に対するものは、次のとおりであります。 投資有価証券（株式） 11,545 千円 上記の他、平成16年10月１日設立の㈱フルキャストファイナンスに対する新株式払込金 10,000千円が含まれております。
※３　当社の発行済株式総数 普通株式 44,829 株	※３　当社の発行済株式総数 普通株式 275,964 株
※４　当社が保有する自己株式 普通株式 900 株	※４　当社が保有する自己株式 普通株式 2,652 株
５　当社及び連結子会社３社においては、運転資金の効率的な調達を行うため取引銀行７行と当座貸越契約を締結しております。 当連結会計年度末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 3,700,000 千円 借入実行額 800,000 差引額 2,900,000 千円	５　当社及び連結子会社１社においては、運転資金の効率的な調達を行うため取引銀行９行と当座貸越契約を締結しております。 当連結会計年度末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 7,600,000 千円 借入実行額 2,100,136 差引額 5,499,864 千円

（連結損益計算書関係）

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 2,466,512 千円 雑給 1,335,796 法定福利費 399,544 賞与引当金繰入額 277,718 退職給付費用 171,175 役員退職慰労引当金繰入額 1,195 通信費 374,057 広告宣伝費 158,702 旅費交通費 421,603 地代家賃 644,452 減価償却費 219,535 求人費 529,884 貸倒引当金繰入額 40,694	※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 3,180,239 千円 雑給 1,726,542 法定福利費 463,982 賞与引当金繰入額 304,153 退職給付費用 109,832 役員退職慰労引当金繰入額 1,320 通信費 500,667 広告宣伝費 130,708 旅費交通費 542,508 地代家賃 929,571 減価償却費 261,935 求人費 805,326 貸倒引当金繰入額 29,713
※２　固定資産売却益の内容は、次のとおりであります。 機械装置及び運搬具 666 千円 工具器具備品 3,033 土地 105,786 合計 109,486 千円	※２　固定資産売却益の内容は、次のとおりであります。 工具器具備品 16 千円
※３　固定資産売却損の内容は、次のとおりであります。 機械装置及び運搬具 341 千円	※３　――――――
※４　固定資産除却損の内容は、次のとおりであります。 建物及び構築物 370 千円 機械装置及び運搬具 5,164 工具器具備品 4,718 ソフトウェア 17,828 合計 28,081 千円	※４　固定資産除却損の内容は、次のとおりであります。 建物及び構築物 585 千円 機械装置及び運搬具 843 工具器具備品 3,152 ソフトウェア 4,500 合計 9,080 千円
※５　解約違約金は借入契約期間満了前に一括返済をしたことによる違約金であります。	※５　解約違約金は運営委託契約の期間満了前に早期解約したことによる違約金であります。
※６　本社移転費用については、現状回復費用、移転作業費用および固定資産除却損等であります。 なお、本社移転費用に含めて表示しております固定資産除却損の内容は、次のとおりであります。 建物及び構築物 20,543 千円 工具器具備品 667 合計 21,210 千円	※６　――――――

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金 4,650,781千円 マネーマネジメントファンド 300,104 フリーファイナンシャルファンド 200,008 現金及び現金同等物 5,150,894千円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金 5,603,756千円 預入期間が３ヶ月を越える定期預金 △14,810 マネーマネジメントファンド 300,032 フリーファイナンシャルファンド 200,016 現金及び現金同等物 6,088,994千円
※２　――――――	※２　新たに連結子会社となった会社の資産及び負債の主な内訳 株式交換により㈱アパユアーズを連結したことに伴う連結開始時の資産及び負債の内訳並びに当該会社取得のための支出（純額）との関係は次のとおりとなります。 流動資産 652,029千円 固定資産 55,915千円 連結調整勘定 317,708千円 流動負債 498,161千円 固定負債 2,620千円 当該会社株式の取得価額 524,872千円 当該会社株式と交換した代用自己株式 △524,872千円 当該会社の現金及び現金同等物 △229,596千円 当該会社株式取得に要した費用 8,497千円 差引当該会社取得のための支出（△収入） △221,098千円

（リース取引関係）

前連結会計年度
（自　平成14年10月１日
至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	44,761千円	14,503千円	30,258千円
工具器具備品	479,870千円	204,410千円	275,460千円
ソフトウェア	17,240千円	4,145千円	13,094千円
合計	541,872千円	223,058千円	318,814千円

（注）取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法による表示に変更いたしました。
なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	60,651千円	18,852千円	41,798千円
工具器具備品	518,773千円	227,231千円	291,542千円
ソフトウェア	17,742千円	4,300千円	13,441千円
合計	597,167千円	250,384千円	346,783千円

2　未経過リース料期末残高相当額

1年内	110,315千円
1年超	216,733
合計	327,049千円

（注）未経過リース料期末残高相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法に変更いたしました。
なお、支払利子込み法によった場合は下記のとおりであります。

1年内	120,078千円
1年超	226,704
合計	346,783千円

当連結会計年度
（自　平成15年10月１日
至　平成16年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
機械装置及び運搬具	82,593千円	32,612千円	49,980千円
工具器具備品	397,899千円	226,929千円	170,969千円
ソフトウェア	20,398千円	7,922千円	12,475千円
合計	500,890千円	267,465千円	233,425千円

2　未経過リース料期末残高相当額

1年内	90,087千円
1年超	151,673
合計	241,760千円

<table>
<tr><th>前連結会計年度
（自　平成14年10月１日
至　平成15年９月30日）</th><th>当連結会計年度
（自　平成15年10月１日
至　平成16年９月30日）</th></tr>
<tr><td>３　支払リース料、減価償却費相当額及び支払利息相当額
支払リース料 120,228 千円
減価償却費相当額 110,483 千円
支払利息相当額 12,753 千円</td><td>３　支払リース料、減価償却費相当額及び支払利息相当額
支払リース料 126,403 千円
減価償却費相当額 111,798 千円
支払利息相当額 14,649 千円</td></tr>
<tr><td>４　減価償却費相当額及び利息相当額の算定方法
減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。</td><td>４　減価償却費相当額及び利息相当額の算定方法
減価償却費相当額の算定方法
同左

利息相当額の算定方法
同左</td></tr>
</table>

（有価証券関係）

前連結会計年度

1　その他有価証券で時価のあるもの（平成 15年９月30日現在）

区分	取得原価 （千円）	連結貸借対照表計上額 （千円）	差額 （千円）
連結貸借対照表計上額が取得原価を超えるもの			
①株式 335, 505392, 444 56, 938			
②債券			
国債・地方債等	—		—
社債	—		—
その他（注） 300, 000301, 120	1, 120		
③その他	—		—
小計 635, 505693, 564	58, 058		
連結貸借対照表計上額が取得原価を超えないもの			
①株式 16, 65011, 433			△5, 217
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計 16, 65011, 433			△5, 217
合計 652, 155704, 997	52, 841		

（注）当連結会計年度において、債券の「その他」に含まれる複合金融商品（契約額　200, 000千円）の時価評価を行い、評価差額を損益に計上しております。当該複合 金融商品の取得原価は、評価損益計上後 の価額によっております。

2　当連結会計年度中に売却したその他有価証券（自平成 14年10月１日　至平成15年９月30日）

売却額（千円）	売却益の合計額（千円）	売却損の合計額（千円）
80, 577	30, 6853, 318	

3　時価のない主な有価証券の内容（平成 15年９月30日現在）

	連結貸借対照表計上額（千円）
子会社株式及び関連会社株式	
関連会社株式	9, 791
その他有価証券	
非上場株式（店頭売買株式を除く） 187, 980	
フリーファイナンシャルファンド 200, 008	
マネーマネジメントファンド	300, 104

（注）株式の連結貸借対照表計上額には、減損 処理後の金額を記載しております。
なお、減損金額は、43, 567千円であります。

4　その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

（平成15年９月30日現在）

種類	１年以内 （千円）	１年超５年以内 （千円）	５年超10年以内 （千円）	10年超 （千円）
債券				
国債・地方債等	―			―
社債	―			―
その他 100,000		―		―
その他	―			―
合計 100,000		―		―

当連結会計年度

1　その他有価証券で時価のあるもの（平成16年9月30日現在）

区分	取得原価 （千円）	連結貸借対照表計上額 （千円）	差額 （千円）
連結貸借対照表計上額が取得原価を超えるもの			
①株式 423,973794,058 370,084			
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計 423,973794,058	370,084		
連結貸借対照表計上額が取得原価を超えないもの			
①株式	—		—
②債券			
国債・地方債等	—		—
社債	—		—
その他	—		—
③その他	—		—
小計	—		—
合計 423,973794,058	370,084		

2　当連結会計年度中に売却したその他有価証券（自平成15年10月1日　至平成16年9月30日）

売却額（千円）	売却益の合計額（千円）	売却損の合計額（千円）
52,081	29,161314	

3　時価のない主な有価証券の内容（平成16年9月30日現在）

	連結貸借対照表計上額（千円）
子会社株式及び関連会社株式	
子会社株式払込金	10,000
関連会社株式	11,545
その他有価証券	
非上場株式（店頭売買株式を除く） 86,369	
フリーファイナンシャルファンド 200,016	
マネーマネジメントファンド	300,032

（注）株式の連結貸借対照表計上額には、減損 処理後の金額を記載しております。
なお、減損金額は、11,109千円であります。

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
(1) 取引の内容、取組方針、利用目的 当社及び連結子会社１社は、金利変動リスクを回避し、借入金に係る調達コストを一定水準以下に維持する目的で、金利スワップ取引を行っております。 当該会社の行う金利スワップ取引は、想定元本に対して一定の基準で定めた変動金利を交換し、当該会社は差額金利を受け取ることで金利の上昇リスクを回避することができます。 当該会社は、借入金の範囲内で想定元本を設定し、投機を目的としたデリバティブ取引は行わない方針であります。	(1) 取引の内容、取組方針、利用目的 同左
(2) 取引に係るリスク内容 当該会社の行うデリバティブ取引は、いずれも市場金利の上昇リスクを一定の水準以下に保つことができます。 また、当該会社は、デリバティブ取引を行うに当たって、信用度の高い金融機関を契約相手としているため、相手方が債務不履行に陥ることにより、取引が継続していれば将来得られるはずであった効果を享受できなくなるような信用リスクの発生は予想しておりません。	(2) 取引に係るリスク内容 同左
(3) 取引に係るリスク管理体制 借入金に係る金利スワップ取引は、当該会社における社内規程に基づき、所轄担当部署が行っております。また、個々の契約について内部監査担当者が手続き及び取引の妥当性を検証しております。	(3) 取引に係るリスク管理体制 同左
(4) 「取引の時価等に関する事項」に係る補足説明等 当該会社が行うデリバティブ取引は、いずれも金融機関との相対取引によっており、市場における取引相場は形成されておりません。 従いまして、時価の算定においては、決算日現在において同一の相手方と、同一条件によって契約を行った場合の取引コストまたは決算日現在において取引を解消した場合に想定されるコストを見積もっております。	(4) 「取引の時価等に関する事項」に係る補足説明等 同左

2　取引の時価等に関する事項

前連結会計年度（平成15年９月30日現在）

複合金融商品の組込みデリバティブの契約額等及び評価損益は、「(有価証券関係) 1　その他有価証券で時価のあるもの」注書きに開示しております。なお、金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

当連結会計年度（平成16年９月30日現在）

金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

（退職給付関係）

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
１　採用している退職給付制度の概要 　当社及び一部の連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。 　当連結会計年度末現在、当社及び連結子会社全体で退職一時金制度については５社が有しており、適格退職年金制度については２社が「税制適格企業年金」を有しております。また、厚生年金基金については３社が「屋外広告ディスプレイ厚生年金基金　（総合設立型）」に加入しております。 　なお、連結子会社１社については、平成15年９月17日の取締役会において、退職金制度の廃止を決定いたしました。この退職金制度の廃止に伴い、当連結会計年度末の退職給付引当金残高の当期未使用残高14,906千円を取崩し、特別利益に計上しております。	１　採用している退職給付制度の概要 　当社及び一部の連結子会社は、確定給付型の制度として、厚生年金基金制度、適格退職年金制度及び退職一時金制度を設けております。 　当連結会計年度末現在、当社及び連結子会社全体で退職一時金制度については４社が有しており、適格退職年金制度については２社が「税制適格企業年金」を有しております。また、厚生年金基金については３社が「屋外広告ディスプレイ厚生年金基金　（総合設立型）」に加入しております。
２　退職給付債務に関する事項(平成15年９月30日現在) イ　退職給付債務　△261,312千円 ロ　年金資産　46,472 ハ　未積立退職給付債務（イ＋ロ）　△214,840 ニ　未認識数理計算上の差異　△42,241 ホ　退職給付引当金（ハ＋ニ）　△257,081千円 　上記の他、厚生年金保険の代行部分を含む総合型の厚生年金基金に係る年金資産があり、平成15年９月30日の制度加入者の給与総額割合で計算した年金資産額は、1,306,962千円となっております。	２　退職給付債務に関する事項(平成16年９月30日現在) イ　退職給付債務　△292,391千円 ロ　年金資産　62,287 ハ　未積立退職給付債務（イ＋ロ）　△230,104 ニ　前払年金費用　12,273 ホ　未認識数理計算上の差異　△28,742 ヘ　退職給付引当金（ハ－ニ＋ホ）　△271,120千円 　上記の他、厚生年金保険の代行部分を含む総合型の厚生年金基金に係る年金資産があり、平成16年９月30日の制度加入者の給与総額割合で計算した年金資産額は、1,269,668千円となっております。
３　退職給付費用に関する事項 イ　勤務費用　86,155千円 ロ　利息費用　6,132 ハ　期待運用収益　△585 ニ　数理計算上の差異の費用処理額　△22,182 ホ　厚生年金基金への拠出額　125,776 ヘ　退職給付費用（イ＋ロ＋ハ＋ニ＋ホ）　195,297千円	３　退職給付費用に関する事項 イ　勤務費用　71,050千円 ロ　利息費用　6,515 ハ　期待運用収益　△697 ニ　数理計算上の差異の費用処理額　△53,509 ホ　厚生年金基金への拠出額　103,541 ヘ　退職給付費用（イ＋ロ＋ハ＋ニ＋ホ）　126,901千円
４　退職給付債務等の計算の基礎に関する事項 イ　退職給付見込額の期間配分方法　期間定額基準 ロ　割引率　2.5％ ハ　期待運用収益率　1.5％ ニ　数理計算上の差異の処理年数　主として1年	４　退職給付債務等の計算の基礎に関する事項 イ　退職給付見込額の期間配分方法　期間定額基準 ロ　割引率　主として2.3％ ハ　期待運用収益率　1.5％ ニ　数理計算上の差異の処理年数　主として1年

（税効果会計関係）

前連結会計年度 （平成15年９月30日）	当連結会計年度 （平成16年９月30日）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 18,539 千円 役員退職慰労引当金 704 退職給付引当金 100,816 賞与引当金 156,386 減価償却費超過額 4,584 固定資産未実現利益 59,492 投資有価証券評価損 153,540 未払事業税 93,567 その他 50,679 繰延税金資産小計 638,310 評価性引当額 △152,290 繰延税金資産合計 486,020 繰延税金負債 債権債務消去に伴う貸倒引当金 △2,251 その他有価証券評価差額金 △21,400 繰延税金負債小計 △23,652 繰延税金資産の純額 462,368 千円	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 24,629 千円 退職給付引当金 103,433 賞与引当金 211,592 減価償却費超過額 11,270 固定資産未実現利益 65,888 投資有価証券評価損 89,790 未払事業税 61,936 未払社会保険料 24,109 その他 37,772 繰延税金資産小計 630,419 評価性引当額 △115,800 繰延税金資産合計 514,619 繰延税金負債 債権債務消去に伴う貸倒引当金 △3,798 その他有価証券評価差額金 △150,624 繰延税金負債小計 △154,423 繰延税金資産の純額 360,195 千円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 % （調整） 留保金課税 4.5 損益不算入による費用項目 0.7 住民税均等割 2.1 その他 0.6 税効果適用後の法人税等の負担率 49.9 %	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 % （調整） 損益不算入による費用項目 0.6 住民税均等割 2.8 法人税額の特別控除額 △1.0 税効果適用対象外の未実現利益消去 △0.6 連結調整勘定償却額 4.2 評価性引当額 △2.2 その他 △0.4 税効果適用後の法人税等の負担率 45.4 %
3　繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成15年法律第９号により、平成16年４月１日以降開始する事業年度より法人事業税に外形標準課税を導入）に伴い、当連結会計年度における一時差異のうち、平成16年９月末までに解消が予定されるものは改正前の税率（42.0%）、平成16年10月以降に解消が予定されるものは改正後の税率（40.5%）となっております。この税率の変更により、当連結会計年度末の繰延税金資産の金額（繰延税金負債の金額を控除した金額）が　4,397千円減少し、法人税等調整額が5,190千円、その他有価証券評価差額金が792千円、それぞれ増加しております。	3　――――――

(セグメント情報)

【事業の種類別セグメント情報】

前連結会計年度(自　平成14年10月１日　至　平成15年９月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	22, 205, 911	0, 713, 6474, 31	3, 317712, 5353	, 945, 412		—	7, 945, 412
(2) セグメント間の内部売上高又は振替高	382, 414	9, 293489, 0275	3, 246963, 982	(963, 982)			—
計 22, 588, 326 10,	752, 9404, 802, 3	45765, 78238, 9	09, 394 (963, 9	2) 37, 9			45, 412
営業費用 20, 318, 356 10, 158	9324, 600, 9217	41, 11835, 819,	28 (329, 231)	3			5, 490, 096
営業利益 2, 269, 970 594, 007	201, 42424, 663	3, 090, 065 (634	750) 2, 455, 31	5			
Ⅱ 資産、減価償却費及び資本的支出							
資産 9, 338, 834 2, 513, 3631,	05, 306245, 84	13, 703, 353 1,	90, 211 15, 49				3, 565
減価償却費 225, 555 21, 6391	, 55510, 99026	, 740 (23, 756)	245, 983				
資本的支出 309, 035 67, 7524	, 72987, 42350	, 940 (22, 548)	483, 392				

(注) 1　事業区分は、内部管理上採用している区分によっております。

2　各事業の主なサービス

(1) スポット事業…………短期業務請負、短期人材派遣

(2) ファクトリー事業……工場ライン請負

(3) テクノロジー事業……技術系業務請負、技術者派遣、情報通信

(4) その他事業……………人材紹介、スポーツエージェント、外食チェーンのフランチャイジー等

3　当連結会計年度における営業費用のうち、消去又は全社の項目に含めた配賦不能営業費用の金額は、　581, 355千円であり、その主なものは親会社本社の経理部門等管理部門に係る費用であります。

4　当連結会計年度における資産のうち、消去又は全社の項目に含めた全社資産の金額は、　3, 222, 035千円であり、その主なものは親会社での長期投資資産(投資有価証券)及び管理部門に係る資産等であります。

5　事業区分の変更

当社グループの事業再編に伴い、当連結会計年度 より(注)2の「事業の種類別セグメ ントについて」により、開示することに致しました。平成14年9月期に「テクニカル事業」と区分しておりました(技術系業務請負・技術者派遣)と「その他事業」に含めておりました(情報通信)につきましては、「テクノロジー事業」に計上しております。

前連結会計年度を当連結会計年度の事業区分によった場合の事業の種類別セグメント情報は下記の通りになります。

前連結会計年度(自　平成13年10月１日　至　平成14年９月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	16, 391, 568	, 824, 2133, 361	450742, 63726	319, 869		—	26, 319, 869
(2) セグメント間の内部売上高又は振替高	389, 366	8, 111356, 4783	1, 591825, 547	(825, 547)			—
計 16, 780, 935 5, 8	72, 3243, 717, 9	28774, 22827, 14	5, 417 (825, 54	7) 26, 31			9, 869
営業費用 15, 032, 438 5, 720,	083, 740, 19477	6, 72025, 269, 7	62 (460, 930) 2	4			, 808, 831
営業利益又は営業損失(△)	1, 748, 497	51, 915	△22, 266	△2, 4911	875, 654 (364,	617) 1, 511, 03	7
Ⅱ 資産、減価償却費及び資本的支出							
資産 7, 908, 610 1, 739, 1601,	28, 591237, 387	11, 313, 750 2,	14, 381 13, 92				8, 132
減価償却費 232, 501 7, 74112	4664, 315257, 0	25 (17, 509) 2	9, 515				
資本的支出 448, 877 27, 4311	5, 2032, 147493,	659 (118, 904)	374, 755				

当連結会計年度(自　平成15年10月1日　至　平成16年9月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ　売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	30, 814, 275	12, 234, 8646, 212, 128426, 79649, 688, 065				—	49, 688, 065
(2) セグメント間の内部売上高又は振替高	319, 888	34, 77852, 33320, 916427, 917				(427, 917)	—
計 31, 134, 163 12, 269, 6426, 264, 462447, 71250, 115, 982						(427, 917)	49, 68　8, 065
営業費用 28, 271, 124 11, 704, 9565, 940, 350485, 47546, 401, 906 30, 540 46, 4							32, 446
営業利益又は営業損失(△)	2, 863, 039	564, 686324, 112		△37, 7623, 714, 076		(458, 458)	3, 255, 618
Ⅱ　資産、減価償却費及び資本的支出							
資産 12, 248, 377 2, 983, 8472, 361, 216628, 01218, 221, 453 1, 240, 066 19, 4							61, 520
減価償却費 261, 335 31, 39142, 8328, 283343, 843						(36, 335)	307, 507
資本的支出 573, 157 60, 33368, 76511, 736713, 993						(17, 205)	696, 788

(注) 1　事業区分は、内部管理上採用している区分によっております。

2　各事業の主なサービス

(1)スポット事業……………短期業務請負、短期人材派遣

(2)ファクトリー事業………工場ライン請負、工場ライン派遣

(3)テクノロジー事業………技術系業務請負、技術者派遣、情報通信

(4)その他事業………………スポーツエージェント、飲食店経営、コールセンター事業

3　当連結会計年度における営業費用のうち、消去又は全社の項目に含めた配賦不能営業費用の金額は、　494, 815千円であり、その主なものは親会社本社の経理部門等管理部門に係る費用であります。

4　当連結会計年度における資産のうち、消去又は全社の項目に含めた全社資産の金額は、　3, 828, 352千円であり、その主なものは親会社での長期投資資産(投資有価証券)及び管理部門に係る資産等であります。

【所在地別セグメント情報】

前連結会計年度及び当連結会計年度において、本邦以外の国又は地域に所在する連結子会社及び在外支店がないため、該当事項はありません。

【海外売上高】

前連結会計年度及び当連結会計年度において、海外売上高は連結売上高の　10%未満であるため、海外売上高の記載を省略しております。

【関連当事者との取引】

前連結会計年度（自　平成14年10月１日　至　平成15年９月30日）

役員及び個人主要株主等

属性	氏名及び会社等の名称	住所	資本金又は出資金（千円）	事業の内容又は職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（千円）	科目	期末残高（千円）
						役員の兼任等	事業上の関係				
役員及びその近親者	貝塚志朗	―	―	当社取締役	（被所有）直接 0.59%	―	―	㈱フルキャストテクノロジー株式の購入（注）2	5,000	―	―

（注）１　上記の取引金額には、消費税等は含まれておりません。

２　取引条件及び取引条件の決定方針

直近の第三者との取引事例に基づいて決定しております。

当連結会計年度（自　平成15年10月１日　至　平成16年９月30日）

該当事項はありません。

（１株当たり情報）

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
１株当たりの純資産額 198,486　円00銭	１株当たりの純資産額 40,165　円04銭
１株当たり当期純利益 27,373　円46銭	１株当たり当期純利益 5,603　円88銭
潜在株式調整後 １株当たり当期純利益　27,118円49銭	潜在株式調整後 １株当たり当期純利益　5,578円67銭

（注）１.　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

項目	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
連結損益計算書上の当期純利益（千円）　1,	196,6301,511,906	
普通株式に係る当期純利益（千円）　1,196,	6301,511,906	
普通株主に帰属しない金額（千円）	―	
普通株式の期中平均株式数（株）　43,7152	69,796	
当期純利益調整額（千円）	―	
潜在株式調整後１株当たり当期純利益の算定に用いられた普通株式増加数の主要な内訳（株） 新株引受権 4111,218		
普通株式増加数 4111,218		
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要	―	

２.　当連結会計年度において、平成15年11月20日をもって普通株式１株を３株に株式分割（発行株式数 89,658株）し、平成16年５月20日をもって普通株式１株を２株に株式分割（発行株式数137,982株）しております。

なお、当連結会計年度の１株当たり当期純利益ならびに潜在株式調整後１株あたり当期純利益は、期首に分割が行われたものとして算出しております。

また、当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における１株当たり情報は，以下のとおりとなります。

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
１株当たりの純資産額 33,081　円00銭
１株当たり当期純利益 4,562　円24銭
潜在株式調整後 １株当たり当期純利益　4,519円74銭

(重要な後発事象)

前連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)	当連結会計年度 (自　平成15年10月１日 至　平成16年９月30日)
１　株式分割 平成15年９月８日開催の当社取締役会の決議に基づき、次のように株式分割による新株式を発行いたしました。 (1) 株式分割の目的 当社株式の流動性向上を図るとともに、１株当たりの投資金額を引下げ、個人投資家層の拡大を目的とするものであります。 (2) 株式分割の概要 平成15年11月20日付をもって普通株式１株を３株に分割する。 ①分割により増加する株式数 普通株式 89,658 株 ②分割方法 平成15年９月30日最終の株主名簿および実質株主名簿に記載または記録された株主の所有株式数を、１株につき３株の割合をもって分割する。 ③配当起算日 平成15年10月１日 当該株式分割が前期首に行われたと仮定した場合の前連結会計年度における１株当たり情報及び当期首に行われたと仮定した場合の当連結会計年度における１株当たり情報は、それぞれ以下のとおりとなります。	―――――――

前連結会計年度		当連結会計年度	
１株当たり純資産額	57,109円11銭	１株当たり純資産額	66,162円00銭
１株当たり当期純利益	2,634円10銭	１株当たり当期純利益	9,124円48銭
潜在株式調整後１株当たり当期純利益	2,604円61銭	潜在株式調整後１株当たり当期純利益	9,039円49銭

２　新株予約権について

当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成15年11月20日開催の取締役会において決議いたしました。

また、当社は、平成15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成15年12月19日開催の定時株主総会において、承認されております。

前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	当連結会計年度 （自　平成15年10月１日 至　平成16年９月30日）
（新株予約権の内容） (1) 株式の種類　普通株式 (2) 株式の数 2,000　株(上限) (3) 新株予約権の総数 2,000　個 (4) 新株予約権の発行価格　無償 (5) １株当たりの払込金額 新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。 (6) 新株予約権の行使期間 新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。 (7) 新株予約権の行使の条件 ①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。 ②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。 ③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。 ④その他の条件は、第11期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。 (8) 新株予約権の譲渡制限 新株予約権の譲渡については、取締役会の承認を要することといたします。	――――――

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高 (千円)	当期末残高 (千円)	利率	担保	償還期限
㈱フルキャスト	第2回 新株引受権付社債	平成13年 4月3日	9,900	—	各利払期間の 初日における 長期プライム レートに 0.5%加算	無担保	平成16年 3月31日
合計	—	—	9,900	—		—	—

(注) 新株引受権付社債に関する記載は次のとおりであります。

	第2回新株引受権付社債
① 発行すべき株式の内容	普通株式
② 株式発行価格	1株につき 300,000 円
③ 発行価格の総額 444,900	千円
④ 新株引受権の行使により発行した株式の発行価額の総額	68,700千円
⑤ 新株引受権の付与割合 100	%
⑥ 新株引受権の行使期間	平成13年5月1日から平成16年3月30日まで
⑦ 新株引受権の譲渡に関する事項	新株引受権は社債と分離して譲渡することができる。

【借入金等明細表】

区分	前期末残高 (千円)	当期末残高 (千円)	平均利率 (%)	返済期限
短期借入金	900,000	2,245,136	0.67	—
1年以内返済予定長期借入金	247,314	137,878	2.61	—
長期借入金(1年以内に返済予定のものを除く)	373,386	258,808	3.47	平成17年10月1日～ 平成21年3月23日
その他の有利子負債 リース未払金(1年以内) リース未払金(1年超)	 44,274 11,437	 12,480 2,273	 5.20 3.17	 平成16年10月1日～ 平成20年7月31日
合計	1,576,412	2,656,575	—	—

(注) 1 平均利率については、期末借入残高に対する加重平均利率を記載しております。

2 その他の有利子負債「リース未払金(1年以内)」及び「リース未払金(1年超)」は、連結貸借対照表ではそれぞれ流動負債「未払金」及び固定負債「その他」に含まれております。

3 長期借入金(1年以内に返済予定のものを除く。)のうち、連結決算日後5年内における返済予定額は次のとおりであります。

平成18年度(自 平成17年10月1日 至 平成18年9月30日)返済予定額 85,778 千円
平成19年度(自 平成18年10月1日 至 平成19年9月30日)返済予定額 75,568 千円
平成20年度(自 平成19年10月1日 至 平成20年9月30日)返済予定額 70,062 千円
平成21年度(自 平成20年10月1日 至 平成21年9月30日)返済予定額 27,400 千円

4 その他の有利子負債(1年以内に返済予定のものを除く。)のうち、連結決算日後5年内における返済予定額は次のとおりであります。

平成18年度(自 平成17年10月1日 至 平成18年9月30日)返済予定額 878 千円
平成19年度(自 平成18年10月1日 至 平成19年9月30日)返済予定額 760 千円
平成20年度(自 平成19年10月1日 至 平成20年9月30日)返済予定額 634 千円

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	第11期（平成15年9月30日）金額（千円）		構成比（%）	第12期（平成16年9月30日）金額（千円）		構成比（%）
（資産の部）							
Ⅰ 流動資産							
1 現金及び預金 3,264,966 2,870,629							
2 受取手形 9,489 20,997							
3 売掛金	※2	2,828,503 3,733,537					
4 有価証券 801,233 500,048							
5 貯蔵品 23,765 33,780							
6 前払費用 115,084 157,597							
7 繰延税金資産 134,406 149,079							
8 株主、役員又は従業員に対する短期債権	4,532 4,646						
9 関係会社短期貸付金 450,000 1,502,500							
10 未収入金 7,201 46,861							
11 その他 31,968 16,250							
貸倒引当金			△51,222			△53,370	
流動資産合計 7,619,92661.6 8,982,55859.8							
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物	※1	552,195485,499					
減価償却累計額 123,2274			28,967189,389 346,109				
(2) 車両運搬具 16,56331,632							
減価償却累計額 7,3689,19510,256 21,375							
(3) 工具器具備品 325,031613,664							
減価償却累計額 180,7861			44,244275,145 338,518				
(4) 土地	※1	606,469 606,469					
(5) 建設仮勘定 9,720						—	
有形固定資産合計 1,198,5979.7 1,312,4738.7							
2 無形固定資産							
(1) 電話加入権 24,808 24,880							
(2) ソフトウェア 852,738 959,516							
無形固定資産合計 877,5477.1 984,3966.6							
3 投資その他の資産							
(1) 投資有価証券	※3	595,694 894,264					
(2) 関係会社株式 528,206 1,034,305							
(3) 出資金 190,409 89,675							
(4) 破産更生債権等 28,719 12,887							
(5) 株主、役員又は従業員に対する長期貸付金	2,354 1,545						
(6) 長期前払費用 57,308 60,357							
(7) 繰延税金資産 65,463						—	
(8) 差入保証金 442,176 592,697							
(9) 保険積立金 787,939 1,057,928							
(10) 会員権 5,500 5,500							
(11) その他			—		11,882		
貸倒引当金			△30,869			△15,987	
投資その他の資産合計 2,672,90221.6 3,745,05724.9							
固定資産合計 4,749,04638.4 6,041,92740.2							
Ⅲ 繰延資産							
1 社債発行差金 16						—	
繰延資産合計 160.0						—	
資産合計 12,368,989100.				0	15,024,485100.0		

区分	注記番号	第11期 （平成15年９月30日） 金額（千円）		構成比 （％）	第12期 （平成16年９月30日） 金額（千円）		構成比 （％）
（負債の部）							
Ⅰ 流動負債							
1 買掛金	※2	34,924 72,151					
2 短期借入金	※1	900,000 1,900,000					
3 1年以内返済予定長期借入金	※1	85,558 75,568					
4 未払金 649,670 651,117							
5 未払費用 258,030 367,175							
6 未払法人税等 674,052 446,000							
7 未払消費税等 481,199 476,946							
8 前受金 3,729 16,429							
9 預り金 151,815 105,392							
10 前受収益 12,869 20,350							
11 賞与引当金 161,123 214,496							
12 新株引受権 3,510						—	
13 その他 14,856 1,215							
流動負債合計 3,431,34027.7 4,346,84428.9							
Ⅱ 固定負債							
1 長期借入金	※1	323,336 247,768					
2 長期未払金 27,482						—	
3 長期預り保証金 91,360 120,462							
4 繰延税金負債			—			73,628	
5 退職給付引当金 144,217 146,987							
6 その他 26,250 21,250							
固定負債合計 612,6465.0 610,0964.1							
負債合計 4,043,98732.7 4,956,94033.0							
（資本の部）							
Ⅰ 資本金	※4	3,289,35026.6 3,464,10023.1					
Ⅱ 資本剰余金							
1 資本準備金 2,514,4732,704,765							
資本剰余金合計 2,514,47320.3 2,704,76518.0							
Ⅲ 利益剰余金							
1 利益準備金 13,02013,020							
2 任意積立金							
(1) 別途積立金 500,000500,000							
任意積立金合計 500,000500,000							
3 当期未処分利益 2,357,6843,356,411							
利益剰余金合計 2,870,70423.2 3,869,43125.8							
Ⅳ その他有価証券評価差額金 31,4400.3 219,4601.4							
Ⅴ 自己株式	※5		△380,966	△3.1		△190,211	△1.3
資本合計 8,325,00167.3 10,067,54567.0							
負債・資本合計 12,368,989				00.0	15,024,485100.0		

② 【損益計算書】

		第11期 (自 平成14年10月1日 至 平成15年9月30日)			第12期 (自 平成15年10月1日 至 平成16年9月30日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)
I 売上高 22,302,9271				00.0	28,672,262100.0		
II 売上原価 15,031,613				67.4	19,618,72868.4		
売上総利益 7,271,31432.6 9,053,53331.6							
III 販売費及び一般管理費	※1	5,663,29425.4 6,857,84423.9					
営業利益 1,608,0197.2 2,195,6897.7							
IV 営業外収益							
1 受取利息 51,20915,165							
2 有価証券利息 1,4594,980							
3 受取配当金 14514,234							
4 匿名組合投資利益 57,74640,166							
5 家賃収入	※2	127,083166,081					
6 商標権使用料 30,000					—		
7 その他 43,218310,8611.476,549 317,1771.1							
V 営業外費用							
1 支払利息 48,08928,725							
2 ソフトウェア償却費 10,0006,891							
3 家賃原価		—			155,788		
4 上場関連費用 31,54216,999							
5 貸倒引当金繰入額		—			4,053		
6 その他 45,992135,6250.659,121 271,5791.0							
経常利益 1,783,2568.0 2,241,2877.8							
VI 特別利益							
1 固定資産売却益	※3	109,48616					
2 投資有価証券売却益 30,68629,161							
3 貸倒引当金戻入益 10,6453,880							
4 保険解約返戻金 5,794156,6130.7					—	33,0580.1	
VII 特別損失							
1 固定資産除却損	※4	3,7612,878					
2 投資有価証券売却損 3,318314							
3 投資有価証券評価損 50,2301,109							
4 解約違約金	※5	16,00118,000					
5 保険解約損		—			6,277		
6 本社移転費用	※6	57,957131,2680.6			—	38,5790.1	
税引前当期純利益 1,808,6008.1 2,235,7667.8							
法人税、住民税及び事業税	969,303930,846						
法人税等調整額		△75,595893,7084.0			△4,805	926,0413.2	
当期純利益 914,8914.1 1,309,7254.6							
前期繰越利益 1,242,224 2,181,968							
自己株式処分差損 46,938						—	
分割による未処分利益受入額	291,280					—	
中間配当額 43,774 135,282							
当期未処分利益 2,357,684 3,356,411							

売上原価明細書

		第11期 (自　平成14年10月１日 至　平成15年９月30日)			第12期 (自　平成15年10月１日 至　平成16年９月30日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ　材料費							
期首材料棚卸高　441						—	
当期材料仕入高　66,908						—	
当期材料費　67,3500.4						—	
Ⅱ　労務費　14,192,3459				4.4	18,612,07094.9		
Ⅲ　外注費　429,9122.9 671,9833.4							
Ⅳ　経費	※１	340,1432.3 334,	6741.7				
当期総費用　15,029,751100.				0	19,618,728100.0		
Ⅴ　期首仕掛品棚卸高　1,862						—	
合計　15,031,613 19,618,728							

※１　経費の主な内訳は次のとおりであります。

第11期 (自　平成14年10月１日 至　平成15年９月30日)	第12期 (自　平成15年10月１日 至　平成16年９月30日)
旅費交通費 120,819　千円	旅費交通費 210,185　千円
消耗品費 106,712　千円	消耗品費 10,378　千円
被服費 39,281　千円	被服費 40,178　千円
支払手数料 34,865　千円	支払手数料 38,757　千円

２　原価計算の方法は、実際原価に基づく個別原価計算を採用しております。

③ 【利益処分計算書】

	第11期 株主総会承認日 (平成15年12月19日)		第12期 株主総会承認日 (平成16年12月22日)	
区分	金額(千円)		金額(千円)	
Ⅰ 当期未処分利益 2,357,684 3,356,411				
Ⅱ 利益処分額				
1 配当金 175,716175,716273,312 273,312				
Ⅲ 次期繰越利益 2,181,968 3,083,099				

重要な会計方針

項目	第11期 (自 平成14年10月１日 至 平成15年９月30日)	第12期 (自 平成15年10月１日 至 平成16年９月30日)
1 有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） なお、複合金融商品については、組込みデリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左
2 デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	デリバティブ 同左
3 たな卸資産の評価基準及び評価方法	(1) 貯蔵品 先入先出法に基づく原価法	(1) 貯蔵品 同左
4 固定資産の減価償却の方法	(1) 有形固定資産 定率法 ただし、平成10年４月１日以降に取得した建物（附属設備を除く）については、定額法 なお、主な耐用年数は以下のとおりであります。 建物 ２～56年 車両運搬具 ２～６年 工具器具備品 ３～19年 (2) 無形固定資産 ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年)に基づく定額法	(1) 有形固定資産 同左 なお、主な耐用年数は以下のとおりであります。 建物 ３～56年 車両運搬具 ２～６年 工具器具備品 ３～15年 (2) 無形固定資産 同左
5 繰延資産の処理方法	(1) 新株発行費 支出時に全額費用として処理 (2) 社債発行差金 商法の規定に基づく償還期間で均等償却	(1) 新株発行費 同左 (2) 社債発行差金 同左

項目	第11期 (自　平成14年10月1日 至　平成15年9月30日)	第12期 (自　平成15年10月1日 至　平成16年9月30日)
6　引当金の計上基準 (1)	貸倒引当金 売上債権、貸付金等の貸倒に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。	(1) 貸倒引当金 同左
(2)	賞与引当金 従業員の賞与支給に備えるため、将来の支給見込額のうち当期の負担額を計上しております。	(2) 賞与引当金 同左
(3)	退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、発生時の会計年度に一括して処理しております。	(3) 退職給付引当金 同左
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 通常の賃貸借取引に係る方法に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 同左
8　ヘッジ会計の方法	①　ヘッジ会計の方法 繰延ヘッジ処理によっております。 また、金利スワップ取引のうち、「金利スワップの特例処理」(金融商品に係る会計基準注解(注14))の対象となる取引については、当該特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段…金利スワップ ヘッジ対象…変動金利による借入金の利息 ③　ヘッジ方針 金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。 同取引は、社内規程に基づき、所轄担当部署が行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。	①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方針 同左

項目	第11期 (自　平成14年10月１日 至　平成15年９月30日)	第12期 (自　平成15年10月１日 至　平成16年９月30日)
	④　ヘッジ有効性評価の方法 金利スワップ取引 ヘッジ対象及びヘッジ手段について、毎決算期末(中間期末を含む)に個別取引毎のヘッジ効果を検討しておりますが、ヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。	④　ヘッジ有効性評価の方法 金利スワップ取引 同左
9　その他財務諸表作成のための重要な事項	消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税等の会計処理 同左

(表示方法の変更)

項目	第11期 (自　平成14年10月１日 至　平成15年９月30日)	第12期 (自　平成15年10月１日 至　平成16年９月30日)
商標権使用料	――――――	前期において営業外収益に区分掲記しておりました「商標権使用料」は営業外収益の100分の10以下となったため、営業外収益の「その他」に含めて表示することに変更致しました。 なお、当期における「商標権使用料」は、6,628千円であります。
家賃原価	――――――	前期において営業外費用の「その他」に含めて表示しておりました「家賃原価」は営業外費用の100分の10を越えたため、当期より区分掲記して表示することに変更致しました。 なお、前期における「家賃原価」は、5,034千円であります。

注記事項

（貸借対照表関係）

第11期 (平成15年9月30日)	第12期 (平成16年9月30日)
※1　担保資産及び担保付債務 担保に供している資産は、次のとおりであります。 建物 243,091 千円 土地 606,469 合計 849,560 千円 担保付債務は次のとおりであります。 短期借入金 500,000 千円 長期借入金 408,894 (うち1年以内 返済予定長期借入金 85,558) 合計 908,894 千円	※1　担保資産及び担保付債務 担保に供している資産は、次のとおりであります。 建物 232,775 千円 土地 606,469 合計 839,244 千円 担保付債務は次のとおりであります。 短期借入金 1,000,000 千円 長期借入金 323,336 (うち1年以内 返済予定長期借入金) 75,568) 合計 1,323,336 千円
※2　関係会社に対する事項は、次のとおりであります。 売掛金 67,816千円 買掛金 19,081	※2　関係会社に対する事項は、次のとおりであります。 売掛金 28,563千円 買掛金 39,430
※3　――――――	※3　平成16年10月1日設立の㈱フルキャストファイナンスに対する新株払込金10,000千円が含まれております。
※4　授権株式数 普通株式 178,400 株 発行済株式総数 普通株式 44,829 株	※4授権株式数 普通株式 537,900 株 発行済株式総数 普通株式 275,964 株
※5　当社が保有する自己株式 普通株式 900 株	※5当社が保有する自己株式 普通株式 2,652 株
6　配当制限 商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した貸借対照表上の純資産額は31,440千円であります。	6　配当制限 商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した貸借対照表上の純資産額は219,460千円であります。
7　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャスト オフィスサポート 16,660千円 ㈱フルキャスト テクノロジー 63,336	7　――――――
8　運転資金の効率的な調達を行うため取引銀行7行と当座貸越契約を締結しております。 当期末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 3,250,000 千円 借入実行額 800,000 差引額 2,450,000 千円	8　運転資金の効率的な調達を行うため取引銀行9行と当座貸越契約を締結しております。 当期末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額 6,500,000 千円 借入実行額 1,800,000 差引額 4,700,000 千円

（損益計算書関係）

第11期 （自　平成14年10月１日 至　平成15年９月30日）	第12期 （自　平成15年10月１日 至　平成16年９月30日）
※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 1,285,167 千円 雑給 1,288,803 法定福利費 228,667 賞与引当金繰入額 161,123 退職給付費用 127,674 通信費 291,223 広告宣伝費 190,946 旅費交通費 131,805 地代家賃 419,544 減価償却費 245,955 求人費 242,368 貸倒引当金繰入額 30,204	※１　販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。 給料及び賞与 1,550,667 千円 雑給 1,650,344 法定福利費 247,690 賞与引当金繰入額 214,496 退職給付費用 102,162 通信費 391,844 広告宣伝費 114,032 旅費交通費 167,874 地代家賃 583,235 減価償却費 267,441 求人費 339,160 貸倒引当金繰入額 24,774
※２　関係会社に対する事項は、次のとおりであります。 家賃収入 60,015 千円	※２　関係会社に対する事項は、次のとおりであります。 家賃収入 147,409 千円 なお、上記以外の関係会社に対する営業外収益の合計額が、営業外収益の総額の100分の10を超過しており、その金額は36,270千円であります。
※３　固定資産売却益の内容は、次のとおりであります。 車両運搬具 666 千円 工具器具備品 3,033 土地 105,786 合計 109,486 千円	※３　固定資産売却益の内容は、次のとおりであります。 工具器具備品 16 千円
※４　固定資産除却損の内容は、次のとおりであります。 工具器具備品 3,761 千円	※４　固定資産除却損の内容は、次のとおりであります。 建物 370 千円 車両運搬具 423 工具器具備品 2,084 合計 2,878 千円
※５　解約違約金は借入契約期間満了前に一括返済したことによる違約金であります。	※５　解約違約金は運営委託契約の期間満了前に早期解約したことによる違約金であります。
※６　本社移転費用については、現状回復費用、移転作業費用及び固定資産除却損等であります。 なお、本社移転費用に含めて表示しております固定資産除却損の内容は、次のとおりであります。 建物 18,303 千円	※６　――――――

（リース取引関係）

第11期
（自　平成14年10月１日
至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
車両運搬具 3,	507　千円	1,267千円	2,240　千円
工具器具備品	386,728千円	158,249千円	228,479千円
ソフトウェア	17,160 千円	4,074千円	13,085 千円
合計 407,	395　千円	163,591千円	243,804千円

（注）取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法による表示に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額	減価償却累計額相当額	期末残高相当額
車両運搬具 4,	376　千円	2,431千円	1,945　千円
工具器具備品	416,493千円	175,967千円	240,525千円
ソフトウェア	17,652千円	4,220千円	13,431 千円
合計 438,	521　千円	182,620千円	255,901千円

2　未経過リース料期末残高相当額

1年内	79,855	千円
1年超	168,523	
合計	248,378	千円

（注）未経過リース料期末残高相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法に変更いたしました。

なお、支払利子込み法によった場合は下記のとおりであります。

1年内	83,860	千円
1年超	172,041	
合計	255,901	千円

第12期
（自　平成15年10月１日
至　平成16年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
車両運搬具 3,	507　千円	2,436千円	1,070　千円
工具器具備品	315,762千円	174,745千円	141,017千円
ソフトウェア	20,318千円	7,842千円	12,475 千円
合計 339,	588　千円	185,024千円	154,563千円

2　未経過リース料期末残高相当額

1年内	57,450	千円
1年超	99,741	
合計	157,192	千円

第11期 (自　平成14年10月１日 至　平成15年９月30日)	第12期 (自　平成15年10月１日 至　平成16年９月30日)
3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 83,999　千円 減価償却費相当額 78,711　千円 支払利息相当額 6,195　千円	3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 82,405　千円 減価償却費相当額 76,564　千円 支払利息相当額 4,142　千円
4　減価償却費相当額及び利息相当額の算定方法 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	4　減価償却費相当額及び利息相当額の算定方法 減価償却費相当額の算定方法 同左 利息相当額の算定方法 同左

（税効果会計関係）

第11期 （自　平成14年10月１日 至　平成15年９月30日）	第12期 （自　平成15年10月１日 至　平成16年９月30日）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 16,067 千円 退職給付引当金 55,959 賞与引当金 57,824 減価償却費超過額 4,584 投資有価証券評価損 156,239 未払事業税 54,600 その他 30,985 繰延税金資産小計 376,259 評価性引当額 △154,989 繰延税金資産合計 221,270 繰延税金負債 その他有価証券評価差額金 △21,400千円 繰延税金負債小計 △21,400 繰延税金資産の純額 199,869 千円	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金及び貸倒損失 8,958 千円 退職給付引当金 53,581 賞与引当金 87,301 減価償却費超過額 4,233 投資有価証券評価損 92,502 未払事業税 39,886 未払社会保険料 10,866 その他 21,249 繰延税金資産小計 318,577 評価性引当額 △92,502 繰延税金資産合計 226,075 繰延税金負債 その他有価証券評価差額金 △150,624千円 繰延税金負債小計 △150,624 繰延税金資産の純額 75,450 千円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 % （調整） 留保金課税 3.7 損金不算入となる費用項目 0.3 住民税均等割 2.5 法人税額の特別控除額 △0.4 評価性引当額 1.0 その他 0.3 税効果適用後の法人税等の負担率 49.4%	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率 42.0 % （調整） 損金不算入となる費用項目 0.2 住民税均等割 3.2 法人税額の特別控除額 △1.0 評価性引当額 △3.0 その他 0.0 税効果適用後の法人税等の負担率 41.4%
3　繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成15年法律第９号により、平成16年４月１日以降開始する事業年度より法人事業税に外形標準課税を導入）に伴い、当期における一時差異のうち、平成16年９月末までに解消が予定されるものは改正前の税率（42.0％）、平成16年10月以降に解消が予定されるものは改正後の税率（40.5％）となっております。この税率の変更により、当期末の繰延税金資産の金額（繰延税金負債の金額を控除した金額）が2,423千円減少し、法人税等調整額が3,216千円、その他有価証券評価差額金が792千円、それぞれ増加しております。	3　―――

（1株当たり情報）

第11期 （自　平成14年10月1日 至　平成15年9月30日）		第12期 （自　平成15年10月1日 至　平成16年9月30日）	
1株当たり純資産額 189,510	円38銭	1株当たり純資産額 36,835	円35銭
1株当たり当期純利益 20,928	円55銭	1株当たり当期純利益 4,854	円49銭
潜在株式調整後 1株当たり当期純利益	20,733円62銭	潜在株式調整後 1株当たり当期純利益	4,832円66銭

（注）1．1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

項目	第11期 （自　平成14年10月1日 至　平成15年9月30日）	第12期 （自　平成15年10月1日 至　平成16年9月30日）
損益計算書上の当期純利益（千円）	914,891	1,309,725
普通株式に係る当期純利益（千円）	914,891	1,309,725
普通株主に帰属しない金額（千円）	—	
普通株式の期中平均株式数（株）	43,715	269,796
当期純利益調整額（千円）	—	
潜在株式調整後1株当たり当期純利益の算定に用いられた普通株式増加数の主要な内訳（株） 新株引受権	411	1,218
普通株式増加数	411	1,218
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	—	

2．当期において、平成15年11月20日をもって普通株式1株を3株に株式分割（発行株式数89,658株）し、平成16年5月20日をもって普通株式1株を2株に株式分割（発行株式数137,982株）しております。

なお、当期の1株当たり当期純利益ならびに潜在株式調整後1株当たり当期純利益は、期首に分割が行われたものとして算出しております。

また、当該株式分割が前期首に行われたと仮定した場合の前期における1株当たり情報は、以下のとおりとなります。

第11期 （自　平成14年10月1日 至　平成15年9月30日）	
1株当たり純資産額 31,585	円06銭
1株当たり当期純利益 3,488	円09銭
潜在株式調整後 1株当たり当期純利益	3,455円60銭

（重要な後発事象）

<table>
<tr><th>第11期
（自　平成14年10月１日
至　平成15年９月30日）</th><th>第12期
（自　平成15年10月１日
至　平成16年９月30日）</th></tr>
<tr><td>１　株式の分割
平成15年９月８日開催の当社取締役会の決議に基づき、次のように株式分割による新株式を発行いたしました。
(1) 株式分割の目的
当社株式の流動性向上を図るとともに、１株当たりの投資金額を引下げ、個人投資家層の拡大を目的とするものであります。
(2) 株式分割の概要
平成15年11月20日付をもって普通株式１株を３株に分割する。
①分割により増加する株式数
普通株式 89,658 株
②分割方法
平成15年９月30日最終の株主名簿および実質株主名簿に記載または記録された株主の所有株式数を、１株につき３株の割合をもって分割する。
③配当起算日
平成15年10月１日

当該株式分割が前期首に行われたと仮定した場合の前期における１株当たり情報及び当期首に行われたと仮定した場合の当期における１株当たり情報は、それぞれ以下のとおりとなります。

<table>
<tr><th colspan="2">第10期</th><th colspan="2">第11期</th></tr>
<tr><td>１株当たり
純資産額</td><td>54,200円77銭</td><td>１株当たり
純資産額</td><td>63,170円12銭</td></tr>
<tr><td>１株当たり
当期純利益</td><td>1,868円49銭</td><td>１株当たり
当期純利益</td><td>6,976円18銭</td></tr>
<tr><td>潜在株式調整後
１株当たり
当期純利益</td><td>1,847円57銭</td><td>潜在株式調整後
１株当たり
当期純利益</td><td>6,911円20銭</td></tr>
</table>
２　新株予約権について
当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成 15年11月20日開催の取締役会において決議いたしました。
また、当社は、平成 15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成 15年12月19日開催の定時株主総会において、承認されております。</td><td>――――――――</td></tr>
</table>

第11期 (自　平成14年10月１日 至　平成15年９月30日)	第12期 (自　平成15年10月１日 至　平成16年９月30日)
(新株予約権の内容) (1) 株式の種類　普通株式 (2) 株式の数 2,000　株(上限) (3) 新株予約権の総数 2,000　個 (4) 新株予約権の発行価格　無償 (5) １株当たりの払込金額 新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。 (6) 新株予約権の行使期間 新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。 (7) 新株予約権の行使の条件 ①新株予約権者は、新株予約権の行使時において、当社または当社の子会社及び関連会社の取締役、監査役または従業員であることを要します。 ②任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は④に規定する新株予約権割当契約に定める条件によります。 ③新株予約権者が死亡した場合は、相続人がこれを行使できるものといたします。ただし、④に規定する新株予約権割当契約に定める条件によります。 ④その他の条件は、第 11期定時株主総会及び取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによります。 (8) 新株予約権の譲渡制限 新株予約権の譲渡については、取締役会の承認を要することといたします。	――――

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(千円)
(投資有価証券)		
(その他有価証券)		
㈱セントラルサービスシステム	1,600	508,800
スリープロ㈱	150,000	231,750
㈱エスビーエス	120	26,880
㈱バリュークリエーション	140	20,497
㈱日本ビジネスタンク	150	17,575
セントケア㈱	60	17,100
㈱あんじょうインターナショナル	600	10,872
㈱大昇産業	50	10,000
ポリゴンマジック㈱	30	6,162
㈱ネオキャリア	250	5,836
その他(12銘柄)	11,161	28,790
計	164,161	884,264

【その他】

種類及び銘柄	投資口数等(千口)	貸借対照表計上額(千円)
(有価証券)		
(その他有価証券)		
(投資信託の受益証券) フリーファイナンシャルファンド	200,000	200,016
マネーマネージメントファンド	300,000	300,032
(投資有価証券)		
(その他有価証券)		
(新株式払込金) ㈱フルキャストファイナンス	−	10,000
計	500,000	510,048

【有形固定資産等明細表】

資産の種類	前期末残高（千円）	当期増加額（千円）	当期減少額（千円）	当期末残高（千円）	当期末減価償却累計額又は償却累計額（千円）	当期償却額（千円）	差引当期末残高（千円）
有形固定資産							
建物 552,195 13,58980,284485,499139,38931,385 346,109							
車両運搬具 16,563 19,1414,07331,63210,2566,025 21,875							
工具器具備品 325,031 295,9237,290613,664275,14598,760 338,518							
土地 606,469		— —		606,469	— —		606,469
建設仮勘定 9,720 3,27912,999				— —	—		—
計 1,509,979 381,933104,6471,737,265424,792136,171 1,312,473							
無形固定資産							
電話加入権 24,808 72			—	24,880	— —		24,880
ソフトウェア 1,357,490 263,3618,5811,612,271652,755150,434 959,516							
計 1,382,299 263,4338,5811,637,151652,755150,434 984,396							
長期前払費用 57,308 23,40620,35760,357					— —		60,357
繰延資産							
社債発行差金 824		— —		8248	2416		—
計 824		— —		8248	2416		—

（注） 当期増加額のうち主なものは、次のとおりであります。

工具器具備品 197,855 千円支店開設に伴う電子計算機及び周辺機器一式等の取得

当期減少額のうち主なものは、次のとおりであります。

建物 75,140 千円フランチャイズ店舗運営委託契約の解約に伴う設備の売却

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(千円) 3,289,350174,750				−	3,464,100
資本金のうち既発行株式	普通株式 (　　株)	(44,829　株)	※1 (231,135 株)	(　−株)	※2 (275,964 株)
	普通株式 (　　千円)	3,289,350	※3　174,750	−	3,464,100
	計 (　　株)	(44,829　株)	(231,135　株)	(　−株)	(275,964　株)
	計 (　　千円)	3,289,350174,750		−	3,464,100
資本準備金及びその他資本剰余金	資本準備金 (　　千円) 株式払込剰余金 (　　千円)	2,514,473	※4　190,292	−	2,704,765
	計 (　　千円)	2,514,473190,292		−	2,704,765
利益準備金及び任意積立金	利益準備金 (　　千円)	13,020	−		13,020
	任意積立金 別途積立金 (　　千円)	500,000	−		500,000
	計 (　　千円)	513,020	−		513,020

(注) ※1　資本金のうち既発行株式の増加の原因は、次のとおりであります。
新株引受権の行使による増加 3,495　株
株式分割に伴う増加 227,640　株
※2　当期末における自己株式数は2,652株であります。
※3　資本金の増加の原因は、次のとおりであります。
新株引受権の行使による資本金組入額 174,750　千円
※4　資本準備金の増加の原因は、次のとおりであります。
新株引受権の行使による資本準備金組入額 178,245　千円
株式交換に伴う資本準備金組入額 12,047　千円

【引当金明細表】

区分	前期末残高(千円)	当期増加額(千円)	当期減少額(目的使用)(千円)	当期減少額(その他)(千円)	当期末残高(千円)
貸倒引当金(流動資産)	51,222	53,3709,79941,423	53,370		
貸倒引当金(投資その他の資産)	30,869	15,98727,8812,987	15,987		
賞与引当金 161,123 214,496161,123				−	214,496

(注) 貸倒引当金(流動資産)及び貸倒引当金(投資その他の資産)の当期減少額(その他)の欄の金額は洗替額であります。

(2) 【主な資産及び負債の内容】

a　資産の部

イ　現金及び預金

区分	金額(千円)
現金	181,282
預金の種類	
当座預金	310,692
普通預金	2,375,574
別段預金	3,080
計	2,689,346
合計	2,870,629

ロ　受取手形

(イ)相手先別内訳

相手先	金額(千円)
(有)旭工業所	17,226
交通産業㈱	1,643
札通ロジスティクス㈱	1,187
文化シャッター㈱	564
㈱テクノヒノキ	300
その他	76
合計	20,997

(ロ)決済期日別内訳

期日	平成16年10月	平成16年11月平	成　16年12月合	計
金額(千円) 2	019 17,2261,75	120,997		

ハ　売掛金

(イ)相手先別内訳

相手先	金額(千円)
象印ファクトリー・ジャパン㈱	48,700
日本通運㈱	45,676
㈱東通メディア	44,039
(有)トソーエンジニアリング	41,812
日本建創㈱	38,946
その他	3,514,363
合計	3,733,537

(ロ)売掛金の発生及び回収並びに滞留状況

期首残高(千円) (A)	当期発生高(千円) (B)	当期回収高(千円) (C)	当期末残高(千円) (D)	回収率(%) $\frac{(C)}{(A)+(B)} \times 100$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{366}}$
2,828,503	29,772,580 28,867	,5463,733,53788.5	40.3		

(注)　消費税等の会計処理は、税抜方式を採用しておりますが、上記金額には消費税等が含まれております。

ニ　貯蔵品

区分	金額(千円)
求人チケット	23,977
印刷物	9,057
その他	745
合計	33,780

ホ　関係会社短期貸付金

相手先	金額(千円)
㈱フルキャストファクトリー	850,000
㈱フルキャストセントラル	400,000
㈱アパユアーズ	250,000
㈱フルキャストスポーツ	2,500
合計	1,502,500

ヘ　関係会社株式

相手先	金額(千円)
㈱フルキャストテクノロジー	534,100
㈱アパユアーズ	211,299
㈱フルキャストファクトリー	100,000
㈱フルキャストオフィスサポート	53,006
㈱フルキャストセントラル	50,000
㈱フルキャストテレマーケティング 45,900	
㈱フルキャストスポーツ	40,000
合計	1,034,305

ト　保険積立金

相手先	金額(千円)
三井住友海上きらめき生命保険㈱ 482,491	
三井住友海上火災保険㈱	368,454
ソニー生命保険㈱	56,487
クレディ・スイス生命保険㈱	32,640
東京海上あんしん生命保険㈱	30,431
その他	87,423
合計	1,057,928

b　負債の部

イ　買掛金

相手先	金額(千円)
㈱エスウィル	27,063
㈱アパユアーズ	23,462
㈱フルキャストオフィスサポート	14,754
日本アウトソーシング㈱	3,043
㈱フルキャストファクトリー	1,094
その他	2,733
合計	72,151

ロ　短期借入金

借入先	金額(千円)
㈱UFJ銀行	400,000
㈱横浜銀行	400,000
㈱みずほ銀行	400,000
㈱東京三菱銀行	200,000
㈱八十二銀行	100,000
㈱静岡銀行	100,000
農林中央金庫	100,000
信金中央金庫	100,000
日本生命保険(相)	100,000
合計	1,900,000

(3)【その他】

特記事項はありません。

第６　【提出会社の株式事務の概要】

決算期	９月30日
定時株主総会 12	月中
基準日	９月30日
株券の種類	１株券、10株券、100株券
中間配当基準日	３月31日
１単元の株式数	—
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社
取次所 UFJ	信託銀行株式会社　全国各支店
名義書換手数料	無料
新券交付手数料	無料
端株の買取り	
取扱場所	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 UFJ信託銀行株式会社
取次所 UFJ	信託銀行株式会社　全国各支店
買取手数料	無料
公告掲載新聞名	日本経済新聞（ 注）2
株主に対する特典	該当事項はありません。

（注）１　当社は、端株制度の適用を受けておりますが、現在端株は生じておりません。また、当社定款の定めにより、端株主は利益配当金及び中間配当金を受ける権利、並びに新株・転換社債及び新株引受権付社債の引受権を有しております。なお、端株主の利益配当金及び中間配当金に関する基準日は上記のとおりであります。

２　決算公告に代えて、貸借対照表および損益計算書を当社ホームページにて提供しております。
(URL ; http://www.fullcast.co.jp/ir/ir_soukai.html)

第７　【提出会社の参考情報】

第12期事業年度の開始日から本有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書の訂正報告書	事業年度（第10期）	自 至	平成13年10月１日 平成14年９月30日	平成15年12月１日 関東財務局長に提出
(2)	有価証券報告書及びその添付書類	事業年度（第11期）	自 至	平成14年10月１日 平成15年９月30日	平成15年12月22日 関東財務局長に提出
(3)	有価証券届出書及びその添付書類	ストックオプション制度に伴う新株予約権発行			平成16年４月19日 関東財務局長に提出
(4)	有価証券届出書の訂正届出書	平成16年４月19日提出の有価証券届出にかかる訂正届出書であります。			平成16年４月27日 関東財務局長に提出
(5)	半期報告書	（第12期中）	自 至	平成15年10月１日 平成16年３月31日	平成16年６月25日 関東財務局長に提出
(6)	半期報告書の訂正報告書	（第12期中）	自 至	平成15年10月１日 平成16年３月31日	平成16年８月11日 関東財務局長に提出
(7)	自己株券買付状況報告書	報告期間	自 至	平成16年９月１日 平成16年９月30日	平成16年11月15日 関東財務局長に提出
(8)	自己株券買付状況報告書	報告期間	自 至	平成16年10月１日 平成16年10月31日	平成16年11月15日 関東財務局長に提出
(9)	自己株券買付状況報告書	報告期間	自 至	平成16年11月１日 平成16年11月30日	平成16年12月15日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成15年12月19日

株式会社フルキャスト
　取締役会　御中

朝日監査法人

代表社員
関与社員　公認会計士　宮　　直　仁　㊞

関与社員　公認会計士　弁　川　博　昭　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月１日から平成15年9月30日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャスト及び連結子会社の平成15年9月30日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成16年12月22日

株式会社　フルキャスト
　取締役会　御中

あずさ監査法人

代表社員
関与社員　公認会計士宮　　　　直　仁　㊞

関与社員公認会計士舛　　　川　博　昭　㊞

当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成15年10月1日から平成16年9月30日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャスト及び連結子会社の平成16年9月30日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成15年12月19日

株式会社フルキャスト
　取締役会　御中

朝日監査法人

代表社員 関与社員	公認会計士	宮　　直　仁	㊞
関与社員	公認会計士	弁　川　博　昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月１日から平成15年9月30日までの第11期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャストの平成15年9月30日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成16年12月22日

株式会社　フルキャスト
　取締役会　御中

あずさ監査法人

代表社員 関与社員	公認会計士	宮　直　仁　㊞
関与社員	公認会計士	弁川　博　昭　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成15年10月１日から平成16年９月30日までの第12期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社フルキャストの平成16年９月30日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

R70
古紙配合率70%再生紙を使用しています
宝印刷株式会社印刷

1 (d) Amended Annual Securities Report (In English summary translation)

Regarding item mentioned of Annual Securities Report for the year ended September 30, 2002 (file on December 1, 2003)

1. Reasons for filing

To amend matters to be add on parts of items mentioned of Annual Securities Report, filed on December 24, 2002.

2. Matters to be amend


SEC MAIL
PROCESSING
RECEIVED
FEB 02 2005
WASH, D.C.
185
SECTION

1. Company information

No.5 Accounting conditions

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statements

① Consolidated Balance Sheet

* to amend annotations in association with the issued shares and the treasury stocks of the Company regarding consolidated balance sheet concerned.

半 期 報 告 書

（第12期中） 自 平成15年10月１日
至 平成16年３月31日


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH. D.C.
185
SECTION

株式会社フルキャスト

(941466)

第12期中（自平成15年10月１日　至平成16年３月31日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成16年６月25日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社フルキャスト

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年６月25日
【中間会計期間】	第12期中（自　平成15年10月１日　至　平成16年３月31日）
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　財務・経理担当　　岩　田　剛　司
【最寄りの連絡場所】	東京都渋谷区道玄坂１丁目12番１号
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　財務・経理担当　　岩　田　剛　司
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

(注) 1　売上高には、消費税等は含まれておりません。
2　第10期から「１株当たり当期純利益に関する会計基準」（企業会計基準委員会　平成14年９月25日　企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準委員会　平成14年９月25日　企業会計基準適用指針第４号）を適用しております。
なお、従来の方法によった場合、第11期中間連結会計期間の１株当たり純資産額は183,441円13銭、1株当たり中間純利益は12,393円73銭、潜在株式調整後1株当たり中間純利益は12,367円90銭であります。
また、従来の方法によった場合、第10期の1株当たり純資産額は171,327円33銭、１株当たり当期純利益は7,902円31銭、潜在株式調整後1株当たり当期純利益は7,816円12銭であります。
3　第11期の１株当たり配当額5,000円には、東京証券取引所上場記念配当2,500円を含んでおります。
4　第12期中間会計期間において、平成15年11月20日をもって普通株式１株を３株に株式分割（発行株式数89,658株）しております。
なお、第12期中間会計期間の１株当たり当期純利益ならびに潜在株式調整後１株当たり当期純利益は期首に分割が行われたものとして算出しております。
5　提出会社の１株当たり情報については、第五号様式記載上の注意(4) b ただし書に基づき省略しております。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

第２ 【事業の状況】

１ 【業績等の概要】（自　平成15年10月１日　至　平成16年３月31日）

(1) 業績

当中間連結会計期間における当社グループの売上高は、輸出と設備投資に支えられた着実な景気回復をうけ、既存のみならず新規の顧客企業からの受注も増加し、引続き伸長いたしました。また、地方経済の回復にともない、東海および西日本地域からの受注が拡大いたしました。

これは、以下の点において顧客企業のニーズに即応したことによるものであります。

・全国展開のサービス体制の強化を図るため、拠点を急速に拡充。

・コスト削減を推し進める顧客企業に対し、単なる労働力の補充に留まらない、生産性の向上に結びつくアウトソーシングサービスを提供。

セグメント別においても、スポット事業、ファクトリー事業、テクノロジー事業の主要三部門すべてが好調に推移いたしました。

売上総利益率は、前年同期に対して0.5ポイント低下したものの、前年下期に対しては28.7％と同率になりました。一方、販売費及び一般管理費につきましては、積極的な拠点展開にともない人件費を中心に増加いたしましたが、売上高に対する比率は、前年同期の22.6％から21.7％へ、0.9ポイント低下いたしました。また、営業利益率は、前年同期から0.4ポイント改善し7.0％となりました。

これらの結果、売上高は22,580百万円（前年同期比20.6％増）、営業利益は1,594百万円（同29.6％増）、経常利益は1,612百万円（同24.4％増）、中間純利益は895百万円（同65.8％増）となりました。

①スポット事業

既存の顧客企業からの受注が増加するとともに新規の顧客企業数も増加し、中間連結会計期間において売上高、各段階利益とも過去最高の業績となりました。

業種別では、主要顧客である物流・倉庫業界からの需要が引続き堅調に推移するとともに、広告・イベント業界や、営業を積極的に進めたフード業界からの受注も増加いたしました。

地域別では、景気好調な東海地域の受注が増加するとともに西日本の受注が回復いたしました。さらに、大都市の周辺地域および生産物流活動が活発になりつつある地方での需要の増加が見込まれるため、当中間連結会計期間は、拠点展開のスピードを速め、47拠点を新設いたしました。当中間連結会計期間末の拠点数は、㈱フルキャストの122拠点、㈱フルキャストオフィスサポートの５拠点を合わせ全国127拠点（前年同期比54拠点増）となりました。

また、当社グループ独自の、作業効率の改善まで踏み込むことにより企業の生産性の向上に結びつける「ハイクオリティー・ソリューション」を利用する顧客企業からの受注も順調に増加し、売上高の拡大に寄与いたしました。

販売費及び一般管理費は、拠点開設費用の増加がありましたが、登録スタッフの採用単価が低いWEBやモバイルからの採用を強化するなど抑制に努めました。

これらの結果、売上高は13,779百万円（前年同期比23.2％増）、営業利益1,487百万円（同15.8％増）となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における連結ベースの現金及び現金同等物（以下「資金」という）は、前年同期に比べ1,155百万円増加し、当中間連結会計期間末において4,842百万円になりました。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間において営業活動の結果使用した資金は、483百万円（前年同期は得られた資金343百万円）となりました。

これは主に、税金等調整前中間純利益が1,640百万円であったのに対し、売上債権の増加が963百万円（仕入債務の増加は151百万円）、法人税等の支払が1,137百万円であったこと等によるものです。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間において投資活動の結果使用した資金は、204百万円（前年同期は使用した資金483百万円）となりました。

これは主に、拠点出店等の有形固定資産の取得による支出が124百万円、ソフトウェアなどの無形固定資産の取得による支出が90百万円であったこと等によるものです。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間において財務活動の結果得られた資金は、379百万円（前年同期は得られた資金84百万円）となりました。

これは主に、配当金の支払が174百万円、長期借入金の返済による支出が151百万円であったのに対し、短期借入金の純増減額が400百万円、成功報酬型ワラントの権利行使に伴う株式の発行による収入が349百万円であったこと等によるものです。

3 【対処すべき課題】

当中間連結会計期間において、当社及び連結子会社の事業上及び財務上の対応すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当社は、人材サービス事業の充実化と経営体質の一層の強化を図るべく業容の拡大を目指し、平成16年３月８日開催の取締役会決議に基づき、株式会社アパユアーズを株式交換により完全子会社とするための基本合意書を締結いたしました。

（１） 株式交換の内容

当社を完全親会社とし、株式会社アパユアーズを完全子会社とします。

（２） 株式交換日

平成16年６月１日

（３） 交換比率

株式会社アパユアーズの普通株式１株につき当社の株式0.6812株の割合をもって割当交付します。これによる株式の割当は代用自己株式2,765.56株（普通株式）であります。

なお、株式交換の概要等につきましては、「第５　経理の状況　１．中間連結財務諸表等　(1) 中間連結財務諸表（重要な後発事象）」および「第５　経理の状況　２．中間財務諸表等 (1) 中間財務諸表（重要な後発事象）」に記載のとおりであります。

第３ 【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画中であった重要な設備の新設、除却等について、重要な変更ならびに重要な設備計画の完了はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等はありません。

	中間会計期間末現在 (平成16年３月31日)	提出日の前月末現在 (平成16年5月31日)
		でないこととし、その詳細は(4)に規定する新株予約権割当契約に定める条件による。 (3)新株予約権者が死亡した場合は、相続人がこれを行使できるものとする。ただし、(4)に規定する新株予約権割当契約に定める条件による。 (4)その他の条件は、本株主総会および取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	―	新株予約権の譲渡については、取締役会の承認を要する。

(注) 1　新株予約権発行後、当社が株式分割または株式併合を行う場合、次の算式により調整するものとします。ただし、かかる調整は、新株予約権のうち、その時点で対象者が新株予約権を行使していない新株予約権の目的たる株式の数についてのみ行われ、調整の結果生じる１株未満の株式については、これを切り捨てるものとします。

調整後株式数　＝　調整前株式数×分割・併合の比率

また、当社が他社と吸収合併もしくは新設合併を行い本件新株予約権が承継される場合、または、当社が会社分割を行う場合、ならびに、当社が完全親会社となる株式交換または株式移転を行う場合、当社は必要と認める株式の数の調整を行います。

2　新株予約権予約権発行後に当社が時価を下回る払込金額で新株を発行する場合（新株予約権の行使の場合を除く。）は、次の算式により１株当たりの払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、当社が株式分割または株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとします。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{分割・併合の比率}}$$

さらに、発行日後に当社が他社と吸収合併もしくは新設合併を行い新株予約権が承継される場合、または当社が会社分割を行う場合、ならびに、当社が他社と株式交換または株式移転を行い、完全親会社となる場合、当社は必要と認められる払込金額の調整を行います。

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年10月１日～平成16年３月31日(注)	93,153	137,982	174,750	3,464,100	178,245	2,692,718

(注)１　平成15年９月８日開催の取締役会決議により、平成15年11月20日付で１株を３株に株式分割いたしました。これにより発行済株式総数が89,658株増加しております。

第５　【経理の状況】

1　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しております。

なお、前中間連結会計期間(平成14年10月１日から平成15年３月31日まで)は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間(平成15年10月１日から平成16年３月31日まで)の中間連結財務諸表は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

なお、前中間会計期間(平成14年10月１日から平成15年３月31日まで)は、改正前の中間財務諸表等規則に基づき、当中間会計期間(平成15年10月１日から平成16年３月31日まで)は、改正後の中間財務諸表等規則に基づいて作成しております。

2　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成14年10月１日から平成15年３月31日まで)及び前中間会計期間(平成14年10月１日から平成15年３月31日まで)の中間連結財務諸表及び中間財務諸表について、朝日監査法人により中間監査を受け、また、当中間連結会計期間(平成15年10月１日から平成16年３月31日まで)及び当中間会計期間(平成15年10月１日から平成16年３月31日まで)の中間連結財務諸表及び中間財務諸表について、あずさ監査法人により中間監査を受けております。

なお、従来から当社が監査証明を受けている朝日監査法人は、平成16年１月１日に名称を変更し、あずさ監査法人となりました。

区分	注記番号	前中間連結会計期間末（平成15年３月31日） 金額（千円）		構成比（%）	当中間連結会計期間末（平成16年３月31日） 金額（千円）		構成比（%）	前連結会計年度要約連結貸借対照表（平成15年９月30日） 金額（千円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　短期借入金	※1		2,182,000			1,300,000			900,000	
2　１年内返済予定長期借入金	※1		677,590			156,148			247,314	
3　未払金			1,892,919			1,926,410			2,059,843	
4　未払費用			—			951,028			810,182	
5　未払法人税等			755,587			733,770			1,162,544	
6　賞与引当金			426,958			425,954			449,017	
7　その他			973,589			206,793			304,446	
流動負債合計			6,908,644	43.3		5,700,105	34.2		5,933,348	38.3
Ⅱ　固定負債										
1　長期借入金	※1		469,420			313,272			373,386	
2　退職給付引当金			261,506			276,790			257,081	
3　役員退職慰労引当金			1,088			2,399			1,739	
4　その他			190,173			147,215			70,189	
固定負債合計			922,188	5.8		739,676	4.5		702,395	4.5
負債合計			7,830,832	49.1		6,439,782	38.7		6,635,744	42.8
（少数株主持分）										
少数株主持分			102,936	0.6		160,440	1.0		138,529	0.9
（資本の部）										
Ⅰ　資本金			3,266,100	20.5		3,464,100	20.8		3,289,350	21.3
Ⅱ　資本剰余金			2,490,758	15.6		2,692,718	16.2		2,514,473	16.2
Ⅲ　利益剰余金			2,652,280	16.6		3,984,754	23.9		3,264,994	21.1
Ⅳ　その他有価証券評価差額金			1,780	0.0		288,550	1.7		31,440	0.2
Ⅴ　自己株式			△380,966	△2.4		△380,966	△2.3		△380,966	△2.5
資本合計			8,029,952	50.3		10,049,157	60.3		8,719,291	56.3
負債、少数株主持分及び資本合計			15,963,721	100.0		16,649,379	100.0		15,493,565	100.0

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（自 平成14年10月1日 至 平成15年3月31日）金額(千円)		当中間連結会計期間（自 平成15年10月1日 至 平成16年3月31日）金額(千円)		前連結会計年度連結剰余金計算書（自 平成14年10月1日 至 平成15年9月30日）金額(千円)	
（資本剰余金の部）							
Ⅰ 資本剰余金期首残高		2,486,474	2,486,474	2,514,473	2,514,473	2,486,474	2,486,474
Ⅱ 資本剰余金増加高							
1 増資による新株式の発行		4,284	4,284	178,245	178,245	27,999	27,999
Ⅲ 資本剰余金中間期末(期末)残高			2,490,758		2,692,718		2,514,473
（利益剰余金の部）							
Ⅰ 利益剰余金期首残高		2,199,480	2,199,480	3,264,994	3,264,994	2,199,480	2,199,480
Ⅱ 利益剰余金増加高							
1 中間(当期)純利益		540,143		895,476		1,196,630	
2 連結子会社間の合併に伴う利益剰余金増加高		24,763		—		24,763	
3 持分法除外による利益剰余金増加高		—	564,907	—	895,476	0	1,221,395
Ⅲ 利益剰余金減少高							
1 配当金		65,169		175,716		108,943	
2 自己株式処分差損		46,938	112,107	—	175,716	46,938	155,881
Ⅳ 利益剰余金中間期末(期末)残高			2,652,280		3,984,754		3,264,994

		前中間連結会計期間 (自　平成14年10月1日 至　平成15年3月31日)	当中間連結会計期間 (自　平成15年10月1日 至　平成16年3月31日)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成14年10月1日 至　平成15年9月30日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅱ　投資活動による キャッシュ・フロー				
1　定期預金の預入による支出		―	△10,010	―
2　有価証券の取得による支出		△299,700	△298,540	△299,700
3　有価証券の売却による収入		―	300,000	200,000
4　有形固定資産の取得による支出		△126,050	△124,150	△188,696
5　有形固定資産の売却による収入		154,169	90	1,959,759
6　無形固定資産の取得による支出		△101,425	△90,244	△294,696
7　無形固定資産の売却による収入		―	72	―
8　投資有価証券の取得による支出		△117,474	―	△323,934
9　投資有価証券の売却による収入		9,269	52,081	80,577
10　子会社株式取得に伴う支出		―	△1,400	△27,000
11　貸付による支出		△4,930	△35,529	△6,630
12　貸付金の回収による収入		2,718	3,230	504,973
13　その他		―	△10	△329
投資活動による キャッシュ・フロー		△483,423	△204,412	1,604,324
Ⅲ　財務活動による キャッシュ・フロー				
1　短期借入金の純増減額		852,900	400,000	△429,100
2　長期借入れによる収入		200,000	―	200,000
3　長期借入金の返済による支出		△960,146	△151,280	△1,486,456
4　社債の償還による支出		―	△9,900	―
5　株式の発行による収入		8,400	349,500	54,900
6　自己株式の売却による収入		80,050	―	80,050
7　配当金の支払による支出		△65,169	△174,823	△107,156
8　少数株主への配当金の支払による支出		―	△8,000	―
9　その他		△31,428	△26,165	△53,361
財務活動による キャッシュ・フロー		84,606	379,331	△1,741,123
Ⅳ　現金及び現金同等物に係る為替差額		―	△11	―
Ⅴ　現金及び現金同等物 の増減額		△55,173	△308,804	1,409,030
Ⅵ　現金及び現金同等物 の期首残高		3,741,864	5,150,894	3,741,864
Ⅶ　現金及び現金同等物の 中間期末(期末)残高	※1	3,686,690	4,842,090	5,150,894

項目	前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
3　連結子会社の中間決算日(決算日)等に関する事項	連結子会社の中間決算日は中間連結決算日と一致しております。	同左	連結子会社の決算日は連結決算日と一致しております。
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 中間連結会計期間末の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) なお、複合金融商品については、組込デリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 移動平均法による原価法 ② デリバティブ 時価法 ③ たな卸資産 原材料・貯蔵品 先入先出法に基づく原価法 仕掛品 個別法に基づく原価法	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 中間連結会計期間末の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 原材料・貯蔵品 同左 仕掛品 同左	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 連結会計年度末の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) なお、複合金融商品については、組込デリバティブを区別して測定することができないため、全体を時価評価し、評価差額を損益に計上しております。 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 原材料・貯蔵品 同左 仕掛品 同左

項目	前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
	(4) 重要な引当金の計上基準 ① 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 ② 賞与引当金 従業員の賞与支給に備えるため、将来の支給見込額のうち当中間連結会計期間の負担額を計上しております。	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 従業員の賞与支給に備えるため、その支給見込額のうち当連結会計年度の負担額を計上しております。

項目	前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間連結会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
	(6) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左	(6) 重要なリース取引の処理方法 同左
	(7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 繰延ヘッジ処理によっております。 また、金利スワップ取引のうち、「金利スワップの特例処理」（金融商品に係る会計基準注解（注14））の対象となる取引については、当該特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段 …金利スワップ ヘッジ対象 …変動金利による借入金の利息	(7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左	(7) 重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左

（表示方法の変更）

項目	前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）
保険積立金	――――――	前中間連結会計期間末まで投資その他の資産の「その他」に含めておりました「保険積立金」は、総資産額の100分の５を超えたため、当中間連結会計期間末において区分掲記することに変更いたしました。 なお、前中間連結会計期間末における投資その他の資産の「保険積立金」は、716,487千円であります。
未払費用	――――――	前中間連結会計期間末まで流動負債の「その他」に含めておりました「未払費用」は、負債、少数株主持分及び資本の合計の100分の５を超えたため、当中間連結会計期間末において区分掲記することに変更いたしました。 なお、前中間連結会計期間末における流動負債の「未払費用」は、527,453千円であります。
投資有価証券売却益	――――――	前中間連結会計期間まで営業活動によるキャッシュ・フローの「その他」に含めておりました「投資有価証券売却益」は、金額的重要性が増したため、当中間連結会計期間において区分掲記することいたしました。 なお、前中間連結会計期間の「投資有価証券売却益」は、284千円であります。
保険積立金の増加額	――――――	前中間連結会計期間まで営業活動によるキャッシュ・フローの「その他」に含めておりました「保険積立金の増加額」は、金額的重要性が増したため、当中間連結会計期間において区分掲記することいたしました。 なお、前中間連結会計期間の「保険積立金の増加額」は、65,537千円であります。

（追加情報）

前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
（自己株式及び法定準備金取崩等会計） 当中間連結会計年度から「企業会計基準第１号　自己株式及び法定準備金の取崩等に関する会計基準」（平成14年２月21日企業会計基準委員会）を適用しております。 この変更に伴う損益に与える影響は軽微であります。 （中間連結貸借対照表） 当中間連結会計年度から中間連結財務諸表規則の改正により、「資本準備金」は「資本剰余金」として、「連結剰余金」は「利益剰余金」としてそれぞれ表示しております。 （中間連結剰余金計算書） 当中間連結会計年度から中間連結財務諸表規則の改正により、中間連結剰余金計算書は「資本剰余金の部」と「利益剰余金の部」に区分して表示しており、「連結剰余金期首残高」は「利益剰余金期首残高」として、「連結剰余金増加高」は「利益剰余金増加高」として、「連結剰余金減少高」は「利益剰余金減少高」として、「連結剰余金中間期末残高」は「利益剰余金中間期末残高」としてそれぞれ表示しております。 また、前中間連結会計期間において独立掲記しておりました中間純利益については、「利益剰余金増加高」の内訳として表示しております。	―――――	―――――

(中間連結損益計算書関係)

<table>
<tr><th>前中間連結会計期間
(自 平成14年10月1日
至 平成15年3月31日)</th><th>当中間連結会計期間
(自 平成15年10月1日
至 平成16年3月31日)</th><th>前連結会計年度
(自 平成14年10月1日
至 平成15年9月30日)</th></tr>
<tr><td>※1 販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。
給料及び賞与 1,067,048千円
雑給 655,136
法定福利費 199,726
賞与引当金繰入額 274,839
退職給付費用 94,441
役員退職慰労引当金繰入額 544
通信費 185,944
広告宣伝費 108,805
旅費交通費 197,702
地代家賃 290,778
減価償却費 103,172
求人費 284,090
貸倒引当金繰入額 26,577</td><td>※1 販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。
給料及び賞与 1,298,570千円
雑給 764,429
法定福利費 200,668
賞与引当金繰入額 254,193
退職給付費用 79,190
役員退職慰労引当金繰入額 660
通信費 214,416
広告宣伝費 69,894
旅費交通費 244,202
地代家賃 404,660
減価償却費 116,024
求人費 362,470
貸倒引当金繰入額 19,919</td><td>※1 販売費及び一般管理費のうち主要な費目及び金額は、次のとおりであります。
給料及び賞与 2,466,512千円
雑給 1,335,796
法定福利費 399,544
賞与引当金繰入額 277,718
退職給付費用 171,175
役員退職慰労引当金繰入額 1,195
通信費 374,057
広告宣伝費 158,702
旅費交通費 421,603
地代家賃 644,452
減価償却費 219,535
求人費 529,884
貸倒引当金繰入額 40,694</td></tr>
<tr><td>※2 固定資産売却益の内容は、次のとおりであります。
機械装置及び運搬具 666千円
工具器具備品 3,033
計 3,700千円</td><td>※2 ――――――</td><td>※2 固定資産売却益の内容は、次のとおりであります。
機械装置及び運搬具 666千円
工具器具備品 3,033
土地 105,786
計 109,486千円</td></tr>
<tr><td>※3 固定資産売却損の内容は、次のとおりであります。
機械装置及び運搬具 341千円</td><td>※3 ――――――</td><td>※3 固定資産売却損の内容は、次のとおりであります。
機械装置及び運搬具 341千円</td></tr>
<tr><td>※4 固定資産除却損の内容は、次のとおりであります。
機械装置及び運搬具 5,103千円
工具器具備品 3,636
ソフトウェア 17,828
計 26,568千円</td><td>※4 固定資産除却損の内容は、次のとおりであります。
建物及び構築物 330千円
機械装置及び運搬具 770
工具器具備品 1,557
計 2,658千円</td><td>※4 固定資産除却損の内容は、次のとおりであります。
建物及び構築物 370千円
機械装置及び運搬具 5,164
工具器具備品 4,718
ソフトウェア 17,828
計 28,081千円</td></tr>
<tr><td>※5 ――――――</td><td>※5 ――――――</td><td>※5 本社移転費用については、現状回復費用、移転作業費用及び固定資産除却損等であります。
なお、本社移転費用に含めて表示しております固定資産除却損の内容は、次のとおりであります。
建物及び構築物 20,543千円
工具器具備品 667
計 21,210千円</td></tr>
<tr><td>※6 解約違約金は借入契約期間満了前に一括返済をしたことによる違約金であります。</td><td>※6 ――――――</td><td>※6 解約違約金は借入契約期間満了前に一括返済をしたことによる違約金であります。</td></tr>
</table>

（リース取引関係）

前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

前中間連結会計期間

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
機械装置及び運搬具	47,605	9,801	37,803
工具器具備品	549,804	202,131	347,673
ソフトウェア	17,742	2,525	15,216
合計	615,151	214,458	400,693

（注）　取得価額相当額は、未経過リース料中間期末残高が有形固定資産の中間期末残高等に占める割合が低いため、支払利子込み法により算定しております。

当中間連結会計期間

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
機械装置及び運搬具	60,411	22,871	37,540
工具器具備品	434,265	222,539	211,725
ソフトウェア	20,398	5,921	14,476
合計	515,074	251,332	263,742

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当中間連結会計期間より原則的方法による表示に変更しております。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
機械装置及び運搬具	88,189	29,707	58,481
工具器具備品	468,202	244,696	223,506
ソフトウェア	20,925	6,127	14,798
合計	577,317	280,530	296,786

前連結会計年度

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
機械装置及び運搬具	44,761	14,503	30,258
工具器具備品	479,870	204,410	275,460
ソフトウェア	17,240	4,145	13,094
合計	541,872	223,058	318,814

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当連結会計年度より原則的方法による表示に変更しております。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
機械装置及び運搬具	60,651	18,852	41,798
工具器具備品	518,773	227,231	291,542
ソフトウェア	17,742	4,300	13,441
合計	597,167	250,384	346,783

(有価証券関係)

前中間連結会計期間末(平成15年３月31日現在)

1　時価のある有価証券

その他有価証券

区分	前中間連結会計期間末(平成15年３月31日)		
	取得原価(千円)	中間連結貸借対照表計上額(千円)	差額(千円)
① 株式	167,795	170,364	2,568
② 債券			
国債・地方債等	―	―	―
社債	―	―	―
その他 (注)	496,439	496,940	500
③ その他	―	―	―
合計	664,234	667,304	3,069

(注) 1. 当中間連結会計期間末において、債券の「その他」に含まれる複合金融商品(契約額200,000千円)の時価評価を行い、評価差額を損益に計上しております。当該複合金融商品の取得原価は、評価損益計上後の価額によっております。

2. 株式の取得原価には、減損処理後の金額を記載しております。
当該株式の減損にあたっては、中間連結会計期間末における時価が取得原価に比べ50%程度以上下落した場合には減損処理を行い、30～50%程度下落した場合には、回復可能性を考慮して必要と認められた額について減損処理を行なっております。
なお、減損金額は、18,900千円であります。

2　時価評価されていない有価証券

(1) 子会社株式及び関連会社株式

関連会社株式　7,500千円

(2) その他有価証券

非上場株式(店頭売買株式を除く)　208,536千円

フリーファイナンシャルファンド　200,004千円

マネーマネジメントファンド　300,047千円

(注) 株式の取得原価には、減損処理後の金額を記載しております。
なお、減損金額は、23,011千円であります。

当中間連結会計期間末(平成16年３月31日現在)

1　時価のある有価証券

その他有価証券

区分	当中間連結会計期間末(平成16年３月31日)		
	取得原価(千円)	中間連結貸借対照表計上額(千円)	差額(千円)
① 株式	423,973	910,568	486,594
② 債券			
国債・地方債等	―	―	―
社債	―	―	―
その他	―	―	―
③ その他	―	―	―
合計	423,973	910,568	486,594

（デリバティブ取引関係）

前中間連結会計期間末（平成15年３月31日現在）

複合金融商品の組込デリバティブの契約額等及び評価損益は、「（有価証券関係）１　時価のある有価証券」の注書きに開示しております。なお、金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

当中間連結会計期間末（平成16年３月31日現在）

金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

前連結会計年度末（平成15年９月30日現在）

複合金融商品の組込デリバティブの契約額等及び評価損益は、「（有価証券関係）１　時価のある有価証券」注書きに開示しております。なお、金利スワップ取引を行っておりますが、いずれもヘッジ会計を適用しておりますので記載対象から除いております。

当中間連結会計期間(自　平成15年10月１日　至　平成16年３月31日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	13,779,787	5,894,810	2,677,985	228,377	22,580,961	―	22,580,961
(2) セグメント間の内部売上高又は振替高	143,760	25,865	41,000	4,295	214,921	(214,921)	―
計	13,923,548	5,920,676	2,718,985	232,672	22,795,883	(214,921)	22,580,961
営業費用	12,435,808	5,634,918	2,629,177	247,499	20,947,403	38,994	20,986,398
営業利益又は営業損失(△)	1,487,740	285,757	89,807	△14,826	1,848,479	(253,916)	1,594,563

(注) 1．事業区分は、内部管理上採用している区分によっております。
2．事業の種類別セグメントについて
(1)スポット事業…………短期業務請負、短期人材派遣
(2)ファクトリー事業……工場ライン請負
(3)テクノロジー事業……技術系業務請負、技術者派遣、情報通信
(4)その他事業……………スポーツエージェント、飲食店経営
3．当中間連結会計期間における営業費用のうち、消去又は全社の項目に含めた配賦不能営業費用の金額は、268,180千円であり、その主なものは当社の経理部門等管理部門に係る費用であります。

前連結会計年度(自　平成14年10月１日　至　平成15年９月30日)

	スポット事業(千円)	ファクトリー事業(千円)	テクノロジー事業(千円)	その他事業(千円)	計(千円)	消去又は全社(千円)	連結(千円)
売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	22,205,911	10,713,647	4,313,317	712,535	37,945,412	―	37,945,412
(2) セグメント間の内部売上高又は振替高	382,414	39,293	489,027	53,246	963,982	(963,982)	―
計	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
営業費用	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
営業利益	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315

(注) 1．事業区分は、内部管理上採用している区分によっております。
2．各事業の主なサービス
(1) スポット事業…………短期業務請負、短期人材派遣
(2) ファクトリー事業……工場ライン請負
(3) テクノロジー事業……技術系業務請負、技術者派遣、情報通信
(4) その他事業……………人材紹介、スポーツエージェント、外食チェーンのフランチャイジー等
3．当連結会計年度における営業費用のうち、消去又は全社の項目に含めた配賦不能営業費用の金額は、581,355千円であり、その主なものは当社の経理部門等管理部門に係る費用であります。

（１株当たり情報）

前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）		当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）		前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	
１株当たり純資産額	183,441円13銭	１株当たり純資産額	74,283円03銭	１株当たり純資産額	198,486円00銭
１株当たり中間純利益	12,393円73銭	１株当たり中間純利益	6,702円81銭	１株当たり当期純利益	27,373円46銭
潜在株式調整後１株当たり中間純利益	12,367円62銭	潜在株式調整後１株当たり中間純利益	6,676円80銭	潜在株式調整後１株当たり当期純利益	27,118円49銭

（注）１．１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎

項目	前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間連結会計期間 （自　平成15年10月１日 至　平成16年３月31日）	前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）
連結損益計算書上の中間（当期）純利益（千円）	540,143	895,476	1,196,630
普通株式に係る中間（当期）純利益（千円）	540,143	895,476	1,196,630
普通株主に帰属しない金額（千円）	—	—	—
普通株式の期中平均株式数（株）	43,582	133,597	43,715
中間（当期）純利益調整額（千円）	—	—	—
潜在株式調整後１株当たり中間（当期）純利益の算定に用いられた普通株式増加数の主要な内訳（株） 新株引受権	92	520	411
普通株式増加数	92	520	411
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含まれなかった潜在株式の概要	—	—	—

２．当中間連結会計期間において、平成15年11月20日をもって普通株式１株を３株に株式分割（発行株式数89,658株）しております。

なお、当中間連結会計期間の１株当たり当期純利益ならびに潜在株式調整後１株当たり当期純利益は、期首に分割が行われたものとして算出しております。

また、当該株式分割が前期首に行われたと仮定した場合の前中間連結会計期間及び前連結会計年度における１株当たり情報は、それぞれ以下のとおりとなります。

前中間連結会計期間 （自　平成14年10月１日 至　平成15年３月31日）		前連結会計年度 （自　平成14年10月１日 至　平成15年９月30日）	
１株当たり純資産額	61,147円04銭	１株当たり純資産額	66,162円00銭
１株当たり中間純利益	4,131円24銭	１株当たり当期純利益	9,124円48銭
潜在株式調整後１株当たり中間純利益	4,122円54銭	潜在株式調整後１株当たり当期純利益	9,039円49銭

前中間連結会計期間 (自　平成14年10月１日 至　平成15年３月31日)	当中間連結会計期間 (自　平成15年10月１日 至　平成16年３月31日)	前連結会計年度 (自　平成14年10月１日 至　平成15年９月30日)
	（下記「当中間連結会計期間」参照）	（下記「前連結会計年度」参照）

当中間連結会計期間（自　平成15年10月１日　至　平成16年３月31日）

2　株式交換

平成16年３月８日開催の当社取締役会の決議に基づき株式交換契約を締結し、当社は、㈱アパユアーズを株式交換により完全子会社とすることといたしました。

なお、株式交換による株式の発行は、当社は商法358条１項の規定により、株主総会の承認を得ずに行います。

株式交換に関する事項は以下のとおりであります。

(1) 株式交換の目的

相互に不足する経営資源を補い合い、両者の経営体質の強化と成長を図るためであります。

(2) 株式交換の日

平成16年６月１日

(3) 株式交換比率

	当社	㈱アパユアーズ
株式交換比率	1	0.6812

(4) 株式交換により移転する代用自己株式数

普通株式　　2,765.56株

(5) 完全子会社となる会社の概況

名称　　㈱アパユアーズ

事業内容　　軽作業請負業

(平成15年5月期)

売上高(千円)	2,178,090
経常利益(千円)	33,503
当期純利益(千円)	50,762
総資産額(千円)	525,223
純資産額(千円)	263,853

前連結会計年度（自　平成14年10月１日　至　平成15年９月30日）

2　新株予約権について

当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成15年11月20日開催の取締役会において決議いたしました。

また、当社は、平成15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成15年12月19日開催の定時株主総会において、承認されております。

(新株予約権の内容)

(1)株式の種類	普通株式
(2)株式の数	2,000株(上限)
(3)新株予約権の総数	2,000個
(4)新株予約権の発行価格	無償

(5) １株当たりの払込金額

新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。

(6) 新株予約権の行使期間

新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成15年3月31日)			当中間会計期間末 (平成16年3月31日)			前事業年度 要約貸借対照表 (平成15年9月30日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			1,701,059			2,429,163			3,264,966	
2 受取手形			6,446			17,628			9,489	
3 売掛金			3,113,706			3,634,559			2,828,503	
4 有価証券			897,171			798,681			801,233	
5 たな卸資産			25,017			28,994			23,765	
6 短期貸付金			1,338,798			1,297,261			454,532	
7 その他			268,112			351,391			288,569	
貸倒引当金			△59,329			△50,832			△51,222	
流動資産合計			7,290,983	54.5		8,506,847	62.4		7,619,926	61.6
Ⅱ 固定資産										
1 有形固定資産										
(1) 建物	※1	661,189			564,827			552,195		
減価償却累計額		142,773	518,416		140,652	424,174		123,227	428,967	
(2) 車両運搬具		15,279			14,932			16,563		
減価償却累計額		4,996	10,282		6,672	8,259		7,368	9,195	
(3) 工具器具備品		313,479			359,889			325,031		
減価償却累計額		150,938	162,540		214,631	145,257		180,786	144,244	
(4) 土地	※1		2,343,411			606,469			606,469	
(5) 建設仮勘定			2,570			—			9,720	
有形固定資産合計			3,037,221	22.7		1,184,161	8.7		1,198,597	9.7
2 無形固定資産										
(1) ソフトウェア			460,285			880,832			852,738	
(2) ソフトウェア仮勘定			256,899			—			—	
(3) 電話加入権			24,808			24,808			24,808	
無形固定資産合計			741,993	5.6		905,641	6.6		877,547	7.1
3 投資その他の資産										
(1) 投資有価証券			983,763			1,536,527			1,123,900	
(2) 保険積立金			696,043			900,505			787,939	
(3) その他			644,746			620,671			791,931	
貸倒引当金			△19,769			△16,009			△30,869	
投資その他の資産合計			2,304,784	17.2		3,041,695	22.3		2,672,902	21.6
固定資産合計			6,084,000	45.5		5,131,497	37.6		4,749,046	38.4
Ⅲ 繰延資産										
1 社債発行差金			33			—			16	
繰延資産合計			33	0.0		—	—		16	0.0
資産合計			13,375,016	100.0		13,638,344	100.0		12,368,989	100.0

② 【中間損益計算書】

		前中間会計期間 (自　平成14年10月１日 至　平成15年３月31日)			当中間会計期間 (自　平成15年10月１日 至　平成16年３月31日)			前事業年度 要約損益計算書 (自　平成14年10月１日 至　平成15年９月30日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ　売上高			11,303,604	100.0		13,603,420	100.0		22,302,927	100.0
Ⅱ　売上原価			7,593,038	67.2		9,302,485	68.4		15,031,613	67.4
売上総利益			3,710,565	32.8		4,300,934	31.6		7,271,314	32.6
Ⅲ　販売費及び一般管理費			2,850,666	25.2		3,143,748	23.1		5,663,294	25.4
営業利益			859,899	7.6		1,157,186	8.5		1,608,019	7.2
Ⅳ　営業外収益										
1　受取利息		24,944			10,306			51,209		
2　家賃収入		81,136			74,729			127,083		
3　その他		52,094	158,175	1.4	70,250	155,286	1.1	132,569	310,861	1.4
Ⅴ　営業外費用										
1　支払利息		33,257			15,789			48,089		
2　ソフトウェア償却費		4,999			4,262			10,000		
3　貸倒引当金繰入額		―			2,212			―		
4　その他		23,205	61,462	0.5	97,215	119,480	0.9	77,535	135,625	0.6
経常利益			956,611	8.5		1,192,993	8.7		1,783,256	0.8
Ⅵ　特別利益										
1　固定資産売却益	※1	3,700			―			109,486		
2　投資有価証券売却益		284			29,161			30,686		
3　貸倒引当金戻入益		2,943			8,863			10,645		
4　保険解約返戻金		5,084	12,011	0.1	―	38,025	0.3	5,794	156,613	0.7
Ⅶ　特別損失										
1　固定資産除却損	※2	2,857			1,548			3,761		
2　投資有価証券売却損		3,225			314			3,318		
3　投資有価証券評価損		48,574			413			50,230		
4　保険解約損		―			6,277			―		
5　解約違約金	※3	16,001			―			16,001		
6　本社移転費用	※4	―	70,659	0.6	―	8,552	0.1	57,957	131,268	0.6
税引前中間(当期)純利益			897,964	8.0		1,222,465	8.9		1,808,600	8.1
法人税、住民税及び事業税		552,409			530,518			969,303		
法人税等調整額		△70,662	481,747	4.3	△228	530,290	3.9	△75,595	893,708	4.0
中間(当期)純利益			416,217	3.7		692,175	5.0		914,891	4.1
前期繰越利益			1,242,224			2,181,968			1,242,224	
自己株式処分差損			46,938			―			46,938	
分割による未処分利益受入額			291,280			―			291,280	
中間配当額			―			―			43,774	
中間(当期)未処分利益			1,902,783			2,874,144			2,357,684	

項目	前中間会計期間 (自　平成14年10月１日 至　平成15年３月31日)	当中間会計期間 (自　平成15年10月１日 至　平成16年３月31日)	前事業年度 (自　平成14年10月１日 至　平成15年９月30日)
	(2) 無形固定資産 ソフトウェア(自社利用分)については、社内における利用可能期間(３～５年)に基づく定額法	(2) 無形固定資産 同左	(2) 無形固定資産 同左
5　繰延資産の処理方法	(1) 新株発行費 支出時に全額費用として処理 (2) 社債発行差金 商法の規定に基づく償還期間で均等償却	(1) 新株発行費 同左 (2) 社債発行差金 同左	(1) 新株発行費 同左 (2) 社債発行差金 同左
6　引当金の計上基準	(1) 貸倒引当金 売上債権、貸付金等の貸倒に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討して回収不能見込額を計上しております。 (2) 賞与引当金 従業員の賞与支給に備えるため、将来の支給見込額のうち当中間会計期間の負担額を計上しております。 (3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 数理計算上の差異については、発生時の会計年度に一括して処理しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 退職給付引当金 同左	(1) 貸倒引当金 同左 (2) 賞与引当金 従業員の賞与支給に備えるため、将来の支給見込額のうち当期の負担額を計上しております。 (3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、発生時の会計年度に一括して処理しております。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 通常の賃貸借取引に係る方法に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 同左	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 同左

（表示方法の変更）

項目	前中間会計期間 （自　平成14年10月１日 至　平成15年３月31日）	当中間会計期間 （自　平成15年10月１日 至　平成16年３月31日）
有価証券	前中間期末の貸借対照表の流動資産の「その他」に含めておりました有価証券は、資産総額の100分の５を超えたため、当中間会計期間より区分掲記して表示することに変更いたしました。 なお、前中間期末の流動資産の「その他」に含まれる「有価証券」は499,777千円であります。	――――――
保険積立金	前中間期末の貸借対照表の固定資産の投資その他の資産の「その他」に含めておりました保険積立金は、資産総額の100分の５を超えたため、当中間会計期間より区分掲記して表示することに変更いたしました。 なお、前中間期末の固定資産の投資その他の資産の「その他」に含まれる「保険積立金」は530,863千円であります。	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成15年３月31日）	当中間会計期間末 （平成16年３月31日）	前事業年度末 （平成15年９月30日）
※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物　248,481千円 土地　606,469 計　854,950千円 担保付債務は次のとおりであります。 短期借入金　1,440,000千円 長期借入金　806,690 （うち１年以内返済予定長期借入金　445,570） 計　2,246,690千円 ２　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャストオフィスサポート　33,328千円 ㈱フルキャストテクノロジー　118,802千円 ３　――――――	※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物　237,933千円 土地　606,469 計　844,402千円 担保付債務は次のとおりであります。 短期借入金　650,000千円 長期借入金　361,120 （うち１年以内返済予定長期借入金　75,568） 計　1,011,120千円 ２　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャストテクノロジー　29,870千円 ３　運転資金の効率的な調達を行うため取引銀行８行と当座貸越契約を締結しております。 当中間会計期間末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額　6,000,000千円 借入実行額　1,200,000 差引額　4,800,000千円	※１　担保資産及び担保付債務 担保に供している資産は次のとおりであります。 建物　243,091千円 土地　606,469 計　849,560千円 担保付債務は次のとおりであります。 短期借入金　500,000千円 長期借入金　408,894 （うち１年以内返済予定長期借入金　85,558） 計　908,894千円 ２　保証債務 関係会社の金融機関からの借入に対し、債務保証を行っております。 ㈱フルキャストオフィスサポート　16,660千円 ㈱フルキャストテクノロジー　63,336千円 ３　運転資金の効率的な調達を行うため取引銀行７行と当座貸越契約を締結しております。 当期末における当座貸越契約に係る借入金未実行残高は次のとおりであります。 当座貸越極度額の総額　3,250,000千円 借入実行額　800,000 差引額　2,450,000千円

（リース取引関係）

前中間会計期間（自　平成14年10月１日　至　平成15年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
車両運搬具	4,376	851	3,525
工具器具備品	441,729	156,117	285,611
ソフトウェア	17,652	2,455	15,196
合計	463,758	159,423	304,334

（注）　取得価額相当額は、未経過リース料中間期末残高が有形固定資産の中間期末残高等に占める割合が低いため、支払利子込み法により算定しております。

当中間会計期間（自　平成15年10月１日　至　平成16年３月31日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
車両運搬具	3,507	1,851	1,655
工具器具備品	345,094	171,144	173,950
ソフトウェア	20,318	5,843	14,474
合計	368,920	178,839	190,080

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当中間会計期間より原則的方法による表示に変更しております。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額（千円）	減価償却累計額相当額（千円）	中間期末残高相当額（千円）
車両運搬具	4,376	2,310	2,066
工具器具備品	370,191	187,635	182,556
ソフトウェア	20,835	6,038	14,796
合計	395,404	195,984	199,419

前事業年度（自　平成14年10月１日　至　平成15年９月30日）

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車両運搬具	3,507	1,267	2,240
工具器具備品	386,728	158,249	228,479
ソフトウェア	17,160	4,074	13,085
合計	407,395	163,591	243,804

（注）　取得価額相当額は、従来、重要性の基準により支払利子込み法で表示しておりましたが、重要性が増したため、当期より原則的方法による表示に変更しております。

なお、支払利子込み法によった場合は下記のとおりであります。

	取得価額相当額（千円）	減価償却累計額相当額（千円）	期末残高相当額（千円）
車両運搬具	4,376	2,431	1,945
工具器具備品	416,493	175,967	240,525
ソフトウェア	17,652	4,220	13,431
合計	438,521	182,620	255,901

（有価証券関係）

前中間会計期間、当中間会計期間及び前事業年度いずれにおいても、子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

中間連結財務諸表を作成しているため、記載を省略しております。

<table>
<tr><th>前中間会計期間
（自　平成14年10月１日
至　平成15年３月31日）</th><th>当中間会計期間
（自　平成15年10月１日
至　平成16年３月31日）</th><th>前事業年度
（自　平成14年10月１日
至　平成15年９月30日）</th></tr>
<tr><td></td><td>２　株式交換
平成16年３月８日開催の当社取締役会の決議に基づき株式交換契約を締結し、当社は、㈱アパユアーズを株式交換により完全子会社とすることといたしました。
なお、株式交換による株式の発行は、当社は商法358条１項の規定により、株主総会の承認を得ずに行います。
株式交換に関する事項は以下のとおりであります。
(1) 株式交換の目的
相互に不足する経営資源を補い合い、両者の経営体質の強化と成長を図るためであります。
(2) 株式交換の日
平成16年６月１日
(3) 株式交換比率
<table><tr><th></th><th>当社</th><th>㈱アパユアーズ</th></tr><tr><td>株式交換比率</td><td>1</td><td>0.6812</td></tr></table>(4) 株式交換により移転する代用自己株式数
普通株式　2,765.56株
(5) 完全子会社となる会社の概況
名称　㈱アパユアーズ
事業内容　軽作業請負業
(平成15年5月期)
<table><tr><td>売上高(千円)</td><td>2,178,090</td></tr><tr><td>経常利益(千円)</td><td>33,503</td></tr><tr><td>当期純利益(千円)</td><td>50,762</td></tr><tr><td>総資産額(千円)</td><td>525,223</td></tr><tr><td>純資産額(千円)</td><td>263,853</td></tr></table></td><td>２　新株予約権について
当社は、平成14年12月20日に開催いたしました第10期定時株主総会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社及び関連会社の取締役、監査役及び従業員に対しストックオプションとして当社普通株式1,200株を上限とする新株予約権を発行することを決議いたしましたが、当該決議に基づくストックオプションの新株予約権の発行を行わないことを、平成15年11月20日開催の取締役会において決議いたしました。
また、当社は、平成15年11月20日開催の取締役会において、商法第280条ノ20及び第280条ノ21の規定に基づき、当社、当社の子会社の取締役、監査役及び従業員に対し新株予約権を発行することを決議いたしました。なお、当件は、平成15年12月19日開催の定時株主総会において、承認されております。
(新株予約権の内容)
(1)株式の種類　普通株式
(2)株式の数　2,000株(上限)
(3)新株予約権の総数　2,000個
(4)新株予約権の発行価格　無償
(5) １株当たりの払込金額
新株予約権発行日の属する月の前月の各日（取引が成立しない日を除く）の東京証券取引所市場における当社普通株式の普通取引の終値の平均値に1.03を乗じた金額（１円未満の端数は切り上げ）といたします。ただし、当該金額が新株予約権発行日の終値（当日に終値がない場合は、それに先立つ直近日の終値）を下回る場合は、新株予約権発行日の終値といたします。
(6) 新株予約権の行使期間
新株予約権発行日から５年を経過するまでの範囲内で、当社取締役会において決定いたします。</td></tr>
</table>

第６　【提出会社の参考情報】

当中間会計期間の開始日から本半期報告書提出日までの間に次の書類を提出しております。

（１）	有価証券報告書 及びその添付書類	事業年度　　　自　平成14年10月１日 （第11期）　　至　平成15年９月30日	平成15年12月22日 関東財務局長に提出
（２）	有価証券届出書 及びその添付資料	ストックオプション制度に伴う新株予 約権発行	平成16年４月19日 関東財務局長に提出
（３）	有価証券届出書の 訂正届出書	平成16年４月19日提出の有価証券届出 書にかかる訂正届出書であります。	平成16月４月27日 関東財務局長に提出

中間監査報告書

平成15年６月25日

株式会社フルキャスト

代表取締役社長　平　野　岳　史　殿

朝日監査法人

代表社員
関与社員　公認会計士　宮　　　直　仁　㊞

関与社員　公認会計士　舛　川　博　昭　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月１日から平成15年９月30日までの連結会計年度の中間連結会計期間（平成14年10月１日から平成15年３月31日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社フルキャスト及び連結子会社の平成15年３月31日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成14年10月１日から平成15年３月31日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成16年６月25日

株式会社フルキャスト
　取　締　役　会　　御中

あずさ監査法人

代表社員
関与社員　　公認会計士　宮　　直　仁　㊞

関与社員　　公認会計士　舛　川　博　昭　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成15年10月１日から平成16年９月30日までの連結会計年度の中間連結会計期間（平成15年10月１日から平成16年３月31日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社フルキャスト及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成15年10月１日から平成16年３月31日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

中間監査報告書

平成15年６月25日

株式会社フルキャスト

代表取締役社長　平　野　岳　史　殿

朝日監査法人

代表社員 関与社員	公認会計士	宮　　直　仁	㊞
関与社員	公認会計士	舛　川　博　昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成14年10月１日から平成15年９月30日までの第11期事業年度の中間会計期間(平成14年10月１日から平成15年３月31日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社フルキャストの平成15年３月31日現在の財政状態及び同日をもって終了する中間会計期間(平成14年10月１日から平成15年３月31日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成16年６月25日

株式会社フルキャスト
　取　締　役　会　　御中

あずさ監査法人

代表社員 関与社員	公認会計士	宮		直　仁	㊞
関与社員	公認会計士	舛	川	博　昭	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社フルキャストの平成15年10月１日から平成16年９月30日までの第12期事業年度の中間会計期間（平成15年10月１日から平成16年３月31日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社フルキャストの平成16年３月31日現在の財政状態及び同日をもって終了する中間会計期間（平成15年10月１日から平成16年３月31日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。





R70
古紙配合率70%再生紙を使用しています
宝印刷株式会社印刷

1 (f) Amended Interim Securities Report (In English summary translation)

① Regarding item mentioned of Interim Securities Report for the six month ended March 31, 2004 (file on August 11, 2004)

1. Reasons for filing

To correct errors on Interim Securities Report of 12th fiscal period (from October 1, 2003 to March 31, 2004), filed on June 25, 2002.

2. Matters to be amend

1. Company information

No.1 General conditions of the company

1. Transition of major management indicators

No.5 Accounting conditions

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

Annotations

(information per 1 share)

(Material phenomena occurred later)

* to amend the information per 1 share and the material phenomena which were occurred later among annotations.

② Regarding item mentioned of Interim Securities Report for the six month ended March 31, 2004 (file on December 15, 2004)

1. Reasons for filing

To correct errors on Interim Securities Report of 12th fiscal period (from October 1, 2003 to March 31, 2004), filed on June 25, 2002.

2. Matters to be amend

1. Company information

No.6 Reference for the filing company

* to amend the referred information of the company.

(Summary English Translation)

EXTRAORDINARY REPORT

To Director of Kanto Local Finance Bureau

Date of filing:	December 28, 2004
Company Name:	Fullcast., LTD.
Title and name of representative:	Takehito Hirano, Representative Director, President
Location of Head Office:	2-6, Sakuragaoka-cho, Shibuya-ku, Tokyo (above is a registered address of Head Office, we attend to business at "liaison place to contact" practically.)
Telephone:	03-3780-6010
Contact name:	Yutaka Kubo, Director and General Manager of Group Strategy
Liaison place to contact:	12-1, 1-chome, Dougenzaka, Shibuya-ku, Tokyo
Telephone:	03-3780-6010
Contact name:	Yutaka Kubo, Director and General Manager of Group Strategy
Place to open to public:	Tokyo Stock Exchange (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

1. Reason for Filing

Fullcast Co., Ltd. (the Company) resolved to acquire 453,000 shares outstanding of Human Resources Research Institute, Inc. (HRI), thereby turning it into a subsidiary, at board of directors' meeting held on December 27, 2004. Since HRI shall be our special subsidiary by means of this resolution, and it occurred that notable effect to fiscal situation and business performance of consolidated company, we hereby submit this extraordinary report pursuant to paragraph 4, Article 24-5 of the Securities and Exchange Law, and paragraph 3 and 19, Article 19-2 of the Ministerial Ordinance Concerning Corporate Disclosure, etc.

2. Matters to be reported

(1) Information of the special subsidiary; company name, address, name of representative director, the amount of capital or investment, and business contents

(i) Company name: Human Resources Research Institute, Inc.

(ii) Address: 4-5, Iidabashi 2-chome, Chiyoda-ku, Tokyo

(iii) Name of Representative Director:

Masao Takeuchi, Representative Director, Chairman
Fumio Kato, Representative Director, President

(iv) Capital: ¥ 480,000,000

(v) Contents of business: Temporary help services, outplacement services, placement business

(2) The number of voting rights of special subsidiary to be acquired and ratio per all shareholders before and after the acquisition

(i) The number of the Company's own voting rights
Before acquisition: ----- rights
After acquisition: 453,000 rights(*1)

(ii) Ratio to all shareholders' voting rights
Before acquisition: ---- %
After acquisition: 100 %

(*1)Note: The procedures for retiring HRI's 7,000 shares of treasury stock will be followed.

(3) Reason and date of this acquisition, and cost of profit and loss based on the acquisition

(i) Reason of the acquisition

Since HRI would be a wholly owned subsidiary and it's capital became beyond 1 % of the Company's capital by means of this acquisition, it would be a special subsidiary.

(ii) Date of the acquisition

January 27, 2005 (date of shareholding purchase)

(iii) Cost of profit and loss based on the acquisition

In association with this acquisition, the Company shall initiate to consolidate HRI on April 1, 2005, deemed purchasing date, the Company estimate to book about 520,000,000 yen as a cost of consolidated adjustment account write-off (a extraordinary loss).

1 (h) Large Shareholding Report (filed on November 11, 2003) (In English summary translation)

1. Matters concerning issuing company

Three Pro, Inc. (listed on Tokyo Stock Exchange)

2. Matters concerning filing company

1. Filing company (which means large shareholders)

(1) Outline of filing company

Fullcast Co., Ltd.

(2) Objective of shareholding

To hold shares long-term and steady, as a business partner

(3) Items of shareholdings, etc. of above mentioned filing company

150,000 shares (10.87 %)

(4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days

None

(5) Material contracts (secured agreements, etc.) regarding the shares concerned

None

(6) Acquisition capital of shareholdings, etc.

equity capital

3. Matters concerning joint shareholders

1. Joint shareholders

(1) Outline of joint shareholders

None

(2) Items of shareholdings, etc. of above mentioned joint shareholders

None

4. Summary list regarding filing company and joint shareholders

1. filing company and joint shareholders

None

2. Items of shareholdings, etc. of above mentioned filing company and joint shareholders

(1) Numbers of shareholdings, etc.

None

(2) Ratio of shareholdings

None

1 (i) Shifted Large Shareholding Report (filed on December 16, 2004) (In English summary translation)

1. Matters concerning issuing company

   Three Pro, Inc.

2. Matters concerning filing company

   1. Filing company (which means large shareholders)

   (1) Outline of filing company

   Fullcast Co., Ltd.

   (2) Objective of shareholding

   To hold shares long-term and steady, as a business partner

   (3) Items of shareholdings, etc. of above mentioned filing company

   150,000 shares (9.76 %)

   (4) Acquisition or disposal conditions regarding the issuing shares by the issuing company concerned in currently 60 days

   None

   (5) Material contracts (secured agreements, etc.) regarding shares concerned

   None

   (6) Acquisition capital of shareholdings, etc.

   equity capital

3. Matters concerning joint shareholders

   1. Joint shareholders

   (1) Outline of joint shareholders

   None

   (2) Items of shareholdings, etc. of above mentioned joint shareholders

   None

4. <u>Summary list regarding filing company and joint shareholders</u>

1. filing company and joint shareholders

None

2. Items of shareholdings, etc. of above mentioned filing company and joint shareholders

(1) Numbers of shareholdings, etc.

None

(2) Ratio of shareholdings

None

【表紙】


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH, D.C.
185
SECTION

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年12月15日
【報告期間】	自　平成16年11月１日　至　平成16年11月15日
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【最寄りの連絡場所】	東京都渋谷区道玄坂一丁目12番１号
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

該当事項はありません。

(2) 【子会社からの買受けの状況】

該当事項はありません。

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成16年11月15日現在

区分	株式数(株)		価額の総額(円)
取締役会での決議状況 (平成16年９月27日決議)		4,000	1,000,000,000
報告月における取得自己株式(取得日)	月　日	－	－
計	―	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況(%)		－	－

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成16年11月15日現在

区分	株式数(株)
発行済株式総数	275,964
保有自己株式数	0

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年11月15日
【報告期間】	自　平成16年10月１日　至　平成16年10月31日
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【最寄りの連絡場所】	東京都渋谷区道玄坂一丁目12番１号
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

該当事項はありません。

(2) 【子会社からの買受けの状況】

該当事項はありません。

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成16年10月31日現在

区分	株式数(株)		価額の総額(円)
取締役会での決議状況 (平成16年10月31日決議)		4,000	1,000,000,000
報告月における取得自己株式(取得日)	月　日	—	—
計	—	—	—
報告月末現在の累積取得自己株式		—	—
自己株式取得の進捗状況(%)		—	—

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成16年10月31日現在

区分	株式数(株)
発行済株式総数	275,964
保有自己株式数	0

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年11月15日
【報告期間】	自　平成16年９月27日　至　平成16年９月30日
【会社名】	株式会社フルキャスト
【英訳名】	FULLCAST CO., LTD.
【代表者の役職氏名】	代表取締役社長　　平　野　岳　史
【本店の所在の場所】	東京都渋谷区桜丘町２番６号 （同所は登記上の本店所在地であり、実際の業務は「最寄りの連絡場所」で行っております。）
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【最寄りの連絡場所】	東京都渋谷区道玄坂一丁目12番１号
【電話番号】	03-3780-6010
【事務連絡者氏名】	執行役員　グループ戦略本部長　　久　保　　裕
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

該当事項はありません。

(2) 【子会社からの買受けの状況】

該当事項はありません。

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成16年９月30日現在

区分	株式数(株)		価額の総額(円)
取締役会での決議状況 (平成16年９月27日決議)		4,000	1,000,000,000
報告月における取得自己株式(取得日)	月　日	－	－
計	―	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況(%)		－	－

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成16年９月30日現在

区分	株式数(株)
発行済株式総数	275,964
保有自己株式数	0

(Summary English Translation)

December 4, 2003

To Our Shareholders

2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo
Fullcast Co., Ltd.
Takehito Hirano
Representative Director and President,

Notice of the 11th Annual Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend the 11th Annual Meeting of Shareholders.

If you are unable to attend the meeting, you may vote by mail. In order to exercise your rights by mail, please review the appended reference materials, indicate your approval or disapproval of the proposals on enclosed document for exercising your voting rights, and then sign and return the document.

Meeting Details

1. Date and time: Friday, December 19, 2003, at 10:00 am

2. Place: Planets Room, 6th Floor, Shibuya Excel Hotel Tokyu
Shibuya Mark City, 1-12-2 Dougenzaka, Shibuya-ku, Tokyo

3. Meeting Objectives:

Reporting: Presentation of the Business Report, Balance Sheet, and Income Statement for the 11th Business Period (from October 1, 2002 to September 30, 2003)

Agenda:
Proposal 1: Appropriation of Retained Earnings for the 11th Business Period
Proposal 2: Amendment of the Articles of Incorporation
A summary of this proposal can be found in "Reference Material for the Exercise of Voting Rights" on pages 10 to 14
Proposal 3: Election of 6 Directors
Proposal 4: Election of 1 Auditor
Proposal 5: Issue of New Stock Reservation Rights as Stock Options

A summary of this proposal can be found in “Reference Material for the Exercise of Voting Rights” on pages 17 to 20.

- If you plan to attend the meeting, please present the enclosed document for exercise of voting rights to the receptionist at the meeting.

(Attached Materials)

Business Report

For the period from October 1, 2002 through September 30, 2003.

1. Summary of Operations

Business developments and results, capital investments and financing of the Company for the fiscal year ended September 30, 2003, future business strategies, business results and financial position in recent years are mentioned.

2. Summary of the Company (as of September 30, 2003)

Information relating to principal business, offices, employees, state of shares, combined businesses, principal correspondent banks and directors and auditors of the Company is mentioned.

Balance Sheets

As of September 30, 2003

Assets

I. Current Assets	
1. Cash and deposits	3,264,966
2. Trade notes	9,489
3. Accounts receivable	2,828,503
4. Securities	801,233
5. Supplies	23,765
6. Prepayment expenses	115,084
7. Deferred tax assets	134,406
8. Short-term loan	454,532
9. Accrued income	7,201
10. Other current assets	31,968
Allowance for doubtful accounts	- 51,222
Total current assets	**7,619,926**
II. Fixed Assets	
1. Tangible fixed assets	
(1) Building	428,967
(2) Conveyor of vehicles	9,195
(3) Furniture and fixtures	144,244
(4) Land	606,469
(5) Suspense account for construction	9,720
Total tangible fixed assets	**1,198,597**
2. Intangible fixed assets	
(1) Telephone installed rights	24,808
(2) Software	852,738
Total intangible fixed assets	**877,547**
3. Investment and other assets	
(1) Investment securities	595,694
(2) Shares of the subsidiaries	528,206
(3) Investment	190,409
(4) Long-term loan receivable	2,354
(5) Guarantee money to put up	442,176
(6) Insurance reserve fund	787,939
(7) Loans to already-bankrupt companies	28,719
(8) Long-term prepayment expenses	57,308
(9) Long-term deferred tax asset	65,463
(10) Other investment, etc.	5,500

Allowance for doubtful accounts	- 30,869
Total investment and other assets	**2,672,902**
4. Deferred asset	
Difference to issue bonds	16
Total fixed assets	**4,749,046**
Total assets	**12,368,989**

Liabilities

I. Current liabilities	
1. Accounts payable trade	34,924
2. Short-term borrowing	900,000
3. Current portion of long-term debt	85,558
4. Accounts payable-other	649,670
5. Accrued expenses	258,030
6. Income taxes payable	674,052
7. Consumption taxes payable	481,199
8. Deposit	151,815
9. Advance profits	12,869
10. Accrued bonuses	161,123
11. Equity warrant	3,510
12. Other current liabilities	18,585
Total current liabilities	**3,431,340**
II. Long-term liabilities	
1. Long-term debt	323,336
2. Long-term accounts payable	27,482
3. deposit money as security	91,360
4. Long-term advance profits	26,250
5. Allowance for retirement benefits	144,217
Total long-term liabilities	**612,646**
Total liabilities	**4,043,987**

Shareholders' equity

I. Common stock	3,289,350
II. Capital surplus	2,514,473
III. Retained surplus	2,870,704
IV. Net unrealized holding gains on stocks	31,440
V. Treasury stock	- 380,966
Total shareholders' equity	**8,325,001**
Total liabilities and shareholders' equity	**12,368,989**

Income Statements

October 1, 2002 to September 30, 2003

I. Net sales	22,302,927
II. Cost of sales	15,031,613
III. Selling, general and administrative expenses	5,663,294
IV. Operating income	**1,608,019**
V. Non-Operating income	
1. Interest income	52,668
2. Interest and dividend income	145
3. Rental income	127,083
4. Profit on investment in anonymous association	57,746
5. Trademark rights income	30,000
6. Other	43,218
VI. Non-operating expenses	
1. Interest expense	48,089
2. Amortization of software	10,000
3. Expenses incurred for initial public offering	31,542
4. Other	45,992
Ordinary income	**1,783,256**
VII. Extraordinary income	
1. Gain on sale of investment securities	30,686
2. Reversal of allowances for doubtful accounts	10,645
3. Gain on sale of fixed assets	109,486
4. Gain on insurance cancellation	5,794
VIII. Extraordinary losses	
1. Loss on disposal of fixed assets	3,761
2. Loss on valuation of investment securities	50,230
3. Loss on sale of investment securities	3,318
4. Penalty for long-term loan	16,001
5. Expenses incurred in relocating the head office	57,957
Current net income before income taxes	**1,808,600**
Corporate / residential / enterprise tax	969,303
Corporate taxes (incl. other adjustments)	- 75,595
Current net income	**914,891**
Profit carried forward of the first half	1,242,224

year	
Loss for disposal of treasury stock	- 46,938
Non-disposal profit for absorbed spin off	291,280
Interim dividend	43,774
Disposal profit of end of the current fiscal year	**2,357,684**

Proposed Appropriation of Retained Earnings

(Unit: yen))

Account	Amount
Unappropriated retained earnings at year-end The above amount is allocated as follows.	2,357,684,232
Year-ended dividend 4,000 yen per share Ordinary divided: 1,500 yen Commemorative divided: 2,500 yen	175,716,000
Earned surplus carried forward	2,181,968,232

Notes:
1. The year-end dividend was calculated after deduction of treasury shares (900 shares).
2. On June 10, 2003, an interim dividend 1,000 yen per share, totaling 43,774,000 yen, was paid out.

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of shareholders: 43,929 shares

2. Proposals and reference items

Proposal 1: Appropriation of Retained Earnings for the 11th Business Period

Please refer to the text of the proposal contained in the appended document (page 9).

Our basic policy regarding the appropriation of retained earnings is to maintain the financial strength and continued profitability of the Company while returning a reasonable share of profits to shareholders.

For the year-end distribution of profits, the Board of Directors is proposing that the Company pay a year-end dividend of 4,000 yen per share, 1,500 yen per share of which is the common dividend and 2,500 yen per share of which is a commemorative dividend. The proposal takes into consideration the above-mentioned policy, business performance for the period, commemoration of the Company's listing on the Second Section of the Tokyo Stock Exchange, and our appreciation to our shareholders for their support. The annual dividend is therefore 5,000 yen per share, which includes an interim dividend of 1,000 yen per share.

Proposal 2: Amendment of the Articles of Incorporation

The following changes to the current Articles of Incorporation are proposed.

1. Reasons for amendment

(1) A change in the total number of shares to be issued in preparation for the issue of new stock in the future requires a change in Article 5 of the current Articles of Incorporation.

(2) The term of office of a member of the board provided in Article 16 of the current Articles of Incorporation would be changed from 2 years to 1 year to enable quicker responses to changes in the management environment and to establish a system that clearly assigns management responsibility.

(3) The "Law on Partial Revision of the Commercial Code, etc." (2001 Law No. 128) took effect on April 1, 2002. Putting company-related documents in electronic form is authorized, and requires

changes to Articles 13, 22, and 32 of the current Articles of Incorporation.

(4) The "Law on the Partial Revision of the Commercial Code, etc." (2002 Law No. 44) took effect on April 1, 2003. As a result, a system for voiding share certificates was established, and relaxation of the quorum requirement for special resolutions at the general meetings of shareholders by a provision of the Articles of Incorporation was authorized. Changes are therefore required to Article 6, 7, and 11 of the current Articles of Incorporation.

(5) The "Law on the Partial Revision of Law Concerning the Commercial Code and the Exception Rules of the Commercial Code Concerning Audit, etc. of Stock Companies" (2003 Law No. 132) took effect on September 25, 2003. As a result, it is now possible to acquire treasury stock by a resolution of the Board of Directors based on provisions of the Articles of Incorporation. Therefore, Item 2 of Article 5 of the Articles of Incorporation would be created to enable smoother and faster acquisition of treasury stock.

2. Contents of changes

The contents of the changes are given below.

(Underlined parts are changed parts.)

<table>
<tr><th colspan="2">Current Articles of Incorporation</th><th colspan="2">Proposals for change</th></tr>
<tr><td colspan="2">Chapter 2 Stock
(Total of shares to be issued)</td><td colspan="2">Chapter 2 Stock
(Total of shares to be issued <u>and acquisition of treasury stock</u>)</td></tr>
<tr><td>Article 5</td><td>The total number of authorized shares to be issued shall be <u>178,400</u> shares.</td><td>Article 5</td><td>The total number of authorized shares to be issued shall be <u>537,900</u> shares.</td></tr>
<tr><td></td><td>(Established)</td><td><u>2.</u></td><td><u>The Company can acquire treasury stock by a resolution of the Board of Directors in accordance with the provisions in No. 2 of Item 1 of Article 211-3 of the Commercial Code.</u></td></tr>
<tr><td colspan="2">(Transfer Agent)</td><td colspan="2">(Transfer Agent)</td></tr>
<tr><td>Article 6</td><td>(text omitted)</td><td>Article 6</td><td>(unchanged)</td></tr>
<tr><td>2.</td><td>(text omitted)</td><td>2.</td><td>(unchanged)</td></tr>
<tr><td>3.</td><td>The shareholders' list (the list of beneficial shareholders is included hereinafter) of the Company and the original</td><td>3.</td><td>The shareholders' list (the list of beneficial shareholders is included hereinafter) of the Company<u>, the registration of</u></td></tr>
</table>

	records of fractional lots shall be stored at the transfer office. Registration of stock transfers, the issuance of stock certificates, registration of the right of pledge and indication of trust assets of erasure of them, acceptance of notification of beneficial shareholders, preparation of the beneficial shareholders' list, and other clerical work concerning stocks and fractional lots shall be handled by the transfer agent and shall not be handled by the Company.		lost certificates, and the original records of fractional lots shall be stored at the transfer office. Registration of stock transfers, the issuance of stock certificates, registration of the right of pledge and indication of trust assets of erasure of them, acceptance of notification of beneficial shareholders, preparation of the beneficial shareholders' list, procedures for the registration of lost certificates, and other clerical work concerning stocks and fractional lots shall be handled by the transfer agent and shall not be handled by the Company.
(Stock precept)		(Stock precept)	
Article 7	The type of certificates issued by the Company, registration of shares transfers, registration of the right of pledge and indication of trust assets or erasure of them, non-possession of certificates, reissuing of certificates, purchasing of fractional lots, acceptance of notification of beneficial shareholders, preparation of the beneficial shareholders' list, and handling of other transactions and fees related to shares including fractional lots shall comply with laws or these Articles of Incorporation and the Share Handling Regulations provided by the Board of Directors.	Article 7	The type of certificates issued by the Company, registration of shares transfers, registration of the right of pledge and indication of trust assets or erasure of them, non-possession of certificates, reissuing of certificates, purchasing of fractional lots, acceptance of notification of beneficial shareholders, preparation of the beneficial shareholders' list, procedures for the registration of lost certificates, and handling of other transactions and fees related to shares including fractional lots shall comply with laws or these Articles of Incorporation and the Share Handling Regulations provided by the Board of Directors.
Chapter 3 General Meetings of Shareholders		Chapter 3 General Meetings of Shareholders	
(Method of resolution)		(Method of resolution)	

tk-150075 v1

Article 11	(text omitted)	Article 11	(unchanged)
	(Established)	2.	A resolution of a general meeting of Shareholders, which must comply with the regulations of Article 343 of the Commercial Code, shall require at least 2/3 of the voting rights of attending shareholders provided that shareholders having at least 1/3 of the voting rights of all shareholders are present at the meeting.
(Minutes)		(Minutes)	
Article 13	A summary of the proceedings and the results of the general meeting of shareholders are recorded in the minutes of the general meetings of shareholders to which the chair and the attending directors have affixed their signatures and seals.	Article 13	A summary of the proceedings and the results of the general meeting of shareholders are recorded either in writing or electronically in the minutes of the general meetings of shareholders to which the chair and the attending directors have affixed their signatures and seals or have affixed their digital signatures.
2.	(text omitted)	2.	(unchanged)
Chapter 4 Directors and Board of Directors		Chapter 4 Directors and Board of Directors	
(Term of office)		(Term of office)	
Article 16	The term of office for directors shall expire at the closing of the Annual Meeting of Shareholders held following the final settlement period within 2 years of appointment.	Article 16	The term of office for directors shall expire at the closing of the Annual Meeting of Shareholders held following the final settlement period within 1 year of appointment.
2.	(text omitted)	2.	(unchanged)
(Minutes of Board of Directors meetings)		(Minutes of Board of Directors meetings)	
Article 22	A summary of the proceedings and results of the general meeting of shareholders are recorded in the minutes of the general meetings of shareholders to which the attending directors and auditors have affixed their signatures and seals.	Article 22	A summary of the proceedings and results of the general meeting of shareholders are recorded either in writing or electronically in the minutes of the general meetings of shareholders to which the attending directors and auditors have affixed their signatures

			and seals or have affixed their digital signatures.
2.	(text omitted)	2.	(unchanged)
Chapter 5 Auditors and Board of Auditors (Minutes of auditors' meetings)		Chapter 5 Auditors and Board of Auditors (Minutes of auditors' meetings)	
Article 32	A summary of the proceedings and results of the board of auditors are recorded in the minutes of the board of auditors to which the attending auditors have affixed their signatures and seals.	Article 32	A summary of the proceedings and results of the board of auditors are recorded either in writing or electronically in the minutes of the board of auditors to which the attending auditors have affixed their signatures and seals or have affixed their digital signatures.

Proposal 3: Election of 6 Directors

All directors (5 directors) will retire at the close of this Annual Meeting of Shareholders. It is proposed that 6 directors be elected, including 1 additional nominee whose election will strengthen the management structure. Mr. Sumio Sano satisfies the requirements for external directors as defined by Item 7-2, Section 2, Article 188 of the Commercial Code.

The candidates for directors are as follows.

Candidate No.	Name (Date of Birth)	Profile and current positions		Number of Company shares owned
1	Takehito Hirano (August, 25, 1961)	April 1984	Joined Harvest Futures Inc.	55,350
		July 1989	Established Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.), Representative Director	
		September 1990	Established Resort World Co., Ltd. (currently: Fullcast Co., Ltd.), Representative Director (current position)	
		October 1997	Director of Fullcast Lady (currently: Fullcast Office Support Co., Ltd.) (current position)	
		August 1999	Established Gakujin, Director (current position)	

		September 2000	Director of Fullcast Factory Co., Ltd. (current position)	
2	Takehiro Ishikawa (July 22, 1967)	July 1986	Joined Waseda Shingaku Seminar Co., Ltd.	780
		July 1989	Director of Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.)	
		September 1990	Executive Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd)	
		October 1999	Executive Vice President of the Company, General Manager of Administration Division	
		September 2000	Representative Director of Fullcast Factory Co., Ltd. (current position)	
		October 2002	Director of the Company (current position)	
3	Shiro Kaizuka (October 3, 1961)	April 1984	Joined Bristol-Myers K.K.	780
		July 1989	Director of Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.)	
		September 1990	Executive Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd.)	
		May 1998	Established BeCS Corporation, Director (current position)	
		October 1999	Executive Vice President of the Company, General Manager of Business Development Division	
		October 2000	Executive Vice President of the Company, General Manager of Business Strategy Division	
		October 2001	Representative Director of Fullcast With Co., Ltd. (currently: Fullcast Technology Co., Ltd.) (current position)	
		October 2002	Director of the Company (current position)	
4	Shoji Tanzawa (March 22, 1951)	April 1971	Joined Racing Quarterly	780
		September 1990	Senior Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd.)	

		October 1999	Senior Vice President and General Manager of Administration Division of the Company	
		April 2002	Representative Director of Fullcast Central Co., Ltd. (current Position)	
		October 2002	Director of the Company (current Position)	
5	Sumio Sano (December 1, 1937)	April 1961	Joined Sony Shoji	30
		October 1965	Joined Sony Corporation	
		April 1979	General Manager of President's Office of Sony Corporation	
		April 1990	General Manager of Administration Group of Sony Corporation	
		June 1990	Director of Sony Corporation	
		April 1995	Senior Vice President of Sony Corporation	
		June 1997	President and Representative Director of Sony Precision Technology Inc.	
		May 1998	Director of Sony Corporation Group	
		June 2000	Operating Officer and Senior Managing Director of Sony Corporation	
		June 2001	Adviser to Sony Corporation (current position)	
		December 2002	Director of the Company (current position)	
6	Tsutomu Okada (September 3, 1968)	October 1994	Joined the Company	0
		August 1997	General Manager of Personnel Department and General Manger of Planning Department of East Japan Division of the Company	
		October 1999	General Manger of Corporate Strategy Department of the Company	
		April 2002	Operating Officer and General Manager of Sales Division of the Company (current position)	

Note: There is no special interests between the candidates and the Company.

Proposal 4: Election of 1 Auditor

The term of office for Mr. Teruo Togo, Auditor, expires at the close of this Annual Meeting of Shareholders. It is proposed that 1 auditor be elected. The agreement of the Auditors' meeting has been obtained for the proposal. The candidate for corporate auditor is as follows. Mr. Teruo Togo is a candidate for external auditor as defined in Item 1, Article 18 of the "Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc., of Stock Corporations".

Name (Date of Birth)	Profile and current positions		Number of Company shares owned
Teruo Togo (November 25, 1938)	April 1958	Joined Tokyo Regional Taxation Bureau, and assigned to General Administration Division, General Administration Department, Assigned to each department of Tokyo Regional Taxation Bureau thereafter	15
	May 1992	Certified Public Tax Accountant	
	July 1996	Director of Shibuya Tax Office	
	July 1997	Retired from Shibuya Tax Office	
	January 1998	Established certified tax accountant office	
	December 2000	Auditor of the Company (current position)	

Note: There are no special interests between the candidate and our company.

Proposal 5: Issue of New Stock Reservation Rights as Stock Options

Your approval is requested for issuing gratis new stock reservation rights as stock options to non-shareholders on advantageous terms according the following method for implementing stock options, based on the regulations of Articles 280-20 and 280-21 of the Commercial Code.

I. Reasons for the need to issue new stock reservation rights to non-shareholders on advantages terms

New stock reservation rights will be issued and allotted to non-shareholders without consideration for the purpose of providing an incentive to directors, auditors, and employees of the Company and its subsidiaries to improve the Company's performance.

II. Summary of new stock reservation rights

1. Persons qualifying for allocation of new stock reservation rights

Directors, auditors, and employees of the Company and its subsidiaries

2. Type and number of shares for which new stock reservation rights will be issued

Up to a total of 2,000 shares of the Company's common stock will be issued. The number of shares will be adjusted according to the following formula in the event of a stock split or merger by the Company. However, the adjustment will be performed only on the number of shares for which new stock reservation rights have not been exercised at that time, and any fractional number less than 1 share resulting fro the adjustment will be omitted.

Number of shares after adjustment =
Number of shares before adjustment X Ratio of split or merger

If the Company merges with or creates a new affiliation with another company and new stock reservation rights for this case are approved, or if the Company spins off a part of the corporation, and if a swap of shares by which the Company becomes the complete parent company or a transfer or shares is effected, the Company will adjust the number of shares as it deems necessary.

3. Total of new stock reservation rights to be issued

Up to 2,000 units. (The number of shares per unit of new stock reservation rights is 1. However, if the number of shares is adjusted as stipulated in Item 2, the corresponding adjustment will be applied to the number.)

4. Issue value of new stock reservation rights

Without consideration.

5. Amount of money to be paid when new stock reservation rights are exercised

The amount to be paid per 1 new stock reservation right shall be the product of the following amount to be paid per share multiplied by the number of shares per 1 new stock reservation right as stipulated in 3. The amount of money to be paid per share will be the average of the closing price of the Company's common stock in regular trading on the Tokyo Stock Exchange of each day (excluding days on which no trading takes place) during the month preceding the month containing the day of issue of new stock reservation rights multiplied by 1.03, all closing prices having been rounded up to the next whole number. However, if the amount of money is less than the closing price of the Company's common stock on the day of issue of new stock reservation rights (or the closing price of the nearest preceding day if there is no closing price on the day), the closing price on the day of issue of new stock reservation rights will be used.

When the Company issues new shares (excluding shares resulting from the exercise of new stock reservation rights and shares resulting from the exercise of stock purchase warrants related to a corporate bond having stock purchase warrants that were issued based on the provisions of Article 341-8 of the Commercial Code before the revision on April 1, 2002) at paid-in prices lower than current stock prices, the paid-in price per share will be adjusted according to the following formula, and any fractional number resulting from the adjustment will be rounded up to the next whole number.

$$\text{Paid-in price after adjustment} = \text{Paid-in price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Paid-in price per share}}{\text{Current stock price per share}}}{\text{Number of shares issued} + \text{Number of new shares issued}}$$

In the event of a stock split or merger by the Company, the paid-in price will be adjusted according to the following formula, and any fractional number resulting from the adjustment will be rounded up to the next whole number.

Paid-in price after adjustment =
Paid-in price before adjustment X 1/Ratio of stock split or merger

In addition, if the Company merges with or creates a new affiliation with another company after the day of issue and new stock reservation rights are approved, or if the Company spins off a part of the corporation, and if the Company participates in a swap or transfer or shares with the other company and the Company becomes the complete parent company, the Company will adjust the paid-in price as it deems necessary.

6. Effective period during which the new stock reservation rights can be exercised

The period shall be within 5 years from the date of issue of the new stock reservation rights, which date is determined by the Board of Directors of the Company.

7. Conditions for exercise of new stock reservation rights

(1) A person qualifying for allocation of new stock reservation rights must be a director, auditor, or employee of the Company or of a subsidiary or affiliated company of the Company at the time the new stock reservation rights are exercised.

(2) However, when the new stock reservation rights are allocated for meritorious reasons such as retirement due to expiration of term of office, mandatory retirement, persons to whom new stock reservation rights have been allocated need not meet the requirements above. Details are based on the conditions defined in the new stock reservation rights allocation contract provided in (4).

(3) If persons to whom new stock reservation rights have been allocated die, the heir is allowed to exercise the rights. Such exercise shall be governed by the conditions defined in the new stock reservation right allocation contract provided in (4).

(4) Other conditions shall be governed by the regulations of the new stock reservation rights allocation contract concluded between the Company and persons to whom rights are allocated based on the resolutions of this Annual Meeting of Shareholders and the Board of Directors.

8. Reasons and conditions for canceling new stock reservation rights

(1) The Company may cancel the new stock reservation rights without compensation if persons to whom the new stock reservation rights are allocated do not fulfill the conditions of exercising the new stock reservation rights.

(2) The Company may cancel the new stock reservation rights without compensation if approval is given to a proposal for a merger contract under terms of which the Company is absorbed, or if approval is given to a proposal for plans for a corporate spin-off or to a spin-off contract under terms of which the Company will become a divided entity, and if approval is given to a proposal for contract for a swap of shares under terms of which the Company will become a wholly owned subsidiary, or if approval is given to a proposal for a transfer of shares at a general meeting of shareholders of the Company.

9. Restrictions on transfer of new stock reservation rights

Approval from the Board of Directors is required for a transfer of the new stock reservation rights.

(Summary English Translation)

December 7, 2004

To Our Shareholders

2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo
Fullcast Co., Ltd.
Takehito Hirano
Representative Director and President,

Notice of the 12th Annual Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend the 12th Annual Meeting of Shareholders.

If you are unable to attend the meeting, you may vote by mail. In order to exercise your rights by mail, please review the appended reference materials, indicate your approval or disapproval of the proposals on enclosed document for exercising your voting rights, and then sign and return the document.

Meeting Details

1. Date and time: Wednesday, December 22, 2004, at 10:00 am

2. Place: Planets Room, 6th Floor, Shibuya Excel Hotel Tokyu
Shibuya Mark City, 1-12-2 Dougenzaka, Shibuya-ku, Tokyo

3. Meeting Objectives:

Reporting:

1. Presentation of the Business Report, consolidated Balance Sheet, consolidated Income Statement, Balance Sheet and Income Statement for the 12th Business Period (from October 1, 2003 to September 30, 2004)

2. Presentation of the results of audit, in connection with Audit Report by Accounting Auditors and by the Board of Statutory Auditors

Agenda:
Proposal 1: Appropriation of Retained Earnings for the 12th Business Period
Proposal 2: Amendment of the Articles of Incorporation

tk-148648 v1

	A summary of this proposal can be found in "Reference Material for the Exercise of Voting Rights" on pages 14 to 19.
Proposal 3:	Election of 8 Directors

- If you plan to attend the meeting, please present the enclosed document for exercise of voting rights to the receptionist at the meeting.

(Attached Materials)

Business Report

For the period from October 1, 2003 through September 30, 2004.

1. Summary of Operations

Business developments and results, capital investments and financing of the Company for the fiscal year ended September 30, 2004, future business strategies, business results and financial position in recent years are mentioned.

2. Summary of the Company (as of September 30, 2004)

Information relating to principal business, offices, employees, state of shares, combined businesses, principal correspondent banks and directors and auditors of the Company is mentioned.

Consolidated Balance Sheets

As of September 30, 2004

Assets

I. Current Assets	
1. Cash and deposits	5,603,756
2. Trade notes and accounts receivable	6,968,667
3. Securities	500,048
4. Inventories	74,585
5. Deferred tax assets	308,960
6. Other current assets	666,270
Allowance for doubtful accounts	- 69,320
Total current assets	**14,052,969**
II. Fixed Assets	
1. Tangible fixed assets	
(1) Building and structures	358,138
(2) Machinery and vehicles	28,854
(3) Furniture and fixtures	412,354
(4) Land	606,469
Total tangible fixed assets	**1,405,816**
2. Intangible fixed assets	
(1) Software	803,359
(2) Other	51,044
Total intangible fixed assets	**854,403**
3. Investment and other assets	
(1) Investment securities	901,972
(2) Long-term loan receivable	4,363
(3) Insurance reserve fund	1,088,686
(4) Deferred tax asset	124,992
(5) Other	1,078,070
Allowance for doubtful accounts	- 49,754
Total investment and other assets	**3,148,330**
Total fixed assets	**5,408,551**
Total assets	**19,461,520**

Liabilities

I. Current Liabilities	
1. Notes payable and accounts payable trade	80,518
2. Short-term borrowing	2,245,136
3. Current portion of long-term debt	137,878
4. Accounts payable-other	2,047,219
5. Accrued expenses	1,575,118
6. Income taxes payable	687,710
7. Deferred tax liability	128
8. Accrued bonuses	519,872
9. Other current liabilities	218,150
Total current liabilities	**7,511,733**
II. Long-term liabilities	
1. Long-term debt	258,808
2. Deferred tax liability	73,628
3. Allowance for retirement benefits	271,120
4. Other long-term liabilities	33,185
Total long-term liabilities	**636,742**
Total liabilities	**8,148,475**

Minority interests

Minority interests	335,455

Shareholders' equity

I. Common stock	3,464,100
II. Capital surplus	3,018,338
III. Retained surplus	4,465,902
IV. Net unrealized holding gains on securities	219,460
V. Treasury stock	- 190,211
Total shareholders' equity	10,977,589
Total liabilities, minority interests and shareholders' equity	**19,461,520**

Consolidated Income Statements

October 1, 2003 to September 30, 2004

I. Net sales	49,688,065
II. Cost of sales	35,569,211
III. Selling, general and administrative expenses	10,863,235
IV. Operating income	**3,255,618**
V. Non-Operating income	
1. Interest income	5,814
2. Rental income	20,883
3. Profit on investment in anonymous association	40,166
4. Amortization of consolidation goodwill	22,568
5. Equity in earnings of affiliates	1,754
6. Other	96,619
VI. Non-operating expenses	
1. Interest expense	32,293
2. Expenses incurred for initial public offering	16,999
3. Amortization of software	2,510
4. Other	98,756
Ordinary income	**3,292,866**
VII. Extraordinary income	
1. Gain on sale of fixed assets	16
2. Gain on sale of investment securities	29,161
3. Reversal of allowances for doubtful accounts	4,472
4. Gain from a returned allowance of retirement benefits	3,059
VIII. Extraordinary losses	
1. Loss on disposal of fixed assets	9,080
2. Loss on sale of investment securities	314
3. Los on valuation of investment securities	11,109
4. Penalty	18,000
5. Losses on insurance cancellation	7,188
6. Amortization of consolidation goodwill	317,708
Current net income before income taxes	**2,966,173**
Corporate / residential / enterprise tax	1,372,254
Corporate taxes (incl. other	- 27,051

tk-148648 v1

adjustments)	
Minority interests	109,063
Current net income	**1,511,906**

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Balance Sheets

As of September 30, 2004

Assets

I. Current Assets	
1. Cash and deposits	2,870,629
2. Trade notes	20,997
3. Accounts receivable	3,733,537
4. Securities	500,048
5. Supplies	33,780
6. Prepayment expenses	157,597
7. Deferred tax assets	149,079
8. Short-term loan for shareholders, directors and employees	4,646
9. Short-term loan receivable for the affiliated company	1,502,500
10. Accrued income	46,861
11. Other current assets	16,250
Allowance for doubtful accounts	- 53,370
Total current assets	**8,982,558**
II. Fixed Assets	
1. Tangible fixed assets	
(1) Building	346,109
(2) Conveyor of vehicles	21,375
(3) Furniture and fixtures	338,518
(4) Land	606,469
Total tangible fixed assets	**1,312,473**
2. Intangible fixed assets	
(1) Telephone installed rights	24,880
(2) Software	959,516
Total intangible fixed assets	**984,396**
3. Investment and other assets	
(1) Investment securities	894,264
(2) Shares of the affiliated company	1,034,305
(3) Investment	89,675
(4) Loans to already-bankrupt companies	12,887
(5) Long-term loan receivable for the shareholders, directors and employees	1,545
(6) Long-term prepayment expenses	60,357
(7) Guarantee money to put up	592,697

(8) Insurance reserve fund	1,057,928
(9) Membership	5,500
(10)Other	11,882
Allowance for doubtful accounts	- 15,987
Total investment and other assets	**3,745,057**
Total fixed assets	**6,041,927**
Total assets	**15,024,485**

tk-148648 v1

Liabilities

I. Current liabilities	
1. Accounts payable trade	72,151
2. Short-term borrowing	1,900,000
3. Current portion of long-term debt	75,568
4. Accounts payable-other	651,117
5. Accrued expenses	367,175
6. Income taxes payable	446,000
7. Consumption taxes payable	476,946
8. Advance payments	16,429
9. Deposit	105,392
10. Advance profits	20,350
11. Accrued bonuses	214,496
12. Other current liabilities	1,215
Total current liabilities	**4,346,844**
II. Long-term liabilities	
1. Long-term debt	247,768
2. Long-term deposit money as security	120,462
2. Deferred tax liability	73,628
3. Allowance for retirement benefits	146,987
4. Other long-term liabilities	21,250
Total long-term liabilities	**610,096**
Total liabilities	**4,956,940**

Shareholders' equity

I. Common stock	3,464,100
II. Capital surplus	2,704,765
III. Retained surplus	3,869,431
IV. Net unrealized holding gains on securities	219,460
V. Treasury stock	- 190,211
Total shareholders' equity	**10,067,545**
Total liabilities and shareholders' equity	**15,024,485**

Income Statements

October 1, 2003 to September 30, 2004

I. Net sales	28,672,262
II. Cost of sales	19,618,728
III. Selling, general and administrative expenses	6,857,844
IV. Operating income	**2,195,689**
V. Non-Operating income	
1. Interest income	15,165
2. Securities income	4,980
3. Interest and dividend income	14,234
4. Profit on investment in anonymous association	40,166
5. Rental income	166,081
6. Other	76,549
VI. Non-operating expenses	
1. Interest expense	28,725
2. Amortization of software	6,891
3. Rental cost	155,788
4. Expenses incurred for initial public offering	16,999
5. Costs of provision for doubtful accounts	4,053
6. Other	59,121
Ordinary income	**2,241,287**
VII. Extraordinary income	
1. Gain on sale of fixed assets	16
2. Gain on sale of investment securities	29,161
3. Reversal of allowances for doubtful accounts	3,880
VIII. Extraordinary losses	
1. Loss on disposal of fixed assets	2,878
2. Loss on sale of investment securities	314
3. Loss on valuation of investment securities	11,109
4. Penalty	18,000
5. Losses on insurance cancellation	6,277
Current net income before income taxes	**2,235,766**
Corporate / residential / enterprise tax	930,846
Corporate taxes (incl. other adjustments)	- 4,805
Current net income	**1,309,725**

Profit carried forward of the first half year	2,181,968
Interim dividend	135,282
Disposal profit of end of the current fiscal year	**3,356,411**

Proposed Appropriation of Retained Earnings

Account	Amount
Unappropriated retained earnings at year-end The above amount is allocated as follows.	3,356,411,514
Year-ended dividend 1,000 yen per share Ordinary divided: 500 yen Commemorative divided: 500 yen	273,312,000
Earned surplus carried forward	3,083,099,514

Notes:

1. The year-end dividend was calculated after deduction of treasury shares (2,652 shares).
2. On June 8, 2004, an interim dividend 1,000 yen per share, totaling 135,282,000 yen, was paid out.

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of shareholders: 273,302 shares

2. Proposals and reference items

Proposal 1: Appropriation of Retained Earnings for the 12th Business Period

Please refer to the text of the proposal contained in the appended document (page 13).

Our basic policy regarding the appropriation of retained earnings is to maintain the financial strength and continued profitability of the Company while returning a reasonable share of profits to shareholders.

For the year-end distribution of profits, the Board of Directors is proposing that the Company pay a year-end dividend of 1,000yen per share, 500 yen per share of which is the common dividend and 500 yen per share of which is a commemorative dividend. The proposal takes into consideration the above-mentioned policy, business performance for the period, commemoration of the Company's listing on the First Section of the Tokyo Stock Exchange, and our appreciation to our shareholders for their support. The annual dividend is therefore 2,000 yen per share, which includes an interim dividend of 1,000 yen per share.

Proposal 2: Amendment of the Articles of Incorporation

The following changes to the current Articles of Incorporation are proposed.

1. Reasons for amendment

(1) A change to add business objectives for the new business developed in the future requires a change in Article 2 of the current Articles of Incorporation.

(2) A change in the total number of shares to be issued in preparation for the issue of new stock in the future requires a change in Article 5 of the current Articles of Incorporation.

2. Contents of changes

The contents of the changes are given below.

(Underlined parts are changed parts.)

Current Articles of Incorporation		Proposals for change	
Chapter 1 General (Objectives)		Chapter 1 General (Objectives)	
Article 2 1.-16.	(omitted)	Article 2 1.-16.	(unchanged)
	(Established)	17.	Construction work industry
	(Established)	18.	Total security service business
	(Established)	19.	Recruitment consulting service
	(Established)	20.	Development of computer software, technical offer and inspection, and appraisal of quality
	(Established)	21.	Marketing research, and contracting business of various marketing research
	(Established)	22.	Financial business
	(Established)	23.	Manufacturing, selling, and export-import products concerning previous paragraphs
	(Established)	24.	Offering service concerning previous paragraphs
	(Established)	25.	Investment for trader concerning previous paragraphs
17.	(omitted)	26.	(unchanged)
Chapter 2 Stock (Total of shares to be issued)		Chapter 2 Stock (Total of shares to be issued)	
Article 5	The total number of authorized shares to be issued shall be 537,900 shares.	Article 5	The total number of authorized shares to be issued shall be 1,100,000 shares.
2.	(omitted)	2.	(unchanged)

Proposal 3: Election of 8 Directors

All directors (6 directors) will retire at the close of this Annual Meeting of Shareholders. It is proposed that 8 directors be elected, including 2 additional nominee whose election will strengthen the management structure. Mr. Sumio Sano satisfies the requirements for external directors as defined by Item 7-2, Section 2, Article 188 of the Commercial Code.

The candidates for directors are as follows.

Candidate No.	Name (Date of Birth)	Profile and current positions		Number of Company shares owned
1	Takehito Hirano (August, 25, 1961)	April 1984	Joined Harvest Futures Inc.	96,113
		July 1989	Established Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.), Representative Director	
		September 1990	Established Resort World Co., Ltd. (currently: Fullcast Co., Ltd.), Representative Director (current Position)	
		October 1997	Director of Fullcast Lady (currently: Fullcast Office Support Co., Ltd.) (current Position)	
		August 1999	Established Gakujin, Director (current Position)	
		September 2000	Director of Fullcast Factory Co., Ltd. (current Position)	
		September 2004	Director of Fullcast Tel-Marketing Co., Ltd. (current Position)	
		September 2004	Representative Director of Apa yours Co., Ltd. (current Position)	
		October 2004	Representative Director of Fullcast Finance Co., Ltd. (current position)	
2	Takehiro Ishikawa (July 22, 1967)	July 1986	Joined Waseda Shingaku Seminar Co., Ltd.	2,076
		July 1989	Director of Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.)	
		September 1990	Executive Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd)	
		October 1999	Executive Vice President of the Company, General Manager of Administration Division	
		September 2000	Representative Director of Fullcast Factory Co., Ltd. (current position)	
		October 2002	Director of the Company (current position)	
3	Shiro Kaizuka	April 1984	Joined Bristol-Myers K.K.	1,902

	(October 3, 1961)	July 1989	Director of Kanagawa Shingaku Kenkyukai (currently: Fullcast Technology Co., Ltd.)	
		September 1990	Executive Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd.)	
		May 1998	Established BeCS Corporation, Director (current position)	
		October 1999	Executive Vice President of the Company, General Manager of Business Development Division	
		October 2000	Executive Vice President of the Company, General Manager of Business Strategy Division	
		October 2001	Representative Director of Fullcast With Co., Ltd. (currently: Fullcast Technology Co., Ltd.) (current position)	
		October 2002	Director of the Company (current position)	
4	Shoji Tanzawa (March 22, 1951)	April 1971	Joined Racing Quarterly	1,608
		September 1990	Senior Vice President of Resort World Co., Ltd. (currently: Fullcast Co., Ltd.)	
		October 1999	Senior Vice President and General Manager of Administration Division of the Company	
		April 2002	Representative Director of Fullcast Central Co., Ltd. (current Position)	
		October 2002	Director of the Company (current Position)	
5	Tsutomu Okada (September 3, 1968)	October 1994	Joined the Company	73
		August 1997	General Manager of Personnel Department and General Manger of Planning Department of East Japan Division of the Company	
		October 1999	General Manger of Corporate Strategy Department of the Company	
		April 2002	Operating Officer and General Manager of Sales Division of the Company (current Position)	

tk-148648 v1

		December 2003	Director of the Company (current Position)	
		September 2004	Director of Apa Yours Co., Ltd. (current Position)	
6	Yutaka Kubo (January 7, 1967)	April 1993	Joined Mitsubishi Research Institute, Inc.	0
		August 2000	Joined E-Samson Co., Ltd., Manager of Internet business division	
		April 2001	Representative Director of Game On Co., Ltd.	
		April 2002	Joined the Company, General Manger of Business Planning Division	
		October 2002	Operating Officer and General Manager of Business Planning Division of the Company	
		November 2002	Director of Fullcast Office Support Co., Ltd. (current position)	
		November 2002	Director of Fullcast Sports Co., Ltd. (current position)	
		May 2003	Director of Three Pro Co., Ltd. (current position)	
		October 2003	Operating Officer taking charge of Business Strategy of the Company	
		September 2004	Director of Fullcast Tel-marketing Co., Ltd. (current position)	
		September 2004	Director of Apayours Co., Ltd. (current position)	
		October 2004	Operating Officer and General Manager of Group Strategy (current position)	
		October 2004	Director of Fullcast Factory Co., Ltd. (current position)	
		October 2004	Representative Director of Amuse Cast Co., Ltd. (current position)	
7	Yasushi Kamiguchi (May 14, 1950)	April 1973	Joined Itochu Corporation	0
		April 1985	Resided in Sydney (Itochu Australian Company)	
		April 1997	Head of personnel planning office of Human Resources Division of Itochu Corporation	
		April 1999	Agent for General Manager of Human Resources Division of Itochu Corporation	
		April 2001	Director of Itochu Human Resource Services Inc.	

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		April 2003	Joined the Company as of General Manager of President's Office	
		October 2003	Operating Officer in charge of Human Resource, General Affairs, and Legal Affairs	
		October 2004	Operating Officer and General Manager of Executive Division (current position)	
		October 2004	Auditor of Amuse Cast Co., Ltd (current position)	
8	Sumio Sano (December 1, 1937)	April 1961	Joined Sony Shoji	60
		October 1965	Joined Sony Corporation	
		April 1979	General Manager of President's Office of Sony Corporation	
		April 1990	General Manager of Administration Group of Sony Corporation	
		June 1990	Director of Sony Corporation	
		April 1995	Senior Vice President of Sony Corporation	
		June 1997	President and Representative Director of Sony Precision Technology Inc.	
		May 1998	Director of Sony Corporation Group	
		June 2000	Operating Officer and Senior Managing Director of Sony Corporation	
		June 2001	Adviser to Sony Corporation (current position)	
		December 2002	Director of the Company (current position)	

Note: There is no special interests between the candidates and the Company.



RECEIVED

2005 ... -4 P 12:27


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH, D.C.
185
SECTION

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.



February 9, 2004

Consolidated First Quarter Financial Results for the Year Ending September 2004

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	Second Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone:	+81-3-3780-9507 +81-3-5778-7564 (Interpreter)
Board meeting for approving:	February 9, 2004
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the First Quarter Ended December 2003 (October 1, 2003 – December 31, 2003)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First quarter ended December 2003	11,249	24.1	813	27.6	821	22.2
First quarter ended December 2002	9,066	47.7	637	52.0	672	54.4
Year ended September 2003	37,945	44.2	2,455	62.5	2,558	72.4

	Quarterly net income		Quarterly net income per share	Quarterly diluted net income per share
	Millions of yen	%	Yen	Yen
First quarter ended December 2003	415	25.2	3,132.34	3,124.52
First quarter ended December 2002	331	96.2	7,637.99	—
Year ended September 2003	1,196	245.0	27,373.46	27,118.49

Notes:
1. Investment profit and loss on equity method
   First quarter ended December 2003: 1
   First quarter ended December 2002: 2
   Year ended September 2003: 6
2. Average number of shares outstanding (consolidated)
   First quarter ended December 2003: 132,643 shares
   First quarter ended December 2002: 43,446 shares
   Year ended September 2003: 43,715 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.
5. Net income per share for the first quarter of the September 2003 fiscal year is calculated based on the average number of shares outstanding after common stocks were split on a three-for-one-stock-split basis.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter ended December 2003	15,689	9,274	59.1	69,177.50
First quarter ended December 2002	14,766	7,707	52.2	177,402.01
Year ended September 2003	15,493	8,719	56.3	198,486.00

Notes: 1. Number of shares outstanding
As of December 31, 2003: 136,761 shares
As of December 31, 2002: 43,446 shares
As of September 30, 2003: 44,829 shares
2. Shareholders' equity per share for the first quarter of the September 2003 fiscal year is calculated based on the end-of-period number of shares outstanding after common stocks were split on a three-for-one-stock-split basis.

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter ended December 2003	(1,384)	(187)	(1,158)	(4,737)
First quarter ended December 2002	(478)	(196)	(584)	(3,650)
Year ended September 2003	1,545	1,604	(1,741)	5,150

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 5
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: None
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
First half	20,800	1,430	740
Full year	43,600	2,920	1,590

Reference: Estimated net income per common share for the full year: 11,834.38 yen

Notes: Figures stated above are rounded down to the nearest million yen.
Estimated earnings per share for the fiscal year ending September 30, 2004 is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split on a three-for-one-stock-split basis.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "Outlook for the September 2004 Fiscal Year" section on page 6.

Attached Material to Consolidated First Quarter Financial Results for the Year Ending September 2004

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

1. Results of Operations

Consolidated net sales and operating income increased 24.1% and 27.6% from a year earlier, respectively in the first quarter of the September 2004 fiscal year as growth continued in all the business segments.

(1) Operating Highlights in the First Quarter

First quarter ended December 31, 2003
First quarter ended December 31, 2002

1) Consolidated operating highlights in the first quarter

(Millions of yen)

Three months ended December 31	2003	2002	YoY change
Net sales	11,249	9,066	24.1%
Operating income	813	637	27.6%
Ordinary income	821	672	22.2%
Current net income	415	331	25.2%
Current net income per share	* ¥3,132.34	¥7,637.99	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the first quarter production activities picked up centered on export and investment in plant and equipment increased as stagnation in the Japanese economy hit bottom and signs of economic recovery began to appear. Despite such recovery trend, Japan's employment outsourcing market continued to be strong and demand for outsourcing grew as companies promoted efforts to reduce expenses and to boost operating efficiency further.

Under such circumstances, the Fullcast Group (the "Group") accurately targeted the temporary staffing needs of clients and expanded upon outlets rapidly, thereby increasing net sales and operating income steadily.

By segment, business performances by all the Spot, Factory and Technology Business segments grew steadily.

Meanwhile, selling, general and administrative expenses, centered on personnel expenses, increased as the Group opened outlets aggressively. The ratio of SG & A expenses to net sales declined, however.

As a result, net sales increased 24.1% from a year earlier to ¥11,249 million, operating income increased 27.6% to ¥813 million and net income increased 25.2% to ¥415 million in the reporting quarter.

2) Operating highlights in the first quarter by business segment

Spot Business

(Millions of yen)

Three months ended December 31	2003	2002	YoY change
Sales to external customers	7,009	5,626	24.6%
Inter-segment	54	129	(57.7%)
Total sales	7,064	5,755	22.7%
Operating income	794	708	12.1%
Operating income margin	11.2%	12.3%	–

In the Spot Business orders in West Japan, which had not grown as much as those in East Japan, began picking up and are on the rise. Demand from its primary customers in the physical distribution and warehouse industries continued to be strong, while demand from the advertising, event management and food industries grew as well, which served as the driving force. From a perspective of streamlining business transactions, some of our main client companies narrowed down the sources from which they procure workers under outsourcing contract. Given these trends, the employment outsourcing market is required to meet customer needs comprehensively. In response to these demands, the Group made use of its collective strength to ensure orders.

			October 1, 2003 to March 31, 2004	October 1, 2002 to March 31, 2003	October 1, 2002 to September 30, 2003
			Amount	Amount	Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**(10,010)**	—	—
2	Purchase of securities		**(298,540)**	(299,700)	(299,700)
3	Proceeds from sales of securities		**300,000**	—	200,000
4	Purchase of tangible fixed assets		**(124,150)**	(126,050)	(188,696)
5	Proceeds from sales of tangible fixed assets		**90**	154,169	1,959,759
6	Purchase of intangible fixed assets		**(90,244)**	(101,425)	(294,696)
7	Proceeds from sales of intangible fixed assets		**72**	—	—
8	Purchase of investment securities		**—**	(117,474)	(323,934)
9	Proceeds from sales of investment securities		**52,081**	9,269	80,577
10	Purchase of shares in subsidiary		**(1,400)**	—	(27,000)
11	Advanced for loans receivable		**(35,529)**	(4,930)	(6,630)
12	Collection on loans receivable		**3,230**	2,718	504,973
13	Other		**(10)**	—	(329)
	Net cash provided by (used in) investing activities		**(204,412)**	(483,423)	1,604,324
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**400,000**	852,900	(429,100)
2	Proceeds from long-term debt		**—**	200,000	200,000
3	Repayments of long-term debt		**(151,280)**	(960,146)	(1,486,456)
4	Expenditure on redemption of corporate bonds		**(9,900)**	—	—
5	Issuance of common stock		**349,500**	8,400	54,900
6	Proceeds from sales of treasury stock		**—**	80,050	80,050
7	Payments of dividends		**(174,823)**	(65,169)	(107,156)
8	Payments of dividends to minority shareholders		**(8,000)**	—	—
9	Other		**(26,165)**	(31,428)	(53,361)
	Net cash provided by (used in) financing activities		**379,331**	84,606	(1,741,123)
IV	Exchange gain/loss on cash and cash equivalents		**(11)**	—	—
V	Net increase (decrease) in cash and cash equivalents		**(308,804)**	(55,173)	1,409,030
VI	Cash and cash equivalents at beginning of period		**5,150,894**	3,741,864	3,741,864
VII	Cash and cash equivalents at end of period	*1	**4,842,090**	3,686,690	5,150,894

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the first half of the current consolidated fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following two affiliates accounted for by the equity method. Adgrams Inc. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. Adgrams Inc. sold parts of its shares on September 24, 2003. Due to its declined stockholding ratio as a result, it was excluded from the application of the equity method as of the same date.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(2) —	(2) The balance sheet dates of affiliates companies differ from the balance sheet date of the Company. Financial statements of their respective first half balance sheet dates are used in the preparation of the consolidated financial statements.	(2) —
3. First half (fiscal year) accounting period of consolidated subsidiaries	The first half balance sheet dates of the consolidated subsidiaries are the same as the first half balance sheet date of the Company.	Same as on the left.	The fiscal year balance sheet dates of the consolidated subsidiaries are the same as the balance sheet date of the Company.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-10 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. c. Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. c. Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. c. Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(3) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year. c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(3) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses Same as on the left. c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(3) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period. c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (Additional information) As for one of the consolidated affiliates, to allow the provision of retirement benefits for employees, the amount that can be acknowledged to be accrued at end of this consolidated fiscal year had been appropriated based upon estimated amounts of retirement benefit debts and pension funds at end of this consolidated fiscal year.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
			However, the board of directors decided to abolish this retirement benefit program on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at end of this consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.
	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the first half pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits Same as on the left.	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits.
	(4) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first half balance sheet date. Translation gain or loss is accounted as profit or loss.	(4) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(4) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.
	(5) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(5) Accounting for leases Same as on the left.	(5) Accounting for leases Same as on the left.
	(6) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(6) Accounting for major hedges a. Hedge accounting method Same as on the left.	(6) Accounting for major hedges a. Hedge accounting method Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.
	(7) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	(7) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* Same as on the left.	(7) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on first half consolidated cash flows statements	For the purpose of first half consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.

Reclassifications

Item	October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003
Insurance reserve fund	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the first half of the previous fiscal year was ¥716,487 thousand.	—
Accrued expenses payable	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the first half of the previous fiscal year was ¥527,453 thousand.	—
Proceeds from sale of investment securities	"Proceeds from sale of investment securities," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Proceeds from sale of investment securities" has increased materiality of impact on consolidated financial statements. The "Proceeds from sale of investment securities" for the first half of the previous fiscal year were ¥284 thousand.	—
Increase in insurance reserve fund	"Increase in insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified an listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Increase in insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increase in insurance reserve fund" for the first half of the previous fiscal year was ¥65,537 thousand.	—

Item	October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003
Increment of deposits	—	"Increment of deposits," reported as a component in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified and listed as a component of "Other" in cash flows from operating activities as from the first half of the current consolidated fiscal year, given that the amount of "Increment of deposits" has decreased monetary materiality of impact on consolidated financial statements. The "Increment of deposits" for the first half of the current consolidated fiscal year was ¥52,133 thousand.
Payment of dividends	—	"Payment of dividends," reported as a component of "Other" in cash flows from financial activities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Payment of dividends" has increased materiality of impact on consolidated financial statements. The "Payment of dividends" for the first half of the current consolidated fiscal year was ¥89,200 thousand.

Supplementary Information

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
—	(Accounting for treasury stock and reduction of legal reserves) Effective the first half of the current consolidated fiscal year, the Company has adopted the new accounting standards for treasury stock and reduction of legal reserves (Financial Accounting Standard No. 1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves, Business Accounting Deliberation Council, February 21, 2002). The effect of this change on profit/loss is insignificant. (Consolidated first half balance sheets) Effective the first half of the current consolidated fiscal year, the Company has adopted the ammended "Regulations Regading Termonology, Forms and Methods of Preparation of Consolidated Financial Statements". Accordingly, "Additional paid-in capital" is reclassified as "Capital surplus" and "Retained earnings" is reclassified as "Retained surplus." (Consolidated first half retained earnings statements) Effective the first half of the current consolidated fiscal year, the Company has adopted the ammended "Regulations Regarding Terminology, Forms and Methods of Preparation of Consolidated Financial Statements." Accordingly, "Capital surplus" and "Retained surplus" are listed separately in the consolidated retained earings statement. Furthermore, the "Retained earnings at beginning of period" is presented as "Retained surplus at beginning of period", "Decrease in retained earnings" as "Decrease in retained surplus" and the "Retained earnings at end of period" as "Retained surplus at end of period." Effective the first half of the current consolidated fiscal year, "Net income," reporeted as a separate item in prior periods, is reclassified and presented as a component of "Increase in retained surplus".	—

Notes on Financial Statements

Notes on consolidated balance sheet for the first half

(Thousands of yen)

As of March 31, 2004	As of March 31, 2003	As of September 30, 2003
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 237,933 Land 606,469 Total 844,402 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 650,000 Long-term debt 361,120 [Current portion of long-term debt] [75,568] Total 1,011,120	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 248,481 Land 606,469 Total 854,950 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,440,000 Long-term debt 806,690 [Current portion of long-term debt] [445,570] Total 2,246,690	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 243,091 Land 606,469 Total 849,560 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 408,894 [Current portion of long-term debt] [85,558] Total 908,894
*2. —	*2. —	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 9,791
*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eight banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this first half is as follows: Limit of overdraft account 6,050,000 Borrowing 1,200,000 Balance 4,850,000	*3. —	*3. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with seven banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 3,700,000 Borrowing 800,000 Balance 2,900,000

Notes on consolidated profit and loss statement for first half

(Thousands of yen)

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
*1. Significant components of selling, general and administrative expenses Salaries and wages 1,298,570 Miscellaneous wages 764,429 Legal welfare 200,668 Provision of accrued bonuses 254,193 Retirement benefit expenses 79,190 Provision of allowance for officers' retirement benefit 660 Communications expenses 214,416 Advertisement and sales promotion 69,894 Travel and transportation 244,202 Rents 404,660 Depreciation and amortization 116,024 Recruitment expense 362,470 Provision of allowance for doubtful accounts 19,919	*1. Significant components of selling, general and administrative expenses Salaries and wages 1,067,048 Miscellaneous wages 655,136 Legal welfare 199,726 Provision of accrued bonuses 274,839 Retirement benefit expenses 94,441 Provision of allowance for officers' retirement benefit 544 Communications expenses 185,944 Advertisement and sales promotion 108,805 Travel and transportation 197,702 Rents 290,778 Depreciation and amortization 103,172 Recruitment expense 284,090 Provision of allowance for doubtful accounts 26,577	*1. Significant components of selling, general and administrative expenses Salaries and wages 2,466,512 Miscellaneous wages 1,335,796 Legal welfare 399,544 Provision of accrued bonuses 277,718 Retirement benefit expenses 171,175 Provision of allowance for officers' retirement benefit 1,195 Communications expenses 374,057 Advertisement and sales promotion 158,702 Travel and transportation 421,603 Rents 644,452 Depreciation and amortization 219,535 Recruitment expense 529,884 Provision of allowance for doubtful accounts 40,694
*2. —	*2. Significant components of gain on sale of fixed assets Machinery and vehicles 666 Furniture and fixtures 3,033 Total 3,700	*2. Significant components of gain on sale of fixed assets Machinery and vehicles 666 Furniture and fixtures 3,033 Land 105,786 Total 109,486
*3. —	*3. Significant components of loss on sale of fixed assets Machinery and vehicles 341	*3. Significant components of loss on sale of fixed assets Machinery and vehicles 341
*4. Significant components of loss on disposal of fixed assets Buildings and structures 330 Machinery and vehicles 770 Furniture and fixtures 1,557 Total 2,658	*4. Significant components of loss on disposal of fixed assets Machinery and vehicles 5,103 Furniture and fixtures 3,636 Software 17,828 Total 26,568	*4. Significant components of loss on disposal of fixed assets Buildings and structures 370 Machinery and vehicles 5,164 Furniture and fixtures 4,718 Software 17,828 Total 28,081
*5. —	*5. —	*5. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets. The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below: Buildings and structures 20,543 Furniture and fixtures 667 Total 21,210
*6. —	*6. Penalty on lump-sum advance repayment of debt	*6. Penalty on lump-sum advance repayment of debt

Notes on consolidated cash flows statement for first half

(Thousand of yen)

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements Cash and deposits 4,352,087 Fixed deposits with original maturities of over 3 months (10,010) Money Management Fund 300,001 Free Financial Fund 200,012 Cash and cash equivalents 4,842,090	*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements Cash and deposits 3,186,639 Money Management Fund 300,047 Free Financial Funds 200,004 Cash and cash equivalents 3,686,690	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 4,650,781 Money Management Fund 300,104 Free Financial Funds 200,008 Cash and cash equivalents 5,150,894

Securities

First half of the current consolidated fiscal year (as of March 31, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of March 31, 2004		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	910,568	486,594
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	423,973	910,568	486,594

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	10,916
Other securities without market quotations (excluding OTC shares)	92,516
Free Financial Fund	200,012
Money Management Fund	300,001
Commercial paper	298,667

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the first half. The amount of impairment was ¥413 thousand.

First half of the previous consolidated fiscal year (as of March 31, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of March 31, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	167,795	170,364	2,568
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	496,439	496,940	500
(3) Other securities	—	—	—
Total	664,234	667,304	3,069

Notes:

1. The hybrid (combined) instruments (¥200,000 thousand), included as a component of "Other securities," were revalued on the consolidated first half balance sheet date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.
2. Equity securities (acquisition cost) are reported at fair value after adjustment for impairment.
   As regards impairment of the equity securities in question, if the market value declines 50% or so compared to the acquisition cost at the end of the first half of the current consolidated fiscal year, they will be impaired and if it declines somewhere between 30% and 50%, they will be impaired to such an extent as deemed necessary in consideration of the possibility of their recovery.
   The amount of impairment was ¥18,900 thousand.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	7,500
Other securities without market quotations (excluding OTC shares)	208,536
Free Financial Fund	200,004
Money Management Fund	300,047

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the first half. The amount of impairment was ¥23,011 thousand.

Previous consolidated fiscal year (As of September 30, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of September 30, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	352,155	403,877	51,721
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	300,000	301,120	1,120
(3) Other securities	—	—	—
Total	652,155	704,997	52,841

Note: The hybrid (combined) instruments (¥200,000 thousand), included as a component of "Other securities," were revalued on the consolidated balance sheet date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	9,791
Other securities without market quotations (excluding OTC shares)	187,980
Free Financial Fund	200,008
Money Management Fund	300,104

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was ¥43,567 thousand.

Derivatives

First half of the current consolidated fiscal year (as of March 31, 2004)

The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

First half of the previous consolidated fiscal year (as of March 31, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Previous consolidated fiscal year (as of September 30, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Segment Information

(1) Information on the business segments

First half of the current consolidated fiscal year (October 1, 2003 – March 31, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	13,779,787	5,894,810	2,677,985	228,377	22,580,961	–	22,580,961
(2) Inter-segment sales or transfers	143,760	25,865	41,000	4,295	214,921	(214,921)	–
Total	13,923,548	5,920,676	2,718,985	232,672	22,795,883	(214,921)	22,580,961
Operating expenses	12,435,808	5,634,918	2,629,177	247,499	20,947,403	38,994	20,986,398
Operating income or loss (Δ)	1,487,740	285,757	89,807	Δ14,826	1,848,479	(253,916)	1,594,563

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥268,180 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2002 – March 31, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	11,181,421	5,263,190	1,929,946	342,974	18,717,534	–	18,717,534
(2) Inter-segment sales or transfers	231,683	15,171	39,261	19,021	305,138	(305,138)	–
Total	11,413,105	5,278,362	1,969,208	361,996	19,022,672	(305,138)	18,717,534
Operating expenses	10,128,804	4,997,761	1,982,863	382,571	17,492,000	(4,728)	17,487,272
Operating income or loss (Δ)	1,284,300	280,601	Δ13,655	Δ20,574	1,530,671	(300,409)	1,230,261

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥334,269 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. Change of the business segments

   Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from this fiscal year. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

   Segment information for the consolidated first half of the September 2002 fiscal year would have been as follows, if business segment under the previous-year consolidated first half had been applied.

First half of the consolidated September 2002 fiscal year (October 1, 2001 – March 31, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	8,188,226	2,261,460	1,584,486	304,318	12,338,492	–	12,338,492
(2) Inter-segment sales or transfers	194,663	12,725	220,347	21,693	449,429	(449,429)	–
Total	8,382,889	2,274,186	1,804,834	326,011	12,787,922	(449,429)	12,338,492
Operating expenses	7,409,581	2,248,079	1,836,004	343,284	11,836,949	(289,974)	11,546,974
Operating income or loss (Δ)	973,308	26,107	Δ31,169	Δ17,272	950,973	(159,455)	791,517

Previous consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	22,205,911	10,713,647	4,313,317	712,535	37,945,412	–	37,945,412
(2) Inter-segment sales or transfers	382,414	39,293	489,027	53,246	963,982	(963,982)	–
Total	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
Operating expenses	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
Operating income or loss (Δ)	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥581,355 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. Change of the business segments

Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from this fiscal year. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

Segment information for the consolidated September 2002 fiscal year would have been as follows, if business segment under the previous consolidated fiscal year had been applied.

Consolidated September 2002 fiscal year (October 1, 2001 – September 30, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	16,391,568	5,824,213	3,361,450	742,637	26,319,869	–	26,319,869
(2) Inter-segment sales or transfers	389,366	48,111	356,478	31,591	825,547	(825,547)	–
Total	16,780,935	5,872,324	3,717,928	774,228	27,145,417	(825,547)	26,319,869
Operating expenses	15,032,438	5,720,408	3,740,194	776,720	25,269,762	(460,930)	24,808,831
Operating income or loss (Δ)	1,748,497	151,915	Δ22,266	Δ2,491	1,875,654	(364,617)	1,511,037

(2) Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

(3) Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥74,283.03	Shareholders' equity per share ¥183,441.13	Shareholders' equity per share ¥198,486.00
Net income per share (basic) ¥6,702.81	Net income per share (basic) ¥12,393.73	Net income per share (basic) ¥27,373.46
Net income per share (diluted) ¥6,676.80	Net income per share (diluted) ¥12,367.62	Net income per share (diluted) ¥27,118.49

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Net income	895,476	540,143	1,196,630
Net income (basic)	895,476	540,143	1,196,630
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	133,597 shares	43,582 shares	43,715 shares
Net income available to common stock after effect of dilutive stock	–	–	–
Effect of dilutive stock Stock acquisition rights	520 shares	92 shares	411 shares
Increase in common shares	520 shares	92 shares	411 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	–	–	–

2. In this reporting first half the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.
   Per share information for the previous-year consolidated first half the prior consolidated fiscal year calculated on the assumption that this stock split was carried out at the beginning of the previous-year period is given as follows:

Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥61,147.04	Shareholders' equity per share ¥66,162.00
Net income per share (basic) ¥4,131.24	Net income per share (basic) ¥9,124.48
Net income per share (diluted) ¥4,122.54	Net income per share (diluted) ¥9,039.49

Subsequent Events

October 1, 2003 – March 31, 2004

1. Stock split

In accordance with the decision by the Company's board of directors on March 8, 2004, it will float new stock through stock split as given below:

(1) Objective of the stock split

To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company.

(2) Summary of the stock split

As of May 20, 2004, the Company will split common shares on a two-for-one-stock-split basis according to the following:

a. Number of shares to be increased through the stock split

Common stock: 137,982 share

b. How to split up

The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of March 31, 2004 will be split on a basis of two-for-one stock split.

c. The initial date of reckoning stock dividends

April 1, 2004

Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term would have been as follows:

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share		
¥37,141.51	¥30,573.52	¥33,081.00
Net income per share (basic)		
¥3,351.40	¥2,065.62	¥4,562.24
Net income per share (diluted)		
¥3,338.40	¥2,061.27	¥4,519.74

October 1, 2002 – March 31, 2003

—

October 1, 2002 – September 30, 2003

1. Stock split

In accordance with the decision by the Company's board of directors on September 8, 2003, it floated new stock through stock split as given below:

(1) Objective of the stock split

To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company.

(2) Summary of the stock split

As of November 20, 2003, the Company split common shares on a three-for-one-stock-split basis according to the following:

a. Number of shares to be increased through the stock split

Common stock: 89,658 share

b. How to split up

The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of September 30, 2003 was split on a basis of three-for-one stock split.

c. The initial date of reckoning stock dividends

October 1, 2003

Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term and per share information for the current consolidated fiscal year if it had been implemented at the beginning of the current term would have been as follows:

Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share	
¥66,162.00	¥57,109.11
Net income per share (basic)	
¥9,124.48	¥2,634.10
Net income per share (diluted)	
¥9,039.49	¥2,604.61

<table>
<tr><th>October 1, 2003 – March 31, 2004</th><th>October 1, 2002 – March 31, 2003</th><th>October 1, 2002 – September 30, 2003</th></tr>
<tr><td>
2. Equity swap
Fullcast signed an agreement to swap shares in accordance with the decision by its board of directors on March 8, 2004 and will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap.
Issuance of new shares will be executed without approval of shareholders' general meeting in compliance with Paragraph 1, Article 358 of the Commercial Code of Japan.
The matters concerning this equity swap are given below:

(1) Purpose of equity swap
·To mutually complement management resources, step up both companies' fiscal structure and promote growth.

(2) Date of equity swap
June 1, 2004

(3) Ratio of equity swap
<table>
<tr><th></th><th>Fullcast Co., Ltd.</th><th>Apayours Co., Ltd.</th></tr>
<tr><td>Equity swap ratio</td><td>1</td><td>0.68</td></tr>
</table>
(4) Number of substitute treasury stock to be issued
Common stock 2,765 shares

(5) Summary of the company that is to become Fullcast's wholly owned subsidiary
Name: Apayours Co., Ltd.
Business activities:
Light work contractor

(Fiscal year ended May 31, 2003)
(Unit: thousands of yen)
<table>
<tr><td>Net sales</td><td>2,178,090</td></tr>
<tr><td>Ordinary income</td><td>33,503</td></tr>
<tr><td>Current net income</td><td>50,762</td></tr>
<tr><td>Total asset</td><td>525,223</td></tr>
<tr><td>Net asset</td><td>263,853</td></tr>
</table>
</td><td></td><td>
2. Stock acquisition rights
The Company's board of directors approved the issuance of stock acquisition rights in the 10th regular general meeting of shareholders on December 20, 2002 in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. This was supposed to take the form of stock options up to 1,200 shares of common stock. However, the board of directors decided not to issue the stock acquisition rights in the form of stock options based upon the said resolution in a board of directors' meeting on November 20, 2003.
The Board of Directors on November 20, 2003 approved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. The resolution passed at the Annual General Meeting of Shareholders held on December 19, 2003.

Details of stock acquisition rights:

(1) Type of shares
Common stock of the Company

(2) Number of shares to be issued under stock acquisition rights
Up to 2,000 shares

(3) Total number of stock acquisition rights to be issued
2,000

(4) Issue price of stock acquisition rights
To be issued without receipt of consideration
</td></tr>
</table>

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		(5) Amount to be paid upon exercise of stock acquisition rights The amount to be paid upon exercise of the stock acquisition rights (the "exercise price) shall be the amount which is equal to the product of the higher price of either the average of daily closing prices of common stock in regular transactions on the Tokyo Stock Exchange market in the month preceding the month in which the stock acquisition rights are issued (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply) and 1.03. Any fraction less than one yen shall be rounded up to the nearest yen. (6) Exercise period Within five years from the date of issuing the rights, the period will be decided at a meeting of the Board of Directors of the Company. (7) Conditions for exercise a. A person granted the stock acquisition rights must be in the position of director, auditor or employee of the Company, its subsidiary or affiliate at the time of exercise of the stock acquisition rights. b. A person granted the stock acquisition rights shall be deemed to maintain the position of director, auditor or employee of the Company, its subsidiary or affiliate, in case the said person loses this position on account of retirement from office or retirement due to the attainment of retirement age. The Conditions regarding the exercise of the rights by the said person follow the contract mentioned in d. c. If a person who was allocated the rights dies, that person's successor will be able to exercise the person's rights. The Conditions regarding the exercise of the rights by the successor follow the contract mentioned in d.

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		d. Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights, in accordance with the resolution of the 11th Annual General Meeting of Shareholders and the meeting of the Board of Directors. (8) Restriction on transfer of stock acquisition rights Transfer of stock acquisition rights shall be subject to approval of the Board of Directors.




SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH., D.C. 185 SECTION

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.



August 11, 2004

Brief Announcement of Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending September 30, 2004

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	Second Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone:	+81-3-3780-9507 +81-3-5778-7564 (Interpreter)
Board meeting for approving:	August 11, 2004
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending September 30, 2004 (October 1, 2003 – June 30, 2004)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Third quarter ended June 2004	34,868	25.0	2,154	27.7	2,161	21.7
Third quarter ended June 2003	27,890	48.8	1,686	73.8	1,776	91.6
Year ended September 2003	37,945	—	2,455	—	2,558	—

	Net income for the third quarter		Net income per share for the third quarter	Diluted net income per share for the third quarter
	Millions of yen	%	Yen	Yen
Third quarter ended June 2004	845	(1.1)	3,147.27	3,133.05
Third quarter ended June 2003	854	198.5	19,575.94	19,454.73
Year ended September 2003	1,196	—	27,373.46	27,118.49

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - Third quarter ended June 2004: 1
   - Third quarter ended June 2003: 5
   - Year ended September 2003: 6
2. Average number of shares outstanding (consolidated)
   - Third quarter ended June 2004: 268,615 shares
   - Third quarter ended June 2003: 43,656 shares
   - Year ended September 2003: 43,715 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter ended June 2004	18,193	10,543	58.0	38,578.09
Third quarter ended June 2003	13,943	8,332	59.8	190,057.46
Year ended September 2003	15,493	8,719	56.3	198,486.00

Note: Number of shares outstanding
As of June 30, 2004: 273,312 shares
As of June 30, 2003: 44,741 shares
As of September 30, 2003: 43,929 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter ended June 2004	(377)	(70)	1,020	5,723
Third quarter ended June 2003	1,019	1,161	(1,669)	4,252
Year ended September 2003	1,545	1,604	(1,741)	5,150

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 6
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 1
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	48,000	3,200	1,300

Reference: Estimated net income per common share for the full year: 4,818.56 yen

Note: Figures stated above are rounded down to the nearest million yen.

Estimated earnings per share for the fiscal year ending September 30, 2004 is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2004 Fiscal Year*" section on page 7.

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

The Fullcast Group attained record consolidated quarterly sales for the third quarter of the fiscal year ending September 30, 2004. It depreciated goodwill involved in turning Apayours Co., Ltd. into its wholly owned subsidiary in a lump, accounting net loss.

(1) Operating Highlights in the Third Quarter

Third Quarter ended June 30, 2004 (April 1, 2003 – June 30, 2004)
Third Quarter ended June 30, 2003 (April 1, 2002 – June 30, 2003)

1) Consolidated operating highlights in the third quarter

(Millions of yen)

Three months ended June 30	2004	2003	YoY change
Net sales	12,287	9,173	33.9%
Operating income	560	456	22.7%
Ordinary income	549	479	14.5%
Current net income	(50)	314	–
Current net income per share	* ¥(184.43)	¥7,179.04	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the third quarter of the fiscal year ending September 30, 2004 the Fullcast Group was able to continue to improve operating results, thanks to an increase in orders from both existing and new client companies. This can be attributed to an expanded demand for outsourcing as development, design, production and physical distribution were spurred in corporate activities by Japanese companies and our efforts to quickly build a better service system nationwide through opening outlets actively and meet demand proactively by taking advantage of the competitiveness of the Group's service and quickly responding to client companies' needs.

Geographically, orders continued to increase from the Tokai and Western Japan regions, where a local economy made a remarkable recovery, from the first half of the fiscal year.

By segment, business performances by all the Spot, Factory and Technology Business segments improved steadily.

Meanwhile, selling, general and administrative expenses (SG&A), centered on personnel expenses, increased as the Fullcast Group opened outlets aggressively. In addition, 317 million yen in amortization of consolidation account adjustment, which was depreciated in a lump as a result of turning Apayours Co., Ltd. into the Company's wholly owned subsidiary through equity swap on June 1, 2004, was recorded as an extraordinary loss.

As a result, net sales increased 33.9% over the same period last year to 12,287 million yen, with operating income rising 22.7% to 560 million yen and current net loss being 50 million yen in the third quarter in review (compared to 314 million yen in surplus the same time last year).

2) Operating highlight in the third quarter by business segment

Spot Business

(Millions of yen)

Three months ended June 30	2004	2003	YoY change
Sales to external customers	7,498	5,366	39.7%
Inter-segment	110	51	113.7%
Total sales	7,608	5,418	40.4%
Operating income	589	441	33.4%
Operating income margin	7.7%	8.2%	–

In the Spot Business area on the outsourcing market due to a change in the profit-earning structure and the employment system, which encourages companies to make effective use of outsourcing instead of having regular employees carry out the entire range of business activities demand continued to grow in various parts of the nation in the third quarter in review, in addition to a steady recovery of the Japanese economy. Under such business circumstances, in order to strengthen the ability to better meet the client company's needs, the Company continued to improve its network of outlets across the nation from the first half of the fiscal year by opening another 53 outlets in the quarter in review. At the end of the reporting quarter there were a total of 180 outlets for the Spot Business across the nation, namely, 174 operated by Fullcast Co., Ltd. and 6 by Fullcast Office Support Co., Ltd., up 104 from the same period last year. On top of this, 24 outlets by Apayours were added, which brought the total to 204 outlets across the nation, up 128 from the same period last year. Thanks to such aggressive placement of outlets, orders increased not only from the existing industries centered on physical distribution/warehouse-related businesses, which handle consumer electronics, beverages and others, but from new clients involved in sales promotion on a nationwide scale as well. As a result, operating results grew.

By region, orders from the Tokai and Chugoku regions increased in particular.

Furthermore, the number of client companies, which adopted the high-quality solution unique to the Group aimed at promoting qualitative improvements to help them improve operational efficiency, rose smoothly. This underpinned the results in the third quarter in review, though it had traditionally been a slack business season.

Meanwhile, in terms of SG&A, despite several factors to diminish income, including the cost of opening outlets and staffing actively as a result of that, the Group made effective use of information technology in recruiting staffs efficiently. Thereby, it was able to restrain the cost of employing registered staffs.

As a result, segment sales increased 40.4% from a year earlier to 7,608 million yen, with operating income rising 33.4% to 589 million yen.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

Three months ended June 30	2004	2003	YoY change
Sales to external customers	3,043	2,503	21.6%
Inter-segment	4	13	(67.5%)
Total sales	3,047	2,516	21.1%
Operating income	85	76	12.0%
Operating income margin	2.8%	3.0%	–

In the Factory Business segment in the wake of the lifting of a ban on dispatching workers to production line work under the revised Worker Dispatch Law, which took effect as from March 1, 2004, Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd. made available the system, which allows a client company to choose between dispatching of temporary staffs and providing work by contract; thereby meeting its needs better.

Fullcast Factory, a specialist company that provides production line work for industries other than the automotive industry, saw orders from production lines for high-performance cellular phones with camera functionality and digital consumer electronics, such as DVD recorders with HDD or thin-type televisions, remained brisk from the first half of the fiscal year. In addition, orders from the food and beverage industries increased. Similarly, business performance by Fullcast Central, a specialist company the provides production line work for the automotive industry, grew further, thanks to a steady increase in orders not only from its main clients, but from new client companies as well.

In terms of SG&A, foreseeing the future expansion of business, the Company beefed up staffing actively. In consequence, personnel expenses increased and the cost of hiring also rose because recruiting activities became increasingly difficult as employment conditions became better and better.

As a result, segment sales increased 21.1% from the same period of the preceding year to 3,047 million yen, with operating income rising 12.0% to 85 million yen.

At the end of the reporting quarter there were a total of 42 outlets across the nation for the Spot Business, namely, 24 operated by Fullcast Factory, up 6 from the same period last year, and 18 by Fullcast Central, up 6.

Technology Business

(Millions of yen)

Three months ended June 30	2004	2003	YoY change
Sales to external customers	1,651	1,175	40.5%
Inter-segment	8	3	139.3%
Total sales	1,660	1,179	40.8%
Operating income	51	70	(26.9%)
Operating income margin	3.1%	6.0%	–

In the Technology Business, which is mainly specialized in dispatching technical experts, with a growing demand for semiconductors, personal computers and liquid crystal digital-related items as the backdrop, the information technology and electronics industries actively invested in research and development and plant and equipment. For this reason, there was a growing demand for technical experts. Against such background, the Company was able to assign 152 newly graduated engineers early. As a result, the utilization rate of engineers rose to 93.0% in the quarter in review. In this third quarter, due to the fact that personnel expenses incurred while newly graduates were trained bore down on profit earning, operating income fell temporarily. The unit cost of order continued to rise from the second quarter.

As a result, segment sales increased 40.8% from the same time last year to 1,660 million yen and operating income was 51 million yen, down 26.9% from the same time last year.

(2) Nine Months Consolidated Business Results Highlights Ending June 30, 2004

First quarter to Third quarter for FY 2004 (October 1, 2003 – June 30, 2004)
First quarter to Third quarter for FY 2003 (October 1, 2002 – June 30, 2003)

1) Consolidated

(Millions of yen)

	2004 (9 months)	2003 (9 months)	YoY change
Net sales	34,868	27,890	25.0%
Operating income	2,154	1,686	27.7%
Ordinary income	2,161	1,776	21.7%
Current net income	845	854	(1.1%)
Current net income per share	¥3,147.27	¥19,575.94	–

* As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share for nine months was calculated on the assumption that the stock split was carried out at the beginning of the period.

2) By business segment

Spot Business

(Millions of yen)

	2004 (9 months)	2003 (9 months)	YoY change
Sales to external customers	21,278	16,548	28.6%
Inter-segment sales	254	283	(10.3%)
Total sales	21,532	16,831	27.9%
Operating income	2,077	1,725	20.3%
Operating income margin	9.6%	10.3%	–

Factory Business

(Millions of yen)

	2004 (9 months)	2003 (9 months)	YoY change
Sales to external customers	8,938	7,766	15.1%
Inter-segment sales	30	28	6.5%
Total sales	8,968	7,795	15.1%
Operating income	371	357	4.0%
Operating income margin	4.1%	4.6%	–

Technology Business

(Millions of yen)

	2004 (9 months)	2003 (9 months)	YoY change
Sales to external customers	4,329	3,105	39.4%
Inter-segment sales	49	42	15.4%
Total sales	4,379	3,148	39.1%
Operating income	141	57	148.1%
Operating income margin	3.2%	1.8%	–

(3) Outlook for the September 2004 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2004 and current status
(October 1, 2003 – September 30, 2004)

(Millions of yen)

	Q1 to Q3	Original projection for the fiscal year	Rate of progress
Net sales	34,868	48,000	72.6%
Ordinary income	2,161	3,200	67.6%
Current net income	845	1,300	65.0%

Reference: Estimated current net income per share (full year): 4,818.56 yen

* Estimated current net income per share was calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), and stock split, which was implemented on May 20, 2004 (on a two-for-one stock split basis), were implemented at the beginning of the accounting period.

Reference: Changes in consolidated business results forFY 2003 ending September30, 2003

(Millions of yen)

	1st Quarter Oct. – Dec. 2002	2nd Quarter Jan. – Mar. 2003	3rd Quarter Apr. – June 2003	Q1 to Q3	4th Quarter July – Sep. 2003	Full year
Net sales	9,066	9,650	9,173	27,890	10,054	37,945
Ordinary income	672	624	479	1,776	782	2,558
Current net income	331	208	314	854	342	1,196
Contributing ratio of current net income	23.9%	25.4%	24.2%	73.5%	26.5%	–

The Group expects to post consolidated net sales of 48,000 million yen, up 26.5% from a year earlier, consolidated ordinary income of 3,200 million yen, up 25.1%, and consolidated current net income of 1,300 million yen, up 8.6%, for the fiscal year ending September 30, 2004. Given the fact that as it stands, orders received are increasingly steadily, the projection for operating results the Company announced on May 10, 2004 remains unchanged.

The outlook by business segment is as follows:

1) Spot Business

In the Spot Business segment, thanks to our vigorous efforts to open outlets across the nation, those placed by the third quarter in review can be expected to begin contributing to operating results in the fourth quarter.

By industry, while orders from the amusement industry can be expected to continue to grow as the Company took Apayours Co., Ltd. under its wing, those not only from the physical distribution/warehouse industries, but from the advertising, event management and food industries will likely continue to increase as well.

Furthermore, Fullcast Office Support Co., Ltd. can expect orders for the Japanese version of PEO* to increase.

At the same time, Apayours, which became the Company's wholly owned subsidiary through equity swap, will work on rebuilding its profit-earning structure through deploying the system and reviewing expenses and others.

2) Factory Business

In the Factory Business segment orders can be expected to grow steadily from the manufacturing sector, which is the segment's main client. Also in the automotive industry, thanks to strong production trends among client companies, our operating results can be expected to grow further.

3) Technology Business

In the Technology Business segment the unit of dispatching technical experts can be expected to continue to grow steadily, serving as an engine of growth in operating results. Not only Fullcast Technology, but also the unit of dispatching engineers to the auto industry by Fullcast Central will likely expand, which can be expected to contribute to boosting profit as well.

*The Japanese version of professional employer organization (PEO) is a new business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. In the United States, PEO has spread rapidly and been established as an employment system. The Company adapted it to the Japanese actual business climate in compliance with the relevant laws and regulations.

Concept of the Japanese version of PEO


Worker dispatch contract
Client
Fullcast Office Support
Payment of worker dispatch fee
Professional jobs
Know-how
Provision of labor
Direction/order
Payment of salary
Transfer
Temporary hiring contract
Staffs
Those seeking professional jobs

PEO (Professional Employer Organization) established in the U.S.

The PEO is a form of joint employment, which was created in the U.S. about 10 years ago and has been spreading rapidly. In accordance with a contract between a company and a PEO, they become a joint employer. While the PEO deals with various businesses involved in employment (the function of dealing with personnel/general affairs, such as income taxes or insurance) as the secondary employer, the company gives business direction or order and has authority over personnel issues as the primary employer. Salaries of employees will be paid by the PEO. Since in principle the PEO improves fringe benefits for employees at low cost with long-term employment as a precondition, it spread primarily among small- and medium-size companies first. It has come to be introduced by large companies as well by now. In the U.S. the size of the PEO market has grown at an annual rate of more than 30% and reached 72 billion dollars in 2003 (a little more than 7 trillion yen) and it is said to account for approx. 35% of sales by the human resources business segment (according to a projection by Staffing Industry Analysts, Inc.). Given the fact that the

National Association of Professional Employer Organization has already been established in the U.S., it has gained adequate social recognition as well.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:

   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure)/Prior fiscal year figure x 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock/ Estimated number of common stocks outstanding during the fiscal year ending September 30, 2004

Reference: Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – June 2004	July – Sep. 2004	Ending Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	–	34,868
Gross profit	3,224	3,265	3,366	–	9,855
Operating income	813	781	560	–	2,154
Ordinary income	821	791	549	–	2,161
Income before income taxes and minority interests	824	815	223	–	1,863
Net income	415	479	(50)	–	845
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	(184.43)	–	3,147.27
Diluted net income per share	3,124.52	3,592.60	–	–	3,133.05
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	–	18,193
Shareholders' equity	9,274	10,049	10,543	–	10,543
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	–	38,578.09
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(1,384)	900	106	–	(377)
Cash flows from investing activities	(187)	(17)	133	–	(70)
Cash flows from financing activities	1,158	(778)	640	–	1,020
Cash and cash equivalents at end of period	4,737	4,842	5,723	–	5,723

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ending September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per share for the 3rd quarter is not reported since there is no outstanding potential stock.

Fiscal year ended September 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2002	Jan. – Mar. 2003	Apr. – June 2003	July – Sep. 2003	Ending Sep. 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	9,066	9,650	9,173	10,054	37,945
Gross profit	2,652	2,821	2,586	2,938	10,998
Operating income	637	592	456	768	2,455
Ordinary income	672	624	479	782	2,558
Income before income taxes and minority interests	672	547	603	729	2,552
Net income	331	208	314	342	1,196
	Yen	Yen	Yen	Yen	Yen
Net income per share	7,637.99	4,764.38	7,179.04	7,792.92	27,373.46
Diluted net income per share	–	4,754.38	7,098.50	7,710.87	27,118.49
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	14,766	15,963	13,943	15,493	15,493
Shareholders' equity	7,707	8,029	8,332	8,719	8,719
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	177,402.01	183,441.13	190,057.46	198,486.00	198,486.00
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(478)	822	675	526	1,545
Cash flows from investing activities	(196)	(287)	1,644	443	1,604
Cash flows from financing activities	584	(499)	(1,754)	(71)	(1,741)
Cash and cash equivalents at end of period	3,650	3,686	4,252	5,150	5,150

Note: Diluted net income per share (for the 1st quarter of 2003) is not reported since there is no outstanding potential stock.

Reference: Changes in Quarterly Business Results by Business Segment

Fiscal year ending September 2004 (October 1, 2003 – September 30, 2004)
Fiscal year ended September 2003 (October 1, 2002 – September 30, 2003)

(Millions of yen)

	Spot Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**7,009**	**6,770**	**7,498**	**–**	**21,278**
	(2) Inter-segment sales or the amount of transfers	**54**	**88**	**110**	**–**	**254**
	Total	**7,064**	**6,859**	**7,608**	**–**	**21,532**
	Operating expenses	**6,270**	**6,165**	**7,019**	**–**	**19,455**
	Operating income or loss	**794**	**693**	**589**	**–**	**2,077**
	Operating income margin	**11.2%**	**10.1%**	**7.7%**	**–**	**9.6%**
Fiscal year ended September 2003	(1) Sales to external customers	5,626	5,555	5,366	5,657	22,205
	(2) Inter-segment sales or the amount of transfers	129	102	51	99	382
	Total	5,755	5,657	5,418	5,756	22,588
	Operating expenses	5,047	5,081	4,976	5,212	20,318
	Operating income or loss	708	575	441	544	2,269
	Operating income margin	12.3%	10.2%	8.2%	9.5%	10.0%

	Factory Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**2,898**	**2,996**	**3,043**	**–**	**8,938**
	(2) Inter-segment sales or the amount of transfers	**15**	**10**	**4**	**–**	**30**
	Total	**2,914**	**3,006**	**3,047**	**–**	**8,968**
	Operating expenses	**2,775**	**2,859**	**2,961**	**–**	**8,596**
	Operating income or loss	**138**	**147**	**85**	**–**	**371**
	Operating income margin	**4.8%**	**4.9%**	**2.8%**	**–**	**4.1%**
Fiscal year ended September 2003	(1) Sales to external customers	2,458	2,804	2,503	2,946	10,713
	(2) Inter-segment sales or the amount of transfers	8	6	13	11	39
	Total	2,466	2,811	2,516	2,957	10,752
	Operating expenses	2,367	2,630	2,440	2,721	10,158
	Operating income or loss	99	181	76	236	594
	Operating income margin	4.0%	6.4%	3.0%	8.0%	5.5%

	Technology Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**1,233**	**1,444**	**1,651**	**–**	**4,329**
	(2) Inter-segment sales or the amount of transfers	**–**	**41**	**8**	**–**	**49**
	Total	**1,233**	**1,485**	**1,660**	**–**	**4,379**
	Operating expenses	**1,222**	**1,407**	**1,608**	**–**	**4,237**
	Operating income or loss	**11**	**78**	**51**	**–**	**141**
	Operating income margin	**0.9%**	**5.3%**	**3.1%**	**–**	**3.2%**
Fiscal year ended September 2003	(1) Sales to external customers	887	1,042	1,175	1,207	4,313
	(2) Inter-segment sales or the amount of transfers	24	14	3	446	489
	Total	911	1,057	1,179	1,653	4,802
	Operating expenses	942	1,040	1,108	1,509	4,600
	Operating income or loss	(30)	17	70	144	201
	Operating income margin	(3.4%)	1.6%	6.0%	8.7%	4.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY 2004	18,193	10,543	58.0	38,578.09
Third quarter of FY 2003	13,943	8,332	59.8	190,057.46

* Shares in the Company were split up on a one-for-three stock split basis as of November 20, 2003.

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
Total amount for FY 2004	(377)	(70)	1,020	5,723
Total amount for FY 2003	1,019	1,161 .	(1,669)	4,252
(Reference)				
Third quarter ended June 2004	106	133	640	5,723
Third quarter ended June 2003	675	1,644	(1,754)	4,252

Changes in consolidated financial condition

At the end of the third quarter of the current accounting period, cash and cash equivalents totaled 5,723 million yen, 1,470 million yen more than the previous year.

Cash flows from operating activities

Net cash used in operating activities in the third quarter of the current accounting period was ¥377 million, compared with 1,019 million yen gained in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was 1,863 million yen, trade receivable increased 522 million yen (trade payable increased 162 million yen) and income tax paid was 1,866 million yen.

Cash flows from investing activities

Net cash used in investing activities was 70 million yen, compared with 1,161 million yen used in the previous year.

This was mainly due to the fact that net income to acquire the shares of newly consolidated subsidiaries subject to change in scope of consolidation were 221 million yen, expenditures incurred to acquire tangible fixed assets as we opened outlets were 225 million yen and those incurred to acquire intangible fixed assets, such as software, were 172 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 1,020 million yen, compared with 1,669 million yen used in the previous year.

The main reason was that while payments of dividends were 310 million yen and repayments of long-term borrowing were 206 million yen, short-term borrowing decreased 1,245 million yen and revenues from the issuance of shares through the exercise of incentive warrants were 349 million yen.

2. Consolidated Financial Statements for the Third Quarter

(1) Consolidated Balance Sheet for the Third Quarter

(Thousands of yen)

			As of June 30, 2004			As of June 30, 2003			As of September 30, 2003	
		Amount		%	Amount		%	Amount		%
Assets										
I Current assets										
1 Cash and deposits			5,245,581			3,752,194			4,650,781	
2 Trade notes and accounts receivables			5,948,485			4,365,279			5,018,484	
3 Securities			799,421			900,843			801,233	
4 Inventories			82,120			59,703			70,665	
5 Other current assets			738,394			919,657			576,139	
Allowance for doubtful accounts			(67,496)			(62,715)			(56,894)	
Total current assets			12,746,507	70.1		9,934,962	71.3		11,060,408	71.4
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings and structures	*1	508,450			544,638			557,871		
Accumulated depreciation		146,390	362,060		141,396	403,241		125,378	432,493	
(2) Machinery and vehicles		43,996			26,438			25,900		
Accumulated depreciation		24,826	19,170		11,391	15,047		12,791	13,108	
(3) Furniture and fixtures		611,554			363,273			370,929		
Accumulated depreciation		273,992	337,562		183,138	180,135		195,676	175,253	
(4) Land	*1		606,469			606,469			606,469	
(5) Constriction in progress			3,279			3,620			9,720	
Total tangible fixed assets			1,328,541	7.3		1,208,513	8.6		1,237,044	8.0
2 Intangible fixed assets										
(1) Software			692,576			316,249			644,336	
(2) Other			88,831			333,574			58,262	
Total intangible fixed assets			781,407	4.3		649,824	4.7		702,598	4.5
3 Investment and other assets										
(1) Investment securities	*2		1,283,598			524,435			601,649	
(2) Insurance reserve fund			997,657			730,629			809,927	
(3) Other			1,105,320			930,275			1,118,276	
Allowance for doubtful accounts			(49,123)			(35,538)			(36,355)	
Total investment and other assets			3,337,453	18.3		2,149,802	15.4		2,493,497	16.1
Total fixed assets			5,447,402	29.9		4,008,139	28.7		4,433,139	28.6
III Deferred assets										
1 Discount on bond			—			24			16	
Total deferred assets			—	—		24	0.0		16	0.0
Total assets			18,193,909	100.0		13,943,127	100.0		15,493,565	100.0

(Thousands of yen)

		As of June 30, 2004		As of June 30, 2003		As of September 30, 2003	
		Amount	**%**	Amount	%	Amount	%
	Liabilities						
I	Current liabilities						
1	Short-term borrowings *1	**2,290,034**		900,000		900,000	
2	Current portion of long-term debt *1	**174,565**		289,245		247,314	
3	Accounts payable-other	**2,267,472**		1,785,115		2,059,843	
4	Accrued expenses payable	**1,057,341**		—		810,182	
5	Income taxes payable	**225,185**		609,925		1,162,544	
6	Accrued bonuses	**269,319**		209,052		449,017	
7	Other current liabilities	**343,955**		909,433		304,446	
	Total current liabilities	**6,627,873**	**36.4**	4,702,771	33.7	5,933,348	38.3
II	Fixed liabilities						
1	Long-term debt *1	**286,040**		419,605		373,386	
2	Allowance for employee retirement benefits	**292,362**		278,561		257,081	
3	Allowance for officers' retirement benefits	**2,728**		1,440		1,739	
4	Other fixed liabilities	**256,058**		90,314		70,189	
	Total fixed liabilities	**837,189**	**4.6**	789,920	5.7	702,395	4.5
	Total liabilities	**7,465,063**	**41.0**	5,492,692	39.4	6,635,744	42.8
	Minority interests						
	Minority interests	**184,977**	**1.0**	118,125	0.8	138,529	0.9
	Shareholders' equity						
I	Common stock	**3,464,100**	**19.0**	3,276,150	23.5	3,289,350	21.3
II	Capital surplus	**3,018,338**	**16.6**	2,501,009	17.9	2,514,473	16.2
III	Retained surplus	**3,799,403**	**20.9**	2,922,970	21.0	3,264,994	21.1
IV	Net unrealized holding gains on securities	**452,135**	**2.5**	13,146	0.1	31,440	0.2
V	Treasury stock	**(190,108)**	**(1.0)**	(380,966)	(2.7)	(380,966)	(2.5)
	Total shareholder's equity	**10,543,868**	**58.0**	8,332,308	59.8	8,719,291	56.3
	Total liabilities, minority interests and shareholders' equity	**18,193,909**	**100.0**	13,943,127	100.0	15,493,565	100.0

(2) Consolidated Profit and Loss Statement for the Third Quarter

(Thousands of yen)

	October 1, 2003 to June 30, 2004			October 1, 2002 to June 30, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
I Net sales		34,868,629	100.0		27,890,890	100.0		37,945,412	100.0
II Cost of sales		25,012,940	71.7		19,830,482	71.1		26,946,684	71.0
Gross profit		9,855,688	28.3		8,060,407	28.9		10,998,727	29.0
III Selling, general and administrative expenses *1		7,701,057	22.1		6,373,638	22.8		8,543,412	22.5
Operating income		2,154,631	6.2		1,686,769	6.1		2,455,315	6.5
IV Non-operating income									
1 Interest income	5,012			31,857			42,831		
2 Rental income	17,006			69,699			77,268		
3 Profit on investment in silent partner	33,004			42,666			57,746		
4 Equity in earnings of affiliates	1,009			5,364			6,721		
5 Other	49,306	105,338	0.3	38,838	188,426	0.7	79,208	263,775	0.7
V Non-operating expenses									
1 Interest expense	24,083			45,584			53,003		
2 Amortization of software	2,510			7,500			10,000		
3 Other	71,602	98,195	0.3	45,925	99,010	0.4	97,428	160,432	0.4
Ordinary income		2,161,774	6.2		1,776,184	6.4		2,558,658	6.8
VI Extraordinary income									
1 Gain on sale of fixed assets *2	16			109,486			109,486		
2 Gain on sale of investment securities	29,161			284			30,685		
3 Reversal of allowances for doubtful accounts	12,867			2,333			6,424		
4 Reversal of allowances for employee retirement benefits	—			—			14,906		
5 Reversal of allowances for officers' retirement benefits	—			648			648		
6 Life insurance surrendered value	—	42,045	0.1	4,806	117,559	0.4	4,806	166,958	0.4
VII Extraordinary loss									
1 Loss on sales of fixed assets *3	—			341			341		
2 Loss on disposal of fixed assets *4	3,521			27,012			28,081		
3 Loss on sale of investment securities	314			3,225			3,318		
4 Loss on valuation of investment securities	11,109			24,064			43,567		
5 Loss on insurance cancellation	7,188			—			—		
6 Loss on relocation of the head office *5	—			—			81,955		
7 Penalty *6	—	—	—	16,001			16,001		
8 Consolidated adjustable accounts	317,708	339,843	1.0	—	70,645	0.3	—	173,266	0.5

	October 1, 2003 to June 30, 2004			October 1, 2002 to June 30, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
Income before income taxes and minority interests		**1,863,977**	**5.3**		1,823,098	6.5		2,552,349	6.7
Current income taxes	**847,864**			930,700			1,479,602		
Deferred income taxes	**116,188**	**964,052**	**2.8**	(18,124)	912,576	3.2	(207,058)	1,272,543	3.4
Minority interests (or loss)		**54,516**	**0.1**		55,914	0.2		83,175	0.2
Net income		**845,407**	**2.4**		854,607	3.1		1,196,630	3.1

(3) Consolidated Retained Surplus Statement for the Third Quarter

(Thousands of yen)

		October 1, 2003 to June 30, 2004		October 1, 2002 to June 30, 2003		October 1, 2002 to September 30, 2003	
		Amount		Amount		Amount	
	Capital surplus						
I	Capital surplus at beginning of period	**2,514,473**	**2,514,473**	2,486,474	2,486,474	2,486,474	2,486,474
II	Increase in capital surplus						
1	New stock issuance	**178,245**		14,535		27,999	
2	Issuance of shares in connection with acquisition	**325,620**	**503,865**	—	14,535	—	27,999
III	Capital surplus at end of period		**3,018,338**		2,501,009		2,514,473
	Retained surplus						
I	Retained surplus at beginning of period	**3,264,994**	**3,264,994**	2,199,480	2,199,480	2,199,480	2,199,480
II	Increase in retained surplus						
1	Net income	**845,407**		854,607		1,196,630	
2	Increase in retained surplus for merger of consolidated subsidiary	—		24,763		24,763	
3	Increase in retained surplus on exclusion of equity method	—	**845,407**	—	879,370	0	1,221,395
III	Decrease in retained surplus						
1	Dividends paid	**310,998**		108,943		108,943	
2	Loss on disposal of treasury stock	—	**310,998**	46,938	155,881	46,938	155,881
IV	Retained surplus at end of period		**3,799,403**		2,922,970		3,264,994

(4) Consolidated Cash Flows Statement for the Third Quarter

(Thousands of yen)

		October 1, 2003 to June 30, 2004	October 1, 2002 to June 30, 2003	October 1, 2002 to September 30, 2003
		Amount	Amount	Amount
I	Cash flows from operating activities			
1	Income before income taxes and minority interests	1,863,977	1,823,098	2,552,349
2	Depreciation and amortization	212,433	176,149	237,265
3	Increase (decrease) in allowance for doubtful accounts	(13,495)	21,201	16,196
4	Increase (decrease) in allowance for bonuses	(185,367)	(104,414)	135,550
5	Increase in allowance for employee retirement benefits	35,280	49,989	28,509
6	Increase (decrease) in allowance for officers' retirement benefits	989	(962)	(663)
7	Interest and dividend income	(9,286)	(32,002)	(42,976)
8	Interest expenses	24,083	45,584	53,003
9	Gain on sale of fixed assets	(16)	(109,486)	(109,486)
10	Loss on sales of fixed assets	—	341	341
11	Loss on disposal of fixed assets	3,521	27,012	49,292
12	New stock issue expenses and amortization of discount on bonds	6,078	135	753
13	Profit on investment in anonymous partnerships	(33,004)	(42,666)	(57,746)
14	Gain from sales of investment securities	(29,161)	—	(30,685)
15	Loss on valuation of investment securities	11,109	24,064	43,567
16	Amortization of goodwill	6,388	6,136	8,717
17	Amortization of consolidated adjustment accounts	319,040	9,023	29,166
18	Equity in earnings of affiliates	(1,009)	(5,364)	(6,721)
19	Increase in trade receivable	(522,354)	(435,516)	(1,089,832)
20	Increase in inventories	(9,669)	(18,059)	(29,020)
21	Increase in trade payable	162,257	274,136	286,790
22	Increase in insurance reserve fund	(186,514)	—	(158,977)
23	Other	(150,660)	115,742	428,824
	Subtotal	1,504,620	1,824,144	2,344,220
24	Interest and dividend received	8,825	27,539	37,838
25	Interest paid	(23,780)	(43,423)	(50,733)
26	Income taxes paid	(1,866,726)	(789,234)	(785,495)
	Net cash provided by (used in) operating activities	(377,060)	1,019,025	1,545,830

		October 1, 2003 to June 30, 2004	October 1, 2002 to June 30, 2003	October 1, 2002 to September 30, 2003
		Amount	Amount	Amount
II	Cash flows from investing activities			
1	Purchase of time deposits	**(13,410)**	—	—
2	Purchase of securities	**(298,540)**	(299,700)	(299,700)
3	Proceeds from sales of securities	**300,000**	—	200,000
4	Purchase of tangible fixed assets	**(225,780)**	(178,587)	(188,696)
5	Proceeds from sales of tangible fixed assets	**65,021**	1,959,759	1,959,759
6	Purchase of intangible fixed assets	**(172,634)**	(210,569)	(294,696)
7	Proceeds from sales of intangible fixed assets	**6,221**	—	—
8	Purchase of investment securities	**(4,550)**	(117,474)	(323,934)
9	Proceeds from sales of investment securities	**52,081**	9,269	80,577
10	Purchase of shares in subsidiary	**(1,400)**	—	(27,000)
11	Net income to acquire the shares of newly consolidated subsidiaries subject to change in scope of consolidation *2	**221,201**	—	—
12	Advanced for loans receivable	**(36,679)**	(5,330)	(6,630)
13	Collection on loans receivable	**37,696**	4,191	504,973
14	Other	**(10)**	(330)	(329)
	Net cash provided by (used in) investing activities	**(70,783)**	1,161,228	1,604,324
III	Cash flows from financing activities			
1	Increase (decrease) in short-term borrowings	**1,245,034**	(429,100)	(429,100)
2	Proceeds from long-term debt	—	200,000	200,000
3	Repayments of long-term debt	**(206,995)**	(1,398,306)	(1,486,456)
4	Expenditure on redemption of corporate bonds	**(9,900)**	—	—
5	Issuance of common stock	**349,500**	28,500	54,900
6	Proceeds from sales of treasury stock	—	80,050	80,050
7	Payments of dividends	**(310,344)**	(108,943)	(107,156)
8	Payments of dividends to minority shareholders	**(8,000)**	—	—
9	Other	**(39,150)**	(42,042)	(53,361)
	Net cash provided by (used in) financing activities	**1,020,143**	(1,669,840)	(1,741,123)
IV	Exchange gain/loss on cash and cash equivalents	**8**	—	—
V	Net increase (decrease) in cash and cash equivalents	**572,308**	510,413	1,409,030
VI	Cash and cash equivalents at beginning of period	**5,150,894**	3,741,864	3,741,864
VII	Cash and cash equivalents at end of period *1	**5,723,203**	4,252,277	5,150,894

Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all six of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through stock exchange as of June 1, 2004 in the third quarter of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the third quarter of the current consolidated fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. (Equity methods are applied to all affiliates) Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following two affiliates accounted for by the equity method. (Equity methods are applied to all affiliates) Adgrams Inc. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. (Equity methods are applied to all affiliates) Neo Career Inc. Adgrams Inc. sold parts of its shares on September 24, 2003. Due to its declined stockholding ratio as a result, it was excluded from the application of the equity method as of the same date.

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(2) —	(2) In case of the quarterly settlement date of the affiliates differs from ours, financial statements of their provisional settlement which is based on a half-years one are used as of the date of ending our third quarter.	(2) —
3. Matters concerning settlement date of consolidated subsidiaries	The following is a subsidiary whose account settlement date for the third quarter is different from the consolidated account settlement date for the third quarter. Company name / Account settlement date Apayours Co., Ltd. / May 31 Consolidated financial statements are based on those temporarily closed pursuant to the final settlement of accounts as of the consolidated account settlement date. For your reference, at the general shareholders' meeting held on July 29, 2004, our account settlement date has been changed to September 30.	The third quarter settlement date of the consolidated subsidiaries are the same as the third quarter settlement date of the Company.	The fiscal year settlement date of the consolidated subsidiaries are the same as the settlement date of the Company.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the third quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.)	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the third quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss.

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
	Securities without market quotations Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method. c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	*Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.	*Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-10 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.	(3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.
	(4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.
	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the third quarter among the estimated amount for the fiscal year.	b. Accrued bonuses Same as on the left.	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period.
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the third quarter based on projected benefit obligations and pension assets at the end of the third quarter. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the third quarter based on projected benefit obligations and pension assets at the end of the third quarter. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (Additional information) As for one of the consolidated affiliates, to allow the provision of

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
			retirement benefits for employees, the amount that can be acknowledged to be accrued at end of this consolidated fiscal year had been appropriated based upon estimated amounts of retirement benefit debts and pension funds at end of this consolidated fiscal year. However, the board of directors decided to abolish this retirement benefit program on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at end of this consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.
	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the third quarter pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits Same as on the left.	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits.
	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the third quarter settlement date. Translation gain or loss is accounted as profit or loss.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year settlement date. Translation gain or loss is accounted as profit or loss.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges a. Hedge accounting method	(7) Accounting for major hedges a. Hedge accounting method	(7) Accounting for major hedges a. Hedge accounting method

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
	The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	Same as on the left.	Same as on the left.
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.
	(8) Other significant accounting policies in the preparation of quarterly consolidated financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	(8) Other significant accounting policies in the preparation of quarterly consolidated financial statements *Accounting for consumption taxes* Same as on the left.	(8) Other significant accounting policies in the preparation of consolidated financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on quarterly	They consists of vault cash, deposits that can be withdrawn on demand, and short-term	Same as on the left.	Same as on the left.

Item	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
consolidated cash flows statements	investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.		

Reclassifications

Item	October 1, 2003 – June 30, 2004	October 1, 2002 – June 30, 2003
Accrued expenses payable	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the third quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the third quarter of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the third quarter of the previous fiscal year was ¥556,011 thousand.	—
Proceeds from sale of investment securities	"Proceeds from sale of investment securities," reported as a component of "Other" in cash flows from operating activities in the third quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the third quarter of the current consolidated fiscal year, given that the amount of "Proceeds from sale of investment securities" has increased materiality of impact on consolidated financial statements. The "Proceeds from sale of investment securities" for the third quarter of the previous fiscal year were ¥284 thousand.	—
Increase in insurance reserve fund	"Increase in insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the third quarter of the previous consolidated fiscal year, is reclassified an listed separately as from the third quarter of the current consolidated fiscal year, given that the amount of "Increase in insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increase in insurance reserve fund" for the third quarter of the previous fiscal year was ¥79,680 thousand.	—

Notes on Financial Statements

Notes on consolidated balance sheet for the third quarter

(Thousands of yen)

<table>
<tr><th>As of June 30, 2004</th><th>As of June 30, 2003</th><th>As of September 30, 2003</th></tr>
<tr><td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 235,354
Land 606,469
Total 841,823

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,100,000
Long-term debt 342,228
[Current portion of long-term debt] [75,568]
Total 1,442,228</td><td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 245,786
Land 606,469
Total 852,255

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 600,000
Long-term debt 432,787
[Current portion of long-term debt] [90,559]
Total 1,032,787</td><td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 243,091
Land 606,469
Total 849,560

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 500,000
Long-term debt 408,894
[Current portion of long-term debt] [85,558]
Total 908,894</td></tr>
<tr><td>*2.
—</td><td>*2.
—</td><td>*2. Non-consolidated subsidiary and affiliate stock includes the following:
Investment securities 9,791</td></tr>
<tr><td>*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eight banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this third quarter is as follows:

Limit of overdraft account 6,300,000
Borrowing 1,800,000
Balance 4,500,000</td><td>*3.
—</td><td>*3. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with seven banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:
Limit of overdraft account 3,700,000
Borrowing 800,000
Balance 2,900,000</td></tr>
</table>

Notes on consolidated profit and loss statement for third quarter

(Thousands of yen)

<table>
<tr><th>Oct. 1, 2003 – Jun. 30, 2004</th><th>Oct. 1, 2002 – Jun. 30, 2003</th><th>Oct. 1, 2002 – Sep. 30, 2003</th></tr>
<tr><td>*1. Significant components of selling, general and administrative expenses
Salaries and wages 2,303,743
Miscellaneous wages 1,195,347
Legal welfare 330,264
Provision of accrued bonuses 155,876
Retirement benefit expenses 117,753
Provision of allowance for officers' retirement benefit 989
Communications expenses 346,495
Advertisement and sales promotion 102,462
Travel and transportation 381,177
Rents 648,097
Depreciation and amortization 184,263
Recruitment expense 564,080
Provision of allowance for doubtful accounts 26,280</td><td>*1. Significant components of selling, general and administrative expenses
Salaries and wages 1,896,808
Miscellaneous wages 989,969
Legal welfare 304,324
Provision of accrued bonuses 131,456
Retirement benefit expenses 143,432
Provision of allowance for officers' retirement benefit 896
Communications expenses 282,735
Advertisement and sales promotion 149,337
Travel and transportation 304,111
Rents 463,374
Depreciation and amortization 162,559
Recruitment expense 384,929
Provision of allowance for doubtful accounts 38,008</td><td>*1. Significant components of selling, general and administrative expenses
Salaries and wages 2,466,512
Miscellaneous wages 1,335,796
Legal welfare 399,544
Provision of accrued bonuses 277,718
Retirement benefit expenses 171,175
Provision of allowance for officers' retirement benefit 1,195
Communications expenses 374,057
Advertisement and sales promotion 158,702
Travel and transportation 421,603
Rents 644,452
Depreciation and amortization 219,535
Recruitment expense 529,884
Provision of allowance for doubtful accounts 40,694</td></tr>
<tr><td>*2. Significant components of gain on sale of fixed assets
Furniture and fixtures 16</td><td>*2. Significant components of gain on sale of fixed assets
Machinery and vehicles 666
Furniture and fixtures 3,033
Land 105,786
Total 109,486</td><td>*2. Significant components of gain on sale of fixed assets
Machinery and vehicles 666
Furniture and fixtures 3,033
Land 105,786
Total 109,486</td></tr>
<tr><td>*3.
—</td><td>*3. Significant components of loss on sale of fixed assets
Machinery and vehicles 341</td><td>*3. Significant components of loss on sale of fixed assets
Machinery and vehicles 341</td></tr>
<tr><td>*4. Significant components of loss on disposal of fixed assets
Buildings and structures 342
Machinery and vehicles 799
Furniture and fixtures 2,380
Total 3,521</td><td>*4. Significant components of loss on disposal of fixed assets
Buildings and structures 370
Machinery and vehicles 5,103
Furniture and fixtures 3,710
Software 17,828
Total 27,012</td><td>*4. Significant components of loss on disposal of fixed assets
Buildings and structures 370
Machinery and vehicles 5,164
Furniture and fixtures 4,718
Software 17,828
Total 28,081</td></tr>
<tr><td>*5.
—</td><td>*5.
—</td><td>*5. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets.
The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below:
Buildings and structures 20,543
Furniture and fixtures 667
Total 21,210</td></tr>
<tr><td>*6.
—</td><td>*6. Penalty on lump-sum advance repayment of debt</td><td>*6. Penalty on lump-sum advance repayment of debt</td></tr>
</table>

Notes on consolidated cash flows statement for third quarter

(Thousand of yen)

Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements Cash and deposits 5,245,581 Fixed deposits with original maturities of over 3 months (22,410) Money Management Fund 300,017 Free Financial Fund 200,014 Cash and cash equivalents 5,723,203	*1. Reconciliation of the third quarter consolidated balance sheet items to cash and cash equivalents in the third quarter consolidated cash flows statements Cash and deposits 3,752,194 Money Management Fund 300,076 Free Financial Funds 200,006 Cash and cash equivalents 4,252,277	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 4,650,781 Money Management Fund 300,104 Free Financial Funds 200,008 Cash and cash equivalents 5,150,894
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. and the relation with net expenditure for acquisition of the company. Current assets 652,029 Fixed assets 55,915 Consolidation adjustments 317,708 Current liabilities 498,161 Fixed liabilities 2,620 Acquisition price of the company's shares 524,872 Self-stock substitution treasury stocks exchanged with the company's share (524,872) Cash and cash equivalents held by the company (229,596) Cost for acquisition of the company 8,394 Net expenditure for acquisition of the company (221,201)	*2. —	*2. —

Securities

Third quarter of the current consolidated fiscal year (as of June 30, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of June 30, 2004		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	1,186,428	762,454
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	423,973	1,186,428	762,454

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	10,800
Other securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,014
Money Management Fund	300,017
Commercial paper	299,389

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the third quarter. The amount of impairment was 11,109 thousand yen.

First half of the previous consolidated fiscal year (as of June 30, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of June 30, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	186,695	207,987	21,291
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	499,916	501,290	1,373
(3) Other securities	—	—	—
Total	686,611	709,277	22,665

Note:
The hybrid (combined) instruments (200,000 thousand yen), included as a component of "Other securities," were revalued on the consolidated third quarter settlement date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	8,434
Other securities without market quotations (excluding OTC shares)	207,483
Free Financial Fund	200,006
Money Management Fund	300,076

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the third quarter. The amount of impairment was 24,064 thousand yen.

Previous consolidated fiscal year (As of September 30, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of September 30, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	352,155	403,877	51,721
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	300,000	301,120	1,120
(3) Other securities	—	—	—
Total	652,155	704,997	52,841

Note: The hybrid (combined) instruments (200,000 thousand yen), included as a component of "Other securities," were revalued on the consolidated settlement date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	9,791
Other securities without market quotations (excluding OTC shares)	187,980
Free Financial Fund	200,008
Money Management Fund	300,104

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was 43,567 thousand yen.

Derivatives

Third quarter of the current consolidated fiscal year (as of June 30, 2004)

The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Third quarter of the previous consolidated fiscal year (as of June 30, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Previous consolidated fiscal year (as of September 30, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Segment Information

(1) Information on the business segments

Third quarter of the current consolidated fiscal year (October 1, 2003 – June 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	21,278,007	8,938,252	4,329,967	322,401	34,868,629	–	34,868,629
(2) Inter-segment sales or transfers	254,089	30,117	49,333	13,396	346,938	(346,938)	–
Total	21,532,097	8,968,370	4,379,301	335,798	35,215,567	(346,938)	34,868,629
Operating expenses	19,455,091	8,596,774	4,237,874	384,066	32,673,806	40,191	32,713,997
Operating income or loss	2,077,006	371,595	141,427	(48,268)	2,541,760	(387,129)	2,154,631

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 407,352 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2002 – June 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	16,548,077	7,766,802	3,105,763	470,245	27,890,890	—	27,890,890
(2) Inter-segment sales or transfers	283,321	28,267	42,743	30,109	384,442	(384,442)	—
Total	16,831,398	7,795,070	3,148,507	500,355	28,275,332	(384,442)	27,890,890
Operating expenses	15,105,470	7,437,813	3,091,504	527,770	26,162,558	41,562	26,204,120
Operating income or loss	1,725,928	357,257	57,003	(27,451)	2,112,774	(426,004)	1,686,769

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 481,863 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to external customers	22,205,911	10,713,647	4,313,317	712,535	37,945,412	–	37,945,412
(2) Inter-segment sales or transfers	382,414	39,293	489,027	53,246	963,982	(963,982)	–
Total	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
Operating expenses	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
Operating income or loss	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.
3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 581,355 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥38,578.09	Shareholders' equity per share ¥190,057.46	Shareholders' equity per share ¥198,486.00
Net income per share (basic) in Q3 ¥3,147.27	Net income per share (basic) in Q3 ¥19,575.94	Net income per share (basic) ¥27,373.46
Net income per share (diluted) in Q3 ¥3,133.05	Net income per share (diluted) in Q3 ¥19,454.73	Net income per share (diluted) ¥27,118.49

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2003 – Jun. 30, 2004	Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
Net income	845,407	854,607	1,196,630
Net income (basic)	845,407	854,607	1,196,630
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	268,615 shares	43,656 shares	43,715 shares
Net income available to common stock after effect of dilutive stock	–	–	–
Effect of dilutive stock Stock acquisition rights	1,218 shares	272 shares	411 shares
Increase in common shares	1,218 shares	272 shares	411 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	–	–

2. In this reporting third quarter the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.
   Per share information for the previous-year consolidated third quarter the prior consolidated fiscal year calculated on the assumption that this stock split was carried out at the beginning of the previous-year period is given as follows:

Oct. 1, 2002 – Jun. 30, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥31,676.24	Shareholders' equity per share ¥33,081.00
Net income per share (basic) in Q3 ¥3,262.65	Net income per share (basic) in Q3 ¥4,562.24
Net income per share (diluted) in Q3 ¥3,242.45	Net income per share (diluted) in Q3 ¥4,519.74



Fullcast Co., Ltd



SECTION
FEB 0 2 2005
WASH, D.C.
185
SECTION

New Benchmarks for Speedy Growth







Annual Report 2005

Year ended September 30, 2004

Profile

From lifetime employment to staff outsourcing...Human resources outsourcing is steadily growing in Japan, amid a series of deregulations by the government and corporate Japan's increasing tendency of adopting flexible employment systems.

Fullcast Co., Ltd., which has been a forerunner in short-term human resource services (the Spot Business), in September 2004 received a listing upgrade at the Tokyo Stock Exchange (TSE) from the second section to the first.

Established in September 1992, the Company was listed in the first section of TSE in September 2004, the 12th fiscal year since its inception and three years after it was first listed in the Jasdaq in June 2001, which is symptomatic of its remarkable growth during the period.

Providing corporations with "one-stop total solutions" in response to their needs for personnel outsourcing, the Fullcast Group is evaluated highly by Japanese companies as one of the trustworthiest staffing service companies.

Contents

[Disclaimer Regarding Forecasts and Projections]
This Annual Report includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc. are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Fullcast Group's actual performance results may differ from those projected in this Annual Report. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Financial Highlights

Fullcast Co., Ltd. and Consolidated Subsidiaries—Fiscal years ended September 30, 2001, 2002, 2003 and 2004

	Millions of yen				Thousands of U.S. dollars
	2001	2002	2003	**2004**	2004
For the year:					
Net sales	¥23,926	¥26,320	¥37,945	**¥49,688**	$447,439
Operating income	1,907	1,511	2,455	**3,256**	29,317
Net income	941	347	1,197	**1,512**	13,615
EBITDA	1,928	1,396	2,843	**3,297**	29,689
At year-end:					
Total assets	13,907	13,928	15,494	**19,462**	175,250
Shareholders' equity	7,726	7,443	8,719	**10,978**	98,852
Total number of shares issued (shares)	44,600	44,646	44,829	**275,964**	—
	Yen				U.S. dollars
Per share data:					
Shareholders' equity	¥173,226.55	¥171,327.33	¥198,486.00	**¥40,165.04**	$361.68
Cash dividends applicable to the period	2,000	2,500	5,000	**2,000**	18.01
Net income	22,910.83	7,902.31	27,373.46	**5,603.88**	50.46
Other data:					
Return on equity (%)	16.7	4.6	14.8	**15.4**	—
Equity ratio (%)	55.6	53.4	56.3	**56.4**	—
Number of employees	943	994	1,118	**1,671**	—

Notes: 1. U.S. dollar amounts represent translation of yen, for convenience only, at ¥111.05=U.S.$1, the approximate rate prevailing on September 30, 2004.
2. The Company executed a three-for-one stock split on November 20, 2003 and a two-for-one stock split on May 20, 2004. Per share data is calculated as if the stock splits were executed at the beginning of the fiscal year.


Net sales
(Millions of yen)
50,000
40,000
30,000
20,000
10,000
0
01
02
03
04


Net income
(Millions of yen)
1,800
1,500
1,200
900
600
300
0
01
02
03
04


Equity to total assets
(Millions of yen/ %)
Total assets (Millions of yen)
Equity ratio (%)
20,000
16,000
12,000
8,000
4,000
0
100
80
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To Our Shareholders

The 1990s in Japan, often referred to as "a lost decade," was actually "a decade of challenge and growth" for Fullcast. The Company, which built up its human outsourcing business from scratch, achieved remarkable results in the year ended September 30, 2004, with net sales of ¥49.7 billion and a net income of ¥1.5 billion.

In Japan, the employment system has changed dramatically in the past 10 years. An increasing number of corporations classify personnel into core and non-core human resources. They secure external non-core personnel flexibly and speedily from outside.

U.K. companies outsource an average 3.7%* of their entire labor requirements, following 2.0%* at U.S. firms. Meanwhile, temporary workers in Japan account for only 1.1%* of the labor force, the small figure suggesting that the fluidity of the Japanese labor market is just beginning.

The Fullcast Group is steadily continuing to "challenge and grow" through its three major operations: the core "Spot Business" that provides short-term human resource services; the "Factory Business" that offers human resource services for factory line work; and the "Technology Business" that provides IT specialist/engineer staffing services.

Japan is experiencing an aging population with a declining birthrate, which indicates a considerable demographic shift, and the demand for outsourcing is likely to further increase in the years to come. Fullcast would like to contribute to sustainably developing society, while realizing that we have a social mission of ensuring employment by providing working opportunities.

*Sources: Recruitment & Employment Confederation Annual Recruitment Industry Survey
Global Staffing Review, Warburg Dillon Read


Takehito Hirano
President and CEO

Interview with the President



> **Q** Fullcast was listed in the first section of the Tokyo Stock Exchange (TSE) on September 1 2004. What is your frank view on this?

Some are saying that Fullcast listed shares in the TSE only three years after listing in the Jasdaq market, an outstandingly speedy achievement. But, as I have had a blueprint in my mind of this since founding the Company, when I was 30 years old, I do not think our listing is too rapid. The Company posted net sales of ¥0.25 billion in the initial fiscal year, then ¥0.75 billion, ¥1.75 billion and ¥3.50 billion in the ensuing years. During the first several years, we saw net sales increase 200-300% from the previous year, and I think such annual growth is quite natural for a really growing corporation.

I started up the present business immediately after Japan's bubble economy collapsed. At that time, the entire economy was in the doldrums and the country was under pressure to change its societal and economic structures. I believe business opportunities exist even in periods of such social upheaval, because corporate Japan started to take a closer look at everything. In the 1990s, often referred to as "a lost decade," Japan's financial institutions were faced with the problem of non-performing loans, the aftereffects of the bubble economy, while non-finance sector companies had to reduce surplus facilities, inventories and employees.


Factory Business
Technology Business
Fullcast Technology
Distribution/logistics
Apayours
Fullcast Office Support
Fullcast
Spot Business
Event/promotion
Sales/office

Diagram of Fullcast Group's Business Domain

Results for fiscal year ended September 30, 2004

Q What is your evaluation of the results for the year ended September 30, 2004?

We posted all-time high sales and incomes on a consolidated basis. Net sales sharply rose by 30.9% from the preceding year to ¥49,688 million, operating income soared 32.6% to ¥3,256 million. Net income registered ¥1,512 million, up 26.3%.

By business segment, the Spot Business, which provides short-term human resource services, remained strong, with sales increasing 38.8% from a year earlier. Meanwhile, sales in the Factory Business, which provides human resource services for factory line work, posted a relatively low growth of 14.2%. The ban on dispatch of contract workers to manufacturers was lifted with the enforcement on March 1, 2004 of the revision of the Worker Dispatching Law (Law for securing the proper operation of worker dispatching undertakings and improved working conditions for dispatched workers). This translated into a partial change to the category of services for the Factory Business: some conventional onsite subcontracting services were converted into staff dispatch services, which weighed down sales in the business. The Technology Business, which provides IT specialist/engineer staffing services, saw sales jump 44.0%.

Q Which service impacted earnings for the fiscal year ended September 30, 2004 and what were the major contributors?

The Spot and Technology businesses contributed greatly. Particularly, operating income from the Spot Business rose about ¥600 million from a year earlier, due to sharply growing demand for staffers to handle blue-collar work from the logistics and distribution-related sectors—including transport, delivery, moving, event organizing and warehousing. Distribution services for digital home electronics and IT-related electronics products are also included in this business. *High quality solutions services*, which we are now focusing on, accounted for 23.0% of total sales to third parties in the Spot Business, up from 17.5% the previous year. This service is Fullcast's proprietary service designed to help client companies improve their operational efficiency while raising the quality of contracting services. With the effect of this service visible, an increasing number of clients are introducing the service into, for instance, their warehouse management, costs for which they want to reduce quickly.

The Technology Business covers a wide range of fields—including semiconductors, digital home electronics, machinery, automobiles and chemicals—dispatching engineering staffers to companies in these sectors for R&D-related operations. We assigned 205 engineers, whom we recruited in April 2004 and provided with initial training, to client companies early on in the fiscal term under review. As a result, their services contributed to earnings of Fullcast Group already in May and June. The number of registered clients exceeded 30,000 companies on a consolidated basis as of the end of September 2004.

The external environment faced by the temporary staff business

Q What is your view on market trends over the short term?

I think the market will remain strong for another year and all our businesses are likely to fare well. The various indexes which we focus on are pretty strong at the moment. They include the job offers-to-seekers ratio, the cargo movement index and statistics in the short-term survey on corporate distribution trends by Nittsu Research Institute and Consulting, Inc. Corporate shifts to use external human resources are seldom temporary.

Corporations are trying to secure permanent workers for their core personnel, which translates into 20-40% of their entire staff. However, they consider utilizing non-permanent staff for non-core positions in view of cost saving, and it is apparent that they prefer to use outsourcing services which meet their needs flexibly and speedily. Meanwhile, more and more employees are seeking to enhance their careers and skills while working in various industries and businesses, without obtaining a position in a particular company. Thus, corporate needs actually match those of the employees.

And, how do you see the medium to long term market trends?

In the medium to long term, the temporary staff market will fluctuate affected by macroeconomic trends. However, the move to outsource non-core personnel is likely to continue. It is also true that there are still various regulations remaining in the human resources outsourcing sector. In the future, such businesses as construction, medical care and security services are expected to be gradually deregulated. Accordingly, the human resources outsourcing business is likely to grow significantly over the next three to five years. U.S. companies outsource an average 2.0%* of their entire labor needs, following 3.7%* at U.K. firms. This is in stark contrast to Japan, where temporary workers account for only 1.1%* of the labor force, but I believe this percentage will rise to about the same levels as the U.S. and Europe.

The major issue for us is how we can stably secure human resources in terms of both quality and quantity. As you know, it is clear the population of young workers to continue to decrease, and I think our top priority issue will be how we can stably hire quality personnel.

*Sources: Recruitment & Employment Confederation Annual Recruitment Industry Survey
: Global Staffing Review, Warburg Dillon Read

Company-wide strategy

A new medium-term management plan which applies from 2005 through 2007 was formulated. Could you please share with us the direction Fullcast Group will take in the years ahead?

The Fullcast Group formulated the medium-term management plan, "125 Speedy Growth Plan." The plan embodies our strong resolution to ensure growth, enhance our earnings structure and continually increase our corporate value. Under the plan, we aim to achieve consolidated net sales of more than ¥100.0 billion and an operating income of over ¥8.9 billion for the year ended September 30, 2007, the final year of the plan. (For further detail, please see page 9)

Over the next three years, we will expand our business portfolio to quickly satisfy human resource needs, which are expected to occur throughout the business cycle of client companies, with this midterm business plan as a benchmark. By doing this, we will expand the profit zone, while stabilizing and reinforcing our profitability structure. We regard M&A and business alliance as effective means to fulfill this plan.

As part of a concrete measure to expand and enhance business portfolios, Fullcast made Kyushu-based Apayours Co., Ltd. into a wholly owned subsidiary through stock exchange in June 2004. Apayours, a Kyushu-based temporary staff service firm, is the largest supplier of personnel outsourcing services for the Japanese pinball and other amusement arcades, which are expected to grow remarkably. By leveraging the firm's know-how, we aim to expand service menus for the amusement sector nationwide.

We established Fullcast Telemarketing Co., Ltd. which operates the call center business in September 2004, also Fullcast Finance Co., Ltd. which operates the credit card business targeting our registered staffers in October 2004. These companies will enable us to operate new businesses that can better leverage the diverse resources we have accumulated through the temporary staff operations.

Business strategies

In the Spot Business (short-term human resource services), the market is increasingly consolidating. What are your strategies to compete with your peers under these circumstances?

Until the year ended September 30 2003, Fullcast had taken a cautious stance toward expanding operational bases nationwide. However, in the year ended September 2004, it increased 171 outlets to a total 251 across the country. We will continue to increase our business bases, and concurrently, we will raise the proportional share of *high quality solutions services*—our strength—to gain the upper hand over our peers.

Q

In the Factory Business (human resource services for factory line work), the market was deregulated and various competitors are entering this sector. What is your strategy to cope with this heated competition?

In the Factory market, the ban on dispatch of contract workers to manufacturers was removed with the enforcement on March 1, 2004 of the revision of the Worker Dispatching Law (Law for securing the proper operation of worker dispatching undertakings and improved working conditions for dispatched workers). Now, we are reviewing related contracts with clients. However, given that production efficiency—among other factors—is needed at fabrication venues, there is strong demand from client companies for contracting entire production lines. In response, we are establishing a flexible contracting framework through which client corporations can select either regular staff dispatch or onsite subcontracting, as suits their needs. We emphasize education/training to foster personnel who can surely meet the highly advanced needs of our client companies and provide high-value-added operations that bring substantial benefits to clients. Through these efforts, we are expanding our business, while enhancing our standing as seen by client firms.

Q

In the Technology Business, Fullcast selected a business model in which its technical employees are dispatched to the clients. Why doesn't the Company choose a model where registered staffers are dispatched?

In the Technology Business, questions are now being raised about how to reliably secure able engineers. With this sector deeply involved in companies' R&D operations, it is crucial for a temporary staff service firm to reliably dispatch personnel who satisfy the needs of its clients over the medium to long term. We have concluded that to meet such needs, securing—not merely registering—able technical employees is more advantageous to us.

Q

In the Technology Business, there are a number of business fields that are affected by the so-called "silicon cycle" (trends of capital spending), including semiconductors and digital home electronics. What is your view on this?

In the semiconductors and home digital electronics sectors, booms and busts occur cyclically as the economy itself fluctuates. When the economy is in good shape, our earnings from operations in these businesses firm up. Thus, it is vital to map out measures for coping with weakened performance of such businesses when the economy is slowing down. Many of our clients in the Technology Business invest in R&D activities to a certain extent even when the economy is sluggish, and thus we need to secure the personnel that they need.

As for R&D operations, companies now tend to allocate engineers to peripheral fields of their core technology, and complete projects for over one to two year periods. They will break off R&D on a project unable to produce optimal results, while continuing to implement projects obtaining excellent results. In such fields, where in-house coordination is frequently needed, many companies show a strong tendency to minimize the allocation of permanent employees, while utilizing external human resources. The tendency of outsourcing 20-30% of R&D personnel is expected to continue. Yet, we need to develop complementary businesses such as that handled by Apayours, which are not affected by economic caprice, to prepare for the situation where client companies scale down R&D activities.

M&A strategy

Q

M&A appear to occupy an important position in Fullcast's growth strategy. What are your fundamental views on M&A?

In formulating the newly announced medium-term management plan, we actually did not take M&A into consideration at all, but only based it on the present operations to increase sales and income. Of course, this does not mean that we have no interest

in M&A whatsoever. In fact, we are always researching in M&A. When the industry matures, I think it is natural that only companies with distinguishing traits—that set them apart—will survive. We are striving to raise our corporate value as a group, by expanding business fields and promoting M&A through which we can expect synergistic effects from the integration of other firm's operations with our own.

Corporate social responsibility (CSR)

Q What is the Company's stance on environmental protection, societal contribution and compliance?

I think that the public takes a great interest in these matters. From now on, corporations are required not only to pursue profits but also to send out a message to the public in terms of CSR. For the Fullcast Group, the largest corporate social responsibility is to create employment. In Japan, there is an increasing number of young people known here as *freeter*, who do not look for a permanent job, and those called NEET—young people Not in Education, Employment or Training—who have no intention whatsoever to find a fulltime job. Under such circumstances, I consider it important: to provide young people with the employment opportunity they seek; to support women in their quest to participate more actively in public affairs; and to create an opportunity for middle-aged and senior citizens to play an active part.

Raising shareholder value

Q What steps are you taking to increase shareholder value?

The Company has implemented measures for disbursing dividends commensurate with our business results. We aim to maintain a payout ratio of 20% or more.

Since its listing in the Jasdaq market, the Company has been attaching particular importance to our investors. For individual investors, in particular, we are endeavoring to disclose information by enhancing our Web site.

Vision

Q Fullcast reportedly aims to catch up with Adecco S.A. in Europe and Manpower Inc. in the United States. What are the Company's future objectives?

We hope to overtake Adecco and Manpower some day in the not too distant future, and achieving the medium-term management plan will be merely a first step toward this objective. We aim to be Japan's top in the human resources industry in 10 years. Then, we wish to surpass Adecco and Manpower. This is years ahead, but we would like to pursue this dream.



Takehito Hirano
President and CEO

The Medium-Term Management Plan

125 Speedy Growth Plan (Fullcast 125 SG Plan)

The Fullcast Group formulated the three-year medium-term management plan, "125 Speedy Gross Plan," to last from fiscal years ended September 2005 through September 2007.

Under this plan, the group is expected to post consolidated net sales exceeding ¥100 billion and operating income of ¥8.9 billion for fiscal year ended September 2007, the plan's final year. The plan embodies our strong resolution to continue increasing corporate value, while ensuring a high level of growth and enhancing our earnings structure.

1. Management objectives and numerical goals

(1) Management objectives (Consolidated basis)

Year ended September 30, 2007
Net sales: Over ¥100 billion
Operating income on sales: 7.7% (a 1% improvement from the year ended September 2004)
ROE: 20% or more
Net income: ¥5.0 billion

(2) Numerical targets (Consolidated basis)

Year ended September	2004 (result)	2005 (estimate)	2006 (estimate)	2007 (estimate)
Trends in market size* (Billions of yen)	1,730.0	2,076.0	2,389.5	2,867.4
Net sales (Millions of yen)	49,688	70,420	91,000	116,000
Market share (%)	2.9	3.4	3.8	4.0
Operating income (Millions of yen)	3,256	4,830	6,700	8,900
Operating income on sales (%)	6.5	6.9	7.4	7.7
Net income (Millions of yen)	1,512	2,670	3,600	4,800
Net income per share (Yen)	5,603.88	9,769.05	13,171.75	17,562.34

* The Company's estimate based on data compiled by Fuji Chimera Research Institute, Inc. (Trends in market size represent the total of production/development and design/distribution handled by Japan's entire outsourcing services sector, based on the survey on the status of IT outsourcing/BPO business operations for 2004)

(3) Numerical targets by business segment

(Millions of yen)

Year ended September	2004 (result)	Year-on-year change	2005 (estimate)	Year-on-year change	2006 (estimate)	Year-on-year change	2007 (estimate)	Year-on-year change
Net sales	49,688	30.9%	70,420	41.7%	91,000	29.2%	116,000	27.5%
Spot Business	30,814	38.8%	45,530	47.8%	56,350	23.8%	70,600	25.3%
Apayours*	1,319	—	4,290	225.2%	7,000	63.2%	10,000	42.9%
Factory Business	12,235	14.2%	15,200	24.2%	22,360	47.1%	29,300	31.0%
Technology Business	6,212	44.0%	8,150	31.2%	11,300	38.7%	14,800	31.0%
Other Businesses	427	(40.1%)	1,540	261.5%	990	(35.7%)	1,300	31.3%
Operating income	3,256	32.6%	4,830	48.6%	6,700	38.7%	8,900	32.8%

* Sales of Apayours Co., Ltd. for the year ended September 2004 represent the total sales posted between June and September 2004.

2. Group strategy and segment strategy

(1) Group strategy

Key strategy

- ❶ Improving customer satisfaction
- ❷ *Expanding human resource service spectrum*
- ❸ Promoting M&A strategy
- ❹ Enhancing skills of staff and employees by training
- ❺ Developing systematized operations in sync with the expansion of business size and fields
- ❻ Enhancing the brand image and recognition of the Company

The Fullcast Group is expanding its existing businesses and developing new business fields, by flexibly responding to the changing business environment and customer needs while proactively embarking on new business opportunities.

In terms of business structure, we are positioning the short-term staffing services as the core business, and will further expand existing businesses operated by subsidiaries—including IT specialist/engineer staffing services, human resource services for factory line work and for clerical work. Moreover, we are striving to organically integrate and combine units of new and existing businesses. Furthermore, we are enhancing the existing operations and business fields by developing new businesses—through M&A and business alliances which are expected to produce synergistic effects from the integration with existing businesses. Through these efforts, we are raising the corporate value of the entire Fullcast Group.

We will strive to provide client companies with services that meet their needs for personnel outsourcing at every stage of their business cycle, and establish a system that offers "one-stop source for total outsourcing solutions," which are not merely external resources but enable clients to improve productivity and maximize performance.

(2) Segment strategy

a. Spot Business (short-term human resource services)

Key strategy

- ❶ Enhancing high-value-added services—*high quality solutions*—that precisely fill the needs of client companies
- ❷ Increasing staffers by expanding operational bases
- ❸ Reducing selling, general and administrative expenses by improving operational efficiency

We will increase hiring of staff and strengthen the capability to better respond to clients' needs, by expanding operational bases proactively and efficiently.

In an aim to increase the number of new client companies, we are cultivating operations for which we can provide our services, in the food, event organizing and amusement sectors.

We will raise the share of high-value-added services that are free from the influence of the economic fluctuations.

b. Factory Business (human resource services for factory line work)

Key strategy

- ❶ Establishing a framework through which we can flexibly respond to client corporations' needs for either onsite subcontracting or staff dispatch
- ❷ Training personnel to allow best-fit response to the highly advanced needs of client companies
- ❸ Providing operations that help client firms improve their productivity and performance

In the Factory Business, we will focus on training staff to improve our ability to better satisfy clients' needs, in order to increase our business with them.

c. Technology Business (IT specialist/engineer staffing services)

Key strategy

- ❶ Stepping up the training and education for engineers
- ❷ Increasing engineers engaging in electronics and semiconductor development

In the Technology Business, we are enhancing education, training and evaluation systems for engineers to be dispatched in order to make the recruiting process of engineers (including new graduates) more efficient, and enhance both their sense of belonging to the Fullcast Group and their motivation to work.

3. Basic strategy for allocation of profits, minimum stock trading unit and liquidity of shares

(1) Basic strategy for allocation of profits

Fullcast is striving to bolster its financial disposition and accumulate internal reserves to implement a flexible capital strategy as the core company of the Fullcast Group, while prioritizing the sharing of profits with shareholders as one of the most important managerial issues in view of having them hold our shares over the medium to long term.

The Company usually tries to disburse stable dividends with a 20% payout ratio, but ultimately decides on the amount of dividends taking into account business results.

We will allocate internal reserves for further enhancement of our corporate management base, including: development of the necessary systems for improving operational efficiency;

establishment of marketing and recruitment offices; strengthening the capability to hire personnel; enhancement of employees training; and M&A to reinforce core businesses which will eventually raise corporate value of the entire Fullcast Group.

Payout ratios for the past four years

Year ended September	2001	2002	2003	2004
Payout ratio	18.5%	44.2%	23.9%	41.2%

(2) View and policy on lowering the minimum stock trading unit

The Company regards increasing its share liquidity as well as shareholder base as a key issue for its capital policy. On the basic premise that we provide shareholders with returns, we will determine the minimum stock trading unit through consideration of trends in business performance and market movements while carefully discussing cost effectiveness and other factors.

4. Analysis of external environment

(1) Economic trends and employment environment

Due to its heavy reliance on the U.S. economy which is saddled with its "twin deficits"—trade and budget—and then the Chinese economy, which shows bubble-like signs, the Japanese economy is likely to continue to experience ups and downs over the next three years, while remaining dependent on external demand for an economic recovery. Under these circumstances, workers' concern over future employment and income is likely to continue unabated.

(2) Trends in the human resources outsourcing industry

Status of corporate Japan and its needs

a. Companies outsource staff for their non-core businesses rather than to simply adjust their staff numbers according to their operational capacity utilization or to reduce costs, but to further streamline operations and improve operational efficiency, while concentrating their own employees on the core businesses. This trend is likely to continue.

b. Retirement of the baby boomers is projected to continue until around 2007. However, corporations tend to minimize hiring of permanent employees, which is expected to increase demand for human resources outsourcing services.

c. The ban on dispatch of contract workers to manufacturers and other restrictions were lifted with the enforcement on March 1, 2004 of the revision of the Worker Dispatching Law (Law for securing the proper operation of worker dispatching undertakings and improved working conditions for dispatched workers). This deregulation resulted in raising recognition of the human resources outsourcing industry and providing companies with a variety of staffing services. Therefore, the entire human resources outsourcing market will expand in the years to come.

Status of employees and needs for them

a. Japan's working population is likely to turn downward after peaking at 68.7 million in 2005, declining to an estimated 67.5 million in 2010.*1

b. The number of *freeters*, who pursue diverse types of employment, is forecast to increase steadily in the future. The figure is estimated at around 4.0 million.*2

c. Although the jobless rate is decreasing in general, that for the younger generation is far from improving. The rate for men aged 15 to 24 stands at about 10%, and 6% for men aged 25 to 34, both higher than the national unemployment average. In the future, the jobless rate for young people is predicted to improve slightly, given that the population of young workers will decline. However, it is expected to take quite a time before staffing service firms can raise the wage units substantially for their staff.*3

Sources: *1 Estimate by Employment Security Bureau, Ministry of Health, Labor and Welfare
*2 White Paper on National Life, 2003
*2 Labor force survey by Ministry of Internal Affairs and Communications

Status of the industry

a. Industry consolidation by major companies is likely to continue through friendly takeovers and other such means. This, combined with decrease in the population of young workers, is expected to push up the unit price for contracts of outsourcing service firms.

b. From now on, major issues for human resources outsourcing companies will be: how to match corporate and employees' needs at as low as possible a cost; decreasing costs for registering and recruiting; providing employees with opportunities to upgrade their skills; and devising appropriate career planning in an efficient manner. In the future, truly excellent employees will be hired and retained mainly by staff service corporations which can resolve these issues.

At a Glance

Net sales
(Millions of yen)



35,000
28,000
21,000
14,000
7,000
0
03
04

Year ended September	(Millions of yen) 2003	2004	% Year-on-year change
Spot Business			
Net sales	¥22,206	**¥30,814**	138.8
Operating income	2,270	**2,863**	126.1
Factory Business			
Net sales	10,714	**12,235**	114.2
Operating income	594	**565**	95.1
Technology Business			
Net sales	4,313	**6,212**	144.0
Operating income	201	**324**	160.9
Other businesses			
Net sales	712	**427**	59.9
Operating income	25	**(38)**	—

Spot Business
(Short-term human resource services)

Fullcast Co., Ltd.
The core of the Fullcast Group, which provides short-term human resource services, centering on distribution, work in warehouses, event organizing, etc.

Fullcast Office Support Co., Ltd.
Engages in personnel outsourcing services for clerical work such as office admin tasks and sales promotion activities.

Apayours Co., Ltd.
Involved in short-term human resource services mainly for the so-called parlor (Japanese pinball centers) business, followed by events and sales promotion activities.


Technology Business
12.5%
Other businesses
0.9%
Factory Business
Composition of consolidated sales
Spot Business
62.0%


Net sales
(Millions of yen)
15,000
12,000
9,000
6,000
3,000
0
03
04


Net sales
(Millions of yen)
10,000
8,000
6,000
4,000
2,000
0
04


Net sales
(Millions of yen)
1,000
800
600
400
200
0
03
04

Factory Business

(Human resource services for factory line work)

Fullcast Factory Co., Ltd.
Provides human resource services for factory line work centering on the manufacturing industry, and receives orders for partial work of production site or all line work.

Fullcast Central Co., Ltd.
Established in April 2004 as a joint venture by three companies; provides human resource services for factory line work specialized in the automotive sector.

Technology Business

(IT specialist/engineer staffing services)

Fullcast Technology Co., Ltd.
Offers IT specialist/engineer staffing services mainly for development and production of hardware and development of software in the semiconductor and electronics-related fields. Also engaged in making distribution systems more efficient by developing related systems and providing consulting services.

Other businesses

Other businesses complement the three core businesses (human resources-related businesses) by providing value-added services.

Fullcast Telemarketing Co., Ltd.
Established in September 2004 as a joint venture with Hikari Tsushin Group; operates call-center business.

Fullcast Sports Co., Ltd.
Engaged in the sports agent business, focused on representing of athletes' (soccer players, etc.) interests.

Spot Business

Short-term human resource services

Sales in the Spot Business were ¥30,814 million in the fiscal year ended September 2004, up 38.8% from the previous year, while operating income increased by 26.1% to ¥2,863 million, marking a record high performance.

By industry, demand remained strong from companies in the logistics and warehouse industries, our main clients, and demand in the advertising, event organizing and food sectors rose as well.

By region, contracted business from nationwide corporations—especially those located in the Tokyo Metropolitan area, as well as in the Tokai and Western Japan regions—increased, reflecting a recovery in the local economies.

This solid performance is attributable to the implementation of two key measures while placing greater emphasis on better response to the needs of client firms. First, we further expanded bases to step up our service systems operated nationwide. Second, we provided outsourcing services which did not simply augment the human resources that clients lacked, but

contributed to restructuring their operations and improving operational efficiency by proactively using outsourcing as part of drastic cost-cutting efforts to achieve benefit.

In the industry of short-term staffing services for blue-collar operations, client firms are outsourcing to fewer select service companies to enhance their operational efficiency, as well as seeking those owning comprehensive capability to handle various business operations. Against this backdrop, the Fullcast Group leveraged comprehensive capability, its competitive edge, to obtain contracts.

Our *high quality solutions* are Fullcast's proprietary service designed to help client companies improve their operational efficiency. The number of firms introducing *high quality solution services* has risen steadily, and we are now increasingly receiving stable, long-term and volume transactions which are less susceptible to economic fluctuations.

Though increased costs for extending operational bases weighed down our profits, the Company weathered this by reducing selling, general and administrative expenses while incurring lower costs for employing registered staff members. To achieve this, we effectively used information technology, such as Web sites and mobile phone networks.

Issues and future prospects

In the industry of short-term staffing services for blue-collar operations, competition is further intensifying as oligopoly of leading companies is being eroded. From the long-term perspective, it is forecast that young workers will decrease, which is expected to make it difficult for the Company to secure necessary human resources.

To cope with the drop in available young workers, we will strive to further reduce costs for registering and hiring staff members through more effective use of information technology, while securing many competent human resources. As it becomes vital to secure and retain excellent staffers prepared to work, we will carry out measures to encourage them to work more often. The steps include providing such members with opportunities to improve skills, enhancing the welfare benefits they get by working in the Fullcast Group, and promoting a branding strategy that makes young workers feel proud of working for the Group.

In order to ensure its growth while strengthening its earnings base, the Fullcast Group is also endeavoring to differentiate itself from its peers by recommending the use of proprietary outsourcing service—*high quality solutions*—to our clients. In doing this, we stress the superiority of the service designed to help client firms boost productivity based on sound proposals to improve operational efficiency. By the fiscal year ended September 2007, we intend to increase the share of *high quality solutions* in Fullcasts total sales to 50%, hoping to build a stable earnings base independent of any economic fluctuation.

Moreover, the Fullcast Group is always seeking out new business opportunities, regarding it important to pursue the strategy for anticipating clients' needs in advance while responding flexibly to the changing market.

In June 2004, the Company made Apayours Co., Ltd. (a Kyushu-based firm supplying outsourcing services mainly for the Japanese pinball and other amusement centers) into a wholly owned subsidiary through stock exchange arrangement, aiming to boost services in the Kyushu area, where the Company only had a small number of operational bases, and expand its selection of relevant services.

In the field of outsourcing services for blue-collar occupations, the Fullcast Group will continue striving to provide valuable services for client companies, aiming to maintain earnings growth higher than market average in the business.

Factory Business

Human resource services for factory line work



In the Factory Business, we could secure favorable earnings in the fiscal year ended September 2004, with sales posting ¥12,235 million, up 14.2% from a year earlier, while operating income decreasing 4.9% to ¥565 million.

The Factory Business is operated by Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd.

Fullcast Factory covers a wide range of industries, including food/seafood processing, machinery, electronic equipment, precision devices, chemicals/rubber, textile/pulp, transport equipment and steel/metals. Its strength lies in its ability to precisely respond to the various needs of clients. Meanwhile, Fullcast Central was established in April 2002 as a joint venture by Central Motor Co., Ltd., a manufacturer of complete vehicles affiliated with Toyota Motor Corp.; Daisho Industry Co., Ltd., a firm with high technology for producing autoparts; and the Fullcast Group with its extensive know-how on human resource services. By combining the three entities' distinctive

technologies, Fullcast Central runs operations as a highly professional company which exclusively accepts production line work from automakers.

Fullcast Central optimally deploys its staffers, who have received safety training and acquired advanced technical skills on the in-house training center so that they can immediately offer practical assistance at an actual production site. As its services are highly regarded by the clients, its business is growing favorably.

The ban on dispatch of contract workers to manufacturers was lifted with the enforcement on March 1, 2004 of the revision of the Worker Dispatching Law (Law for securing the proper operation of worker dispatching undertakings and improved working conditions for dispatched workers). Since then, the business climate in the Factory Business has dramatically changed.

Under such circumstances, to meet the needs of client firms, Fullcast Factory and Fullcast Central established a flexible contracting framework through which client corporations can select regular staff dispatch or onsite subcontracting.

Seen by sector, Fullcast Factory's demand remained strong from manufacturers of digital home appliances, such as advanced cell phones equipped with camera functions, HDD-based DVD recorders and slim TVs. Demand from the food and beverage industries also increased.

Fullcast Central, an outsourcing service firm specializing in automobile production line work, showed better business performance than that posted the previous year, thanks to an increase in contracts from new client firms in addition to key existing clients.

In the Factory Business, personnel costs rose due to an active deployment of staffers with an eye toward expanding business domains, as did expenses for recruitment reflecting a strict employment environment caused by the improved labor market.

□ Issues and strategies

As a result of lifting the ban on dispatch of contract workers to manufacturers, client companies now have two options when contracting personnel from outsourcing service firms: onsite subcontracting (at their facility) or regular staff dispatch. Following the deregulation, the tendency to actively utilize outsourcing in-line work is growing. Under such circumstances, an increasing number of major staffing service corporations, which have been engaged mainly in dispatching contractual clerical workers, are entering the factory staffing market, in anticipation of a rise in demand.

On the other hand, client firms are more prone to prioritize staff's technical ability and know-how pertaining to streamlining operational efficiency, when choosing an outsourcing service company.

To survive in the toughening competitive market environment, the Fullcast Group will implement the following three strategies, by leveraging its extensive experience and competitive edge, which have been accumulated in the outsourcing business for manufacturers. The strategies include: 1) establishing a system to receive orders for both onsite subcontracting and regular staff dispatch so that the Group can flexibly respond to the needs of client companies; 2) training staffers to precisely meet the highly advanced needs of client firms; and 3) providing high-performance services that will benefit clients.

In the Factory Business, the Fullcast Group will ensure the implementation of the above-mentioned strategies and concentrate on training staffers by leveraging the know-how which it has accumulated for years. Concurrently, it seeks to enhance corporate capability to better respond to the needs of clients, aiming at expanding its business.

Technology Business

IT specialist/engineer staffing services

Earnings in the Technology Business sharply rose in the fiscal year ended September 2004, as sales increased by 44.0% year on year to ¥6,212 million while operating income gained 60.9% to ¥324 million.



In the Technology Business, the Fullcast Group which has a large number of technicians with cutting-edge technologies at its disposal, dispatches and refers such personnel where they are needed in a timely manner, contracts work by teams, develops software and hardware, as well as provides consulting services. Concentrating on IT-related and electronics companies, the Group has consolidated its status as a highly competitive technical outsourcer that precisely identifies the needs of its clients and provides them with timely services.

In the fiscal year ended September 2004, our primary clients in the IT and electronics industries proactively stepped up R&D investment and capital spending, encouraged by a recovery in their earnings and an expansion in demand for digital home

electronics. As a result, demand from companies which develop, design, evaluate and test advanced camera-equipped cell phones, HDD-based DVD recorders and slim TVs, rose. On top of this, demand by its longstanding main clients in semiconductor devices and manufacturing equipment increased. Against the backdrop of such a robust demand, the prices for receiving orders for staffers turned upward. The Fullcast Group could assign newly graduated technicians, whom it recruited in April 2004, to client companies at an early stage, and therefore the utilization of technical employees remained at a high level throughout the fiscal term.

In the contracted IT development business, the Group strove to win orders by implementing sales activities putting emphasis on profitability, thus contributing to an increase in profits.

☐ Issues to be addressed

In the electronics industry where prices are dropping and product cycles are becoming shorter, manufacturers need to concentrate management resources on their core competencies, while utilizing outside resources. To survive in this business environment, staffing service companies are increasingly feeling the need to secure staffers with advanced technical skills.

The Fullcast Group is devising a career plan for its existing technicians and implementing steps to enhance both their sense of belonging to the Group and motivation to work, aiming to raise their retention rate.

Focusing on dispatching the mid-career technicians only to the IT and electronics industries, we are striving to make the Group more attractive to them hoping to enter these industries. Thereby, we aim to secure new staffs.

Also, by increasing various technical training programs—which eventually enhance our competitive edge over the peers—we are stepping up our efforts to secure new graduates.

Hoping to make the earnings base more independent of economic fluctuations, the Fullcast Group is seeking to enhance its corporate value and position as a technical outsourcer, by securing more IT design and development technicians in the electronics and semiconductor fields.

Board of Directors


Sumio Sano
External director
Shoji Tanzawa
Director
Tsutomu Okada
Director
Takehito Hirano
President and CEO
Takahiro Ishikawa
Director
Shiro Kaizuka
Director

Corporate Executive Officer

Koji Iwata
In charge of finance and accounting, serving concurrently as General Manager of the Financial Department

Yutaka Kubo
In charge of management strategy

Yasushi Kamiguchi
In charge of personnel/general affairs

Hiroyuki Gokita
Head of the East Japan Bloc

Tsuyoshi Kanno
Head of the West Japan Bloc

Statutory Auditor (full-time)

Kouji Sasaki

Auditor (part-time)

Yutaka Onda

Teruho Tougou

(As of September 30, 2004)

Financial Section

Contents

Management's Discussion and Analysis

Operating results

Net sales

The Fullcast Group posted consolidated net sales of ¥49,688 million in the year ended September 30, 2004, up 30.9% (¥11,743 million) from the previous year. With the Japanese economy recovering on a full-scale basis, demand for human resources outsourcing increased throughout the nation. Under such circumstances, the group enhanced its nationwide service structure by accelerating the opening of more offices as well as fostering human resources to provide services that can better respond to diversified and highly advanced needs of client companies. As a result, the group could increase the number of orders received from existing clients while obtaining new orders from various industries and regions, both different from the ones it previously did business with. The number of group offices totaled 309 at the end of the fiscal term under review, up 184 from a year earlier. Of the 184 outlets, 29 are associated with Apayours, which the Company made into its wholly owned subsidiary.

In the Spot Business, which mainly provides short-term human resource services, sales jumped 38.8% (¥8,608 million) from the previous year to ¥30,814 million, which contributed most significantly to growth in the group's net sales. The rise in sales for this business is attributable to an increase in orders received from existing client companies in the distribution and warehousing sectors that deal in home electronics and foods, as a result of the rapid enhancement of its nationwide service structure by proactively opening more outlets. On top of this, the group received orders from new client companies, including operators of restaurants and nationwide organizers of events and providers of sales promotion services. Apayours, which the Company turned into a wholly owned subsidiary on June 1, 2004, posted sales of ¥1,319 million (for the period from June to September 2004), or 2.7% of consolidated net sales.

The Factory Business, which mainly provides human resource services for factory line work, saw sales rise 14.2% (¥1,521 million) to ¥12,235 million. The robust sales are due to an increase in orders received from both existing clients—who have boosted production amid growing demand overseas—and additional orders from new clients. In addition, the number of orders increased throughout the year in the digital home electronics as well as the foods and beverages sectors.

Sales for the Technology Business soared 44.0% (¥1,899 million) to ¥6,212 million, chiefly thanks to solid demand for the dispatch of engineers to the IT-related and electronics industries, which proactively invested in R&D, plants and equipment amid growing demand for digital-related products such as semiconductors, personal computers and liquid crystal displays. Due to high demand for the dispatch of engineers, the utilization of technical employees was an average 95.5% in the fiscal term under review, and the unit value of projects remained high.

Operating income and expenses

Cost of sales—comprising mainly wages for registered staff and personnel expenses for technical employees in the Technology Business—jumped 32.0% from the previous year in the fiscal term under review. The cost-to-sales ratio was 71.6%, up from 71.0%. In response to growing demand for human resources outsourcing, the group proactively established new offices and increased staff numbers. As a result, personnel costs (mainly wages) increased in every business.

Selling, general and administrative expenses—consisting mainly of personnel expenses, real estate rent (land and buildings) and recruitment expenses—increased 27.1% from the previous year. However, the group strove to curtail overall costs through an all-out effort to allocate funds efficiently for expenses, centering on personnel expenses that tend to rise due to proactive opening of new Fullcast venues. Accordingly, the ratio of selling, general and administrative expenses to net sales declined to 21.9% from the 22.5% posted a year earlier.

As a result, operating income sharply rose by 32.6% (¥801 million), year on year, to ¥3,256 million, and operating income margin was 6.5%, unchanged from the previous year.

Income before income taxes and minority interests gained 16.2% (¥414 million) to ¥2,966 million. In the fiscal term under review, the Company made an one-time amortization of consolidation goodwill of ¥318 million in the wake of turning Apayours into its wholly owned subsidiary, which the group booked as an extraordinary loss.

Income taxes increased 5.7% (¥72 million), year on year, to ¥1,345 million, and its effective tax rate was 45.4%, compared with 49.9% the previous year. As a result, net income jumped 26.3% (¥315 million) to ¥1,512 million. Net income per share was ¥5,603.88, down from ¥27,373.46. The decline is mainly attributable to the issuance of a total of 227,640 new shares following a three-for-one stock split on November 20, 2003 and a two-for-one stock split on May 20, 2004.

Financial position

Cash flows

Cash and cash equivalents amounted to ¥6,089 million at the end of the fiscal year ended September 2004, up ¥938 million from the previous year.

Net cash used in operating activities was ¥5 million, compared with a net cash inflow of ¥1,546 million a year earlier, as trade notes and accounts receivable increased ¥1,541 million due chiefly to a sharp growth in sales, and income taxes paid amounted to ¥1,876 million, although income before income taxes and minority interests totaled ¥2,966 million.

Net cash used in investing activities was ¥74 million, compared with a net cash inflow of ¥1,604 million the previous year. This was mainly due to a proceed of ¥221 million, resulting from the acquisition of shares of a newly consolidated subsidiary in the context of converting Apayours into a wholly owned subsidiary, and net proceeds of ¥301 million from purchase and sale of marketable securities. However, these were offset by ¥398 million in the purchase of property and equipment—such as interior fixtures and personal computers—due to establishment of new outlets, as well as ¥298 million in the acquisition of intangible assets such as software for upgrading mission-critical information systems.

Net cash provided by financing activities was ¥1,017, against a cash outflow of ¥1,741 million the previous year. While repayment of long-term debt totaled ¥271 million, there were increases in short-term borrowings amounting ¥1,200 million and a proceed of ¥350 million from issuance of stock in association with the exercise of incentive warrants.

Working capital

At the end of the fiscal year ended September 2004, current assets were up ¥2,993 million from the previous year, due mainly to a ¥938 million increase in cash and cash equivalents and a ¥1,951 million rise in trade notes and accounts receivable resulted from an expansion of business domains.

Current liabilities increased ¥1,578 million from the previous year, mainly because short-term borrowings rose ¥1,345 million, although income taxes payable decreased by ¥475 million.

As a result, working capital was ¥6,541 million at the end of the fiscal year ended September 2004, up ¥1,415 million from a year earlier, and the current ratio increased 0.7 percentage points, year on year, to 187.1%.

The Company and one of its consolidated subsidiaries have signed overdraft contracts with nine banks they do business with to efficiently procure working capital. At the end of the term, limits on overdrafts amounted to ¥7,600 million, with effective borrowings of ¥2,100 million and outstanding non-effective borrowings of ¥5,500 million.

Capital expenditures

In the fiscal term ended September 2004, capital expenditures—including the purchase of software and fixtures, which are described in "cash flows from investing activities"—came to ¥696 million, up from ¥484 posted in the previous year. Capital expenditures are expected to be ¥429 million for the year ended September 2005.

Interest-bearing debts

At the end of the fiscal year ended September 2004, interest-bearing debts stood at a total of ¥2,657 million, up ¥1,080 million from a year earlier. Of the total, short-term borrowings were ¥2,245 million, up ¥1,345 million, long-term debt including current portion of long-term debt was ¥397 million, down ¥233 million, and other obligations consisting of short- and long-term obligations under financial lease were ¥15 million, down ¥41 million.

Shareholders' equity

Shareholders' equity was ¥10,978 million at the end of the fiscal term ended September 30 2004, up ¥2,259 million from the preceding year. The increase is attributable to the fact that retained earnings rose ¥1,201 million, year on year, with net income of ¥1,512 million, in addition to capital increase of ¥353 million due to a warrant exercise. As a result, return on equity (ROE) rose 0.6 percentage points to 15.4%.

Cash dividends per share for the term ended September 2004 was ¥2,000, including a commemorative dividend of ¥500 related to the listing of shares in the first section of the Tokyo Stock Exchange (¥5,000 when including a commemorative dividend for the previous fiscal year). The cash dividends per share for the term would have been ¥9,000 if calculated for the number of outstanding shares posted immediately before the stock splits executed by the Company during the term.

The Company on April 27, 2004 granted stock purchase warrants to directors, auditors and employees of the Company and its subsidiaries (the upper limit of new common stock to be issued is 2,229 shares). The exercise period of the warrants will be between January 1, 2006 and December 30, 2008. The granting of the warrants was approved by the ordinary shareholders' meeting held on December 19, 2003.

Risks Associated with Businesses

Major potential risk factors for the Fullcast Group in the course of its operating businesses are described below. However, in view of active information disclosure to investors, the description also includes the matters that do not necessarily fall under the category of business risk but are regarded as important for investors in making investment decisions or understanding the Group's business activities. Assuming that a business risk could occur, the Group maps out measures to evade that risk, and does its utmost effort to cope with such a risk once it actually occurs. In the description, we tried to contain risk factors forecast for the future, but given that the forecast is based on our judgment as current when earnings results for fiscal year ended September 30, 2004 were announced, it should be noted that more business risks may yet emerge.

Securing staffers*

The population of young people in Japan has been declining since 1985 due to a drop in the birthrate, leading to a decline in the number of children, and this trend is likely to continue, according to forecasts by research institutes such as the National Institute of Population and Social Security Research (of the Ministry of Health, Labor and Welfare). In the Spot Business, the Fullcast Group's core operation, the staff is primarily made up of the younger generation in their late teens and 20s. Therefore, a decline in the younger generation makes it difficult for the Group to secure the human resources it needs, which is likely to adversely influence the Group's earnings. To cope with this decline in the population of young people, the Group is recruiting staffers through the Web sites and mobile phone networks, in a bid to make its staff procurement process more efficient. However, to step up such recruiting activities, the Group needs to raise the salaries of in-house employees and spend more on employment ads, which will put some strain on its earnings.

Furthermore, the competition for securing staffers will likely heat up in the industry, where entry level obstacles are relatively small, and this may prevent the Group from procuring enough of the staff it needs and ultimately achieving its business plan.

Given that the younger generation in their late teens and 20s—who make up a large proportion of our staff—are sensitive to corporate image, the Group regards it vital to build a corporate brand that will gain the support of this generation in order to procure and retain excellent staffers. To this end, the Group is implementing the strategy to improve its image through the operations of Fullcast Sports Co., Ltd. But, it is still unclear if this strategy will be effective, and we may not be able to procure as many staff as we would like.

As part of the change of the organization on October 1, 2004, Fullcast Co., Ltd. set up the Staff Recruitment Strategy Office directly under the control of the general manager of the Sales Division, which is now striving to enhance its staff-hiring capability by carrying out recruiting activities in a manner that appeals to the younger generation.

*Staffers denote personnel who are already registered to the Group and intend to work.

Retaining employees

The average length of continuous service of Fullcast's employees, excluding the dispatched staff, is two years and nine months as of the end of September 2004. This rather short period is attributable to the fact that despite increased new hiring by the Company amid a rapid expansion of its business, the number of those who resigned remains high. To cope with the changing external environment of the Group, created by deregulation and the resultant fierce competition, we need to hire more employees apart from staff for dispatch.

Convinced of the importance of concentrating the efforts of hiring employees on its regional sales office to maintain its competitive edge, the Company has set up a great number of such branches in a short period of time. The crucial issue is how to maintain the quality of the branch managers and members alike. The Company seeks to proactively hire skilled people to deploy as managers and members at regional offices. However, if we cannot secure sufficient number of personnel meeting our needs or if current employees leave the Company, the strategy to locally hire employees may be hindered and the Group's earnings could deteriorate. Furthermore, under such a strategy, if sales and profit targets are not achieved as scheduled, the percentage ratio of selling, general and administrative expenses to sales will go up, which could adversely affect the Group's earnings.

It is true that advanced mission-critical systems can significantly improve operations of the staffing service business, but such systems, of course, cannot fully replace human know-how. Accordingly, the Company needs to procure and retain capable managers and members at individual branch offices, in order to expand its businesses.

Managing the database on client firms and staffers

The Fullcast Group always strives to provide the staff most suited to the need of client companies and deploy staffers for clients promptly and efficiently. To facilitate this, the Group manages a database compiled with its business management information system "FASE" that contains information on the staff's work attitudes and experience by job classification as well as on client corporations. In addition, the Group uses FASE to bill clients for work services and closely monitor accounts receivable, which means the Group relies strongly on FASE for its operational efficiency. To be prepared for the eventuality of a malfunction in a server on which FASE runs, the Group uses other back-up server with the same functions. However, if both servers were simultaneously down due to a trouble resulting from a natural disaster such as an earthquake and FASE stops working, the Group's operations will be seriously hindered and its earnings may suffer a serious blow.

We are continuing to invest in the improvement of information systems, such as upgrading FASE whenever necessary, in a bid to differentiate ourselves from our peers in terms of costs and services. But, it seems that this investment will not always contribute to a growth in sales. So, if we cannot obtain sufficient return on investment, expenditures may not be fully recouped.

As for managing data contained in FASE, including personal information, we are striving to prevent unauthorized access, as well as loss, destruction, falsification and leakage of personal information, by establishing clear handling rules, strictly controlling access rights to the system and strengthening internal inspections. However, if any personal information should ever leak out for whatever reason, the Group will lose the public's confidence, which can be expected to push down sales and cause claims for damages. This may have a serious impact on the Group's earnings.

Workplace accidents and transaction-related trouble

In the event that a staffer dies, is injured or becomes ill at work or due to some causes attributable to the work, the Company, as an employer, has the duty to pay compensation according to the Labor Standards Law and the Workers' Accident Compensation Insurance Law.

The Company is enhancing staff awareness on safety by promoting occupational safety and hygiene training, as well as safety equipment and releasing bulletins for on-the-job vigilance to prevent injury and illness. To provide better worker protection, the Company has taken out a voluntary casualty insurance program and a liability insurance program as a supplement to the workmen's accident compensation insurance. However, should an accident not covered by any of this insurance occur, the Company could be forced to pay damages on the grounds of neglecting its duty to safety (Article 415 of Civil Code) and its liability for any illegal activity (Article 709 of Civil Code), which are stipulated in labor contracts.

In addition, the Company could be sued or pressured to make other payments, on allegations of staff negligence, the violation of a contract with a client or our staff's illegal activities. Although we have a compliance system under which personnel in charge of legal affairs can handle various legal risks, the Company's performance may suffer a serious impact through such an accident depending on its nature and the amount of money involved.

Changes in legal regulations

The Company's businesses should be in conformity with such laws as the Labor Standards Law, the Labor Services Temporary Assignment Law, the Workers' Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Insurance Law and other relevant laws. If these laws would be revised or their interpretation modified following a change in the prevailing social situation in the labor market, the Fullcast Group may suffer a serious setback in its operations depending on the contents of such revision or any new interpretation.

Regarding social insurance, workers whose contract period is up to two months and those whose total working hours do not exceed 75% of that of full-time workers are exempt from the requirements stipulated in the Health Insurance Law. The Welfare Pension Insurance Law has provisions almost identical to those of the Health Insurance Law in this regard. Fullcast Group generally hires staffers on a short-term contract so that they are exempt from the social insurance requirements, ergo, the Group does not incur any expenses that such a program would require.

Depending on the content, any revision of the social insurance system could affect the Group's performance, for instance if it entailed an expansion of the insurance coverage.

Management of the Company

(1) Reliance on an individual person

President Takehito Hirano, the founder of Fullcast, plays a key role on the frontline of all the Company's businesses, including decision making on management policies and strategies as well as sales and financial activities. If Mr. Hirano were to leave his job now, the Company could be prone to suffer a setback in its business strategy and performance.

(2) Stock options system

The Company is granting stock purchase warrants, with an exercise period from January 1, 2006 to December 30, 2008, for its managerial staff to enhance their willingness and morale towards improving performance. The number of dilutive shares associated with subscription rights is 2,229 shares as of the end of September 2004, which accounts for 0.8% of the Company's 275,964 outstanding shares (including treasury stocks).

In the future, the Company will grant subscription rights to any directors and ordinary employees expected to contribute substantially to the expansion of its businesses. However, the issuance of new shares following the exercise of subscription rights may dilute the value of the Company's stock.

(3) Strategies on corporate acquisition/alliance and a new business

In June 2004, the Company made Apayours Co., Ltd. a wholly owned subsidiary through stock exchange arrangement after a preliminary study. However, if more costs than expected are needed for restructuring and shoring up the subsidiary's corporate management base, or if its contribution to the parent's earnings does not suffice as scheduled, the Fullcast Group's performance may deteriorate.

The Fullcast Group is continuing to upscale its existing operations through corporate acquisition and alliances, while expanding business fields and raising the entire Group's corporate value by identifying new business opportunities. In the course of this, however, there seem to be a number of possibilities: a business expansion through corporate acquisition and other measures may not contribute to increasing profits as originally projected; the Group may have to spend substantial amounts of funds on corporate acquisition; and amortization of consolidation goodwill, which could temporarily deteriorate the Group's profits.

Historical Trends in Operating Results

Net Sales by Business Division

	Millions of yen			
	2001	2002	2003	2004
Spot Business	16,750	16,392	22,206	**30,814**
Factory Business	3,461	5,824	10,714	**12,235**
Technology Business	3,045	3,285	4,313	**6,212**
Other Business	670	819	712	**427**
Total	23,926	26,320	37,945	**49,688**

*Due to the Fullcast Group's reorganization, the financial results for the engineering-based contracting and engineer dispatching services (previously classified under Technical Business in the fiscal year ended September 2002) as well as the telecommunication business (classified under Other Business) are included in the Technology Business since the fiscal year ended September 2003.



49,688
30,814
12,235
6,212
427
0
01 02 03 04

Operating Income/Operating Income on Sales

	Millions of yen/%			
Non-consolidated	2001	2002	2003	2004
Operating income	1,309	1,040	1,608	**2,196**
Operating income on sales	8.7	7.0	7.2	**7.7**
Consolidated				
Operating income	1,907	1,511	2,455	**3,256**
Operating income on sales	8.0	5.7	6.5	**6.5**

Operating income on sales = Operating income / net sales



Non-consolidated
Operating income on sales
2,196
7.7
0
01 02 03 04
Consolidated
Operating income on sales
3,256
6.5
0
01 02 03 04

Net Income

	Millions of yen			
	2001	2002	2003	2004
Non-consolidated	482	246	915	**1,310**
Consolidated	941	347	1,197	**1,512**



Non-consolidated
1,310
0
01 02 03 04
Consolidated
1,512
0
01 02 03 04

Free Cash Flow

	Millions of yen			
Consolidated	2001	2002	2003	2004
Free cash flow	(12)	(345)	3,150	**(79)**

Free cash flow = Cash flow from operating activities + cash flow from investing activities



0
-79
01 02 03 04

EBITDA

	Millions of yen			
	2001	2002	2003	2004
Non-consolidated	1,258	1,104	2,118	**2,551**
Consolidated	1,928	1,396	2,843	**3,297**

EBITDA = Income before income taxes and minority interest + interest expense + depreciation of fixed assets



Non-consolidated
2,551
0
01 02 03 04
Consolidated
3,297
0
01 02 03 04

Total Assets

	Millions of yen			
	2001	2002	2003	2004
Non-consolidated	11,886	11,744	12,369	**15,024**
Consolidated	13,907	13,928	15,494	**19,462**



Non-consolidated
15,024
0
01 02 03 04
Consolidated
19,462
0
01 02 03 04

Number of Employees

	Number of employees			
	2001	2002	2003	2004
Non-consolidated	254	242	317	**416**
Consolidated	943	994	1,118	**1,671**
Number of technicians in Technology Business	425	426	548	**802**



Non-consolidated
416
0
01 02 03 04
Consolidated
Number of technicians in Technology Business
1,671
802
0
01 02 03 04

Trends in Numbers of Registered Staff

Consolidated	Numbers of registered staff			
	2001	2002	2003	2004
Numbers of registered staff	505,652	628,987	779,961	**964,799**



964,799
0
01 02 03 04

Profitability Indicators

SG&A Expenses to Net Sales Ratio

%	2001	2002	2003	2004
Non-consolidated	28.1	26.4	25.4	**23.9**
Consolidated	26.2	24.8	22.5	**21.9**

SG&A expenses to net sales ratio = SG&A expenses / net sales



Non-consolidated
23.9
0
01 02 03 04
Consolidated
21.9
0
01 02 03 04

Return on Equity (ROE)

%	2001	2002	2003	2004
Non-consolidated	8.6	3.4	11.9	**14.2**
Consolidated	16.7	4.6	14.8	**15.4**

ROE = Net income / total shareholders' equity



Non-consolidated
14.2
0
01 02 03 04
Consolidated
15.4
0
01 02 03 04

Return on Assets (ROA)

%	2001	2002	2003	2004
Non-consolidated	4.2	2.1	7.6	**9.6**
Consolidated	7.3	2.5	8.1	**8.7**

ROA = Net income / total assets



Non-consolidated
9.6
0
01 02 03 04
Consolidated
8.7
0
01 02 03 04

EBITDA Margin

%	2001	2002	2003	2004
Non-consolidated	8.3	7.5	9.5	**8.9**
Consolidated	8.1	5.3	7.5	**6.6**

EBITDA margin = EBITDA / net sales



Non-consolidated
8.9
0
01 02 03 04
Consolidated
6.6
0
01 02 03 04

Safety/Stability Indicators

Current Ratio

	%			
	2001	2002	2003	**2004**
Non-consolidated	284.3	196.9	222.1	**206.6**
Consolidated	235.9	190.0	186.4	**187.1**

Current ratio = Current assets / current liabilities



Non-consolidated
206.6
0
01 02 03 04
Consolidated
187.1
0
01 02 03 04

Shareholders' Equity Ratio

	%			
	2001	2002	2003	**2004**
Non-consolidated	62.7	60.2	67.3	**67.0**
Consolidated	55.6	53.4	56.3	**56.4**

Shareholders' equity ratio = Net assets / total assets



Non-consolidated
67.0
0
01 02 03 04
Consolidated
56.4
0
01 02 03 04

Interest Coverage

	Multiplication			
	2001	2002	2003	**2004**
Non-consolidated	11.2	14.2	34.5	**77.6**
Consolidated	15.0	19.0	47.1	**101.1**

Interest coverage = (Operating income + interest income + dividends received) / interest expenses



Non-consolidated
77.6
0
01 02 03 04
Consolidated
101.1
0
01 00 03 04

Debt Equity Ratio

	%			
	2001	2002	2003	**2004**
Non-consolidated	42.0	43.5	16.5	**22.2**
Consolidated	46.9	45.1	18.2	**24.2**

Debt equity ratio = Interest-bearing debts (short-term borrowings + long-term debt + lease obligations) / net assets



Non-consolidated
22.2
0
01 02 03 04
Consolidated
24.2
0
01 02 03 04

Fullcast Co., Ltd.
Consolidated Balance Sheets

As of September 30, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2003	**2004**	**2004**
Current Assets:			
Cash and cash equivalents (Note 1)	¥ 5,151	¥ **6,089**	$ **54,831**
Time deposits with original maturities over three months	-	**15**	**133**
Short-term investments (Notes 1 and 2)	301	**-**	**-**
Trade notes and accounts receivable	5,018	**6,969**	**62,752**
Less- Allowance for doubtful accounts (Note 1)	(57)	**(69)**	**(624)**
Inventories (Note 1)	71	**74**	**672**
Deferred tax assets (Notes 1 and 8)	284	**309**	**2,782**
Other current assets	292	**666**	**6,000**
Total current assets	11,060	**14,053**	**126,546**
Property and Equipment, at Cost (Notes 1 and 4):			
Land	606	**607**	**5,461**
Buildings and structures	558	**509**	**4,581**
Furniture, fixtures and equipment	397	**783**	**7,053**
Construction in progress	10	**-**	**-**
Less- Accumulated depreciation	(334)	**(493)**	**(4,436)**
Total property and equipment	1,237	**1,406**	**12,659**
Investments and Other Assets:			
Investment securities (Notes 1, 2 and 3)	602	**902**	**8,122**
Intangible fixed assets (Note 1)	703	**855**	**7,694**
Deferred tax assets (Notes 1 and 8)	178	**125**	**1,126**
Other	1,714	**2,121**	**19,103**
Total investments and other assets	3,197	**4,003**	**36,045**
	¥ 15,494	¥ **19,462**	$ **175,250**

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2004
Current Liabilities:			
Short-term borrowings (Notes 4 and 5)	¥ 900	¥ **2,245**	$ **20,217**
Current portion of long-term debt (Notes 4 and 5)	257	**138**	**1,242**
Accounts payable			
Trade	64	**81**	**725**
Other	2,060	**2,047**	**18,435**
Income taxes payable (Notes 1 and 8)	1,163	**688**	**6,193**
Accrued bonuses	449	**520**	**4,682**
Deferred tax liabilities (Notes 1 and 8)	-	**0**	**1**
Other current liabilities	1,041	**1,793**	**16,148**
Total current liabilities	5,934	**7,512**	**67,643**
Long-term Liabilities:			
Long-term debt (Notes 4 and 5)	373	**259**	**2,331**
Accrued severance and retirement cost (Notes 1 and 7)	259	**271**	**2,441**
Deferred tax liabilities (Notes 1 and 8)	-	**74**	**663**
Other long-term liabilities	70	**33**	**299**
Total long-term liabilities	702	**637**	**5,734**
Minority Interests	139	**335**	**3,021**
Commitments and Contingent Liabilities (Note 15)			
Shareholders' Equity (Note 9):			
Common stock;			
Authorized – 178,400 shares in 2003 and 537,900 shares in 2004			
Issued – 44,829 shares in 2003 and 275,964 shares in 2004	3,289	**3,464**	**31,194**
Capital surplus;			
Additional paid-in capital (Note 1)	2,515	**3,018**	**27,180**
Retained earnings	3,265	**4,466**	**40,215**
Net unrealized holding gains on securities (Note 1)	31	**220**	**1,976**
Less – Treasury stock, at cost; 900 shares in 2003 and 2,652 shares in 2004	(381)	**(190)**	**(1,713)**
Total shareholders' equity	8,719	**10,978**	**98,852**
	¥ 15,494	¥ **19,462**	$ **175,250**

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

Fullcast Co., Ltd.
Consolidated Statements of Income

Years ended September 30, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2004	2004
Net Sales (Note 13)	¥ 37,945	¥ **49,688**	$ **447,439**
Cost of Sales (Note 13)	26,946	**35,569**	**320,299**
Gross profit	10,999	**14,119**	**127,140**
Selling, General and Administrative Expenses (Note 13)	8,544	**10,863**	**97,823**
Operating income (Note 13)	2,455	**3,256**	**29,317**
Other Income (Expenses):			
Interest income	43	**6**	**52**
Interest expense	(53)	**(32)**	**(291)**
Rental income	77	**21**	**188**
Amortization of goodwill arising from consolidation	-	**(295)**	**(2,658)**
Loss on valuation of investment securities	(44)	**(11)**	**(100)**
Other, net	74	**21**	**202**
	97	**(290)**	**(2,607)**
Income before income taxes and minority interests	2,552	**2,966**	**26,710**
Provision for Income Taxes (Notes 1 and 8):			
Current	1,479	**1,372**	**12,357**
Deferred	(207)	**(27)**	**(244)**
Income taxes	1,273	**1,345**	**12,113**
Net income before minority interests	1,280	**1,621**	**14,597**
Minority Interests	(83)	**(109)**	**(982)**
Net income	¥ 1,197	¥ **1,512**	$ **13,615**

	Yen		U.S. dollars (Note 1)
Per Share of Common Stock (Notes 1 and 11):			
Net income	¥ 27,373.46	¥ **5,603.88**	$ **50.46**
Diluted net income	27,118.49	**5,578.67**	**50.24**
Cash dividends applicable to the period	5,000.00	**2,000.00**	**18.01**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Shareholders' Equity

Years ended September 30, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	**2004**	**2004**
Common Stock:			
Beginning balance	¥ 3,262	¥ **3,289**	$ **29,620**
Exercise of stock purchase warrants	27	**175**	**1,574**
Ending balance	¥ 3,289	¥ **3,464**	$ **31,194**
Capital Surplus:			
Additional paid-in capital (Note 1)			
Beginning balance	2,486	**2,515**	**22,643**
Exercise of stock purchase warrants	29	**178**	**1,605**
Gain on sales of treasury stock	-	**325**	**2,932**
Ending balance	¥ 2,515	¥ **3,018**	$ **27,180**
Retained Earnings:			
Beginning balance	2,199	**3,265**	**29,401**
Net income	1,197	**1,512**	**13,615**
Increase in the Company's ownership by merger among the consolidated subsidiaries	25	**-**	**-**
Effect of change in scope of consolidation	0	**-**	**-**
Cash dividends paid	(109)	**(311)**	**(2,801)**
Loss on sales of treasury stock	(47)	**-**	**-**
Ending balance	¥ 3,265	¥ **4,466**	$ **40,215**
Net Unrealized Holding Gains on Securities (Note 1):			
Beginning balance	4	**31**	**283**
Change: Unrealized holding gains occurring during the period	27	**189**	**1,693**
Ending balance	¥ 31	¥ **220**	$ **1,976**
Treasury Stock:			
Beginning balance	(508)	**(381)**	**(3,431)**
Sales of treasury stock	127	**-**	**-**
Issuance of treasury stock in exchange for subsidiary's stock	-	**191**	**1,718**
Ending balance	¥ (381)	¥ **(190)**	$ **(1,713)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.
Consolidated Statements of Cash Flows

Years ended September 30, 2003 and 2004

	Millions of yen		Thousand of U.S. dollars (Note 1)
	2003	2004	2004
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥2,552	**¥2,966**	**$26,710**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation	237	**299**	**2,692**
Allowance for doubtful accounts	16	**(11)**	**(99)**
Accrued bonuses	136	**65**	**587**
Accrued severance and retirement cost	28	**0**	**0**
Interest and dividend income	(43)	**(10)**	**(91)**
Interest expense	53	**32**	**291**
Loss on sales and disposal of property and equipment, net	(60)	**9**	**82**
Loss on valuation of investment securities	44	**11**	**100**
Equity in losses (profits) of affiliates	(7)	**(2)**	**(16)**
Amortization of consolidation goodwill	29	**297**	**2,670**
Other, net	(79)	**(52)**	**(475)**
Changes in current assets and liabilities:			
Trade notes and accounts receivable	(1,090)	**(1,541)**	**(13,875)**
Accounts payable	287	**(74)**	**(666)**
Other, net	241	**(95)**	**(855)**
Subtotal	2,344	**1,894**	**17,055**
Interest and dividends received	38	**9**	**81**
Interest paid	(51)	**(32)**	**(289)**
Income taxes paid	(785)	**(1,876)**	**(16,892)**
Net cash provided by (used in) operating activities	1,546	**(5)**	**(45)**
Cash Flows from Investing Activities:			
Increase in time deposits	-	**(17)**	**(151)**
Proceeds from withdrawal of time deposits	-	**11**	**99**
Purchase of short-term investments	(300)	**(299)**	**(2,688)**
Proceeds from sales of short-term investment securities	200	**600**	**5,403**
Expenditures for property and equipment	(189)	**(398)**	**(3,588)**
Proceeds from sales of property and equipment	1,960	**65**	**586**
Purchase of intangible assets	(295)	**(298)**	**(2,687)**
Proceeds from sales of intangible assets	-	**6**	**56**
Purchase of investment securities	(323)	**(15)**	**(131)**
Proceeds from sales of investment securities	81	**52**	**469**
Purchase of subsidiary's securities	(27)	**(1)**	**(13)**
Advance for loans receivable	(7)	**(40)**	**(364)**
Collection of loans receivable	505	**39**	**353**
Acquisition of cash owned by new subsidiaries, net of payment for purchase of subsidiaries' shares	–	**221**	**1,991**

Other, net	(1)	0	0
Net cash provided by (used in) investing activities	1,604	(74)	(665)
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings	(429)	**1,200**	**10,807**
Proceeds from long-term debt	200	**-**	**-**
Repayment of long-term debt	(1,486)	**(271)**	**(2,440)**
Issuance of common stock	55	**350**	**3,147**
Contribution from minority shareholders of a consolidated subsidiary	-	**119**	**1,067**
Repayments of bonds	-	**(10)**	**(89)**
Proceeds from sales of treasury stock	80	**-**	**-**
Payment of dividends	(107)	**(310)**	**(2,789)**
Payments of dividends to minority shareholders from a consolidated subsidiary	-	**(8)**	**(72)**
Other, net	(54)	**(53)**	**(474)**
Net cash provided by (used in) financing activities	(1,741)	**1,017**	**9,157**
Net increase in Cash and Cash Equivalents	1,409	**938**	**8,447**
Cash and Cash Equivalents at Beginning of Period	3,742	**5,151**	**46,384**
Effect of Changes in Consolidation Scope on Cash and Cash Equivalents	-	**0**	**0**
Cash and Cash Equivalents at End of Period	¥5,151	**¥6,089**	**$54,831**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Fullcast Co., Ltd.

Notes to Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

The following is a summary of the significant accounting and reporting policies adopted by Fullcast Co., Ltd. (the "Company") and its subsidiaries (collectively, the "Companies") in the preparation of the accompanying consolidated financial statements.

(a) Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in Japan in order to present these statements in a more familiar form for readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP but is presented herein as supplemental information.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2004, which was ¥111.05 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and 7 subsidiaries for the year ended September 30, 2004, as well as 5 subsidiaries for the year ended September 30, 2003.

All significant intra-company transactions and accounts have been eliminated.

All Companies over which the Company has control through majority voting rights or certain other conditions evidencing control by the Company are regarded as subsidiaries and consolidated.

Investments in affiliates (generally 20% - 50% ownership), over which the Company has the ability to exercise significant influence as to operating and financial policies, are accounted for by the equity method.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority stockholders, are recorded based on their fair value at the time the Company acquired control of the respective subsidiary.

Differences between acquisition cost and the underlying net equity at the time of acquisition were charged or credited to income on the dates of acquisition.

The Company made APAYOURS Co., Ltd. a wholly-owned subsidiary through stock exchange on June 1, 2004. Accordingly, the Company made it a consolidated subsidiary as of the transfer date.

The Company established a consolidated subsidiary named FULLCAST TELE MARKETING Co., Ltd. on September 15, 2004.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, readily available deposits and short-term investments, which are easily convertible into cash and present insignificant risk of changes in value, with original maturities of three months or less.

(d) Short-term Investments and Investment Securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows:

a) securities held for trading purposes (hereafter, "trading securities"), b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities), c) equity securities issued by subsidiaries and affiliated companies, and d) all other securities not classified under any of the above categories (hereafter, "available-for-sale securities").

The Companies did not possess trading securities and held-to-maturity debt securities.

Available-for-sale securities whose fair value is readily determinable are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average method. Available-for-sale securities whose fair value cannot readily be determined are stated at cost according to the moving-average cost method.

(e) **Allowance for Doubtful Accounts**

Under the Japanese accounting standard for financial instruments, all companies are required to classify receivables into the following three categories and make provision for possible losses.

For receivables from insolvent customers who are undergoing bankruptcy or other collection proceedings or in a similar financial predicament, an allowance for doubtful accounts is provided in the full amount of such receivables, excluding the portion that is estimated to be recoverable due to the existence of collateral or guarantees.

For the unsecured portion of receivables from customers not presently in the above circumstances, but for which there is a high probability of them becoming so, an allowance for doubtful accounts is provided for individually estimated uncollectable amounts, primarily determined after an evaluation of collaterals, guarantees and the respective customer's overall financial condition.

For other receivables, an allowance for doubtful accounts is provided based on the Companies' actual rate of receivable losses in the past.

(f) Inventories

The Companies' raw materials and supplies are stated at cost, which is determined by first-in, first-out method. The Companies' products in progress are stated at specific-identified cost.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the declining-balance method over the following estimated useful lives of the assets except for buildings acquired after April 1, 1998, which are computed on a straight-line method.

The estimated useful lives of depreciable assets are as follows:

Buildings and structures:	3 years to 56 years
Furniture, fixtures and equipment:	2 years to 15 years

Ordinary maintenance and repairs are charged to income as incurred and major replacements and improvements are capitalized.

(h) Intangible Fixed Assets

Intangible fixed assets primarily represent the costs of purchased software, which are amortized using the straight-line method over a period of up to five years in accordance with their estimated useful lives.

The costs of software for sales are provided at the greater of the amounts computed using a) the ratio that current unit sales for a product bear to the total of current and anticipated future unit sales for that product or b) the straight-line method over the remaining estimated economic life of the product (three years).

(i) Finance Leases

Finance leases that do not transfer ownership are accounted for in the same manner as operating leases in accordance with Japanese GAAP. Under Japanese accounting policies for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions on condition that certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(j) Provisions

Provisions are recognized where a present (legal or constructive) obligation has been incurred which may lead to an outflow of resources, and which can be reasonably estimated. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(k) Severance and Retirement Plans

The Companies provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

The Company and certain consolidated subsidiaries calculated projected benefit obligation and severance and retirement benefit expenses based on the amounts actuarially calculated using certain assumptions. Actuarial gains and losses are charged to income except for certain consolidated subsidiaries.

In addition, directors and corporate auditors of the Companies had been entitled to lump-sum payments based on current rates of pay, length of services and certain other factors. The Companies had accrued 100% of obligations based on the internal rules required under the assumption that all directors and corporate auditors terminated their employment at the end of the fiscal year.

Board of Directors Meetings of one of the consolidated subsidiaries held on September 28, 2004 approved to abolish the internal rules of retirement benefits for directors and corporate auditors. As a result, the rules of retirement benefits for directors and corporate auditors were completely abolished in the Companies.

(l) Income Taxes

Income taxes comprise corporation tax, inhabitant taxes and enterprise taxes.

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(m) Foreign Currency Transaction

Foreign currency transactions are translated into Japanese yen using the exchange rates in effect at the time of the transactions. All short term and long term monetary receivables and payables denominated in foreign currencies are translated at the exchange rates prevailing at the end of each fiscal year and the resulting gains and losses are included in current income.

(n) Derivative Financial Instruments

The Companies use derivative financial instruments to manage their exposure to fluctuations in interest rates. Interest rate swaps are utilized by the Companies to reduce interest rate risks. The Companies use derivative transactions only to hedge market risk, and not for speculation or dealing purposes.

The Companies adopt the method that defers gains and losses resulting from changes in fair value of derivative financial instruments until the hedged transactions occur. If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(o) Reclassifications

Certain reclassifications have been made in the accompanying consolidated financial statements and notes to facilitate understanding by non-Japanese readers, but no change has been made in the application of accounting policies. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

(p) Accounting Standard for Impairment of Fixed Assets

In the year ended September 30, 2004, the Companies did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard does not prohibit earlier adoption. The Companies have begun its analysis of possible impairment of fixed assets. The Company cannot currently estimate the effect of adoption of the new standard, because the Companies have not yet completed its analysis.

2. Short-term investments and Investment Securities

(a) The following tables summarize acquisition costs, book value and fair value of available-for-sale securities with their available fair value as of September 30, 2003 and 2004:

Securities with book value exceeding acquisition costs

Type		Millions of yen						Thousands of U.S. dollars		
		2003			2004			2004		
		Acquisition costs	Book value	Difference	**Acquisition costs**	**Book value**	**Difference**	**Acquisition costs**	**Book value**	**Difference**
Equity securities	…	¥336	¥393	¥57	**¥424**	**¥794**	**¥370**	**$3,817**	**$7,150**	**$3,333**
Bonds	…	300	301	1	**-**	**-**	**-**	**-**	**-**	**-**
Others	…	-	-	-	**-**	**-**	**-**	**-**	**-**	**-**
		¥636	¥694	¥58	**¥424**	**¥794**	**¥370**	**$3,817**	**$7,150**	**$3,333**

Securities with book value below acquisition costs

Type		Millions of yen						Thousands of U.S. dollars		
		2003			2004			2004		
		Acquisition costs	Book value	Difference	**Acquisition costs**	**Book value**	**Difference**	**Acquisition costs**	**Book value**	**Difference**
Equity securities	…	¥16	¥11	¥(5)	**¥-**	**¥-**	**¥-**	**$-**	**$-**	**$-**
Bonds	…	-	-	-	**-**	**-**	**-**	**-**	**-**	**-**
Others	…	-	-	-	**-**	**-**	**-**	**-**	**-**	**-**
		¥16	¥11	¥(5)	**¥-**	**¥-**	**¥-**	**$-**	**$-**	**$-**

Financial instrument attached derivatives (contracted amount by 200 millions of yen) which is included in Bonds were evaluated at fair value as of September 30, 2003. As a result, the gains and losses of evaluation were charged other income (expense) of Consolidated Statements of Income.

(b) The following tables summarize book value of available-for-sale securities without available fair value as of September 30, 2003 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Non-listed equity securities	¥ 188	¥ 86	$ 778
Non-listed foreign Bonds	-	-	-
	¥ 188	¥ 86	$ 778

(c) The planned redemption schedule of available-for-sale securities with maturity is as follows:

	Millions of yen				
	2003				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	¥ 100	-	-	-	-
Total	¥ 100	-	-	-	-

	Millions of yen				
	2004				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	¥ -	-	-	-	-
Total	¥ -	-	-	-	-

	Thousands of U.S. dollars				
	2004				
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years	Total
Bonds- Others	$ -	-	-	-	-
Total	$ -	-	-	-	-

(d) Total sales of available-for-sale securities in the year ended September 30, 2003 amounted to ¥81 million and the related gains/losses amounted to ¥31 million and ¥3 million, respectively.

Total sales of available-for-sale securities in the year ended September 30, 2004 amounted to ¥52 million ($469 thousand) and the related gains/losses amounted to ¥29 million ($263 thousand) and ¥0 million ($3 thousand), respectively.

3. Investment in Related Companies

At September 30, 2003 and 2004, investment in related companies was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Paid for stock of a new subsidiary	¥ -	¥ 10	$ 90
Investment securities	10	12	104

4. Pledged Assets

At September 30, 2003 and 2004, assets pledged as collateral for short-term borrowings and long-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Property and equipment – Less accumulated depreciation	¥850	¥839	$7,557
Total	¥850	¥839	$7,557

5. Short-term Borrowings and Long-term Debt

Short-term borrowings principally consist of loans to banks generally due within 366 days, bank overdrafts at an average interest rate of 0.80% as of September 30, 2003 and 0.67% as of September 30, 2004.

Long-term debt at interest rates ranging from 1.18% to 3.78% as of September 30, 2003 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Unsecured loans, representing obligations principally to banks:	¥ 211	¥ 74	$ 661
Secured loans, representing obligations principally to banks:	409	323	2,912
Unsecured bonds, due 2004 with detachable warrants:	10	-	-
	630	397	3,573
Less- Portion due within one year	(257)	(138)	(1,242)
	¥ 373	¥ 259	$ 2,331

Annual maturities of long-term debt subsequent to September 30, 2003 and 2004, were as follows:

Year ending September 30		Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars 2004
2006	......	¥ 114	¥ 86	$ 772
2007	......	87	76	681
2008	......	76	70	631
2009	......	69	27	247
2010 and thereafter	......	27	-	-
Total		¥ 373	¥ 259	$ 2,331

As is customary in Japan, substantially all of the bank borrowings are subject to a general agreement with each bank, which provides, among other things, that the bank may request additional security for the loans concerned and may treat any security furnished to the bank as collateral for all present and future indebtedness and has the right to offset cash deposited against any short-term or long-term debts that become due, and, in case of default or other specified events, against all other debts payable to the bank. The Company has never been requested to submit such additional security.

6. Leases

As of September 30, 2003 and 2004, assets leased under non-capitalized financial leases were as follows:

		Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars 2004
Furniture, fixtures and equipment, etc.	......	¥ 542	¥ 501	$ 4,511
Less accumulated depreciation and amortization	......	(223)	(268)	(2,409)
Total		¥ 319	¥ 233	$ 2,102

The above "as if capitalized" depreciation and amortization is calculated on the straight-line method over lease terms. If the above lease terms were capitalized, depreciation and amortization of ¥110 million and ¥112 million ($1,007 thousand) would have been recorded for the years ended September 30, 2003 and 2004, respectively.

Total lease payments on non-capitalized finance leases were ¥120 million and ¥126 million ($1,138 thousand) for the years ended September 30, 2003 and 2004, respectively.

Total interest expenses on non-capitalized finance leases were ¥13 million and ¥15 million ($132 thousand) for the years ended September 30, 2003 and 2004, respectively.

Obligations under finance leases at September 30, 2003 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Due within one year	¥ 110	¥ 90	$ 811
Due after one year	217	152	1,366
Total	¥ 327	¥ 242	$ 2,177

7. Severance and Retirement Plans

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheet as of September 30, 2003 and 2004, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Projected benefit obligation	¥ 261	¥ 292	$ 2,633
Less fair value of pension assets	(46)	(62)	(561)
Unrecognized actuarial differences	42	29	259
Prepaid pension costs	-	12	110
Liability for severance and retirement benefits	¥ 257	¥ 271	$ 2,441

Included in the consolidated statements of income for the years ended September 30, 2003 and 2004, are severance and retirement benefit expenses comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Service costs	¥ 86	¥ 71	$ 640
Interest cost on projected benefit obligation	6	7	59
Expected return on plan assets	(0)	(1)	(6)
Amortization of actuarial differences	(22)	(54)	(482)
Contribution on welfare pension fund	125	104	932
Severance and retirement benefit expenses	¥ 195	¥ 127	$ 1,143

The Companies also have other pension assets regarding welfare pension funds which includes on acting part of welfare pension insurance, and fair value of the pension assets allocated based on the ratio of total payroll amount of each member corporations as of September 30, 2003 and 2004, are ¥1,307 million and ¥1,270 million ($11,433 thousand), respectively.

Significant assumptions of pension plans used to determine these amounts for the years ended September 30, 2003 and 2004

	2003	2004
Discounted rate	2.5%	**2.3%**
Expected long-term rate of return on plan assets	1.5%	**1.5%**

In addition, one of the consolidated subsidiaries had put pertinent rules of unfunded termination and retirement allowance plans for directors and statutory auditors, payments of which were subject to the approval at the ordinary shareholders' meeting. The balance of accrued directors and statutory auditors' termination and retirement allowance was ¥2 million at September 30, 2003.

Board of Directors Meetings of one of the consolidated subsidiaries held on September 28, 2004, approved to abolish the internal rules of retirement benefits for directors and statutory auditors. As a result, the Companies reversed accrued severance and retirement cost and recorded other income of ¥3 million ($28 thousand).

The total provisions charged to income under the above plans were ¥1 million in the year ended September 30, 2003 and ¥1 million ($12 thousand) in the year ended September 30, 2004, respectively.

8. Income Taxes

The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 42.0% for the year ended September 30, 2002. Effective for years commencing on October 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 42.0% and 40.5% for current items and non-current items, respectively, at September 30, 2003, and 40.5% for all items at September 30, 2004.

The following table summarizes the significant differences between the statutory tax rate and the Companies' effective tax rate for financial statement purposes for the years ended September 30, 2003 and 2004:

	2003	2004
Statutory tax rate	42.0%	**42.0%**
Tax on undistributed profits	4.5	-
Non-tax deductible expense	0.7	**0.6**
Per capita inhabitant tax	2.1	**2.8**
Tax credit on corporate tax	–	**(1.0)**
Elimination of unrealized gain of subsidiaries in no application of tax effect accounting	–	**(0.6)**
Amortization of goodwill arising from consolidation	–	**4.2**
Valuation allowance	–	**(2.2)**
Other	0.6	**(0.4)**
Effective tax rate	49.9%	**45.4%**

Significant components of deferred tax assets and liabilities as of September 30, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Deferred tax assets:			
Excess bonuses accrued	¥ 156	¥211	$ 1,905
Excess allowance and write-off for doubtful accounts	19	25	222
Enterprise taxes accrued	94	62	558
Retirement benefits	101	103	931
Excess depreciation	5	11	102
Unrealized gains on sales of fixed assets	59	66	593
Valuation of available-for-sale securities	154	90	809
Accrued social insurance premiums	–	24	217
Other	50	38	340
Total deferred tax assets	638	630	5,677
Valuation allowance	(152)	(116)	(1,043)
	486	514	4,634
Deferred tax liabilities:			
Allowance for doubtful accounts related to consolidated elimination	(2)	(4)	(34)
Net unrealized holding gains on securities	(22)	(150)	(1,356)
	(24)	(154)	(1,390)
Net deferred tax assets	¥462	¥360	$ 3,244

9. Shareholders' Equity

The Japanese Commercial Code requires at least 50% of the issue price of new shares to be designated as the stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital.

The Japanese Commercial Code also requires that at least 10% of the aggregate amount of cash dividends and directors' and statutory auditors' bonuses which are disbursed as an appropriation of retained earnings allocable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve plus additional paid-in capital equals 25% of stated capital.

The Japanese Commercial Code permits the partial transfer of additional paid-in capital to stated capital by resolution of the Board of Directors. The Japanese Commercial Code also permits the transfer portions of unappropriated retained earnings to stated capital by resolution at the shareholders' meeting.

A year-end or an interim dividend may be approved by the shareholders after the end of each fiscal period or declared by the Board of Directors after the end of each interim six-month period. In accordance with the Japanese Commercial code, these dividends and the related appropriations of retained earnings are not reflected in the financial statements at the end of such fiscal or interim six-month period but are recorded at the time they are approved.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

The Company effected a capital increase for exercise of stock purchase warrants, which increased 183 of shares issued and outstanding from 44,646 to 44,829 for the year ended September 30, 2003.

The Company also effected a capital increase for exercise of stock purchase warrants, which increased 3,495 of shares issued, for the three-for-one stock split, which increased the number of 89,658 of shares on November 20, 2003, and for the two-for-one stock split, which increased the number of 137,982 of shares on May 20, 2004, and outstanding from 44,829 to 275,964 for the year ended September 30, 2004.

10. Supplement Disclosure of Cash Flow Information

The following non-cash transactions have been excluded from the consolidated statement of cash flow for the year ended September 30, 2004:

	Millions of yen	Thousands of U.S. dollars
	2004	2004
Assets increased by consolidation of previously unconsolidated subsidiaries ……	**¥ 708**	**$ 6,375**
Liabilities increased by consolidation of previously unconsolidated subsidiaries ……	**(501)**	**(4,510)**
Goodwill arising from consolidation ……	**318**	**2,861**
Issuance of treasury stock in exchange for subsidiary's stock	**¥ 525**	**$ 4,726**

11. Per Share Data

Net income and cash dividends per share are based on the weighted average number of outstanding shares of common stock, as retroactively adjusted for free share distribution and stock splits.

Cash dividends per share shown in the accompanying consolidated statements of income have been presented on an accrual basis and include, in each fiscal period, dividends approved by the shareholders after such fiscal period-end but applicable to the fiscal period then ended. The diluted net income per share is based on the weighted-average number of outstanding shares of common stock and common stock equivalents.

Net income and diluted net income per share, calculated assuming that the three-for-one stock split made on November 20, 2003 and the two-for-one stock split made on May 20, 2004 were recorded as of October 1, 2002, at the fiscal year ended September 30, 2003 were as follows:

Per Share of Common Stock	Millions of yen
Net income	¥ 4,562.24
Diluted net income	4,519.74

12. Derivatives

Contracted amount and recognized gains of derivatives, which are attached to in the financial instrument, are disclosed at the note of "2. Short-term Investments and Investment Securities".

13. Segment Information

The operating segments reported below are the segments of the Companies for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The Spot group segment consists of the operation including short-term human resource services and personnel outsourcing services for clerical work.

The Factory group segment is mainly engaged in the operations of human resource services for factory line work.

The Technology group segment consists of the operations for IT specialist/engineer staffing services.

The Other segment consists of the business operation including information communication business and so on.

Geographical segment information was not presented as there was no foreign subsidiary in the years ended September 30, 2003 and 2004.

Overseas sales information was not presented as there was no overseas sales for the years ended September 30, 2003 and 2004.

Segment information of the Companies for the years ended September 30, 2003 and 2004, were as follows:

	Millions of yen						
2003	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥22,206	¥10,714	¥4,313	¥712	¥37,945	¥ –	¥37,945
Inter-segment sales and transfers	382	39	489	54	964	(964)	–
Total sales	22,588	10,753	4,802	766	38,909	(964)	37,945
Cost of sales and selling, general and administrative expenses	20,318	10,159	4,601	741	35,819	(329)	35,490
Operating income (loss)	¥2,270	¥ 594	¥ 201	¥ 25	¥3,090	¥ (635)	¥ 2,455
Identifiable assets	¥9,339	¥2,513	¥1,605	¥246	¥13,703	¥1,790	¥15,493
Depreciation	226	22	11	11	270	(24)	246
Capital Expenditure	309	68	42	87	506	(23)	483

2004	Millions of yen						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	¥30,814	¥12,235	¥6,212	¥427	¥49,688	¥ -	¥49,688
Inter-segment sales and transfers	320	35	52	21	428	(428)	-
Total sales	31,134	12,270	6,264	448	50,116	(428)	49,688
Cost of sales and selling, general and administrative expenses	28,271	11,705	5,940	486	46,402	30	46,432
Operating income (loss)	¥2,863	¥565	¥324	¥(38)	¥3,714	¥ (458)	¥3,256
Identifiable assets	¥12,249	¥2,984	¥2,361	¥628	¥18,222	¥1,240	¥19,462
Depreciation	261	32	43	8	344	(36)	308
Capital Expenditure	573	60	69	12	714	(17)	697

2004	Thousands of U.S. dollars						
	Spot	Factory	Technology	Other	Total	Elimination and corporate	Consolidated
Sales to third parties	$277,481	$110,175	$55,940	$3,843	$447,439	$ –	$447,439
Inter-segment sales and transfers	2,881	313	471	188	3,853	(3,853)	–
Total sales	280,362	110,488	56,411	4,031	451,292	(3,853)	447,439
Cost of sales and selling, general and administrative expenses	254,580	105,403	53,493	4,371	417,847	275	418,122
Operating income (loss)	$ 25,782	$ 5,085	$ 2,918	$ (340)	$ 33,445	$ (4,128)	$ 29,317
Identifiable assets	$ 110,296	$26,869	$21,263	$5,655	$164,083	$ 11,167	$175,250
Depreciation	2,353	283	386	74	3,096	(327)	2,769
Capital Expenditure	5,161	544	619	106	6,430	(155)	6,275

14. Related Party Transactions

The transaction with a director during the year ended September 30, 2003 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Director, Mr. Kaizuka:			
Purchase of FULLCAST TECHNOLOGY Co., Ltd. stocks	¥ 5	¥ –	$ -

15. Subsequent Events

At the ordinary shareholders' meeting of the Company held on December 22, 2004, the appropriation of retained earnings at September 30, 2004 was duly approved as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥1.0 thousand ($9) per share	¥ 273	$ 2,461

Independent Auditors' Report

To the Board of Directors and Shareholders of FULLCAST Co., Ltd.

We have audited the accompanying consolidated balance sheets of FULLCAST Co., Ltd. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FULLCAST Co., Ltd. and subsidiaries as of September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended September 30, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 (a) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
December 22, 2004

Corporate History

1990~

September	1990	Established Resort World Co., Ltd. in Minato-ku, Tokyo.
September	1992	Name changed to Fullcast Co., Ltd.
October	1992	Started the Spot business (providing short-term contractual workers).
October	1994	Moved head office to Shibuya-ku, Tokyo.
January	1995	Signed franchise contract with Fullcast Osaka Co., Ltd.
October	1997	Established Fullcast Lady (now a consolidated subsidiary, currently named Fullcast Office Support Co., Ltd.; incorporated in October 1999).
May	1998	Kanagawa Shingaku Kenkyukai Co., Ltd. (established in July 1988) renamed Fullcast With Co., Ltd. (now a consolidated subsidiary, currently named Fullcast Technology Co., Ltd.)
October	1998	Fullcast With Co., Ltd. licensed as a general worker dispatching agency.
January	1999	Established Factory Division and started human resource services for factory line work.
		Fullcast Lady licensed as a general worker dispatching agency.
April	1999	Fullcast With Co., Ltd. licensed as a job introduction agency.
November	1999	Established Fullcast System Consulting Co., Ltd.

2000~

June	2000	Established Fullcast Sports Co., Ltd. (now a consolidated subsidiary) to begin a sports agency (representation) business.
September	2000	Reorganized the Factory Division as Fullcast Factory Co., Ltd. (now a consolidated subsidiary).
June	2001	Conducted IPO and trading of our shares began on Jasdaq.
April	2002	Established Fullcast Central Co., Ltd. jointly with Central Motor Co. and Daisho Industry Co., Ltd. to provide human resource services for factory line work specialized in the automotive sector.
October	2002	Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged and the new firm was named Fullcast Technology Co., Ltd.
		Took over part of sales functions of Fullcast Lady Co., Ltd. through partial absorption and split-up. Fullcast Lady Co., Ltd. specializes in personnel outsourcing services for clerical work. Its corporate name was changed to Fullcast Office Support Co., Ltd.
January	2003	Fullcast Office Support Co., Ltd. licensed as a job introduction agency.
May	2003	Fullcast Central Co., Ltd. licensed as a general worker dispatching agency.
September	2003	Integrated the Fullcast's and the subsidiaries' offices in Shibuya Mark City.
		Fullcast Co., Ltd. was listed in the second section of the Tokyo Stock Exchange.
January	2004	Fullcast Factory Co., Ltd. licensed as a general worker dispatching agency.
June	2004	Apayours Co., Ltd. became a wholly owned subsidiary of Fullcast Co., Ltd. through stock transfer.
September	2004	Listed in the first section of the Tokyo Stock Exchange.
		Established Fullcast Telemarketing Co., Ltd. jointly with Hikari Tsushin Group.

Investor Information

(As of September 2004)

Corporate Data

Head office	Fullcast Co., Ltd. Shibuya Mark City West 13F 1-12-1 Dogenzaka, Shibuya-ku, Tokyo 150-0043, Japan Tel: +81-3-3780-9507 Fax: +81-3-3780-9510
Established	September 1990
Start of operations	October 1, 1992
Capital	¥3,464 million
President and CEO	Takehito Hirano
Core business	Provider of human resource services
Group employees	1,671 (including 802 technicians)
Group network	309 branches nationwide
Group companies	Fullcast Co., Ltd. Fullcast Office Support Co., Ltd. Apayours Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Sports Co., Ltd.

Stock Information

Fiscal year-end	September 30
Annual meeting of shareholders	December
Independent auditor	KPMG AZSA & Co.
Domestic stock listings	Tokyo
Date of record for dividend payout	Interim dividend: March 31 Year-ended dividend: September 30
Transfer agent	UFJ Trust Bank Limited
Co-transfer agent	Corporate Agency Department UFJ Trust Bank Limited 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081, Japan Tel: +81-3-5683-5111
Share transfer registration	Nationwide branches of UFJ Trust Bank Limited

Notice

Notification of changes in address/name/name seal, and request for the dividend remittance form/fractional share purchase form/stock transfer form should be made directly to the above-mentioned transfer agent via telephone or Internet (24 hours).
Toll free: 0120-232-711 (Telephone operators serve from 9:00 to 17:00; in Japan only)
Toll free: 0120-244-479 (Interactive voice response available 24 hours; in Japan only)
Toll free: 0120-684-479 (Interactive voice response available 24 hours; in Japan only)
URL: http://www.ufjtrustbank.co.jp/

Stock Price (Year ended September 30)

	Yen 2003	2004
At year-end	¥149,000	**¥224,000**
High	153,167	**334,000**
Low	40,833	**122,500**
Annual increase/decrease	+208.3%	**+42.2%**
Number of shares issued at year-end (shares)	44,829	**275,964**
Market capitalization at year-end (trillion yen)	400.7	**618.1**

Note: Stock prices have been adjusted as a result of the three-for-one stock split completed on November 20, 2003 as well as the two-for-one stock split completed on May 20, 2004. Number of shares and market capitalization have not been adjusted for these stock splits.

Stock Price Range and Trading Volume (Common Stocks)


Stock Price (Yen)
Nikkei Average (closing) (Yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
13,000
10,000
7,000
40,000
20,000
0
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9
2003
2004

Notes 1: Stock prices (high/low) have been adjusted as a result of listing in the second section and subsequently first section of the Tokyo Stock Exchange (transferred from the Jasdaq market) and the three-for-one stock split completed on November 20, 2003, as well as the two-for-one stock split completed on May 20, 2004.
2: Stock prices (high/low) and trading volume here indicate monthly fluctuations in the Jasdaq market and the Tokyo Stock Exchange.
3: The Nikkei Stock Average here represents the simple average closing price in the respective month.

www.fullcast.co.jp

Printed in Japan.



November 13, 2003

Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2003


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH, D.C.
185
SECTION

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: Second Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone: +81-3-5778-7564 (IR Office)
Board meeting for approving: November 13, 2003
Parent company (stock code): None (-)
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the Fiscal Year Ended September 2003 (October 1, 2002 – September 30, 2003)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Year ended September 2003	37,945	44.2	2,455	62.5	2,558	72.4
Year ended September 2002	26,319	10.0	1,511	(20.8)	1,484	(15.9)

	Current net income		Current net income per share	Diluted current net income per share	Shareholders' equity current net income ratio	Shareholders' equity ordinary income ratio	Sales ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended September 2003	1,196	245.0	27,373.46	27,118.49	14.8	17.4	6.8
Year ended September 2002	346	(63.1)	7,902.31	7,813.83	4.6	10.7	5.6

Notes:
1. Investment profit and loss on equity method
   Fiscal year ended September 2003: 6
   Fiscal year ended September 2002: (6)
2. Average number of shares outstanding (consolidated)
   Fiscal year ended September 2003: 43,715 shares
   Fiscal year ended September 2002: 43,891 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) **Consolidated financial condition**

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Year ended September 2003	15,493	8,719	56.3	198,486.00
Year ended September 2002	13,928	7,443	53.4	171,327.33

Note: 1. Number of stocks issued at end of the period (consolidated)
As of September 30, 2003: 44,829 shares
As of September 30, 2002: 43,446 shares

(3) **Consolidated cash flows position**

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended September 2003	1,545	1,604	(1,741)	5,150
Year ended September 2002	(27)	(318)	(853)	3,741

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 5
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: None
Excluded: 2
Affiliates accounted for under the equity method
Newly added: None
Excluded: 1

2. Forecast for Consolidated Financial Results for the Fiscal Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
First half	20,800	1,430	740
Full year	43,600	2,920	1,590

Reference: Estimated net income per common share for the full year: 11,834.38 yen

Notes: Figures stated above a rounded down to the nearest million yen.
Estimated earnings per share for the fiscal year ended September 30, 2003 is based upon the average number of common stocks outstanding during the fiscal year after they were split on a three-for-one-stock-split basis.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "Outlook for the Next Fiscal Year" section on page 8.


FULLCAST
GROUP

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

1. Results of Operations

Consolidated net sales reached an all-time high in the fourth quarter of the September 2003 fiscal year as growth continued in all the business segments.

(1) Operating Highlights in the Fourth Quarter

Fourth quarter ended September 30, 2003
Fourth quarter ended September 30, 2002

1) Consolidated operating highlights in the fourth quarter

(Millions of yen)

Three months ended September 30	2003	2002	YoY change
Net sales	10,054	7,580	32.6%
Operating income	768	540	42.3%
Ordinary income	782	557	40.3%
Current net income	342	60	465.2%
Current net income per share	¥7,792.92	¥1,436.33	–

Summary

In the fourth quarter, Japan's employment outsourcing market continued to be strong and demand for outsourcing grew as companies increasingly took measures to reduce personnel expenses and their workforces. The trend toward looking to employment outsourcing actively is still growing not only to slash costs, but also to boost operating efficiency overall.

Under such circumstances, the Fullcast Group (the "Group") accurately targeted the temporary staffing needs of companies seeking ways to improve productivity. Priority was placed in particular on rendering services that precisely address the needs of each client company and those to boost operating efficiency. As a result, net sales and operating income grew sharply compared to a year earlier.

By segment, all the Spot, Factory and Technology Business segments grew steadily.

Meanwhile, it strove to reduce selling, general and administrative expenses more vigorously than before. In consequence, an operating income margin rose 0.5 percentage point from the same time last year to 7.6%.

As a result, net sales increased 32.6% from a year earlier to ¥10,054 million, operating income increased 42.3% to ¥768 million and net income increased 465.2% to ¥342 million in the reporting fourth quarter.

2) Operating highlights in the fourth quarter by business segment

Spot Business

(Millions of yen)

Three months ended September 30	2003	2002	YoY change
Sales to external customers	5,657	4,426	27.8%
Inter-segment sales	99	102	(3.0%)
Total sales	5,756	4,528	27.1%
Operating income	544	470	15.7%
Operating income margin	9.5%	10.4%	–

In the warehouse industry, i.e., the primary customer of the Spot Business, the trend toward looking to temporary staffing services actively to meet workforce needs increased. From a perspective of streamlining business transactions, some of our main client companies narrowed down the sources from which they procure workers under outsourcing contract. Given these trends, the employment outsourcing market is required to meet customer needs comprehensively. In response, the Group has been constantly enlarging its service network and reviewing its sales structure to identify customer needs faster and more accurately to better meet each individual order, as well as stepping up the follow-up system covering its client companies. As a result, the Group received a greater volume of work primarily from existing customers.

In addition, by making use of know-how the Group has cultivated through managing the Factory Business, it strove to promote qualitative improvements in services in order to improve customer satisfaction.

Despite the fact that the Group opened 3 sales offices, it consistently strove to reduce selling, general and administrative expenses to prevent them from rising sharply. At the end of the fourth quarter, there were a total of 80 sales offices nationwide, 76 operated by Fullcast Co., Ltd. and 4 by Fullcast Office Support Co., Ltd.

As a result, segment sales increased 27.8% from a year earlier to ¥5,657 million and operating income increased 15.7% to ¥544 million yen.

Factory Business

(Millions of yen)

Three months ended September 30	2003	2002	YoY change
Sales to external customers	2,946	1,998	47.4%
Inter-segment sales	11	20	(46.6%)
Total sales	2,957	2,019	46.5%
Operating income	236	96	145.0%
Operating income margin	8.0%	4.8%	–

Particularly noted is that business performance by Fullcast Central Co., Ltd., a specialist company that provides production line work for the automobile industry, was robust.

In addition, Fullcast Factory Co., Ltd., which provides production line work for other industries than the automotive one, improved business performance steadily thanks to a growing demand for high-performance cellular phones with camera functionality, digital cameras and others. This was attributable to the fact that the Group was able to use expertise in labor management and sales capabilities gained through the Spot Business to offer services that are speedy and precisely address customers' requirements; thereby receiving increased orders.

The Group also strove to reduce selling, general and administrative expenses by allocating personnel more efficiently.

At the end of the fourth quarter, there were a total of 33 sales offices nationwide. Fullcast Central Co., Ltd. opened another sales office, brining the total number to 13, with 20 operated by Fullcast Factory Co., Ltd.

As a result, segment sales increased 47.4% from the same time last year to ¥2,946 million and operating income was ¥236 million, up 145.0%.

Technology Business

(Millions of yen)

Three months ended September 30	2003	Previous fourth quarter under September 2003 fiscal year segment classification	2002	Change (Under current segment classification)
Sales to external customers	1,207	990	896	21.9%
Inter-segment sales	446	112	6	295.0%
Total sales	1,653	1,103	903	49.9%
Operating income	144	84	28	71.0%
Operating income margin	8.7%	7.7%	3.1%	–

The Technology Business is roughly divided into 1) engineer dispatching services; and 2) development outsourcing services. In the fourth quarter, development of digital consumer electronics, such as cellular phones with camera functionality or DVDs, in the electronics industry became active. Results continued to be supported by strong demand for the engineer dispatching services. Thanks to brisk orders the segment received, the fourth quarter average utilization rate remained high at 96.3% and unit prices of new orders remained level.

In the development outsourcing sector, we continued to shut down unprofitable operations and focused on bolstering sales activities for profitable operations instead; thereby increasing orders received, while software development contributed to boosting profits.

As a result, segment sales were ¥1,207 million and operating income was ¥144 million. Under the current business segments, sales of the same period last year were ¥990 million, up 21.9% from a year earlier, and operating income were ¥84 million, up 71.0% from the previous year.

Notes:

1 Net sales represent sales to external customers.

2 Due to a realignment of the Group business activities, the human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment. Due to this change, year-on-year comparisons for the Technology Business are provided on the basis of the current fiscal year's business segments.

3) Fourth quarter business segment information

Information by business segment

Consolidated fourth quarter accounting period (July 1, 2003 – September 30, 2003)

(Millions of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	5,657	2,946	1,207	242	10,054	–	10,054
(2) Inter-segment sales or the amount of transfers	99	11	446	23	579	(579)	–
Total	5,756	2,957	1,653	265	10,634	(579)	10,054
Operating expenses	5,212	2,721	1,509	213	9,656	(370)	9,285
Operating income or loss (Δ)	544	236	144	52	977	(208)	768

Notes 1. The company's business activities are divided as given below for the purpose of internal management.

2. The business segments

(1) Spot Business: Short-term contractual workers services, short-term employee dispatching services

(2) Factory Business: Personnel outsourcing services for production line work

(3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services

(4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the current consolidated fourth quarter accounting period, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is ¥99,492 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. The numbers given above are yet to be audited.

5. Change of the business segments

Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. The business segments as from this third quarter. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

Information by business segment on the consolidated fourth quarter results by business segment in the previous year would have been as follows according to the current business segments:

Consolidated fourth quarter accounting period of the previous year (July 1, 2002 – September 30, 2002)

(Millions of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	4,426	1,998	990	165	7,580	–	7,580
(2) Inter-segment sales or the amount of transfers	102	20	112	5	241	(241)	–
Total	4,528	2,019	1,103	170	7,822	(241)	7,580
Operating expenses	4,058	1,922	1,019	176	7,176	(136)	7,040
Operating income or loss (Δ)	470	96	84	Δ 5	645	(105)	540

Consolidated fourth quarter accounting period of the previous year (July 1, 2002 – September 30, 2002)

(Millions of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	4,426	1,998	896	259	7,580	–	7,580
(2) Inter-segment sales or the amount of transfers	102	20	6	113	242	(242)	–
Total	4,528	2,019	903	372	7,823	(242)	7,580
Operating expenses	4,058	1,922	874	322	7,177	(137)	7,040
Operating income or loss (Δ)	470	96	28	50	645	(105)	540

Notes 1. The company's business activities are divided as given below for the purpose of internal management.

2. The business segments

(1) Spot Business: Short-term contractual workers services, short-term employee dispatching services

(2) Factory Business: Personnel outsourcing services for production line work

(3) Technical Business: Human resources contracting of technical staff, engineer dispatching services

(4) Other Business: Data communication services, etc.

3. Of the operating expenses during the current consolidated fourth quarter accounting period, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is ¥84,004 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. The numbers given above are yet to be audited.

(2) Outlook for the Next Fiscal Year

Consolidated business results

(Millions of yen)

	Projection for September 2004 fiscal year	Actual for September 2003 fiscal year	YoY change (%)
Net sales	43,600	37,945	14.9
Ordinary income	2,920	2,558	14.1
Current net income	1,590	1,196	32.8
Estimated current net income per share *	¥11,834.38	¥27,373.46	–

Although there have been signs of gradual economic recovery, it can be expected that companies in Japan will continue to hold down personnel expenses through various measures, including job cuts. Coupled with efforts to promote efficient business management, we believe that the demand for personnel outsourcing in the nation will continue to grow.
Under such circumstance, we intend to step up a "One Stop Total Solution" initiative, which can directly lead to boosting companies' operating efficiency; thereby offering highly value added services. In addition, the Group will be united in implementing various measures aimed at promoting efforts to slash costs and improving profitability further.

The outlook by business segment is as follows:

1) Spot Business
In recent years, in addition to responsiveness, the level of customers' requirements is on the rise, while they expect us not only to provide services under contract, but to provide services, which specifically lead to improving operating efficiency. The Group intends to build a service network aggressively in order to respond to their needs readily. Furthermore, we will also put a great deal of effort into conducting sales activities by proposing ways to promote efficiency and improving the quality of services. Thereby, we will set us apart from competition in an attempt to continue to improve business results.

2) Factory Business
In the wake of a revision to the Worker Dispatch Law, the demand for personnel outsourcing can be expected to grow in the manufacturing sector, which is the main source of our clients. The Group intends to step up efforts to respond to customers' needs readily and carefully; thereby continuing to improve business results.

3) Technology Business
Given the fact that the consumer digital electronics industry – the main source of our clients – stays robust, the Technology Business also expects to improve the usage capacity ratio of engineers dispatched and maintain unit prices of new orders to continue to boost business results.

For the fiscal year ending in September 2004, Fullcast is forecasting net sales of ¥43,600 million, up 14.9% from the same time last year, ordinary income of ¥2,920 million, up 14.1%, and current net income of ¥1,590 million, up 32.8%.

* Estimated earnings per share for the fiscal year ended September 30, 2003 is based upon the average number of common stocks outstanding during the fiscal year after they were split on a three-for-one-stock-split basis.

Notes:

1. The "One Stop Total Solution" initiative points to the Group's effort to address a wide variety of clients' needs on a one-stop basis.

2. Comparisons with prior-year figures and planned figures are computed as follows:

   Prior-year comparisons = (This fiscal year figure – prior fiscal year figure) / Prior fiscal year figure × 100

3. Estimated current net income per share = Forecast for current net income applicable to common stock / Number of common stocks outstanding at the end of the fiscal year ended September 30, 2003 + Estimated shares issued from exercise of incentive warrants*

* As for the estimated shares from exercise of incentive warrants, on the assumption that all of the 3,423 shares (after split-up) as of the end of the fiscal year ended September 30, 2003 will be issued from the exercise of all outstanding warrants by March 30, 2004, the number of shares increased is distributed proportionally.

4. Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.

   Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.

   Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the Company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to corporate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.

   Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

Reference

Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change %)

	Projection for the September 2004 fiscal year				September 2003 fiscal year		September 2002 fiscal year	
	First half	YoY change	Full year	YoY change	First half	Full year	First half	Full year
Net sales	20,800	11.1	43,600	14.9	18,717	37,945	12,338	26,319
Cost of sales	–	–	–	–	13,243	26,946	8,393	18,285
Gross income on sales	–	–	–	–	5,474	10,998	3,944	8,034
SG&A expense	–	–	–	–	4,243	8,543	3,153	6,523
Operating income	1,460	18.6	3,010	22.5	1,230	2,455	791	1,511
Nonoperating income	–	–	–	–	138	263	125	262
Nonoperating expenditure	–	–	–	–	72	160	103	288
Ordinary income	1,430	10.2	2,920	14.1	1,296	2,558	814	1,484
Extraordinary income	–	–	–	–	11	166	78	101
Extraordinary loss	–	–	–	–	88	173	205	509
Net income before taxes for current fiscal year	–	–	–	–	1,219	2,552	687	1,076
Corporate taxes (incl. other adjustments)	–	–	–	–	638	1,272	424	731
Minor shareholders' interests	–	–	–	–	40	83	(4)	(1)
Current net income	740	37.0	1,590	32.8	540	1,196	266	346

2. Changes in ratio to net sales

(Unit: %)

	Projection for the September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Cost of sales	–	–	70.8	71.0	68.0	69.5
Gross income on sales	–	–	29.2	29.0	32.0	30.5
SG&A expense	–	–	22.6	22.5	25.6	24.8
Operating income	7.0	6.9	6.6	6.5	6.4	5.7
Ordinary income	6.8	6.6	6.9	6.8	6.6	5.6
Current net income	3.5	3.6	2.9	3.1	2.2	1.3

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	Projection for the September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	1.64	1.73	1.66	1.70	1.66	1.78
Operating income	1.29	1.45	1.43	1.53	1.27	1.45
Ordinary income	1.29	1.45	1.36	1.43	1.21	1.29
Current net income	1.51	1.69	1.30	1.31	1.08	1.41

Reference

State of Capital Investment

(Unit: Millions of yen)

Investment	Capital investment plan for the September 2004 fiscal year		Capital investment plan for the September 2003 fiscal year	
	Amount invested	Main facilities	Amount invested	Main facilities
Software	306		258	
Others (ex. tools, instruments, fixtures)	121	Purchase of equipment and PCs for sales offices	225	Purchase of equipment and PCs for sales offices and others
Total	427		483	

(3) Business Results Highlights for the Fiscal Year Ended September 30, 2003

12 months ended September 30, 2003
12 months ended September 30, 2002

1) Consolidated business results highlights for the fiscal year ended September 30, 2003

(Millions of yen)

12 months ended September 30	2003	2002	YoY change
Net sales	37,945	26,319	44.2%
Operating income	2,455	1,511	62.5%
Ordinary income	2,558	1,484	72.4%
Current net income	1,196	346	245.0%
Current net income per share	¥27,373.46	¥7,902.31	–

2) Business results highlights by business segment for the fiscal year ended September 30, 2003

Spot Business

(Millions of yen)

12 months ended September 30	2003	2002	YoY change
Sales to external customers	22,205	16,391	35.5%
Inter-segment sales	382	389	(1.8%)
Total sales	22,588	16,780	34.6%
Operating income	2,269	1,748	29.8%
Operating income margin	10.0%	10.4%	–

Factory Business

(Millions of yen)

12 months ended September 30	2003	2002	YoY change
Sales to external customers	10,713	5,824	84.0%
Inter-segment sales	39	48	(18.3%)
Total sales	10,752	5,872	83.1%
Operating income	594	151	291.0%
Operating income margin	5.5%	2.6%	–

Technology Business

(Millions of yen)

12 months ended September 30	2003	Previous fiscal year (12 months) under September 2003 fiscal year segment classification	2002	Change (Under current segment classification)
Sales to external customers	4,313	3,361	3,284	28.3%
Inter-segment sales	489	356	21	37.2%
Total sales	4,802	3,717	3,306	29.2%
Operating income	201	(22)	(23)	–
Operating income margin	4.2%	(0.7%)	(0.7%)	–

Note: On October 1, 2002, Fullcast System Consulting Co., Ltd., which was primarily engaged in software development under consignment, merged with Fullcast With Co., Ltd. to form Fullcast Technology Co., Ltd. In the September 2002 fiscal year, the operations of these two companies were included in Other Business.

Reference

Changes in Quarterly Business Results by Business Segment for the Fiscal Year Ended September 30, 2003

Spot Business

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss Net sales					
(1) Sales to external customers	5,626	5,555	5,366	5,657	22,205
(2) Inter-segment sales or the amount of transfers	129	102	51	99	382
Total	5,755	5,657	5,418	5,756	22,588
Operating expenses	5,047	5,081	4,976	5,212	20,318
Operating income or loss (Δ)	708	575	441	544	2,269

Factory Business

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss Net sales					
(1) Sales to external customers	2,458	2,804	2,503	2,946	10,713
(2) Inter-segment sales or the amount of transfers	8	6	13	11	39
Total	2,466	2,811	2,516	2,957	10,752
Operating expenses	2,367	2,630	2,440	2,721	10,158
Operating income or loss (Δ)	99	181	76	236	594

Technology Business

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss Net sales					
(1) Sales to external customers	887	1,042	1,175	1,207	4,313
(2) Inter-segment sales or the amount of transfers	24	14	3	446	489
Total	911	1,057	1,179	1,653	4,802
Operating expenses	942	1,040	1,108	1,509	4,600
Operating income or loss (Δ)	Δ 30	17	70	144	201

Other Business

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss					
Net sales					
(1) Sales to external customers	95	247	127	242	712
(2) Inter-segment sales or the amount of transfers	3	15	11	23	53
Total	98	263	138	265	765
Operating expenses	125	257	145	213	741
Operating income or loss (Δ)	Δ 26	6	Δ 6	52	24

Eliminations or Company Total

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss					
Net sales					
(1) Sales to external customers	–	–	–	–	–
(2) Inter-segment sales or the amount of transfers	Δ 165	Δ 139	Δ 79	Δ 579	Δ 963
Total	Δ 165	Δ 139	Δ 79	Δ 579	Δ 963
Operating expenses	Δ 52	47	46	Δ 370	Δ 329
Operating income or loss (Δ)	Δ 112	Δ 187	Δ 125	Δ 208	Δ 634

Consolidated Financial Results for the Fiscal Year Ended September 30, 2003

(Millions of yen)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Net sales and operating income and loss					
Net sales					
(1) Sales to external customers	9,066	9,650	9,173	10,054	37,945
(2) Inter-segment sales or the amount of transfers	–	–	–	–	–
Total	9,066	9,650	9,173	10,054	37,945
Operating expenses	8,429	9,057	8,716	9,285	35,490
Operating income or loss (Δ)	637	592	456	768	2,455

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of September 30, 2003	15,493	8,719	56.3	198,486.00
As of September 30, 2002	13,928	7,443	53.4	171,327.33

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
FY ended September 2003	1,545	1,604	(1,741)	5,150
FY ended September 2002	(27)	(318)	(853)	3,741
(Reference)				
Fourth quarter ended September 2003	526	443	(71)	5,150
Fourth quarter ended September 2002	60	450	(229)	3,741

Changes in consolidated financial condition

During this consolidated accounting period, cash and cash equivalents totaled ¥5,150 million, ¥1,409 million more than a year earlier.

Operating activities

Net cash provided by operating activities was ¥1,545 million, compared with ¥27 million used in the previous fiscal year.

This was primarily attributable to the fact that net income before income taxes and minority interests was ¥2,552 million, trade receivables increased ¥1,089 million (trade payables increased ¥286 million) and income tax paid was ¥785 million.

Investing activities

Net cash gained in investing activities was ¥1,604 million compared with ¥318 million used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire investment securities to form business alliances were ¥323 million and those incurred to acquire intangible fixed assets, including software, were ¥294 million, whereas proceeds from the sale of tangible fixed assets, such as land and buildings, were ¥1,959 million and those from the recovery of loans were ¥504 million.

Financing activities

Net cash used in financing activities was ¥1,741 million (A year earlier, financing activities used net cash of ¥853 million).

The main reason was that proceeds of ¥1,486 million from the sale of tangible fixed assets were appropriated to the repayment of long-term debts.

Trends in Cash Flow Indexes

	September 2003 fiscal year	September 2002 fiscal year	September 2001 fiscal year
Shareholders' equity ratio (%)	56.3	53.4	55.5
Interest coverage (times)	47.3	19.0	15.0
Dead equity ratio (%)	18.2	45.1	46.9
Number of debt redemption years	0.7	6.4	1.6

Shareholders' equity ratio: net assets ÷ gross assets

Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid

Dead equity ratio: interest-bearing debt ÷ net assets

Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference

Explanation of Balance Sheet (Consolidated)

1. Assets (up ¥1,565 million yen)

(1) Current assets (up ¥2,450 million yen)

Cash and deposits	Up ¥1,408 million yen	Affects individually
Notes and accounts receivable trade	Up ¥1,072 million yen	Affects under consolidation, increase in sales

(2) Fixed assets (down ¥885 million yen)

Tangible fixed assets	Down ¥1,740 million yen	Affects individually; sale of tangible fixed assets, such as land and buildings
Investment and other assets	Up ¥680 million yen	Affects individually; increase in investment securities/deposits

2. Liabilities (up ¥229 million yen)

(1) Current liabilities (up ¥1,402 million yen)

Accrued expenses	Up ¥837 million yen	Affects under consolidation, increase in salaries for employees/staffs
Accrued corporate tax, etc.	Up ¥654 million yen	Affects under consolidation

(2) Fixed liabilities (down ¥1,173 million yen)

Long-term loans payable	Down ¥949 million yen	Affects individually, repayment of loans

3. Capital stock (up ¥1,275 million yen)

Capital surplus reserve	Up ¥1,065 million yen	Affects individually

Changes in shareholders' equity

	September 2003 fiscal year	September 2002 fiscal year	September 2001 fiscal year
Amount (Millions of yen)	8,719	7,443	7,725
Shareholders' equity ratio (%)	56.3	53.4	55.5
ROE (%)	14.8	4.6	16.7

2. Corporate Group

The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is engaged primarily in the undertaking of short-term projects required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical words. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Supplies workers, primarily for blue-collar positions, on a short-term basis as required by clients by providing them with additional work force during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume. Logistics: Packing and unpacking boxes for moving companies, assisting in office relocations, carrying effects in and out, etc. Warehouse work: Sorting packing and inspection of products, assembly of precision machinery, etc. Sanitation & Cleaning: Concrete curing, cleaning, cleaning of buildings, cleaning of residential buildings and the like Events: Planning and coordinating events, management and removal of booths, etc. Restaurant-related work: Customer service and backyard work
	Fullcast Office Support Co., Ltd.	Specializes in providing female contract workers for clerical work, call center positions, sales promotion activities and a variety of office positions.
Factory Business (Personnel Outsourcing Services for Production Line Work)	Fullcast Factory Co., Ltd.	Offers staffing for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals, ranging from a handful of workers for a small operation to enough workers to staff an entire production line.
	Fullcast Central Co., Ltd.	Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical/Engineer Staffing Services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 87.5%.
Other Business	Fullcast Sports Co., Ltd.	Extend agency services centering on the management of soccer players and their transfers to other teams.

Notes:

1. Fullcast HR Consulting Co., Ltd. was merged with Fullcast Office Support Co., Ltd. on January 1, 2003 to better extend comprehensive solutions to client companies and become more competitive.
2. Fullcast System Consulting Co., Ltd., which mainly performed software development under consignment, merged with Fullcast With Co., Ltd. on October 1, 2002, changing its name to Fullcast Technology Co., Ltd. In previous fiscal years, Fullcast System Consulting Co., Ltd. was included in the Other Business segment.

A **flowchart of business activities** is shown below:



Individuals seeking short-time positions
Spot Business
Registration and work category request
Fullcast Office Support Co., Ltd.
Contractual clerical workers services
Outsourcing contracts
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Individuals seeking positions for fixed time periods
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work for automobile
System development and maintenance
Individuals seeking full-time positions
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management and personnel training and outsourcing for other franchisees
Fullcast Office Support Co., Ltd.
Employee search and placement services
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Client companies
Specific human resources
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services
Client companies

Notes:

1. Flowchart is current as of September 30, 2003.
2. ———▶ *indicates transactions with companies outside the Group and* --------▶ *indicates internal transactions, none of which are monetary transactions.*
3. [solid box] indicates a consolidated subsidiary and [dotted box] indicates a company to which the equity method is applied.

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is operating with the interests of shareholders in mind so as to maximize shareholder value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.
2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders. Retained earnings will be used to enhance internal systems, such as by developing IT systems that can further raise operating efficiency and through recruiting and training activities, for the purpose of building a sounder operating base.
For the fiscal year ended September 30, 2003, a dividend of ¥5,000 per share is due to be paid.

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.
In the fiscal year ended September 30, 2003, in order to expand the base of individual investors, the board of directors of the Company decided to split common shares on a three-for-one-stock-split basis and will implement the split-up as of November 20, 2003.

(4) Medium- and Long-term Management Issues

As a comprehensive source of human resources solutions, the Group is active primarily in three fields: Spot Business, Factory Business and Technology Business. The Group meets all human resources outsourcing needs that occur during the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms.

To this end, the Group is taking the following actions.

1) Upgrading the ability to address client companies' needs and improving customer satisfaction
2) Building a service network aggressively and efficiently
3) Improving the quality of staffs through training
4) Upgrading the Group's databases to streamline operations
5) Expanding upon the menu of human resources services
6) Enhancing the Group's corporate image and awareness of the Fullcast name
7) Promoting M & A strategy

(5) Fundamental Position Regarding Corporate Governance

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders.

To create a system better able to adapt to changes now taking place in the operating environment, the corporate officer system was adopted in April 2002. Under this system, the directors are responsible for the oversight of the execution of business operations and decisions involving important management issues. Corporate officers are responsible for the execution of business operations. To strengthen the supervisory function for business execution and increase the transparency of management, one external director was elected at the annual shareholders meeting held on December 20, 2002. Furthermore, in order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis in a bid to make a disclosure of our business activities in a fair and timely manner. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.

(6) Corporate Governance Status and Actions

Fullcast Co., Ltd. holds meetings of the board of directors twice each month and the corporate officers committee weekly to facilitate speedy decision-making. This system allows the Group to respond with agility to changes in the operating environment. In addition, the management committee made up of the representatives of all Group companies is held monthly to promote the exchange of information and ensure that all companies are operating in line with a single strategy.

We increased the number of operating officers responsible for business and affairs of the company from 3 to 7 in October 2003 to beef up the system.

To improve the Group's corporate governance, Sumio Sano was elected as an external director. Mr. Sano is a Sony Corporation advisor who has considerable experience in corporate governance.

The board of auditors is responsible for auditing corporate activities. There are three corporate auditors. Each one comes from outside the Group, having never served as a director, manager or in any other capacity at Fullcast Co., Ltd. or a subsidiary.


Stockholders' Meeting
Board of Directors
(4 internal directors, 1 external director)
Board of Auditors
(3 external corporate auditors)
President and CEO
Management Committee
Corporate Officers Committee
(7 corporate officers)

(As of October 1, 2003)

Our external director and three external auditors own shares in the Company as given below:

Position	Name	Number of shares
External director	Sumio Sano	10
Statutory auditor	Kouji Sasaki	12
Auditor	Yutaka Onda	5
Auditor	Teruho Tougo	5

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its core short-term contractual workers services by using subsidiaries to establish operating bases in market sectors such as Technical/engineer staffing services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses. Furthermore, the Group will hire and develop human resources in the field of data communication services and take other actions to implement this strategy with the goal of maximizing the corporate value of the entire Group.

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.
3) In the employee search and placement services sector of the Other Business, business is performed on the basis of orders tied to incentive fees.

Net Sales

(Millions of yen)

Segment	12 months ended September 2003	YoY Change
Spot Business	22,205	35.5%
Factory Business	10,713	84.0%
Technology Business	4,313	28.3%
Other Business	712	(4.1%)
Total	37,945	44.2%

Notes:

1. New business segment classifications have been adopted with this consolidated accounting period. Year-on-year percentage changes have been computed after revising prior-year results to match the new classifications.
2. The above sales figures do not include consumption taxes.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Thousands of yen)

			As of September 30, 2003			As of September 30, 2002		
			Amount		%	Amount		%
	Assets							
I	Current assets							
1	Cash and deposits			4,650,781			3,241,871	
2	Trade notes and accounts receivable			5,018,484			3,945,798	
3	Securities			801,233			598,833	
4	Inventories			70,665			41,644	
5	Deferred tax asset			284,097			140,964	
6	Other current assets			292,041			698,290	
	Allowance for doubtful accounts			(56,894)			(57,542)	
	Total current assets			11,060,408	71.4		8,609,860	61.8
II	Fixed assets							
1	Tangible fixed assets							
(1)	Buildings and structures	*1	557,871			594,549		
	Accumulated depreciation		125,378	432,493		131,466	463,082	
(2)	Machinery and vehicles		25,900			22,425		
	Accumulated depreciation		12,791	13,108		11,075	11,349	
(3)	Furniture and fixtures		370,929			288,311		
	Accumulated depreciation		195,676	175,253		128,137	160,174	
(4)	Land	*1		606,469			2,343,411	
(5)	Constriction in progress			9,720			–	
	Total tangible fixed assets			1,237,044	8.0		2,978,018	21.4
2	Intangible fixed assets							
(1)	Software			644,336			353,542	
(2)	Other			58,262			173,329	
	Total intangible fixed assets			702,598	4.5		526,871	3.8
3	Investment and other assets							
(1)	Investment securities	*2		601,649			422,235	
(2)	Long-term loan receivable			3,358			5,204	
(3)	Insurance reserve fund			809,927			–	
(4)	Deferred tax asset			178,270			133,150	
(5)	Other			936,648			1,272,252	
	Allowance for doubtful accounts			(36,355)			(19,510)	
	Total investment and other assets			2,493,497	16.1		1,813,332	13.0
	Total fixed assets			4,433,139	28.6		5,318,222	38.2
III	Deferred assets							
1	Discount on bond			16			49	
	Total deferred assets			16	0.0		49	0.0
	Total assets			15,493,565	100.0		13,928,132	100.0

(Thousands of yen)

			As of September 30, 2003		As of September 30, 2002	
			Amount	%	Amount	%
	Liabilities					
I	Current liabilities					
1	Notes payable and accounts payable trade		**64,155**		55,973	
2	Short-term borrowings	*1	**900,000**		1,329,100	
3	Current portion of long-term debt	*1	**247,314**		584,252	
4	Accounts payable-other		**2,059,843**		1,222,124	
5	Accrued expenses		**810,182**		–	
6	Income taxes payable		**1,162,544**		508,159	
7	Deferred tax liability		**–**		3	
8	Accrued bonuses		**449,017**		313,466	
9	Other current liabilities		**240,291**		517,611	
	Total current liabilities		**5,933,348**	**38.3**	4,530,690	32.5
II	Long-term liabilities					
1	Corporate bonds		**–**		9,900	
2	Long-term debt	*1	**373,386**		1,322,904	
3	Allowance for retirement benefits		**257,081**		228,571	
4	Allowance for officers' retirement benefits		**1,739**		2,402	
5	Other long-term liabilities		**70,189**		312,224	
	Total long-term liabilities		**702,395**	**4.5**	1,876,003	13.5
	Total liabilities		**6,635,744**	**42.8**	6,406,693	46.0
	Minority interests					
	Minority interests		**138,529**	**0.9**	77,950	0.6
	Shareholders' equity					
I	Common stock	*3	**3,289,350**	**21.3**	3,261,900	23.4
II	Capital surplus		**2,514,473**	**16.2**	2,486,474	17.8
III	Retained surplus		**3,264,994**	**21.1**	2,199,480	15.8
IV	Net unrealized holding gains on securities		**31,440**	**0.2**	3,587	0.0
V	Treasury stock	*4	**(380,966)**	**(2.5)**	(507,955)	(3.6)
	Total shareholder's equity		**8,719,291**	**56.3**	7,443,487	53.4
	Total liabilities, minority interests and shareholders' equity		**15,493,565**	**100.0**	13,928,132	100.0

(2) Consolidated Income Statements

(Thousands of yen)

			October 1, 2002 to September 30, 2003			October 1, 2001 to September 30, 2002		
			Amount		%	Amount		%
I	Net sales			37,945,412	100.0		26,319,869	100.0
II	Cost of sales			26,946,684	71.0		18,285,196	69.5
	Gross profit			10,998,727	29.0		8,034,672	30.5
III	Selling, general and administrative expenses	*1		8,543,412	22.5		6,523,635	24.8
	Operating income			2,455,315	6.5		1,511,037	5.7
IV	Non-operating income							
1	Interest income		42,831			28,273		
2	Rental income		77,268			125,221		
3	Profit on investment in silent partner		57,746			45,095		
4	Equity in earnings of affiliates		6,721			–		
5	Royalty of the trademark		30,000			–		
6	Other		49,208	263,775	0.7	63,621	262,212	1.0
V	Non-operating expenses							
1	Interest expense		53,003			81,156		
2	Expenses incurred for initial public offering		31,542			–		
3	Amortization of software		10,000			60,000		
4	Extra recruitment expenses		–			84,199		
5	Equity in losses of affiliates		–			6,592		
6	Other		65,886	160,432	0.4	56,794	288,743	1.1
	Ordinary income			2,558,658	6.8		1,484,506	5.6
VI	Extraordinary income							
1	Gain on sale of fixed assets	*2	109,486			605		
2	Gain on sale of investment securities		30,685			–		
3	Reversal of allowances for doubtful accounts		6,424			27,841		
4	Gain from a returned allowance of retirement benefits		14,906			–		
5	Reversal of allowances for officers' retirement benefits		648			41,363		
6	Life insurance surrendered value		4,806			–		
7	Gain from sale of shares in affiliated firms		–			30,926		
8	Difference in equity in investee		–	166,958	0.4	867	101,604	0.4
VII	Extraordinary losses							
1	Losses on adjustment for previous year's accounts	*3	–			4,686		
2	Loss on sales of fixed assets	*4	341			–		
3	Loss on disposal of fixed assets	*5	28,081			6,613		
4	Loss on sale of investment securities		3,318			–		

			October 1, 2002 to September 30, 2003			October 1, 2001 to September 30, 2002		
			Amount		%	Amount		%
5	Loss on valuation of investment securities		**43,567**			360,251		
6	Loss on relocation of the head office	*6	**81,955**			–		
7	Penalty	*7	**16,001**			–		
8	Retirement benefit expenses	*8	–			129,013		
9	Provision of allowance for doubtful accounts	*9	–			2,150		
10	Losses on insurance cancellation		–	**173,266**	**0.5**	6,945	509,660	1.9
	Current net income before income taxes			**2,552,349**	**6.7**		1,076,451	4.1
	Current income taxes		**1,479,602**			790,356		
	Deferred income taxes		**(207,058)**	**1,272,543**	**3.4**	(59,239)	731,117	2.8
	Minority interests (loss)			**83,175**	**0.2**		(1,506)	(0.0)
	Current net income			**1,196,630**	**3.1**		346,840	1.3

(3) Consolidated Retained Earnings Statements

(Thousands of yen)

		October 1, 2002 to September 30, 2003		October 1, 2001 to September 30, 2002	
		Amount		Amount	
	Capital surplus				
I	Capital surplus at beginning of period				
1	Additional paid-in capital at beginning of period	2,486,474	2,486,474	2,479,436	2,479,436
II	Increase in capital surplus				
1	New stock issuance	27,999	27,999	7,038	7,038
III	Capital surplus at end of period		2,514,473		2,486,474
	Retained surplus				
I	Retained surplus at beginning of period				
1	Consolidated retained earnings at beginning of period	–		1,990,023	
2	Retained surplus at beginning of period	2,199,480	2,199,480	–	1,990,023
II	Increase in retained surplus				
1	Current net income	1,196,630		346,840	
2	Increase in retained surplus for merger of consolidated subsidiary	24,763		–	
3	Increase in retained surplus due to exclusion of the application of the equity method	0	1,221,395	–	346,840
III	Decrease in retained surplus				
1	Dividends paid	108,943		132,726	
2	Decrease in retained surplus for excluded consolidated subsidiary	–		4,657	
3	Loss on disposal of treasury stock	46,938	155,881	–	137,383
IV	Retained surplus at end of period		3,264,994		2,199,480

(4) Consolidated Cash Flows Statements

(Thousands of yen)

		October 1, 2002 to September 30, 2003	October 1, 2001 to September 30, 2002
		Amount	Amount
I	Cash flows from operating activities		
1	Current net income before income taxes	**2,552,349**	1,076,451
2	Depreciation and amortization	**237,265**	238,197
3	Increase (decrease) in allowance for doubtful accounts	**16,196**	(47,159)
4	Decrease in accrued bonuses	**135,550**	(48,446)
5	Increase in allowance for retirement benefits	**28,509**	194,130
6	Decrease in allowance for officers' retirement benefits	**(663)**	(39,942)
7	Interest and dividend income	**(42,976)**	(30,835)
8	Interest expenses	**53,003**	81,156
9	Gain on sale of fixed assets	**(109,486)**	(605)
10	Loss on sales of fixed assets	**341**	–
11	Loss on disposal of fixed assets	**49,292**	6,613
12	New stock issue expenses and amortization of discount on bonds	**753**	789
13	Profit on investment in anonymous partnerships	**(57,746)**	(45,095)
14	Loss from doubtful accounts	**294**	217
15	Gain from sales of investment securities	**(30,685)**	–
16	Loss on valuation of investment securities	**43,567**	360,251
17	Gain on sale of investment in affiliates	**–**	(30,926)
18	Amortization of goodwill	**8,717**	1,317
19	Amortization of consolidated adjustment accounts	**29,166**	–
20	Equity in earnings of affiliates	**(6,721)**	6,592
21	Difference in equity in investee	**–**	(867)
22	Increase in trade receivable	**(1,089,832)**	(1,125,308)
23	Increase in inventories	**(29,020)**	(19,661)
24	Increase in trade payable	**286,790**	350,078
25	Increase in insurance reserve fund	**(158,977)**	(250,093)
26	Other	**428,531**	(150,580)
	Subtotal	**2,344,220**	526,273
27	Interest and dividend received	**37,838**	33,487
28	Interest paid	**(50,733)**	(81,758)
29	Income taxes paid	**(785,495)**	(505,380)
	Net cash provided by (used in) operating activities	**1,545,830**	(27,378)

		October 1, 2002 to September 30, 2003	October 1, 2001 to September 30, 2002
		Amount	Amount
II	Cash flows from investing activities		
1	Income from refund of time deposits	–	194,512
2	Purchase of securities	**(299,700)**	(98,700)
3	Proceeds from sales of securities	**200,000**	500,000
4	Purchase of tangible fixed assets	**(188,696)**	(126,747)
5	Proceeds from sales of tangible fixed assets	**1,959,759**	17,703
6	Purchase of intangible fixed assets	**(294,696)**	(248,007)
7	Purchase of investment securities	**(323,934)**	(118,000)
8	Proceeds from sales of investment securities	**80,577**	131,549
9	Expenditure incurred for acquiring shares in subsidiaries	**(27,000)**	(50,000)
10	Advanced for loans receivable	**(6,630)**	(502,337)
11	Collection on loans receivable	**504,973**	2,731
12	Expenditure incurred for selling shares in subsidiaries involved in changes in the scope of consolidation *2	–	(20,816)
13	Other	**(329)**	–
	Net cash used in investing activities	**1,604,324**	(318,113)
III	Cash flows from financing activities		
1	Increase (decrease) in short-term borrowings	**(429,100)**	332,284
2	Proceeds from long-term debt	**200,000**	70,000
3	Repayments of long-term debt	**(1,486,456)**	(611,228)
4	Issuance of common stock	**54,900**	13,755
5	Revenue from payment by minority shareholders	–	40,000
6	Purchase of treasury stock	–	(507,955)
7	Proceeds from sales of treasury stock	**80,050**	–
8	Payments of dividends	**(107,156)**	(132,726)
9	Other	**(53,361)**	(57,347)
	Net cash provided by (used in) financing activities	**(1,741,123)**	(853,217)
IV	Net increase in cash and cash equivalents	**1,409,030**	(1,198,709)
V	Cash and cash equivalents at beginning of period	**3,741,864**	4,940,573
VI	Cash and cash equivalents at end of period *1	**5,150,894**	3,741,864

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.	The accompanying financial statements include the accounts of the parent company and all seven of its consolidated subsidiaries. Fullcast Lady Co., Ltd. Fullcast With Co., Ltd. Fullcast System Consulting Co., Ltd. Fullcast HR Consulting Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast Central Co., Ltd. was established April 1, 2002 and included in the consolidation for the fiscal year. Fullcast Entertainment Co., Ltd. was liquidated on January 31, 2002, pursuant to a resolution to that effect at the Extraordinary General Meeting of Shareholders held on September 30, 2001. Fullcast Housing Co., Ltd. was excluded from the consolidation as of March 31, 2002 due to the sale of the entire equity interest in the company to a third party. Fullcast Incubation Co., Ltd. merged with the Company on April 15, 2002.
2. Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. Adgrams Inc. was excluded from the application of the equity method as of September 24, 2003 due to a lowered shareholding ratio as a result of the sale of part of equity interest in the company.	(1) The accompanying financial statements include the accounts of the following two affiliates accounted for by the equity method. Adgrams Inc. Neo Career Inc. Effective the period, Neo Career Inc. was newly included in the affiliates companies since the Company raised its equity stake in the entity to more than 20% of the voting rights. (2) The fiscal year balance sheet dates of affiliates companies differ from the balance sheet date of the Company. Financial statements of their respective fiscal year balance sheet dates are used in the preparation of the consolidated financial statements.

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
3. Fiscal year accounting period of consolidated subsidiaries	The date of account settlement of the Company's consolidated subsidiaries coincides with that of consolidated account settlement of the Company's.	Same as on the left.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method. c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. c. Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-7 years Furniture and fixtures 2-19 years b. Intangible fixed assets Same as on the left. c. Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left. *Organization expenses* Expensed as accrued.
	(3) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. b. Accrued bonuses To allow the provision of bonuses for employees, of the estimated amount thereof, a share in this consolidated fiscal year is appropriated.	(3) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses Same as on the left.

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	c. Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (Additional information) As for one of the consolidated affiliates, to allow the provision of retirement benefits for employees, the amount that can be acknowledged to be accrued at end of this consolidated fiscal year had been appropriated based upon estimated amounts of retirement benefit debts and pension funds at end of this consolidated fiscal year. However, the board of directors decided to abolish this retirement benefit program on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at end of this consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.	c. Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (Changes in accounting procedure) Whereas retirement benefit debts for the Company and its consolidated affiliates had traditionally been calculated based upon the rule of thumb stipulated under "The guidelines for practical business affairs associated with retirement benefit accounting," as of this consolidated fiscal year, it has changed to the principle method. As from this consolidated fiscal year, though the number of employees of all ages increased, thanks to this change, the deviation of their age or working hours was done away with and certain validity was ensured in calculating the basic ratio, which is applied to the computation of retirement benefit debts. As a result, it was judged that certain high-level reliability can be obtained in the result of calculation based upon the principle method. Due to this change, compared to the previous method, operating income and ordinary income decreased ¥62,916 thousand respectively and current net income before income taxes decreased ¥191,049 thousand. The impact that this change has on information on the business segments is given in the relevant parts of the statements.

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	d. Allowance for officers' retirement benefits Part of the consolidated affiliates appropriated the amount equivalent to the amount of provision at end of the period according to the bylaws to allow the provision of retirement bonuses for board members.	d. Allowance for officers' retirement benefits Same as on the left. (Additional information) As for the Company and part of its consolidated affiliates, to allow the provision of retirement bonuses for members of the board, the amount equivalent to the amount of provision at end of the period in accordance with the bylaws had been appropriated. However, the board of directors decided to abolish this retirement bonus program for board members on September 24, 2002. In the wake of this decision, the unused balance of this term of the balance of the retirement bonus allowance at end of this consolidated fiscal year of ¥41,363 thousand was withdrawn to be included in extraordinary income.
	(4) Translation of significant foreign currency-denominated assets and liabilities Cash, bond and claim in foreign currency is converted into the yen according to the spot exchange rate as of the end of the consolidated fiscal year and processed as exchange gains or losses.	(4) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.
	(5) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(5) Accounting for leases Same as on the left.
	(6) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(6) Accounting for major hedges a. Hedge accounting method Same as on the left.

Item	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	b. Hedge method and transactions The hedge method and risk hedge are as follows: Hedge method: Interest rate swap Risk hedged: Interests on borrowings c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. d. Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including the consolidated interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged	b. Hedge method and transactions Same as on the left. c. Hedging policy Same as on the left. d. Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
	(7) Other significant accounting policies in the preparation of fiscal year financial statements Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	(7) Other significant accounting policies in the preparation of fiscal year financial statements Accounting for consumption taxes Same as on the left.
5. Matters concerning the appraisal of assets and liabilities of the consolidated affiliates	Assets and liabilities of the consolidated affiliates are appraised entirely based upon the current value method.	Same as on the left.
6. Matters concerning the amortization of consolidated adjustment account	Consolidated adjustment account is amortized collectively upon accrual.	Same as on the left.
7. Matters concerning the treatment of matters, including profit appropriation	Handled based upon either profit appropriation or loss disposition determined in the consolidated fiscal year.	Same as on the left.
8. Scope of cash and cash equivalents on consolidated cash flows statements	For the purpose of consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.

Reclassifications

Item	October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
Insurance reserve fund	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the previous consolidated fiscal year was ¥650,949 thousand.	—
Accrued expenses payable	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the previous consolidated fiscal year was ¥379,379 thousand.	—
Profit on investment in silent partner	—	"Profit on investment in silent partner," reported as a component of "Other" in non-operating income in the previous consolidated fiscal year, is reclassified and is listed separately, given that the amount of "Profit on investment in silent partner" exceeds 10% of the total non-operating income. The "Profit on investment in silent partner" for the previous consolidated fiscal year, reported as a component of "Other" in non-operating income was ¥24,913 thousand.
Increment of insurance reserve fund	—	"Increment of insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the previous consolidated fiscal year, is reclassified an listed separately as from the current consolidated fiscal year, given that the amount of "Increment of insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increment of insurance reserve fund" for the previous consolidated fiscal year was ¥165,720 thousand.
Revenue from refund of time deposits	—	"Revenue from refund of time deposits," reported as a component of "Other" in cash flows from investing activities in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "Revenue from refund of time deposits" has increased materiality of impact on consolidated financial statements. The "Revenue from refund of time deposits" for the previous consolidated fiscal year was ¥34,444 thousand.
Expenditure on payment of dividends	—	"Expenditure on payment of dividends," reported as a component of "Other" in cash flows from financial activities in the previous consolidated fiscal year, is reclassified and listed separately a from the current consolidated fiscal year, given that the amount of "Expenditure on payment of dividends" has increased materiality of impact on consolidated financial statements. The "Expenditure on payment of dividends" for the previous consolidated fiscal year was ¥15,719 thousand.

Supplementary Information

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
—	(Accounting for treasury stock and reduction of legal reserves) Effective the fiscal year, the Company has adopted the new accounting standards for treasury stock and reduction of legal reserves (Financial Accounting Standard No. 1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves, Business Accounting Deliberation Council, February 21, 2002). The effect of this change on profit/loss is insignificant. (Consolidated balance sheets) Effective the fiscal year, the Company has adopted the ammended "Regulations Regading Termonology, Forms and Methods of Preparation of Consolidated Financial Statements". Accordingly, "Additional paid-in capital" is reclassified as "Capital surplus" and "Retained earnings" is reclassified as "Retained surplus." (Consolidated retained earnings statements) Effective the fiscal year, the Company has adopted the ammended "Regulations Regarding Terminology, Forms and Methods of Preparation of Consolidated Financial Statements." Accordingly, "Capital surplus" and "Retained surplus" are listed separately in the consolidated retained earings statement. Furthermore, the "Retained earnings at beginning of period" is presented as "Retained surplus at beginning of period", "Decrease in retained earnings" as "Decrease in retained surplus" and the "Retained earnings at end of period" as "Retained surplus at end of period." Effective the fiscal year, "Net income," reporeted as a separate item in prior periods, is reclassified and presented as a component of "Increase in retained surplus".

Notes to Financial Statements

Notes to Consolidated Balance Sheets

(Thousands of yen)

As of September 30, 2003		As of September 30, 2002	
*1. Assets pledged as collateral		*1. Assets pledged as collateral	
Assets pledged as collateral were as follows:		Assets pledged as collateral were as follows:	
Buildings and structures	243,091	Buildings and structures	359,585
Land	606,469	Land	2,343,411
Total	849,560	Total	2,702,997
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:	
Short-term borrowings	500,000	Short-term borrowings	1,234,000
Long-term debt	408,894	Long-term debt	1,674,442
[Current portion of long-term debt]	[85,558]	[Current portion of long-term debt]	[460,584]
Total	908,894	Total	2,908,442
*2. Non-consolidated subsidiary and affiliate stock includes the following:		*2. Non-consolidated subsidiary and affiliate stock includes the following:	
Investment securities	9,791	Investment securities	3,070
*3. Total number of outstanding stocks in the Company		*3.	
Common stock	44,829 shares	—	
*4. Number of treasury stock the Company owns		*4.	
Common stock	900 shares	—	

Notes to Consolidated Income Statements

(Thousands of yen)

October 1, 2002 – September 30, 2003		October 1, 2001 – September 30, 2002	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	2,466,512	Salaries and wages	2,117,679
Miscellaneous wages	1,335,796	Miscellaneous wages	820,846
Legal welfare	399,544	Legal welfare	278,554
Provision of accrued bonuses	277,718	Provision of accrued bonuses	170,771
Retirement benefit expenses	171,175	Retirement benefit expenses	148,068
Provision of allowance for officers' retirement benefit	1,195	Provision of allowance for officers' retirement benefit	1,921
Communications expenses	374,057	Communications expenses	322,381
Advertisement and sales promotion	158,702	Advertisement and sales promotion	126,926
Travel and transportation	421,603	Travel and transportation	301,164
Rents	644,452	Rents	537,281
Depreciation and amortization	219,535	Depreciation and amortization	168,686
Recruitment expense	529,884	Recruitment expense	374,316
Provision of allowance for doubtful accounts	40,694	Provision of allowance for doubtful accounts	18,898
*2. Significant components of gain on sale of fixed assets		*2. Significant components of gain on sale of fixed assets	
Machinery and vehicles	666	Machinery and vehicles	605
Furniture and fixtures	3,033		
Land	105,786		
Total	109,486		
*3.		*3. Prior-year adjustments are as follows:	
—		Prior year insurance premiums	4,686
*4. Significant components of loss on sale of fixed assets		*4.	
Machinery and vehicles	341	—	
*5. Significant components of loss on disposal of fixed assets		*5. Significant components of loss on disposal of fixed assets	
Buildings and structures	370	Buildings and structures	2,461
Machinery and vehicles	5,164	Machinery and vehicles	290
Furniture and fixtures	4,718	Furniture and fixtures	3,861
Software	17,828	Total	6,613
Total	28,081		
*6. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets. The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below:		*6.	
Buildings and structures	20,543	—	
Furniture and fixtures	667		
Total	21,210		

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
*7. Penalty on lump-sum advance repayment of debt	*7. —
*8. —	*8. Transitional difference in retirement benefit obligation upon change from the simple method to generally accepted principles.
*9. —	*9. Loss on valuation of golf club memberships

Notes to Consolidated Cash Flows Statements

(Thousand of yen)

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 4,650,781 Money Management Fund 300,104 Free Financial Fund 200,008 Cash and cash equivalents 5,150,894	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 3,241,871 Short-term investments with original maturities of 3 months or less (securities) 299,993 Free Financial Funds 200,000 Cash and cash equivalents 3,741,864
*2. —	*2. Assets and liabilities of consolidated subsidiary excluded from the consolidation due to divesture of equity interest. Fullcast Housing Co., Ltd. (As of March 31, 2002) Current assets 62,441 Fixed assets 3,209 Total assets 65,651 Current liabilities 24,720 Long-term liabilities — Total liabilities 24,720

Notes to Securities

Current consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2003)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	335,505	392,444	56,938
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	300,000	301,120	1,120
(3) Other securities	—	—	—
Subtotal	635,505	693,564	58,058
Carrying value does not exceed acquisition cost			
(1) Equity securities Note	16,650	11,433	(5,217)
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	16,650	11,433	(5,217)
Total	652,155	704,997	52,841

Note: The hybrid (combined) instruments (¥200,000 thousand), included as a component of "Other securities," were revalued on the consolidated balance sheet date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Other securities sold during the consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
80,577	30,685	3,318

3. Securities without market quotations classified as "Other" (as of September 30, 2003)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	9,791
Other securities	
Securities without market quotations (excluding OTC shares)	187,980
Free Financial Fund	200,008
Money Management Fund	300,104

Note: Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥43,567 thousand)

4. Securities with maturity and the estimated amount of redemption at maturity of debt securities classified as "Other"

(Thousands of yen)

Security	As of September 30, 2003			
	Within 1 year	1-5 years	5-10 years	10 years or longer
Debt securities				
JGB's and municipal bonds	—	—	—	—
Corporate bonds	—	—	—	—
Other bonds	100,000	—	—	—
Other securities	—	—	—	—
Total	100,000	—	—	—

Previous consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2002)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	23,321	40,272	16,951
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	23,321	40,272	16,951
Carrying value does not exceed acquisition cost			
(1) Equity securities	56,110	45,345	(10,765)
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	56,110	45,345	(10,765)
Total	79,431	85,617	6,186

Note: Equity securities (acquisition cost) are reported at fair value after adjustment for impairment.
(Impairment: ¥18,500 thousand)

2. Other securities sold during the consolidated fiscal year (October 1, 2001 – September 30, 2002)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
11,549	1,665	460

3. Securities without market quotations classified as "Other" (as of September 30, 2002)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	3,070
Other securities	
Securities without market quotations (excluding OTC shares)	233,548
Domestic bonds (private placement bonds)	299,993
Unlisted foreign bonds	198,840
Free Financial Fund	200,000

4. Securities with maturity and the estimated amount of redemption at maturity of debt securities classified as "Other"

(Thousands of yen)

Security	As of September 30, 2002			
	Within 1 year	1-5 years	5-10 years	10 years or longer
Debt securities	—	—	—	—
JGB's and municipal bonds	299,993	—	—	—
Corporate bonds	—	—	—	—
Other bonds	98,840	100,000	—	—
Other securities	—	—	—	—
Total	398,833	100,000	—	—

Notes to Derivatives

1. Matters concerning derivatives transactions

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
(1) The details of transactions, transactions policy and objective of use The company and one consolidated affiliate enter into interest rate swap transactions to hedge the interest volatility risk and maintain the procurement cost involved in loans below a certain level. The interest rate swap transactions the companies concerned enter into are designed to hedge the risk of interest rates' rising by swapping floating rates fixed according to certain standards against notional principal by receiving an interest rates differential. The companies concerned sets notional principal within the range of loans and will not enter into speculative derivative transactions.	(1) The details of transactions, transactions policy and objective of use The company and one consolidated affiliate enter into interest rate cap and interest rate swap transactions to hedge the interest volatility risk and maintain the procurement cost involved in loans below a certain level. The interest rate cap transactions the companies concerned enter into are designed to hedge the risk of interest rates' rising by paying a certain premium to the other party upon signing by receiving an exceeded interest rates differential if the money market rates (short-term yen rate) exceed the prescribed upper limit of interest rates during a certain period of time. The interest rate swap transactions the companies concerned enter into are designed to hedge the risk of interest rates' rising by swapping floating rates fixed according to certain standards against notional principal by receiving an interest rates differential. In either transaction, the companies concerned sets notional principal within the range of loans and will not enter into speculative derivative transactions.
(2) Risks involved in transactions Any of the derivative transactions the companies concerned enter into allows the risk of money market rates' rising to be below a certain level. In entering into these derivative transactions, they have signed contracts with highly credible financial institutions; thus, no risk can be expected of not being able to enjoy the intended effect it would have if transactions were to be continued in the event that they go into default.	(2) Risks involved in transactions Any of the derivative transactions the companies concerned enter into allows the risk of money market rates' rising to be below a certain level. In entering into these derivative transactions, they have signed contracts with highly credible financial institutions; thus, no risk can be expected of not being able to enjoy the intended effect it would have if transactions were to be continued in the event that they go into default.
(3) Risk management system involved in transactions Interest rate swap transactions involved in loans are conducted by the competent department of the companies concerned in compliance with their internal rules and regulations. In addition, as for each individual contract, the validity of its procedures and transaction are verified by internal auditors in charge.	(3) Risk management system involved in transactions Interest rate cap and interest rate swap transactions involved in loans are conducted by the competent department of the companies concerned in compliance with their internal rules and regulations. In addition, as for each individual contract, the validity of its procedures and transaction are verified by internal auditors in charge.
(4) Supplementary explanation of "Matters concerning market values, etc." Any of the derivative transactions the companies concerned enter into is based upon quotations posted by financial institutions; thus, no negotiated price has been formed on the market. Therefore, in calculating market values, the cost of transactions in the case of a transaction with the same counter party under the same terms and conditions as of the date of account settlement, or the cost which would be incurred if the transaction were to be canceled as of the date of account settlement are estimated.	(4) Supplementary explanation of "Matters concerning market values, etc." Any of the derivative transactions the companies concerned enter into is based upon quotations posted by financial institutions; thus, no negotiated price has been formed on the market. Therefore, in calculating market values, the cost of transactions in the case of a transaction with the same counter party under the same terms and conditions as of the date of account settlement, or the cost which would be incurred if the transaction were to be canceled as of the date of account settlement are estimated.

2. Matters concerning market quotations and others for transactions

Current consolidated fiscal year (as of September 30, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Previous consolidated fiscal year (as of September 30, 2002)

Contract amounts, market values and valuation gains and losses

Interest rates

(Thousands of yen)

Transaction	Derivative	As of September 30, 2002			
		Contract amount, etc.	Over one year	Market value	Net valuation gain/loss
Over-the counter	Interest rate swap	100,000 [512]	— [—]	—	(512)

Notes:

1. The contract values list notional amounts. Consequently, the contract amounts by themselves do not represent the market risk related to the derivative financial instruments.
2. Figures in parentheses in the "Contract amount" column are option fees.
3. Market values are based on quotations posted by financial institutions (counter parties to interest rate swap transactions).
4. Transactions to which the hedge accounting method is applied are not included in the above amounts.

Notes to Retirement Benefits

(Thousands of yen)

October 1, 2002 – September 30, 2003

1. Summary of the retirement benefit scheme adopted

The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs.

As of the current consolidated accounting period, 5 companies of the Group own the termination allowance plan, while 2 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type).

One of the consolidated subsidiaries decided to abolish the retirement benefit program in a board of directors' meeting on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at the end of the current consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.

2. Matters concerning retirement benefit obligation (as of September 30, 2003)

a.	Retirement benefit obligation	(261,312)
b.	Pension assets	46,472
c.	Non-accumulated retirement benefit obligation (a + b)	(214,840)
d.	Unconfirmed computational differential	(42,241)
e.	Retirement benefit allowance (c + d)	(257,081)

Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,306,962 thousand as of September 30, 2003.

3. Matters concerning retirement benefit expenses

a.	Service cost	86,155
b.	Interest cost	6,132
c.	Expected return on plan assets	(585)
d.	Cost to dispose of computational differentials	(22,182)
e.	Contribution to employees' pension fund	125,776
f.	Retirement benefit expenses (a + b + c + d + e)	195,297

4. Matters concerning the basis of calculation of retirement benefit obligation, etc.

a.	Distribution of estimated retirement benefits during term	Fixed amount standards during term
b.	Discount rate	2.5%
c.	Expected rate of return on plan assets	1.5%
d.	Number of years to dispose of computational differentials	Mainly 1 year

October 1, 2001 – September 30, 2002

1. Summary of the retirement benefit scheme adopted

The Company and its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, 8 companies of the Group own the termination allowance plan, while 3 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type).

2. Matters concerning retirement benefit obligation (as of September 30, 2002)

a.	Retirement benefit obligation	(245,112)
b.	Pension assets	39,002
c.	Non-accumulated retirement benefit obligation (a + b)	(206,109)
d.	Unconfirmed computational differential	(22,462)
e.	Retirement benefit allowance (c + d)	(228,571)

Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥747,117 thousand as of September 30, 2002.

3. Matters concerning retirement benefit expenses

a.	Service cost	82,870
b.	Interest cost	4,653
c.	Expected return on plan assets	(386)
d.	Cost to dispose of computational differentials	1,506
e.	Amounts of incurred in disposing of differentials due to change in accounting policy	129,013
f.	Contribution to employees' pension fund	89,065
g.	Retirement benefit expenses (a + b + c + d + e + f)	306,724

4. Matters concerning the basis of calculation of retirement benefit obligation, etc.

a.	Distribution of estimated retirement benefits during term	Fixed amount standards during term
b.	Discount rate	2.5%
c.	Expected rate of return on plan assets	1.5%
d.	Number of years to dispose of computational differentials	Mainly 1 year

Notes to Tax Effect Accounting

(Thousands of yen)

Current consolidated fiscal year (September 30, 2003)		Previous consolidated fiscal year (September 30, 2002)	
1. Breakdown of main reasons for deferred tax asset and deferred liability		1. Breakdown of main reasons for deferred tax asset and deferred liability	
Deferred tax asset		Deferred tax asset	
Allowance for bad debts and bad debt loss	18,539	Allowance for bad debts and bad debt loss	4,798
Allowance for retirement bonuses for board members	704	Allowance for retirement bonuses for board members	1,008
Allowance for retirement benefits	100,816	Allowance for retirement benefits	90,883
Allowance for bonuses	156,386	Allowance for bonuses	76,816
Excess of allowance for depreciation	4,584	Excess of allowance for depreciation	5,087
Unrealized profit on fixed assets	59,492	Unrealized profit on fixed assets	3,158
Loss from revaluation of investment securities	153,540	Loss from revaluation of investment securities	155,191
Accrued enterprise taxes	93,567	Loss carried forward	25,952
Other	50,679	Accrued enterprise taxes	40,635
Subtotal of deferred tax asset	638,310	Other	26,361
Valuation reserve	(152,290)	Subtotal of deferred tax asset	429,891
Total deferred tax asset	486,020	Valuation reserve	(145,388)
Deferred tax liability		Total deferred tax asset	284,503
Allowance for bad debts involved in elimination of debts and credits	(2,251)	Deferred tax liability	
Revaluation differentials of other securities	(21,400)	Allowance for bad debts involved in elimination of debts and credits	(4,530)
Subtotal of deferred tax liability	(23,652)	Revaluation differentials of other securities	(2,598)
Net deferred tax asset	462,368	Accrued enterprise taxes	(3,262)
		Subtotal of deferred tax liability	(10,391)
		Net deferred tax asset	274,112

Current consolidated fiscal year (September 30, 2003)		Previous consolidated fiscal year (September 30, 2002)	
2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied		2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	
Legal effective tax rate	42.0%	Legal effective tax rate	42.0%
(Adjusted)		(Adjusted)	
Taxable undistributed profits	4.5%	Taxable undistributed profits	5.2%
Expense from exclusion of profit and loss	0.7%	Expense from exclusion of profit and loss	1.5%
Per capita rate or inhabitants tax	2.1%	Per capita rate or inhabitants tax	3.8%
Other	0.6%	Loss carried forward for the current fiscal year	3.0%
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	49.9%	Loss carried forward appropriated to taxable income	(3.0%)
		Elimination of unrealized profit not subject to tax effect	3.1%
		Valuation reserve	13.0%
		Other	(0.7%)
		The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	67.9%

Current consolidated fiscal year (September 30, 2003)	Previous consolidated fiscal year (September 30, 2002)
3. As regards the legal effective tax rate applied in calculating deferred tax asset and liability, in line with the revision to the Local Tax Law (due to the No. 9 of the law for 2003, imposing taxes on a pro forma basis will be introduced into corporate taxes from the business year starting April 1, 2004), of temporary differentials in the current consolidated fiscal year, as for those due to be eliminated by the end of September 2004, the tax rate of 42.0% prior to the revision is applied and as for those due to be eliminated in October 2004 or later, the tax rate of 40.5% is applied. Due to this change in tax rates, the amount of deferred tax asset (with the amount of deferred tax liability deducted) decreased ¥4,397 thousand and the amount of corporate taxes adjusted and the amount of revaluation differential of other securities increased ¥5,190 thousand and ¥792 thousand, respectively as of the end of the current consolidated fiscal year.	3. —

Segment Information

(1) Operating segment information

Current consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	22,205,911	10,713,647	4,313,317	712,535	37,945,412	—	37,945,412
(2) Inter-segment sales or transfers	382,414	39,293	489,027	53,246	963,982	(963,982)	—
Total	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
Operating expenses	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
Operating income	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315
II Assets, allowance for depreciation and capital expenditure							
Assets	9,338,834	2,513,363	1,605,306	245,848	13,703,353	1,790,211	15,493,565
Allowance for depreciation	225,555	21,639	11,555	10,990	269,740	(23,756)	245,983
Capital expenditure	309,035	67,752	41,729	87,423	505,940	(22,548)	483,392

Notes

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.
3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is ¥581,355 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was ¥3,222,035 thousand. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.
5. *Change of the business segments*

   Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from this fiscal year. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

   Information by business segment on the current consolidated fiscal year results by business segment in the previous year would have been as follows according to the current business segments:

Previous consolidated fiscal year (October 1, 2001 – September 30, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	16,391,568	5,824,213	3,361,450	742,637	26,319,869	—	26,319,869
(2) Inter-segment sales or transfers	389,366	48,111	356,478	31,591	825,547	(825,547)	—
Total	16,780,935	5,872,324	3,717,928	774,228	27,145,417	(825,547)	26,319,869
Operating expenses	15,032,438	5,720,408	3,740,194	776,720	25,269,762	(460,930)	24,808,831
Operating income or loss (Δ)	1,748,497	151,915	Δ 22,266	Δ 2,491	1,875,654	(364,617)	1,511,037
II Assets, allowance for depreciation and capital expenditure							
Assets	7,908,610	1,739,160	1,428,591	237,387	11,313,750	2,614,381	13,928,132
Allowance for depreciation	232,501	7,741	12,466	4,315	257,025	(17,509)	239,515
Capital expenditure	448,877	27,431	15,203	2,147	493,659	(118,904)	374,755

Previous consolidated fiscal year (October 1, 2001 – September 30, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	16,391,568	5,824,213	3,284,728	819,359	26,319,869	—	26,319,869
(2) Inter-segment sales or transfers	389,366	48,111	21,474	382,276	841,228	(841,228)	—
Total	16,780,935	5,872,324	3,306,202	1,201,635	27,161,097	(841,228)	26,319,869
Operating expenses	15,032,438	5,720,408	3,330,054	1,202,651	25,285,552	(476,721)	24,808,831
Operating income or loss (Δ)	1,748,497	151,915	Δ 23,852	Δ 1,015	1,875,544	(364,507)	1,511,037
II Assets, allowance for depreciation and capital expenditure							
Assets	7,908,610	1,739,160	1,063,232	603,404	11,314,409	2,613,723	13,928,132
Allowance for depreciation	232,501	7,741	8,711	8,070	257,025	(17,509)	239,515
Capital expenditure	448,877	27,431	9,835	7,516	493,659	(118,904)	374,755

Notes

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technical Business: Human resources contracting of technical staff, engineer dispatching services
   (4) Other Business: Data communication services, etc.

3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is ¥346,751 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was ¥4,482,311 thousand. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

5. Effective the current consolidated fiscal year, the Company and its principal consolidated subsidiaries changed the method of accounting for retirement benefits from the simple method to the accounting generally accepted in Japan. (See "Significant Accounting Policies in the Preparation of Consolidated Financial Statements," Section 4 "Matters concerning significant accounting policies.")

   The effect of this change was to reduce operating income in the Spot Business, Factory Business, and Technical Business by ¥19,532 thousand, ¥17,270 thousand and ¥26,113 thousand respectively, compared with the amounts that would have been reported if the previous segment classifications had been applied consistently.

(2) Geographic segment information

Geographic segment information is not presented since the Companies did not have consolidated subsidiaries in areas other than Japan in the current consolidated fiscal year and the previous fiscal year.

(3) Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated fiscal year.

The Companies operated mainly in Japan and had no overseas sales in the previous consolidated fiscal year.

Transactions with the Parties Concerned

Current consolidated fiscal year (October 1, 2002 – September 30, 2003)

Board members, main individual shareholders, etc.

(Thousands of yen)

Attribute	Name and company, etc.	Domicile	Capital or amount invested	Details of business or occupation	Percentage of voting right owned	Relations		Details of transaction	Transaction amount	Item	Balance at the end of the term
						Whether a board member or not	Business relations				
Directors and their relatives	Shiro Kaizuka	—	—	Board member of the Company	Direct ownership: 0.59%	—	—	Purchase of shares in Fullcast Technology Co., Ltd. (Note 2)	5,000	—	—

Note 1 The aforementioned amounts do not include consumption taxes.

2 Business terms and policy for determining them

Determined based upon an actual transaction case with the immediate third party.

Previous consolidated fiscal year (October 1, 2001 – September 30, 2002)

There are no relevant matters.

Per Share Information

Current consolidated fiscal year October 1, 2002 – September 30, 2003		Previous consolidated fiscal year October 1, 2001 – September 30, 2002	
Shareholders' equity per share	¥198,486.00	Shareholders' equity per share	¥171,327.33
Net income per share (basic)	¥27,373.46	Net income per share (basic)	¥7,902.31
Net income per share (diluted)	¥27,118.49	Net income per share (diluted)	¥7,813.83

Per share data

Effective the previous consolidated fiscal year, the Company adopted the new accounting standards for earnings per share (ASBJ Accounting Standard No. 2: "Accounting Standards for Earnings Per Share," September 25, 2002, and Accounting Standard Implementation Guidance No. 4: "Implementation Guidance on Accounting Standard for Earnings Per Share," September 25, 2002).

The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
Net income	1,196,630	346,840
Net income (basic)	1,196,630	346,840
Net income not available to common stock	—	—
Average number of common stock outstanding during the period	43,715 shares	43,891 shares
Net income available to common stock after effect of dilutive stock	—	—
Effect of dilutive stock Stock acquisition rights	411 shares	497 shares
Increase in common shares	411 shares	497 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	—	—

Subsequent Events

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
1. Stock split In accordance with the decision by the Company's board of directors on September 8, 2003, it will float new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of November 20, 2003, the Company will split common shares on a three-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 89,658 share b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of September 30, 2003 will be split on a basis of three-for-one stock split. c. The initial date of reckoning stock dividends October 1, 2003 Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term and per share information for the current consolidated fiscal year if it had been implemented at the beginning of the current term would have been as follows: Current consolidated fiscal year: Per share gross asset ¥66,162.00 Per share current net income ¥9,124.48 Diluted per share current net income ¥9,039.49 Previous consolidated fiscal year: Per share gross asset ¥57,109.11 Per share current net income ¥2,634.10 Diluted per share current net income ¥2,604.61	1. Merger of subsidiaries The Board of Directors of consolidated subsidiaries Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. on July 15, 2002 approved a resolution for the merger of the subsidiaries. The two subsidiaries merged on October 1, 2002. (1) Purpose of the merger The business of the two subsidiaries was united to create a core technical services operation in order to tap intra-group synergy and further strengthen the managerial foundations of the group. (2) Merger schedule October 1, 2002 (3) Method of merger and name of new entity a. The merger will be affected through absorption, with Fullcast With Co., Ltd. as the surviving entity. Fullcast System Consulting Co., Ltd. will be liquidated. b. The name of the surviving company: Fullcast Technology Co., Ltd. (4) Merger ratio Fullcast System Consulting Co., Ltd.'s 2,000 outstanding shares were exchanged for Fullcast With Co., Ltd.'s 1,140 shares. (5) Capital increase through merger The merger increased Fullcast With Co., Ltd.'s common stock by ¥100,000 thousand and retained surplus by ¥2,468 thousand. (6) Assets assumed Fullcast With Co., Ltd. assumed all the assets and liabilities of Fullcast System Consulting Co., Ltd. A breakdown of the assets and liabilities is as follows: (Thousands of yen) Assets Current assets 386,843 Tangible fixed assets 6,625 Intangible fixed asset 9,748 Other assets 32,824 Total asset 436,040 Liabilities Current liabilities 329,036 Long-term liabilities 4,535 Total liabilities 333,572 Net assets 102,468

Per share information (stock split):

Current consolidated fiscal year		Previous consolidated fiscal year	
Per share gross asset	¥66,162.00	Per share gross asset	¥57,109.11
Per share current net income	¥9,124.48	Per share current net income	¥2,634.10
Diluted per share current net income	¥9,039.49	Diluted per share current net income	¥2,604.61

Assets and liabilities assumed (Thousands of yen):

Assets	
Current assets	386,843
Tangible fixed assets	6,625
Intangible fixed asset	9,748
Other assets	32,824
Total asset	436,040
Liabilities	
Current liabilities	329,036
Long-term liabilities	4,535
Total liabilities	333,572
Net assets	102,468

October 1, 2002 – September 30, 2003	October 1, 2001 – September 30, 2002
	2. Assumption of a part of the business of a subsidiary through subsidiary breakup: The Board of Directors of the Company on July 15, 2002 approved a resolution for assuming certain operations of a consolidated subsidiary. In accordance with this resolution, certain operations of Fullcast Lady Co., Ltd. will be transferred to the Company on October 1, 2002. (1) Purpose of the breakup The transfer of certain operations to the Company integrated overlapping businesses, enhanced operational efficiency and by strengthening the foundations of Short-term Contractual Workers Service helped expand the overall business. (2) Date of breakup October 1, 2002 (3) Method of split Fullcast Lady Co., Ltd. will be broken up, with the Company taking over the activities of Fullcast Lady Co., Ltd. (4) Activities to be taken over Activities taken over will be: Logistics, warehouse work, sanitation & cleaning, and events etc., which supplies workers on a short-term basis as required by clients by providing them with additional work force during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume. (5) Allocation of new shares for the breakup The Company holds all outstanding stock of Fullcast Lady Co., Ltd. No new stock will be issued for the purpose of the breakup. (6) Increase in capital for the breakup There was no increase in common stock and capital surplus as a result of the breakup. (7) Assets assumed after the breakup The Company will assume assets and liabilities of Fullcast Lady Co., Ltd. as follows:

	(Thousands of yen)
Assets	
Current assets	442,105
Tangible fixed assets	11,269
Intangible fixed asset	2,487
Other assets	34,966
Total asset	490,828
Liabilities	
Current liabilities	169,999
Long-term liabilities	7,556
Total liabilities	177,556
Net assets	313,272

Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	(8) Post-split status of Fullcast Lady Co., Ltd. The company was renamed Fullcast Office Support Co., Ltd. on October 1, 2002. However, there is no change in the Company's activities, head office location, representative director, common stock, and fiscal year-end.
	3. Stock acquisition rights The Board of Directors on November 18, 2002 approved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. The resolution passed at the Annual General Meeting of Shareholders held on December 20, 2002. Details of stock acquisition rights: (1) Type of shares Common stock of the Company (2) Number of shares to be issued under stock acquisition rights Up to 1,200 shares (3) Total number of stock acquisition rights to be issued 1,200 (4) Issue price of stock acquisition rights To be issued without receipt of consideration (5) Amount to be paid upon exercise of stock acquisition rights The amount to be paid upon exercise of the stock acquisition rights (the "exercise price) shall be the amount which is equal to the product of the higher price of either the average of daily closing prices of common stock in regular transactions on the JASDAQ market in the month preceding the month in which the stock acquisition rights are issued (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply) and 1.03. Any fraction less than one yen shall be rounded up to the nearest yen. (6) Exercise period Within five years from the date of issuing the rights, the period will be decided at a meeting of the Board of Directors of the Company. (7) Conditions for exercise a. A person granted the stock acquisition rights must be in the position of director, auditor or employee of the Company, its subsidiary or affiliate at the time of exercise of the stock acquisition rights. b. A person granted the stock acquisition rights shall be deemed to maintain the position of director, auditor or employee of the Company, its subsidiary or affiliate, in case the said person loses this position on account of retirement from office or retirement due to the attainment of retirement age. The Conditions regarding the exercise of the rights by the said person follow the contract mentioned in d.

Oct. 1, 2002 – Sep. 30, 2003	Oct. 1, 2001 – Sep. 30, 2002
	c. If a person who was allocated the rights dies, that person's successor will be able to exercise the person's rights. The Conditions regarding the exercise of the rights by the successor follow the contract mentioned in d. d. Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights, in accordance with the resolution of the 10th Annual General Meeting of Shareholders and the meeting of the Board of Directors. (8) Restriction on transfer of stock acquisition rights Transfer of stock acquisition rights shall be subject to approval of the Board of Directors.

Reference

Quarterly Results of Operations

Fiscal year ended September 2003 (consolidated)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2002	Jan. – Mar. 2003	Apr. – Jun. 2003	Jul. – Sep. 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	9,066	9,650	9,173	10,054
Gross profit	2,652	2,821	2,586	2,938
Operating income	637	592	456	768
Ordinary income	672	624	479	782
Income before income taxes and minority interests	672	547	603	729
Net income	331	208	314	342
	Yen	Yen	Yen	Yen
Net income per share	7,637.99	4,764.38	7,179.04	7,792.92
Diluted net income per share	—	4,754.38	7,098.50	7,710.87
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	14,766	15,963	13,943	15,493
Shareholders' equity	7,707	8,029	8,332	8,719
	Yen	Yen	Yen	Yen
Shareholders' equity per share	177,402.01	183,441.13	190,057.46	198,486.00
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(478)	822	675	526
Cash flows from investing activities	(196)	(287)	1,644	443
Cash flows from financing activities	584	(499)	(1,754)	(71)
Cash and cash equivalents at end of period	3,650	3,686	4,252	5,150

Note: Diluted net income per share (for quarter) is not reported since there is no outstanding potential stock.

Quarterly Results of Operations

Fiscal year ended September 2002 (consolidated)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2001	Jan. – Mar. 2002	Apr. – Jun. 2002	Jul. – Sep. 2002
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	6,140	6,198	6,400	7,580
Gross profit	1,938	2,006	1,848	2,241
Operating income	419	372	179	540
Ordinary income	435	378	112	557
Income before income taxes and minority interests	363	323	76	313
Net income	169	97	19	60
	Yen	Yen	Yen	Yen
Net income per share	3,791.32	2,224.64	448.11	1,436.33
Diluted net income per share	3,777.43	2,202.77	443.90	1,419.59
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	13,837	14,358	13,820	13,928
Shareholders' equity	7,817	7,433	7,417	7,443
	Yen	Yen	Yen	Yen
Shareholders' equity per share	175,232.88	170,790.15	170,373.61	171,327.33
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(335)	572	(324)	60
Cash flows from investing activities	(613)	(74)	(81)	450
Cash flows from financing activities	22	(835)	188	(229)
Cash and cash equivalents at end of period	4,014	3,676	3,459	3,741



[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.



May 10, 2004

Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	Second Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone:	+81-3-3780-9507 +81-3-5778-7564 (Interpreter)

Board meeting for approving:	May 10, 2004
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004 (October 1, 2003 – March 31, 2004)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2004	22,580	20.6	1,594	29.6	1,612	24.4
First half ended March 2003	18,717	51.7	1,230	55.4	1,296	59.3
Year ended September 2003	37,945	—	2,455	—	2,558	—

	Net income for the first half		Net income per share for the first half	Diluted net income per share for the first half
	Millions of yen	%	Yen	Yen
First half ended March 2004	895	65.8	6,702.81	6,676.80
First half ended March 2003	540	102.4	12,393.73	12,367.62
Year ended September 2003	1,196	—	27,373.46	27,118.49

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - First half ended March 2004: 1
   - First half ended March 2003: 4
   - Year ended September 2003: 6
2. Average number of shares outstanding (consolidated)
   - First half ended March 2004: 133,597 shares
   - First half ended March 2003: 43,582 shares
   - Year ended September 2003: 43,715 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2004	16,649	10,049	60.3	74,283.03
First half ended March 2003	15,963	8,029	50.3	183,441.13
Year ended September 2003	15,493	8,719	56.3	198,486.00

Note: Number of shares outstanding

As of March 31, 2004: 135,282 shares
As of March 31, 2003: 43,774 shares
As of September 30, 2003: 43,929 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First half ended March 2004	(483)	(204)	379	4,842
First half ended March 2003	343	(483)	84	3,686
Year ended September 2003	1,545	1,604	(1,741)	5,150

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 5
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: None
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	48,000	3,200	1,300

Reference: Estimated net income per common share for the full year: 4,818.37 yen

Note: Figures stated above are rounded down to the nearest million yen.

Estimated earnings per share for the fiscal year ending September 30, 2004 is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2004 Fiscal Year*" section on page 9.

Attached Material to Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

Net income rose 65.8% from the same period last year. Consolidated financial results for the first half of the fiscal year ending September 30, 2004 hit an all-time high thanks to steady growth of all business segments.

(1) Operating Highlights in the First Half

First half ended March 31, 2004 (October 1, 2003 – March 31, 2004)
First half ended March 31, 2003 (October 1, 2002 – March 31, 2003)

1) Consolidated operating highlights in the first half

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Net sales	22,580	18,717	20.6%
Operating income	1,594	1,230	29.6%
Ordinary income	1,612	1,296	24.4%
Current net income	895	540	65.8%
Current net income per share	* ¥6,702.81	¥12,393.73	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the first half of the fiscal year ending September 30, 2004 the Fullcast Group was able to continue to increase net sales. This can be attributed to an increase in orders from not only existing but new client companies as well compared to the previous year as a result of a steady recovery of production underpinned by capital investment and exports by Japanese companies. Moreover, as local economy has recovered, orders increased not only from the Tokyo metropolitan area, but from the Tokai and Western Japan regions as well.

This is attributable to the Group's quick response to the client companies' needs in the following:

1. To step up the nationwide service system, expanded business footholds rapidly.
2. Took advantage of the outsourcing needs of client companies actively and made incessant efforts to cut costs; thereby providing services, which go beyond mere temporary staffing and lead to promote streamlining and improve operating efficiency further.

By segment, business performances by all the Spot, Factory and Technology Business segments grew steadily.

Though the ratio of gross income to net sales fell 0.5 percentage points from the same time last year, it stood on a par with the latter half of the previous fiscal year at 28.7%. This can be attributed to the fact that in response to request for volume discount by client companies operating on a nationwide scale, the Fullcast Group was able to get the advantages of our services across to them to make the unit price remain unchanged.

Meanwhile, selling, general and administrative expenses, centered on personnel expenses, increased as the Fullcast Group opened outlets aggressively. The ratio of SG&A expenses to net sales fell 0.9 percentage points from 22.6% of the same time last year to 21.7%, however, thanks to increased net sales.

As a result, operating income margin improved 0.4 percentage points from a year earlier to 7.0%. Net sales increased 20.6% to ¥22,580 million, operating income rose 29.6% to ¥1,594 million and net income increased 65.8% to ¥895 million in the six months ended March 31, 2004.

2) Operating highlight in the first half by business segment

Spot Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	13,779	11,181	23.2%
Inter-segment	143	231	(37.9%)
Total sales	13,923	11,413	22.0%
Operating income	1,487	1,284	15.8%
Operating income margin	10.7%	11.3%	–

In the Spot Business orders from existing client companies increased while the number of new clients rose as well. As a result, operating results by the segment hit an all-time high on a semiannual basis.

Demand from its primary customers in the physical distribution/warehouse industries continued to be strong, while demand from the advertising and event management industries grew as well. In addition, the Company actively conducted sales activities targeting the food industry to boost orders.

By region, orders in the Tokai region, where business is strong, increased, while those in Western Japan were picking up. Furthermore, in the Spot Business segment of the outsourcing market, demand can be expected to grow further in areas around big cities and in local areas, where production and physical distribution activities are gaining speed. For this reason, the Company increased the speed of growth by opening 47 outlets to meet the customer needs readily in the first half of this fiscal year.

At the end of the first half of this fiscal year there were a total of 127 outlets for the Spot Business across the nation, 122 operated by Fullcast Co., Ltd. and 5 by Fullcast Office Support Co., Ltd., up 54 from the same period last year.

Furthermore, the number of client companies, which adopt the high-quality solution unique to the Group aimed at promoting qualitative improvements; thereby helping them streamline business activities, rose smoothly. This contributed to boosting net sales.

Meanwhile, in terms of income, despite several factors to diminish income, including the cost of opening outlets, the Group made effective use of information technology in stepping up hiring via the Web or mobile devices. Through these, it was able to restrain the cost of employing registered staff members; thereby working hard to reduce SG&A expenses.

As a result, segment sales increased 23.2% from a year earlier to ¥13,779 million and operating income increased 15.8% to ¥1,487 million.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	5,894	5,263	12.0%
Inter-segment	25	15	70.5%
Total sales	5,920	5,278	12.2%
Operating income	285	280	1.8%
Operating income margin	4.8%	5.3%	–

In the Factory Business segment inquiries from companies increased in the wake of the lifting of a ban on dispatching workers to production line work under the revised Worker Dispatch Law, which took effect as from March 1, 2004. In response to this move, Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd. made available a program, which allows a client company to choose between dispatching of temporary staffs and providing work by contract; thereby meeting its needs better. As a result, the number of business transactions with new clients rose.

By industry, Fullcast Factory, a specialist company that provides production line work for industries other than the automotive industry, saw orders received increase, centered on assembly of digital consumer electronics, as a result of strong demand for them. Similarly, business performance by Fullcast Central, a specialist company that provides production line work for the automotive industry, grew steadily as well thanks to a steady increase in orders from its main clients.

Though selling, general and administrative expenses increased, centered on personnel expenses and the cost of recruiting, due to opening of new outlets, the Company worked hard to reduce them through staffing more efficiently and others.

As a result, the segment's net sales increased 12.0% from the same time last year to ¥5,894 million and operating income increased 1.8% to ¥285 million. The number of outlets totaled 40 across the nation at the end of the first half of the current fiscal year; 23 operated by Fullcast Factory Co., Ltd., up 6 from a year earlier, and 17 by Fullcast Central Co., Ltd., up 5.

Technology Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	2,677	1,929	38.8%
Inter-segment	41	39	4.4%
Total sales	2,718	1,969	38.1%
Operating income	89	(13)	–
Operating income margin	3.3%	(0.7%)	–

In the Technology Business mainly specialized in dispatching technical experts, with recovering business performances in the IT/electronics industries and growing demand for digital consumer electronics as the backdrop, its main clients increased investment in R & D and plant and equipment aggressively. As a result, the segment's results continued to be supported by strong demand for dispatching technical experts primarily to develop/design and evaluate/test high-performance cellular phones with camera functionality, DVD recorders with HDD or thin-model televisions.

In addition, technical experts dispatched to the traditional semiconductor device/manufacturing equipment industries began increasing since the second quarter as well. As a result of strong demand for temporary staffing services, unit prices of new orders turned around and rose, while the utilization rate of engineers remained high at as high as 97.1%.

Meanwhile, to ensure technical experts, the Group worked hard to have them stay with the Company for long by presenting a career plan to its existing engineers; thereby making them feel a sense of belonging and motivating them. Furthermore, the Group focused the area to which it dispatches them on the IT/electronics industries to attract those engineers, who wish to work in the specific industry or have the specific type of job, in a bid to increase the number of newly registered engineers.

As a result, segment sales increased 38.8% from the same time last year to ¥2,677 million and operating income was ¥89 million (compared to a deficit of ¥13 million in the previous year).

Note: Net sales represent sales to external customers.

(2) Business Results Highlights for the Second Quarter of the Fiscal Year Ending September 30, 2004

Second quarter ended March 31, 2004 (January 1, 2004 – March 31, 2004)
Second quarter ended March 31, 2003 (January 1, 2003 – March 31, 2003)

1) Consolidated

(Millions of yen)

	2004	2003	YoY change
Net sales	11,331	9,650	17.4%
Operating income	781	592	31.7%
Ordinary income	791	624	26.7%
Current net income	479	208	130.4%
Current net income per share	¥3,606.94	¥4,764.38	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

2) By business segment

Spot Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	6,770	5,555	21.9%
Inter-segment sales	88	102	(12.9%)
Total sales	6,859	5,657	21.2%
Operating income	693	575	20.5%
Operating income margin	10.1%	10.2%	–

Factory Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	2,996	2,804	6.8%
Inter-segment sales	10	6	53.5%
Total sales	3,006	2,811	6.9%
Operating income	147	181	(18.8%)
Operating income margin	4.9%	6.4%	–

Technology Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	1,444	1,042	38.5%
Inter-segment sales	41	14	174.2%
Total sales	1,485	1,057	40.5%
Operating income	78	17	357.7%
Operating income margin	5.3%	1.6%	–

Note: Net sales represent sales to external customers.

(3) Outlook for the September 2004 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2004 and current status
(October 1, 2003 – September 30, 2004)

(Millions of yen)

	First half	Original projection for the first half	Rate of progress	Original projection for full year	Rate of progress	**Revised projection for full year**	Rate of progress
Net sales	22,580	20,800	108.6%	43,600	51.8%	**48,000**	47.0%
Ordinary income	1,612	1,430	112.8%	2,920	55.2%	**3,200**	50.4%
Current net income	895	740	121.0%	1,590	56.3%	**1,300**	68.9%

Reference: Estimated current net income per share (full year): 4,818.37 yen

* Estimated current net income per share was calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), and stock split, which is slated for May 20, 2004 (on a two-for-one stock split basis), were implemented at the beginning of the accounting period.

Reason

While corporate earnings have continued to be on a track to recovery in the nation's economy, capital investment can be expected to expand. Given the fact that companies in Japan will continue to slash expenses, including personnel expenses, at the same time, the Company believes that demand for personnel outsourcing services will continue to grow.

Under such circumstances, the Group will continue to strive to provide client companies with services, which help them streamline business management and improve operating efficiency; thereby gaining their support. In addition, the Group as a whole will provide them with total solutions for corporate activities ranging from development/design to production and physical distribution to boost net sales and income as well.

In addition, Fullcast will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap as of June 1, 2004; thereby stepping up services for the amusement market sector.

On top of these, the Group will provide its staff members with services of its own to encourage them to be registered with it and stay with it for long, while making effective use of IT in taking measures to improve its profit-earning power further.

Through these measures, the Group expects to post consolidated net sales of ¥48,000 million, up 26.5% from a year earlier, consolidated ordinary income of ¥3,200 million, up 25.1%, and consolidated current net income of ¥1,300 million, up 8.6%, for the fiscal year ending September 30, 2004, which is greater than originally projected. For your reference, as Fullcast will turn Apayours into its wholly owned subsidiary through equity swap, a special loss of ¥288 million is expected for amortization of consolidation account adjustment.

The outlook by business segment is as follows:

1) Spot Business

Orders can be expected to continue to grow not only from the physical distribution/warehouse industries, but from the advertising, event management and food industries as well. In addition, as Apayours will become Fullcast's wholly owned subsidiary as of June 1, 2004, orders from the amusement industry can be expected to increase.

Furthermore, in the Spot Business, in response to the customer needs, the Group has been expanding its outlets throughout the nation. With Apayours added to our network, the Group will be able to provide the whole Kyushu region with services; thus, orders will likely increase.

Meanwhile, to step up hiring, the Group will lay a network of outlets actively in and around big cities.

2) Factory Business
Inquiries and orders have been increasing from the manufacturing sector, which is the segment's main client, in the wake of the revised Worker Dispatch Law, which took effect on March 1, 2004. In addition, orders from both new and existing clients have been increasing in the automotive industry; thus, business performance can be expected to grow.

3) Technology Business
Product cycles have become shorter and shorter at the Group's client companies centered on the electronics industry and technical experts employed by them tend to be in shortage. For this reason, the needs for dispatched temporary engineers are on the rise. As regards 150 new graduates the Group hired in April 2004, they are expected to be assigned to their respective posts earlier than the previous year.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:

   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure)/Prior fiscal year figure x 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock/ Estimated number of common stocks outstanding during the fiscal year ending September 30, 2004

Reference

State of Capital Investment

(Unit: Millions of yen)

Investment	**Capital investment for the 1st half of FY2004 ending Sept. 30, 2004 Actual**	Capital investment for the 2nd half of FY2004 ending Sept. 30, 2004 Projection	Capital investment for the fiscal year ending Sept. 30, 2004 Projection	Capital investment for the fiscal year ended Sept. 30, 2003 Actual	Main facilities
	Amount invested	Amount invested (estimate)	Amount invested (estimate)	Amount invested	
Software	**112**	193	306	258	Development of items incidental to a new mission-critical system
Others (ex. tools, instruments, fixtures)	**71**	50	121	225	Purchase of equipment, supplies and PCs for newly opened outlets, and others
Total	**183**	243	427	483	–

Reference

Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change: %)

	September 2004 fiscal year				September 2003 fiscal year		September 2002 fiscal year	
	First half	**YoY change**	Full year projection	YoY change	First half	Full year	First half	Full year
Net sales	**22,580**	**20.6**	48,000	26.5	18,717	37,945	12,338	26,319
Cost of sales	**16,091**	**21.5**	–	–	13,243	26,946	8,393	18,285
Gross income on sales	**6,489**	**18.5**	–	–	5,474	10,998	3,944	8,034
SG&A expense	**4,894**	**15.3**	–	–	4,243	8,543	3,153	6,523
Operating income	**1,594**	**29.6**	3,200	30.3	1,230	2,455	791	1,511
Nonoperating income	**81**	**(41.5)**	–	–	138	263	125	262
Nonoperating expenditure	**62**	**(12.9)**	–	–	72	160	103	288
Ordinary income	**1,612**	**24.4**	3,200	25.1	1,296	2,558	814	1,484
Extraordinary income	**38**	**247.6**	–	–	11	166	78	101
Extraordinary loss	**10**	**(88.0)**	–	–	88	173	205	509
Net income before taxes for current fiscal year	**1,640**	**34.5**	–	–	1,219	2,552	687	1,076
Corporate taxes (incl. other adjustments)	**715**	**11.9**	–	–	638	1,272	424	731
Minor shareholders' interests	**29**	**(26.4)**	–	–	40	83	(4)	(1)
Current net income	**895**	**65.8**	1,300	8.6	540	1,196	266	346
Contributing ratio of current net income (%)	**68.9**	–	–	–	45.1	–	76.9	–

2. Changes in ratio to net sales

(Unit: %)

	September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Cost of sales	**71.3**	–	70.8	71.0	68.0	69.5
Gross income on sales	**28.7**	–	29.2	29.0	32.0	30.5
SG&A expense	**21.7**	–	22.6	22.5	25.6	24.8
Operating income	**7.0**	6.7	6.6	6.5	6.4	5.7
Ordinary income	**7.1**	6.7	6.9	6.8	6.6	5.6
Current net income	**4.0**	2.7	2.9	3.1	2.2	1.3

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Net sales	**1.66**	1.78	1.66	1.70	1.66	1.78
Operating income	**1.38**	1.52	1.43	1.53	1.27	1.45
Ordinary income	**1.35**	1.52	1.36	1.43	1.21	1.29
Current net income	**1.29**	1.18	1.30	1.31	1.08	1.41

Reference

Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – June 2004	July – Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	–	–
Gross profit	3,224	3,265	–	–
Operating income	813	781	–	–
Ordinary income	821	791	–	–
Income before income taxes and minority interests	824	815	–	–
Net income	415	479	–	–
	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	–	–
Diluted net income per share	3,124.52	3,592.60	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	–	–
Shareholders' equity	9,274	10,049	–	–
	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(1,384)	900	–	–
Cash flows from investing activities	(187)	(17)	–	–
Cash flows from financing activities	1,158	(778)	–	–
Cash and cash equivalents at end of period	4,737	4,842	–	–

Note: Net income per share and diluted net income per share for the first and second quarters of the fiscal year ending September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), was implemented at the beginning of the accounting period.

Fiscal year ended September 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2002	Jan. – Mar. 2003	Apr. – June 2003	July – Sep. 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	9,066	9,650	9,173	10,054
Gross profit	2,652	2,821	2,586	2,938
Operating income	637	592	456	768
Ordinary income	672	624	479	782
Income before income taxes and minority interests	672	547	603	729
Net income	331	208	314	342
	Yen	Yen	Yen	Yen
Net income per share	7,637.99	4,764.38	7,179.04	7,792.92
Diluted net income per share	–	4,754.38	7,098.50	7,710.87
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	14,766	15,963	13,943	15,493
Shareholders' equity	7,707	8,029	8,332	8,719
	Yen	Yen	Yen	Yen
Shareholders' equity per share	177,402.01	183,441.13	190,057.46	198,486.00
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(478)	822	675	526
Cash flows from investing activities	(196)	(287)	1,644	443
Cash flows from financing activities	584	(499)	(1,754)	(71)
Cash and cash equivalents at end of period	3,650	3,686	4,252	5,150

Note: Diluted net income per share (for the 1st quarter) is not reported since there is no outstanding potential stock.

Reference

Changes in Quarterly Business Results by Business Segment

Fiscal year ending September 2004 (October 1, 2003 – September 30, 2004)
Fiscal year ended September 2003 (October 1, 2002 – September 30, 2003)

(Millions of yen)

	Spot Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**7,009**	**6,770**	–	–	**13,779**
	(2) Inter-segment sales or the amount of transfers	**54**	**88**	–	–	**143**
	Total	**7,064**	**6,859**	–	–	**13,923**
	Operating expenses	**6,270**	**6,165**	–	–	**12,435**
	Operating income or loss (Δ)	**794**	**693**	–	–	**1,487**
	Operating income margin	**11.2%**	**10.1%**	–	–	**10.7%**
Fiscal year ended September 2003	(1) Sales to external customers	5,626	5,555	5,366	5,657	22,205
	(2) Inter-segment sales or the amount of transfers	129	102	51	99	382
	Total	5,755	5,657	5,418	5,756	22,588
	Operating expenses	5,047	5,081	4,976	5,212	20,318
	Operating income or loss (Δ)	708	575	441	544	2,269
	Operating income margin	12.3%	10.2%	8.2%	9.5%	10.0%

	Factory Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**2,898**	**2,996**	–	–	**5,894**
	(2) Inter-segment sales or the amount of transfers	**15**	**10**	–	–	**25**
	Total	**2,914**	**3,006**	–	–	**5,920**
	Operating expenses	**2,775**	**2,859**	–	–	**5,634**
	Operating income or loss (Δ)	**138**	**147**	–	–	**285**
	Operating income margin	**4.8%**	**4.9%**	–	–	**4.8%**
Fiscal year ended September 2003	(1) Sales to external customers	2,458	2,804	2,503	2,946	10,713
	(2) Inter-segment sales or the amount of transfers	8	6	13	11	39
	Total	2,466	2,811	2,516	2,957	10,752
	Operating expenses	2,367	2,630	2,440	2,721	10,158
	Operating income or loss (Δ)	99	181	76	236	594
	Operating income margin	4.0%	6.4%	3.0%	8.0%	5.5%

	Technology Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**1,233**	**1,444**	–	–	**2,677**
	(2) Inter-segment sales or the amount of transfers	–	**41**	–	–	**41**
	Total	**1,233**	**1,485**	–	–	**2,718**
	Operating expenses	**1,222**	**1,407**	–	–	**2,629**
	Operating income or loss (Δ)	**11**	**78**	–	–	**89**
	Operating income margin	**0.9%**	**5.3%**	–	–	**3.3%**
Fiscal year ended September 2003	(1) Sales to external customers	887	1,042	1,175	1,207	4,313
	(2) Inter-segment sales or the amount of transfers	24	14	3	446	489
	Total	911	1,057	1,179	1,653	4,802
	Operating expenses	942	1,040	1,108	1,509	4,600
	Operating income or loss (Δ)	Δ30	17	70	144	201
	Operating income margin	Δ3.4%	1.6%	6.0%	8.7%	4.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2004	16,649	10,049	60.3	74,283.03
First half ended March 2003	15,963	8,029	50.3	183,441.13

* Shares in the Company were split up on a one-for-three stock split basis as of November 20, 2003.

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
First half ended March 2004	(483)	(204)	379	4,842
First half ended March 2003	343	(483)	84	3,686
(Reference)				
Second quarter ended March 2004	900	(17)	(778)	4,842
Second quarter ended March 2003	822	(287)	(499)	3,686

Changes in consolidated financial condition

At the end of the first half of the current accounting period, cash and cash equivalents totaled ¥4,842 million, ¥1,155 million more than the previous year.

Cash flows from operating activities

Net cash used in operating activities in the first half of the current accounting period was ¥483 million, compared with ¥343 million gained in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was ¥1,640 million, trade receivable increased ¥963 million (trade payable increased ¥151 million) and income tax paid was ¥1,137 million.

Cash flows from investing activities

Net cash used in investing activities was ¥204 million, compared with ¥483 million used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire tangible fixed assets as we opened outlets were ¥124 million and those incurred to acquire intangible fixed assets, such as software, were ¥90 million.

Cash flows from financing activities

Net cash provided by financing activities was ¥379 million, compared with ¥84 million gained in the previous year.

The main reason was that while payments of dividends were ¥174 million and repayments of long-term borrowing were ¥151 million, short-term borrowing decreased ¥400 million and revenues from the issuance of shares through the exercise of incentive warrants were ¥349 million.

Trends in Cash Flow Indexes

	First half of FY2004	First half of FY2003 ended September 30, 2003	September 2003 fiscal year	September 2002 fiscal year	September 2001 fiscal year
Shareholders' equity (million yen)	**10,049**	8,029	8,719	7,443	7,725
Shareholders' equity ratio (%)	**60.3**	50.3	56.3	53.4	55.5
Interest coverage (times)	**94.8**	34.3	47.1	19.0	15.0
Dead equity ratio (%)	**18.0**	42.5	18.2	45.1	46.9
Number of debt redemption years	**2.7**	4.1	0.7	6.4	1.6

Shareholders' equity ratio: net assets ÷ gross assets
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference

Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2003.

1. Assets (up ¥1,155 million)

(1) Current assets (up ¥743 million)

Cash and deposits	Down ¥298 million
Notes and accounts receivable trade	Up ¥979 million

(2) Fixed assets (up ¥412 million)

Investment securities	Up ¥412 million

2. Liabilities (down ¥195 million)

(1) Current liabilities (down ¥233 million)

Short-term borrowing	Up ¥400 million
Accrued corporate tax, etc.	Down ¥428 million
Accrued consumption tax, etc.	Down ¥275 million

(2) Fixed liabilities (up ¥37 million)

Long-term loans payable	Down ¥60 million
Deferred tax liability	Up ¥111 million

3. Capital stock (up ¥1,329 million)

Capital surplus reserve	Up ¥719 million

2. Corporate Group

The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is engaged primarily in the undertaking of short-term projects required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical works. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Supplies workers, primarily for blue-collar positions, on a short-term basis as required by clients by providing them with additional work force during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume. Logistics: Packing and unpacking boxes for moving companies, assisting in office relocations, carrying effects in and out, etc. Warehouse work: Sorting packing and inspection of products, assembly of precision machinery, etc. Sanitation & Cleaning: Concrete curing, cleaning, cleaning of buildings, cleaning of residential buildings and the like Events: Planning and coordinating events, management and removal of booths, etc. Restaurant-related work: Customer service and backyard work
	Fullcast Office Support Co., Ltd.	Specialized in providing/dispatching female contract workers for clerical work, call center positions, sales promotion activities and a variety of office positions.
Factory Business (Personnel outsourcing/dispatching services for production line work)	Fullcast Factory Co., Ltd.	Specialized in offering contractual workers and dispatching them for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals, ranging from a handful of workers for a small operation to enough workers to staff an entire production line.
	Fullcast Central Co., Ltd.	Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision/dispatch of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical experts/engineer staffing/dispatching services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the electronics/semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 87.7%.
Other Business	Fullcast Sports Co., Ltd.	Extend agency services centering on the management of soccer players and their transfers to other teams.

A **flowchart of business activities** is shown below:


Individuals seeking short-time positions
Spot Business
Registration and work category request
Fullcast Office Support Co., Ltd.
Contractual clerical workers services
Outsourcing contracts
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Individuals seeking positions for fixed time periods
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing/ manpower dispatching services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing/ manpower dispatching services for production line work in the automotive industry
System development and maintenance
Individuals seeking full-time positions
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical experts/engineers staffing/dispatching services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical experts/engineers staffing/dispatching services for the automotive industry
Client companies
Other Business
Fullcast Co., Ltd.
Restaurant and bar management
General customers
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Specific human resources
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services
Client companies

Notes:
1. Flowchart is current as of March 31, 2004.
2. ——▶ indicates transactions with companies outside the Group and ·······▶ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dotted box] indicates a company to which the equity method is applied.

Corporate Group

Consolidated subsidiaries

As of March 31, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Fullcast Office Support Co., Ltd.	Shibuya-ku, Tokyo	40	Spot Business and others	100.0	• The Company and Fullcast Support mutually place orders for contract work. • The Company sublets part of its leased building for office use. • Management official interlocks: 3 persons
Fullcast Factory Co., Ltd.	Shibuya-ku, Tokyo	100	Factory Business and others	100.0	• The Company and Fullcast Support mutually place orders for contract work. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 3 persons
Fullcast Central Co., Ltd.	Shibuya-ku, Tokyo	90	Factory Business and Technology Business	55.6	• The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 1 person
Fullcast Technology Co., Ltd.	Shibuya-ku, Tokyo	339	Technology Business	87.7	• The Company and Fullcast Support mutually place orders for contract work. • Fullcast Technology develops and maintains the Company's mission-critical system. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 2 persons
Fullcast Sports Co., Ltd.	Shibuya-ku, Tokyo	40	Other Business	100.0	• Fullcast Sports takes charge of part of the Company's advertising activities. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 2 persons

Notes:

1. In the details column for the main business activities, given are the names of business segments according to the type of business.
2. Management official interlocks include operating officers of the Company.

Company to which equity method is applied

As of March 31, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Neo Carrier Co., Ltd.	Shibuya-ku, Tokyo	37	Other Business	33.8	—

Reference

Apayours Co., Ltd. is scheduled to become Fullcast's wholly owned subsidiary through equity swap as of June 1, 2004. For further details, please refer to "*(8) Key Management Issues*" on page 24.

As of May 10, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Apayours Co., Ltd.	Oita City, Oita Prefecture	220	Spot Business	—	• The Fullcast places an order for contract work. • Financial assistance and others: Lending of working capital. • Management official interlocks: 1 person

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is operating with the interests of shareholders in mind so as to maximize shareholder value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.

2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

The Company also makes it a rule to determine the amount of a dividend with dividend payout ratio of 20% as standards through taking business performance into consideration, with stable payments of dividends in view.

Retained earnings will be used to enhance internal core systems, such as by developing IT systems that can further raise operating efficiency and through opening new outlets or recruiting and training employees, for the purpose of building a sounder operating base.

Dividend payout ratio for the past 3 years

Fiscal year	Fiscal 2001	Fiscal 2002	Fiscal 2003
Dividend payout ratio (%)	18.5%	44.2%	23.9%

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the board of directors of the Company decided in a board of directors' meeting on March 8, 2004 to split common shares. They will be split on a two-for-one stock split basis on May 20, 2004, following stock split implemented on a three-for-one stock split basis on November 20, 2003.

(4) Medium- and Long-term Management Issues

As a comprehensive source of human resources solutions, the Group is active primarily in three fields: Spot Business, Factory Business and Technology Business.

In the Spot Business, the Company intends to open outlets rapidly, actively and efficiently, while stepping up hiring of new staff members and improving readiness to respond to the customer needs. In addition, it will expand its business area into the food, event management and amusement industries as well.

In the Factory Business, it places priority on training staff members in a bid to improve readiness to respond to the customer needs; thereby expanding the scale of business.

In the Technology Business, Fullcast plans to step up the system for education/training/evaluation of technical experts to be dispatched in a bid to quickly gain new engineers, including new graduates, while expanding the scope of business into the bio/chemical industries as well.

The Group aims at meeting all human resources outsourcing needs that occur during the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms. It aims at attaining the group sales of ¥100 billion by the September 2007 fiscal year.

To this end, the Group is taking the following actions.

1) Improving customer satisfaction
2) Expanding upon the menu of human resources services
3) Promoting M & A strategy
4) Improving the quality of staffs through training
5) Promoting an accurate system that can handle the expansion of the scale and areas of business
6) Enhancing the Group's corporate image and awareness of the Fullcast name

(5) Fundamental Position Regarding Corporate Governance

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders.

Specifically, to create a system better able to adapt to change now taking place in the operating environment, the corporate officer system was adopted. Under this system, the directors are responsible for the oversight of the execution of business operations and decisions involving important management issues. Corporate officers are responsible for the execution of business operations. Moreover, to strengthen the supervisory function for business execution and increase the transparency of management, one external director was elected.

Furthermore, in order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis in a bid to make a disclosure of our business activities in a fair and timely manner. To guarantee this, whenever the Company discloses a brief announcement of financial results, it asks an auditing firm to check it in advance, while disclosing information timely based upon the quality management system which meets the ISO9001. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.

(6) Corporate Governance Status and Actions

Fullcast Co., Ltd. holds meetings of the board of directors twice each month and the corporate officers committee weekly to facilitate speedy decision-making. This system allows the Group to respond with agility to changes in the operating environment. In addition, the management committee made up of the representatives of all Group companies is held monthly to promote the exchange of information and ensure that all companies are operating in line with a single strategy.

To improve the Group's corporate governance, Sumio Sano was elected as an external director. Mr. Sano is a Sony Corporation advisor who has considerable experience in corporate governance.

The board of auditors is responsible for auditing corporate activities. There are three corporate auditors. Each one comes from outside the Group, having never served as a director, manager or in any other capacity at Fullcast Co., Ltd. or a subsidiary.

Besides the auditor system, to promote sound business operations, the Company established an internal auditing office, which is under direct control of Company President, to audit the Company and its subsidiaries and affiliates.


Stockholders' Meeting
Board of Directors
(5 internal directors, 1 external director)
Board of Auditors
(3 external corporate auditors)
President and CEO
Internal auditing office
Management Committee
Corporate Officers Committee
(5 corporate officers)

(As of March 31, 2004)

Our external director and three external auditors own shares in the Company as given below:

(As of March 31, 2004)

Position	Name	Number of shares
External director	Sumio Sano	30
Statutory auditor	Kouji Sasaki	48
Auditor	Yutaka Onda	15
Auditor	Teruho Tougo	18

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Company believes that the lifting of a ban on dispatching workers to production line work, which took effect as from March 1, 2004, will certainly expand the demand for outsourcing blue-collar workers, while encouraging the market to gain speed in growing further.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its core short-term contractual workers services by using subsidiaries to establish operating bases in market sectors, such as technical experts/engineers contractual and dispatching services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Furthermore, the Group will implement M & A strategy or new projects with the goal of expanding the business segments and maximizing the corporate value of the Group as a whole.

By business segment, the Group will work on the following:

Spot Business

1) Strengthen highly value-added services that precisely meet the client company's needs and expand a network of outlets.
2) Strengthen hiring of staffs and make them stay with the Company for long.
3) Promote operating efficiency and reduce SG&A expenses.

Factory Business

1) Improve flexibility through the system that can both handle contractual/dispatching services to precisely meet the client company's needs.
2) Nurture human resources to meet the client company's needs, which become increasingly sophisticated.
3) Provide clients with high-performance business activities, which bring them benefits.

Technology Business

1) Improve educational/training programs targeting technical experts/engineers.
2) Step up engineers engaged in development in the electronics/semiconductor area.

(8) Key Management Issues

(Summary of Key Management Issues Determined/Implemented)

1) Apayours Co., Ltd. will become Fullcast's wholly owned subsidiary through equity swap

Fullcast will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap with the aim at expanding its business activities to improve human resources outsourcing services and strengthen the fiscal structure further.

Apayours currently provides mainly pachinko parlor operators, event management and sales promotion businesses with unique human resources in the Kyushu region. With Apayours added as Fullcast's wholly owned subsidiary, the Group will be able to step up its services in the Kyushu region, where there have been few outlets to date, and make inroads into the amusement market sector to expand its service menu. Thereby, the Group intends to enhance corporate value of the whole group as a general human resources outsourcing service provider.

Summary of equity swap

Basic agreement to swap shares signed	March 8, 2004
Agreement to swap shares signed	April 12, 2004
Date of equity swap	June 1, 2004
Equity swap ratio	1 share in Apayours will be swapped for 0.68 share in Fullcast. Through this swap, what will be allotted is 2,765 shares of substitute treasury stock (common stock).
Delivered money due to equity swap	None

For its influence on consolidated financial results, please refer to "*Outlook for the September 2004 Fiscal Year*" on page 9.

2) Stock split

In order to improve the liquidity of shares in Fullcast and lower the amount of investment per share; thereby expanding the base of individual investors, the Company will issue new shares through stock split in accordance with a resolution passed by the board of directors of the Company on March 8, 2004.

Summary of stock split

Common shares will be split up on a two-for-one stock split basis on May 20, 2004.

Number of shares to be issued through stock split	Common stock 137,982 shares
Number of shares issued upon stock split	Common stock 275,964 shares
How to split stock	The number of shares owned by shareholders on the list of shareholders and its equivalent as of March 31, 2004 will be split on a two-for-one stock split basis.
Initial dividend reckoning date	April 1, 2004

3) Off-floor distribution of stock

In order to improve the Company's stock distribution situation, off-floor distribution of 1,000 shares was implemented on March 22, 2004. One share each was allotted per purchaser. As a result, the number of shareholders as of March 31, 2004 stood at 3,645.

Reference

The stock situation as of March 31, 2004

Total number of shares outstanding	137,982 shares (275,964 shares upon stock split)
Number of treasury stock owned during the accounting period	Common stock 2,700 shares (5,400 shares upon stock split)

4) Allotment of the stock options

Stock options were issued in accordance with a resolution passed by the 11th regular general meeting of shareholders on December 19, 2003.

These stock options will be issued and allotted free of charge to directors, auditors and employees of the Company and its subsidiaries and affiliates to motivate them to improve business performances and raise their morale further.

Summary of stock options

Date of issue	April 27, 2004
Type of stock intended by the stock options	2,229 common stocks in the Company
Total number of stock options to be issued	2,229 (the number of share per stock option is 1)
Issue price	Free of charge
Amount to be paid when the stock options are exercised	¥288,400 per share
Time period for exercising the stock options	From January 1, 2006 through December 30, 2008
Those eligible to be allotted the stock options	To be allotted to a total of 192 directors, auditors and employees of the Company and its subsidiaries
Total value of stock when new share are issued through the exercise of the stock options	¥642,843,600

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales

(Millions of yen)

Segment	First half ended March 2004	YoY Change
Spot Business	13,779	23.2%
Factory Business	5,894	12.0%
Technology Business	2,677	38.8%
Other Business	228	(33.4%)
Total	22,580	20.6%

Notes:
1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements for the First Half

(1) Consolidated Balance Sheet for the First Half

(Thousands of yen)

	As of March 31, 2004			As of March 31, 2003			As of September 30, 2003		
	Amount		%	Amount		%	Amount		%
Assets									
I Current assets									
1 Cash and deposits		4,352,087			3,186,639			4,650,781	
2 Trade notes and accounts receivables		5,998,443			5,146,872			5,018,484	
3 Securities		798,681			897,171			801,233	
4 Inventories		57,899			103,007			70,665	
5 Other current assets		652,504			982,737			576,139	
Allowance for doubtful accounts		(55,627)			(66,576)			(56,894)	
Total current assets		11,803,989	70.9		10,249,853	64.2		11,060,408	71.4
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures *1	570,811			672,612			557,871		
Accumulated depreciation	143,306	427,505		148,614	523,997		125,378	432,493	
(2) Machinery and vehicles	21,198			23,165			25,900		
Accumulated depreciation	9,944	11,254		9,457	13,708		12,791	13,108	
(3) Furniture and fixtures	420,550			345,401			370,929		
Accumulated depreciation	234,117	186,432		160,027	185,374		195,676	175,253	
(4) Land *1		606,469			2,343,411			606,469	
(5) Constriction in progress		—			2,570			9,720	
Total tangible fixed assets		1,231,661	7.4		3,069,062	19.2		1,237,044	8.0
2 Intangible fixed assets									
(1) Software		673,471			325,858			644,336	
(2) Other		75,439			245,312			58,262	
Total intangible fixed assets		748,910	4.5		571,170	3.6		702,598	4.5
3 Investment and other assets									
(1) Investment securities *2		1,014,001			486,220			601,649	
(2) Insurance reserve fund		923,991			—			809,927	
(3) Other		948,264			1,608,431			1,118,276	
Allowance for doubtful accounts		(21,438)			(21,050)			(36,355)	
Total investment and other assets		2,864,818	17.2		2,073,602	13.0		2,493,497	16.1
Total fixed assets		4,845,390	29.1		5,713,835	35.8		4,433,139	28.6
III Deferred assets									
1 Discount on bond		—			33			16	
Total deferred assets		—	—		33	0.0		16	0.0
Total assets		16,649,379	100.0		15,963,721	100.0		15,493,565	100.0

(Thousands of yen)

		As of March 31, 2004		As of March 31, 2003		As of September 30, 2003	
		Amount	%	Amount	%	Amount	%
	Liabilities						
I	Current liabilities						
1	Short-term borrowings *1	1,300,000		2,182,000		900,000	
2	Current portion of long-term debt *1	156,148		677,590		247,314	
3	Accounts payable-other	1,926,410		1,892,919		2,059,843	
4	Accrued expenses payable	951,028		—		810,182	
5	Income taxes payable	733,770		755,587		1,162,544	
6	Accrued bonuses	425,954		426,958		449,017	
7	Other current liabilities	206,793		973,589		304,446	
	Total current liabilities	5,700,105	34.2	6,908,644	43.3	5,933,348	38.3
II	Fixed liabilities						
1	Long-term debt *1	313,272		469,420		373,386	
2	Allowance for employee retirement benefits	276,790		261,506		257,081	
3	Allowance for officers' retirement benefits	2,399		1,088		1,739	
4	Other fixed liabilities	147,215		190,173		70,189	
	Total fixed liabilities	739,676	4.5	922,188	5.8	702,395	4.5
	Total liabilities	6,439,782	38.7	7,830,832	49.1	6,635,744	42.8
	Minority interests						
	Minority interests	160,440	1.0	102,936	0.6	138,529	0.9
	Shareholders' equity						
I	Common stock	3,464,100	20.8	3,266,100	20.5	3,289,350	21.3
II	Capital surplus	2,692,718	16.2	2,490,758	15.6	2,514,473	16.2
III	Retained surplus	3,984,754	23.9	2,652,280	16.6	3,264,994	21.1
IV	Net unrealized holding gains on securities	288,550	1.7	1,780	0.0	31,440	0.2
V	Treasury stock	(380,966)	(2.3)	(380,966)	(2.4)	(380,966)	(2.5)
	Total shareholder's equity	10,049,157	60.3	8,029,952	50.3	8,719,291	56.3
	Total liabilities, minority interests and shareholders' equity	16,649,379	100.0	15,963,721	100.0	15,493,565	100.0

(2) Consolidated Profit and Loss Statement for the First Half

(Thousands of yen)

	October 1, 2003 to March 31, 2004			October 1, 2002 to March 31, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
I Net sales		22,580,961	100.0		18,717,534	100.0		37,945,412	100.0
II Cost of sales		16,091,772	71.3		13,243,382	70.8		26,946,684	71.0
Gross profit		6,489,189	28.7		5,474,151	29.2		10,998,727	29.0
III Selling, general and administrative expenses *1		4,894,626	21.7		4,243,889	22.6		8,543,412	22.5
Operating income		1,594,563	7.0		1,230,261	6.6		2,455,315	6.5
IV Non-operating income									
1 Interest income	3,968			20,124			42,831		
2 Rental income	12,353			56,803			77,268		
3 Profit on investment in silent partner	28,226			27,609			57,746		
4 Equity in earnings of affiliates	1,125			4,429			6,721		
5 Other	35,338	81,013	0.4	29,628	138,595	0.7	79,208	263,775	0.7
V Non-operating expenses									
1 Interest expense	16,906			36,394			53,003		
2 Amortization of software	2,510			4,999			10,000		
3 Other	43,561	62,978	0.3	30,895	72,290	0.4	97,428	160,432	0.4
Ordinary income		1,612,597	7.1		1,296,566	6.9		2,558,658	6.8
VI Extraordinary income									
1 Gain on sale of fixed assets *2	—			3,700			109,486		
2 Gain on sale of investment securities	29,161			284			30,685		
3 Reversal of allowances for doubtful accounts	9,312			1,350			6,424		
4 Reversal of allowances for employee retirement benefits	—			—			14,906		
5 Reversal of allowances for officers' retirement benefits	—			648			648		
6 Life insurance surrendered value	—	38,473	0.2	5,084	11,067	0.1	4,806	166,958	0.4
VII Extraordinary loss									
1 Loss on sales of fixed assets *3	—			341			341		
2 Loss on disposal of fixed assets *4	2,658			26,568			28,081		
3 Loss on sale of investment securities	314			3,225			3,318		
4 Loss on valuation of investment securities	413			41,911			43,567		
5 Loss on insurance cancellation	7,188			—			—		
6 Loss on relocation of the head office *5	—			—			81,955		
7 Penalty *6	—	10,574	0.0	16,001	88,048	0.5	16,001	173,266	0.5

	October 1, 2003 to March 31, 2004			October 1, 2002 to March 31, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
Income before income taxes and minority interests		1,640,496	7.3		1,219,586	6.5		2,552,349	6.7
Current income taxes	708,455			753,852			1,479,602		
Deferred income taxes	6,585	715,040	3.2	(115,135)	638,717	3.4	(207,058)	1,272,543	3.4
Minority interests (or loss)		29,979	0.1		40,725	0.2		83,175	0.2
Net income		895,476	4.0		540,143	2.9		1,196,630	3.1

(3) Consolidated Retained Surplus Statement for the First Half

(Thousands of yen)

	October 1, 2003 to March 31, 2004		October 1, 2002 to March 31, 2003		October 1, 2002 to September 30, 2003	
	Amount		Amount		Amount	
Capital surplus						
I Capital surplus at beginning of period	**2,514,473**	**2,514,473**	2,486,474	2,486,474	2,486,474	2,486,474
II Increase in capital surplus						
1 New stock issuance	**178,245**	**178,245**	4,284	4,284	27,999	27,999
III Capital surplus at end of period		**2,692,718**		2,490,758		2,514,473
Retained surplus						
I Retained surplus at beginning of period	**3,264,994**	**3,264,994**	2,199,480	2,199,480	2,199,480	2,199,480
II Increase in retained surplus						
1 Net income	**895,476**		540,143		1,196,630	
2 Increase in retained surplus for merger of consolidated subsidiary	—		24,763		24,763	
3 Increase in retained surplus on exclusion of equity method	—	**895,476**	—	564,907	0	1,221,395
III Decrease in retained surplus						
1 Dividends paid	**175,716**		65,169		108,943	
2 Loss on disposal of treasury stock	—	**175,716**	46,938	112,107	46,938	155,881
IV Retained surplus at end of period		**3,984,754**		2,652,280		3,264,994

(4) Consolidated Cash Flows Statement for the First Half

(Thousands of yen)

		October 1, 2003 to March 31, 2004	October 1, 2002 to March 31, 2003	October 1, 2002 to September 30, 2003
		Amount	Amount	Amount
I	Cash flows from operating activities			
1	Income before income taxes and minority interests	**1,640,496**	1,219,586	2,552,349
2	Depreciation and amortization	**135,439**	113,162	237,265
3	Increase (decrease) in allowance for doubtful accounts	**(16,184)**	10,572	16,196
4	Increase (decrease) in allowance for bonuses	**(23,062)**	113,491	135,550
5	Increase in allowance for employee retirement benefits	**19,709**	32,934	28,509
6	Increase (decrease) in allowance for officers' retirement benefits	**660**	(1,314)	(663)
7	Interest and dividend income	**(8,008)**	(20,124)	(42,976)
8	Interest expenses	**16,906**	36,394	53,003
9	Gain on sale of fixed assets	**—**	(3,700)	(109,486)
10	Loss on sales of fixed assets	**—**	341	341
11	Loss on disposal of fixed assets	**2,658**	26,568	49,292
12	New stock issue expenses and amortization of discount on bonds	**4,320**	82	753
13	Profit on investment in anonymous partnerships	**(28,226)**	(27,609)	(57,746)
14	Gain from sales of investment securities	**(29,161)**	—	(30,685)
15	Loss on valuation of investment securities	**413**	44,911	43,567
16	Amortization of goodwill	**4,258**	3,554	8,717
17	Amortization of consolidated adjustment accounts	**1,331**	9,023	29,166
18	Equity in earnings of affiliates	**(1,125)**	(4,429)	(6,721)
19	Increase in trade receivable	**(963,992)**	(1,202,621)	(1,089,832)
20	Increase (decrease) in inventories	**12,765**	(61,363)	(29,020)
21	Increase in trade payable	**151,848**	492,791	286,790
22	Increase in insurance reserve fund	**(114,064)**	—	(158,977)
23	Other	**(145,482)**	44,835	428,824
	Subtotal	**661,500**	827,090	2,344,220
24	Interest and dividend received	**8,214**	17,980	37,838
25	Interest paid	**(16,076)**	(34,652)	(50,733)
26	Income taxes paid	**(1,137,350)**	(466,774)	(785,495)
	Net cash provided by (used in) operating activities	**(483,711)**	343,643	1,545,830

Segment Information

(1) Operating segment information

Current consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss Net sales							
(1) Sales to external customers	30,814,275	12,234,864	6,212,128	426,796	49,688,065	—	49,688,065
(2) Inter-segment sales or transfers	319,888	34,778	52,333	20,916	427,917	(427,917)	—
Total	31,134,163	12,269,642	6,264,462	447,712	50,115,982	(427,917)	49,688,065
Operating expenses	28,271,124	11,704,956	5,940,350	485,475	46,401,906	30,540	46,432,446
Operating income	2,863,039	564,686	324,112	-37,762	3,714,076	(458,458)	3,255,618
II Assets, allowance for depreciation and capital expenditure Assets	12,248,377	2,983,847	2,361,216	628,012	18,221,453	1,240,066	19,461,520
Allowance for depreciation	261,335	31,391	42,832	8,283	343,843	(36,335)	307,507
Capital expenditure	573,157	60,333	68,765	11,736	713,993	(17,205)	696,788

Notes

1. The company's business activities are divided as given below for the purpose of internal management.
2. Major services by business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant management, call center business
3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is 494,815 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 3,828,352 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

Previous consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	22,205,911	10,713,647	4,313,317	712,535	37,945,412	—	37,945,412
(2) Inter-segment sales or transfers	382,414	39,293	489,027	53,246	963,982	(963,982)	—
Total	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
Operating expenses	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
Operating income or loss (-)	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315
II Assets, allowance for depreciation and capital expenditure Assets	9,338,834	2,513,363	1,605,306	245,848	13,703,353	1,790,211	15,493,565
Allowance for depreciation	225,555	21,639	11,555	10,990	269,740	(23,756)	245,983
Capital expenditure	309,035	67,752	41,729	87,423	505,940	(22,548)	483,392

Notes

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.
3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is 581,355 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 3,222,035 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

(2) Geographic segment information

Geographic segment information is not presented since the Companies did not have consolidated subsidiaries in areas other than Japan in the current consolidated fiscal year and the previous fiscal year.

(3) Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated fiscal year.

The Companies operated mainly in Japan and had no overseas sales in the previous consolidated fiscal year.

Transactions with the Parties Concerned

Current consolidated fiscal year (October 1, 2003 – September 30, 2004)
There are no relevant matters.

Previous consolidated fiscal year (October 1, 2002 – September 30, 2003)
Board members, main individual shareholders, etc.

(Thousands of yen)

Attribute	Name and company, etc.	Domicile	Capital or amount invested	Details of business or occupation	Percentage of voting right owned	Relations		Details of transaction	Transaction amount	Item	Balance at the end of the term
						Whether a board member or not	Business relations				
Directors and their relatives	Shiro Kaizuka	—	—	Board member of the Company	Direct ownership: 0.59%	—	—	Purchase of shares in Fullcast Technology Co., Ltd. (Note 2)	5,000	—	—

Note 1 The aforementioned amounts do not include consumption taxes.
2 Business terms and policy for determining them
Determined based upon an actual transaction case with the immediate third party.

Per Share Information

Current consolidated fiscal year October 1, 2003 – September 30, 2004		Previous consolidated fiscal year October 1, 2002 – September 30, 2003	
Shareholders' equity per share	¥40,165.04	Shareholders' equity per share	¥198,486.00
Net income per share (basic)	¥5,603.88	Net income per share (basic)	¥27,373.46
Net income per share (diluted)	¥5,578.67	Net income per share (diluted)	¥27,118.49

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
Net income	1,511,906	1,196,630
Net income (basic)	1,511,906	1,196,630
Net income not available to common stock	—	—
Average number of common stock outstanding during the period	269,796 shares	43,715 shares
Net income available to common stock after effect of dilutive stock	—	—
Effect of dilutive stock Stock acquisition rights	1,218 shares	411 shares
Increase in common shares	1,218 shares	411 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	—	—

2. In the current fiscal year the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.
   Per share information for the previous-year consolidated third quarter the prior consolidated fiscal year calculated on the assumption that this stock split was carried out at the beginning of the previous-year period is given as follows:

Oct. 1, 2002 – Sep. 30, 2003	
Shareholders' equity per share	¥33,081.00
Net income per share (basic)	¥4,562.24
Net income per share (diluted)	¥4,519.74

Subsequent Events

October 1, 2003 – September 30, 2004	October 1, 2002 – September 30, 2003
————————	1. Stock split In accordance with the decision by the Company's board of directors on September 8, 2003, it will float new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of November 20, 2003, the Company will split common shares on a three-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 89,658 share b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of September 30, 2003 will be split on a basis of three-for-one stock split. c. The initial date of reckoning stock dividends October 1, 2003 Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term and per share information for the current consolidated fiscal year if it had been implemented at the beginning of the current term would have been as follows:

Current consolidated fiscal year		Previous consolidated fiscal year	
Per share gross asset	¥66,162.00	Per share gross asset	¥57,109.11
Per share current net income	¥9,124.48	Per share current net income	¥2,634.10
Diluted per share current net income	¥9,039.49	Diluted per share current net income	¥2,604.61

October 1, 2003 – September 30, 2004	October 1, 2002 – September 30, 2003
————————	2. Stock acquisition rights The Annual General Meeting of Shareholders on December 20, 2002 approved the issuance of stock acquisition rights up to 1,200 shares of common stock of the Company in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. However, The Board of Directors on November 20, 2003 decided not to issue the stock acquisition rights based on the approval. The Board of Directors on November 20, 2003 resolved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. The resolution passed at the Annual General Meeting of Shareholders held on December 19, 2003. Details of stock acquisition rights: (1) Type of shares Common stock of the Company (2) Number of shares to be issued under stock acquisition rights Up to 2,000 shares (3) Total number of stock acquisition rights to be issued 2,000 (4) Issue price of stock acquisition rights To be issued without receipt of consideration (5) Amount to be paid upon exercise of stock acquisition rights The amount to be paid upon exercise of the stock acquisition rights (the "exercise price) shall be the amount which is equal to the product of the higher price of either the average of daily closing prices of common stock in regular transactions on the TSE market in the month preceding the month in which the stock acquisition rights are issued (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply) and 1.03. Any fraction less than one yen shall be rounded up to the nearest yen. (6) Exercise period Within five years from the date of issuing the rights, the period will be decided at a meeting of the Board of Directors of the Company. (7) Conditions for exercise a. A person granted the stock acquisition rights must be in the position of director, auditor or employee of the Company, its subsidiary or affiliate at the time of exercise of the stock acquisition rights.

	b. A person granted the stock acquisition rights shall be deemed to maintain the position of director, auditor or employee of the Company, its subsidiary or affiliate, in case the said person loses this position on account of retirement from office or retirement due to the attainment of retirement age. The Conditions regarding the exercise of the rights by the said person follow the contract mentioned in d. c. If a person who was allocated the rights dies, that person's successor will be able to exercise the person's rights. The Conditions regarding the exercise of the rights by the successor follow the contract mentioned in d. d. Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights, in accordance with the resolution of the 11th Annual General Meeting of Shareholders and the meeting of the Board of Directors. (8) Restriction on transfer of stock acquisition rights Transfer of stock acquisition rights shall be subject to approval of the Board of Directors.




SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH. D.C.
185
SECTION

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.



May 10, 2004

Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	Second Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone:	+81-3-3780-9507 +81-3-5778-7564 (Interpreter)
Board meeting for approving:	May 10, 2004
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004 (October 1, 2003 – March 31, 2004)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2004	22,580	20.6	1,594	29.6	1,612	24.4
First half ended March 2003	18,717	51.7	1,230	55.4	1,296	59.3
Year ended September 2003	37,945	—	2,455	—	2,558	—

	Net income for the first half		Net income per share for the first half	Diluted net income per share for the first half
	Millions of yen	%	Yen	Yen
First half ended March 2004	895	65.8	6,702.81	6,676.80
First half ended March 2003	540	102.4	12,393.73	12,367.62
Year ended September 2003	1,196	—	27,373.46	27,118.49

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - First half ended March 2004: 1
   - First half ended March 2003: 4
   - Year ended September 2003: 6
2. Average number of shares outstanding (consolidated)
   - First half ended March 2004: 133,597 shares
   - First half ended March 2003: 43,582 shares
   - Year ended September 2003: 43,715 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2004	16,649	10,049	60.3	74,283.03
First half ended March 2003	15,963	8,029	50.3	183,441.13
Year ended September 2003	15,493	8,719	56.3	198,486.00

Note: Number of shares outstanding
As of March 31, 2004: 135,282 shares
As of March 31, 2003: 43,774 shares
As of September 30, 2003: 43,929 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First half ended March 2004	(483)	(204)	379	4,842
First half ended March 2003	343	(483)	84	3,686
Year ended September 2003	1,545	1,604	(1,741)	5,150

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 5
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: None
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	48,000	3,200	1,300

Reference: Estimated net income per common share for the full year: 4,818.37 yen

Note: Figures stated above are rounded down to the nearest million yen.

Estimated earnings per share for the fiscal year ending September 30, 2004 is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2004 Fiscal Year*" section on page 9.

Attached Material to Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

Net income rose 65.8% from the same period last year. Consolidated financial results for the first half of the fiscal year ending September 30, 2004 hit an all-time high thanks to steady growth of all business segments.

(1) Operating Highlights in the First Half

First half ended March 31, 2004 (October 1, 2003 – March 31, 2004)
First half ended March 31, 2003 (October 1, 2002 – March 31, 2003)

1) Consolidated operating highlights in the first half

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Net sales	22,580	18,717	20.6%
Operating income	1,594	1,230	29.6%
Ordinary income	1,612	1,296	24.4%
Current net income	895	540	65.8%
Current net income per share	* ¥6,702.81	¥12,393.73	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the first half of the fiscal year ending September 30, 2004 the Fullcast Group was able to continue to increase net sales. This can be attributed to an increase in orders from not only existing but new client companies as well compared to the previous year as a result of a steady recovery of production underpinned by capital investment and exports by Japanese companies. Moreover, as local economy has recovered, orders increased not only from the Tokyo metropolitan area, but from the Tokai and Western Japan regions as well.

This is attributable to the Group's quick response to the client companies' needs in the following:

1. To step up the nationwide service system, expanded business footholds rapidly.
2. Took advantage of the outsourcing needs of client companies actively and made incessant efforts to cut costs; thereby providing services, which go beyond mere temporary staffing and lead to promote streamlining and improve operating efficiency further.

By segment, business performances by all the Spot, Factory and Technology Business segments grew steadily.

Though the ratio of gross income to net sales fell 0.5 percentage points from the same time last year, it stood on a par with the latter half of the previous fiscal year at 28.7%. This can be attributed to the fact that in response to request for volume discount by client companies operating on a nationwide scale, the Fullcast Group was able to get the advantages of our services across to them to make the unit price remain unchanged.

Meanwhile, selling, general and administrative expenses, centered on personnel expenses, increased as the Fullcast Group opened outlets aggressively. The ratio of SG&A expenses to net sales fell 0.9 percentage points from 22.6% of the same time last year to 21.7%, however, thanks to increased net sales.

As a result, operating income margin improved 0.4 percentage points from a year earlier to 7.0%. Net sales increased 20.6% to ¥22,580 million, operating income rose 29.6% to ¥1,594 million and net income increased 65.8% to ¥895 million in the six months ended March 31, 2004.

2) Operating highlight in the first half by business segment

Spot Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	13,779	11,181	23.2%
Inter-segment	143	231	(37.9%)
Total sales	13,923	11,413	22.0%
Operating income	1,487	1,284	15.8%
Operating income margin	10.7%	11.3%	–

In the Spot Business orders from existing client companies increased while the number of new clients rose as well. As a result, operating results by the segment hit an all-time high on a semiannual basis.

Demand from its primary customers in the physical distribution/warehouse industries continued to be strong, while demand from the advertising and event management industries grew as well. In addition, the Company actively conducted sales activities targeting the food industry to boost orders.

By region, orders in the Tokai region, where business is strong, increased, while those in Western Japan were picking up. Furthermore, in the Spot Business segment of the outsourcing market, demand can be expected to grow further in areas around big cities and in local areas, where production and physical distribution activities are gaining speed. For this reason, the Company increased the speed of growth by opening 47 outlets to meet the customer needs readily in the first half of this fiscal year.

At the end of the first half of this fiscal year there were a total of 127 outlets for the Spot Business across the nation, 122 operated by Fullcast Co., Ltd. and 5 by Fullcast Office Support Co., Ltd., up 54 from the same period last year.

Furthermore, the number of client companies, which adopt the high-quality solution unique to the Group aimed at promoting qualitative improvements; thereby helping them streamline business activities, rose smoothly. This contributed to boosting net sales.

Meanwhile, in terms of income, despite several factors to diminish income, including the cost of opening outlets, the Group made effective use of information technology in stepping up hiring via the Web or mobile devices. Through these, it was able to restrain the cost of employing registered staff members; thereby working hard to reduce SG&A expenses.

As a result, segment sales increased 23.2% from a year earlier to ¥13,779 million and operating income increased 15.8% to ¥1,487 million.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	5,894	5,263	12.0%
Inter-segment	25	15	70.5%
Total sales	5,920	5,278	12.2%
Operating income	285	280	1.8%
Operating income margin	4.8%	5.3%	–

In the Factory Business segment inquiries from companies increased in the wake of the lifting of a ban on dispatching workers to production line work under the revised Worker Dispatch Law, which took effect as from March 1, 2004. In response to this move, Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd. made available a program, which allows a client company to choose between dispatching of temporary staffs and providing work by contract; thereby meeting its needs better. As a result, the number of business transactions with new clients rose.

By industry, Fullcast Factory, a specialist company that provides production line work for industries other than the automotive industry, saw orders received increase, centered on assembly of digital consumer electronics, as a result of strong demand for them. Similarly, business performance by Fullcast Central, a specialist company that provides production line work for the automotive industry, grew steadily as well thanks to a steady increase in orders from its main clients.

Though selling, general and administrative expenses increased, centered on personnel expenses and the cost of recruiting, due to opening of new outlets, the Company worked hard to reduce them through staffing more efficiently and others.

As a result, the segment's net sales increased 12.0% from the same time last year to ¥5,894 million and operating income increased 1.8% to ¥285 million. The number of outlets totaled 40 across the nation at the end of the first half of the current fiscal year; 23 operated by Fullcast Factory Co., Ltd., up 6 from a year earlier, and 17 by Fullcast Central Co., Ltd., up 5.

Technology Business

(Millions of yen)

Six months ended March 31	2004	2003	YoY change
Sales to external customers	2,677	1,929	38.8%
Inter-segment	41	39	4.4%
Total sales	2,718	1,969	38.1%
Operating income	89	(13)	–
Operating income margin	3.3%	(0.7%)	–

In the Technology Business mainly specialized in dispatching technical experts, with recovering business performances in the IT/electronics industries and growing demand for digital consumer electronics as the backdrop, its main clients increased investment in R & D and plant and equipment aggressively. As a result, the segment's results continued to be supported by strong demand for dispatching technical experts primarily to develop/design and evaluate/test high-performance cellular phones with camera functionality, DVD recorders with HDD or thin-model televisions.

In addition, technical experts dispatched to the traditional semiconductor device/manufacturing equipment industries began increasing since the second quarter as well. As a result of strong demand for temporary staffing services, unit prices of new orders turned around and rose, while the utilization rate of engineers remained high at as high as 97.1%.

Meanwhile, to ensure technical experts, the Group worked hard to have them stay with the Company for long by presenting a career plan to its existing engineers; thereby making them feel a sense of belonging and motivating them. Furthermore, the Group focused the area to which it dispatches them on the IT/electronics industries to attract those engineers, who wish to work in the specific industry or have the specific type of job, in a bid to increase the number of newly registered engineers.

As a result, segment sales increased 38.8% from the same time last year to ¥2,677 million and operating income was ¥89 million (compared to a deficit of ¥13 million in the previous year).

Note: Net sales represent sales to external customers.

(2) Business Results Highlights for the Second Quarter of the Fiscal Year Ending September 30, 2004

Second quarter ended March 31, 2004 (January 1, 2004 – March 31, 2004)
Second quarter ended March 31, 2003 (January 1, 2003 – March 31, 2003)

1) Consolidated

(Millions of yen)

	2004	2003	YoY change
Net sales	11,331	9,650	17.4%
Operating income	781	592	31.7%
Ordinary income	791	624	26.7%
Current net income	479	208	130.4%
Current net income per share	¥3,606.94	¥4,764.38	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

2) By business segment

Spot Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	6,770	5,555	21.9%
Inter-segment sales	88	102	(12.9%)
Total sales	6,859	5,657	21.2%
Operating income	693	575	20.5%
Operating income margin	10.1%	10.2%	–

Factory Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	2,996	2,804	6.8%
Inter-segment sales	10	6	53.5%
Total sales	3,006	2,811	6.9%
Operating income	147	181	(18.8%)
Operating income margin	4.9%	6.4%	–

Technology Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	1,444	1,042	38.5%
Inter-segment sales	41	14	174.2%
Total sales	1,485	1,057	40.5%
Operating income	78	17	357.7%
Operating income margin	5.3%	1.6%	–

Note: Net sales represent sales to external customers.

(3) Outlook for the September 2004 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2004 and current status
(October 1, 2003 – September 30, 2004)

(Millions of yen)

	First half	Original projection for the first half	Rate of progress	Original projection for full year	Rate of progress	**Revised projection for full year**	Rate of progress
Net sales	22,580	20,800	108.6%	43,600	51.8%	**48,000**	47.0%
Ordinary income	1,612	1,430	112.8%	2,920	55.2%	**3,200**	50.4%
Current net income	895	740	121.0%	1,590	56.3%	**1,300**	68.9%

Reference: Estimated current net income per share (full year): 4,818.37 yen

* Estimated current net income per share was calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), and stock split, which is slated for May 20, 2004 (on a two-for-one stock split basis), were implemented at the beginning of the accounting period.

Reason

While corporate earnings have continued to be on a track to recovery in the nation's economy, capital investment can be expected to expand. Given the fact that companies in Japan will continue to slash expenses, including personnel expenses, at the same time, the Company believes that demand for personnel outsourcing services will continue to grow.

Under such circumstances, the Group will continue to strive to provide client companies with services, which help them streamline business management and improve operating efficiency; thereby gaining their support. In addition, the Group as a whole will provide them with total solutions for corporate activities ranging from development/design to production and physical distribution to boost net sales and income as well.

In addition, Fullcast will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap as of June 1, 2004; thereby stepping up services for the amusement market sector.

On top of these, the Group will provide its staff members with services of its own to encourage them to be registered with it and stay with it for long, while making effective use of IT in taking measures to improve its profit-earning power further.

Through these measures, the Group expects to post consolidated net sales of ¥48,000 million, up 26.5% from a year earlier, consolidated ordinary income of ¥3,200 million, up 25.1%, and consolidated current net income of ¥1,300 million, up 8.6%, for the fiscal year ending September 30, 2004, which is greater than originally projected. For your reference, as Fullcast will turn Apayours into its wholly owned subsidiary through equity swap, a special loss of ¥288 million is expected for amortization of consolidation account adjustment.

The outlook by business segment is as follows:

1) Spot Business

Orders can be expected to continue to grow not only from the physical distribution/warehouse industries, but from the advertising, event management and food industries as well. In addition, as Apayours will become Fullcast's wholly owned subsidiary as of June 1, 2004, orders from the amusement industry can be expected to increase.

Furthermore, in the Spot Business, in response to the customer needs, the Group has been expanding its outlets throughout the nation. With Apayours added to our network, the Group will be able to provide the whole Kyushu region with services; thus, orders will likely increase.

Meanwhile, to step up hiring, the Group will lay a network of outlets actively in and around big cities.

2) Factory Business

Inquiries and orders have been increasing from the manufacturing sector, which is the segment's main client, in the wake of the revised Worker Dispatch Law, which took effect on March 1, 2004. In addition, orders from both new and existing clients have been increasing in the automotive industry; thus, business performance can be expected to grow.

3) Technology Business

Product cycles have become shorter and shorter at the Group's client companies centered on the electronics industry and technical experts employed by them tend to be in shortage. For this reason, the needs for dispatched temporary engineers are on the rise. As regards 150 new graduates the Group hired in April 2004, they are expected to be assigned to their respective posts earlier than the previous year.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:

   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure)/Prior fiscal year figure x 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock/ Estimated number of common stocks outstanding during the fiscal year ending September 30, 2004

Reference

State of Capital Investment

(Unit: Millions of yen)

Investment	**Capital investment for the 1st half of FY2004 ending Sept. 30, 2004 Actual**	Capital investment for the 2nd half of FY2004 ending Sept. 30, 2004 Projection	Capital investment for the fiscal year ending Sept. 30, 2004 Projection	Capital investment for the fiscal year ended Sept. 30, 2003 Actual	Main facilities
	Amount invested	Amount invested (estimate)	Amount invested (estimate)	Amount invested	
Software	**112**	193	306	258	Development of items incidental to a new mission-critical system
Others (ex. tools, instruments, fixtures)	**71**	50	121	225	Purchase of equipment, supplies and PCs for newly opened outlets, and others
Total	**183**	243	427	483	–

Reference

Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change: %)

	September 2004 fiscal year				September 2003 fiscal year		September 2002 fiscal year	
	First half	**YoY change**	Full year projection	YoY change	First half	Full year	First half	Full year
Net sales	**22,580**	**20.6**	48,000	26.5	18,717	37,945	12,338	26,319
Cost of sales	**16,091**	**21.5**	–	–	13,243	26,946	8,393	18,285
Gross income on sales	**6,489**	**18.5**	–	–	5,474	10,998	3,944	8,034
SG&A expense	**4,894**	**15.3**	–	–	4,243	8,543	3,153	6,523
Operating income	**1,594**	**29.6**	3,200	30.3	1,230	2,455	791	1,511
Nonoperating income	**81**	**(41.5)**	–	–	138	263	125	262
Nonoperating expenditure	**62**	**(12.9)**	–	–	72	160	103	288
Ordinary income	**1,612**	**24.4**	3,200	25.1	1,296	2,558	814	1,484
Extraordinary income	**38**	**247.6**	–	–	11	166	78	101
Extraordinary loss	**10**	**(88.0)**	–	–	88	173	205	509
Net income before taxes for current fiscal year	**1,640**	**34.5**	–	–	1,219	2,552	687	1,076
Corporate taxes (incl. other adjustments)	**715**	**11.9**	–	–	638	1,272	424	731
Minor shareholders' interests	**29**	**(26.4)**	–	–	40	83	(4)	(1)
Current net income	**895**	**65.8**	1,300	8.6	540	1,196	266	346
Contributing ratio of current net income (%)	**68.9**	–	–	–	45.1	–	76.9	–

2. Changes in ratio to net sales

(Unit: %)

	September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Cost of sales	**71.3**	–	70.8	71.0	68.0	69.5
Gross income on sales	**28.7**	–	29.2	29.0	32.0	30.5
SG&A expense	**21.7**	–	22.6	22.5	25.6	24.8
Operating income	**7.0**	6.7	6.6	6.5	6.4	5.7
Ordinary income	**7.1**	6.7	6.9	6.8	6.6	5.6
Current net income	**4.0**	2.7	2.9	3.1	2.2	1.3

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	September 2004 fiscal year		September 2003 fiscal year		September 2002 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Net sales	**1.66**	1.78	1.66	1.70	1.66	1.78
Operating income	**1.38**	1.52	1.43	1.53	1.27	1.45
Ordinary income	**1.35**	1.52	1.36	1.43	1.21	1.29
Current net income	**1.29**	1.18	1.30	1.31	1.08	1.41

Reference

Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – June 2004	July – Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	–	–
Gross profit	3,224	3,265	–	–
Operating income	813	781	–	–
Ordinary income	821	791	–	–
Income before income taxes and minority interests	824	815	–	–
Net income	415	479	–	–
	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	–	–
Diluted net income per share	3,124.52	3,592.60	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	–	–
Shareholders' equity	9,274	10,049	–	–
	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(1,384)	900	–	–
Cash flows from investing activities	(187)	(17)	–	–
Cash flows from financing activities	1,158	(778)	–	–
Cash and cash equivalents at end of period	4,737	4,842	–	–

Note: Net income per share and diluted net income per share for the first and second quarters of the fiscal year ending September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), was implemented at the beginning of the accounting period.

Fiscal year ended September 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	Oct. – Dec. 2002	Jan. – Mar. 2003	Apr. – June 2003	July – Sep. 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	9,066	9,650	9,173	10,054
Gross profit	2,652	2,821	2,586	2,938
Operating income	637	592	456	768
Ordinary income	672	624	479	782
Income before income taxes and minority interests	672	547	603	729
Net income	331	208	314	342
	Yen	Yen	Yen	Yen
Net income per share	7,637.99	4,764.38	7,179.04	7,792.92
Diluted net income per share	–	4,754.38	7,098.50	7,710.87
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	14,766	15,963	13,943	15,493
Shareholders' equity	7,707	8,029	8,332	8,719
	Yen	Yen	Yen	Yen
Shareholders' equity per share	177,402.01	183,441.13	190,057.46	198,486.00
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	(478)	822	675	526
Cash flows from investing activities	(196)	(287)	1,644	443
Cash flows from financing activities	584	(499)	(1,754)	(71)
Cash and cash equivalents at end of period	3,650	3,686	4,252	5,150

Note: Diluted net income per share (for the 1st quarter) is not reported since there is no outstanding potential stock.

Reference

Changes in Quarterly Business Results by Business Segment

Fiscal year ending September 2004 (October 1, 2003 – September 30, 2004)
Fiscal year ended September 2003 (October 1, 2002 – September 30, 2003)

(Millions of yen)

	Spot Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**7,009**	**6,770**	–	–	**13,779**
	(2) Inter-segment sales or the amount of transfers	**54**	**88**	–	–	**143**
	Total	**7,064**	**6,859**	–	–	**13,923**
	Operating expenses	**6,270**	**6,165**	–	–	**12,435**
	Operating income or loss (Δ)	**794**	**693**	–	–	**1,487**
	Operating income margin	**11.2%**	**10.1%**	–	–	**10.7%**
Fiscal year ended September 2003	(1) Sales to external customers	5,626	5,555	5,366	5,657	22,205
	(2) Inter-segment sales or the amount of transfers	129	102	51	99	382
	Total	5,755	5,657	5,418	5,756	22,588
	Operating expenses	5,047	5,081	4,976	5,212	20,318
	Operating income or loss (Δ)	708	575	441	544	2,269
	Operating income margin	12.3%	10.2%	8.2%	9.5%	10.0%

	Factory Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**2,898**	**2,996**	–	–	**5,894**
	(2) Inter-segment sales or the amount of transfers	**15**	**10**	–	–	**25**
	Total	**2,914**	**3,006**	–	–	**5,920**
	Operating expenses	**2,775**	**2,859**	–	–	**5,634**
	Operating income or loss (Δ)	**138**	**147**	–	–	**285**
	Operating income margin	**4.8%**	**4.9%**	–	–	**4.8%**
Fiscal year ended September 2003	(1) Sales to external customers	2,458	2,804	2,503	2,946	10,713
	(2) Inter-segment sales or the amount of transfers	8	6	13	11	39
	Total	2,466	2,811	2,516	2,957	10,752
	Operating expenses	2,367	2,630	2,440	2,721	10,158
	Operating income or loss (Δ)	99	181	76	236	594
	Operating income margin	4.0%	6.4%	3.0%	8.0%	5.5%

	Technology Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	**(1) Sales to external customers**	**1,233**	**1,444**	–	–	**2,677**
	(2) Inter-segment sales or the amount of transfers	–	**41**	–	–	**41**
	Total	**1,233**	**1,485**	–	–	**2,718**
	Operating expenses	**1,222**	**1,407**	–	–	**2,629**
	Operating income or loss (Δ)	**11**	**78**	–	–	**89**
	Operating income margin	**0.9%**	**5.3%**	–	–	**3.3%**
Fiscal year ended September 2003	(1) Sales to external customers	887	1,042	1,175	1,207	4,313
	(2) Inter-segment sales or the amount of transfers	24	14	3	446	489
	Total	911	1,057	1,179	1,653	4,802
	Operating expenses	942	1,040	1,108	1,509	4,600
	Operating income or loss (Δ)	Δ30	17	70	144	201
	Operating income margin	Δ3.4%	1.6%	6.0%	8.7%	4.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2004	16,649	10,049	60.3	74,283.03
First half ended March 2003	15,963	8,029	50.3	183,441.13

* Shares in the Company were split up on a one-for-three stock split basis as of November 20, 2003.

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
First half ended March 2004	(483)	(204)	379	4,842
First half ended March 2003	343	(483)	84	3,686
(Reference)				
Second quarter ended March 2004	900	(17)	(778)	4,842
Second quarter ended March 2003	822	(287)	(499)	3,686

Changes in consolidated financial condition

At the end of the first half of the current accounting period, cash and cash equivalents totaled ¥4,842 million, ¥1,155 million more than the previous year.

Cash flows from operating activities

Net cash used in operating activities in the first half of the current accounting period was ¥483 million, compared with ¥343 million gained in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was ¥1,640 million, trade receivable increased ¥963 million (trade payable increased ¥151 million) and income tax paid was ¥1,137 million.

Cash flows from investing activities

Net cash used in investing activities was ¥204 million, compared with ¥483 million used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire tangible fixed assets as we opened outlets were ¥124 million and those incurred to acquire intangible fixed assets, such as software, were ¥90 million.

Cash flows from financing activities

Net cash provided by financing activities was ¥379 million, compared with ¥84 million gained in the previous year.

The main reason was that while payments of dividends were ¥174 million and repayments of long-term borrowing were ¥151 million, short-term borrowing decreased ¥400 million and revenues from the issuance of shares through the exercise of incentive warrants were ¥349 million.

Trends in Cash Flow Indexes

	First half of FY2004	First half of FY2003 ended September 30, 2003	September 2003 fiscal year	September 2002 fiscal year	September 2001 fiscal year
Shareholders' equity (million yen)	**10,049**	8,029	8,719	7,443	7,725
Shareholders' equity ratio (%)	**60.3**	50.3	56.3	53.4	55.5
Interest coverage (times)	**94.8**	34.3	47.1	19.0	15.0
Dead equity ratio (%)	**18.0**	42.5	18.2	45.1	46.9
Number of debt redemption years	**2.7**	4.1	0.7	6.4	1.6

Shareholders' equity ratio: net assets ÷ gross assets
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference

Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2003.

1. Assets (up ¥1,155 million)

(1) Current assets (up ¥743 million)

Cash and deposits	Down ¥298 million
Notes and accounts receivable trade	Up ¥979 million

(2) Fixed assets (up ¥412 million)

Investment securities	Up ¥412 million

2. Liabilities (down ¥195 million)

(1) Current liabilities (down ¥233 million)

Short-term borrowing	Up ¥400 million
Accrued corporate tax, etc.	Down ¥428 million
Accrued consumption tax, etc.	Down ¥275 million

(2) Fixed liabilities (up ¥37 million)

Long-term loans payable	Down ¥60 million
Deferred tax liability	Up ¥111 million

3. Capital stock (up ¥1,329 million)

Capital surplus reserve	Up ¥719 million

2. Corporate Group

The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is engaged primarily in the undertaking of short-term projects required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical works. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Supplies workers, primarily for blue-collar positions, on a short-term basis as required by clients by providing them with additional work force during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume. Logistics: Packing and unpacking boxes for moving companies, assisting in office relocations, carrying effects in and out, etc. Warehouse work: Sorting packing and inspection of products, assembly of precision machinery, etc. Sanitation & Cleaning: Concrete curing, cleaning, cleaning of buildings, cleaning of residential buildings and the like Events: Planning and coordinating events, management and removal of booths, etc. Restaurant-related work: Customer service and backyard work
	Fullcast Office Support Co., Ltd.	Specialized in providing/dispatching female contract workers for clerical work, call center positions, sales promotion activities and a variety of office positions.
Factory Business (Personnel outsourcing/dispatching services for production line work)	Fullcast Factory Co., Ltd.	Specialized in offering contractual workers and dispatching them for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals, ranging from a handful of workers for a small operation to enough workers to staff an entire production line.
	Fullcast Central Co., Ltd.	Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision/dispatch of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical experts/engineer staffing/dispatching services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the electronics/semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 87.7%.
Other Business	Fullcast Sports Co., Ltd.	Extend agency services centering on the management of soccer players and their transfers to other teams.

A **flowchart of business activities** is shown below:



Individuals seeking short-time positions
Spot Business
Registration and work category request
Fullcast Office Support Co., Ltd.
Contractual clerical workers services
Outsourcing contracts
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Client companies
Individuals seeking positions for fixed time periods
Factory Business
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing/ manpower dispatching services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing/ manpower dispatching services for production line work in the automotive industry
System development and maintenance
Individuals seeking full-time positions
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical experts/engineers staffing/dispatching services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical experts/engineers staffing/dispatching services for the automotive industry
Other Business
Fullcast Co., Ltd.
Restaurant and bar management
General customers
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Specific human resources
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services
Client companies

Notes:

1. Flowchart is current as of March 31, 2004.
2. ——▶ indicates transactions with companies outside the Group and ·······▶ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dotted box] indicates a company to which the equity method is applied.

Corporate Group

Consolidated subsidiaries

As of March 31, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Fullcast Office Support Co., Ltd.	Shibuya-ku, Tokyo	40	Spot Business and others	100.0	• The Company and Fullcast Support mutually place orders for contract work. • The Company sublets part of its leased building for office use. • Management official interlocks: 3 persons
Fullcast Factory Co., Ltd.	Shibuya-ku, Tokyo	100	Factory Business and others	100.0	• The Company and Fullcast Support mutually place orders for contract work. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 3 persons
Fullcast Central Co., Ltd.	Shibuya-ku, Tokyo	90	Factory Business and Technology Business	55.6	• The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 1 person
Fullcast Technology Co., Ltd.	Shibuya-ku, Tokyo	339	Technology Business	87.7	• The Company and Fullcast Support mutually place orders for contract work. • Fullcast Technology develops and maintains the Company's mission-critical system. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 2 persons
Fullcast Sports Co., Ltd.	Shibuya-ku, Tokyo	40	Other Business	100.0	• Fullcast Sports takes charge of part of the Company's advertising activities. • The Company sublets part of its leased building for office use. • Financial assistance and others: Lending of operating capital • Management official interlocks: 2 persons

Notes:
1. In the details column for the main business activities, given are the names of business segments according to the type of business.
2. Management official interlocks include operating officers of the Company.

Company to which equity method is applied

As of March 31, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Neo Carrier Co., Ltd.	Shibuya-ku, Tokyo	37	Other Business	33.8	—

Reference

Apayours Co., Ltd. is scheduled to become Fullcast's wholly owned subsidiary through equity swap as of June 1, 2004. For further details, please refer to "*(8) Key Management Issues*" on page 24.

As of May 10, 2004

Company	Address	Capital or investment (millions of yen)	Main business activities	Percentage of voting right (%)	Details
Apayours Co., Ltd.	Oita City, Oita Prefecture	220	Spot Business	—	• The Fullcast places an order for contract work. • Financial assistance and others: Lending of working capital. • Management official interlocks: 1 person

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is operating with the interests of shareholders in mind so as to maximize shareholder value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.

2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

The Company also makes it a rule to determine the amount of a dividend with dividend payout ratio of 20% as standards through taking business performance into consideration, with stable payments of dividends in view.

Retained earnings will be used to enhance internal core systems, such as by developing IT systems that can further raise operating efficiency and through opening new outlets or recruiting and training employees, for the purpose of building a sounder operating base.

Dividend payout ratio for the past 3 years

Fiscal year	Fiscal 2001	Fiscal 2002	Fiscal 2003
Dividend payout ratio (%)	18.5%	44.2%	23.9%

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the board of directors of the Company decided in a board of directors' meeting on March 8, 2004 to split common shares. They will be split on a two-for-one stock split basis on May 20, 2004, following stock split implemented on a three-for-one stock split basis on November 20, 2003.

(4) Medium- and Long-term Management Issues

As a comprehensive source of human resources solutions, the Group is active primarily in three fields: Spot Business, Factory Business and Technology Business.

In the Spot Business, the Company intends to open outlets rapidly, actively and efficiently, while stepping up hiring of new staff members and improving readiness to respond to the customer needs. In addition, it will expand its business area into the food, event management and amusement industries as well.

In the Factory Business, it places priority on training staff members in a bid to improve readiness to respond to the customer needs; thereby expanding the scale of business.

In the Technology Business, Fullcast plans to step up the system for education/training/evaluation of technical experts to be dispatched in a bid to quickly gain new engineers, including new graduates, while expanding the scope of business into the bio/chemical industries as well.

The Group aims at meeting all human resources outsourcing needs that occur during the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms. It aims at attaining the group sales of¥100 billion by the September 2007 fiscal year.

To this end, the Group is taking the following actions.

1) Improving customer satisfaction
2) Expanding upon the menu of human resources services
3) Promoting M & A strategy
4) Improving the quality of staffs through training
5) Promoting an accurate system that can handle the expansion of the scale and areas of business
6) Enhancing the Group's corporate image and awareness of the Fullcast name

(5) Fundamental Position Regarding Corporate Governance

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders.

Specifically, to create a system better able to adapt to change now taking place in the operating environment, the corporate officer system was adopted. Under this system, the directors are responsible for the oversight of the execution of business operations and decisions involving important management issues. Corporate officers are responsible for the execution of business operations. Moreover, to strengthen the supervisory function for business execution and increase the transparency of management, one external director was elected.

Furthermore, in order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis in a bid to make a disclosure of our business activities in a fair and timely manner. To guarantee this, whenever the Company discloses a brief announcement of financial results, it asks an auditing firm to check it in advance, while disclosing information timely based upon the quality management system which meets the ISO9001. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.

(6) Corporate Governance Status and Actions

Fullcast Co., Ltd. holds meetings of the board of directors twice each month and the corporate officers committee weekly to facilitate speedy decision-making. This system allows the Group to respond with agility to changes in the operating environment. In addition, the management committee made up of the representatives of all Group companies is held monthly to promote the exchange of information and ensure that all companies are operating in line with a single strategy.

To improve the Group's corporate governance, Sumio Sano was elected as an external director. Mr. Sano is a Sony Corporation advisor who has considerable experience in corporate governance.

The board of auditors is responsible for auditing corporate activities. There are three corporate auditors. Each one comes from outside the Group, having never served as a director, manager or in any other capacity at Fullcast Co., Ltd. or a subsidiary.

Besides the auditor system, to promote sound business operations, the Company established an internal auditing office, which is under direct control of Company President, to audit the Company and its subsidiaries and affiliates.


Stockholders' Meeting
Board of Directors
(5 internal directors, 1 external director)
Board of Auditors
(3 external corporate auditors)
President and CEO
Internal auditing office
Management Committee
Corporate Officers Committee
(5 corporate officers)

(As of March 31, 2004)

Our external director and three external auditors own shares in the Company as given below:

(As of March 31, 2004)

Position	Name	Number of shares
External director	Sumio Sano	30
Statutory auditor	Kouji Sasaki	48
Auditor	Yutaka Onda	15
Auditor	Teruho Tougo	18

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Company believes that the lifting of a ban on dispatching workers to production line work, which took effect as from March 1, 2004, will certainly expand the demand for outsourcing blue-collar workers, while encouraging the market to gain speed in growing further.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its core short-term contractual workers services by using subsidiaries to establish operating bases in market sectors, such as technical experts/engineers contractual and dispatching services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Furthermore, the Group will implement M & A strategy or new projects with the goal of expanding the business segments and maximizing the corporate value of the Group as a whole.

By business segment, the Group will work on the following:

Spot Business

1) Strengthen highly value-added services that precisely meet the client company's needs and expand a network of outlets.
2) Strengthen hiring of staffs and make them stay with the Company for long.
3) Promote operating efficiency and reduce SG&A expenses.

Factory Business

1) Improve flexibility through the system that can both handle contractual/dispatching services to precisely meet the client company's needs.
2) Nurture human resources to meet the client company's needs, which become increasingly sophisticated.
3) Provide clients with high-performance business activities, which bring them benefits.

Technology Business

1) Improve educational/training programs targeting technical experts/engineers.
2) Step up engineers engaged in development in the electronics/semiconductor area.

(8) Key Management Issues

(Summary of Key Management Issues Determined/Implemented)

1) Apayours Co., Ltd. will become Fullcast's wholly owned subsidiary through equity swap

   Fullcast will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap with the aim at expanding its business activities to improve human resources outsourcing services and strengthen the fiscal structure further.

   Apayours currently provides mainly pachinko parlor operators, event management and sales promotion businesses with unique human resources in the Kyushu region. With Apayours added as Fullcast's wholly owned subsidiary, the Group will be able to step up its services in the Kyushu region, where there have been few outlets to date, and make inroads into the amusement market sector to expand its service menu. Thereby, the Group intends to enhance corporate value of the whole group as a general human resources outsourcing service provider.

Summary of equity swap

Basic agreement to swap shares signed	March 8, 2004
Agreement to swap shares signed	April 12, 2004
Date of equity swap	June 1, 2004
Equity swap ratio	1 share in Apayours will be swapped for 0.68 share in Fullcast. Through this swap, what will be allotted is 2,765 shares of substitute treasury stock (common stock).
Delivered money due to equity swap	None

For its influence on consolidated financial results, please refer to "*Outlook for the September 2004 Fiscal Year*" on page 9.

2) Stock split

In order to improve the liquidity of shares in Fullcast and lower the amount of investment per share; thereby expanding the base of individual investors, the Company will issue new shares through stock split in accordance with a resolution passed by the board of directors of the Company on March 8, 2004.

Summary of stock split

Common shares will be split up on a two-for-one stock split basis on May 20, 2004.

Number of shares to be issued through stock split	Common stock 137,982 shares
Number of shares issued upon stock split	Common stock 275,964 shares
How to split stock	The number of shares owned by shareholders on the list of shareholders and its equivalent as of March 31, 2004 will be split on a two-for-one stock split basis.
Initial dividend reckoning date	April 1, 2004

3) Off-floor distribution of stock

In order to improve the Company's stock distribution situation, off-floor distribution of 1,000 shares was implemented on March 22, 2004. One share each was allotted per purchaser. As a result, the number of shareholders as of March 31, 2004 stood at 3,645.

Reference

The stock situation as of March 31, 2004

Total number of shares outstanding	137,982 shares (275,964 shares upon stock split)
Number of treasury stock owned during the accounting period	Common stock 2,700 shares (5,400 shares upon stock split)

4) Allotment of the stock options

Stock options were issued in accordance with a resolution passed by the 11th regular general meeting of shareholders on December 19, 2003.

These stock options will be issued and allotted free of charge to directors, auditors and employees of the Company and its subsidiaries and affiliates to motivate them to improve business performances and raise their morale further.

Summary of stock options

Date of issue	April 27, 2004
Type of stock intended by the stock options	2,229 common stocks in the Company
Total number of stock options to be issued	2,229 (the number of share per stock option is 1)
Issue price	Free of charge
Amount to be paid when the stock options are exercised	¥288,400 per share
Time period for exercising the stock options	From January 1, 2006 through December 30, 2008
Those eligible to be allotted the stock options	To be allotted to a total of 192 directors, auditors and employees of the Company and its subsidiaries
Total value of stock when new share are issued through the exercise of the stock options	¥642,843,600

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales

(Millions of yen)

Segment	First half ended March 2004	YoY Change
Spot Business	13,779	23.2%
Factory Business	5,894	12.0%
Technology Business	2,677	38.8%
Other Business	228	(33.4%)
Total	22,580	20.6%

Notes:
1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements for the First Half

(1) Consolidated Balance Sheet for the First Half

(Thousands of yen)

			As of March 31, 2004			As of March 31, 2003			As of September 30, 2003		
			Amount		%	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			4,352,087			3,186,639			4,650,781	
2	Trade notes and accounts receivables			5,998,443			5,146,872			5,018,484	
3	Securities			798,681			897,171			801,233	
4	Inventories			57,899			103,007			70,665	
5	Other current assets			652,504			982,737			576,139	
	Allowance for doubtful accounts			(55,627)			(66,576)			(56,894)	
	Total current assets			11,803,989	70.9		10,249,853	64.2		11,060,408	71.4
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings and structures	*1	570,811			672,612			557,871		
	Accumulated depreciation		143,306	427,505		148,614	523,997		125,378	432,493	
(2)	Machinery and vehicles		21,198			23,165			25,900		
	Accumulated depreciation		9,944	11,254		9,457	13,708		12,791	13,108	
(3)	Furniture and fixtures		420,550			345,401			370,929		
	Accumulated depreciation		234,117	186,432		160,027	185,374		195,676	175,253	
(4)	Land	*1		606,469			2,343,411			606,469	
(5)	Constriction in progress			—			2,570			9,720	
	Total tangible fixed assets			1,231,661	7.4		3,069,062	19.2		1,237,044	8.0
2	Intangible fixed assets										
(1)	Software			673,471			325,858			644,336	
(2)	Other			75,439			245,312			58,262	
	Total intangible fixed assets			748,910	4.5		571,170	3.6		702,598	4.5
3	Investment and other assets										
(1)	Investment securities	*2		1,014,001			486,220			601,649	
(2)	Insurance reserve fund			923,991			—			809,927	
(3)	Other			948,264			1,608,431			1,118,276	
	Allowance for doubtful accounts			(21,438)			(21,050)			(36,355)	
	Total investment and other assets			2,864,818	17.2		2,073,602	13.0		2,493,497	16.1
	Total fixed assets			4,845,390	29.1		5,713,835	35.8		4,433,139	28.6
III	Deferred assets										
1	Discount on bond			—			33			16	
	Total deferred assets			—	—		33	0.0		16	0.0
	Total assets			16,649,379	100.0		15,963,721	100.0		15,493,565	100.0

(Thousands of yen)

		As of March 31, 2004		As of March 31, 2003		As of September 30, 2003	
		Amount	%	Amount	%	Amount	%
	Liabilities						
I	Current liabilities						
1	Short-term borrowings *1	**1,300,000**		2,182,000		900,000	
2	Current portion of long-term debt *1	**156,148**		677,590		247,314	
3	Accounts payable-other	**1,926,410**		1,892,919		2,059,843	
4	Accrued expenses payable	**951,028**		—		810,182	
5	Income taxes payable	**733,770**		755,587		1,162,544	
6	Accrued bonuses	**425,954**		426,958		449,017	
7	Other current liabilities	**206,793**		973,589		304,446	
	Total current liabilities	**5,700,105**	**34.2**	6,908,644	43.3	5,933,348	38.3
II	Fixed liabilities						
1	Long-term debt *1	**313,272**		469,420		373,386	
2	Allowance for employee retirement benefits	**276,790**		261,506		257,081	
3	Allowance for officers' retirement benefits	**2,399**		1,088		1,739	
4	Other fixed liabilities	**147,215**		190,173		70,189	
	Total fixed liabilities	**739,676**	**4.5**	922,188	5.8	702,395	4.5
	Total liabilities	**6,439,782**	**38.7**	7,830,832	49.1	6,635,744	42.8
	Minority interests						
	Minority interests	**160,440**	**1.0**	102,936	0.6	138,529	0.9
	Shareholders' equity						
I	Common stock	**3,464,100**	**20.8**	3,266,100	20.5	3,289,350	21.3
II	Capital surplus	**2,692,718**	**16.2**	2,490,758	15.6	2,514,473	16.2
III	Retained surplus	**3,984,754**	**23.9**	2,652,280	16.6	3,264,994	21.1
IV	Net unrealized holding gains on securities	**288,550**	**1.7**	1,780	0.0	31,440	0.2
V	Treasury stock	**(380,966)**	**(2.3)**	(380,966)	(2.4)	(380,966)	(2.5)
	Total shareholder's equity	**10,049,157**	**60.3**	8,029,952	50.3	8,719,291	56.3
	Total liabilities, minority interests and shareholders' equity	**16,649,379**	**100.0**	15,963,721	100.0	15,493,565	100.0

(2) Consolidated Profit and Loss Statement for the First Half

(Thousands of yen)

	October 1, 2003 to March 31, 2004			October 1, 2002 to March 31, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
I Net sales		**22,580,961**	**100.0**		18,717,534	100.0		37,945,412	100.0
II Cost of sales		**16,091,772**	**71.3**		13,243,382	70.8		26,946,684	71.0
Gross profit		**6,489,189**	**28.7**		5,474,151	29.2		10,998,727	29.0
III Selling, general and administrative expenses *1		**4,894,626**	**21.7**		4,243,889	22.6		8,543,412	22.5
Operating income		**1,594,563**	**7.0**		1,230,261	6.6		2,455,315	6.5
IV Non-operating income									
1 Interest income	**3,968**			20,124			42,831		
2 Rental income	**12,353**			56,803			77,268		
3 Profit on investment in silent partner	**28,226**			27,609			57,746		
4 Equity in earnings of affiliates	**1,125**			4,429			6,721		
5 Other	**35,338**	**81,013**	**0.4**	29,628	138,595	0.7	79,208	263,775	0.7
V Non-operating expenses									
1 Interest expense	**16,906**			36,394			53,003		
2 Amortization of software	**2,510**			4,999			10,000		
3 Other	**43,561**	**62,978**	**0.3**	30,895	72,290	0.4	97,428	160,432	0.4
Ordinary income		**1,612,597**	**7.1**		1,296,566	6.9		2,558,658	6.8
VI Extraordinary income									
1 Gain on sale of fixed assets *2	—			3,700			109,486		
2 Gain on sale of investment securities	**29,161**			284			30,685		
3 Reversal of allowances for doubtful accounts	**9,312**			1,350			6,424		
4 Reversal of allowances for employee retirement benefits	—			—			14,906		
5 Reversal of allowances for officers' retirement benefits	—			648			648		
6 Life insurance surrendered value	—	**38,473**	**0.2**	5,084	11,067	0.1	4,806	166,958	0.4
VII Extraordinary loss									
1 Loss on sales of fixed assets *3	—			341			341		
2 Loss on disposal of fixed assets *4	**2,658**			26,568			28,081		
3 Loss on sale of investment securities	**314**			3,225			3,318		
4 Loss on valuation of investment securities	**413**			41,911			43,567		
5 Loss on insurance cancellation	**7,188**			—			—		
6 Loss on relocation of the head office *5	—			—			81,955		
7 Penalty *6	—	**10,574**	**0.0**	16,001	88,048	0.5	16,001	173,266	0.5

	October 1, 2003 to March 31, 2004			October 1, 2002 to March 31, 2003			October 1, 2002 to September 30, 2003		
	Amount		**%**	Amount		%	Amount		%
Income before income taxes and minority interests		**1,640,496**	**7.3**		1,219,586	6.5		2,552,349	6.7
Current income taxes	**708,455**			753,852			1,479,602		
Deferred income taxes	**6,585**	**715,040**	**3.2**	(115,135)	638,717	3.4	(207,058)	1,272,543	3.4
Minority interests (or loss)		**29,979**	**0.1**		40,725	0.2		83,175	0.2
Net income		**895,476**	**4.0**		540,143	2.9		1,196,630	3.1

(3) Consolidated Retained Surplus Statement for the First Half

(Thousands of yen)

		October 1, 2003 to March 31, 2004		October 1, 2002 to March 31, 2003		October 1, 2002 to September 30, 2003	
		Amount		Amount		Amount	
	Capital surplus						
I	Capital surplus at beginning of period	**2,514,473**	**2,514,473**	2,486,474	2,486,474	2,486,474	2,486,474
II	Increase in capital surplus						
1	New stock issuance	**178,245**	**178,245**	4,284	4,284	27,999	27,999
III	Capital surplus at end of period		**2,692,718**		2,490,758		2,514,473
	Retained surplus						
I	Retained surplus at beginning of period	**3,264,994**	**3,264,994**	2,199,480	2,199,480	2,199,480	2,199,480
II	Increase in retained surplus						
1	Net income	**895,476**		540,143		1,196,630	
2	Increase in retained surplus for merger of consolidated subsidiary	—		24,763		24,763	
3	Increase in retained surplus on exclusion of equity method	—	**895,476**	—	564,907	0	1,221,395
III	Decrease in retained surplus						
1	Dividends paid	**175,716**		65,169		108,943	
2	Loss on disposal of treasury stock	—	**175,716**	46,938	112,107	46,938	155,881
IV	Retained surplus at end of period		**3,984,754**		2,652,280		3,264,994

(4) Consolidated Cash Flows Statement for the First Half

(Thousands of yen)

		October 1, 2003 to March 31, 2004	October 1, 2002 to March 31, 2003	October 1, 2002 to September 30, 2003
		Amount	Amount	Amount
I	Cash flows from operating activities			
1	Income before income taxes and minority interests	**1,640,496**	1,219,586	2,552,349
2	Depreciation and amortization	**135,439**	113,162	237,265
3	Increase (decrease) in allowance for doubtful accounts	**(16,184)**	10,572	16,196
4	Increase (decrease) in allowance for bonuses	**(23,062)**	113,491	135,550
5	Increase in allowance for employee retirement benefits	**19,709**	32,934	28,509
6	Increase (decrease) in allowance for officers' retirement benefits	**660**	(1,314)	(663)
7	Interest and dividend income	**(8,008)**	(20,124)	(42,976)
8	Interest expenses	**16,906**	36,394	53,003
9	Gain on sale of fixed assets	**—**	(3,700)	(109,486)
10	Loss on sales of fixed assets	**—**	341	341
11	Loss on disposal of fixed assets	**2,658**	26,568	49,292
12	New stock issue expenses and amortization of discount on bonds	**4,320**	82	753
13	Profit on investment in anonymous partnerships	**(28,226)**	(27,609)	(57,746)
14	Gain from sales of investment securities	**(29,161)**	—	(30,685)
15	Loss on valuation of investment securities	**413**	44,911	43,567
16	Amortization of goodwill	**4,258**	3,554	8,717
17	Amortization of consolidated adjustment accounts	**1,331**	9,023	29,166
18	Equity in earnings of affiliates	**(1,125)**	(4,429)	(6,721)
19	Increase in trade receivable	**(963,992)**	(1,202,621)	(1,089,832)
20	Increase (decrease) in inventories	**12,765**	(61,363)	(29,020)
21	Increase in trade payable	**151,848**	492,791	286,790
22	Increase in insurance reserve fund	**(114,064)**	—	(158,977)
23	Other	**(145,482)**	44,835	428,824
	Subtotal	**661,500**	827,090	2,344,220
24	Interest and dividend received	**8,214**	17,980	37,838
25	Interest paid	**(16,076)**	(34,652)	(50,733)
26	Income taxes paid	**(1,137,350)**	(466,774)	(785,495)
	Net cash provided by (used in) operating activities	**(483,711)**	343,643	1,545,830

		October 1, 2003 to March 31, 2004	October 1, 2002 to March 31, 2003	October 1, 2002 to September 30, 2003
		Amount	Amount	Amount
II	Cash flows from investing activities			
1	Purchase of time deposits	**(10,010)**	—	—
2	Purchase of securities	**(298,540)**	(299,700)	(299,700)
3	Proceeds from sales of securities	**300,000**	—	200,000
4	Purchase of tangible fixed assets	**(124,150)**	(126,050)	(188,696)
5	Proceeds from sales of tangible fixed assets	**90**	154,169	1,959,759
6	Purchase of intangible fixed assets	**(90,244)**	(101,425)	(294,696)
7	Proceeds from sales of intangible fixed assets	**72**	—	—
8	Purchase of investment securities	—	(117,474)	(323,934)
9	Proceeds from sales of investment securities	**52,081**	9,269	80,577
10	Purchase of shares in subsidiary	**(1,400)**	—	(27,000)
11	Advanced for loans receivable	**(35,529)**	(4,930)	(6,630)
12	Collection on loans receivable	**3,230**	2,718	504,973
13	Other	**(10)**	—	(329)
	Net cash provided by (used in) investing activities	**(204,412)**	(483,423)	1,604,324
III	Cash flows from financing activities			
1	Increase (decrease) in short-term borrowings	**400,000**	852,900	(429,100)
2	Proceeds from long-term debt	—	200,000	200,000
3	Repayments of long-term debt	**(151,280)**	(960,146)	(1,486,456)
4	Expenditure on redemption of corporate bonds	**(9,900)**	—	—
5	Issuance of common stock	**349,500**	8,400	54,900
6	Proceeds from sales of treasury stock	—	80,050	80,050
7	Payments of dividends	**(174,823)**	(65,169)	(107,156)
8	Payments of dividends to minority shareholders	**(8,000)**	—	—
9	Other	**(26,165)**	(31,428)	(53,361)
	Net cash provided by (used in) financing activities	**379,331**	84,606	(1,741,123)
IV	Exchange gain/loss on cash and cash equivalents	**(11)**	—	—
V	Net increase (decrease) in cash and cash equivalents	**(308,804)**	(55,173)	1,409,030
VI	Cash and cash equivalents at beginning of period	**5,150,894**	3,741,864	3,741,864
VII	Cash and cash equivalents at end of period *1	**4,842,090**	3,686,690	5,150,894

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the first half of the current consolidated fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following two affiliates accounted for by the equity method. Adgrams Inc. Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. Adgrams Inc. sold parts of its shares on September 24, 2003. Due to its declined stockholding ratio as a result, it was excluded from the application of the equity method as of the same date.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(2) —	(2) The balance sheet dates of affiliates companies differ from the balance sheet date of the Company. Financial statements of their respective first half balance sheet dates are used in the preparation of the consolidated financial statements.	(2) —
3. First half (fiscal year) accounting period of consolidated subsidiaries	The first half balance sheet dates of the consolidated subsidiaries are the same as the first half balance sheet date of the Company.	Same as on the left.	The fiscal year balance sheet dates of the consolidated subsidiaries are the same as the balance sheet date of the Company.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.	c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-10 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. c. Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. c. Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. c. Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(3) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.	(3) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.	(3) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.
	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year.	b. Accrued bonuses Same as on the left.	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period.
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized. (Additional information) As for one of the consolidated affiliates, to allow the provision of retirement benefits for employees, the amount that can be acknowledged to be accrued at end of this consolidated fiscal year had been appropriated based upon estimated amounts of retirement benefit debts and pension funds at end of this consolidated fiscal year.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
			However, the board of directors decided to abolish this retirement benefit program on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at end of this consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.
	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the first half pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits Same as on the left.	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits.
	(4) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first half balance sheet date. Translation gain or loss is accounted as profit or loss.	(4) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(4) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.
	(5) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(5) Accounting for leases Same as on the left.	(5) Accounting for leases Same as on the left.
	(6) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(6) Accounting for major hedges a. Hedge accounting method Same as on the left.	(6) Accounting for major hedges a. Hedge accounting method Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left.
	(7) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	(7) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* Same as on the left.	(7) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on first half consolidated cash flows statements	For the purpose of first half consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.

Reclassifications

Item	October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003
Insurance reserve fund	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the first half of the previous fiscal year was ¥716,487 thousand.	—
Accrued expenses payable	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the first half of the previous fiscal year was ¥527,453 thousand.	—
Proceeds from sale of investment securities	"Proceeds from sale of investment securities," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Proceeds from sale of investment securities" has increased materiality of impact on consolidated financial statements. The "Proceeds from sale of investment securities" for the first half of the previous fiscal year were ¥284 thousand.	—
Increase in insurance reserve fund	"Increase in insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified an listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Increase in insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increase in insurance reserve fund" for the first half of the previous fiscal year was ¥65,537 thousand.	—

Item	October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003
Increment of deposits	—	"Increment of deposits," reported as a component in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified and listed as a component of "Other" in cash flows from operating activities as from the first half of the current consolidated fiscal year, given that the amount of "Increment of deposits" has decreased monetary materiality of impact on consolidated financial statements. The "Increment of deposits" for the first half of the current consolidated fiscal year was ¥52,133 thousand.
Payment of dividends	—	"Payment of dividends," reported as a component of "Other" in cash flows from financial activities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Payment of dividends" has increased materiality of impact on consolidated financial statements. The "Payment of dividends" for the first half of the current consolidated fiscal year was ¥89,200 thousand.

Supplementary Information

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
—	(Accounting for treasury stock and reduction of legal reserves) Effective the first half of the current consolidated fiscal year, the Company has adopted the new accounting standards for treasury stock and reduction of legal reserves (Financial Accounting Standard No. 1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves, Business Accounting Deliberation Council, February 21, 2002). The effect of this change on profit/loss is insignificant. (Consolidated first half balance sheets) Effective the first half of the current consolidated fiscal year, the Company has adopted the ammended "Regulations Regading Termonology, Forms and Methods of Preparation of Consolidated Financial Statements". Accordingly, "Additional paid-in capital" is reclassified as "Capital surplus" and "Retained earnings" is reclassified as "Retained surplus." (Consolidated first half retained earnings statements) Effective the first half of the current consolidated fiscal year, the Company has adopted the ammended "Regulations Regarding Terminology, Forms and Methods of Preparation of Consolidated Financial Statements." Accordingly, "Capital surplus" and "Retained surplus" are listed separately in the consolidated retained earings statement. Furthermore, the "Retained earnings at beginning of period" is presented as "Retained surplus at beginning of period", "Decrease in retained earnings" as "Decrease in retained surplus" and the "Retained earnings at end of period" as "Retained surplus at end of period." Effective the first half of the current consolidated fiscal year, "Net income," reporeted as a separate item in prior periods, is reclassified and presented as a component of "Increase in retained surplus".	—

Notes on Financial Statements

Notes on consolidated balance sheet for the first half

(Thousands of yen)

<table>
<tr><th>As of March 31, 2004</th><th>As of March 31, 2003</th><th>As of September 30, 2003</th></tr>
<tr>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 237,933
Land 606,469
Total 844,402

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 650,000
Long-term debt 361,120
[Current portion of long-term debt] [75,568]
Total 1,011,120</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 248,481
Land 606,469
Total 854,950

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,440,000
Long-term debt 806,690
[Current portion of long-term debt] [445,570]
Total 2,246,690</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 243,091
Land 606,469
Total 849,560

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 500,000
Long-term debt 408,894
[Current portion of long-term debt] [85,558]
Total 908,894</td>
</tr>
<tr>
<td>*2.
—</td>
<td>*2.
—</td>
<td>*2. Non-consolidated subsidiary and affiliate stock includes the following:
Investment securities 9,791</td>
</tr>
<tr>
<td>*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eight banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this first half is as follows:
Limit of overdraft account 6,050,000
Borrowing 1,200,000
Balance 4,850,000</td>
<td>*3.
—</td>
<td>*3. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with seven banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:
Limit of overdraft account 3,700,000
Borrowing 800,000
Balance 2,900,000</td>
</tr>
</table>

Notes on consolidated profit and loss statement for first half

(Thousands of yen)

Oct. 1, 2003 – Mar. 31, 2004		Oct. 1, 2002 – Mar. 31, 2003		Oct. 1, 2002 – Sep. 30, 2003	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	1,298,570	Salaries and wages	1,067,048	Salaries and wages	2,466,512
Miscellaneous wages	764,429	Miscellaneous wages	655,136	Miscellaneous wages	1,335,796
Legal welfare	200,668	Legal welfare	199,726	Legal welfare	399,544
Provision of accrued bonuses	254,193	Provision of accrued bonuses	274,839	Provision of accrued bonuses	277,718
Retirement benefit expenses	79,190	Retirement benefit expenses	94,441	Retirement benefit expenses	171,175
Provision of allowance for officers' retirement benefit	660	Provision of allowance for officers' retirement benefit	544	Provision of allowance for officers' retirement benefit	1,195
Communications expenses	214,416	Communications expenses	185,944	Communications expenses	374,057
Advertisement and sales promotion	69,894	Advertisement and sales promotion	108,805	Advertisement and sales promotion	158,702
Travel and transportation	244,202	Travel and transportation	197,702	Travel and transportation	421,603
Rents	404,660	Rents	290,778	Rents	644,452
Depreciation and amortization	116,024	Depreciation and amortization	103,172	Depreciation and amortization	219,535
Recruitment expense	362,470	Recruitment expense	284,090	Recruitment expense	529,884
Provision of allowance for doubtful accounts	19,919	Provision of allowance for doubtful accounts	26,577	Provision of allowance for doubtful accounts	40,694
*2.		*2. Significant components of gain on sale of fixed assets		*2. Significant components of gain on sale of fixed assets	
—		Machinery and vehicles	666	Machinery and vehicles	666
		Furniture and fixtures	3,033	Furniture and fixtures	3,033
		Total	3,700	Land	105,786
				Total	109,486
*3.		*3. Significant components of loss on sale of fixed assets		*3. Significant components of loss on sale of fixed assets	
—		Machinery and vehicles	341	Machinery and vehicles	341
*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets	
Buildings and structures	330	Machinery and vehicles	5,103	Buildings and structures	370
Machinery and vehicles	770	Furniture and fixtures	3,636	Machinery and vehicles	5,164
Furniture and fixtures	1,557	Software	17,828	Furniture and fixtures	4,718
Total	2,658	Total	26,568	Software	17,828
				Total	28,081
*5.		*5.		*5. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets. The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below:	
—		—		Buildings and structures	20,543
				Furniture and fixtures	667
				Total	21,210
*6.		*6. Penalty on lump-sum advance repayment of debt		*6. Penalty on lump-sum advance repayment of debt	
—					

Notes on consolidated cash flows statement for first half

(Thousand of yen)

<table>
<tr><th>Oct. 1, 2003 – Mar. 31, 2004</th><th>Oct. 1, 2002 – Mar. 31, 2003</th><th>Oct. 1, 2002 – Sep. 30, 2003</th></tr>
<tr>
<td>*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements

Cash and deposits 4,352,087
Fixed deposits with original maturities of over 3 months (10,010)
Money Management Fund 300,001
Free Financial Fund 200,012
Cash and cash equivalents 4,842,090</td>
<td>*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements

Cash and deposits 3,186,639
Money Management Fund 300,047
Free Financial Funds 200,004
Cash and cash equivalents 3,686,690</td>
<td>*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements

Cash and deposits 4,650,781
Money Management Fund 300,104
Free Financial Funds 200,008
Cash and cash equivalents 5,150,894</td>
</tr>
</table>

Securities

First half of the current consolidated fiscal year (as of March 31, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of March 31, 2004		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	910,568	486,594
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	423,973	910,568	486,594

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	10,916
Other securities without market quotations (excluding OTC shares)	92,516
Free Financial Fund	200,012
Money Management Fund	300,001
Commercial paper	298,667

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the first half. The amount of impairment was ¥413 thousand.

First half of the previous consolidated fiscal year (as of March 31, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of March 31, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	167,795	170,364	2,568
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	496,439	496,940	500
(3) Other securities	—	—	—
Total	664,234	667,304	3,069

Notes:

1. The hybrid (combined) instruments (¥200,000 thousand), included as a component of "Other securities," were revalued on the consolidated first half balance sheet date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.
2. Equity securities (acquisition cost) are reported at fair value after adjustment for impairment.
   As regards impairment of the equity securities in question, if the market value declines 50% or so compared to the acquisition cost at the end of the first half of the current consolidated fiscal year, they will be impaired and if it declines somewhere between 30% and 50%, they will be impaired to such an extent as deemed necessary in consideration of the possibility of their recovery.
   The amount of impairment was ¥18,900 thousand.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	7,500
Other securities without market quotations (excluding OTC shares)	208,536
Free Financial Fund	200,004
Money Management Fund	300,047

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the first half. The amount of impairment was ¥23,011 thousand.

Previous consolidated fiscal year (As of September 30, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of September 30, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	352,155	403,877	51,721
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	300,000	301,120	1,120
(3) Other securities	—	—	—
Total	652,155	704,997	52,841

Note: The hybrid (combined) instruments (¥200,000 thousand), included as a component of "Other securities," were revalued on the consolidated balance sheet date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	9,791
Other securities without market quotations (excluding OTC shares)	187,980
Free Financial Fund	200,008
Money Management Fund	300,104

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet. The amount of impairment was ¥43,567 thousand.

Derivatives

First half of the current consolidated fiscal year (as of March 31, 2004)

The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

First half of the previous consolidated fiscal year (as of March 31, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Previous consolidated fiscal year (as of September 30, 2003)

Contract values and valuation gains and losses on embedded derivatives in hybrid (combined) instruments are reported in the notes to the section on Securities (1. Securities with market quotations classified as "Other"). The company also enters into interest rate swap transactions. Interest rate swaps which qualify for hedge accounting are not reported.

Segment Information

(1) Information on the business segments

First half of the current consolidated fiscal year (October 1, 2003 – March 31, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	13,779,787	5,894,810	2,677,985	228,377	22,580,961	–	22,580,961
(2) Inter-segment sales or transfers	143,760	25,865	41,000	4,295	214,921	(214,921)	–
Total	13,923,548	5,920,676	2,718,985	232,672	22,795,883	(214,921)	22,580,961
Operating expenses	12,435,808	5,634,918	2,629,177	247,499	20,947,403	38,994	20,986,398
Operating income or loss (Δ)	1,487,740	285,757	89,807	Δ14,826	1,848,479	(253,916)	1,594,563

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥268,180 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2002 – March 31, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	11,181,421	5,263,190	1,929,946	342,974	18,717,534	–	18,717,534
(2) Inter-segment sales or transfers	231,683	15,171	39,261	19,021	305,138	(305,138)	–
Total	11,413,105	5,278,362	1,969,208	361,996	19,022,672	(305,138)	18,717,534
Operating expenses	10,128,804	4,997,761	1,982,863	382,571	17,492,000	(4,728)	17,487,272
Operating income or loss (Δ)	1,284,300	280,601	Δ13,655	Δ20,574	1,530,671	(300,409)	1,230,261

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥334,269 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. Change of the business segments

   Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from this fiscal year. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

   Segment information for the consolidated first half of the September 2002 fiscal year would have been as follows, if business segment under the previous-year consolidated first half had been applied.

First half of the consolidated September 2002 fiscal year (October 1, 2001 – March 31, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to external customers	8,188,226	2,261,460	1,584,486	304,318	12,338,492	–	12,338,492
(2) Inter-segment sales or transfers	194,663	12,725	220,347	21,693	449,429	(449,429)	–
Total	8,382,889	2,274,186	1,804,834	326,011	12,787,922	(449,429)	12,338,492
Operating expenses	7,409,581	2,248,079	1,836,004	343,284	11,836,949	(289,974)	11,546,974
Operating income or loss (Δ)	973,308	26,107	Δ31,169	Δ17,272	950,973	(159,455)	791,517

Previous consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to external customers	22,205,911	10,713,647	4,313,317	712,535	37,945,412	–	37,945,412
(2) Inter-segment sales or transfers	382,414	39,293	489,027	53,246	963,982	(963,982)	–
Total	22,588,326	10,752,940	4,802,345	765,782	38,909,394	(963,982)	37,945,412
Operating expenses	20,318,356	10,158,932	4,600,921	741,118	35,819,328	(329,231)	35,490,096
Operating income or loss (Δ)	2,269,970	594,007	201,424	24,663	3,090,065	(634,750)	2,455,315

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Employee search and placement services, agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is ¥581,355 thousand. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

4. Change of the business segments

   Due to a realignment of the Group business activities, Fullcast discloses its results of operations according to the aforementioned Note 2. "Business segments" as from this fiscal year. The human resources contracting of technical staff and engineer dispatching services, which made up the Technical Business in the September 2002 fiscal year, have been combined with data communication services, which had been included in Other Business in the previous fiscal year, are provided in the Technology Business segment.

   Segment information for the consolidated September 2002 fiscal year would have been as follows, if business segment under the previous consolidated fiscal year had been applied.

Consolidated September 2002 fiscal year (October 1, 2001 – September 30, 2002)

(Thousands of yen)

	Spot Business	Factory Business	Technical Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income							
Net sales							
(1) Sales to external customers	16,391,568	5,824,213	3,361,450	742,637	26,319,869	–	26,319,869
(2) Inter-segment sales or transfers	389,366	48,111	356,478	31,591	825,547	(825,547)	–
Total	16,780,935	5,872,324	3,717,928	774,228	27,145,417	(825,547)	26,319,869
Operating expenses	15,032,438	5,720,408	3,740,194	776,720	25,269,762	(460,930)	24,808,831
Operating income or loss (Δ)	1,748,497	151,915	Δ22,266	Δ2,491	1,875,654	(364,617)	1,511,037

(2) Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

(3) Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥74,283.03	Shareholders' equity per share ¥183,441.13	Shareholders' equity per share ¥198,486.00
Net income per share (basic) ¥6,702.81	Net income per share (basic) ¥12,393.73	Net income per share (basic) ¥27,373.46
Net income per share (diluted) ¥6,676.80	Net income per share (diluted) ¥12,367.62	Net income per share (diluted) ¥27,118.49

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Net income	895,476	540,143	1,196,630
Net income (basic)	895,476	540,143	1,196,630
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	133,597 shares	43,582 shares	43,715 shares
Net income available to common stock after effect of dilutive stock	–	–	–
Effect of dilutive stock Stock acquisition rights	520 shares	92 shares	411 shares
Increase in common shares	520 shares	92 shares	411 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	–	–	–

2. In this reporting first half the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.
   Per share information for the previous-year consolidated first half the prior consolidated fiscal year calculated on the assumption that this stock split was carried out at the beginning of the previous-year period is given as follows:

Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share ¥61,147.04	Shareholders' equity per share ¥66,162.00
Net income per share (basic) ¥4,131.24	Net income per share (basic) ¥9,124.48
Net income per share (diluted) ¥4,122.54	Net income per share (diluted) ¥9,039.49

Subsequent Events

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
1. Stock split In accordance with the decision by the Company's board of directors on March 8, 2004, it will float new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of May 20, 2004, the Company will split common shares on a two-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 137,982 share b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of March 31, 2004 will be split on a basis of two-for-one stock split. c. The initial date of reckoning stock dividends April 1, 2004 Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term would have been as follows:	—	1. Stock split In accordance with the decision by the Company's board of directors on September 8, 2003, it floated new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of November 20, 2003, the Company split common shares on a three-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 89,658 share b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of September 30, 2003 was split on a basis of three-for-one stock split. c. The initial date of reckoning stock dividends October 1, 2003 Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term and per share information for the current consolidated fiscal year if it had been implemented at the beginning of the current term would have been as follows:

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share		
¥37,141.51	¥30,573.52	¥33,081.00
Net income per share (basic)		
¥3,351.40	¥2,065.62	¥4,562.24
Net income per share (diluted)		
¥3,338.40	¥2,061.27	¥4,519.74

Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share	
¥66,162.00	¥57,109.11
Net income per share (basic)	
¥9,124.48	¥2,634.10
Net income per share (diluted)	
¥9,039.49	¥2,604.61

<table>
<tr><th>October 1, 2003 – March 31, 2004</th><th>October 1, 2002 – March 31, 2003</th><th>October 1, 2002 – September 30, 2003</th></tr>
<tr><td>
2. Equity swap
Fullcast signed an agreement to swap shares in accordance with the decision by its board of directors on March 8, 2004 and will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap.
Issuance of new shares will be executed without approval of shareholders' general meeting in compliance with Paragraph 1, Article 358 of the Commercial Code of Japan.
The matters concerning this equity swap are given below:

(1) Purpose of equity swap
To mutually complement management resources, step up both companies' fiscal structure and promote growth.

(2) Date of equity swap
June 1, 2004

(3) Ratio of equity swap
<table>
<tr><th></th><th>Fullcast Co., Ltd.</th><th>Apayours Co., Ltd.</th></tr>
<tr><td>Equity swap ratio</td><td>1</td><td>0.68</td></tr>
</table>

(4) Number of substitute treasury stock to be issued
Common stock 2,765 shares

(5) Summary of the company that is to become Fullcast's wholly owned subsidiary
Name: Apayours Co., Ltd.
Business activities:
Light work contractor

(Fiscal year ended May 31, 2003)
(Unit: thousands of yen)
<table>
<tr><td>Net sales</td><td>2,178,090</td></tr>
<tr><td>Ordinary income</td><td>33,503</td></tr>
<tr><td>Current net income</td><td>50,762</td></tr>
<tr><td>Total asset</td><td>525,223</td></tr>
<tr><td>Net asset</td><td>263,853</td></tr>
</table>
</td><td></td><td>
2. Stock acquisition rights
The Company's board of directors approved the issuance of stock acquisition rights in the 10th regular general meeting of shareholders on December 20, 2002 in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. This was supposed to take the form of stock options up to 1,200 shares of common stock. However, the board of directors decided not to issue the stock acquisition rights in the form of stock options based upon the said resolution in a board of directors' meeting on November 20, 2003.
The Board of Directors on November 20, 2003 approved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. The resolution passed at the Annual General Meeting of Shareholders held on December 19, 2003.

Details of stock acquisition rights:

(1) Type of shares
Common stock of the Company

(2) Number of shares to be issued under stock acquisition rights
Up to 2,000 shares

(3) Total number of stock acquisition rights to be issued
2,000

(4) Issue price of stock acquisition rights
To be issued without receipt of consideration
</td></tr>
</table>

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		(5) Amount to be paid upon exercise of stock acquisition rights The amount to be paid upon exercise of the stock acquisition rights (the "exercise price) shall be the amount which is equal to the product of the higher price of either the average of daily closing prices of common stock in regular transactions on the Tokyo Stock Exchange market in the month preceding the month in which the stock acquisition rights are issued (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply) and 1.03. Any fraction less than one yen shall be rounded up to the nearest yen. (6) Exercise period Within five years from the date of issuing the rights, the period will be decided at a meeting of the Board of Directors of the Company. (7) Conditions for exercise a. A person granted the stock acquisition rights must be in the position of director, auditor or employee of the Company, its subsidiary or affiliate at the time of exercise of the stock acquisition rights. b. A person granted the stock acquisition rights shall be deemed to maintain the position of director, auditor or employee of the Company, its subsidiary or affiliate, in case the said person loses this position on account of retirement from office or retirement due to the attainment of retirement age. The Conditions regarding the exercise of the rights by the said person follow the contract mentioned in d. c. If a person who was allocated the rights dies, that person's successor will be able to exercise the person's rights. The Conditions regarding the exercise of the rights by the successor follow the contract mentioned in d.

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		d. Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights, in accordance with the resolution of the 11th Annual General Meeting of Shareholders and the meeting of the Board of Directors. (8) Restriction on transfer of stock acquisition rights Transfer of stock acquisition rights shall be subject to approval of the Board of Directors.



May 10, 2004

Summary of Individual Financial Statements for the First Half of the Fiscal Year Ending September 30, 2004

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	Second Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone:	+81-3-3780-9507
Board meeting for approving:	May 10, 2004
Interim dividend system:	Available
Date of paying an interim dividend:	June 8, 2004
Revised unit stock system:	None

1. Financial Results for the First Half of the Fiscal Year Ending September 30, 2004 (October 1, 2003 – March 31, 2004)

(1) Business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2004	13,603	20.3	1,157	34.6	1,192	24.7
First half ended March 2003	11,303	51.8	859	38.3	956	42.3
Year ended September 2003	22,302	—	1,608	—	1,783	—

	Net income for the first half		Net income per share for the first half
	Millions of yen	%	Yen
First half ended March 2004	692	66.3	5,181.06
First half ended March 2003	416	69.0	9,550.20
Year ended September 2003	914	—	20,928.55

Notes:

1. Average number of shares outstanding
   - First half ended March 2004: 133,597 shares
   - First half ended March 2003: 43,582 shares
   - Year ended September 2003: 43,715 shares
2. Changes in accounting principles applied: None
3. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) State of dividends

	Annual dividends per share	
	First half	At end of the period
	Yen	Yen
First half ended March 2004	1,000.00	—
First half ended March 2003	1,000.00	—
Year ended September 2003	—	5,000.00

Note: Breakdown of the dividend at end of the first half ended March 31, 2004
Commemorative dividend ¥
Bonus dividend ¥

(3) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2004	13,638	9,451	69.3	69,865.66
First half ended March 2003	13,375	7,793	58.3	178,038.91
Year ended September 2003	12,368	8,325	67.3	189,510.38

Notes: 1. Number of stocks issued at end of the period
As of March 31, 2004: 135,282 shares
As of March 31, 2003: 43,774 shares
As of September 30, 2003: 43,929 shares
2. Number of treasury stocks at end of the period
As of March 31, 2004: 2,700 shares
As of March 31, 2003: 900 shares
As of September 30, 2003: 900 shares

2. Forecast for Financial Results for the Fiscal Year Ending September 2004 (October 1, 2003 – September 30, 2004)

	Net sales	Ordinary income	Net income	Annual dividends per share	
				At end of the period	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full year	27,000	2,100	1,100	500.00	1,500.00

Reference: Estimated net income per common share for the full year: 4,077.08 yen

Note: Figures stated above a rounded down to the nearest million yen.
Estimated earnings per share for the fiscal year ending September 30, 2004 (full year) is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split.
The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the *"Outlook for the Next Fiscal Year"* on page 9. Also, please refer to pages 24 and 25.

1. Financial Statements for the First Half

(1) Balance Sheet for the First Half

(Thousands of yen)

			As of March 31, 2004			As of March 31, 2003			As of September 30, 2003		
			Amount		%	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			**2,429,163**			1,701,059			3,264,966	
2	Trade notes			**17,628**			6,446			9,489	
3	Accounts receivable			**3,634,559**			3,113,706			2,828,503	
4	Securities			**798,681**			897,171			801,233	
5	Inventories			**28,994**			25,017			23,765	
6	Short-term loans receivable			**1,297,261**			1,338,798			454,532	
7	Other current assets			**351,391**			268,112			288,569	
	Allowance for doubtful accounts			**(50,832)**			(59,329)			(51,222)	
	Total current assets			**8,506,847**	**62.4**		7,290,983	54.5		7,619,926	61.6
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings	*1	**564,827**			661,189			552,195		
	Accumulated depreciation		**140,652**	**424,174**		142,773	518,416		123,227	428,967	
(2)	Automotive equipment		**14,932**			15,279			16,563		
	Accumulated depreciation		**6,672**	**8,259**		4,996	10,282		7,368	9,195	
(3)	Furniture and fixtures		**359,889**			313,479			325,031		
	Accumulated depreciation		**214,631**	**145,257**		150,938	162,540		180,786	144,244	
(4)	Land	*1		**606,469**			2,343,411			606,469	
(5)	Constriction in progress			—			2,570			9,720	
	Total tangible fixed assets			**1,184,161**	**8.7**		3,037,221	22.7		1,198,597	9.7
2	Intangible fixed assets										
(1)	Software			**880,832**			460,285			852,738	
(2)	Software in progress			—			256,899			—	
(3)	Telephone subscription right			**24,808**			24,808			24,808	
	Total intangible fixed assets			**905,641**	**6.6**		741,993	5.6		877,547	7.1
3	Investment and other assets										
(1)	Investment securities			**1,536,527**			983,763			1,123,900	
(2)	Insurance reserve fund			**900,505**			696,043			787,939	
(3)	Other			**620,671**			644,746			791,931	
	Allowance for doubtful accounts			**(16,009)**			(19,769)			(30,869)	
	Total investment and other assets			**3,041,695**	**22.3**		2,304,784	17.2		2,672,902	21.6
	Total fixed assets			**5,131,497**	**37.6**		6,084,000	45.5		4,749,046	38.4
III	Deferred assets										
1	Discount on bond			—			33			16	
	Total deferred assets			—	—		33	0.0		16	0.0
	Total assets			**13,638,344**	**100.0**		13,375,016	100.0		12,368,989	100.0

(Thousands of yen)

		As of March 31, 2004			As of March 31, 2003			As of September 30, 2003		
		Amount		%	Amount		%	Amount		%
	Liabilities									
I	Current liabilities									
1	Accounts payable trade		**22,970**			52,371			34,924	
2	Short-term borrowings *1		**1,300,000**			2,160,000			900,000	
3	Current portion of long-term debt *1		**75,568**			445,570			85,558	
4	Accounts payable-other		**1,009,915**			945,997			649,670	
5	Income taxes payable		**530,000**			552,303			674,052	
6	Accrued bonuses		**163,374**			187,705			161,123	
7	Common stock preemptive right		—			3,975			3,510	
8	Other current liabilities		**418,972**			524,176			922,501	
	Total current liabilities		**3,520,800**	**25.8**		4,872,098	36.4		3,431,340	27.7
II	Fixed liabilities									
1	Long-term debt *1		**285,552**			361,120			323,336	
2	Allowance for employee retirement benefits		**156,105**			139,449			144,217	
3	Other fixed liabilities		**224,320**			208,872			145,092	
	Total fixed liabilities		**665,978**	**4.9**		709,442	5.3		612,646	5.0
	Total liabilities		**4,186,778**	**30.7**		5,581,541	41.7		4,043,987	32.7
	Shareholders' equity									
I	Common stock		**3,464,100**	**25.4**		3,266,100	24.4		3,289,350	26.6
II	Capital surplus									
1	Capital reserve	**2,692,718**			2,490,758			2,514,473		
	Total capital surplus		**2,692,718**	**19.7**		2,490,758	18.6		2,514,473	20.3
III	Retained surplus									
1	Legal reserve of earned surplus	**13,020**			13,020			13,020		
2	Voluntary reserve									
	(1) Contingent reserve	**500,000**			500,000			500,000		
	Total voluntary reserve	**500,000**			500,000			500,000		
3	Unappropriated retained earning at the end of the term	**2,874,144**			1,902,783			2,357,684		
	Total earned surplus		**3,387,164**	**24.8**		2,415,803	18.1		2,870,704	23.2
IV	Net unrealized holding gains on securities		**288,550**	**2.1**		1,780	0.0		31,440	0.3
V	Treasury stock		**(380,966)**	**(2.7)**		(380,966)	(2.8)		(380,966)	(3.1)
	Total shareholder's equity		**9,451,566**	**69.3**		7,793,475	58.3		8,325,001	67.3
	Total liabilities and shareholders' equity		**13,638,344**	**100.0**		13,375,016	100.0		12,368,989	100.0

(2) Profit and Loss Statement for the First Half

(Thousands of yen)

	October 1, 2003 to March 31, 2004			October 1, 2002 to March 31, 2003			October 1, 2002 to September 30, 2003		
	Amount		%	Amount		%	Amount		%
I Net sales		13,603,420	100.0		11,303,604	100.0		22,302,927	100.0
II Cost of sales		9,302,485	68.4		7,593,038	67.2		15,031,613	67.4
Gross profit		4,300,934	31.6		3,710,565	32.8		7,271,314	32.6
III Selling, general and administrative expenses		3,143,748	23.1		2,850,666	25.2		5,663,294	25.4
Operating income		1,157,186	8.5		859,899	7.6		1,608,019	7.2
IV Non-operating income									
1 Interest income	10,306			24,944			51,209		
2 Rental income	74,729			81,136			127,083		
3 Other	70,250	155,286	1.1	52,094	158,175	1.4	132,569	310,861	1.4
V Non-operating expenses									
1 Interest expense	15,789			33,257			48,089		
2 Amortization of software	4,262			4,999			10,000		
3 Transferred from allowance for bad debts	2,212			—			—		
4 Other	97,215	119,480	0.9	23,205	61,462	0.5	77,535	135,625	0.6
Ordinary income		1,192,993	8.7		956,611	8.5		1,783,256	8.0
VI Extraordinary income									
1 Gain on sale of fixed assets *1	—			3,700			109,486		
2 Gain on sale of investment securities	29,161			284			30,686		
3 Reversal of allowances for doubtful accounts	8,863			2,943			10,645		
4 Life insurance surrendered value	—	38,025	0.3	5,084	12,011	0.1	5,794	156,613	0.7
VII Extraordinary loss									
1 Loss on disposal of fixed assets *2	1,548			2,857			3,761		
2 Loss on sale of investment securities	314			3,225			3,318		
3 Loss on valuation of investment securities	413			48,574			50,230		
4 Loss on insurance cancellation	6,277			—			—		
5 Penalty *3	—			16,001			16,001		
6 Loss on relocation of the head office *4	—	8,552	0.1	—	70,659	0.6	57,957	131,268	0.6
Net income before taxes for the current term		1,222,465	8.9		897,964	8.0		1,808,600	8.1
Current income taxes	530,518			552,409			969,303		
Deferred income taxes	(228)	530,290	3.9	(70,662)	481,747	4.3	(75,595)	893,708	4.0
Net income		692,175	5.0		416,217	3.7		914,891	4.1
Differentials from disposal of treasury stock		—			46,938			46,938	

	October 1, 2003 to March 31, 2004		October 1, 2002 to March 31, 2003		October 1, 2002 to September 30, 2003	
	Amount	%	Amount	%	Amount	%
Balance brought forward	**2,181,968**		1,242,224		1,242,224	
Unappropriated earned surplus from stock split	—		291,280		291,280	
Amount of interim dividends	—		—		43,774	
Unappropriated earned surplus for the current term	**2,874,144**		1,902,783		2,357,684	

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
1. Standards for valuing securities and the valuation method	(1) Shares in subsidiaries and affiliated companies Cost accounting method through the moving average method (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the date of account settlement. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left.
2. Standards for valuing derivatives, etc. and the valuation method	Derivatives Market value method.	Derivatives Same as on the left.	Derivatives Same as on the left.
3. Standards for valuing inventory and the valuation method	(1) Supplies Supplies are stated at cost determined primarily by the first-in-first-out method. (2) Raw materials —	(1) Supplies Same as on the left. (2) Raw materials Raw materials are stated at cost determined primarily by the first-in-first-out method.	(1) Supplies Same as on the left. (2) Raw materials —

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
4. The method of depreciating fixed assets	(1) Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-10 years (2) Intangible fixed assets The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 2-56 years Automotive equipment 2-6 years Furniture and fixtures 3-19 years (2) Intangible fixed assets Same as on the left.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 2-56 years Automotive equipment 2-6 years Furniture and fixtures 3-19 years (2) Intangible fixed assets Same as on the left.
5. Standards for deferred assets	(1) New stock issue expenses Expensed as accrued. (2) Discount on bond Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(1) New stock issue expenses Same as on the left. (2) Discount on bond Same as on the left.	(1) New stock issue expenses Same as on the left. (2) Discount on bond Same as on the left.
6. Recognition of allowances	(1) Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses Same as on the left.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(2) Accrued bonuses Same as on the left.	(3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
7. Accounting for leases	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Accounted for by the method similar to that applicable to ordinary operating leases.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.
8. Accounting for major hedges	(1) Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method. (2) Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings (3) Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left.	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left.

Item	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
	(4) Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged	(4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.	(4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
9. Other significant accounting policies in the preparation of financial statements	Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	Accounting for consumption taxes Same as on the left.	Accounting for consumption taxes Same as on the left.

Reclassifications

Item	October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003
Securities	—	"Securities," reported as a component of "Other" in current assets on the balance sheet at the end of the first half of the previous fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Securities" exceeds 5% of the total assets. The "Securities" at the end of the first half of the previous consolidated fiscal year was ¥499,777 thousand.
Insurance reserve fund	—	"Insurance reserve fund," reported as a component of "Other" in "Investment and other assets" under fixed assets on the balance sheet at the end of the first half of the previous fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" at the end of the first half of the previous consolidated fiscal year was ¥530,863 thousand.

Supplementary Information

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
—	(Accounting for treasury stock and reduction of legal reserves) Effective the first half of the current fiscal year, the Company has adopted the new accounting standards for treasury stock and reduction of legal reserves (Financial Accounting Standard No. 1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves, Business Accounting Deliberation Council, February 21, 2002). The effect of this change on profit/loss is insignificant. (First half balance sheet) "Capital reserve," reported as an independent item until the prior term, is reported as a component of "Capital surplus" from the current term due to revision to rules and regulations for financial statements. "Legal reserve of earned surplus," reported as an independent item until the prior term, is reported as a component of "Earned surplus" from the current term due to revision to rules and regulations for financial statements. "Voluntary reserve," reported as a component of "Other surplus" until the prior term, is reported as a component of "Earned surplus" from the current term due to revision to rules and regulations for financial statements. "Unappropriated earned surplus for the current term," reported as a component of "Other surplus" until the prior term, is reported as a component of "Earned surplus" from the current term due to revision to rules and regulations for financial statements.	—

Notes on Financial Statements

Notes on balance sheet for the first half

(Thousands of yen)

<table>
<tr><th>As of March 31, 2004</th><th>As of March 31, 2003</th><th>As of September 30, 2003</th></tr>
<tr>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings 237,933
Land 606,469
Total 844,402

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 650,000
Long-term debt 361,120
[Current portion of long-term debt] [75,568]
Total 1,011,120</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings 248,481
Land 606,469
Total 854,950

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 1,440,000
Long-term debt 806,690
[Current portion of long-term debt] [445,570]
Total 2,246,690</td>
<td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings 243,091
Land 606,469
Total 849,560

Liabilities corresponding to assets pledged as collateral:
Short-term borrowings 500,000
Long-term debt 408,894
[Current portion of long-term debt] [85,558]
Total 908,894</td>
</tr>
<tr>
<td>*2. Guarantee obligation
The Company guaranteed loans taken out by the following affiliated company from financial institutions.
Fullcast Technology Co., Ltd. 29,870</td>
<td>*2. Guarantee obligation
The Company guaranteed loans taken out by the following affiliated companies from financial institutions.
Fullcast Office Support Co., Ltd. 33,328
Fullcast Technology Co., Ltd. 118,802</td>
<td>*2. Guarantee obligation
The Company guaranteed loans taken out by the following affiliated companies from financial institutions.
Fullcast Office Support Co., Ltd. 16,660
Fullcast Technology Co., Ltd. 63,336</td>
</tr>
<tr>
<td>*3. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 8 banks. The balance of borrowing executed under the overdraft agreement at the end of the first half of the current consolidated fiscal year is as follows:

Limit of overdraft 6,000,000
Amount borrowed 1,200,000
Balance 4,800,000</td>
<td>*3.
—</td>
<td>*3. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 7 banks. The balance of borrowing executed under the overdraft agreement at the end of the current consolidated fiscal year is as follows:

Limit of overdraft 3,250,000
Amount borrowed 800,000
Balance 2,450,000</td>
</tr>
</table>

Notes on profit and loss statement for first half

(Thousands of yen)

<table>
<tr><th>Oct. 1, 2003 – Mar. 31, 2004</th><th>Oct. 1, 2002 – Mar. 31, 2003</th><th>Oct. 1, 2002 – Sep. 30, 2003</th></tr>
<tr><td>*1.
—</td><td>*1. Significant components of gain on sale of fixed assets
Automotive equipment 666
Furniture and fixtures 3,033
Total 3,700</td><td>*1. Significant components of gain on sale of fixed assets
Automotive equipment 666
Furniture and fixtures 3,033
Land 105,786
Total 109,486</td></tr>
<tr><td>*2. Significant components of loss on disposal of fixed assets
Buildings 115
Automotive equipment 398
Furniture and fixtures 1,034
Total 1,548</td><td>*2. Significant components of loss on disposal of fixed assets
Furniture and fixtures 2,857</td><td>*2. Significant components of loss on disposal of fixed assets
Furniture and fixtures 3,761</td></tr>
<tr><td>*3.
—</td><td>*3. Penalty on lump-sum advance repayment of debt</td><td>*3. Penalty on lump-sum advance repayment of debt</td></tr>
<tr><td>*4.
—</td><td>*4.
—</td><td>*4. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets.
The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below:
Buildings 18,303</td></tr>
<tr><td>*5. Amount of depreciation
Tangible fixed assets 55,666
Intangible fixed assets 77,150</td><td>*5. Amount of depreciation
Tangible fixed assets 52,789
Intangible fixed assets 74,221</td><td>*5. Amount of depreciation
Tangible fixed assets 110,545
Intangible fixed assets 150,444</td></tr>
</table>

Notes to Securities

There were no securities with market quotations during the first half of the current consolidated fiscal year, the first half of the previous consolidated fiscal year and the previous consolidated fiscal year among equity securities in the Company's subsidiaries and affiliates.

Per Share Information

The Company draws up financial statements for the first half of the current fiscal year; thus, per share information is left out.

Subsequent Events

<table>
<tr><th>October 1, 2003 – March 31, 2004</th><th>October 1, 2002 – March 31, 2003</th><th>October 1, 2002 – September 30, 2003</th></tr>
<tr>
<td>1. Stock split
In accordance with the decision by the Company's board of directors on March 8, 2004, it will float new stock through stock split as given below:

(1) Objective of the stock split
To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company.

(2) Summary of the stock split
As of May 20, 2004, the Company will split common shares on a two-for-one-stock-split basis according to the following:
a. Number of shares to be increased through the stock split
Common stock: 137,982 share
b. How to split up
The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of March 31, 2004 will be split on a basis of two-for-one stock split.
c. The initial date of reckoning stock dividends
April 1, 2004</td>
<td>—</td>
<td>1. Stock split
In accordance with the decision by the Company's board of directors on September 8, 2003, it floated new stock through stock split as given below:

(1) Objective of the stock split
To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company.

(2) Summary of the stock split
As of November 20, 2003, the Company split common shares on a three-for-one-stock-split basis according to the following:
a. Number of shares to be increased through the stock split
Common stock: 89,658 share
b. How to split up
The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of September 30, 2003 was split on a basis of three-for-one stock split.
c. The initial date of reckoning stock dividends
October 1, 2003
Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term and per share information for the current consolidated fiscal year if it had been implemented at the beginning of the current term would have been as follows:

<table>
<tr><th>11th</th><th>10th</th></tr>
<tr><td colspan="2">Shareholders' equity per share</td></tr>
<tr><td>¥63,170.12</td><td>¥54,200.77</td></tr>
<tr><td colspan="2">Net income per share (basic)</td></tr>
<tr><td>¥6,976.18</td><td>¥1,868.49</td></tr>
<tr><td colspan="2">Net income per share (diluted)</td></tr>
<tr><td>¥6,911.20</td><td>¥1,847.57</td></tr>
</table>
</td>
</tr>
</table>

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003

October 1, 2003 – March 31, 2004

2. Equity swap

Fullcast signed an agreement to swap shares in accordance with the decision by its board of directors on March 8, 2004 and will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap.

Issuance of new shares will be executed without approval of shareholders' general meeting in compliance with Paragraph 1, Article 358 of the Commercial Code of Japan.

The matters concerning this equity swap are given below:

(1) Purpose of equity swap

To mutually complement management resources, step up both companies' fiscal structure and promote growth.

(2) Date of equity swap

June 1, 2004

(3) Ratio of equity swap

	Fullcast Co., Ltd.	Apayours Co., Ltd.
Equity swap ratio	1	0.68

(4) Number of substitute treasury stock to be issued

Common stock 2,765 shares

(5) Summary of the company that is to become Fullcast's wholly owned subsidiary

Name: Apayours Co., Ltd.

Business activities:

Light work contractor

(Fiscal year ended May 31, 2003)

(Unit: thousands of yen)

Net sales	2,178,090
Ordinary income	33,503
Current net income	50,762
Total asset	525,223
Net asset	263,853

October 1, 2002 – March 31, 2003

October 1, 2002 – September 30, 2003

2. Stock acquisition rights

The Company's board of directors approved the issuance of stock acquisition rights in the 10th regular general meeting of shareholders on December 20, 2002 in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. This was supposed to take the form of stock options up to 1,200 shares of common stock. However, the board of directors decided not to issue the stock acquisition rights in the form of stock options based upon the said resolution in a board of directors' meeting on November 20, 2003.

The Board of Directors on November 20, 2003 approved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan to directors, auditors and employees of the Company and its subsidiaries and affiliates. The resolution passed at the Annual General Meeting of Shareholders held on December 19, 2003.

Details of stock acquisition rights:

(1) Type of shares

Common stock of the Company

(2) Number of shares to be issued under stock acquisition rights

Up to 2,000 shares

(3) Total number of stock acquisition rights to be issued

2,000

(4) Issue price of stock acquisition rights

To be issued without receipt of consideration

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		(5) Amount to be paid upon exercise of stock acquisition rights The amount to be paid upon exercise of the stock acquisition rights (the "exercise price) shall be the amount which is equal to the product of the higher price of either the average of daily closing prices of common stock in regular transactions on the Tokyo Stock Exchange market in the month preceding the month in which the stock acquisition rights are issued (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply) and 1.03. Any fraction less than one yen shall be rounded up to the nearest yen. (6) Exercise period Within five years from the date of issuing the rights, the period will be decided at a meeting of the Board of Directors of the Company. (7) Conditions for exercise a. A person granted the stock acquisition rights must be in the position of director, auditor or employee of the Company, its subsidiary or affiliate at the time of exercise of the stock acquisition rights. b. A person granted the stock acquisition rights shall be deemed to maintain the position of director, auditor or employee of the Company, its subsidiary or affiliate, in case the said person loses this position on account of retirement from office or retirement due to the attainment of retirement age. The Conditions regarding the exercise of the rights by the said person follow the contract mentioned in d. c. If a person who was allocated the rights dies, that person's successor will be able to exercise the person's rights. The Conditions regarding the exercise of the rights by the successor follow the contract mentioned in d.

October 1, 2003 – March 31, 2004	October 1, 2002 – March 31, 2003	October 1, 2002 – September 30, 2003
		d. Other conditions regarding exercise of the right follow the contract concluded between the Company and the person allocated the Rights, in accordance with the resolution of the 11th Annual General Meeting of Shareholders and the meeting of the Board of Directors. (8) Restriction on transfer of stock acquisition rights Transfer of stock acquisition rights shall be subject to approval of the Board of Directors.


FULLCAST
GROUP

November 8, 2004

Brief Announcement of Consolidated Financial Results for the Fiscal Year Ending September 30, 2004


RECEIVED
FEB 0 2 2005
PROCESSING
SECTION
WASH, D.C.
185

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)
Board meeting for approving: November 8, 2004
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the Fiscal Year Ending September 30, 2004 (October 1, 2003 – September 30, 2004)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Fiscal year ended September 2004	49,688	30.9	3,255	32.6	3,292	28.7
Fiscal year ended September 2003	37,945	44.2	2,455	62.5	2,558	72.4

	Net income for the current fiscal year		Net income per share for the current fiscal year	Diluted net income per share for the current fiscal year	ROE	Ratio of ordinary income to total capital	Ratio of ordinary income to sales
	Millions of yen	%	Yen	Yen	%	Yen	%
Fiscal year ended September 2004	1,511	26.3	5,603.88	5,578.67	15.4	18.8	6.6
Fiscal year ended September 2003	1,196	245.0	27,373.46	27,118.49	14.8	17.4	6.8

Notes:
1. Investment profit and loss on equity method (millions of yen)
   Fiscal year ended September 2004: 1
   Fiscal year ended September 2003: 6
2. Average number of shares outstanding (consolidated)
   Fiscal year ended September 2004 269,796 shares
   Fiscal year ended September 2003: 43,715 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended September 2004	19,461	10,977	56.4	40,165.04
Fiscal year ended September 2003	15,493	8,719	56.3	198,486.00

Note: Number of shares outstanding

As of September 30, 2004: 273,312 shares

As of September 30, 2003: 43,929 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal year ended September 2004	-5	-73	1,016	6,088
Fiscal year ended September 2003	1,545	1,604	-1,741	5,150

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 7

Unconsolidated subsidiaries under equity method application: None

Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries

Newly added: 2

Excluded: None

Affiliates accounted for under the equity method

Newly added: None

Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2005 (October 1, 2004 – September 30, 2005)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Half year	32,730	1,980	1,120
Full year	70,420	4,770	2,670

Reference: Estimated net income per common share for the full year: 9,769.05 yen

Note: Figures stated above are rounded down to the nearest million yen.

Estimated earnings per share for the fiscal year ending September 30, 2004 is calculated based on the average number of shares outstanding during the fiscal year after common stocks were split.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2005 Fiscal Year*" section on page 7.



[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

Fullcast Co., Ltd.

Attached Material to Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2003.

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

At the Fullcast Group, sales, operating income, and ordinary income all set records for the consolidated fiscal year ended September 30, 2004. All business segments showed growth.

(1) Operating Highlights in the September 2004 Fiscal Year

Fiscal year ended September 30, 2004 (October 1, 2003 – September 30, 2004)
(Previous period ended September 30, 2003 (October 1, 2002 – September 30, 2003)

1) Consolidated operating highlights

(Millions of yen)

	2004	2003	YoY change
Net sales	49,688	37,945	30.9%
Operating income	3,255	2,455	32.6%
Ordinary income	3,292	2,558	28.7%
Current net income	1,511	1,196	26.3%
Current net income per share	¥5,603.88	¥27,373.46	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the fiscal year ending September 30, 2004, the Fullcast Group's business successfully continued to grow thanks to an increase in orders from both existing and new client companies. This can be attributed to the following factors.

1. Demand for outsourcing services increased in Japan because companies strengthened their development, design, production, logistics and sales activities. We established a nationwide service system promptly by expanding our office network aggressively.
2. Our competitive services and quick response to customer needs enabled us to successfully meet demand proactively.

By segment, business performances by all the Spot, Factory and Technology Business segments improved steadily.

Geographically, orders continued to increase from the Tokai and Western Japan regions, where a local economy made a remarkable recovery, from the first half of the fiscal year.

Meanwhile, selling, general and administrative expenses (SG&A), mainly including personnel expenses, which tend to increased due to an aggressive office network expansion, increased as the Fullcast Group expanded its office network aggressively. As a result, the ratio of selling expenses in sales decreased to 21.9%, down 0.6 percentage points from the previous business year. In addition, 317 million yen in amortization of consolidation account adjustment, which was depreciated in a lump as a result of turning Apayours Co., Ltd. into the Company's wholly owned subsidiary through equity swap on June 1, 2004, was recorded as an extraordinary loss.

As a result, net sales increased 30.9% over the same period last year to 49,688 million yen, with operating income rising 32.6 % to 3,255 million yen and current net income being 1,511 million yen in the current fiscal year in review, up 26.3 % compared to the same time last year.

2) Operating highlight by business segment in the September 2004 Fiscal Year

Spot Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	30,814	22,205	38.8%
Inter-segment	319	382	-16.4%
Total sales	31,134	22,588	37.8%
Operating income	2,863	2,269	26.1%
Operating income margin	9.2%	10.0%	–

In the Spot Business area on the outsourcing market, demand continues to grow in various parts of the nation due to a change in the profit-earning structure and the employment system, which encourages companies to make effective use of outsourcing services instead of having regular employees carry out the entire range of business activities, in addition to a steady recovery of the Japanese economy. Under such business circumstances, in order to strengthen the ability to better meet the client company's needs, the Company continued to improve its network of outlets across the nation from the first half of the fiscal year by opening another 142 outlets in the quarter in review. At the end of the reporting quarter there were a total of 222 outlets for the Spot Business across the nation, namely, 215 operated by Fullcast Co., Ltd. and 7 by Fullcast Office Support Co., Ltd., up 142 from the same period last year. On top of this, 29 outlets by Apayours were added (original 24 outlets and additional 5 new outlets), which brought the total to 251 outlets across the nation, up 171 from the same period last year. Thanks to such aggressive placement of outlets, orders increased not only from the existing industries centered on physical distribution/warehouse-related businesses, which handle consumer electronics, beverages and others, but from new clients involved in food industry as well as nationwide events and sales promotion. As a result, operating results grew.

By region, orders from the Tokai regions increased in particular.

Furthermore, the number of client companies, which adopted the high-quality solution unique to the Group aimed at promoting qualitative improvements of operation to help them improve operational efficiency, rose smoothly. Meanwhile, in terms of SG&A, in order to avoid decrease in income by the increased cost of opening outlets and labor cost due to positive staffing, the Group made effective use of information technology in recruiting staffs efficiently. Thereby, it was able to restrain the cost of employing registered staffs.

As a result, segment sales increased 37.8% from a year earlier to 31,134 million yen, with operating income rising 26.1% to 2,863 million yen.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

Three months ended June 30	2004	2003	YoY change
Sales to external customers	12,234	10,713	14.2%
Inter-segment	34	39	-11.5%
Total sales	12,269	10,752	14.1%
Operating income	564	594	-4.9%
Operating income margin	4.6%	5.5%	–

In the Factory Business segment in the wake of the lifting of a ban on dispatching workers to production line work under the revised Worker Dispatch Law, which took effect as from March 1, 2004, Fullcast Factory Co., Ltd. and Fullcast Central Co., Ltd. made available the system, which allows a client company to choose between dispatching of temporary staffs and providing work by contract; thereby meeting its needs better.

Fullcast Factory, a specialist company that provides production line work for industries other than the automotive industry, saw orders from production lines for high-performance cellular phones with camera functionality and digital consumer electronics, such as DVD recorders with HDD or thin-type televisions, remained brisk throughout the fiscal year. In addition, orders from the food and beverage industries increased.

Similarly, business performance by Fullcast Central, a specialist company the provides production line work for the

automotive industry, grew further, thanks to a steady increase in orders from its main clients, but from new client companies as well due to strong overseas demand.

In terms of SG&A, foreseeing the future expansion of business, the Company beefed up staffing actively. In consequence, personnel expenses increased and the cost of hiring also rose because so-called "mismatch in employment" became evident and recruiting activities became increasingly difficult as employment conditions became better and better.

As a result, segment sales increased 14.1% from the same period of the preceding year to 12,269 million yen, with operating income, down 4.9% to 564 million yen.

At the end of the reporting quarter there were a total of 43 outlets across the nation, 24 operated by Fullcast Factory, up 5 from the same period last year, and 19 by Fullcast Central, up 6.

Technology Business

(Millions of yen)

	2004	2003	YoY change
Sales to external customers	6,212	4,313	44.0%
Inter-segment	52	489	-89.3%
Total sales	6,264	4,802	30.4%
Operating income	324	201	60.9%
Operating income margin	5.2%	4.2%	–

In the Technology Business, which is mainly specialized in dispatching technical experts, with a growing demand for semiconductors, personal computers and liquid crystal digital-related items as the backdrop, the information technology and electronics industries actively invested in research and development and plant and equipment. For this reason, there was a growing demand for technical experts. Against such background, the Company was able to assign 152 newly graduated engineers early. As a result, the utilization rate of engineers rose to 95.5% in the fiscal year in review. The unit cost of order continued to rise from the previous quarter.

As a result, segment sales increased 30.4% from the same time last year to 6,264 million yen and operating income was 324 million yen, up 60.9% from the same time last year.

(2) Fourth Quarter Business Results Highlights for the September 20004 Fiscal Year
Fourth quarter for FY 2004 (July 1, 2004 – September 30, 2004)
Fourth quarter for FY 2003 (July 1, 2003 – September 30, 2003)

1) Consolidated

(Millions of yen)

	2004 Q4	2003 Q4	YoY change
Net sales	14,819	10,054	47.4%
Operating income	1,100	768	43.3%
Ordinary income	1,131	782	44.6%
Current net income	666	342	94.9%
Current net income per share	2,438.59	7,792.92	–

* As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis.

2) By business segment

Spot Business

(Millions of yen)

	2004 Q4	2003 Q4	YoY change
Sales to external customers	9,536	5,657	68.5%
Inter-segment sales	65	99	-33.6%
Total sales	9,602	5,756	66.8%
Operating income	786	544	44.5%
Operating income margin	8.2%	9.5%	–

Factory Business

(Millions of yen)

	2004 Q4	2003 Q4	YoY change
Sales to external customers	3,296	2,946	11.9%
Inter-segment sales	4	11	-57.7%
Total sales	3,301	2,957	11.6%
Operating income	193	236	-18.4%
Operating income margin	5.8%	8.0%	–

Technology Business

(Millions of yen)

	2004 Q4	2003 Q4	YoY change
Sales to external customers	1,882	1,207	55.9%
Inter-segment sales	3	446	-99.3%
Total sales	1,885	1,653	14.0%
Operating income	182	144	26.5%
Operating income margin	9.7%	8.7%	–

(3) Outlook for the September 2005 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2005 and current status
(October 1, 2004 – September 30, 2005)

(Millions of yen)

	Original projection for the September 2005 fiscal year	Actual results for the September 2004 fiscal year	Rate of progress
Net sales	70,420	49,688	41.7%
Spot Business	45,530	30,814	47.8%
Apayours	4,290	1,319	225.2%
Factory Business	15,200	12,234	24.2%
Technology Business	8,150	6,212	31.2%
Other	1,540	426	261.5%
Operating income	4,830	3,255	48.6%
Ordinary income	4,770	3,292	44.9%
Current net income	2,670	1,511	76.9%
Current net income per share*	9,769.05	5,603.88	–

Reference: Estimated current net income per share (full year): 4,818.56 yen

* Current net income per share was calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis), and stock split, which was implemented on May 20, 2004 (on a two-for-one stock split basis), were implemented at the beginning of the accounting period.

The Group expects to post consolidated net sales of 70,420 million yen, up 41.7% from a year earlier, consolidated ordinary income of 4,770 million yen, up 44.9%, and consolidated current net income of 2,670 million yen, up 76.9%, for the fiscal year ending September 30, 2005

The outlook by business segment is as follows:

1) Spot Business

In the Spot Business segment, our vigorous efforts to open outlets across the nation, according with outlets placed by the fiscal year ended in September 2004, can be expected to begin contributing to operating results.

In the fourth quarter ended September 2004, the sales volume was 9,602 million yen (up 66.8% from the previous quarter) and the operating income was 786 million yen (up 44.5% from the previous quarter), due to the effect of outlet expansion.

By industry, while orders from the amusement industry can be expected to continue to grow as the Company took Apayours Co., Ltd. under its wing in this June, those not only from the physical distribution/warehouse industries, but from the advertising, event management and food industries will likely continue to increase as well.

Furthermore, Fullcast Office Support Co., Ltd., who advanced the expansion of service menu, can expect orders for the Japanese version of PEO, launched in this March, to increase. The division has enjoyed steady expansion of business with the sales volume of 595 million yen in seven months since the launch of the service. The division offering this service is slated to be expanded, which will contribute to profit.

At the same time, Apayours, which became the Company's wholly owned subsidiary through equity swap, will continue to work on rebuilding its profit-earning structure through expansion of customer base leveraged by focused sales efforts, deploying the system and reviewing expenses and others.

2) Factory Business

In the Factory Business segment orders can be expected to grow steadily from the manufacturing sector, which is the segment's main client. Also in the automotive industry, thanks to strong production trends among client companies, our operating results can be expected to grow further.

3) Technology Business

In the Technology Business segment the unit of dispatching technical experts can be expected to continue to grow steadily, serving as an engine of growth in operating results.
Not only Fullcast Technology, but also the unit of dispatching engineers to the auto industry by Fullcast Central will likely expand, which can be expected to contribute to boosting profit as well.
The unit is steadily expanding business with the sales volume of 267 million yen in the fourth quarter ended September 2004, resulting in restoring profitability.

*The Japanese version of professional employer organization (PEO) is a new business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. In the United States, PEO has spread rapidly and been established as an employment system. The Company adapted it to the Japanese actual business climate in compliance with the relevant laws and regulations.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:

   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure)/Prior fiscal year figure x 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock/
   Estimated number of common stocks outstanding during the fiscal year ending September 30, 2005

***Reference*: State of Capital Investment**

(Unit: Millions of yen)

Investment	Capital investment for the September 2004 fiscal year	Capital investment for the September 2005 fiscal year	Main facilities
	Actual amount	Projected	
Software	298	132	Development of attachments to the new core system, etc.
Others (ex. tools, instruments, fixtures)	398	296	Purchase of equipment and PCs for sales offices
Total	696	429	–

Reference: **Changes in Business Results (Consolidated)**

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change %)

	Projection for the September 2005 fiscal year				September 2004 fiscal year		September 2003 fiscal year	
	First half	YoY change	Full year	YoY change	First half	Full year	First half	Full year
Net sales	32,730	45.0	70,420	41.7	22,580	49,688	18,717	37,945
Cost of sales	–	–	–	–	16,091	35,569	13,243	26,946
Gross income on sales	–	–	–	–	6,489	14,118	5,474	10,998
SG&A expense	–	–	–	–	4,894	10,863	4,243	8,543
Operating income	2,000	25.7	4,830	48.6	1,594	3,255	1,230	2,455
Nonoperating income	–	–	–	–	81	187	138	263
Nonoperating expenditure	–	–	–	–	62	150	72	160
Ordinary income	1,980	22.8	4,770	44.9	1,612	3,292	1,296	2,558
Extraordinary income	–	–	–	–	38	36	11	166
Extraordinary loss	–	–	–	–	10	363	88	173
Net income before taxes for current fiscal year	–	–	–	–	1,640	2,966	1,219	2,552
Corporate taxes (incl. other adjustments)	–	–	–	–	715	1,345	638	1,272
Minor shareholders' interests	–	–	–	–	29	109	40	83
Current net income	1,120	25.5	2,670	76.9	895	1,511	540	1,196
	—	—	—	—	59.2	—	45.1	—

2. Changes in ratio to net sales

(Unit: %)

	Projection for the September 2005 fiscal year		September 2004 fiscal year		September 2003 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Cost of sales	70.4	70.4	71.3	71.6	70.8	71.0
Gross income on sales	29.6	29.6	28.7	28.4	29.2	29.0
SG&A expense	23.5	22.7	21.7	21.9	22.6	22.5
Operating income	6.1	6.9	7.0	6.6	6.6	6.5
Ordinary income	6.0	6.8	7.1	6.6	6.9	6.8
Current net income	3.4	3.8	4.0	3.1	2.9	3.1

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	Projection for the September 2005 fiscal year		September 2004 fiscal year		September 2003 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	1.79	1.81	1.66	1.73	1.66	1.70
Operating income	1.49	1.56	1.38	1.48	1.43	1.53
Ordinary income	1.47	1.53	1.35	1.47	1.36	1.43
Current net income	1.39	1.45	1.29	1.15	1.30	1.31

Reference: **Quarterly Results of Operations (Consolidated)**

Fiscal year ending September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year Ending Sep. 2004
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – June 2004	July – Sep. 2004	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	14,819	49,688
Gross profit	3,224	3,265	3,366	4,263	14,118
Operating income	813	781	560	1,100	3,255
Ordinary income	821	791	549	1,131	3,292
Income before income taxes and minority interests	824	815	223	1,102	2,966
Net income	415	479	-50	666	1,511
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	-184.43	2,438.59	5,603.88
Diluted net income per share	3,124.52	3,592.60	–	–	5,578.67
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	19,461	19,461
Shareholders' equity	9,274	10,049	10,543	10,977	10,977
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	40,165.04	40,165.04
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-1,384	900	106	372	-5
Cash flows from investing activities	-187	-17	133	-3	-73
Cash flows from financing activities	1,158	-778	640	-3	1,016
Cash and cash equivalents at end of period	4,737	4,842	5,723	6,088	6,088

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ending September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per share for the 3rd quarter is not reported since there is no outstanding potential stock.

Fiscal year ended September 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2002	Jan. – Mar. 2003	Apr. – June 2003	July – Sep. 2003	Ending Sep. 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	9,066	9,650	9,173	10,054	37,945
Gross profit	2,652	2,821	2,586	2,938	10,998
Operating income	637	592	456	768	2,455
Ordinary income	672	624	479	782	2,558
Income before income taxes and minority interests	672	547	603	729	2,552
Net income	331	208	314	342	1,196
	Yen	Yen	Yen	Yen	Yen
Net income per share	7,637.99	4,764.38	7,179.04	7,792.92	27,373.46
Diluted net income per share	–	4,754.38	7,098.50	7,710.87	27,118.49
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	14,766	15,963	13,943	15,493	15,493
Shareholders' equity	7,707	8,029	8,332	8,719	8,719
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	177,402.01	183,441.13	190,057.46	198,486.00	198,486.00
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-478	822	675	526	1,545
Cash flows from investing activities	-196	-287	1,644	443	1,604
Cash flows from financing activities	584	-499	-1,754	-71	-1,741
Cash and cash equivalents at end of period	3,650	3,686	4,252	5,150	5,150

Note: Diluted net income per share (for the 1st quarter of 2003) is not reported since there is no outstanding potential stock.

Reference: **Changes in Quarterly Business Results by Business Segment**
Fiscal year ending September 2004 (October 1, 2003 – September 30, 2004)
Fiscal year ended September 2003 (October 1, 2002 – September 30, 2003)

(Millions of yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	(1) Sales to external customers	7,009	6,770	7,498	9,536	30,814
	(2) Inter-segment sales or the amount of transfers	54	88	110	65	319
	Total	7,064	6,859	7,608	9,602	31,134
	Operating expenses	6,270	6,165	7,019	8,816	28,271
	Operating income or loss	794	693	589	786	2,863
	Operating income margin	11.2%	10.1%	7.7%	8.2%	9.2%
Fiscal year ended September 2003	(1) Sales to external customers	5,626	5,555	5,366	5,657	22,205
	(2) Inter-segment sales or the amount of transfers	129	102	51	99	382
	Total	5,755	5,657	5,418	5,756	22,588
	Operating expenses	5,047	5,081	4,976	5,212	20,318
	Operating income or loss	708	575	441	544	2,269
	Operating income margin	12.3%	10.2%	8.2%	9.5%	10.0%

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	(1) Sales to external customers	2,898	2,996	3,043	3,296	12,234
	(2) Inter-segment sales or the amount of transfers	15	10	4	4	34
	Total	2,914	3,006	3,047	3,301	12,269
	Operating expenses	2,775	2,859	2,961	3,108	11,704
	Operating income or loss	138	147	85	193	564
	Operating income margin	4.8%	4.9%	2.8%	5.8%	4.6%
Fiscal year ended September 2003	(1) Sales to external customers	2,458	2,804	2,503	2,946	10,713
	(2) Inter-segment sales or the amount of transfers	8	6	13	11	39
	Total	2,466	2,811	2,516	2,957	10,752
	Operating expenses	2,367	2,630	2,440	2,721	10,158
	Operating income or loss	99	181	76	236	594
	Operating income margin	4.0%	6.4%	3.0%	8.0%	5.5%

	Technology Business	1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2004	(1) Sales to external customers	1,233	1,444	1,651	1,882	6,212
	(2) Inter-segment sales or the amount of transfers	–	41	8	3	52
	Total	1,233	1,485	1,660	1,885	6,264
	Operating expenses	1,222	1,407	1,608	1,702	5,940
	Operating income or loss	11	78	51	182	324
	Operating income margin	0.9%	5.3%	3.1%	9.7%	5.2%
Fiscal year ended September 2003	(1) Sales to external customers	887	1,042	1,175	1,207	4,313
	(2) Inter-segment sales or the amount of transfers	24	14	3	446	489
	Total	911	1,057	1,179	1,653	4,802
	Operating expenses	942	1,040	1,108	1,509	4,600
	Operating income or loss	-30	17	70	144	201
	Operating income margin	-3.4%	1.6%	6.0%	8.7%	4.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fourth quarter of FY 2004	19,461	10,977	56.4	40,165.04
Fourth quarter of FY 2003	15,493	8,719	56.3	198,486.00

* Shares in the Company were split up on a one-for-three stock split basis as of November 20, 2003.

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
Total amount for FY 2004	-5	-73	1,016	6,088
Total amount for FY 2003	1,545	1,604	-1,741	5,150
(Reference)				
Fourth quarter ended Sep. 2004	372	-3	-3	6,088
Fourth quarter ended Sep. 2003	526	443	-71	5,150

Changes in consolidated financial condition

At the end of the fourth quarter of the current accounting period, cash and cash equivalents totaled 6,088 million yen, 938 million yen more than the previous year.

Cash flows from operating activities

Net cash used in operating activities in the fourth quarter of the current accounting period was 500 million, compared with 1,545 million yen gained in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was 2,966 million yen, trade receivable increased 1,540 million yen (trade payable increased 73 million yen) and income tax paid was 1,875 million yen.

Cash flows from investing activities

Net cash used in investing activities was 73 million yen, compared with 1,604 million yen used in the previous year.

This was mainly due to the fact that net income to acquire the shares of newly consolidated subsidiaries subject to change in scope of consolidation were 221 million yen, expenditures incurred to acquire tangible fixed assets as we opened outlets were 398 million yen and those incurred to acquire intangible fixed assets, such as software, were 298 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 1,016 million yen, compared with 1,741 million yen used in the previous year.

The main reason was that while repayments of long-term borrowing were 270 million yen, short-term borrowing decreased 1,200 million yen and revenues from the issuance of shares through the exercise of incentive warrants were 349 million yen.

Trends in Cash Flow Indexes

	September 2004 fiscal year	September 2003 fiscal year	September 2002 fiscal year
	10,977 mil.	8,719 mil.	7,443 mil.
Shareholders' equity ratio (%)	56.4%	56.3%	53.4%
Interest coverage (times)	101.1 times	47.3 times	19.0 times
Dead equity ratio (%)	24.2%	18.2%	45.1%
Number of debt redemption years	1.4yrs.	0.7 yrs.	6.4 yrs.

Shareholders' equity ratio: net assets ÷ gross assets
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:
1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference: **Explanation of Balance Sheet (Consolidated)**

※Figures below are the comparison from the previous period (September 30, 2003)

1. Assets (up 3,967 million yen)

(1) Current assets (up 2,992 million yen)

Cash and deposits	Up 952 million yen	Affects individually
Notes and accounts receivable trade	Up 1,950 million yen	Affects under consolidation, increase in sales

(2) Fixed assets (up 975 million yen)

Tangible fixed assets	Up 168 million yen	Affects individually; acquisition of tools and equipments accompanying outlet opening
Intangible fixed assets	Up 151 million yen	Affects individually; software acquisition
Investment and other assets	Up 654 million yen	Affects individually; acquisition of investment securities

2. Liabilities (up 1,512 million yen)

(1) Current liabilities (Up 1,578 million yen)

Short-term loans payable	Up 1,345 million yen	Affects individually
Accrued expenses payable	Up 765 million yen	Affects under consolidation, increase in salaries for employees/staffs
Accrued corporate tax, etc.	Down 474 million yen	Affects under consolidation

(2) Fixed liabilities (down 65 million yen)

Long-term loans payable	Down 114 million yen	Affects individually, repayment of loans
Deferred tax liability	Up 73 million yen	Affects under consolidation

3. Capital stock (up 174 million yen)

Capital surplus reserve	Up 1,200 million yen	Affects both (under consolidation, individually)

Changes in shareholders' equity

	September 2004 fiscal year	September 2003 fiscal year	September 2002 fiscal year
Amount (Millions of yen)	10,977	8,719	7,443
Shareholders' equity ratio (%)	56.4	56.3	53.4
ROE (%)	15.4	14.8	4.6

2. Corporate Group

The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is engaged primarily in the short-term staffing required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical words. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Supplies workers, primarily for blue-collar positions, on a short-term basis as required by clients by providing them with additional work force during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume. Logistics: Packing and unpacking boxes, assisting in office relocations, carrying effects in and out, etc. Warehouse work: Sorting packing and inspection of products, assembly of precision machinery, etc. Sanitation & Cleaning: Concrete curing, cleaning, cleaning of buildings, cleaning of residential buildings and the like Events: Planning and coordinating events, management and removal of booths, etc. Restaurant-related work: Customer service and backyard work
	Fullcast Office Support Co., Ltd.	Specializes in staffing for clerical work, call center positions, sales promotion activities and a variety of office positions.
	Apayours Co., Ltd.	Offers staffing primarily for pachinko parlors and for sales promotion and various events on a short-term basis.
Factory Business (Staffing Services for Production Line Work)	Fullcast Factory Co., Ltd.	Offers staffing for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals, ranging from a handful of workers for a small operation to enough workers to staff an entire production line.
	Fullcast Central Co., Ltd.	Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical/Engineer Staffing Services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 85.6%.
Other Business	Fullcast Telemarketing Co., Ltd.	Operates call centers. Established in September 2004 by Fullcast and Hikari Tsushin Inc and started operation from October 2004. Fullcast's ownership is 51.0%.
	Fullcast Sports Co., Ltd.	Extends agency services centering on the management of soccer players and their transfers to other teams.

A flowchart of business activities is shown below:


Spot Business
Individuals seeking short-time positions
Registration and work category request
Fullcast Office Support Co., Ltd.
Outsourcing contracts
Contractual clerical workers services
Registration and work category request
Fullcast Co., Ltd.
Outsourcing contracts
Short-term contractual workers services
Registration and work category request
Apayours Co., Ltd.
Outsourcing contracts
Short-term contractual workers services
Client companies
Factory Business
Individuals seeking positions for fixed time periods
Registration and work category request
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Registration and work category request
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work for automobile
System development and maintenance
Technology Business
Individuals seeking full-time positions
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Hired as technical staff
Fullcast Central Co., Ltd.
Technical / engineer staffing services for automobile
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management and personnel training and outsourcing for other franchisees
Individual Clients
Individuals seeking full-time positions
Registration and work category request
Fullcast Telemarketing Co., Ltd.
Telemarketing services
Client companies
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Specific human resources
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services
Client companies

Notes:

1. Flowchart is current as of September 30, 2004.
2. ------▶ indicates transactions with companies outside the Group and ------▶ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dotted box] indicates a company to which the equity method is applied.

Status of Affiliated Companies

Consolidated subsidiaries

As of September 30, 2004

Company	Location	Capital/ investment (mil. yen)	Major business activities	% of voting shares	Issues to be noted:
Fullcast Office Support Co., Ltd.	Shibuya-ward, Tokyo	40	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Interlocking directorates:3
Apayours Co., Ltd.	Oita City, Oita	220	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Provides financial support (financing operating capital) • Interlocking directorates:4
Fullcast Factory Co., Ltd	Shibuya-ward, Tokyo	100	Factory business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital) • Interlocking directorates:3
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory and technology business	55.6	• Subleases part of the office we rent as office use. • Provides financial support (financing operating capital) • Interlocking directorates:1
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	499	Technology business	85.6	• Places orders for jobs undertaken mutually with us. • Develop and maintain our core system. • Subleases part of the office we rent as office use. • Interlocking directorates:1
Fullcast Telemarketing Co., Ltd.	Shinjuku-ward, Tokyo	90	Other business	51.0	• Interlocking directorate: 3
Fullcast Sports Co., Ltd.	Shibuya-ward, Tokyo	40	Other business	100.0	• Undertakes part of our advertisement activities. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital) • Interlocking directorates: 2

Notes: 1) The "Major business activities" category follows the business segment classification.
"Interlocking directorates" include our operating officers.

Company subject to equity method

As of September 30, 2004

Company	Location	Capital/ investment (mil. yen)	Major business activities	% of voting shares	Issues to be noted:
Neo Career Co., Ltd.	Shibuya-ward, Tokyo	37	Other business	33.8	—

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is operating with the interests of shareholders in mind so as to maximize shareholder value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile in the 21 century, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.
2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders for the purpose of encouraging them to own shares for medium- to long-term.

The basic policy of Fullcast Co., Ltd regarding dividends is to decide the dividend amount on a basis of 20% of dividend ratio, considering the operating results while keeping in mind to distribute stable dividends.

Retained earnings will be used to strengthen core operations for enhancing internal systems, such as by developing systems that can further raise operating efficiency, by establishing new places for sales and recruiting, and through recruiting and training activities, for the purpose of building a sounder operating base.

The Projected annual dividend per share for fiscal year ended September 30 will be 2,000 yen, which consists of an interim dividend of 1,000 yen, a final dividend of 500 yen, and a commemorative dividend of 500 yen.

For this fiscal year, a three-for-one-stock-split and a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

Dividend ratio in the last three years

Fiscal term	FY2004 ended September 2004	FY2003 ended September 2003	FY2002 ended September 2002
Dividend Ratio (%)	41.2	23.9	44.2

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the split-up of common shares on a three-for-one-stock-split and on a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

(4) Medium- and Long-term Management Strategy

Fullcast Co., Ltd. has developed the Group's medium- and long-term management plans applied for the fiscal year 2005 to 2007. By implementing the plans, we aim to achieve the consolidated net sales of exceeding 100 billion yen, the group operating profit of 8,900 million yen, and 20% or more ROE at the end of the fiscal year to be ended September 2007 when the mid-term- and long-term business plans will be finished.

The group plans to promote the strategy that foresees the future needs, by dealing with changes in the market flexibly, and to always promote new business operations positively by expanding the existing business operations.

In concrete terms, as we position the short-term human resource service business as the core business, we expand business operated by subsidiaries such as technical/engineer staffing services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services as well as organically consolidate the entire group including the new business operations.

Also, we are determined to raise the company value for the entire group by proceeding with the M&A strategies and new business and by expanding the business sections to bring about synergy effects on the existing business.

The Group will meet all human resource-outsourcing needs that occur at every stage of the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms.

To this end, the Group is taking the following actions.

1) Improving the customer satisfaction
2) Expanding upon the menu of human resources services
3) Promoting M&A strategies
4) Improving the ability of staff and employees by education and training
5) Promoting effective systemization that deals with expansion of the business scale and sections
6) Enhancing the Group's corporate image and awareness of the Fullcast name

(5) Fundamental Position Regarding Corporate Governance and CSR (corporate social responsibility)

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders. In addition, we will be fully committed to a thorough corporate governance, sincere response to customers, and environmentally friendly activities as part of our CSR-related activities.

To carry out a thorough corporate governance and to create a system better able to adapt to changes now taking place in the operating environment, the corporate officer system has been adopted. Under this system, the directors are responsible for the oversight of the execution of business operations and decisions involving important management issues. Corporate officers are responsible for the execution of business operations. To strengthen the supervisory function for business execution and increase the transparency of management, one external director has been elected. Furthermore, in order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis, as well as by posting the disclosed information on our web site in a bid to make a disclosure of our business activities in a fair and timely manner. To assure this, we disclose the information based on the quality management system of ISO9001on a timely basis. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to not only domestic but also overseas investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.

In addition, we set a department in fiscal 2003 that is exclusively engaged in customer satisfaction activities under the direct control of the president to improve satisfaction of both customers and staff members.

(6) Status and Actions of Corporate Governance and CSR

Fullcast Co., Ltd. holds meetings of the board of directors twice each month and the corporate officers committee weekly to facilitate speedy decision-making. This system allows the Group to respond with agility to changes in the operating environment. In addition, the management committee made up of the representatives of all Group companies is held monthly to promote the exchange of information and ensure that all companies are operating in line with a single strategy.

To improve the Group's corporate governance, Sumio Sano was elected as an external director. Mr. Sano is a Sony Corporation advisor who has considerable experience in corporate governance.

The board of auditors is responsible for auditing corporate activities. There are three corporate auditors. Each one comes from outside the Group, having never served as a director, manager or in any other capacity at Fullcast Co., Ltd. or a subsidiary.

Apart from the audit system, we set an internal audit department under the direct control of the president to conduct an audit of Fullcast Co., Ltd. and the Group companies in order to maintain sound business operations.


Stockholders' Meeting
Board of Directors
(5 directors, 1 external director)
Board of Auditors
(3 external corporate auditors)
President and CEO
Internal Audit Department
Management Committee
Corporate Officers Committee (6 corporate officers)

※Interlocking directorates: (As of September 30, 2004)

Our external director and three external auditors own shares in the Company as given below:

(As of September 30, 2004)

Position	Name	Number of shares
External director	Sumio Sano	60
Statutory auditor	Kouji Sasaki	96
Auditor	Yutaka Onda	30
Auditor	Teruho Tougo	36

One of the Group members, Fullcast Central, obtained ISO14001, the international standards for the environmental management system, for the first time as a specialist company that provides production line work for the automotive industry. The Group will further continue environmental efforts in the future.

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Group expects that lifting on ban on dispatching workers in the manufacturing business by the revised Worker Dispatch Law implemented on March 1, 2004 will expand outsourcing demands for blue-color workers and will accelerate the further growth of the market.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its short-term human resource service business by using subsidiaries to expand operating bases in market sectors such as Technical/engineer staffing services, staffing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses. Furthermore, the Group will promote M&A strategies and new business operations with the goal of maximizing the corporate value of the entire Group.

We will address the following issues by each business section:

Spot business
1) Enhance services with high-added value that satisfactorily meet the needs of client customers and expand office networks
2) Strengthen staff recruiting activities and increase the stability of the work force
3) Promote efficiency of business operations and restrain selling and administrative expenses
4) Expand industries to serve

Factory business
1) Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.
2) Grow human resources that ensure to satisfy the sophisticating needs of client customers
3) Provide business operations with high performance that brings about merits to client customers

Technology business
1) Improve the training to engineers
2) Increase engineers for development in the electronics and semiconductor sections
3) Expand its talent base of engineers in other technological areas

(8) Key Management Issues (Summary of Key Management Issues Determined/Implemented) and Progress

1) Apayours Co., Ltd. became Fullcast's wholly owned subsidiary through equity swap

The Company turned Apayours Co., Ltd. into its wholly owned subsidiary through equity swap with the aim of expanding its business activities to improve its human resources outsourcing services and to bolster the fiscal nature further.

Apayours currently provides mainly pachinko parlor operators, event management and sales promotion businesses with unique human resources outsourcing services in the Kyushu region. With Apayours added to the Group as Fullcast's wholly owned subsidiary, we will be able to step up our services in the Kyushu region, where there were few business outlets, and make inroads into the amusement market sector to expand our service menu. Thereby, the Group intends to enhance the value of the whole group as a general human resources outsourcing service provider even further.

[Summary of equity swap]

Basic agreement to swap shares signed:	March 8, 2004
Agreement to swap shares signed:	April 12, 2004
Date of equity swap:	June 1, 2004
Equity swap ratio:	1 share in Apayours was swapped for 0.6812 share in Fullcast. Through this swap, 2,765.56 shares of substitute treasury stock (common stock) were allotted.
Delivered money due to equity swap:	None

2) Stock split

In order to improve the liquidity of shares in Fullcast and lower the amount of investment per share; thereby expanding the base of individual investors, the Company split up common shares on a three-for-one stock split basis on November 20, 2003 and on a two-for-one stock split basis on May 20, 2004 in the fiscal year ended September 30, 2004.

3) Off-floor distribution of stock

In order to improve the Company's stock distribution situation, off-floor distribution of 1,000 shares was implemented on March 22, 2004. One share each was allotted per purchaser.

[Reference]

The stock situation as of September 30, 2004

Total number of shares outstanding	275,964 shares
Number of treasury stock owned during the accounting period	
Common stock	2,652 shares

4) Allotment of the stock options

Stock options were issued in accordance with a resolution passed by the 11th regular general meeting of shareholders on December 19, 2003. Under this, the subscription right will be offered free of charge as a stock option in order to boost the motivation to improve business performance and morale of directors, auditors and employees of the Company and its subsidiaries even further.

[Summary of the stock options]

Date of issue:	April 27, 2004
Type and number of stock intended by the stock options:	2,229 common stocks in the Company
Total number of stock options to be issued:	2,229 (the number of share per stock option is 1)
Issue price:	Free of charge
Amount to be paid when the stock options are exercised:	¥288,400 per share
Time period for exercising the stock options:	From January 1, 2006 through December 30, 2008

Those eligible to be allotted the stock options:	To be allotted to a total of 192 directors, auditors and employees of the Company and its subsidiaries
Total value of stock when new shares are issued through the exercise of the stock options:	¥642,843,600

(Note) 1. The Company split up common shares on a three-for-one stock split basis on November 20, 2003 and on a two-for-one stock split basis on May 20, 2004. For this reason, the upper limit of the number of shares was adjusted according to the following formula: the number of shares after adjustment = the number of shares before adjustment × the ratio of stock split-up/consolidation. As of September 30, 2004, the number of latent shares involved in the subscription right was 2,229 shares.

5) Establishment of Fullcast Telemarketing Co., Ltd.

The Company jointly set up Fullcast Telemarketing Co., Ltd. with an affiliate of the group formed by Hikari Tsushin, Inc., which has know-how on managing a call center by making use of its telemarketing system.

The new company will run a call center by making use of the Company's expertise on human resources coordination and Hikari Tsushin's telemarketing system.

[Summary of the new company]

Type of business	Call center management business
Establishment	September 15, 2004
Start of operations	October 1, 2004
Capital	90 million yen
Accounting term	September 30
Representative	Kenji Nishimura, President and Representative Director

(9) Business risks and others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others. In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staffs. In this regard, pay raises or an increase in advertising expenses to promote efforts to ensure staffs may have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities by companies, such as Fullcast Sports Co., Ltd., but whether it proves effective or not is uncertain. Thus, it is possible that we will be unable to ensure adequate staff members we need.

Under an organizational change effective on October 1, 2004, the Group set up the Staff Recruiting Strategy Office directly under the supervision of the general manger of Sales to carry out effective recruiting activities, which appeal to the young generation; thereby stepping up efforts to hire staffs.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 9 months as of the end of September 2004. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. In order to cope with an external environment surrounding the Group where competition has intensified as a result of deregulation, it is important for the Company to improve human resources, i.e., employees other than registered staffs, as well.

On grounds that it is necessary to carry out business outlet-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business outlets in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these outlets has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business outlet. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business outlet-based business strategy. As a result, it could do harm to the Group's business performance. In addition, if revenues or income plans were not achieved as expected under such business outlet-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

Running the human resources outsourcing business can sharply be streamlined through building a sophisticated mission-critical system, and others, but it cannot replace human know-how completely. Thus, it is essential to ensure capable branch mangers and employees at each business outlet and retain them to expand our business in the future.

Hiring employees and nurturing human resources in accordance with the Company's business strategy is taken charge of by the Human Resources Department.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system FASE in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, it takes care of billing to the client company or checks accounts receivable and others under FASE as well. In this way, the Group's business efficiency significantly depends on FASE. To provide against a failure of the server on which FASE runs, for instance, the Group has deployed two servers, which have the same function. However, due to disaster, such as an earthquake, and others, should any mechanical trouble occur, in which both two servers halt simultaneously and FASE stops running, it could prevent the Group from conducting business activities. In consequence, it could have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrading FASE, as needed; thereby setting ourselves apart from the competition in terms of the cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce returns commensurate to them, it would not be able to recover funds invested.

As regards management of data stored in FASE, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, it has taken out voluntary accident insurance and general liability insurance on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, the Company would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. The Company employs staffs for a short period of time in principle; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

However, a revision to the social insurance system can affect the Group's business performance depending upon the content, such as an extension of scope of application.

6) The Company's business management

(1) Dependence on a certain person

Takehito Hirano, founder and president and chief executive officer of the Company, plays a pivotal role in the entire range of its business management from formulation of business plans or strategies to sales activities or financial affairs. At this point, if he were to resign from the post, it could have a material impact on the Company's business strategy, business performance and other aspects.

(2) Stock option

The Company has issued stock options with the aim at further boosting the motivation to improve business performance and morale of directors, auditors and employees of the Company and its subsidiaries. The term of exercising these stock options are as from January 1, 2006 through December 30, 2008. The number of latent shares involved in these stock options stands at 2,229 shares at the end of September 2004, accounting for 0.8 % of the Company's outstanding stock of 275,964 shares (including treasury stock).

The Company intends to continue to grant stock options to those directors and employees who can be expected to contribute to boosting corporate performance substantially, but when new stock is issued through the exercise of these stock options, the Company' s stock value could be diluted.

(3) Strategy for acquisition of business/alliance and new business

In June 2004 the Company turned Apayours Co., Ltd. into its wholly owned subsidiary through equity swap based upon a cautious feasibility study. However, if the cost of realigning and strengthening Apayours exceeds what was expected or its contribution to profit-earning turns out to be less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand the existing business through acquiring businesses or entering into business tieups with other companies, while groping for opportunities to start up a new business in a bid to broaden the scope of business and bolster corporate value of the Group as a whole. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of consolidation account adjustment and others, the Group's profit and loss could deteriorate temporarily.

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.
3) In the employee search and placement services sector of the Other Business, business is performed on the basis of orders tied to incentive fees.

Net Sales

(Millions of yen)

Business segment classification	12 months ended September 2003 (from October 1 to September 30)	YoY Change
Spot Business	30,814	38.8
Factory Business	12,234	14.2
Technology Business	6,212	44.0
Other Business	426	-40.1
Total	49,688	30.9

Notes:

1. The above sales figures do not include consumption taxes.
2. Trading between segments has been offset.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Thousands of yen)

		As of September 30, 2004			As of September 30, 2003		
		Amount		%	Amount		%
	Assets						
I	Current assets						
1	Cash and deposits		**5,603,756**			4,650,781	
2	Trade notes and accounts receivable		**6,968,667**			5,018,484	
3	Securities		**500,048**			801,233	
4	Inventories		**74,585**			70,665	
5	Deferred tax asset		**308,960**			284,097	
6	Other current assets		**666,270**			292,041	
	Allowance for doubtful accounts		**-69,320**			-56,894	
	Total current assets		**14,052,969**	**72.2**		11,060,408	71.4
II	Fixed assets						
1	Tangible fixed assets						
(1)	Buildings and structures *1	508,713			557,871		
	Accumulated depreciation	150,574	**358,138**		125,378	432,493	
(2)	Machinery and vehicles	56,679			25,900		
	Accumulated depreciation	27,824	**28,854**		12,791	13,108	
(3)	Furniture and fixtures	726,552			370,929		
	Accumulated depreciation	314,197	**412,354**		195,676	175,253	
(4)	Land *1		**606,469**			606,469	
(5)	Constriction in progress		–			9,720	
	Total tangible fixed assets		**1,405,816**	**7.2**		1,237,044	8.0
2	Intangible fixed assets						
(1)	Software		**803,359**			644,336	
(2)	Other		**51,044**			58,262	
	Total intangible fixed assets		**854,403**	**4.4**		702,598	4.5
3	Investment and other assets						
(1)	Investment securities *2		**901,972**			601,649	
(2)	Long-term loan receivable		**4,363**			3,358	
(3)	Insurance reserve fund		**1,088,686**			809,927	
(4)	Deferred tax asset		**124,992**			178,270	
(5)	Other		**1,078,070**			936,648	
	Allowance for doubtful accounts		**-49,754**			-36,355	
	Total investment and other assets		**3,148,330**	**16.2**		2,493,497	16.1
	Total fixed assets		**5,408,551**	**27.8**		4,433,139	28.6
III	Deferred assets						
1	Discount on bond		–			16	
	Total deferred assets		–	–		16	0.0
	Total assets		**19,461,520**	**100.0**		15,493,565	100.0

Fullcast Co., Ltd.

(Thousands of yen)

			As of September 30, 2004		As of September 30, 2003	
			Amount	%	Amount	%
	Liabilities					
I	Current liabilities					
1	Notes payable and accounts payable trade		80,518		64,155	
2	Short-term borrowings	*1	2,245,136		900,000	
3	Current portion of long-term debt	*1	137,878		247,314	
4	Accounts payable-other		2,047,219		2,059,843	
5	Accrued expenses		1,575,118		810,182	
6	Income taxes payable		687,710		1,162,544	
7	Deferred tax liability		128		–	
8	Accrued bonuses		519,872		449,017	
9	Other current liabilities		218,150		240,291	
	Total current liabilities		7,511,733	38.6	5,933,348	38.3
II	Long-term liabilities					
1	Long-term debt	*1	258,808		373,386	
2	Deferred tax liability		73,628		–	
3	Allowance for retirement benefits		271,120		257,081	
4	Allowance for officers' retirement benefits		–		1,739	
5	Other long-term liabilities		33,185		70,189	
	Total long-term liabilities		636,742	3.3	702,395	4.5
	Total liabilities		8,148,475	41.9	6,635,744	42.8
	Minority interests					
	Minority interests		335,455	1.7	138,529	0.9
	Shareholders' equity					
I	Common stock	*3	3,464,100	17.8	3,289,350	21.3
II	Capital surplus		3,018,338	15.5	2,514,473	16.2
III	Retained surplus		4,465,902	22.9	3,264,994	21.1
IV	Net unrealized holding gains on securities		219,460	1.1	31,440	0.2
V	Treasury stock	*4	-190,211	-1.0	-380,966	-2.5
	Total shareholder's equity		10,977,589	56.4	8,719,291	56.3
	Total liabilities, minority interests and shareholders' equity		19,461,520	100.0	15,493,565	100.0

(2) Consolidated Income Statements

(Thousands of yen)

			October 1, 2003 to September 30, 2004			October 1, 2002 to September 30, 2003		
			Amount		%	Amount		%
I	Net sales			49,688,065	100.0		37,945,412	100.0
II	Cost of sales			35,569,211	71.6		26,946,684	71.0
	Gross profit			14,118,854	28.4		10,998,727	29.0
III	Selling, general and administrative expenses	*1		10,863,235	21.9		8,543,412	22.5
	Operating income			3,255,618	6.5		2,455,315	6.5
IV	Non-operating income							
1	Interest income		5,814			42,831		
2	Rental income		20,883			77,268		
3	Profit on investment in anonymous association		40,166			57,746		
4	Amortization of consolidation goodwill		22,568			–		
5	Equity in earnings of affiliates		1,754			6,721		
6	Royalty of the trademark		-			30,000		
7	Other		96,619	187,806	0.4	49,208	263,775	0.7
V	Non-operating expenses							
1	Interest expense		32,293			53,003		
2	Expenses incurred for initial public offering		16,999			31,542		
3	Amortization of software		2,510			10,000		
4	Other		98,756	150,558	0.3	65,886	160,432	0.4
	Ordinary income			3,292,866	6.6		2,558,658	6.8
VI	Extraordinary income							
1	Gain on sale of fixed assets	*2	16			109,486		
2	Gain on sale of investment securities		29,161			30,685		
3	Reversal of allowances for doubtful accounts		4,472			6,424		
4	Gain from a returned allowance of retirement benefits		3,059			648		
5	Reversal of allowances for officers' retirement benefits		–			14,906		
6	Life insurance surrendered value		–	36,709	0.1	4,806	166,958	0.4
VII	Extraordinary losses							
1	Loss on sales of fixed assets	*3	–			341		
2	Loss on disposal of fixed assets	*4	9,080			28,081		
3	Loss on sale of investment securities		314			3,318		
4	Loss on valuation of investment securities		11,109			43,567		
5	Penalty	*5	18,000			16,001		
6	Losses on insurance cancellation		7,188			–		

		October 1, 2003 to September 30, 2004			October 1, 2002 to September 30, 2003		
		Amount		%	Amount		%
7	Amortization of consolidation goodwill	**317,708**			–		
8	Expenses incurred in relocating the head office *6	–		**0.7**	81,955	173,266	0.5
			2,966,173	**6.0**		2,552,349	6.7
	Current net income before income taxes						
	Corporate/residential/enterprise tax	**1,372,254**			1,479,602		
	Corporate taxes (incl. other adjustments)	**-27,051**	**1,345,203**	**2.7**	-207,058	1,272,543	3.4
	Minority interests		**109,063**	**0.2**		83,175	0.2
	Current net income		**1,511,906**	**3.1**		1,196,630	3.1

(3) Consolidated Retained Earnings Statements

(Thousands of yen)

	October 1, 2003 to September 30, 2004		October 1, 2002 to September 30, 2003	
	Amount		Amount	
Capital surplus				
I Capital surplus at beginning of period	**2,514,473**	**2,514,473**	2,486,474	2,486,474
II Increase in capital surplus				
1 New stock issuance	**178,245**		27,999	
2 Gain on disposal of treasury stock	**325,620**	**503,865**	–	27,999
III Capital surplus at end of period		**3,018,338**		2,514,473
Retained surplus				
I Retained surplus at beginning of period	**3,264,994**	**3,264,994**	2,199,480	2,199,480
II Increase in retained surplus				
1 Current net income	**1,511,906**		1,196,630	
2 Increase in retained surplus for merger of consolidated subsidiary	–		24,763	
3 Increase in retained surplus due to exclusion of the application of the equity method	–	**1,511,906**	0	1,221,395
III Decrease in retained surplus				
1 Dividends paid	**310,998**		108,943	
2 Loss on disposal of treasury stock	–	**310,998**	46,938	155,881
IV Retained surplus at end of period		**4,465,902**		3,264,994

(4) Consolidated Cash Flows Statements

(Thousands of yen)

		October 1, 2003 to September 30, 2004	October 1, 2002 to September 30, 2003
		Amount	Amount
I	Cash flows from operating activities		
1	Current net income before income taxes	**2,966,173**	2,552,349
2	Depreciation and amortization	**298,989**	237,265
3	Increase (decrease) in allowance for doubtful accounts	**-11,040**	16,196
4	Decrease in accrued bonuses	**65,185**	135,550
5	Increase in allowance for retirement benefits	**1,765**	28,509
6	Decrease in allowance for officers' retirement benefits	**-1,739**	-663
7	Interest and dividend income	**-10,088**	-42,976
8	Interest expenses	**32,293**	53,003
9	Gain on sale of fixed assets	**-16**	-109,486
10	Loss on sales of fixed assets	—	341
11	Loss on disposal of fixed assets	**9,080**	49,292
12	New stock issue expenses and amortization of discount on bonds	**8,074**	753
13	Profit on investment in anonymous association	**-40,166**	-57,746
14	Loss from doubtful accounts	—	294
15	Gain from sales of investment securities	**-29,161**	-30,685
16	Loss on valuation of investment securities	**11,109**	43,567
17	Amortization of goodwill	**8,517**	8,717
18	Amortization of consolidated adjustment accounts	**296,471**	29,166
19	Equity in earnings of affiliates	**-1,754**	-6,721
20	Increase in trade receivable	**-1,540,817**	-1,089,832
21	Increase in inventories	**-2,134**	-29,020
22	Increase in trade payable	**-73,902**	286,790
23	Increase in accrued expenses	**683,376**	–
24	Increase in insurance reserve fund	**-277,542**	-158,977
25	Other	**-498,700**	428,531
	Subtotal	**1,893,975**	2,344,220
26	Interest and dividend received	**9,020**	37,838
27	Interest paid	**-32,161**	-50,733
28	Income taxes paid	**-1,875,846**	-785,495
	Net cash provided by (used in) operating activities	**-5,012**	1,545,830

			October 1, 2003 to September 30, 2004	October 1, 2002 to September 30, 2003
			Amount	Amount
II	Cash flows from investing activities			
1	Expenditure on payment of time deposits		**-16,810**	–
2	Income from refund of time deposits		**11,000**	–
3	Purchase of securities		**-298,540**	-299,700
4	Proceeds from sales of securities		**600,000**	200,000
5	Purchase of tangible fixed assets		**-398,404**	-188,696
6	Proceeds from sales of tangible fixed assets		**65,021**	1,959,759
7	Purchase of intangible fixed assets		**-298,383**	-294,696
8	Proceeds from intangible fixed assets		**6,221**	–
9	Purchase of investment securities		**-14,550**	-323,934
10	Proceeds from sales of investment securities		**52,081**	80,577
11	Expenditure incurred for acquiring shares in subsidiaries		**-1,400**	-27,000
12	Advanced for loans receivable		**-40,379**	-6,630
13	Collection on loans receivable		**39,220**	504,973
14	Expenditure incurred for selling shares in subsidiaries involved in changes in the scope of consolidation	*2	**221,098**	–
15	Other		**-10**	-329
	Net cash used in investing activities		**-73,835**	1,604,324
III	Cash flows from financing activities			
1	Increase (decrease) in short-term borrowings		**1,200,136**	-429,100
2	Proceeds from long-term debt		–	200,000
3	Repayments of long-term debt		**-270,914**	-1,486,456
4	Redemption of debenture		**-9,900**	–
5	Issuance of common stock		**349,500**	54,900
6	Revenue from payment by minority shareholders		**118,500**	–
7	Proceeds from sales of treasury stock		—	80,050
8	Payments of dividends		**-309,703**	-107,156
9	Payments of dividends to minority shareholders		**-8,000**	–
10	Other		**-52,695**	-53,361
	Net cash provided by (used in) financing activities		**1,016,923**	-1,741,123
IV	FOREX gain in cash and cash equivalents		**24**	–
V	Net increase in cash and cash equivalents		**938,100**	1,409,030
VI	Cash and cash equivalents at beginning of period		**5,150,894**	3,741,864
VII	Cash and cash equivalents at end of period	*1	**6,088,994**	5,150,894

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all seven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through stock exchange as of June 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Fullcast Telemarketing Co., Ltd. was newly formed as of September 15, 2004, which is included in the scope of consolidation.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Organizational changes in the fiscal year were as follows: Fullcast With Co., Ltd. and Fullcast System Consulting Co., Ltd. merged on October 1, 2002 and the new entity formed through the merger was named Fullcast Technology Co., Ltd. Fullcast Lady Co., Ltd. was split and transferred a part of its business to the parent company on October 1, 2002. Following the split, the company was renamed Fullcast Office Support Co., Ltd. Fullcast HR Consulting Co., Ltd. was merged by Fullcast Office Support Co., Ltd. on January 1, 2003.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. (Equity methods are applied to all affiliates) Neo Career Inc.	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. Neo Career Inc. Adgrams Inc. was excluded from the application of the equity method as of September 24, 2003 due to a lowered shareholding ratio as a result of the sale of part of equity interest in the company.
3. Fiscal year accounting period of consolidated subsidiaries	The date of account settlement of the Company's consolidated subsidiaries coincides with that of consolidated account settlement of the Company's.	Same as on the left.

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the moving-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the moving-average method. b. Derivatives Market value method. c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the moving-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-15 years	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 2-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-19 years

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
	b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. (3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.
	(4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. b. Accrued bonuses To allow the provision of bonuses for employees, of the estimated amount thereof, a share in this consolidated fiscal year is appropriated.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses Same as on the left.

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
	c. Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for retirement benefits Same as on the left. (Additional information) As for one of the consolidated affiliates, to allow the provision of retirement benefits for employees, the amount that can be acknowledged to be accrued at end of this consolidated fiscal year had been appropriated based upon estimated amounts of retirement benefit debts and pension funds at end of this consolidated fiscal year. However, the board of directors decided to abolish this retirement benefit program on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at end of this consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
	d. Allowance for officers' retirement benefits (Additional information) As for the Company and part of its consolidated affiliates, to allow the provision of retirement bonuses for members of the board, the amount equivalent to the amount of provision at end of the period in accordance with the bylaws had been appropriated. However, the board of directors decided to abolish this retirement bonus program for board members on September 28, 2004. In the wake of this decision, the unused balance of this term of the balance of the retirement bonus allowance at end of this consolidated fiscal year of ¥3,059 thousand was withdrawn to be included in extraordinary income.	d. Allowance for officers' retirement benefits Part of the consolidated affiliates appropriated the amount equivalent to the amount of provision at end of the period according to the bylaws to allow the provision of retirement bonuses for board members.
	(5) Translation of significant foreign currency-denominated assets and liabilities Cash, bond and claim in foreign currency is converted into the yen according to the spot exchange rate as of the end of the consolidated fiscal year and processed as exchange gains or losses.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
	(6) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method. b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. d. Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including the consolidated interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged	(6) Accounting for major hedges a. Hedge accounting method Same as on the left. b. Hedge method and transactions Same as on the left. c. Hedging policy Same as on the left. d. Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
	(8) Other significant accounting policies in the preparation of fiscal year financial statements Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	(8) Other significant accounting policies in the preparation of fiscal year financial statements Accounting for consumption taxes Same as on the left.
5. Matters concerning the appraisal of assets and liabilities of the consolidated affiliates	Assets and liabilities of the consolidated affiliates are appraised entirely based upon the current value method.	Same as on the left.

Item	Oct. 1, 2003 – Sep. 30, 2004	Oct. 1, 2002 – Sep. 30, 2003
6. Matters concerning the amortization of consolidated adjustment account	Consolidated adjustment account is amortized collectively upon accrual.	Same as on the left.
7. Matters concerning the treatment of matters, including profit appropriation	Handled based upon either profit appropriation or loss disposition determined in the consolidated fiscal year.	Same as on the left.
8. Scope of cash and cash equivalents on consolidated cash flows statements	For the purpose of consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.

Reclassifications

Item	October 1, 2003 – September 30, 2004	October 1, 2002 – September 30, 2003
Insurance reserve fund	—	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the previous consolidated fiscal year was ¥650,949 thousand.
Accrued expenses payable	—	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the previous consolidated fiscal year was ¥379,379 thousand.
Royalty of the trademark	"Royalty of the trademark," listed separately as non-operating income in the previous consolidated fiscal year, is reclassified and is reported as a component of "Other" in non-operating income as from the current consolidated fiscal year, given that the amount of "Royalty of the trademark" has fallen to 10% or less of non-operating income. The "Royalty of the trademark" for the current consolidated fiscal year is ¥6,628 thousand.	—
Increase in accrued expenses payable	"Increase in accrued expenses payable," reported as a component of "Other" in cash flow from operating activities in the previous consolidated fiscal year, is reclassified and is listed separately as from the current consolidated fiscal year, given that the amount of "Increase in accrued expenses payable" has increased materiality of impact on consolidated fiscal statements. The "Increase in accrued expenses payable" for the previous consolidated fiscal year was ¥430,939 thousand.	—

Notes on Financial Statements

Notes on Consolidated Balance Sheets

(Thousands of yen)

As of September 30, 2004	As of September 30, 2003
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 232,775 Land 606,469 Total 839,244	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 243,091 Land 606,469 Total 849,560
Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,000,000 Long-term debt 323,336 [Current portion of long-term debt] 75,568 Total 1,323,336	Liabilities corresponding to assets pledged as collateral: Short-term borrowings 500,000 Long-term debt 408,894 [Current portion of long-term debt] 85,558 Total 908,894
*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 11,545 These include advances on stock subscription for Fullcast Finance Co., Ltd. formed on October 1, 2004.	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 9,791
*3. Total number of outstanding stocks in the Company Common stock 275,964 shares	*3. Total number of outstanding stocks in the Company Common stock 44,829 shares
*4. Number of treasury stock the Company owns Common stock 2,652 shares	*4. Number of treasury stock the Company owns Common stock 900 shares
*5. The Company and its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 7,600,000 Borrowing 2,100,136 Balance 5,499,864	5 The Company and three of its consolidated subsidiaries signed an agreement for overdraft with seven banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 3,700,000 Borrowing 800,000 Balance 2,900,000

Notes on Consolidated Income Statements

(Thousands of yen)

October 1, 2003 – September 30, 2004		October 1, 2002 – September 30, 2003	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	3,180,239	Salaries and wages	2,466,512
Miscellaneous wages	1,726,542	Miscellaneous wages	1,335,796
Legal welfare	463,982	Legal welfare	399,544
Provision of accrued bonuses	304,153	Provision of accrued bonuses	277,718
Retirement benefit expenses	109,832	Retirement benefit expenses	171,175
Provision of allowance for officers' retirement benefit	1,320	Provision of allowance for officers' retirement benefit	1,195
Communications expenses	500,667	Communications expenses	374,057
Advertisement and sales promotion	130,708	Advertisement and sales promotion	158,702
Travel and transportation	542,508	Travel and transportation	421,603
Rents	929,571	Rents	644,452
Depreciation and amortization	261,935	Depreciation and amortization	219,535
Recruitment expense	805,326	Recruitment expense	529,884
Provision of allowance for doubtful accounts	29,713	Provision of allowance for doubtful accounts	40,694
*2. Significant components of gain on sale of fixed assets		*2. Significant components of gain on sale of fixed assets	
Furniture and fixtures	16	Machinery and vehicles	666
		Furniture and fixtures	3,033
		Land	105,786
		Total	109,486
*3. —		*3. Significant components of loss on sale of fixed assets	
		Machinery and vehicles	341
*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets	
Buildings and structures	585	Buildings and structures	370
Machinery and vehicles	843	Machinery and vehicles	5,164
Furniture and fixtures	3,152	Furniture and fixtures	4,718
Software	4,500	Software	17,828
Total	9,080	Total	28,081
*5. Penalty on a change in the contract period of management consignment contract		*5. Penalty on lump-sum advance repayment of debt	
*6. —		*6. The expenses incurred in relocating the head office include the cost incurred in returning to the original condition, the labor cost and loss on retirement of fixed assets. The details of the loss on retirement of fixed assets, included as a component of the expenses incurred in relocating the head office, are as given below:	
		Buildings and structures	20,543
		Furniture and fixtures	667
		Total	21,210

Notes on Consolidated Cash Flows Statements

(Thousand of yen)

October 1, 2003 – September 30, 2004		October 1, 2002 – September 30, 2003	
*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements		*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements	
Cash and deposits	5,603,756	Cash and deposits	4,650,781
Time deposits with deposit term over 3 months	-14,810	Money Management Fund	300,104
Money Management Fund	300,032	Free Financial Fund	200,008
Free Financial Fund	200,016	Cash and cash equivalents	5,150,894
Cash and cash equivalents	6,088,994		
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. and the relation with net expenditure for acquisition of the company.		*2 —	
Current assets	652,029		
Fixed assets	55,915		
Consolidation adjustments	317,708		
Current liabilities	498,161		
Fixed liabilities	2,620		
Acquisition price of the company's shares	524,872		
Self-stock substitution treasury stocks exchanged with the company's share	-524,872		
Cash and cash equivalents held by the company	-229,596		
Cost for acquisition of the company	8,497		
Net expenditure for acquisition of the company	-221,098		
Income			

Notes on Securities

Current consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2004)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	423,973	794,058	370,084
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	423,973	794,058	370,084
Carrying value does not exceed acquisition cost			
(1) Equity securities [Note]	—	—	—
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	423,973	794,058	370,084

2. Other securities sold during the consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
52,081	29,161	314

3. Securities without market quotations classified as "Other" (as of September 30, 2004)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Advances on subscription of subsidiary and affiliate stock	10,000
Affiliate stock	11,545
Other securities	
Securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,016
Money Management Fund	300,032

Note: Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥11,109 thousand)

Previous consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2003)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	335,505	392,444	56,938
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (note)	300,000	301,120	1,120
(3) Other securities	—	—	—
Subtotal	635,505	693,564	58,058
Carrying value does not exceed acquisition cost			
(1) Equity securities	16,650	11,433	-5,217
(2) Debt securities	—	—	—
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	16,650	11,433	-5,217
Total	652,155	704,997	52,841

(Note) In the consolidated accounting in this fiscal year, we've estimated the market value of the compound financial instrument (whose contract price is 200 million yen) that is included in "Others" in the securities and we've recorded the variance of the estimate in the loss and gain account. The acquisition cost of the compound financial instrument is based on the price after the completion of recording the valuation loss.

2. Other securities sold during the consolidated fiscal year (October 1, 2002 – September 30, 2003)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
80,577	30,685	3,318

3. Securities without market quotations classified as "Other" (as of September 30, 2003)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Affiliate stock	9,791
Other securities	
Securities without market quotations (excluding OTC shares)	187,980
Free Financial Fund	200,008
Money Management Fund	300,104

Note: Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥43,567 thousand)

4. Securities with maturity and the estimated amount of redemption at maturity of debt securities classified as "Other"

(Thousands of yen)

Security	As of September 30, 2003			
	Within 1 year	1-5 years	5-10 years	10 years or longer
Debt securities				
JGB's and municipal bonds	—	—	—	—
Corporate bonds	—	—	—	—
Other bonds	100,000	—	—	—
Other securities	—	—	—	—
Total	100,000	—	—	—

Notes on Retirement Benefits

(Thousands of yen)

October 1, 2003 – September 30, 2004

1. Summary of the retirement benefit scheme adopted

The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs.

As of the current consolidated accounting period, 4 companies of the Group own the termination allowance plan, while 2 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type).

2. Matters concerning retirement benefit obligation (as of September 30, 2004)

a.	Retirement benefit obligation	-292,391
b.	Pension assets	62,287
c.	Non-accumulated retirement benefit obligation (a + b)	-230,104
d.		12,273
e.	Unconfirmed computational differential	-28,742
f.	Retirement benefit allowance (c – d + e)	-271,120

3. Matters concerning retirement benefit expenses

a.	Service cost	71,050
b.	Interest cost	6,515
c.	Expected return on plan assets	-697
d.	Cost to dispose of computational differentials	-53,509
e.	Contribution to employees' pension fund	103,541
f.	Retirement benefit expenses (a + b + c + d + e)	126,901

4. Matters concerning the basis of calculation of retirement benefit obligation, etc.

a.	Distribution of estimated retirement benefits during term	Fixed amount standards during term
b.	Discount rate	Mainly 2.3%
c.	Expected rate of return on plan assets	1.5%
d.	Number of years to dispose of computational differentials	Mainly 1 year

October 1, 2002 – September 30, 2003

1. Summary of the retirement benefit scheme adopted

The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs.

As of the current consolidated accounting period, 5 companies of the Group own the termination allowance plan, while 2 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type).

One of the consolidated subsidiaries decided to abolish the retirement benefit program in a board of directors' meeting on September 17, 2003. In the wake of this decision, the unused balance of this term of the balance of the retirement benefit allowance at the end of the current consolidated fiscal year of ¥14,906 thousand was withdrawn to be included in extraordinary income.

2. Matters concerning retirement benefit obligation (as of September 30, 2003)

a.	Retirement benefit obligation	-261,312
b.	Pension assets	46,472
c.	Non-accumulated retirement benefit obligation (a + b)	-214,840
d.	Unconfirmed computational differential	-42,241
e.	Retirement benefit allowance (c + d)	-257,081

3. Matters concerning retirement benefit expenses

a.	Service cost	86,155
b.	Interest cost	6,132
c.	Expected return on plan assets	-585
d.	Cost to dispose of computational differentials	-22,182
e.	Contribution to employees' pension fund	125,776
f.	Retirement benefit expenses (a + b + c + d + e)	195,297

4. Matters concerning the basis of calculation of retirement benefit obligation, etc.

a.	Distribution of estimated retirement benefits during term	Fixed amount standards during term
b.	Discount rate	2.5%
c.	Expected rate of return on plan assets	1.5%
d.	Number of years to dispose of computational differentials	Mainly 1 year

Notes on Tax Effect Accounting

(Thousands of yen)

Current consolidated fiscal year (September 30, 2004)

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	24,629
Allowance for retirement benefits	103,433
Allowance for bonuses	211,592
Excess of allowance for depreciation	11,270
Unrealized profit on fixed assets	65,888
Loss from revaluation of investment securities	89,790
Accrued enterprise taxes	61,936
Accrued social insurance premiums	24,109
Other	37,772
Subtotal of deferred tax asset	630,419
Valuation reserve	-115,800
Total deferred tax asset	514,619
Deferred tax liability	
Allowance for bad debts involved in elimination of debts and credits	-3,798
Revaluation differentials of other securities	-150,624
Subtotal of deferred tax liability	-154,423
Net deferred tax asset	360,195

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	42.0%
(Adjusted)	
Expense from exclusion of profit and loss	0.6
Per capita rate or inhabitants tax	2.8
Special credit of corporation tax	-1.0
Unrealized profit elimination that is not applied to tax effect	-0.6
Amortization of consolidation account adjustment	4.2
Allowance account	-2.2
Other	-0.4
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	45.4%

Previous consolidated fiscal year (September 30, 2003)

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	18,539
Allowance for retirement bonuses for board members	704
Allowance for retirement benefits	100,816
Allowance for bonuses	156,386
Excess of allowance for depreciation	4,584
Unrealized profit on fixed assets	59,492
Loss from revaluation of investment securities	153,540
Accrued enterprise taxes	93,567
Other	50,679
Subtotal of deferred tax asset	638,310
Valuation reserve	-152,290
Total deferred tax asset	486,020
Deferred tax liability	
Allowance for bad debts involved in elimination of debts and credits	-2,251
Revaluation differentials of other securities	-21,400
Subtotal of deferred tax liability	-23,652
Net deferred tax asset	462,368

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	42.0%
(Adjusted)	
Taxable undistributed profits	4.5%
Expense from exclusion of profit and loss	0.7%
Per capita rate or inhabitants tax	2.1%
Other	0.6%
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	49.9%

3. As regards the legal effective tax rate applied in calculating deferred tax asset and liability, in line with the revision to the Local Tax Law (due to the No. 9 of the law for 2003, imposing taxes on a pro forma basis will be introduced into corporate taxes from the business year starting April 1, 2004), of temporary differentials in the current consolidated fiscal year, as for those due to be eliminated by the end of September 2004, the tax rate of 42.0% prior to the revision is applied and as for those due to be eliminated in October 2004 or later, the tax rate of 40.5% is applied. Due to this change in tax rates, the amount of deferred tax asset (with the amount of deferred tax liability deducted) decreased ¥4,397 thousand and the amount of corporate taxes adjusted and the amount of revaluation differential of other securities increased ¥5,190 thousand and ¥792 thousand, respectively as of the end of the current consolidated fiscal year.

(Summary English Translation)

December 19, 2003

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo
Japan

Takehito Hirano
Representative Director and President

Notice of Resolutions of the 11th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 11th Ordinary General Meeting of Shareholders held on the date hereof, reports and resolutions were made as described below.

Particulars

Matters to be reported: Presentation of Business Report, Balance Sheet, and Statement of Income for the 11th fiscal year from October 1, 2002 through September 30, 2003.

Reported.

Please see Balance Sheet and Statement of Income for earnings reports on our website (http://www.fullcast.co.jp/ir/ir_soukai.html).

Matters to be resolved:

Proposal 1: Appropriation of Retained Earnings for the 11th Business Period.

Approved as proposed.

Proposal 2: Amendment to the Articles of Incorporation.

Approved as proposed.

Proposal 3:	Election of 6 Directors.
	Approved as proposed.
Proposal 4:	Election of 1 Statutory Auditor.
	Approved as proposed.
Proposal 5:	Issue of New Stock Reservation Rights as Stock Options.
	Approved as proposed.

(Summary English Translation)

December 22, 2004

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo
Japan

Takehito Hirano
Representative Director and President

Notice of Resolutions of the 12th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 12th Ordinary General Meeting of Shareholders held on the date hereof, reports and resolutions were made as described below.

Particulars

Matters to be reported:

1. Presentation of Business Report, consolidated Balance Sheet, consolidated Statement of Income, Balance Sheet, and Statement of Income for the 12th fiscal year from October 1, 2003 through September 30, 2004.

   Reported.

2. Presentation of the result of audit, in connection with Audit Report by Accounting Auditors and by the Board of Statutory Auditors.

   Reported.

Please see Balance Sheet and Statement of Income for earnings reports on our website (http://www.fullcast.co.jp/ir/ir_soukai.html).

Matters to be resolved:

Proposal 1:	Appropriation of Retained Earnings for the 12th Business Period.
	Approved as proposed.
Proposal 2:	Amendment of the Articles of Incorporation.
	Approved as proposed.
Proposal 3:	Election of 8 Directors.
	Approved as proposed.

(Summary English Translation)

May 11, 2004

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo
Japan

Takehito Hirano
Representative Director and President

Notice of Resolutions of the Board of Meeting regarding the interim dividend payments

This is to inform you that, at the Company's board of meeting held on May 10, 2004, reports and resolutions regarding the interim divided payments were made as described below.

Particulars

Pursuant to the provisions of article 38 of the Company's Articles of Incorporation, we shall pay the interim dividend to shareholders and registered substantive owners, who were entered or recorded in the list of shareholders or substantive shareholders, as of March 31, 2004, that:

1. Interim dividend payment: 1,000 yen per share
2. The effective date of claim rights for payment, and the opening date for payment: June 8, 2004

November 21, 2003


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH, D.C. 185 SECTION

To Whom It May Concern:

Notification Concerning the Grant of Stock Option

(Grant of subscription rights provided by Section 20 and 21 of Article 280 of the Commercial Code)

This is to inform you that we decided in a meeting of the board of directors on November 20, 2003 to submit a bill to the 11th regular general meeting of shareholders of the Company slated for December 19, 2003 for issuing subscription rights as part of stock option for members of the board, auditors and employees of the Company and its subsidiaries as given below:

Details:

1. The reason for the needs to issue the subscription rights under particularly favorable conditions for those other than shareholders

   We will issue the subscription rights free of charge with the aim at improving business performances through enhancing the morale and enthusiasm of members of the board, auditors and employees of the Company and its subsidiaries even further.

2. The outline of the subscription rights

   (1) Those eligible for being allotted the subscription rights
   Members of the board, auditors and employees of the Company and its subsidiaries.

   (2) The type and number of stock for the subscription rights
   Up to 2,000 common stocks in the Company will be allotted.
   When the Company implements stock split or reverse stock split, it will be adjusted according to the following formula. However, such adjustment will be made only for the number of stocks subject to the subscription rights that those eligible have not executed the rights at that particular point in time of the subscription rights, and stocks which fall short of the unit number resulting from such adjustment will be discarded.

   Number of stocks after adjustment = Number of stocks before adjustment × Ratio of stock split/reverse stock split

   In addition, if the Company merges or consolidates with other corporation and these subscription rights are handed down, or if the Company divides the corporation, or swaps or transfer stocks; thereby becoming a complete parent company, it will adjust the number of stocks, which is deemed necessary.

   (3) Total number of the subscription rights
   The allotment will be up to 2,000. (The number of shares per subscription right is one (1). However, if the number of shares is adjusted as provided by the aforementioned (2), the same will be applied.)

(4) The cost of issuing the subscription rights
The subscription rights will be issued free of charge.

(5) Amount paid at the time of executing the subscription rights
To calculate the amount paid per subscription right, multiple the amount paid to be determined according to the following by the number of shares per subscription right provided by the aforementioned (3). The amount of paid per share will be calculated as follows: multiple an average of closing prices for regular transaction of common stocks in the Company in the month prior to the month in which the subscription rights are to be issued (except days when transactions are not made) on the Tokyo Stock Exchange by 1.03 (figures below one (1) yen are to be discarded). However, if the said amount falls short of the closing price on the day when the subscription rights are issued (if there is no closing price for the day, the closing price of the most immediate preceding day), the closing price of the day when they are issued will be applied.
When new shares are issued at par value that falls short of the market value (except cases of execution of the subscription rights and the subscription rights involved in warrant-bearing bonds issued in accordance with the provision by Section 8 of Article 341 of the former Commercial Code before the revision), the amount paid per share will be adjusted according to the following formula and figures below one (1) yen resulting from such adjustment will be rounded up.

$$\text{Amount paid for new shares after adjustment} = \text{Amount paid for new shares before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares issued} \times \text{Amount paid per share}}{\text{Market value per share}}}{\text{Number of outstanding shares} + \text{Number of new shares issued}}$$

Moreover, when the Company implements stock split or reverse stock split, the amount paid would be adjusted according to the following formula and figures below one (1) yen resulting from such adjustment will be rounded up.

$$\text{Amount paid after adjustment} = \text{Amount paid before adjustment} \times \frac{1}{\text{Ratio of stock split/reverse stock split}}$$

Furthermore, if the Company merges or consolidates with other corporation after the date of issuance and these subscription rights are handed down, or if the Company divides the corporation, or swaps stocks with or transfer them to other corporation; thereby becoming a complete parent company, the amount paid which is deemed necessary will be adjusted.

(6) Term of executing the subscription rights
The term of executing the subscription rights will be determined by the board of directors, which is within the time period of five (5) years from the date of issuing the subscription rights.

(7) Terms and conditions for executing the subscription rights

(a) Those subscription rights holders are required to be members of the board, auditors or employees of the Company and its subsidiaries at the time of executing the subscription rights.

(b) However, the condition (a) above does not apply if they retire upon expiration of their term of office, or due to mandatory retirement age, or for any other good reason. The details have to be in compliance with the provisions given in the subscription rights allocation agreement described in the (d) below.

(c) When a subscription rights holder dies, his/her heir would be able to execute the rights. This has to be in compliance with the provisions given in the subscription rights allocation agreement described in the (d) below.

(d) Other terms and conditions have to be based upon resolutions by this general meeting of shareholders and the board of directors and in compliance with the subscription rights allocation agreement to be signed between the Company and the subscription rights holder.

(8) Reasons and conditions for eliminating the subscription rights

(a) When a subscription rights holder ceases to be eligible for executing the subscription rights, the Company will be able to eliminate the relevant subscription rights free of charge.

(b) When either a bill to approve a contract for merger in which the Company will becomes extinct, or a bill to approve a plan or contract for dividing the company in which the Company is divided, or a bill to approve a stock swap or transfer contract in which the Company becomes a complete subsidiary, is passed at the Company's general meeting of shareholders, the Company will be able to eliminate the subscription rights free of charge.

(9) Restrictions on the transfer of the subscription rights

Transferring the subscription rights will be subject to the approval by the board of directors.

Notes:

1. The aforementioned resolution is subject to the approval of the bill for the "Issuance of subscription rights as stock option" at the Company's 11th regular meeting of shareholders slated for December 19, 2003.
2. Although the "Issuance of subscription rights as stock option" was resolved at the 10th regular meeting of shareholders on December 20, 2002, we decided not to issue them in accordance with the said resolution in today's board of directors meeting.

Sincerely yours,

Takehito Hirano

President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-5778-7564 (IR Office)

March 8, 2004

To Whom It May Concern:

Re: Stock Split (free share distribution)

We are writing to inform you that we decided to split up shares in Fullcast Co., Ltd. in a board of directors' meeting held on March 8, 2004 in accordance with the following:

1. Objective of the stock split

To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of our shares.

2. Summary of the stock split

As of Wednesday, March 31, 2004, we will split common shares on a two-for-one-stock-split basis according to the following:

(1) Number of shares to be increased through the split-up

They will be common shares and the number of them will be the same as the final number of total stocks issued as of Wednesday, March 31, 2004.

(2) How to split up

The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of Wednesday, March 31, 2004 will be split on a basis of two-for-one stock split.

(3) Time schedule

- The date of starting when-issued transaction: Friday, March 26, 2004
- The record date of allotting split shares: Wednesday, March 31, 2004
- The effective date of the split-up: Thursday, May 20, 2004

3. The initial date of reckoning stock dividends Thursday, April 1, 2004

4. Any other matter to be needed for this stock split shall be determined in a board of directors meeting to be held from this point on.

Reference

1. The reason we do not specify the number of shares to be increased due to this stock split is that there is a likelihood that the total number of stocks issued will increase due to the exercise of rights to reserve new shares between the date of the resolution by the board of directors' meeting and the record date of allotting split shares (in accordance with the exercise of subscription rights provided under Paragraph 8, Article 341 of the Commercial Code before the revision as of April 1, 2002); thus, the number of shares issued as of the record date of allotting split shares cannot be determined.

2. The number of shares issued after the split-up will be as follows based upon the number of shares issued as of February 29, 2004:

(1) The current total number of shares issued:	137,325 shares
(2) The total number of shares to be increased through the split-up:	137,325 shares
(3) The total number of shares issued after the split-up:	274,650 shares

3. This stock split will entail no increase in capital.

   Capital as of February 29, 2004: 3,431,250,000 yen

4. Since the split-up will take effect as of May 20, 2004, it will not affect the estimated stock dividend as of the end of fiscal year ending September 30, 2004 (1,000 yen per share). As for stock dividends from the next fiscal year on, we will determine them by taking into consideration our overall future business activities, dividend propensity and others and announce it by early May at the same time we report an interim account settlement for the fiscal 2004.

Sincerely yours,

Takehito Hirano

President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

March 8, 2004

To Whom It May Concern:

Apayours to Become Fullcast's Wholly Owned Subsidiary Through Equity Swap

We are writing to inform you that Fullcast Co., Ltd. decided to sign a basic agreement to turn Apayours Co., Ltd. into its wholly owned subsidiary by an exchange of shares in a board of directors meeting on March 8, 2004.

Apayours also decided to conclude the basic agreement to swap shares in a board of directors meeting the same day. The both companies sealed the basic agreement concerned the same day.

The two companies will sign an equity swap agreement by the middle of April 2004 and subject to approval of Apayours' board of directors for the agreement in an extraordinary shareholders meeting slated for late April, stocks will be swapped on June 1, 2004.

Details

1. Purpose of turning Apayours into Fullcast's wholly owned subsidiary

The Fullcast Group is a general human resources service provider with 147 sales offices across the nation, nearly one million registered staff members and strong sales capabilities. It provides personnel outsourcing services for production line work, centered on short-term contractual workers services, and technical/engineer staffing services, and contractual clerical services. In order to improve its personnel outsourcing services and strengthen its fiscal structure even further, it is aiming at expanding upon the group's business activities.

Meanwhile, Apayours is a contractual light-work personnel outsourcing service provider based in Kyushu, while meeting unique human resources outsourcing needed primarily from amusement parlor business operators and event management/sales promotion companies.

Against such backdrop, the two companies have decided to have Apayours become Fullcast's wholly owned subsidiary through equity swap with the aim at strengthening their management base mutually and promoting their growth through respecting each company's independence in business management and mutually complementing management resources each lacks.

Upon equity swap, the Fullcast Group will be able to step up its services in the Kyushu region, where it has traditionally had few sales footholds, and improve its service menu, thereby enhancing the value of the corporate group specialized in offering general personnel outsourcing services even further.

2. Conditions for equity swap and others

(1) Schedule for equity swap

Board of directors meeting to approve the equity swap agreement	Mid-April 2004
Sealing of the equity swap agreement	Mid-April 2004
Shareholders meeting to approve the equity swap agreement	Mid-April 2004* Apayours
Date of equity swap	June 1, 2004

* The shareholders meeting will be held only at Apayours. Fullcast will swap stocks without obtaining approval of the shareholders meeting in compliance with the rules provided under Paragraph 1, Article 358 of the Commercial Code.

(2) Equity swap ratio

	Fullcast (parent company)	Apayours (wholly owned subsidiary)
Equity swap ratio	1	0.3406

Notes:

1. Equity allocation ratio

0.3406 share in Fullcast will be allocated to 1 share in Apayours.

2. Basis for equity swap ratio

The two companies asked Arcadia Group to calculate the equity swap ratio. With its result as reference, the two companies discussed and reached an agreement as given above.

3. Result of calculation by a third party, calculation method applied and basis for calculation

Based upon the market stock average method, Arcadia Group applied the Discounted Cash Flow (DCF) method, the market value net assets pricing method and the similar company comparison method in analyzing the corporate value of the two companies. In consideration of the overall result, it calculated the equity swap ratio.

4. Substitute treasury stocks to be issued through equity swap

Common stocks: 1,382 shares

Stock allocation through equity swap will be conducted without obtaining approval of the shareholders meeting in compliance with the rules provided under Paragraph 1, Article 358 of the Commercial Code.

(3) Amount of money delivered through equity swap

No amount of money will be delivered through this equity swap.

(4) Initial date of reckoning stock dividends

The initial date of reckoning stock dividends involved in new shares to be issued through this equity swap will be April 1, 2004.

3. Profile of the companies concerned in equity swap

(1) Company name	Fullcast Co., Ltd. (parent company)		Apayours Co., Ltd. (wholly owned subsidiary)
(2) Main business activities	Short-term contractual workers services (logistics, warehouse work, cleaning, event management, restaurant-related work and others)		Personnel outsourcing assistance services (contractual management/ operation of playgrounds and others)
(3) Date of establishment	September 1990		April 1995
(4) Location of head office	2-6 Sakuragaoka-cho, Shibuya Ward, Tokyo		1-15, 4-chome Chuo-cho, Oita City, Oita Prefecture
(5) Representative	President and Chief Executive Officer Takehito Hirano		President and Chief Executive Officer Hidenori Ueki
(6) Capital	3,289 million yen (as of September 30, 2003)		205 million yen (as of May 31, 2003)
(7) Total number of shares outstanding	44,829 shares (as of September 30, 2003) Common shares were split on a three-for-one-stock-split basis as of November 20, 2003. As a result, increased 89,658 shares.		3,760 shares (as of May 31, 2003)
(8) Shareholders' equity	8,325 million yen (as of September 30, 2003)		263 million yen (as of May 31, 2003)
(9) Total assets	12,368 million yen (as of September 30, 2003)		525 million yen (as of May 31, 2003)
(10) Fiscal term	September 30		May 31
(11) Number of employees	317		138
(12) Main customers	Nippon Express Co., Ltd. Yamato Transport Co., Ltd. and others		Dynam Co., Ltd. YUKO LUCKY WEST and others
(13) Main shareholders and stockholding ratio (as of September 30, 2003)	Takehito Hirano 41.99% The Master Trust Bank of Japan, Ltd. (trust unit) 4.21% Japan Trustee Services Bank, Ltd. (trust unit) 4.15% The Chase Manhattan Bank N.A. London standing proxy Mizuho Corporate Bank Ltd., Kabuto-cho Securities Settlement Office 4.02% Anan Associates 2.27% (As of September 30, 2003)		Hidenori Ueki 38.03% Investment Enterprise Partnerships NIF New Technology Fund 2000/No. 2 13.30% NIF Ventures Co., Ltd. 7.98% Noriyuki Fujikura 5.96% Investment Enterprise Partnerships NIF H Fund No. 1 5.32% (As of May 31, 2003)
(14) Main financing banks	UFJ Bank The Bank of Yokohama Mizuho Bank		Sumitomo Mitsui Banking Corporation Mizuho Bank Fukuoka Bank
(15) Number of shareholders	2,210		35
(16) Relations of the companies concerned	Capital relations	none	
	Human relations	none	
	Business relations	none	

4. Business results for the past 3 years

	Fullcast Co., Ltd. (parent company)			Apayours Co., Ltd. (wholly owned subsidiary)		
Fiscal term	FY ended Sep. 2001	FY ended Sep. 2002	FY ended Sep. 2003	FY ended May 2001	FY ended May 2002	FY ended May 2003
Sales (millions of yen)	15,077	14,814	22,302	893	1,308	2,178
Operating profit (millions of yen)	1,309	1,039	1,608	22	(100)	39
Ordinary profit (millions of yen)	1,239	1,149	1,783	40	(108)	33
Current net profit (millions of yen)	482	246	914	14	(112)	50
Current net profit per share (yen)	11,744.53	5,605.47	20,928.55	12,242	(43,633)	14,868
Annual dividend per share (yen)	2,000	2,500	5,000	0	0	0
Shareholders' equity per share (yen)	167,065.41	162,602.32	189,510.38	129,916	78,177	77,948

Note: The figures given above are calculated on a non-consolidated basis.

5. The state upon equity swap

(1) Company name, business activities, location of the head office, representative

The same as given in "*3. Profile of the companies concerned in equity swap.*"

(2) Capital

Company name	Fullcast Co., Ltd.	Apayours Co., Ltd.
Capital	(To be determined)	220,500 thousand yen

(3) Impact on consolidated business results

As of the end of January 2004, Apayours had a total of 15 sales footholds, (up 4 footholds from the same time last year), while its business was growing smoothly. Because it can expect to enjoy synergies from the Fullcast Group in the future, further increase in revenues and profit can be expected.

As for its impact on Fullcast's consolidated business results for the fiscal year ending September 30, 2004, consolidation will start on the assumption that June 1, 2004 is the date of acquisition. For this reason, we expect to book a loss of approx. 260 million yen due to amortization of consolidation account adjustment.

In addition, Fullcast will report its projected consolidated business results for the fiscal year ending September 30, 2004 as soon as it compiles figures.

Sincerely yours,

Takehito Hirano

President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

March 12, 2004

To Whom It May Concern:

Re: Off-floor Distribution of Shares in Fullcast Co., Ltd.

We are writing to inform you that we have scheduled off-floor distribution of shares in Fullcast Co., Ltd. as given below:

1. Number of shares to be distributed: 1,000 shares

2. Period of off-floor distribution: March 18, 2004 – March 24, 2004

3. Price of shares to be distributed: The price of shares to be distributed will be determined based upon the closing price the day before the day of distribution.

4. Maximum number of share(s) to be purchased: One (1) share per buyer
(Unit of exchange: one (1) share)

5. Stock exchange applicable: Tokyo Stock Exchange

6. Objective of off-floor distribution: To improve the state of distribution of our shares

Note: We will not sell shares we currently own through this off-floor distribution. Please be informed that in the event that due to a radical change to the stock market it becomes difficult to implement this off-floor distribution as scheduled, it may be canceled or postponed.

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano

President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

March 19, 2004

To Whom It May Concern:

Re: Off-floor Distribution of Shares in Fullcast Co., Ltd.

We are writing to inform you that we will implement off-floor distribution of shares in Fullcast Co., Ltd. as given below:

1. Number of shares to be distributed: 1,000 shares

2. Date of implementation of off-floor share distribution: March 22, 2004

3. Price of shares to be distributed: 451,050 yen

4. Maximum number of share(s) to be purchased: One (1) share per buyer (Unit of exchange: one (1) share)

5. Stock exchange applicable: Tokyo Stock Exchange

6. Objective of off-floor distribution: To improve the state of distribution of our shares

Note: We will not sell shares we currently own through this off-floor distribution.

(For your reference)
Estimated price of shares to be distributed off-floor

- Relevant date of calculation and price: March 19, 2004 / 465,000 yen
- Discount rate: 3.0%

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

March 22, 2003

To Whom It May Concern:

Re: Completion of off-floor distribution of shares in Fullcast Co., Ltd.

We are writing to inform you that we have implemented off-floor distribution of shares in Fullcast Co., Ltd. we announced on March 19, 2004 and completed the distribution of shares we planned as given below:

Date of implementation of off-floor share distribution	Number of shares distributed off-floor	Stock price	Maximum number of share(s) purchased
March 22, 2004	1,000 shares	451,050 yen	1 share

For your reference, the following is what we had informed you as of March 19, 2004:

1. Number of shares to be distributed: 1,000 shares

2. Date of implementation of off-floor share distribution: March 22, 2004

3. Price of shares to be distributed: 451,050 yen

4. Maximum number of share(s) to be purchased: One (1) share per buyer (Unit of exchange: one (1) share)

5. Stock exchange applicable: Tokyo Stock Exchange

6. Objective of off-floor distribution: To improve the state of distribution of our shares

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President and CEO
Fullcast Co., Ltd. (Code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel: +81-(3)-3780-9507
Tel: +81-(3)-5778-7564(Interpreter)

April 19, 2004

To Whom It May Concern:

Allotment of the Stock Options

We are writing to inform you that we decided specifics as given below on the issuance of stock options in accordance with Paragraphs 20 and 21, Article 280 of the Commercial Code in the 11th regular general meeting of shareholders on December 19, 2003.

Details:

1. Date of issuing the stock options: April 27, 2004

2. Total number of stock options to be issued: 2,229 (the number of share per stock option is 1)

3. Issue price of the stock options: 0 yen (free of charge)

4. Type of stock intended by the stock options: 2,229 common stocks in the Company

5. Amount to be paid when the stock options are exercised: To be determined on April 27, 2004

6. Time period for exercising the stock options: From January 1, 2006 through December 30, 2008

7. Those eligible to be allotted the stock options: To be allotted to a total of 192 directors, auditors and employees of the Company and its subsidiaries

Reference:

1. Date of the board of directors' passing a resolution for the regular general meeting of shareholders: November 20, 2003
2. Date of the regular general meeting of shareholders' passing a resolution: December 19, 2003

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

April 27, 2004

To Whom It May Concern:

Notice Regarding Exercise Price of the Stock Options

We are writing to inform you that we decided specifics as given below on the exercise price of stock options (stock acquisition rights) pursuant to the resolution passed at the meeting of the board of directors held on April 19, 2004.

Details:

1. The amount to be paid upon exercise of stock acquisition rights:
   288,400 yen per share

2. Total issue price of shares issuable upon exercise of stock acquisition rights:
   642,843,600 yen

3. Amount of the issuing price to be capitalized:
   144,200 yen per share

Reference:

1. Date of the board of directors' passing a resolution for the regular general meeting of shareholders: November 20, 2003
2. Date of the regular general meeting of shareholders' passing a resolution: December 19, 2003

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

May 10, 2004

To Whom It May Concern:

Revisions to the Projection for the (Consolidated/Individual) Financial Results for the Fiscal Year Ending September 30, 2004

We are writing to inform you that Fullcast Co., Ltd. has revised the projection for the financial results for the fiscal year ending September 30, 2004 (October 1, 2003 – September 30, 2004). The projection announced in the Brief Announcement of the Consolidated Financial Results for the Fiscal Year Ended September 30, 2003 and the Summary of Individual Financial Statements for the Fiscal Year Ended September 2003, both of which are dated November 13, 2003, has been revised as given below:

Details

1. Revisions to the Projection for the Consolidated Financial Results for the Fiscal Year Ending September 30, 2004

(1) October 1, 2003 – September 30, 2004

(Unit: millions of yen)

	Net sales	Ordinary income	Current net income
Original projection (A)	43,600	2,920	1,590
Revised projection (B)	48,000	3,200	1,300
Amount of change (B-A)	4,400	280	(290)
Rate of change (%)	10.1%	9.6%	(18.2%)

(Reference) Comparison to the previous-year financial results

(Unit: millions of yen)

	Net sales	Ordinary income	Current net income
Previous-year results (fiscal 2003)	37,945	2,558	1,196
Projection for the current term (fiscal 2004)	48,000	3,200	1,300
Amount of change	10,054	641	103
Rate of change	26.5%	25.1%	8.6%

(2) Reasons for revisions

In view of primarily the growth for the first half of the current fiscal year, consolidated net sales and ordinary income have been revised on grounds that the Company can expect them to continue to grow into the second half as well.
Current net income has been revised mainly due to a extraordinary loss to be incurred with amortization of consolidation account adjustment.
For further details, please refer to the Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004, which is released on May 10, 2004.

2. Revisions to the Projection for the Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004

(1) October 1, 2003 – March 31, 2004

(Unit: millions of yen)

	Net sales	Ordinary income	Current net income
Original projection (A)	20,800	1,430	740
Revised projection (B)	22,580	1,612	895
Amount of change (B-A)	1,780	182	155
Rate of change (%)	8.6%	12.8%	21.0%

(Reference) Comparison to the previous-year financial results

(Unit: millions of yen)

	Net sales	Ordinary income	Current net income
Previous-year results (First half of fiscal 2003)	18,717	1,296	540
Projection for the current term (First half of fiscal 2004)	22,580	1,612	895
Amount of change	3,863	316	355
Rate of change	20.6%	24.4%	65.8%

(2) Reasons for revisions

Revisions have been made primarily due to continued growth of the main business segments.
For further details, please refer to the Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004, which is released on May 10, 2004.

3. Revisions to the Projection for Individual Financial Statements for the Fiscal Year Ending September 30, 2004

(1) October 1, 2003 – September 30, 2004

(Unit: millions of yen)

	Net sales	Ordinary income	First half net income
Original projection (A)	25,200	2,020	940
Revised projection (B)	27,000	2,100	1,100
Amount of change (B-A)	1,800	80	160
Rate of change (%)	7.1%	4.0%	17.0%

(Reference) Comparison to the previous-year financial results

(Unit: millions of yen)

	Net sales	Ordinary income	First half net income
Previous-year results (fiscal 2003)	22,302	1,783	914
Projection for the current term (fiscal 2004)	27,000	2,100	1,100
Amount of change	4,697	316	185
Rate of change	21.1%	17.8%	20.2%

(2) Reasons for revisions

The Projection for Individual Financial Statements for the Fiscal Year Ending September 30, 2004 has been revised primarily because the Company can expect to continue to receive more orders from not only existing but new client companies as well than originally projected into the second half.

For further details, please refer to the Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004, which is released on May 10, 2004.

4. *Revisions to the Projection for Individual Financial Statements for the First Half of the Fiscal Year Ending* September 30, 2004

(1) October 1, 2003 – March 31, 2004

(Unit: millions of yen)

	Net sales	Ordinary income	First half net income
Original projection (A)	12,700	1,100	490
Revised projection (B)	13,603	1,192	692
Amount of change (B-A)	903	92	202
Rate of change (%)	7.1%	8.5%	41.3%

(Reference) Comparison to the previous-year financial results

(Unit: millions of yen)

	Net sales	Ordinary income	First half net income
Previous-year results (First half of fiscal 2003)	11,303	956	416
Projection for the current term (First half of fiscal 2004)	13,603	1,192	692
Amount of change	2,299	236	275
Rate of change	20.3%	24.7%	66.3%

(2) Reasons for revisions

For further details, please refer to the Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2004, which is released on May 10, 2004.

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

May 10, 2004

To Whom It May Concern:

Revision to the Projection for a Dividend for the 12th Fiscal Year Ending September 30, 2004

We are writing to inform you that we have revised the projection for a dividend per share to be paid at the end of the current fiscal year in a board of directors' meeting on May 10, 2004.

Details

1. Reason for revising the projection for a dividend

   As the Company will split up common stock on a one-for-two stock split basis as of May 20, 2004, it has revised the projection for a dividend per share to be paid at the end of the current fiscal year as given below. For shareholders listed on the final list of shareholders dated March 31, 2004 and its equivalent, the number of shares they owned will be split up on a one-for-two stock split basis. Thus, the amount of a substantial dividend to be paid at the end of the current fiscal year will be the same as the amount to be paid before the stock split.

2. Details for the revision

(Unit: yen)

	First half	At end of period	Annual
Original projection (November 13, 2004)	1,000	1,000	2,000
Revised projection	1,000	500	1,500
(Reference) Previous-year actual dividend	1,000	4,000	5,000

Note: The dividend actually paid at the end of the previous fiscal year includes a commemorative dividend worth 2,500 yen.

Should you have any questions regarding these matters, please feel free to contact us.

Sincerely yours,

Takehito Hirano
President & CEO
Fullcast Co., Ltd.
(Stock code: 4848 on the Second Section of the Tokyo Stock Exchange)

Contact: Yutaka Kubo
Corporate Executive Officer in charge of management strategy

Tel.: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)

September 13, 2004

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone: +81-3-3780-9507

Dear Client:

Notification of commemorative dividend to mark listing on the First Section of the Tokyo Stock Exchange

Fullcast Co., Ltd. has listed its shares on the First Section of the Tokyo Stock Exchange on September 1, 2004. We sincerely thank our customers and shareholders for their continuous support, without which we would not have reached this point.

Upon this, we hereby inform you that Fullcast Co., Ltd. has resolved, at the Directors' meeting held today, a year-end dividend for the current fiscal year as follows.

Projected dividend payment for the year ending September 2004
(from October 1, 2003 to September 30, 2004)

(Yen)

	Interim	End of term		Year-end
		Ordinary	commemorative	
Projected dividend (Released on May 10, 2004)	1,000	500	—	1,500
Amended dividend	1,000	500	500	2,000
(Reference) Previous dividend payout for the term ending September 2003	1,000	1,500	2,500	5,000

*The company has declared a three-for-one stock split on November 20, 2003 and a two-for-one stock split on May 20, 2004 for the fiscal year ending September 2004.

(Reference) Dividend payout adjusted for the stock split compared to the Previous dividend payout

(Yen)

	Interim	End of term		Year-end
		Ordinary	commemorative	
Projected dividend (Released on May 10, 2004)	3,000	3,000	—	6,000
Amended dividend	3,000	3,000	3,000	9,000
(Reference) Previous dividend payout for the term ended in September 2003	1,000	1,500	2,500	5,000

September 27, 2004

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Corporate Executive Officer in charge of management strategy
Telephone: +81-3-3780-9507

Dear Client:

Notification of the Acquisition of the Company's own shares

(Acquisition of own shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code)

You are hereby noticed that at the meeting of the Board of Directors held on September 27, 2004, Fullcast Co., Ltd. resolved that it will acquire its own shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Reason for the acquisition of its own shares:

The company will acquire its own shares in order to implement more flexible financial policies pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

2. Details of acquisition

1) Types of shares to be acquired: Shares of common stock of the company
2) Total number of shares to be acquired: up to 4,000 shares (% of the number of shares already issued: 1.46%)
3) Total acquisition cost: up to ¥1,000,000,000
4) Period of acquisition: From October 1, 2004 to December 21, 2004

(Reference)

Total number of own shares as of September 27, 2004

Total number of shares already issued (excluding own shares): 273,312 shares

Number of own shares: 2,652 shares

November 8, 2004

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

Dear Client:

Notification of Changes in the Board of Directors

Fullcast Co., Ltd. today announced that the board of directors has nominated the following director candidates at the board meeting on November 8, 2004, to be submitted to the annual shareholders' meeting slated for December 22, 2004.

New director candidates (to be submitted to the annual shareholders' meeting slated for December 22)

Name	Current Position and Title
Yutaka Kubo	Corporate Executive Officer General Manager of Group Strategy Headquarters
Yasushi Kamiguchi	Corporate Executive Officer General Manger of Management Headquarters

November 15, 2004

Company name:	Fullcast Co., Ltd.
President and CEO:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

Contact:	Yutaka Kubo, Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone:	+81-3-3780-9507

Dear Client:

Notice of Cancellation of Acquisition of the Company's Own Shares

This is to notify that the board of directors resolved at today's meeting to cancel the acquisition of its own shares that had been determined earlier.

Fullcast Co., Ltd. resolved to acquire its own shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code at the meeting of the Board of Directors held on September 27, 2004. However, the Board has decided to cancel the acquisition of its own shares on the grounds that it will be inappropriate to buy them in such stock market conditions where the Company's stock price has been rising since the resolution was made, which remains at a higher level than expected at the time of resolution. There is no acquisition of its own shares during the period of acquisition that has already passed.

(Reference)

Details of acquisition resolved at the meeting of the Board of Directors held on September 27, 2004

1) Types of shares to be acquired: Shares of common stock of the Company
2) Total number of shares to be acquired: up to 4,000 shares
3) Total acquisition cost: up to ¥1,000,000,000
4) Period of acquisition: From October 1, 2004 to December 21, 2004

December 27, 2004

Company name:	Fullcast Co., Ltd.
President and CEO:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

Contact:	Yutaka Kubo, Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone:	+81-3-3780-9507

Dear Client:

Notification of the acquisition of stocks in Human Resources Research Institute, Inc.

Fullcast Co., Ltd. resolved on acquiring stock in Human Resources Research Institute, Inc. (HRI), thereby turning it into a subsidiary at the board of directors' meeting held on December 27, 2004. HRI also approved the sale of stock at the board of directors' meeting held the same day. By mutual consent, the Company hereby informs you of the following regarding this matter:

1. The reason for acquiring stock in HRI

The Fullcast Group is a provider of total human resources outsourcing solutions, with a business network of 309 business outlets across the nation, about one million registered staff members, as well as powerful sales force. Under the motto "One-stop Total Solution" designed to meet every single request for human resources, the Group aims at expanding the scope of business activities in order to step up its human resources services and bolster the fiscal structure even further.

Meanwhile, HRI offers multiple human resources services ranging from dispatching temporary staff to outplacement and placement services, centered on transactions with excellent clients in the financial and securities segment or government or other public offices.

The main reason the Group has decided to acquire stock in HRI, thereby turning it into a subsidiary is threefold:

(1) The Group will add HRI's expertise in temporary help services, outplacement services and placement business to the scope of its business activities with the aim at strengthening its operations and expanding its service menu in order to offer "One-stop Total Solution" to its clients.

(2) The Group will offer its human resources services to HRI's excellent clientele in the financial and securities sectors or government and other public offices, which differs from the Group's client base.

(3) The Group will further expand the Japanese version of the PEO* (Professional Employer Organization) business that it has moved forward through making use of HRI's expertise in outplacement service and human resources, such as consultants.

With synergies resulting from these as a starter, the two companies will bolster the fiscal constitution, expand the business and improve the value as the Group even further.

* The Japanese version of professional employer organization (PEO) is a new business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. In the United States, PEO has spread rapidly and been established as an employment system. The Company adapted it to the Japanese actual business climate in compliance with the relevant laws and regulations.

2. Outline of the company

(1) Corporate name	Fullcast Co., Ltd. (Parent company)	Human Resources Research Institute, Inc. (Subsidiary)
(2) Details of business	Total human resources outsourcing	Temporary help services, outplacement services, placement business
(3) Foundation	September 1990	July 1998
(4) Headquarters	Fullcast Building, 2-6, Sakuragaoka, Shibuya Ward, Tokyo	9th Floor, Kyoritsu Building, 2-4-5, Iidabashi, Chiyoda Ward, Tokyo
(5) Representative	Takehito Hirano, President and CEO	Chairman Masao Takeuchi President Fumio Kato
(6) Capital	3.464 million yen (as of the end of September 2004)	480 million yen (As of March 31, 2004)
(7) Number of outstanding shares	275,964 (As of September 30, 2004)	460,000 (As of March 31, 2004)
(8) Shareholders' equity	10,067 million yen	617 million yen
(9) Total assets	15,024 million yen	966 million yen
(10) Fiscal term	September 30	March 31
(11) The number of the Group's employees	416	115
(12) Major customers	Nippon Express Co., Ltd., Yamato Transport Co., Ltd., and others	Nomura Securities Co., Ltd., Prefecture of Fukuoka, The Fuji fire and Marine Insurance Co., Ltd.
(13) Major shareholders and shareholding ratio	Takehito Hirano 35.17% The Master Trust Bank of Japan, Ltd. 4.11% (account in trust) Japan Trustee Services Bank, Ltd. 2.91% (account in trust) (As of September 30, 2004)	JAFCO Co., Ltd. 21.73% Masao Takeuchi 6.52% Fumio Kato 6.52% Naomichi Shimao 6.52% Treasury stock 1.52% (As of March 31, 2004)
(14) Main financing bank	UFJ Bank Ltd., The Bank of Yokohama, Ltd, Mizuho Bank, Ltd.	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi, Ltd.
(15) Number of shareholders	5,872	94
(16) Relationship of the companies	Capital relationship	None
	Human relationship	None
	Business relationship	None

3. Time schedule

December 27, 2004	Resolution passed at the board of directors' meeting
January 27, 2005	Stock transfer agreement will be signed between HRI and stock will be transferred

4. Business performance for the most recent three fiscal years

	Fullcast (Parent company)			Human Resources Research Institute, Inc. (Subsidiary)		
Fiscal year	FY ended September 2002	FY ended September 2003	FY ended September 2004	FY ended June 2002	FY ended March 2003 (9 months)	FY ended March 2004
Net sales (million yen)	14,814	22,302	28,672	2,311	1,975	2,407
Operating income (million yen)	1,039	1,608	2,195	16	118	-359
Ordinary income (million yen)	1,149	1,783	2,241	18	126	-357
Current net income (million yen)	246	914	1,309	4	-14	-174
Net income per share (yen)	5,605.47	20,928.55	4,854.49	10.11	-31.33	-379.27
Annual dividend per share (yen)	2,500	5,000	2,000	—	—	—
Shareholders' equity per share (yen)	162,602.32	189,510.38	36,835.35	1,752.31	1,720.98	1,341.70

(Note 1) All the above figures are based on non-consolidated account settlement.

(Note 2) Due to a change of HRI's business year, the fiscal year ended September 2003 is nine (9) months (July 1, 2002 – March 31, 2003).

5. Estimated number of shares to be acquired, per share acquisition cost and shares owned before and after the acquisition

(1) Number of shares owned before acquisition	0 share (percentage of ownership 0%)
(2) Estimated number of shares to be acquired	453,000 shares (acquisition cost per share: 1,600 yen)
(3) Number of shares after acquisition (Note 3)	453,000 shares (percentage of ownership 100%) (*3)

(Note 1) The basis for calculating the acquisition cost per share

The two companies asked TOKYO M&A Co., Ltd. to calculate an assessed value per share. With the result of such assessment as reference, the two parties discussed the matter. As a result, they agreed on the acquisition cost per share given above.

(Note 2) The result of calculation by a third party, calculation method and basis for calculation

TOKYO M&A Co., Ltd. applied the revised net asset value method and the capitalization method in analyzing HRI's corporate value. In consideration of the result from a comprehensive perspective, it determined an assessed value per share.

(Note 3) The procedures for retiring HRI's 7,000 shares of treasury stock will be followed.

6. Future outlook

As for the future outlook, as HRI will become a consolidated subsidiary effective on April 1, 2005, which is the deemed date of acquisition, the Group expects to report amortization of consolidated account adjustment totaling approximately 5.2 million yen (extraordinary loss).

No changes will be made to the projected consolidated financial results for the first half of the fiscal year ending September 2005.

As for projected consolidated financial results for the full year, as soon as numbers are put together, the Company will disclose them.

January 20, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

Dear Client:

Re: Media speculation on obtaining naming rights for Miyagi Stadium

Some media reported today that Fullcast is applying for obtaining naming rights of the prefecture-run Miyagi Stadium. This is true and Fullcast is a candidate for acquisition of the naming rights. The final decision will be made by the prefecture after its strict examination.

Fullcast is further committed to notifying stakeholders and interested parties without delay of issues that have a potentially significant impact on investment decisions.

January 22, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

Dear Client:

Notification of acquisition of naming rights for Miyagi Stadium

Fullcast and the prefecture of Miyagi have reached a basic agreement on naming rights for Miyagi Stadium. Details are shown below.

1. Basic information of naming rights contract

   New name: FULLCAST STADIUM MIYAGI

   Contract period and amount of contract:

   Three years

   Annual payment: 200 million yen

   When to start using the new name:

   March 20, 2005 (TBD)

2. Future prospect

   Fullcast considers that the acquisition of naming rights for Miyagi Stadium will significantly contribute to implementing the Group's corporate strategies including enhanced brand value, improved corporate image, and strengthened recruiting capabilities.

   No revision is expected at the moment due to this contract to the forecast of financial results for the year ending September 30, 2005.

～株主通信～

株主の皆様へ

第12期事業報告書


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2005
WASH, D.C.
185

（平成15年10月１日から
平成16年９月30日まで）

株式会社フルキャスト

営業報告書

（自　平成15年10月１日
至　平成16年９月30日）

1.　営業の概況

(1) 企業集団の営業の経過および成果

当連結会計年度における我が国経済は、輸出の増加、設備投資の増加が、企業収益の改善を下支えし、年度末にかけては、企業のリストラが一段落し雇用不安の薄れから個人消費の持ち直しも見られ、景気は回復基調が続いております。

このような状況にあって当社グループは、企業活動における開発、設計、生産、物流、販売の活発化を受けアウトソーシング需要が拡大したことや、積極的な拠点展開により全国でのサービス体制を急速に整えたこと、またサービスの優位性と対応力で需要の取り込みを行ったことにより、既存顧客の受注増加のみならず新規顧客からの受注も獲得し、業績を伸長させることができました。

地域別では、経済の回復が著しい東海・中国地域をはじめとして全般的に受注拡大が続いており、セグメント別売上高では、スポット事業、ファクトリー事業、テクノロジー事業の主要事業すべてにおいて伸長いたしました。

販売費及び一般管理費につきましては、積極的な拠点展開によって見込まれる人件費を中心とした経費の効率的配分を徹底し抑制に努めた結果、売上高販管比率は、21.9％（前期比0.6％低下）となりました。

また、特別損失において、平成16年６月１日の株式交換による㈱アパユアーズの完全子会社化により一括処理した連結調整勘定償却額317百万円等を計上いたしました。

これらの結果、当連結会計年度の売上高は49,688百万円（前期比30.9％増）、営業利益は3,255百万円（同32.6％増）、経常利益は3,292百万円（同28.7％増）、当期純利益は1,511百万円（同26.3％増）となりました。

なお、当社株式は、平成16年９月１日をもって東京証券取引所市場第一部に上場いたしました。これもひとえに株主の皆様のご支援の賜物と厚く御礼申し上げます。

事業別の状況

事業別の状況において、各セグメントの売上高は、「外部顧客に対する売上高」と「セグメント内売上高」の合計にて記載しております。

(スポット事業)

アウトソーシング市場におけるスポット事業の分野では、景気の着実な回復に加え、すべての業務を正社員が行うのではなくアウトソーシング企業を有効に利用するという企業の収益構造・雇用形態の変化を受け、全国各地において需要が拡大しております。

このような環境のもと、顧客企業のニーズへの対応力強化のため、上期に引き続き全国拠点網の充実を図り142拠点を新設いたしました。これにより当連結会計年度末のスポット事業の拠点数は、㈱フルキャストの215拠点、㈱フルキャストオフィスサポートの７拠点を合わせ全国222拠点（前期比142拠点増）となりました。さらに完全子会社化した㈱アパユアーズの24拠点とその後新規に５拠点展開したことで29拠点増加し、全国251拠点（前期比171拠点増）となりました。積極的な拠点配置によって、家電、

飲料等を扱う物流・倉庫関連を中心とした既存顧客企業からの受注が拡大するとともに、全国規模のイベント・セールスプロモーションを扱う新規の顧客企業からの受注も増加し、業績が伸長いたしました。地域別では、東海地域を中心に全国において受注が拡大しております。

販売費及び一般管理費につきましては、拠点開設費用および人員の積極的な採用に伴う人件費関連の増加が利益減少に繋がらないよう経費コントロールの徹底化を図るとともに、ITを有効に活用することで効率的な採用を行い、登録スタッフの採用単価の抑制に努めるなどいたしました。

これらの結果、売上高は31,134百万円（前期比37.8％増）、営業利益2,863百万円（同26.1％増）となりました。

(ファクトリー事業)

ファクトリー事業におきましては、平成16年３月１日に施行された改正労働者派遣法による製造業務への派遣解禁をうけ、㈱フルキャストファクトリーならびに㈱フルキャストセントラルでは、派遣、請負の両方を顧客企業が選択可能な体制を整え顧客企業のニーズに対応いたしました。

自動車業界以外の工場ライン系人材サービスを行っている㈱フルキャストファクトリーにおきましては、カメラ付き高機能型携帯電話、HDD付きDVDレコーダーや薄型テレビといったデジタル家電製品の製造ラインの受注が上期に引き続き好調に推移するとともに、食品・飲料業界からの受注が拡大いたしました。

自動車業界向け工場ライン系人材サービスに特化した㈱フルキャストセントラルにおきましては、主要顧客からの受注の増加に加え、新規の企業から受注したことから業績が伸長いたしました。

販売費及び一般管理費につきましては、今後の業容拡大を睨み積極的に人員を配置したことにより人件費等が増加したこと、採用活動に厳しさが増してきたことから求人費が増加いたしました。

これらの結果、売上高は12,269百万円（前期比14.1％増）、営業利益564百万円（同4.9％減）となりました。当連結会計年度の拠点数は、㈱フルキャストファクトリーの24拠点（前期比５拠点増）、㈱フルキャストセントラル19拠点（同６拠点増）を合わせ全国43拠点となりました。

(テクノロジー事業)

IT・エレクトロニクス業界は、半導体、パソコン、液晶のデジタル関連製品の需要拡大を背景に研究開発投資と設備投資を積極的に進めているため、技術者の需要が増大しております。このような環境下、新卒技術者152人を早期に配属できたことから、当連結会計年度の技術者稼働率は、95.5％となりました。受注単価につきましては、上昇傾向で推移いたしました。

これらの結果、売上高は6,264百万円（前期比30.4％増）、営業利益324百万円（同60.9％増）となりました。

企業集団の事業セグメント別売上高

（単位：千円）

区　　分	前連結会計年度 自　平成14年10月１日 至　平成15年９月30日		当連結会計年度 自　平成15年10月１日 至　平成16年９月30日		前期比
	金　額	構成比	金　額	構成比	
スポット事業	22,205,911	58.5%	30,814,275	62.0%	38.8%
ファクトリー事業	10,713,647	28.2	12,234,864	24.6	14.2
テクノロジー事業	4,313,317	11.4	6,212,128	12.5	44.0
その他事業	712,535	1.9	426,796	0.9	△40.1
合　　計	37,945,412	100.0	49,688,065	100.0	30.9

（注）　上記は外部顧客に対する売上高を記載しております。

(2) 企業集団の対処すべき課題

今後の人材ビジネスを取り巻く環境は、市場規模の量的増加にとどまらず、変革が著しい情報通信技術なども巻き込みながら、多様化、高度化、専門化といった質的変化を伴って推移していくものと考えられます。

平成16年３月１日施行の「改正労働者派遣法」による製造業務への派遣解禁は、ブルーカラー職種におけるアウトソーシング需要を拡大させるとともに市場の一層の成長を加速させると考えております。

当社グループといたしましては、こうした市場の変化に柔軟に対応しながら、かつニーズを先取りした戦略を進めていく必要性を認識しております。そのために、既存の事業の拡大を図りながら、新しいビジネスチャンスを常に模索し続けております。

具体的には、短期系人材サービス業を中核事業として位置づけた上で、子会社が行っている技術系人材サービスや自動車業界向け工場ライン系人材サービス、事務系人材サービスといった事業を拡充していくとともに、新規事業を含めたグループ全体の有機的な結合を図っていきます。

また、今後はM&A戦略や新規事業を進めていくことによって、事業分野の拡充およびグループ全体としての企業価値を高めていく所存であります。

株主の皆様には、引き続き一層のご支援ご鞭撻をお願い申し上げます。

(3) 企業集団の設備投資の状況

当連結会計年度の設備投資総額は696百万円であり、その主な内訳は拠点拡充による有形固定資産の取得、基幹システムの追加開発によるソフトウェアの取得等であります。

(4) 企業集団の資金調達の状況

該当事項はありません。

(5) 企業集団および当社の営業成績および財産の状況の推移

① 企業集団の営業成績および財産の状況の推移

(単位：千円)

区　　分	第８期 平成12年９月期	第９期 平成13年９月期	第10期 平成14年９月期	第11期 平成15年９月期	第12期 平成16年９月期 (当連結会計年度)
売　上　高	16,934,308	23,925,518	26,319,869	37,945,412	49,688,065
営　業　利　益	1,716,981	1,907,308	1,511,037	2,455,315	3,255,618
経　常　利　益	1,524,561	1,764,369	1,484,506	2,558,658	3,292,866
当期純利益	71,406	941,154	346,840	1,196,630	1,511,906
１株当たり 当期純利益(円)	474,045.35	22,910.83	7,902.31	27,373.46	5,603.88
総　資　産	11,704,455	13,906,653	13,928,132	15,493,565	19,461,520
純　資　産	3,558,304	7,725,904	7,443,487	8,719,291	10,977,589
１株当たり 純資産(円)	1,078,274.01	173,226.55	171,327.33	198,486.00	40,165.04

(注) 1. １株当たり当期純利益は期中平均発行済株式総数により、１株当たり純資産につきましては、期末発行済株式総数より算出しております。
なお、商法改正に伴い、自己株式を資本の控除項目としたことにより、第10期より発行済株式総数から自己株式を控除して算出しております。
また、第９期の１株当たり当期純利益が第８期に比べて大幅に減少しておりますが、これは平成13年１月12日をもって１株を４株に分割し、平成13年２月１日をもって１株を３株に分割したことによるものであり、第12期の１株当たり当期純利益が第11期に比べて大幅に減少しておりますが、これは平成15年11月20日をもって１株を３株に分割し、平成16年５月20日をもって１株を２株に分割したことによるものであり、それぞれ１株当たり当期純利益の算出にあたっては、当該株式分割が期首に行われたものとして算出しております。

2. 各期の純資産増加額のうち、増資等による主なものは下記のとおりであります。

第８期	平成12年４月	第三者割当増資	1,050,000千円
	平成12年９月	新株引受権行使	553,600千円
第９期	平成13年６月	公募増資	3,243,000千円

3. 退職給付債務は、従来「退職給付会計に関する実務指針」に定める簡便法により算定しておりましたが、第10期から原則法に変更いたしました。これに伴い、従来の方法によった場合に比し、第10期の営業利益、経常利益はそれぞれ62,916千円減少し、税金等調整前当期純利益は191,049千円減少しております。

4. 第10期より、「１株当たり当期純利益に関する会計基準」および「１株当たり当期純利益に関する会計基準の適用指針」を適用しております。
なお、この変更による影響はありません。

② 当社の営業成績および財産の状況の推移

(単位：千円)

区　分	第８期 平成12年９月期	第９期 平成13年９月期	第10期 平成14年９月期	第11期 平成15年９月期	第12期 平成16年９月期 (当期)
売　上　高	13,567,351	15,077,585	14,814,890	22,302,927	28,672,262
営業利益	1,579,596	1,309,131	1,039,805	1,608,019	2,195,689
経常利益	1,467,453	1,239,972	1,149,408	1,783,256	2,241,287
当期純利益	748,121	482,453	246,029	914,891	1,309,725
１株当たり 当期純利益(円)	478,338.81	11,744.53	5,605.47	20,928.55	4,854.49
総　資　産	10,927,199	11,885,962	11,743,771	12,368,989	15,024,485
純　資　産	3,739,938	7,451,117	7,064,420	8,325,001	10,067,545
１株当たり 純資産(円)	1,133,314.80	167,065.41	162,602.32	189,510.38	36,835.35

(注) 1.　１株当たり当期純利益は期中平均発行済株式総数により、１株当たり純資産につきましては、期末発行済株式総数より算出しております。
なお、商法改正に伴い、自己株式を資本の控除項目としたことにより、第10期より発行済株式総数から自己株式を控除して算出しております。
また、第９期の１株当たり当期純利益が第８期に比べて大幅に減少しておりますが、これは平成13年１月12日をもって１株を４株に分割し、平成13年２月１日をもって１株を３株に分割したことによるものであり、第12期の１株当たり当期純利益が第11期に比べて大幅に減少しておりますが、これは平成15年11月20日をもって１株を３株に分割し、平成16年５月20日をもって１株を２株に分割したことによるものであり、それぞれ１株当たり当期純利益の算出にあたっては、当該株式分割が期首に行われたものとして算出しております。

2.　各期の純資産増加額のうち、増資等による主なものは下記のとおりであります。
第８期　平成12年４月　第三者割当増資　1,050,000千円
　　　　平成12年９月　新株引受権行使　553,600千円
第９期　平成13年６月　公募増資　3,243,000千円

3.　退職給付債務は、従来「退職給付会計に関する実務指針」に定める簡便法により算定しておりましたが、第10期から原則法に変更いたしました。これに伴い、従来の方法によった場合に比し、第10期の営業利益、経常利益はそれぞれ14,491千円減少し、税引前当期純利益は94,822千円減少しております。

4.　第10期より、「１株当たり当期純利益に関する会計基準」および「１株当たり当期純利益に関する会計基準の適用指針」を適用しております。
なお、この変更による影響はありません。

2. **会社の概況**（平成16年９月30日現在）

(1) **企業集団の主要な事業セグメント**

物流・イベント関連、事務関連など、繁忙期や業務量の増減に合わせて必要な場合に短期的に業務を請け負う短期系人材サービスを中心として、製造業などの工場ライン系人材サービス業や、技術系人材サービス業など、総合的に人材のアウトソーシングを支援する事業を展開しております。

(2) **企業集団の主要な拠点等**

（当社）

本　　社　　東京都渋谷区桜丘町２番６号　フルキャストBLD

本社事務所　東京都渋谷区道玄坂一丁目12番１号　渋谷マークシティウェスト13階

営業の拠点

区　　分	名称または拠点数	区　　分	名称または拠点数
北　海　道	札幌支店　他４	東　　海	名古屋駅前支店　他23
東　　北	仙台支店　他11	近　　畿	大阪北支店　他40
関　　東	秋葉原支店　他109	中　　国	広島支店　他６
信　　越	長野支店　他３	四　　国	高松支店
北　　陸	金沢支店	九　　州	福岡支店　他９
合　計		215拠点	

(㈱フルキャストオフィスサポート)

本　　社　　東京都渋谷区道玄坂一丁目12番１号

営業の拠点　全国７拠点

(㈱アパユアーズ)

本　　社　　大分県大分市中央町四丁目１番15号

営業の拠点　全国29拠点

(㈱フルキャストファクトリー)

本　　社　　東京都渋谷区道玄坂一丁目12番１号

営業の拠点　全国24拠点

(㈱フルキャストセントラル)

本　　社　　東京都渋谷区道玄坂一丁目12番１号

営業の拠点　全国19拠点

(㈱フルキャストテクノロジー)

本　　社　　東京都渋谷区道玄坂一丁目12番１号

営業の拠点　全国13拠点

(3) 株式の状況

① 会社が発行する株式の総数　537,900株

② 発行済株式の総数　275,964株

(注) 1. 平成15年9月8日開催の取締役会決議により、平成15年11月20日付で1株を3株に株式分割いたしました。これにより株式数は89,658株増加し、発行済株式総数は134,487株となっております。
2. 新株引受権付社債の新株引受権の行使により3,495株増加しております。
3. 平成16年3月8日開催の取締役会決議により、平成16年5月20日付で1株を2株に株式分割いたしました。これにより株式数は137,982株増加し、発行済株式総数は275,964株となっております。

③ 株 主 数　5,872名

(4) 大株主の状況

株主名	当社への出資状況		当社の当該株主への出資状況	
	持株数	議決権比率	持株数	議決権比率
平野岳史	96,113株	35.17%	—株	—%
日本マスタートラスト信託銀行株式会社（信託口）	11,228	4.11	—	—
日本トラスティ・サービス信託銀行株式会社（信託口）	7,957	2.91	—	—
有限会社アナン・アソシエイツ	6,000	2.20	—	—
有限会社ダイキ・アソシエイツ	6,000	2.20	—	—
有限会社テン・アソシエイツ	6,000	2.20	—	—
ビービーエイチフォーバリアブルインシュランスプロダクツエフディースリーエムアイディーキャップポート 常任代理人 株式会社東京三菱銀行	3,640	1.33	—	—
ステートストリートバンクアンドトラストカンパニー 常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室	3,633	1.33	—	—
日興シティ信託銀行株式会社（投信口）	3,205	1.17	—	—
野村信託銀行株式会社（投信口）	2,837	1.04	—	—

(5) 自己株式の取得、処分等および保有の状況

① 前決算期における保有株式
　普通株式　900株

② 取得株式
　普通株式　17株

③ 処分株式
　普通株式　2,765株
　処分価額の総額　520,734千円

④ 失効手続をした株式
　該当事項はありません。

⑤ 決算期における保有株式
　普通株式　2,652株

(6) 新株予約権

① 現に発行している新株予約権

商法第280条ノ20および商法第280条ノ21の規定に基づく新株予約権
(平成15年12月19日開催の定時株主総会の決議によるもの)

新株予約権の数	2,229個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	2,229株
発行価額	無償

② 当営業年度中に株主以外の者に対し特に有利な条件で発行した新株予約権

発行決議の日(新株予約権の発行日)	平成15年12月19日(平成16年4月27日)
新株予約権の数	2,229個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	2,229株(注)1.
発行価額	無償
有利な条件の内容	対象者に対し、新株予約権を無償で発行いたしました。
新株予約権の行使時の払込金額	1株につき288,400円(注)2.
新株予約権の行使期間	自 平成18年1月1日 至 平成20年12月30日
新株予約権の行使により株式を発行する場合の株式の発行価格および資本組入額	発行価格 288,400円 資本組入額 144,200円
新株予約権の行使の条件	(1) 新株予約権者は、新株予約権の行使時において、当社または当社の子会社および関連会社の取締役、監査役または従業員であることを要する。 (2) ただし、任期満了による退任、定年退職その他正当な理由による場合はこの限りでないこととし、その詳細は(4)に規定する新株予約権割当契約に定める条件による。 (3) 新株予約権者が死亡した場合は、相続人がこれを行使できるものとする。ただし、(4)に規定する新株予約権割当契約に定めるところによる。 (4) その他条件は、本株主総会および取締役会決議に基づき、当社と対象者との間で締結する新株予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

(注) 1. 新株予約権発行後、当社が株式分割または株式併合を行う場合、次の算式により調整するものとします。ただし、かかる調整は、新株予約権のうち、その時点で対象者が新株予約権を行使していない新株予約権の目的たる株式の数についてのみ行われ、調整の結果生じる1株未満の株式についてはこれを切り捨てるものとします。

$$調整後株式数 = 調整前株式数 \times 分割・併合の比率$$

また、当社が他社と吸収合併もしくは新設合併を行い本件新株予約権が承継される場合、または、当社が会社分割を行う場合、ならびに、当社が完全親会社となる株式交換または株式移転を行う場合、当社は必要と認める株式の数の調整を行います。

2. 新株予約権発行後に当社が時価を下回る払込金額で新株を発行する場合（新株予約権の行使の場合を除く。）は、次の算式により1株当たりの払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後払込金額 = 調整前払込金額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{1株当たり時価}}{既発行株式数 + 新規発行株式数}$$

また、当社が株式分割または株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる1円未満の端数は切り上げるものとします。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{分割・併合の比率}$$

さらに、発行日後に当社が他社と吸収合併もしくは新設合併を行い新株予約権が承継される場合、または当社が会社分割を行う場合、ならびに、当社が他社と株式交換または株式移転を行い、完全親会社となる場合、当社は必要と認められる払込金額の調整を行います。

新株予約権の割当を受けた者の氏名および割当を受けた新株予約権等の数等

当社取締役

氏　名	新株予約権の数	新株予約権の目的となる株式の種類および数
岡田　努	62個	普通株式　62株
石川　敬啓	10個	普通株式　10株
丹澤　昭二	10個	普通株式　10株
佐野　角夫	10個	普通株式　10株

当社監査役

氏　名	新株予約権の数	新株予約権の目的となる株式の種類および数
佐々木　孝二	10個	普通株式　10株
恩田　饒	8個	普通株式　8株
東郷　光穂	8個	普通株式　8株

当社使用人、子会社取締役、子会社監査役、子会社使用人（上位10名）

氏名	新株予約権の数	新株予約権の目的となる株式の種類および数
坂巻一樹	50個	普通株式　50株
岩田剛司	50個	普通株式　50株
久保裕	50個	普通株式　50株
上口康	50個	普通株式　50株
石橋俊宏	50個	普通株式　50株
菅野剛	50個	普通株式　50株
五木田裕之	50個	普通株式　50株
大木晃	30個	普通株式　30株
絹川敏明	26個	普通株式　26株
寺本潤	26個	普通株式　26株
岩谷要	26個	普通株式　26株
湯川知彦	26個	普通株式　26株
宮坂浩一	26個	普通株式　26株

子会社取締役および子会社監査役のうち当社取締役、当社監査役以上の新株予約権の割当を受けた者

氏名	新株予約権の数	新株予約権の目的となる株式の種類および数
坂巻一樹	50個	普通株式　50株
大木晃	30個	普通株式　30株
後藤祐二	15個	普通株式　15株
今時靖	14個	普通株式　14株
中島正純	13個	普通株式　13株
北村忠男	13個	普通株式　13株
小島貴雄	10個	普通株式　10株
小林博	8個	普通株式　8株

当社使用人、子会社取締役、子会社監査役および子会社使用人の付与区分別総数

区分	新株予約権の数	新株予約権の目的となる株式の種類および数	付与者の人数
当社使用人	1,764個	普通株式 1,764株	138名
子会社取締役	153個	普通株式　153株	8名
子会社監査役	5個	普通株式　5株	1名
子会社使用人	189個	普通株式　189株	38名

(7) 企業集団の従業員の状況

① 企業集団の従業員数

事業の種類別セグメントの名称	従業員数
スポット事業	526名〔 933名〕
ファクトリー事業	206名〔 107名〕
テクノロジー事業	905名〔 36名〕
その他事業	11名〔 2名〕
全社(共通)	23名〔 1名〕
合計	1,671名〔1,079名〕

(注) 1. 従業員は就業人員であり、臨時従業員数は〔 〕内に年間平均人員を外数で記載しております。
2. 全社(共通)として記載されている従業員数は、特定のセグメントに区分できない管理部門に所属しているものであります。
3. 当社グループの事業拡大に伴い、最近1年間において従業員が553名増加しております。増加の主な要因は、スポット事業における114名が、㈱アパユアーズの完全子会社化によるもの、テクノロジー事業の282名は、技術社員の採用によるものであります。

② 当社の従業員の状況

区分	従業員数	前期末比増減	平均年齢	平均勤続年数
男性	312名	82名増	31.3歳	2年10ヶ月
女性	104名	17名増	27.9歳	2年5ヶ月
合計または平均	416名	99名増	30.4歳	2年9ヶ月

(注) 1. 従業員数は、受入出向者を含み、社外への出向者を含まない就業人員であります。
2. このほかに、契約社員が227名(期末人数)、その他の臨時社員が640名(1人1日8時間として換算した期中平均臨時雇用者数)おります。

(8) 企業結合の状況

① 重要な子法人等の状況

(単位：千円)

会社名	資本金	当社の議決権比率	主要な事業内容
㈱フルキャストオフィスサポート	40,000	100.00%	事務系人材サービス業
㈱アパユアーズ	220,500	100.00	短期系人材サービス業
㈱フルキャストファクトリー	100,000	100.00	工場ライン系人材サービス業
㈱フルキャストセントラル	90,000	55.56	自動車業界向け工場ライン系人材サービス業
㈱フルキャストテクノロジー	499,950	85.63	技術系人材サービス業
㈱フルキャストスポーツ	40,000	100.00	スポーツ選手の代理業務
㈱フルキャストテレマーケティング	90,000	51.00	コールセンター事業

② 重要な関連会社の状況

(単位：千円)

会社名	資本金	当社の議決権比率	主要な事業内容
㈱ネオキャリア	37,000	33.78%	求人広告・マーケティング

③ 企業結合の経過

㈱アパユアーズを株式交換により平成16年6月1日から完全子会社としております。また、㈱フルキャストテレマーケティングを平成16年9月15日に新規設立し、新たに連結の範囲に含めております。

④ 企業結合の成果

連結子法人等は上記の重要な子法人等7社であり、持分法適用会社は1社であります。当連結会計年度の業績につきましては、売上高49,688百万円（前期比30.9%増)、営業利益3,255百万円（同32.6%増)、経常利益3,292百万円（同28.7%増)、当期純利益1,511百万円（同26.3%増）と大幅な増収増益となりました。

(9) 主要な借入先

(単位：千円)

借入先	借入金残高	借入先が有する当社の株式	
		持株数	議決権比率
株式会社UFJ銀行	649,800	1,800株	0.66%
株式会社横浜銀行	436,616	1,440	0.53
株式会社みずほ銀行	400,000	1,440	0.53
株式会社東京三菱銀行	236,920	—	—
株式会社静岡銀行	100,000	—	—
株式会社八十二銀行	100,000	—	—
信金中央金庫	100,000	—	—
農林中央金庫	100,000	—	—
日本生命保険相互会社	100,000	2,160	0.79

(10) 取締役および監査役

会社における地位	氏名	担当または主な職業
代表取締役社長	平野岳史	
取締役	石川敬啓	㈱フルキャストファクトリー代表取締役
取締役	貝塚志朗	㈱フルキャストテクノロジー代表取締役
取締役	丹澤昭二	㈱フルキャストセントラル代表取締役
取締役兼執行役員	岡田努	
取締役	佐野角夫	ソニー㈱顧問
常勤監査役	佐々木孝二	
監査役	恩田饒	
監査役	東郷光穂	税理士

(注) 1. 取締役兼執行役員岡田努氏は、平成15年12月19日開催の第11期定時株主総会において新たに選任され、就任いたしました。
2. 取締役佐野角夫氏は、商法第188条第2項第7号ノ2に定める社外取締役であります。
3. 監査役佐々木孝二氏、恩田饒氏および東郷光穂氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。
4. 当社では、執行役員制度を導入し、業務執行状況の監督並びに経営上の重要事項についての意思決定を取締役が、事業執行を執行役員がそれぞれ行うことを明確にしております。
執行役員は6名で、営業本部長 岡田努(取締役兼務)、グループ戦略本部長 久保裕、管理本部長 上口康、東日本ブロック長 五木田裕之、西日本ブロック長 菅野剛、経営企画部長 和田徹で構成されております。

(11) 取締役および監査役に支払った報酬等の額

（単位：千円）

区　分	取締役		監査役		計		摘要
	支給人員	支給額	支給人員	支給額	支給人員	支給額	
定款または株主総会決議に基づく報酬	6名	35,325	3名	10,800	9名	46,125	
利益処分による役員賞与	—	—	—	—	—	—	
株主総会決議に基づく退職慰労金	—	—	—	—	—	—	
計		35,325		10,800		46,125	

（注）1.　取締役報酬限度額は年額200,000千円であります。（平成11年4月14日付株主総会決議）

2.　監査役報酬限度額は年額50,000千円であります。（平成11年4月14日付株主総会決議）

3.　使用人兼務取締役の使用人給与相当額は14,000千円であります。

(12) 会計監査人に対する報酬等の額

（単位：千円）

①　当社および子法人等が支払うべき会計監査人に対する報酬等の合計額	41,000
②　①の合計額のうち、当社および子法人等が監査証明業務の対価として支払うべき報酬等の合計額	37,500
③　②の合計額のうち、当社が支払うべき会計監査人としての報酬等の額	31,500

（注）　当社と会計監査人との間の監査契約において商法特例法に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておりませんので、③の金額には証券取引法に基づく監査の報酬等の額を含めております。

3.　決算期後に生じた企業集団の状況に関する重要な事実

特記すべき事項はありません。

（注）　本営業報告書に記載の金額については表示単位未満の端数を切り捨てて表示しております。

連結貸借対照表

(平成16年9月30日現在)

(単位：千円)

科目	金額
資産の部	
〔流動資産〕	〔14,052,969〕
現金及び預金	5,603,756
受取手形及び売掛金	6,968,667
有価証券	500,048
たな卸資産	74,585
繰延税金資産	308,960
その他	666,270
貸倒引当金	△ 69,320
〔固定資産〕	〔5,408,551〕
(有形固定資産)	(1,405,816)
建物及び構築物	358,138
機械装置及び運搬具	28,854
工具器具備品	412,354
土地	606,469
(無形固定資産)	(854,403)
ソフトウェア	803,359
その他	51,044
(投資その他の資産)	(3,148,330)
投資有価証券	901,972
長期貸付金	4,363
保険積立金	1,088,686
繰延税金資産	124,992
その他	1,078,070
貸倒引当金	△ 49,754
資産合計	19,461,520

科目	金額
負債の部	
〔流動負債〕	〔7,511,733〕
支払手形及び買掛金	80,518
短期借入金	2,245,136
1年以内返済予定長期借入金	137,878
未払金	2,047,219
未払費用	1,575,118
未払法人税等	687,710
繰延税金負債	128
賞与引当金	519,872
その他	218,150
〔固定負債〕	〔 636,742〕
長期借入金	258,808
繰延税金負債	73,628
退職給付引当金	271,120
その他	33,185
負債合計	8,148,475
少数株主持分	
〔少数株主持分〕	〔 335,455〕
資本の部	
〔資本金〕	〔3,464,100〕
〔資本剰余金〕	〔3,018,338〕
〔利益剰余金〕	〔4,465,902〕
〔その他有価証券評価差額金〕	〔 219,460〕
〔自己株式〕	〔△190,211〕
資本合計	10,977,589
負債、少数株主持分及び資本合計	19,461,520

連結損益計算書

（自　平成15年10月１日
　至　平成16年９月30日）

（単位：千円）

科目	金	額
経常損益の部		
営業損益の部		
〔営業収益〕		
売上高		49,688,065
〔営業費用〕		
売上原価	35,569,211	
販売費及び一般管理費	10,863,235	46,432,446
営業利益		**3,255,618**
営業外損益の部		
〔営業外収益〕		
受取利息	5,814	
家賃収入	20,883	
匿名組合投資利益	40,166	
連結調整勘定償却額	22,568	
持分法による投資利益	1,754	
その他	96,619	187,806
〔営業外費用〕		
支払利息	32,293	
上場関連費用	16,999	
ソフトウェア償却額	2,510	
その他	98,756	150,558
経常利益		**3,292,866**
特別損益の部		
〔特別利益〕		
固定資産売却益	16	
投資有価証券売却益	29,161	
貸倒引当金戻入益	4,472	
役員退職慰労引当金戻入益	3,059	36,709
〔特別損失〕		
固定資産除却損	9,080	
投資有価証券売却損	314	
投資有価証券評価損	11,109	
解約違約金	18,000	
保険解約損	7,188	
連結調整勘定償却額	317,708	363,402
税金等調整前当期純利益		**2,966,173**
法人税、住民税及び事業税	1,372,254	
法人税等調整額	△27,051	1,345,203
少数株主利益		109,063
当期純利益		**1,511,906**

〔連結計算書類作成のための基本となる重要な事項〕

1. 連結の範囲に関する事項 … 連結子法人等の数（子法人等は全て連結されております。）
７社 ㈱フルキャストオフィスサポート、㈱フルキャストテクノロジー、㈱フルキャストスポーツ、㈱フルキャストファクトリー、㈱フルキャストセントラル、㈱アパユアーズ、㈱フルキャストテレマーケティング
なお、当連結会計年度において、㈱アパユアーズは、平成16年６月１日に株式交換により完全子会社となったため、当該日を基準日とし、連結の範囲に含めております。
また、㈱フルキャストテレマーケティングを平成16年９月15日に設立し、新たに連結の範囲に含めております。

2. 持分法の適用に関する事項… 持分法を適用した関連会社数(関連会社は全て持分法を適用しております。)
１社 ㈱ネオキャリア

3. 連結子法人等の事業年度等に関する事項 ………………… 連結子法人等の決算日は、連結決算日と一致しております。

4. 会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

有価証券

その他有価証券 ……… 時価のあるもの
連結会計年度末の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）
時価のないもの
移動平均法による原価法

デリバティブ …………… 時価法

たな卸資産

原材料・貯蔵品 ……… 先入先出法に基づく原価法

仕掛品 ………………… 個別法に基づく原価法

(2) 重要な減価償却資産の減価償却の方法

有形固定資産 …………… 定率法
ただし、平成10年４月１日以降に取得した建物（附属設備を除く）については定額法
なお、主な耐用年数は以下のとおりであります。

建物及び構築物	３～56年
機械装置及び運搬具	２～10年
工具器具備品	２～15年

無形固定資産 …………… 定額法
なお、ソフトウェア（自社利用分）については、社内における利用可能期間（３～５年）に基づく定額法
また、ソフトウェア（販売目的分）については、見込有効期間（３年）における見込販売数量に基づく償却額と販売可能な残存有効期間に基づく平均償却額を比較し、いずれか大きい金額を計上しております。

(3) 重要な繰延資産の処理方法

新株発行費 ……………… 支出時に全額費用として処理

社債発行差金 …………… 商法の規定に基づく償却期間で均等償却

(4) 重要な引当金の計上基準

貸倒引当金 ………………	売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。
賞与引当金 ………………	従業員の賞与支給に備えるため、その支給見込額のうち当連結会計年度の負担額を計上しております。
退職給付引当金 …………	当社並びに一部の連結子法人等については従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。数理計算上の差異については、主として発生時の連結会計年度に一括して処理しております。
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 …………………………	外貨建金銭債権債務は、連結決算期末の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
(6) 重要なリース取引の処理方法 …………………………	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(7) 重要なヘッジ会計の方法

ヘッジ会計の方法 ………	繰延ヘッジ処理によっております。また、金利スワップ取引のうち、「金利スワップの特例処理」（金融商品に係る会計基準注解（注14））の対象となる取引については、当該特例処理を採用しております。
ヘッジ手段とヘッジ対象…	ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。 ヘッジ手段 …… 金利スワップ ヘッジ対象 …… 変動金利による借入金の利息
ヘッジ方針 ………………	金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。 同取引は、社内規程に基づき、所轄担当部署が行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。
ヘッジ有効性評価の方法…	ヘッジ対象及びヘッジ手段について、毎連結会計年度末（中間連結会計期間末を含む）に個別取引毎のヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。
(8) その他連結計算書類作成のための重要な事項 ………	消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっております。 連結計算書類の用語又は様式について 商法施行規則第197条により、連結計算書類の用語又は様式の一部について、連結財務諸表規則の定めによっております。
5. 連結子法人等の資産及び負債の評価に関する事項 ………	連結子法人等の資産及び負債の評価方法は、全面時価評価法によっております。

6. 連結調整勘定の償却に関する事項 …………………………… 連結調整勘定の償却については、発生時において一括償却を行っております。

7. 記載金額は、千円未満を切り捨てて表示しております。

〔注記事項〕

(連結貸借対照表関係)

1. 担保に供している資産

建物及び構築物	232,775千円
土地	606,469千円

2. 有形固定資産の減価償却累計額　　492,595千円

3. 連結貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、社用車、電子計算機及びその周辺機器、ソフトウェア等があります。

4. 非連結子法人等及び関連会社に対するもの
   投資有価証券（株式）　　11,545千円

5. 発行済株式の種類及び総数
   普通株式　　275,964株

6. 自己株式数
   普通株式　　2,652株

(連結損益計算書関係)

1. 1株当たり当期純利益　　5,603円88銭

2. 特別損失の解約違約金は飲食店舗運営委託契約を契約期間満了前に解約したことによる違約金であります。

貸借対照表

（平成16年9月30日現在）

（単位：千円）

科目	金額	科目	金額
資産の部		**負債の部**	
〔流動資産〕	**〔8,982,558〕**	**〔流動負債〕**	**〔4,346,844〕**
現金及び預金	2,870,629	買掛金	72,151
受取手形	20,997	短期借入金	1,900,000
売掛金	3,733,537	1年以内返済予定長期借入金	75,568
有価証券	500,048	未払金	651,117
貯蔵品	33,780	未払費用	367,175
前払費用	157,597	未払法人税等	446,000
繰延税金資産	149,079	未払消費税等	476,946
株主、役員又は従業員に対する短期債権	4,646	前受金	16,429
関係会社短期貸付金	1,502,500	預り金	105,392
未収入金	46,861	前受収益	20,350
その他	16,250	賞与引当金	214,496
貸倒引当金	△ 53,370	その他	1,215
〔固定資産〕	**〔6,041,927〕**	**〔固定負債〕**	**〔610,096〕**
（有形固定資産）	**（1,312,473）**	長期借入金	247,768
建物	346,109	長期預り保証金	120,462
車両運搬具	21,375	繰延税金負債	73,628
工具器具備品	338,518	退職給付引当金	146,987
土地	606,469	その他	21,250
（無形固定資産）	**（984,396）**	**負債合計**	**4,956,940**
電話加入権	24,880	**資本の部**	
ソフトウェア	959,516	**〔資本金〕**	**〔3,464,100〕**
（投資その他の資産）	**（3,745,057）**	**〔資本剰余金〕**	**〔2,704,765〕**
投資有価証券	894,264	資本準備金	2,704,765
関係会社株式	1,034,305	**〔利益剰余金〕**	**〔3,869,431〕**
出資金	89,675	利益準備金	13,020
破産更生債権等	12,887	任意積立金	
株主、役員又は従業員に対する長期貸付金	1,545	別途積立金	500,000
長期前払費用	60,357	当期未処分利益	3,356,411
差入保証金	592,697	**〔その他有価証券評価差額金〕**	**〔219,460〕**
保険積立金	1,057,928	**〔自己株式〕**	**〔△190,211〕**
会員権	5,500	**資本合計**	**10,067,545**
その他	11,882		
貸倒引当金	△ 15,987		
資産合計	**15,024,485**	**負債・資本合計**	**15,024,485**

損 益 計 算 書

(自 平成15年10月１日
至 平成16年９月30日)

(単位：千円)

科目	金	額
経常損益の部		
営業損益の部		
〔営業収益〕		
売上高		28,672,262
〔営業費用〕		
売上原価	19,618,728	
販売費及び一般管理費	6,857,844	26,476,572
営業利益		**2,195,689**
営業外損益の部		
〔営業外収益〕		
受取利息	15,165	
有価証券利息	4,980	
受取配当金	14,234	
匿名組合投資利益	40,166	
家賃収入	166,081	
その他	76,549	317,177
〔営業外費用〕		
支払利息	28,725	
ソフトウェア償却費	6,891	
家賃原価	155,788	
上場関連費用	16,999	
貸倒引当金繰入額	4,053	
その他	59,121	271,579
経常利益		**2,241,287**
特別損益の部		
〔特別利益〕		
固定資産売却益	16	
投資有価証券売却益	29,161	
貸倒引当金戻入益	3,880	33,058
〔特別損失〕		
固定資産除却損	2,878	
投資有価証券売却損	314	
投資有価証券評価損	11,109	
解約違約金	18,000	
保険解約損	6,277	38,579
税引前当期純利益		**2,235,766**
法人税、住民税及び事業税	930,846	
法人税等調整額	△4,805	926,041
当期純利益		**1,309,725**
前期繰越利益		2,181,968
中間配当額		135,282
当期未処分利益		**3,356,411**

〔重要な会計方針〕

1. 有価証券の評価基準及び評価方法

子会社株式及び関連会社株式	…………	移動平均法による原価法
その他有価証券	…………	時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法

2. デリバティブ等の評価基準及び評価方法

デリバティブ	……………	時価法

3. たな卸資産の評価基準及び評価方法

貯蔵品	……………………	先入先出法に基づく原価法

4. 固定資産の減価償却の方法

有形固定資産	……………	定率法 ただし、平成10年４月１日以降に取得した建物（附属設備を除く）については定額法 なお、主な耐用年数は以下のとおりです。 建物　３年～56年 車両運搬具　２年～６年 工具器具備品　３年～15年
無形固定資産	……………	ソフトウェア（自社利用分）については社内における利用可能期間（５年）に基づく定額法

5. 繰延資産の処理方法

新株発行費	………………	支出時に全額費用として処理
社債発行差金	……………	商法の規定に基づく償還期間で均等償却

6. 重要な引当金の計上基準

貸倒引当金	………………	売上債権、貸付金等の貸倒に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討して回収不可能見込額を計上しております。
賞与引当金	………………	従業員の賞与支給に備えるため、将来の支給見込額のうち当期の負担額を計上しております。
退職給付引当金	…………	従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当期末において発生していると認められる額を計上しております。 また、数理計算上の差異は、その発生年度に一括して処理することとしております。

7. リース取引の処理方法 …… リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

8. ヘッジ会計の方法 ………… (ヘッジ会計の方法)
繰延ヘッジ処理によっております。
また、金利スワップ取引のうち、「金利スワップの特例処理」(金融商品に係る会計基準注解(注14))の対象となる取引については、特例処理を採用しております。
(ヘッジ手段とヘッジ対象)
ヘッジ会計を適用したヘッジ手段とヘッジ対象は以下のとおりであります。
ヘッジ手段 …… 金利スワップ
ヘッジ対象 …… 借入金の利息
(ヘッジ方針)
金利変動リスクをヘッジする目的で、金利スワップ取引を行っております。
同取引は、社内規程に基づき、所轄担当部署で行っており、個々の契約について内部監査担当者が手続及び取引の妥当性を検証しております。
(ヘッジ有効性評価の方法)
ヘッジ対象及びヘッジ手段について、毎決算期末(中間期末を含む)に個別取引毎のヘッジ効果を検討しておりますが、ヘッジ対象とヘッジ手段について元本、利率、期間等の重要な条件が同一である場合には、本検証を省略することとしております。

9. その他
(1) 消費税等の会計処理 …… 税抜方式によっております。
(2) 貸借対照表及び損益計算書の用語又は様式について …… 商法施行規則第197条により、貸借対照表及び損益計算書の用語又は様式の一部について、財務諸表等規則の定めによっております。

10. 記載金額は、千円未満を切り捨てて表示しております。

〔注記事項〕

（貸借対照表関係）

1. 子会社に対する金銭債権債務

短期金銭債権	1,553,883千円
短期金銭債務	57,067千円
長期金銭債権	1,204千円
長期金銭債務	110,803千円

2. 有形固定資産の減価償却累計額　424,792千円

3. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、社用車、電子計算機及びその周辺機器、ソフトウェア等があります。

4. 担保に供している資産
   有形固定資産　839,244千円

5. 商法施行規則第124条第３号に規定する時価評価を付したことにより増加した純資産額は下記のとおりであります。　219,460千円

6. 発行済株式の種類及び総数
   普通株式　275,964株

7. 自己株式数
   普通株式　2,652株

（損益計算書関係）

1. 子会社との取引高

営業取引	
売上高	496,925千円
ロイヤリティ収入	24,000千円
外注費	288,478千円
支払手数料	566千円
営業取引以外の取引高	238,205千円

2. 特別損失の解約違約金は飲食店舗運営委託契約を契約期間満了前に解約したことによる違約金であります。

3. １株当たり当期純利益　4,854円49銭

〔表示方法の変更〕

（損益計算書）

1. 前期まで営業外費用の「雑損失」に含めて表示しておりました「家賃原価」は金銭的重要性が増したため、当期より区分掲記して表示することに変更いたしました。
   なお、前期の「家賃原価」は5,034千円であります。

2. 前期まで営業外費用で区分掲記しておりました「商標権使用料」は、金銭的重要性が乏しくなったため、当期より「その他」に含めて表示することに変更いたしました。
   なお、当期の「商標権使用料」は6,628千円であります。

利　益　処　分

（単位：円）

摘　　　　要	金　　　　額
〔当期未処分利益〕	3,356,411,514
これを次のとおり処分いたします。	
〔利益配当金〕	273,312,000
（1株につき　1,000円	
普通配当　500円	
記念配当　500円）	
次期繰越利益	3,083,099,514

（注）1.　配当金は、自己株式2,652株分を除いて計算しております。
2.　平成15年6月8日に135,282,000円（1株につき1,000円）の中間配当を実施いたしました。

株主メモ

決算期	9月30日
定時株主総会	12月
配当金受領株主確定日	利益配当金　9月30日
	中間配当金　3月31日
名義書換代理人	UFJ信託銀行株式会社
同事務取扱所	〒137-8081
	東京都江東区東砂七丁目10番11号
	UFJ信託銀行株式会社証券代行部
	TEL (03) 5683−5111 (代表)
同取次所	UFJ信託銀行株式会社　全国各支店
公告掲載新聞	日本経済新聞

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FULLCAST®

〒150-0031　東京都渋谷区桜丘町2−6
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～株主通信～

株主の皆様へ

第12期中間事業報告書

(平成15年10月１日から
平成16年３月31日まで)

株式会社フルキャスト

株主の皆様へ

株主の皆様におかれましては、ますますご清祥のこととお慶び申し上げます。

平素は格別のお引き立てを賜り厚く御礼申し上げます。

ここに第12期中間期（平成15年10月１日から平成16年３月31日まで）の営業の概況につきましてご報告申し上げます。

営業の概況

(1) 営業の経過および成果

連結中間期業績　（単位：百万円）

	当中間期	前中間期	増減率
売上高	22,580	18,717	20.6%
営業利益	1,594	1,230	29.6%
経常利益	1,612	1,296	24.4%
中間純利益	895	540	65.8%
１株当たり中間純利益	※ 6,702円81銭	12,393円73銭	—

※平成15年11月20日をもって株式分割（１株を３株に分割）を実施しております。なお、当中間期の１株当たり中間純利益は、株式分割が期首に行われたものとして算出しております。

当中間期における当社グループの売上高は、我が国における輸出と設備投資に支えられた着実な景気回復をうけ、既存のみならず新規の顧客企業からの受注も増加し、引続き伸長いたしました。また、地方経済の回復にともない、東海および西日本地域からの受注が拡大いたしました。

これは、以下の点において顧客企業のニーズに即応したことによるものであります。

1. 全国展開のサービス体制の強化を図るため、拠点を急速に拡充。
2. コスト削減を推し進める顧客企業に対し、単なる労働力の補充に留まらない、生産性の向上に結びつくアウトソーシングサービスを提供。

セグメント別においても、スポット事業、ファクトリー事業、テクノロジー事業の主要三部門すべてが好調に推移いたしました。

売上総利益率は、前年同期に対して0.5ポイント低下したものの、前年下期に対しては28.7%と同率になりました。一方、販売費及び一般管理費につきましては、積極的な拠点展開にともない人件費を中心に増加いたしましたが、売上高に対する比率は、前年同期の22.6%から21.7%へ、0.9ポイント低下いたしました。また、営業利益率は、前年同期から0.4ポイント改善し7.0%となりました。

これらの結果、売上高は22,580百万円（前年同期比20.6%増）、営業利益は1,594百万円（同29.6%増）、中間純利益は895百万円（同65.8%増）となりました。

セグメント別中間期業績

スポット事業

（単位：百万円）

	当中間期	前中間期	増減率
外部顧客に対する売上高	13,779	11,181	23.2%
セグメント間の内部売上高	143	231	△37.9%
売上高計	13,923	11,413	22.0%
営業利益	1,487	1,284	15.8%
営業利益率	10.7%	11.3%	—

既存の顧客企業からの受注が増加するとともに新規の顧客企業数も増加し、中間期において売上高、各段階利益とも過去最高の業績となりました。

業種別では、主要顧客である物流・倉庫業界からの需要が引続き堅調に推移するとともに、広告・イベント業界や、営業を積極的に進めたフード業界からの受注も増加いたしました。

地域別では、景気好調な東海地域の受注が増加するとともに、西日本の受注が回復いたしました。さらに、大都市の周辺地域および生産物流活動が活発になりつつある地方での需要増加が見込まれるため、当中間期は拠点展開のスピードを速め、47拠点を新設いたしました。当中間期末のスポット事業の拠点数は、㈱フルキャストの122拠点、㈱フルキャストオフィスサポートの５拠点を合わせ全国127拠点（前年同期比54拠点増）となりました。

また、当社グループ独自の、作業効率の改善まで踏み込むことにより企業の生産性の向上に結びつける「ハイクオリティー・ソリューション」を利用する顧客企業からの受注も順調に増加し、売上高の拡大に寄与いたしました。

販売費及び一般管理費は、拠点開設費用の増加がありましたが、登録スタッフの採用単価が低いWEBやモバイルからの採用を強化するなど抑制に努めました。

これらの結果、売上高は13,779百万円（前年同期比23.2%増）、営業利益1,487百万円（同15.8%増）となりました。

ファクトリー事業

（単位：百万円）

	当中間期	前中間期	増減率
外部顧客に対する売上高	5,894	5,263	12.0%
セグメント間の内部売上高	25	15	70.5%
売上高計	5,920	5,278	12.2%
営業利益	285	280	1.8%
営業利益率	4.8%	5.3%	—

自動車業界以外の工場ライン請負業務を行っている㈱フルキャストファクトリーでは、デジタル家電需要の好調を反映して、組み立てラインの請負を中心に受注が拡大いたしました。自動車業界に特化した㈱フルキャストセントラルにおきましても、主要顧客からの堅調な受注増加に支えられ業績伸長いたしました。

また、平成16年３月１日に労働者派遣法が改正され、製造業務への派遣が解禁になりました。これに先立ち、㈱フルキャストファクトリーならびに㈱フルキャストセントラルでは、労働者派遣業の許可を取得し、派遣・請負どちらでも対応できる体制を整えました。今回の規制緩和を受けて、製造業におけるアウトソーシング活用の機運は高まっており、両社への問い合わせも多数ありましたが、これらを着実に受注に結びつけ、新規の企業との取引も増加させることができました。

販売費及び一般管理費は、拠点開設により人件費や求人費等が増加いたしましたが、人員配置を効率的に行うなどにより抑制いたしました。当中間期末の拠点数は、㈱フルキャストファクトリーの23拠点、㈱フルキャストセントラルの17拠点を合わせて全国40拠点（前年同期比11拠点増）となりました。

これらの結果、売上高は5,894百万円（前年同期比12.0%増）、営業利益285百万円（同1.8%増）となりました。

テクノロジー事業　(単位：百万円)

	当中間期	前中間期	増減率
外部顧客に対する売上高	2,677	1,929	38.8%
セグメント間の内部売上高	41	39	4.4%
売上高計	2,718	1,969	38.1%
営業利益又は営業損失(△)	89	△13	―
営業利益率	3.3%	△0.7%	―

技術者派遣業務を主とするテクノロジー事業は、主要顧客であるIT・エレクトロニクス業界が、業績回復とデジタル家電需要の拡大を背景に研究開発投資と設備投資を積極的に増加させていることから、派遣需要が増大しております。分野としては、カメラ付き高機能型携帯電話、HDD付きDVDレコーダーや薄型テレビに関する開発・設計、評価・テストの職種の伸びが大きく、また、第２四半期からは、従来から派遣実績のある半導体デバイス・製造装置分野への派遣も増加しております。旺盛な派遣需要を反映し、受注単価が上昇に転じるとともに、技術社員の稼働率も97.1%と高い水準を維持いたしました。

一方、技術社員の確保に関しましては、既存技術者にキャリアプランを明示することで、技術者の帰属意識と動機付けを増進し定着率の向上に努めました。また、派遣先をIT・エレクトロニクス業界を中心に据える集中化戦略をとることで、特定の業界・職種に就くことを希望する技術者にとっての魅力を高め、新規採用の増加に注力いたしました。

これらの結果、売上高は2,677百万円（前年同期比38.8%増)、営業利益89百万円(前年同期は13百万円の営業損失）となりました。

会社の対処すべき課題

今後の人材ビジネスを取り巻く環境は、市場規模の量的増加にとどまらず、変革が著しい情報通信技術なども巻き込みながら、多様化、高度化、専門化といった質的変化を伴って推移していくものと考えられます。

平成16年３月１日施行の「改正労働者派遣法」による製造業務への派遣解禁は、ブルーカラー職種におけるアウトソーシング需要を拡大させるとともに市場の一層の成長を加速させると考えております。

当社グループといたしましては、こうした市場の変化に柔軟に対応しながら、かつニーズを先取りした戦略を進めていく必要性を認識しております。そのために、既存の事業の拡大を図りながら、新しいビジネスチャンスを常に模索し続けております。

具体的には、短期業務請負業を中核事業として位置づけた上で、子会社が行っている技術系人材サービスや工場ライン請負・人材派遣、事務系短期請負・人材派遣といった事業を拡充していくとともに、新規事業を含めたグループ全体の有機的な結合を図っていきます。

また、今後はM&A戦略や新規事業を進めていくことによって、事業分野の拡充およびグループ全体としての企業価値を高めていく所存であります。

株主の皆様には、引続きいっそうのご支援ご鞭撻をお願い申し上げます。

平成16年６月

代表取締役社長　平野　岳史

中間連結貸借対照表（平成16年３月31日現在）

（単位：千円）

科目	金額	科目	金額
資産の部		負債の部	
〔流動資産〕	〔 11,803,989〕	〔流動負債〕	〔 5,700,105〕
現金及び預金	4,352,087	短期借入金	1,300,000
受取手形及び売掛金	5,998,443	１年内返済予定長期借入金	156,148
有価証券	798,681	未払金	1,926,410
たな卸資産	57,899	未払費用	951,028
その他	652,504	未払法人税等	733,770
貸倒引当金	△ 55,627	賞与引当金	425,954
		その他	206,793
〔固定資産〕	〔 4,845,390〕	〔固定負債〕	〔 739,676〕
（有形固定資産）	（ 1,231,661）	長期借入金	313,272
建物及び構築物	427,505	退職給付引当金	276,790
機械装置及び運搬具	11,254	役員退職慰労引当金	2,399
工具器具備品	186,432	その他	147,215
土地	606,469	負債合計	6,439,782
（無形固定資産）	（ 748,910）	少数株主持分	
ソフトウェア	673,471	〔少数株主持分〕	〔 160,440〕
その他	75,439	資本の部	
（投資その他の資産）	（ 2,864,818）	〔資本金〕	〔 3,464,100〕
投資有価証券	1,014,001	〔資本剰余金〕	〔 2,692,718〕
保険積立金	923,991	〔利益剰余金〕	〔 3,984,754〕
その他	948,264	〔その他有価証券評価差額金〕	〔 288,550〕
貸倒引当金	△ 21,438	〔自己株式〕	〔 △ 380,966〕
		資本合計	10,049,157
資産合計	16,649,379	負債、少数株主持分及び資本合計	16,649,379

中間連結損益計算書（自平成15年10月１日　至平成16年３月31日）

（単位：千円）

科目	金額
売上高	22,580,961
売上原価	16,091,772
売上総利益	**6,489,189**
販売費及び一般管理費	4,894,626
営業利益	**1,594,563**
営業外収益	81,013
営業外費用	62,978
経常利益	**1,612,597**
特別利益	38,473
特別損失	10,574
税金等調整前中間純利益	**1,640,496**
法人税、住民税及び事業税	708,455
法人税等調整額	6,585
少数株主利益	29,979
中間純利益	**895,476**

中間連結剰余金計算書（自平成15年10月１日　至平成16年３月31日）

（単位：千円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	2,514,473
資本剰余金増加高	178,245
（増資による新株式の発行）	(178,245)
資本剰余金中間期末残高	2,692,718
（利益剰余金の部）	
利益剰余金期首残高	3,264,994
利益剰余金増加高	895,476
（中間純利益）	(895,476)
利益剰余金減少高	175,716
（配当金）	(175,716)
利益剰余金中間期末残高	3,984,754

中間連結キャッシュ・フロー計算書（自平成15年10月１日　至平成16年３月31日）

（単位：千円）

科目	金額
営業活動によるキャッシュ・フロー	△ 483,711
投資活動によるキャッシュ・フロー	△ 204,412
財務活動によるキャッシュ・フロー	379,331
現金及び現金同等物に係る為替差額	△ 11
現金及び現金同等物の増加額	△ 308,804
現金及び現金同等物期首残高	5,150,894
現金及び現金同等物中間期末残高	4,842,090

中間貸借対照表（平成16年３月31日現在）

（単位：千円）

科目	金額	科目	金額
資産の部		負債の部	
〔流動資産〕	〔8,506,847〕	〔流動負債〕	〔3,520,800〕
現金及び預金	2,429,163	買掛金	22,970
受取手形	17,628	短期借入金	1,300,000
売掛金	3,634,559	1年内返済予定長期借入金	75,568
有価証券	798,681	未払金	1,009,915
たな卸資産	28,994	未払法人税等	530,000
短期貸付金	1,297,261	賞与引当金	163,374
その他	351,391	その他	418,972
貸倒引当金	△ 50,832	〔固定負債〕	〔665,978〕
〔固定資産〕	〔5,131,497〕	長期借入金	285,552
（有形固定資産）	（1,184,161）	退職給付引当金	156,105
建物	424,174	その他	224,320
車両運搬具	8,259	負債合計	4,186,778
工具器具備品	145,257	資本の部	
土地	606,469	〔資本金〕	〔3,464,100〕
（無形固定資産）	（905,641）	〔資本剰余金〕	〔2,692,718〕
ソフトウェア	880,832	資本準備金	2,492,718
電話加入権	24,808	〔利益剰余金〕	〔3,387,164〕
（投資その他の資産）	（3,041,695）	利益準備金	13,020
投資有価証券	1,536,527	任意積立金	500,000
保険積立金	900,505	中間未処分利益	2,874,144
その他	620,671	〔その他有価証券評価差額金〕	〔288,550〕
貸倒引当金	△ 16,009	〔自己株式〕	〔△ 380,966〕
		資本合計	9,451,566
資産合計	13,638,344	負債・資本合計	13,638,344

中間損益計算書（自平成15年10月１日　至平成16年３月31日）

（単位：千円）

科目	金	額
売上高		13,603,420
売上原価		9,302,485
売上総利益		**4,300,934**
販売費及び一般管理費		3,143,748
営業利益		**1,157,186**
営業外収益		
受取利息	10,306	
家賃収入	74,729	
その他	70,250	155,286
営業外費用		
支払利息	15,789	
ソフトウェア償却費	4,262	
貸倒引当金繰入額	2,212	
その他	97,215	119,480
経常利益		**1,192,993**
特別利益		
投資有価証券売却益	29,161	
貸倒引当金戻入益	8,863	38,025
特別損失		
固定資産除却損	1,548	
投資有価証券売却損	314	
投資有価証券評価損	413	
保険解約損	6,277	8,552
税引前中間純利益		**1,222,465**
法人税、住民税及び事業税	530,518	
法人税等調整額	△ 228	530,290
中間純利益		**692,175**
前期繰越利益		2,181,968
中間未処分利益		**2,874,144**

株式の状況（平成16年3月31日現在）

会社が発行する株式の総数　537,900株
発行済株式総数　137,982株

（注）1　平成15年11月20日付で、1株につき3株の割合をもって株式分割しております。
　　　2　新株引受権付社債の新株引受権の行使により3,495株増加しております。

株主数　3,645名

大株主（平成16年3月31日現在）

株主名	当社への出資状況		当社の当該株主への出資状況	
	持株数	議決権比率	持株数	議決権比率
平野岳史	48,150株	34.89%	—	—
日本マスタートラスト信託銀行株式会社(信託口)	6,720	4.87	—	—
ザチェースマンハッタンバンクエヌエイロンドン 常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室	5,028	3.64	—	—
日本トラスティ・サービス信託銀行株式会社(信託口)	4,937	3.57	—	—
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント 常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室	3,849	2.78	—	—
ステートストリートバンクアンドトラストカンパニー 505019 常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室	3,180	2.30	—	—
有限会社アナン・アソシエイツ	3,000	2.17	—	—
有限会社ダイキ・アソシエイツ	3,000	2.17	—	—
有限会社ディーティーエー	3,000	2.17	—	—
有限会社テン・アソシエイツ	3,000	2.17	—	—

役員（平成16年4月1日現在）

代表取締役社長	平野岳史
取締役	石川敬啓
取締役	貝塚志朗
取締役	丹澤昭二
取締役兼執行役員	岡田努
取締役	佐野角夫
常勤監査役	佐々木孝二
監査役	恩田饒
監査役	東郷光穂
執行役員	岩田剛司
執行役員	久保裕
執行役員	上口康
執行役員	五木田裕之
執行役員	菅野剛

会社の概況（平成16年3月31日現在）

・商号　株式会社フルキャスト
・設立　平成2年9月14日
・本社　東京都渋谷区桜丘町2番6号
・本社事務所　東京都渋谷区道玄坂一丁目12番1号
　渋谷マークシティ　ウェスト13F
・資本金　3,464,100,000円
・従業員数　336名

株主メモ

決算期	9月30日
定時株主総会	12月
配当金受領株主確定日	利益配当金　9月30日
	中間配当金　3月31日
名義書換代理人	UFJ信託銀行株式会社
同事務取扱所	〒137-8081
	東京都江東区東砂七丁目10番11号
	UFJ信託銀行株式会社証券代行部
	TEL (03) 5683－5111 (代表)
同取次所	UFJ信託銀行株式会社　全国各支店
公告掲載新聞	日本経済新聞

当社は決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ(http://www.fullcast.co.jp/ir/ir_soukai.html) に掲載しております。

お知らせ

当社株式に関する事務手続き用紙（お届出の住所・印鑑・姓名等の変更届、配当金振込指定書、端株買取請求書、名義書換請求書等）のご請求につきましては、上記名義書換代理人にてお電話ならびにインターネットにより24時間承っておりますので、ご利用ください。

☎（通話料無料）
- 0120－24－4479（本店証券代行部）
- 0120－68－4479（大阪支店証券代行部）

インターネットアドレス　http://www.ufjtrustbank.co.jp/


FULLCAST®

〒150-0031　東京都渋谷区桜丘町2－6
TEL. 03－3780－9500　FAX. 03－3780－9510
URL. http://www.fullcast.co.jp